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ArTara Therapeutics, Inc. Index to Consolidated Financial Statements

As filed with the Securities and Exchange Commission on November 6, 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Proteon Therapeutics, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2836 (Primary Standard Industrial Classification Code Number)	20-4580525 (I.R.S. Employer Identification Number)

200 West Street
Waltham, MA 02451
(781) 890-0102
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Timothy P. Noyes
President and Chief Executive Officer
Proteon Therapeutics, Inc.
200 West Street
Waltham, MA 02451
(781) 890-0102 x1021
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:
Julio E. Vega, Esq. Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 951-8000	Jesse Shefferman President and Chief Executive Officer ArTara Therapeutics, Inc. 1 Little W. 12th Street New York, NY 10014 (646) 844-0337	Ryan Sansom, Esq. Karen Deschaine, Esq. Rama Padmanabhan, Esq. Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116 (617) 937-2300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

            If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒ Emerging growth company ☒

            If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

            If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

            Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)    ☐

            Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common stock, $0.001 par value per share	2,853,397	N/A	$20,000,902.98	$2,596.12

(1)
Relates to common stock, $0.001 par value per share, of Proteon Therapeutics, Inc., a Delaware corporation ("Proteon"), issuable to holders of common stock, $0.0001 par value per share, of ArTara Therapeutics, Inc., a Delaware corporation ("ArTara"), in the proposed merger of REM 1 Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Proteon, with and into ArTara (the "Merger"). The amount of Proteon common stock to be registered is based on the estimated number of shares of Proteon common stock that are expected to be issued pursuant to the Merger, after taking into account the effect of a reverse stock split of Proteon common stock, assuming an exchange ratio of 0.191196 shares of Proteon common stock for each outstanding share of ArTara common stock.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act of 1933, as amended, based upon the estimated book value of the ArTara securities to be exchanged in the Merger. ArTara is a private company, and no market exists for its securities.

(3)
This fee has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended.

            The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Proteon may not sell its securities pursuant to the proposed transactions until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED NOVEMBER 6, 2019

 PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Proteon Therapeutics, Inc. and ArTara Therapeutics, Inc.:

         Proteon Therapeutics, Inc. ("Proteon") and ArTara Therapeutics, Inc. ("ArTara") have entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), pursuant to which a wholly owned subsidiary of Proteon will merge with and into ArTara, with ArTara surviving as a wholly owned subsidiary of Proteon (the "Merger"). The Merger will result in a clinical-stage biopharmaceutical company focused on developing a pipeline of innovative treatments for rare and specialty diseases with significant unmet therapeutic needs, including ArTara's current development programs focused on the treatment of rare diseases in structural and connective tissues as well as rare hepatology and metabolic disorders.

         At the effective time of the Merger (the "Effective Time"), each share of common stock of ArTara, $0.0001 par value ("ArTara common stock"), will be converted into the right to receive                 shares of common stock of Proteon, $0.001 par value ("Proteon common stock"), subject to adjustment for the reverse stock split of Proteon common stock to be implemented prior to the consummation of the Merger as discussed in this proxy statement/prospectus/information statement, and further adjusted based on Proteon's net cash immediately prior to the closing of the Merger. Proteon will assume outstanding and unexercised options to purchase shares of ArTara capital stock, and in connection with the Merger they will be converted into options to purchase shares of Proteon common stock, and any unvested ArTara restricted stock awards, which will be exchanged for shares of Proteon's common stock to be unvested to the same extent as such ArTara restricted stock awards and subject to the same restrictions as such ArTara restricted stock awards. At the Effective Time, Proteon's stockholders will continue to own and hold their then existing shares of Proteon common stock, subject to adjustment for the reverse stock split. As of immediately prior to the Effective Time, all outstanding and unexercised options to purchase shares of Proteon common stock will be cancelled and have no further force and effect. In connection with the Merger, on September 23, 2019, Proteon entered into a subscription agreement (the "Subscription Agreement") with certain institutional investors (the "Investors") pursuant to which, among other things, Proteon agreed to issue to the Investors shares of Proteon Series 1 Convertible Non-Voting Preferrred Stock and/or Proteon common stock immediately following the Merger in a private placement transaction for an aggregate purchase price of approximately $42.5 million (the "Private Placement"). Immediately after the Private Placement, Proteon will convert all outstanding shares of Proteon's Series A Convertible Preferred Stock into shares of Proteon common stock (the "Series A Preferred Automatic Conversion"). Immediately after the Merger, after giving effect to the Private Placement and the Series A Preferred Automatic Conversion, the holders of former ArTara capital stock are expected to hold approximately 28.67% of the Proteon capital stock on a fully diluted basis and the holders of Proteon common stock (pre-Merger) are expected to hold approximately 10.39% of the Proteon capital stock on a fully diluted basis.

         Shares of Proteon's common stock are currently listed on The Nasdaq Stock Market LLC ("Nasdaq") under the symbol "PRTO." Prior to consummation of the Merger, Proteon intends to file an initial listing application with Nasdaq pursuant to Nasdaq's "reverse merger" rules. After completion of the Merger, Proteon will be renamed ArTara Therapeutics, Inc. and expects to trade on Nasdaq under the symbol "TARA." On                    , 2019, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Proteon's common stock on Nasdaq was $            per share.

         Proteon is holding a special meeting of its stockholders (the "Proteon special meeting") in order to obtain the stockholder approvals necessary to complete the Merger, the Private Placement and related matters. At the Proteon special meeting, which will be held at 9:00 a.m., local time, on                    , 2019 at the offices of Morgan, Lewis & Bockius, LLP located at One Federal Street, Boston, MA 02110, unless postponed or adjourned to a later date, Proteon will ask its common stockholders to, among other things:

  1.
  approve an amendment to the sixth amended and restated certificate of incorporation of Proteon to effect a reverse stock split of Proteon's common stock at a ratio within the range between 1-for-30 and 1-for-50 (with such ratio to be mutually agreed upon by Proteon and ArTara prior to the effectiveness of the Merger);

  2.
  approve (i) the issuance of shares of Proteon capital stock pursuant to the Merger and the Private Placement, which will represent (or are convertible into) more than 20% of the shares of Proteon common stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger and the Private Placement, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

  3.
  approve an amendment to the sixth amended and restated certificate of incorporation of Proteon to effect the Series A Preferred Automatic Conversion immediately following the consummation of the Private Placement;

  4.
  approve an amendment to the Proteon Amended and Restated 2014 Equity Incentive Plan to increase the number of shares of Proteon common stock available for issuance thereunder by                    (without giving effect to the Reverse Split); and

  5.
  approve a postponement or adjournment of the Proteon special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4.

         Please refer to the attached proxy statement/prospectus/information statement for further information with respect to the business to be transacted at the Proteon special meeting. As described in the accompanying proxy statement/prospectus/information statement, certain of ArTara's stockholders who in the aggregate own approximately 99.29% of the shares of ArTara common stock, and certain of Proteon's stockholders who in the aggregate own approximately 17.64% of the shares of Proteon common stock, in each case, outstanding as of the date of the Merger Agreement, are parties to support agreements with Proteon and ArTara, whereby such stockholders have agreed to vote their shares in favor of the adoption or approval, among other things, of the Merger Agreement and the approval of the transactions contemplated therein, including the Merger, the issuance of shares of Proteon common stock to ArTara's stockholders, the change of control resulting from the Merger and an amendment to the Proteon sixth amended and restated certificate of incorporation to effect the Series A Preferred Automatic Conversion, subject to the terms of the support agreements.

         In addition, following the effectiveness of the registration statement on Form S-4 (the "Registration Statement"), of which this proxy statement/prospectus/information statement is a part, and pursuant to the conditions of the Merger Agreement and the support agreements, ArTara's stockholders who are party to the support agreements will each execute an action by written consent of ArTara's stockholders, referred to as the written consent, adopting the Merger Agreement, thereby approving the transactions contemplated thereby, including the Merger. No meeting of ArTara's stockholders will be held; all of ArTara's stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the Merger and related transactions, by signing and returning to ArTara a written consent once this Registration Statement is declared effective by the Securities and Exchange Commission.

         After careful consideration, Proteon's board of directors has unanimously (i) determined that the Merger and all related transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, Proteon and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated therein and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that its stockholders vote "FOR" Proposal Nos. 1, 2, 3, 4 and 5.

         After careful consideration, ArTara's board of directors has unanimously (i) determined that the Merger and all related transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, ArTara and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated therein and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that each ArTara stockholder sign and return the written consent, indicating its (x) adoption of the Merger Agreement and approval of the transactions contemplated thereby, (y) acknowledgement that the approval given is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the General Corporation Law of the State of Delaware ("DGCL"), and that such stockholder has received and read a copy of Section 262 of the DGCL, and (z) acknowledgement that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL.

         More information about Proteon, ArTara and the proposed transaction is contained in this proxy statement/prospectus/information statement. Proteon and ArTara urge you to read the accompanying proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 31.

         Proteon and ArTara are excited about the opportunities the Merger brings to Proteon's and ArTara's stockholders, and thank you for your consideration and continued support.

Timothy Noyes President and Chief Executive Officer Proteon Therapeutics, Inc.	Jesse Shefferman Chief Executive Officer ArTara Therapeutics, Inc.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

         The accompanying proxy statement/prospectus/information statement is dated                    , 2019, and is first being mailed to Proteon's and ArTara's stockholders on or about                     , 2019.

PRELIMINARY—SUBJECT TO COMPLETION—DATED NOVEMBER 6, 2019

Proteon Therapeutics, Inc.
200 West Street
Waltham, MA 02451

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On                    , 2019

Dear Stockholder of Proteon:

        On behalf of the board of directors of Proteon Therapeutics, Inc., a Delaware corporation ("Proteon"), we are pleased to deliver this proxy statement/prospectus/information statement for a special meeting of stockholders of Proteon (the "Proteon special meeting") and for the proposed merger between Proteon and ArTara Therapeutics, Inc., a Delaware corporation ("ArTara"), pursuant to which REM 1 Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Proteon, will merge with and into ArTara, with ArTara surviving as a wholly owned subsidiary of Proteon (the "Merger"). In connection with the Merger, on September 23, 2019, Proteon entered into a subscription agreement with certain institutional investors (the "Investors"), pursuant to which, among other things, Proteon agreed to issue to the Investors shares of Proteon Series 1 Convertible Non-Voting Preferrred Stock and/or shares of Proteon common stock immediately following the Merger in a private placement transaction for an aggregate purchase price of approximately $42.5 million (the "Private Placement"). The Proteon special meeting will be held on                    , 2019, at 9:00 a.m. local time at the offices of Morgan, Lewis & Bockius, LLP located at One Federal Street, Boston, MA 02210 for the following purposes:

  1.
  To approve an amendment to the sixth amended and restated certificate of incorporation of Proteon to effect a reverse stock split of Proteon's common stock at a ratio within the range between 1-for-30 and 1-for-50 (with such ratio to be mutually agreed upon by Proteon and ArTara prior to the effectiveness of the Merger).

  2.
  To approve (i) the issuance of shares of Proteon capital stock pursuant to the Merger and the Private Placement, which shares collectively will represent (or be convertible into) more than 20% of the shares of Proteon common stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger and the Private Placement, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

  3.
  To approve an amendment to the sixth amended and restated certificate of incorporation of Proteon to effect the automatic conversion of all outstanding shares of Proteon's Series A Preferred Stock into shares of Proteon's common stock, without giving effect to any existing provision that limits the conversion rights of Proteon's Series A Preferred Stock (including, without limitation, the 9.985% beneficial ownership cap), immediately following the consummation of the Private Placement.

  4.
  To approve an amendment to the Proteon Amended and Restated 2014 Equity Incentive Plan to increase the number of shares of Proteon common stock available for issuance thereunder by                    (without giving effect to the Reverse Split).

  5.
  To approve a postponement or adjournment of the Proteon special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, or 4.

        Please refer to the attached proxy statement/prospectus/information statement for further information with respect to the business to be transacted at the Proteon special meeting. The board of directors of Proteon (the "Proteon Board") has fixed November 12, 2019, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Proteon special meeting and any adjournment or postponement thereof. Only holders of record of shares of Proteon common stock at the close of business on the record date are entitled to notice of, and to vote at, the Proteon special meeting. At the close of business on the record date, Proteon had                shares of common stock outstanding and entitled to vote. A complete list of such stockholders entitled to vote at the Proteon special meeting will be available for examination at the Proteon offices in Waltham, Massachusetts during normal business hours for a period of ten days prior to the Proteon special meeting.

        Your vote is important. Approval of Proposal Nos. 1 and 3 requires the affirmative vote of holders of a majority of Proteon common stock outstanding as of the record date for the Proteon special meeting. Approval of Proposal Nos. 2, 4 and 5 requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Proteon special meeting and entitled to vote thereupon. Each of Proposal Nos. 1, 2 and 3 is a condition to the consummation of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3.

        Even if you plan to attend the Proteon special meeting in person, Proteon requests that you sign and return the enclosed proxy card to ensure that your shares will be represented at the Proteon special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of adoption of each of the proposals.

        THE PROTEON BOARD HAS UNANIMOUSLY DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, PROTEON AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED EACH SUCH PROPOSAL. THE PROTEON BOARD UNANIMOUSLY RECOMMENDS THAT PROTEON'S COMMON STOCKHOLDERS VOTE "FOR" EACH SUCH PROPOSAL.

By Order of the Proteon Board of Directors,

Timothy Noyes
 President and Chief Executive Officer
Waltham, Massachusetts
                    , 2019

REFERENCES TO ADDITIONAL INFORMATION

        This proxy statement/prospectus/information statement incorporates important business and financial information about Proteon that is not included in or delivered with this document. You may obtain this information without charge through the SEC website (www.sec.gov) or upon your written or oral request by contacting Proteon Therapeutics, Inc., Attention Investor Relations, 200 West Street, Waltham, MA 02451 or by calling (781) 890-0102.

        You may also request additional copies from Proteon's proxy solicitor using the following contact information:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Stockholders Call Toll-Free: 1-800-868-1390

        To ensure timely delivery of these documents, any request should be made no later than                        , 2019 to receive them before the special meeting.

        For additional details about where you can find information about Proteon, please see the section titled "Where You Can Find More Information" in this proxy statement/prospectus/information statement.

Page
QUESTIONS AND ANSWERS ABOUT THE MERGER	1
PROSPECTUS SUMMARY	11
SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA	24
MARKET PRICE AND DIVIDEND INFORMATION	30
RISK FACTORS	31
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS	89
THE SPECIAL MEETING OF PROTEON'S STOCKHOLDERS	91
THE MERGER	95
THE MERGER AGREEMENT	138
AGREEMENTS RELATED TO THE MERGER	163
MATTERS BEING SUBMITTED TO A VOTE OF PROTEON'S STOCKHOLDERS	165
PROPOSAL NO. 1: APPROVAL OF AN AMENDMENT TO THE SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PROTEON EFFECTING THE REVERSE SPLIT	165
PROPOSAL NO. 2: APPROVAL OF (I) THE ISSUANCE OF SHARES OF PROTEON CAPITAL STOCK PURSUANT TO THE MERGER AND THE PRIVATE PLACEMENT, AND (II) THE CHANGE OF CONTROL RESULTING FROM THE MERGER AND THE PRIVATE PLACEMENT	172
PROPOSAL NO. 3: APPROVAL OF AN AMENDMENT TO THE SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PROTEON EFFECTING THE SERIES A PREFERRED AUTOMATIC CONVERSION	173
PROPOSAL NO. 4: APPROVAL OF AN AMENDMENT TO THE PROTEON AMENDED AND RESTATED 2014 EQUITY INCENTIVE PLAN	174
PROPOSAL NO. 5: APPROVAL OF POSSIBLE ADJOURNMENT OF THE PROTEON SPECIAL MEETING	183
DESCRIPTION OF PROTEON'S BUSINESS	184
DESCRIPTION OF ARTARA'S BUSINESS	189
PROTEON MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	224
ARTARA MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	234
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	241
MANAGEMENT FOLLOWING THE MERGER	242
EXECUTIVE COMPENSATION OF ARTARA	248
RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY	253
DESCRIPTION OF PROTEON CAPITAL STOCK	256
COMPARISON OF RIGHTS OF HOLDERS OF ARTARA STOCK AND PROTEON STOCK	261
PRINCIPAL STOCKHOLDERS OF PROTEON	270
PRINCIPAL STOCKHOLDERS OF ARTARA	274
PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY	276
LEGAL MATTERS	279
EXPERTS	279
WHERE YOU CAN FIND MORE INFORMATION	279
PRO FORMA COMBINED INDEX TO FINANCIAL STATEMENTS	PF-1
PROTEON THERAPEUTICS, INC. INDEX TO FINANCIAL STATEMENTS	PRTO K-1

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

        Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split (the "Reverse Split") of common stock of Proteon Therapeutics, Inc. ("Proteon"), as described in Proposal No. 1 beginning on page 165 in this proxy statement/prospectus/information statement.

        The following section provides answers to frequently asked questions about the proposed merger transaction. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:
What is the Merger?

A:
Proteon, REM 1 Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Proteon ("Merger Sub"), and ArTara Therapeutics, Inc. ("ArTara") entered into the Agreement and Plan of Merger and Reorganization on September 23, 2019 (the "Merger Agreement"). The Merger Agreement, as it may be amended from time to time, contains the terms and conditions of the proposed merger transaction between Proteon and ArTara. Under the Merger Agreement, Merger Sub will merge with and into ArTara, with ArTara surviving as a wholly owned subsidiary of Proteon. This transaction is referred to as the "Merger."

  At the effective time of the Merger (the "Effective Time"), each share of ArTara common stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights as more fully described in the section titled "The Merger—Appraisal Rights" in this proxy statement/prospectus/information statement) will be converted into the right to receive a number of shares of Proteon common stock calculated using an exchange ratio formula described in the Merger Agreement (the "Exchange Ratio").

  In connection with the Merger, Proteon entered into a Subscription Agreement on September 23, 2019 with certain institutional investors (the "Investors"), pursuant to which Proteon has agreed to issue in a private placement (the "Private Placement") (i) up to $27,200,000 of shares of Proteon's Series 1 Convertible Non-Voting Preferred Stock, par value $0.001 per share (the "Series 1 Preferred Stock"), at a purchase price per share equal to 1,000 times the Common Stock Purchase Price (as defined below) and (ii) up to $15,300,000 of shares of Proteon common stock (together with the Series 1 Preferred Stock, the "Private Placement Shares"), at a purchase price per share equal to (x) the Aggregate Valuation divided by the (y) the Post-Closing Proteon Shares (each of (x) and (y) as defined in the section titled "The Merger Agreement—Merger Consideration and Exchange Ratio—Exchange Ratio") (the "Common Stock Purchase Price").

  Under the Exchange Ratio formula described in the Merger Agreement, the former ArTara equity holders immediately before the Merger are expected to hold approximately 73.39% of the fully diluted capital stock of Proteon outstanding immediately following the Merger and the equity holders of Proteon immediately before the Merger are expected to be holders of approximately 26.61% of the fully diluted shares of Proteon capital stock outstanding immediately following the Merger, in each case, after giving effect to the Series A Preferred Stock Automatic Conversion (as defined below) but without giving effect to the Private Placement. The Exchange Ratio formula is based upon an ArTara fixed valuation of $20 million and a Proteon base valuation of $7.25 million, which is subject to adjustment based upon the Proteon net cash relative to a range between $2,950,000 and $3,550,000, the lower end of which range is subject to further adjustment as more fully described in the section titled "The Merger Agreement—Merger Consideration and Exchange Ratio—Exchange Ratio".

  Assuming a $42.5 million investment in the Private Placement, after the consummation of the Merger and closing of the Private Placement, the outstanding equity of Proteon on a fully diluted basis is expected to be held as follows: holders of former ArTara capital stock will hold approximately 28.67%; the Investors in the Private Placement will hold approximately 60.93%; and holders of pre-Merger Proteon common stock will hold approximately 10.39%.

  At the Effective Time, Proteon's stockholders will continue to own and hold their existing shares of Proteon common stock, subject to adjustment in connection with the Reverse Split. As of immediately prior to the Effective Time, all outstanding and unexercised options to purchase shares of Proteon common stock, other than certain options held by consultants of Proteon, will be cancelled and have no further force and effect. After the completion of the Merger, Proteon will change its corporate name to "ArTara Therapeutics, Inc." as required by the Merger Agreement (the "Proteon Name Change").

Q:
What will happen to Proteon if, for any reason, the Merger does not close?

A:
If, for any reason, the Merger does not close, the Proteon Board may elect to, among other things, attempt to sell or otherwise dispose of the various assets of Proteon, dissolve and liquidate its assets or commence bankruptcy proceedings. Under certain circumstances, Proteon may be obligated to pay ArTara a termination fee of $750,000 or reimburse certain expenses of ArTara up to $350,000, as more fully described in the section titled "The Merger Agreement—Termination and Termination Fees" in this proxy statement/prospectus/information statement. If Proteon decides to dissolve and liquidate its assets, Proteon would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurances as to the amount or timing of available cash left to distribute to stockholders after paying the debts and other obligations of Proteon and setting aside funds for reserves.

Q:
Why are the two companies proposing to merge?

A:
The Merger will result in a clinical-stage biopharmaceutical company focused on developing a pipeline of innovative treatments for rare and specialty diseases with significant unmet therapeutic needs, including ArTara's current development programs focused on the treatment of rare diseases in structural and connective tissues as well as rare hepatology and metabolic disorders. For a discussion of Proteon's and ArTara's reasons for the Merger, please see the section titled "The Merger—Proteon Reasons for the Merger" and "The Merger—ArTara Reasons for the Merger" in this proxy statement/prospectus/information statement.

Q:
Why am I receiving this proxy statement/prospectus/information statement?

A:
You are receiving this proxy statement/prospectus/information statement because you have been identified as a common stockholder of Proteon as of the record date, or a stockholder of ArTara eligible to execute the ArTara written consent. If you are a common stockholder of Proteon, you are entitled to vote at the special meeting of stockholders of Proteon (the "Proteon special meeting"), which has been called for the purpose of approving the following proposals:

1.
the amendment of Proteon's sixth amended and restated certificate of incorporation to effect, immediately prior to the effectiveness of the Merger, the Reverse Split at a ratio within the range between 1-for-30 and 1-for-50 (with such ratio to be mutually agreed upon by Proteon and ArTara);

2.
(i) the issuance of shares of Proteon capital stock pursuant to the Merger and the Private Placement, which shares collectively will represent (or be convertible into) more than 20% of the shares of Proteon common stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger and the Private Placement, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

  3.
  the amendment of Proteon's sixth amended and restated certificate of incorporation to effect, immediately after the consummation of the Private Placement, the automatic conversion of all outstanding shares of Proteon's Series A Preferred Stock of Proteon into shares of Proteon's common stock, without giving effect to any existing provision that limits the conversion rights of Proteon's Series A Preferred Stock (including, without limitation, the 9.985% beneficial ownership cap) (the "Series A Preferred Automatic Conversion");

  4.
  an amendment to Proteon's Amended and Restated 2014 Equity Incentive Plan to increase the shares available for issuance thereunder by                    additional shares of Proteon common stock (without giving effect to the Reverse Split) (the "EIP Amendment"); and

  5.
  the postponement or adjournment of the Proteon special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 4.

  Proposal Nos. 1 through 5 described above are collectively the "Proteon Stockholder Matters," and Proposal Nos. 1 through 3 above are collectively the "Closing Proteon Stockholder Matters." We do not expect that any matter other than Proposal Nos. 1 through 5 will be brought before the Proteon special meeting.

  If you are a stockholder of ArTara, you are requested to sign and return the ArTara written consent to (i) adopt of the Merger Agreement and approve the transactions and actions contemplated by the Merger Agreement, (ii) acknowledge that your approval is irrevocable and that you are aware of your rights to demand appraisal for your shares pursuant to Section 262 of the General Corporation Law of the State of Delaware ("DGCL"), and that you have received and read a copy of Section 262 of the DGCL, and (iii) acknowledge that by your approval of the Merger you are not entitled to appraisal rights with respect to your shares in connection with the Merger and thereby waive any rights to receive payment of the fair value of your capital stock under the DGCL (items (i) through (iii), collectively, the "ArTara Stockholder Matters").

  This document serves as: (x) a proxy statement of Proteon used to solicit proxies for the Proteon special meeting, (y) a prospectus of Proteon used to offer shares of Proteon common stock in exchange for shares of ArTara's capital stock in the Merger and (z) an information statement of ArTara used to solicit the written consent of its stockholders for the adoption of the Merger Agreement and the approval of the Merger and related transactions after the declaration of the effectiveness of the registration statement on Form S-4 (the "Registration Statement"), of which this proxy statement/prospectus/information statement is a part.

Q:
What is required to consummate the Merger?

A:
To consummate the Merger, Proteon's common stockholders must approve the Closing Proteon Stockholder Matters (Proposal Nos. 1, 2 and 3 above) and ArTara's common stockholders must approve the ArTara Stockholder Matters (items (i), (ii), and (iii) above).

  Certain of ArTara's stockholders who in the aggregate own approximately 99.29% of the shares of ArTara common stock, and certain of Proteon's stockholders who in the aggregate own approximately 17.64% of the shares of Proteon common stock, in each case, outstanding as of the date of the Merger Agreement, are parties to support agreements with Proteon and ArTara, whereby such stockholders have agreed, subject to the terms of the support agreements, to vote their shares (or execute a written consent) in favor of the Proteon Stockholder Matters or the ArTara Stockholder Matters, as applicable.

  In addition to the requirement of obtaining stockholder approval of the Closing Proteon Stockholder Matter and ArTara Stockholder Matters, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a complete description of the closing conditions under the Merger Agreement, we urge you to read the section titled "The Merger Agreement—Conditions to the Completion of the Merger" in this proxy statement/prospectus/information statement.

Q:
What proposals will be voted on at the Proteon special meeting, other than the Closing Proteon Stockholder Matters?

A:
At the Proteon special meeting, the holders of Proteon common stock will also be asked to consider the following proposals, along with any other business that may properly come before the Proteon special meeting or any adjournment or postponement thereof.

•
Proposal No. 4 to approve the EIP Amendment; and

•
Proposal No. 5 to approve a postponement or adjournment of the Proteon special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4.

  The Merger is not conditioned upon obtaining the approval of Proposal No. 4. If the Merger is not completed or the stockholders do not approve Proposal No. 4, the EIP Amendment will not be adopted. Proposal Nos. 1, 2 and 3 are not conditioned upon any of Proposal Nos. 4 or 5 being approved. Proposal Nos. 1 through 5 are referred to collectively in this proxy statement/prospectus/information statement as the proposals.

Q:
What will ArTara's stockholders and optionholders receive in the Merger?

A:
Proteon will assume outstanding and unexercised options to purchase shares of ArTara capital stock, and in connection with the Merger such options will be converted into options to purchase shares of Proteon's common stock, with the number of Proteon shares subject to such option, and the exercise price, being appropriately adjusted to reflect the Exchange Ratio, and any unvested ArTara restricted stock awards, which will be exchanged for shares of Proteon's common stock to be unvested to the same extent as such ArTara restricted stock awards and subject to the same restrictions as such ArTara restricted stock awards. For a complete description of what ArTara's stockholders and option holders will receive in the Merger, please see the section titled "The Merger Agreement—Merger Consideration" in this proxy statement/prospectus/information statement.

Q:
What will Proteon's stockholders and option holders receive in the Merger?

A:
At the Effective Time, and after giving effect to the Series A Preferred Automatic Conversion, Proteon's stockholders will continue to own and hold their existing shares of Proteon common stock. All outstanding and unexercised options to purchase shares of Proteon's common stock, other than certain options issued to certain consultants of Proteon, will be cancelled for no consideration immediately prior to the Effective Time.

Q:
Who will be the directors of Proteon following the Merger?

A:
At the Effective Time, the combined company is expected to initially have a seven-member board of directors, comprised of (a) Luke Beshar, Scott Braunstein, M.D., Roger Garceau, M.D., Michael Solomon, Ph.D. and an additional member to be added after the filing of this Registration Statement, each as an ArTara designee, (b)                     , as a Proteon designee and (c) Jesse Shefferman as a director and chief executive officer of the combined company, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal. The aforementioned board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the rules of The Nasdaq Stock Market LLC ("Nasdaq"). All of Proteon's current directors are expected to resign from their positions as directors of Proteon, effective upon the Effective Time.

Q:
Who will be the executive officers of Proteon following the Merger?

A:
Immediately following the Merger, the executive management team of the combined company is expected to be comprised of the following individuals with such additional officers as may be added by ArTara or the combined company:

Name	Position with the Combined Company	Current Position
Jesse Shefferman	Chief Executive Officer, President and Director	Chief Executive Officer of ArTara
Jacqueline Zummo, Ph.D., MPH, MBA	Senior Vice President, Research Operations	Vice President, Research Operations of ArTara
Julio Casoy, M.D.	Chief Medical Officer	Chief Medical Officer of ArTara
Q:
As a stockholder of Proteon, how does the Proteon Board recommend that I vote?

A:
After careful consideration, the Proteon Board unanimously recommends that the Proteon common stockholders vote:

•
"FOR" Proposal No. 1 to approve an amendment to the sixth amended and restated certificate of incorporation of Proteon to effect the Reverse Split;

•
"FOR" Proposal No. 2 to approve (i) the issuance of shares of Proteon capital stock pursuant to the Merger and the Private Placement, which shares collectively will represent (or be convertible into) more than 20% of the shares of Proteon common stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger and the Private Placement, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

•
"FOR" Proposal No. 3 to approve an amendment to the sixth amended and restated certificate of incorporation of Proteon to effect the Series A Preferred Automatic Conversion immediately following the consummation of the Private Placement;

•
"FOR" Proposal No. 4 to approve the EIP Amendment; and

•
"FOR" Proposal No. 5 to adjourn the special meeting, if necessary to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4.

  For more information on each proposal and the Proteon Board's recommendations, please see the section entitled "Matters Being Submitted to a Vote of Proteon's Stockholders" in this proxy statement/prospectus/information statement.

Q:
How many votes are needed to approve each proposal?

A:
Approval of Proposal Nos. 1 and 3 requires the affirmative vote of holders of a majority of Proteon common stock outstanding as of the record date for the Proteon special meeting. Approval of Proposal Nos. 2, 4 and 5 requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Proteon special meeting and entitled to vote thereupon.

Q:
As a stockholder of ArTara, how does the ArTara Board recommend that I vote?

A:
After careful consideration, the ArTara Board unanimously recommends that the ArTara stockholders execute the written consent indicating their vote in favor of the ArTara Stockholder Matters.

Q:
What risks should I consider in deciding whether to vote in favor of the Proteon Stockholder Matters or to execute and return the written consent, as applicable?

A:
You should carefully review the section of the proxy statement/prospectus/information statement titled "Risk Factors," which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company's business will be subject, and risks and uncertainties to which each of Proteon and ArTara, as an independent company, is subject.

Q:
When do you expect the Merger to be consummated?

A:
We anticipate that the Merger will occur during the fourth quarter of 2019, soon after the Proteon special meeting to be held on                , 2019 but we cannot predict the exact timing. For more information, please see the section titled "The Merger Agreement—Conditions to the Completion of the Merger" in this proxy statement/prospectus/information statement.

Q:
What are the material U.S. federal income tax consequences of the Merger to U.S. Holders of ArTara shares?

A:
Proteon and ArTara intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), as described in the section titled "The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger" in this proxy statement/prospectus/information statement. Assuming the Merger constitutes a reorganization, subject to the limitations and qualifications described in the section titled "The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger" in this proxy statement/prospectus/information statement, ArTara stockholders generally should not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of Proteon common stock issued in connection with the Merger (other than in respect of cash received in lieu of fractional shares). Each ArTara stockholder who receives cash in lieu of a fractional share of Proteon common stock should generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of such fractional share and the stockholder's tax basis allocable to such fractional share.

  If the Merger is not treated as a reorganization under Section 368(a) of the Code or as a contribution and exchange under Section 351 of the Code, then, subject to the limitations and qualification described in the section titled "The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger" in this proxy statement/prospectus/information statement, each ArTara stockholder will generally recognize capital gain or loss, for U.S. federal income tax purposes, on the receipt of Proteon common stock issued to such ArTara stockholder and on any cash received in lieu of fractional shares in connection with the Merger. The tax consequences to each ArTara stockholder will depend on that stockholder's particular circumstances. Each ArTara stockholder should consult with his, her or its tax advisor for a full understanding of the tax consequences of the Merger to that stockholder.

Q:
What are the material U.S. federal income tax consequences of the Reverse Split to Proteon U.S. Holders?

A:
The Reverse Split should constitute a "recapitalization" for U.S. federal income tax purposes. As a result, a Proteon stockholder who is a U.S. holder (as defined in the section titled "Matters Being

  Submitted to a Vote of Proteon's Stockholders—Proposal No. 1: Approval of an Amendment to the Sixth Amended and Restated Certificate of Incorporation of Proteon Effecting the Reverse Split—Certain Material U.S. Federal Income Tax Consequences of the Reverse Split" in this proxy statement/prospectus/information statement) generally should not recognize gain or loss upon the Reverse Split (other than in respect of cash received in lieu of fractional shares). A U.S. holder's aggregate tax basis in the shares of Proteon common stock received pursuant to the Reverse Split should equal the aggregate tax basis of the shares of Proteon common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Proteon common stock), and such U.S. holder's holding period in the shares of Proteon common stock received should include the holding period in the shares of Proteon common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Proteon common stock surrendered to the shares of Proteon common stock received in a "recapitalization". U.S. holders of shares of Proteon common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

  Please review the information in the section titled "Matters Being Submitted to a Vote of Proteon's Stockholders—Proposal No. 1: Approval of an Amendment to the Sixth Amended and Restated Certificate of Incorporation of Proteon Effecting the Reverse Split—Certain Material U.S. Federal Income Tax Consequences of the Reverse Split" in this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the Reverse Split to Proteon U.S. holders.

Q:
What do I need to do now?

A:
Proteon and ArTara urge you to read this proxy statement/prospectus/information statement carefully, including its annexes and information incorporated herein, and to consider how the Merger affects you.

  If you are a common stockholder of Proteon, you may provide your proxy instructions in one of four different ways. First, you can mail your signed proxy card in the enclosed return envelope. Second, you may provide your proxy instructions via phone by following the instructions on your proxy card or voting instruction form. Third, you may provide your proxy instructions via the Internet by following the instructions on your proxy card or voting instruction form. Finally, you may vote in person at the Proteon special meeting, as described below. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Proteon special meeting. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of adoption of each of Proposals 1, 2, 3, 4 and 5.

  If you are a stockholder of ArTara, you may execute and return your written consent to ArTara in accordance with the instructions provided by ArTara once this Registration Statement is declared effective by the SEC.

Q:
What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:
If you are a common stockholder of Proteon, the failure to return your proxy card or otherwise provide proxy instructions (a) will have the same effect as voting against each of Proposal Nos. 1 through 5 and (b) your shares will not be counted for purposes of determining whether a quorum is present at the Proteon special meeting.

Q:
When and where is the special meeting of Proteon's stockholders?

A:
The Proteon special meeting will be held at 9:00 a.m., local time, on                    , 2019 at the offices of Morgan, Lewis & Bockius, LLP located at One Federal Street, Boston, MA 02110, unless postponed or adjourned to a later date. Subject to space availability, all of Proteon's stockholders as of the record date, or their duly appointed proxies, may attend the Proteon special meeting.

Q:
May I vote in person at the special meeting of stockholders of Proteon?

A:
If your shares of Proteon common stock are registered directly in your name with Proteon's transfer agent as of the record date, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Proteon. If you are a stockholder of record of Proteon, you may attend the Proteon special meeting and vote your shares in person. Even if you plan to attend the Proteon special meeting in person, Proteon requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Proteon special meeting if you become unable to attend. If your shares of Proteon common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in "street name," and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the Proteon special meeting. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Proteon special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Proteon special meeting.

Q:
How are votes counted?

A:
Votes will be counted by the inspector of elections appointed for the meeting, who will separately count votes "FOR" and "AGAINST," abstentions and, if applicable, broker non-votes.

  We do not expect that any matter other than Proposal Nos. 1 through 5 will be brought before the Proteon special meeting.

Q:
What are "broker non-votes"?

A:
Brokers who hold shares in street name for customers have the authority to vote on "routine" proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approval of non-routine matters, such as Proposal Nos. 2, 3 and 4, and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares, referred to generally as "broker non-votes." Broker non-votes, if any, will be treated as shares that are present at the special meeting for purposes of determining whether a quorum exists and will have the same effect as votes against Proposal Nos. 2, 3 and 4.

  It is anticipated that Proposal Nos. 1 and 5 will be discretionary proposals considered routine under the rules of the NYSE and thus will not result in broker non-votes.

Q:
May I change my vote after I have submitted a proxy or provided proxy instructions?

A:
Proteon's common stockholders of record, other than those Proteon stockholders who are parties to voting agreements, may change their vote at any time before their proxy is voted at the Proteon special meeting in one of three ways. First, a stockholder of record of Proteon can send a written notice to the Secretary of Proteon stating that it would like to revoke its proxy. Second, a stockholder of record of Proteon can submit new proxy instructions either on a new proxy card or via the Internet. Third, a stockholder of record of Proteon can attend the Proteon special meeting and vote in person. Attendance alone will not revoke a proxy. If a stockholder of Proteon of record or a stockholder who owns Proteon shares in "street name" has instructed a broker to vote its shares of Proteon common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:
Who is paying for this proxy solicitation?

A:
Proteon and ArTara will share equally the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Proteon common stock for the forwarding of solicitation materials to the beneficial owners of Proteon common stock. In addition, Proteon has engaged Georgeson LLC, a proxy solicitation firm, to solicit proxies from Proteon's stockholders for a fee of $12,500 plus costs associated with solicitation campaigns. Proteon will also reimburse Georgeson LLC for reasonable out-of-pocket expenses. Proteon will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:
What is the quorum requirement?

A:
A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding a majority of the issued and outstanding shares entitled to vote at a meeting are present at such meeting in person or represented by proxy. On the record date, there were                    shares of Proteon common stock outstanding and entitled to vote. Thus, the holders of                    shares of Proteon common stock must be present in person or represented by proxy at the Proteon special meeting to have a quorum.

  Your shares will be counted towards the quorum if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the Proteon special meeting. Abstentions and broker non-votes, if applicable, will also be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares at the meeting in person or represented by proxy may postpone or adjourn the meeting to another date.

Q:
Should Proteon's and ArTara's stockholders send in their stock certificates now?

A:
No. After the Merger is consummated, ArTara's stockholders will receive written instructions from the exchange agent for exchanging their certificates representing shares of ArTara capital stock for certificates representing shares of Proteon's common stock. Each ArTara stockholder who otherwise would be entitled to receive a fractional share of Proteon common stock will be entitled to receive an amount in cash, without interest, determined by multiplying such fraction by the volume-weighted average closing trading price of a share of Proteon common stock on Nasdaq for the five consecutive trading days ending five trading days immediately prior to the date upon which the Merger becomes effective.

  In addition, Proteon's stockholders will receive written instructions, as applicable, from Proteon's transfer agent, Computershare, for exchanging their certificates representing shares of Proteon's common stock for new certificates giving effect to the Reverse Split, if effected. Proteon's stockholders will also receive a cash payment in lieu of any fractional shares, determined by multiplying such fraction by the fair market value per share of Proteon's common stock immediately prior to the effective time of the Reverse Split as determined by the Proteon Board.

Q:
Who can help answer my questions?

A:
If you are a stockholder of Proteon and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact Georgeson LLC, Proteon's proxy solicitor, by telephone at 1-800-868-1390.

  If you are a stockholder of ArTara, and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

  ArTara Therapeutics, Inc.
  1 Little W. 12th Street
  New York, NY 10014
  (646) 844-0337
  Attn: Secretary

 PROSPECTUS SUMMARY

        This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the Merger, the proposals being considered at the Proteon special meeting and ArTara's stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement attached as Annex A, the fairness opinion of H.C. Wainwright & Co., LLC attached as Annex B and the other annexes to which you are referred herein. For more information, please see the section titled "Where You Can Find More Information" in this proxy statement/prospectus/information statement.

The Companies

Proteon Therapeutics, Inc.

200 West Street
Waltham, MA 02451
(781) 890 0102

        Until recently, Proteon was focused on the development of novel, first-in-class pharmaceuticals to address the medical needs of patients with kidney and vascular disease. On March 28, 2019, Proteon announced that its second Phase 3 trial, PATENCY-2, for its product candidate, vonapanitase, in the treatment of radiocephalic fistulas did not meet its co-primary endpoints of fistula use for hemodialysis (p=0.328) and secondary patency (p=0.932). In April 2019, Proteon started taking steps to reduce operating expenses while Proteon evaluated its strategic alternatives with a goal to enhance stockholder value, including the possibility of a merger or sale of Proteon.

ArTara Therapeutics, Inc.

1 Little West 12th Street
New York, NY 10014
(646) 844-0337

        ArTara Therapeutics, Inc. is a rare and specialty diseases therapeutics company focused on optimizing product candidates for patients suffering from diseases where there is a significant unmet need. Its current development programs focus on the treatment of rare diseases in structural and connective tissues, as well as rare hepatology/gastrointestinal and metabolic disorders with investigational candidate TARA-002 for the potential treatment of lymphatic malformations and IV Choline Chloride for the potential treatment of intenstinal failure-associated liver disease, or IFALD.

The Merger (see page 95)

        On September 23, 2019, Proteon, Merger Sub, and ArTara entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into ArTara, with ArTara surviving as a wholly owned subsidiary of Proteon (the "Merger"). Proteon common stock will be issued to the former ArTara stockholders at the Effective Time. In connection with the closing of the Merger, Proteon will change its name to "ArTara Therapeutics, Inc.," and ArTara is expected to change its name to "ArTara Subsidiary, Inc." References to the combined company in this proxy statement/prospectus/information statement are references to Proteon following the Merger transaction.

        Concurrently with the execution of the Merger Agreement, certain institutional investors (together, the "Investors") entered into a subscription agreement (the "Subscription Agreement") with Proteon, pursuant to which Proteon has agreed to issue in a private placement immediately after the Effective Time (the "Private Placement") (i) up to $27,200,000 of shares of Proteon's Series 1 Convertible Non-Voting Preferred Stock, par value $0.001 per share, at a purchase price equal to 1,000 times the

Common Stock Purchase Price (as defined below) and (ii) up to $15,300,000 of shares of Proteon common stock, at a purchase price equal to (x) the Aggregate Valuation divided by the (y) the Post-Closing Proteon Shares (each of (x) and (y) as defined in the section titled "The Merger Agreement—Merger Consideration and Exchange Ratio—Exchange Ratio") (the "Common Stock Purchase Price"). The shares of Proteon will be issued pursuant to an exemption from securities laws and as an inducement for the Investors to participate in the Private Placement, Proteon and the Investors also executed a registration rights agreement for the provision of registration rights with respect to the registrable securities issued in the Private Placement, such that, following the Effective Time, the shares of such registrable securities would be registered for resale on a registration statement filed and declared effective by the U.S. Securities and Exchange Commission (the "SEC").

        Proteon and ArTara expect the Merger to be consummated by year end 2019, subject to satisfaction or waiver of certain conditions, including, among other things, receipt of the requisite approval of Proteon's and ArTara's stockholders, including approval by the Proteon common stockholders of (a)(i) the issuance of shares of Proteon capital stock pursuant to the Merger and the Private Placement, which shares collectively will represent (or be convertible into) more than 20% of the shares of Proteon common stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger and the Private Placement, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively, and (b) an amendment to Proteon's certificate of incorporation (i) to effect immediately prior to the closing of the Merger the Reverse Split at a ratio anywhere in the range between 1-for-30 and 1-for-50 (with the actual reverse stock split ratio to be mutually agreed upon by Proteon and ArTara prior to the effectiveness of the Merger) and (ii) to effect immediately after the consummation of the Private Placement the Series A Preferred Automatic Conversion. Concurrently with the execution of the Merger Agreement, Proteon delivered to ArTara the written consent of the holders of 92.7% of the shares of Proteon's Series A Preferred Stock outstanding as of September 23, 2019 approving the Series A Preferred Automatic Conversion.

        Immediately following the consummation of the Merger, the holders of ArTara capital stock (including the holders of any outstanding and unexercised options to purchase ArTara capital stock) immediately prior to the Merger are expected to hold approximately 73.39% of the fully diluted shares of Proteon capital stock outstanding immediately following the Merger, and the holders of Proteon common stock immediately prior to the Merger are expected to hold approximately 26.61% of the fully diluted shares of Proteon capital stock outstanding immediately following the Merger, in each case, after giving effect to the Series A Preferred Stock Automatic Conversion but without giving effect to the Private Placement. As currently anticipated and assuming a $42.5 million investment in the Private Placement, after the consummation of the Merger and closing of the Private Placement, the outstanding equity of Proteon on a fully diluted basis will be held approximately as follows: holders of former ArTara capital stock are expected to hold approximately 28.67%; the Investors in the Private Placement are expected to hold approximately 60.93%; and holders of pre-Merger Proteon common stock are expected to hold approximately 10.39%.

Reasons for the Merger (see page 105 and 109)

        The Proteon Board considered various reasons to reach its determination (i) that the Merger, the Series A Preferred Automatic Conversion, the Reverse Split, and the other transactions and actions contemplated by the Merger Agreement (the "Contemplated Transactions") are advisable and fair to, and in the best interests, of Proteon and its stockholders, (ii) to approve and declare advisable the Merger Agreement and the Contemplated Transactions, including the issuance of shares of Proteon common stock to the stockholders of ArTara pursuant to the terms of the Merger Agreement, and (iii) to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Proteon vote to approve the Proteon Stockholder Matters.

        The ArTara Board also considered various reasons to reach its determination (i) that the Contemplated Transactions are fair to, advisable for, and in the best interests of, ArTara and its stockholders, (ii) to approve and declare advisable the Merger Agreement and the Contemplated Transactions and (iii) to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that its stockholders vote to approve the ArTara Stockholder Matters.

        Following the Merger, the combined company will be a clinical-stage biopharmaceutical company focused on developing a pipeline of innovative treatments for rare and specialty diseases with significant unmet therapeutic needs, including ArTara's current development programs focused on the treatment of rare diseases in structural and connective tissues as well as rare hepatology and metabolic disorders. Among other factors, Proteon and ArTara believe that the combined organization will have the following potential advantages:

  •
  Product Pipeline.  The combined company is expected to build upon and implement ArTara's current plans for developing IV Choline for treatment of IFALD and TARA-002 for treatment of Lymphatic Malformations.

  •
  Management Team.  It is expected that the combined organization will be led by the experienced senior management team from ArTara and a board of directors of seven members with representation from each of Proteon and ArTara.

  •
  Cash Resources.  The combined company is expected to have gross proceeds from the Private Placement of $42.5 million, in addition to the approximately $3.0 million of net cash that Proteon is expected to have immediately prior to the consummation of the Merger, which Proteon and ArTara believe is sufficient to enable ArTara to pursue its near term clinical trials and business plans.

        The Proteon Board considered other reasons for the Merger, including:

  •
  the strategic alternatives to the Merger available to Proteon, including the discussions that Proteon's management and the Proteon Board previously conducted with other potential merger partners;

  •
  the failure of Proteon's second Phase 3 clinical trial, PATENCY-2, for vonapanitase to meet its co-primary endpoints and the unlikelihood that such circumstances would change for the benefit of Proteon's stockholders in the foreseeable future;

  •
  the risk associated with, and uncertain value and costs to Proteon's stockholders of, liquidating Proteon;

  •
  the risks of continuing to operate Proteon on a stand-alone basis, including the need to rebuild infrastructure and management to continue its operations;

  •
  the potential market opportunity for ArTara's products and the expertise of ArTara's scientific team;

  •
  the likelihood that the combined company would possess sufficient financial resources to allow the management team to focus on the continued development and anticipated commercialization of ArTara's development candidates;

  •
  the potential benefits resulting from the combination of Proteon's public company structure with ArTara's business to raise additional funds in the future, if necessary; and

  •
  the opportunity as a result of the Merger for Proteon's stockholders to participate in the potential value of ArTara's product candidate portfolio and the potential growth of the combined company following the Merger.

        In addition, the ArTara Board approved the Merger based on a number of factors, including the following:

  •
  the potential to provide the current ArTara stockholders with greater liquidity by owning stock in a public company;

  •
  the cash resources of the combined company expected to be available at the closing of the Merger relative to the anticipated burn rate of the combined company;

  •
  the potential for access to public capital markets, including sources of capital from a broader range of investors to support the clinical development of its product candidates than it could otherwise obtain if it continued to operate as a privately-held company;

  •
  the ArTara Board's belief that no alternatives to the Merger were reasonably likely to create greater value for ArTara's stockholders after reviewing the various alternatives that were considered by the ArTara Board and the likelihood of achieving any alternative transaction compared to the likelihood of completing the Merger; and

  •
  the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the ArTara stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes.

Opinion of the Proteon Financial Advisor (see page 113)

        The Proteon Board engaged H.C. Wainwright & Co., LLC ("Wainwright") on April 8, 2019 to act as the financial advisor to the Proteon Board to assist it in identifying and analyzing potential targets for a potential transaction and, if requested by the Proteon Board, to render an opinion as to the fairness, from a financial point of view, to Proteon of the Exchange Ratio. On September 22, 2019, Wainwright rendered its oral opinion to the Proteon Board (which was subsequently confirmed in writing by delivery of Wainwright's written opinion dated the same date) to the effect that, based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion described herein, as of September 22, 2019, the Exchange Ratio was fair, from a financial point of view, to Proteon. Wainwright did not express any view on, and its opinion did not address, any other term or aspect of any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with the Merger, including, without limitation, the Private Placement.

        The full text of Wainwright's written opinion is attached to this proxy statement/prospectus/information statement as Annex B and is incorporated into this proxy statement/prospectus/information statement by reference. The description of Wainwright's opinion set forth in this proxy statement/prospectus/information statement is qualified in its entirety by reference to the full text of such opinion. Proteon's stockholders are encouraged to read Wainwright's opinion carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Wainwright in connection with its opinion.

        Wainwright's opinion was addressed to the Proteon Board and was only one of many factors considered by the Proteon Board in its evaluation of the Merger. Wainwright's opinion was prepared solely for the information of the Proteon Board and only addressed the fairness, from a financial point of view, to Proteon of the Exchange Ratio. Wainwright was not requested to opine as to, and Wainwright's opinion does not address, the relative merits of the Merger or any alternatives to the Merger, Proteon's underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. Wainwright's opinion does not address the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Proteon and is not a valuation of Proteon or ArTara or their respective assets or any class of their securities. Wainwright did not express an opinion about the fairness of the amount or nature of any compensation payable or to be paid to any of the officers, directors or employees, of Proteon, whether or not relative to the Merger. Wainwright also did not express an opinion regarding the fairness, from a financial point of view, to Proteon of the Private Placement.

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

  Merger Consideration and Exchange Ratio (see page 138)

        ArTara stockholders will receive shares of Proteon common stock in exchange for shares of ArTara capital stock in an amount equal to the number of shares of ArTara capital stock held by such stockholder multiplied by the Exchange Ratio. No fractional shares of Proteon common stock will be issued in connection with the Merger. Instead, each ArTara stockholder who otherwise would be entitled to receive a fractional share of Proteon common stock (after aggregating all fractional shares of Proteon common stock issuable to such holder after the consummation of the Merger and the Private Placement) will be entitled to receive an amount in cash (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the price per share of Proteon common stock that is equal to (x) Aggregate Valuation, divided by (y) the Post-Closing Proteon Shares (each as defined in the section titled "The Merger Agreement—Merger Consideration and Exchange Ratio—Exchange Ratio"), rounded to six decimal points (the "Proteon Common Stock Purchase Price").

        Immediately following the consummation of the Merger, the holders of ArTara capital stock (including the holders of any outstanding and unexercised options to purchase ArTara capital stock) immediately prior to the Merger shall hold approximately 73.39% of the fully diluted shares of Proteon capital stock outstanding immediately following the Merger, and the holders of Proteon common stock immediately prior to the Merger shall hold approximately 26.61% of the fully diluted shares of Proteon capital stock outstanding immediately following the Merger, in each case, after giving effect to the Series A Preferred Stock Automatic Conversion but without giving effect to the Private Placement. As currently anticipated and assuming a $42.5 million investment in the Private Placement, after the Merger and closing of the Private Placement, the outstanding equity of Proteon on a fully diluted basis will be held approximately as follows: holders of former ArTara capital stock shall hold approximately 28.67%; Private Placement investors shall hold approximately 60.93%; and holders of pre-Merger Proteon common stock shall hold approximately 10.39%.

        The Exchange Ratio formula is derived based upon an ArTara fixed valuation of $20 million and a Proteon base valuation of $7.25 million. The Proteon base valuation is subject to adjustment based upon the Proteon net cash relative to a range between $2,950,000 and $3,550,000, the lower end of which range is subject to further adjustment based upon, among other things, the timing of the filing of this Registration Statement. For a more complete description of the potential divestiture, please see the section titled "The Merger Agreement—Potential Divestiture" beginning on page 149 of this proxy statement/prospectus/information statement.

        For a more complete description of the Exchange Ratio, please see the section titled "The Merger Agreement—Merger Consideration and Exchange Ratio—Exchange Ratio" beginning on page 139 of this proxy statement/prospectus/information statement.

  Treatment of Proteon Stock Options

        Prior to the Closing, the Proteon Board will have adopted appropriate resolutions to provide that each unexpired and unexercised Proteon stock option (other than certain stock options identified in the Merger Agreement), whether vested or unvested, shall be cancelled effective as of immediately prior to the Effective Time in accordance with the Proteon Amended and Restated 2006 Equity Incentive Plan and the Proteon Amended and Restated 2014 Equity Incentive Plan, as applicable.

  Treatment of ArTara Stock Options and Restricted Stock Awards (see page 143)

        Under the terms of the Merger Agreement, each option to purchase shares of ArTara common stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase shares of Proteon common stock. Proteon will assume the ArTara 2017 Equity Incentive Plan, as amended, and all rights with respect to each outstanding option to purchase ArTara common stock in accordance with its terms.

        Accordingly, from and after the Effective Time: (i) each outstanding ArTara stock option assumed by Proteon may be exercised solely for shares of Proteon common stock; (ii) the number of shares of Proteon common stock subject to each outstanding option assumed by Proteon will be determined by multiplying (A) the number of shares of ArTara common stock that were subject to such ArTara stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Proteon common stock; (iii) the per share exercise price for the Proteon common stock issuable upon exercise of each outstanding ArTara stock option assumed by Proteon will be determined by dividing (A) the per share exercise price of the ArTara common stock subject to such ArTara stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any ArTara stock option assumed by Proteon will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such ArTara stock option will remain unchanged, subject to certain exceptions.

        Proteon will file with the SEC, reasonably promptly after the Effective Time, a registration statement on Form S-8 relating to the shares of Proteon common stock issuable with respect to the ArTara stock options assumed by Proteon in accordance with the Merger Agreement.

        If any shares of ArTara capital stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with ArTara (such ArTara capital stock, the "ArTara Restricted Stock Awards"), then the shares of Proteon common stock issued in exchange for such shares of ArTara capital stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Proteon common stock shall accordingly be marked with appropriate legends. ArTara shall take all actions that may be reasonably necessary to ensure that, from and after the Effective Time, Proteon is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement in accordance with its terms.

  Conditions to the Completion of the Merger (see page 144)

        The obligations to consummate the Merger and otherwise consummate the Contemplated Transactions shall be subject to receipt of the Required ArTara Stockholder Vote, the required vote from Proteon stockholders on the Closing Proteon Stockholder Matters and the satisfaction or waiver, on or prior to the Effective Time, of the other conditions set forth in the section titled "The Merger Agreement—Conditions to the Completion of the Merger" of this proxy statement/prospectus/information statement.

  Non-Solicitation (see page 151)

        Both Proteon and ArTara are prohibited by the terms of the Merger Agreement from, directly or indirectly:

  •
  soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or taking any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

  •
  furnishing any non-public information to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

  •
  engaging in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

  •
  approving, endorsing or recommending any acquisition proposal;

  •
  executing or entering into any letter of intent or any contract contemplating or otherwise relating to any acquisition transaction (other than a permitted confidentiality agreement); or

  •
  publicly proposing to do any of the foregoing.

        Either of Proteon or ArTara, as applicable, may provide information to a third party in response to bona fide written acquisition proposal, which its board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes, or could be reasonably likely to result in, a superior offer if:

  •
  it has not breached the non-solicit provisions of the Merger Agreement in any material respect;

  •
  its board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of its board under applicable law;

  •
  at least two business days prior to furnishing such nonpublic confidential information to, or entering into discussions with, such person, it gives the other party written notice of the identity of such person and of its intent to furnish nonpublic information to, or enter into discussions with, such person;

  •
  it receives from such person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to it as those contained in the confidentiality agreement between Proteon and ArTara and which includes a customary standstill provision (only to the extent if the failure to include such standstill provision is reasonably likely to be inconsistent with the fiduciary duties of its under applicable laws; and

  •
  at least two business days prior to furnishing any such nonpublic information to such person, it furnishes such nonpublic information to the other party (to the extent such information has not been previously furnished).

  Termination and Termination Fees (see page 158)

        The Merger Agreement may be terminated by the parties under certain circumstances, and upon termination of the Merger Agreement under specified circumstances, Proteon may be required to pay to ArTara a termination fee of $750,000 or ArTara may be required to pay to Proteon a termination fee of $750,000, and in other circumstances each party may be required to reimburse the other party's expenses incurred, up to a maximum of $350,000, as set forth in the section titled "The Merger Agreement—Termination and Termination Fees" beginning on page 158 of this proxy statement/prospectus/information statement.

  Support Agreements and Proteon Series A Preferred Stock Written Consent (see page 163)

        Concurrently with the execution of the Merger Agreement, (a) officers, directors and certain stockholders of ArTara (solely in their respective capacities as ArTara stockholders) who collectively beneficially owned or controlled approximately 99.29% of the voting power of ArTara's outstanding capital stock as of September 23, 2019, entered into support agreements under which such stockholders agreed to, among other things, vote in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement and (b) officers, directors and certain stockholders of Proteon (solely in their respective capacities as Proteon stockholders), who collectively beneficially owned or controlled approximately 17.64% of the voting power of Proteon's outstanding capital stock as of September 23, 2019.

        The support agreements will terminate at the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms.

        Concurrently with the execution of the Merger Agreement, Proteon delivered the written consent from the holders of 92.7% of the outstanding shares of Proteon Series A Preferred Stock to approve the Series A Preferred Stock Automatic Conversion.

  Lock-Up Agreements (see page 163)

        Concurrently with the execution of the Merger Agreement, one director of Proteon and the officers, directors and certain other stockholders of ArTara expected to own more than 2% of the outstanding Proteon common stock after the Effective Time and consummation of the Private Placement also entered into lock-up agreements, pursuant to which such stockholders have agreed not to, except in limited circumstances, transfer or dispose of, any shares of Proteon common stock or any securities convertible into, or exercisable or exchangeable for, shares of Proteon common stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and stock options, for a period of 180 days after the closing date of the Merger.

  Private Placement; Subscription Agreement and Registration Rights Agreement (see page 163)

  Subscription Agreement

        Concurrent with the execution of the Merger Agreement, Proteon entered into the Subscription Agreement with the Investors, pursuant to which Proteon has agreed to issue in the Private Placement (i) up to $27,200,000 of shares of Proteon's Series 1 Preferred Stock, at a purchase price equal to 1,000 times the Common Stock Purchase Price and (ii) up to $15,300,000 of shares of Proteon common stock (together with the Series 1 Preferred Stock, the "Private Placement Shares"), at a purchase price equal to the Common Stock Purchase Price.

        Pursuant to the Subscription Agreement, the holders of Series 1 Preferred Stock have preemptive rights to participate pro rata in future equity financings of Proteon, subject to certain exceptions and limitations. In addition, following the issuance of the Private Placement Shares pursuant to the Subscription Agreement, certain of the Investors have rights to nominate directors to the Proteon Board and non-voting board observers. Proteon has also agreed not to take certain actions related to the business without the consent of the lead investor for so long as such lead investor continues to hold a minimum amount of the Private Placement Shares purchased under the Subscription Agreement.

        Prior to the issuance of the Private Placement Shares, Proteon intends to file a Certificate of Designation of Preferences, Rights and Limitations of Series 1 Convertible Non-Voting Preferred Stock with the Delaware Secretary of State. Thereunder, each share of Series 1 Preferred Stock will be convertible into 1,000 shares of Proteon common stock, at a conversion price initially equal to the Common Stock Purchase Price, subject to adjustment for any stock splits, stock dividends and similar events, at any time at the option of the holder, provided that any conversion of Series 1 Preferred Stock by a holder into shares of Proteon common stock would be prohibited if, as a result of such conversion, the holder, together with its affiliates and any other person or entity whose beneficial ownership of the common stock would be aggregated with such holder's for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would beneficially own more than 9.99% of the total number of shares of Proteon's common stock issued and outstanding after giving effect to such conversion. Upon written notice to Proteon, the holder may from time to time increase or decrease such limitation to any other percentage not in excess of 19.99% specified in such notice.

        Each share of Series 1 Preferred Stock will be entitled to a preference of $10.00 per share upon liquidation of Proteon, and thereafter will share ratably in any distributions or payments on an as-converted basis with the holders of Proteon common stock. In addition, upon the occurrence of certain transactions that involve the merger or consolidation of Proteon, an exchange or tender offer, a sale of all or substantially all of the assets of Proteon or a reclassification of its common stock, each share of Series 1 Preferred Stock will be convertible into the kind and amount of securities, cash and/or other property that the holder of a number of shares of Proteon common stock issuable upon conversion of one share of Series 1 Preferred Stock would receive in connection with such transaction.

        The shares of Proteon common stock to be issued in the Private Placement are being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act of 1933, as amended (the "Securities Act"). Each Investor is either (i) an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a "qualified institutional buyer" as defined in Rule 144A(a) under the Securities Act.

        The Private Placement is expected to close immediately following the consummation of the Merger. These provisions of the Subscription Agreement are discussed in greater detail in the section titled "Risk Factors" in this Registration Statement.

  Registration Rights Agreement

        Concurrently with the execution of the Subscription Agreement, Proteon entered into a registration rights agreement, dated September 23, 2019, with the Investors (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, Proteon has agreed to prepare and file a registration statement with the SEC within 60 business days after the closing of the Private Placement for the purposes of registering the resale of the Private Placement Shares. Proteon has also agreed, among other things, to pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to Proteon's obligations under the Registration Rights Agreement, not to exceed $25,000 in the aggregate.

Appraisal Rights (see page 134)

        Proteon stockholders are not entitled to appraisal rights in connection with the Merger. Holders of ArTara common stock are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. For more information about such rights, please see the provisions of Section 262 of the DGCL attached as Annex C, and the section titled "The Merger—Appraisal Rights" beginning on page 134 of this proxy statement/prospectus/information statement.

Management Following the Merger (see page 242)

  Executive Officers of the Combined Company Following the Merger

        Immediately following the Merger, the executive management team of the combined company is expected to be comprised of the following individuals with such additional officers as may be added by ArTara or the combined company:

Name	Position with the Combined Company	Current Position
Jesse Shefferman	Chief Executive Officer and Director	Chief Executive Officer of ArTara
Jacqueline Zummo, Ph.D., MPH, MBA	Senior Vice President, Research Operations	Vice President, Research Operations of ArTara
Julio Casoy, M.D.	Chief Medical Officer	Chief Medical Officer of ArTara

  Directors of the Combined Company Following the Merger

        At the Effective Time, the combined company is expected to initially have a seven-member board of directors, comprised of (a) Luke Beshar, Scott Braunstein, M.D., Roger Garceau, M.D., Michael Solomon, Ph.D. and an additional member to be added after the filing of this Registration Statement, each as an ArTara designee, (b)             , as the Proteon designee and (c) Jesse Shefferman as a director and chief executive officer of the combined company, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

        The aforementioned board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the Nasdaq rules. All of Proteon's current directors are expected to resign from their positions as directors of Proteon, effective as of the Effective Time.

Interests of Certain Directors, Officers and Affiliates of Proteon and ArTara (see pages 124 and 128)

        In considering the recommendation of the Proteon Board with respect to the issuance of common stock of Proteon pursuant to the Merger Agreement and the other matters to be acted upon by Proteon's stockholders at the Proteon special meeting, Proteon's stockholders should be aware that certain members of the Proteon Board and executive officers of Proteon have interests in the Merger that may be different from, or in addition to, interests they have as Proteon's stockholders.

        As of September 30, 2019, Proteon's directors and executive officers (including affiliates) beneficially owned, in the aggregate approximately 25.2% of the outstanding shares of common stock of Proteon. As of September 30, 2019, Proteon's directors and officers beneficially owned, in the aggregate, options to purchase 1,441,677 shares of Proteon common stock, all of which have been cancelled or will be cancelled immediately prior to the closing of the Merger.

        The compensation arrangements with Proteon's officers and directors are discussed in greater detail in the section titled "The Merger—Interests of the Proteon Directors and Executive Officers in the Merger" in this proxy statement/prospectus/information statement.

        In considering the recommendation of the ArTara Board with respect to adopting the Merger Agreement, ArTara's stockholders should be aware that members of the ArTara Board and the executive officers of ArTara may have interests in the Merger that may be different from, or in addition to, the interests of ArTara's stockholders. Each of the Proteon Board and the ArTara Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that Proteon's stockholders approve the proposals to be presented to Proteon's stockholders for consideration at the Proteon special meeting as contemplated by this proxy statement/prospectus/information statement, and that ArTara's stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

        As described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned "Management Following the Merger," ArTara's directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the Merger.

        Certain of Proteon's and ArTara's executive officers and directors have also entered into support agreements, pursuant to which certain directors, officers and stockholders of Proteon and ArTara, respectively, have agreed, solely in their capacity as stockholders of Proteon and ArTara, respectively, to vote all of their shares of Proteon common stock or ArTara capital stock in favor of, among other things, the adoption or approval, respectively, of the Merger Agreement and the transactions contemplated therein in connection with the Merger. The support agreements are discussed in greater detail in the section titled "Agreements Related to the Merger" in this proxy statement/prospectus/information statement.

Material U.S. Federal Income Tax Consequences of the Merger (see page 130)

        Proteon and ArTara intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), as described in the section titled "The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger" in this proxy statement/prospectus/information statement. Assuming the Merger constitutes a reorganization, subject to the limitations and qualifications described in the section titled "The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger" in this proxy statement/prospectus/information statement, ArTara stockholders generally should not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of Proteon common stock issued in connection with the Merger (other than in respect of cash received in lieu of fractional shares). Each ArTara stockholder who receives cash in lieu of a fractional share of Proteon common stock should generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of such fractional share and the stockholder's tax basis allocable to such fractional share.

Risk Factors (see page 31)

        Both Proteon and ArTara are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:

  •
  If the proposed merger with ArTara is not consummated, Proteon's business could suffer materially and Proteon's stock price could decline;

  •
  Certain of Proteon executive officers and directors have conflicts of interest that may influence them to support or approve the Merger;

  •
  The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes;

  •
  The market price of the combined company's common stock may decline as a result of the Merger;

  •
  Proteon and ArTara's stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger;

  •
  During the pendency of the Merger, Proteon and ArTara will be subject to contractual limitations set forth in the Merger Agreement that restrict the parties' ability to enter into business combination transactions with another party;

  •
  Because the lack of a public market for ArTara's common stock makes it difficult to evaluate the fairness of the Merger, ArTara's stockholders may receive consideration in the Merger that is greater than or less than the fair market value of ArTara's common stock;

  •
  The opinion received by the Proteon Board from Wainwright has not been, and is not expected to be, updated to reflect changes in circumstances that may have occurred since the date of the opinion;

  •
  Proteon and ArTara may become involved in securities litigation or stockholder derivative litigation in connection with the Merger, and this could divert the attention of Proteon and ArTara management and harm the combined company's business, and insurance coverage may not be sufficient to cover all related costs and damages;

  •
  The Reverse Split may not increase Proteon's stock price over the long-term;

  •
  The Reverse Split may decrease the liquidity of Proteon's common stock;

  •
  The Reverse Split may lead to a decrease in Proteon's overall market capitalization; and

  •
  If any of the events described in under the section titled "Risk Factors—Risks Related to ArTara" occur, those events could cause the potential benefits of the Merger not to be realized.

        These risks and other risks are discussed in greater detail under the section titled "Risk Factors" in this proxy statement/prospectus/information statement. Proteon encourages you to read and consider all of these risks carefully.

Regulatory Approvals (see page 130)

        In the United States, Proteon must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Proteon common stock to ArTara's stockholders in connection with the transactions contemplated by the Merger Agreement and shares of Proteon capital stock to the Investors in the Private Placement and the filing of this Registration Statement with the SEC. Proteon does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.

Nasdaq Capital Market Listing (see page 133)

        Prior to the consummation of the Merger, Proteon intends to file an initial listing application for Proteon common stock on Nasdaq (the "Nasdaq Listing Application"). If such application is accepted, Proteon anticipates that Proteon common stock will be listed on Nasdaq following the closing of the Merger and will trade under a new name, "ArTara Therapeutics, Inc." and new trading symbol, "TARA."

Anticipated Accounting Treatment (see page 134)

        The Merger will be accounted for using acquisition accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Under acquisition accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Proteon as of the Effective Time will be recorded at their respective fair values and added to those of ArTara. Any excess of purchase price over the fair values is recorded as goodwill. The consolidated financial statements of ArTara issued after the Merger would reflect these fair values and would not be restated retroactively to reflect the historical condensed consolidated financial position or results of operations of Proteon. From the date of the consummation of the Merger, the historical consolidated financial statements of ArTara become the historical consolidated financial statements of the registrant. The pro forma adjustments are described in the accompanying notes presented on the following pages.

Description of Proteon Capital Stock (see page 256)

        Both Proteon and ArTara are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, ArTara stockholders will become Proteon stockholders, and their rights will be governed by the DGCL, the bylaws of Proteon and the certificate of incorporation of Proteon, as may be amended by Proposal Nos. 1 and 3 if approved by the Proteon stockholders at the Proteon special meeting. The rights of Proteon stockholders contained in Proteon's sixth amended and restated certificate of incorporation, and bylaws, as amended, differ from the rights of ArTara stockholders under ArTara's current certificate of incorporation and bylaws, as more fully described under the section titled "Description of Proteon Capital Stock" of this proxy statement/prospectus/information statement.

Proteon Special Meeting (see page 91)

        The Proteon special meeting will be held at 9:00 a.m., local time, on                , 2019, at the offices of Morgan, Lewis & Bockius LLP located at One Federal Street, Boston, MA 02110, unless postponed or adjourned to a later date. Subject to availability, all of Proteon's stockholders as of the record date, or their duly appointed proxies, may attend the Proteon special meeting. For more information on the Proteon special meeting, see the section entitled "The Special Meeting of Proteon's Stockholders" in this proxy statement/prospectus/information statement.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL DATA

        The following tables present summary historical financial data for Proteon and ArTara, summary unaudited pro forma condensed financial data for Proteon and ArTara, and comparative historical and unaudited pro forma per share data for Proteon and ArTara.

Selected Historical Financial Data of Proteon

        The selected statement of operations data for the years ended December 31, 2018, 2017 and 2016 and the selected balance sheet data as of December 31, 2018 and 2017 are derived from Proteon's audited financial statements prepared using U.S. GAAP, which are included in this proxy statement/prospectus/information statement. The selected statement of operations data for the years ended December 31, 2015 and 2014 and the selected balance sheet data as of December 31, 2016, 2015 and 2014 are derived from Proteon's audited financial statements, which are not included in this proxy statement/prospectus/information statement. The selected financial data for the nine months ended September 30, 2019 and 2018, are derived from Proteon's unaudited condensed financial statements included in this proxy statement/prospectus/information statement. The financial data should be read in conjunction with "Proteon Management's Discussion and Analysis of Financial Condition and Results of Operations" and Proteon's condensed financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. The historical results are not necessarily indicative of results to be expected in any future period.

 Consolidated Statements of Operations and Comprehensive Loss
Proteon Therapeutics, Inc.

	Year Ended December 31,					Nine Months Ended September 30,
	2018	2017	2016	2015	2014	2019	2018
						unaudited
	(in thousands, except share and per share data)
Revenue	$—	$—	$—	$—	$2,948	$—	$—
Operating expenses:
Research and development	$11,848	$21,686	$18,869	$12,381	$6,432	$6,374	$9,185
General and administrative	9,524	8,676	9,836	8,489	4,096	7,240	6,802

Total operating expenses	21,372	30,362	28,705	20,870	10,528	13,614	15,987

Loss from operations	(21,372)	(30,362)	(28,705)	(20,870)	(7,580)	(13,614)	(15,987)
Other income (expense):
Investment income	436	259	193	144	24	231	311
Interest expense	—	—	—	—	(857)		—
Other income (expense), net	207	139	(14)	(651)	5,071	1	206

Total other income (expense)	643	398	179	(507)	4,238	232	517

Net loss	$(20,729)	$(29,964)	$(28,526)	$(21,377)	$(3,342)	$(13,382)	$(15,470)

Foreign currency translation adjustment	$(1)	$6	$—	$—	$—	$(3)	$(1)
Unrealized gain (loss) on available-for-sale investments	20	(20)	11	(5)	(6)	—	19

Comprehensive loss	$(20,710)	$(29,978)	$(28,515)	$(21,382)	$(3,348)	$(13,382)	$(15,452)
Reconciliation of net loss to net loss attributable to common stockholders:
Net loss	$(20,729)	$(29,964)	$(28,526)	$(21,377)	$(3,342)	$(13,382)	$(15,470)
Accretion of redeemable convertible preferred stock to redemption value	$—	$—	$—	$—	$(6,353)	$—	$—
Accretion of convertible preferred stock to redemption value	$—	$(6,747)	$—	$—	$—	$—	$—

Net loss attributable to common stockholders	$(20,729)	$(36,711)	$(28,526)	$(21,377)	$(9,695)	$(13,382)	$(15,470)

Net loss per share attributable to common stockholders—basic and diluted	$(1.15)	$(2.13)	$(1.72)	$(1.30)	$(3.16)	$(0.69)	$(0.87)

Weighted-average common shares outstanding used in net loss per share attributable to common stockholders—basic and diluted	18,102,219	17,274,326	16,561,799	16,464,123	3,064,507	19,467,487	17,725,095

	December 31,
						September 30, 2019
	2018	2017	2016	2015	2014
						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and available-for-sale investments	$21,867	$42,141	$41,317	$65,263	$83,595	$9,349
Working capital	20,158	34,240	37,676	62,475	82,263	8,035
Total assets	23,521	43,979	43,520	67,538	84,798	9,648
Convertible preferred stock	21,523	21,523	—	—	—	21,183
Common stock and additional paid-in-capital	209,385	202,971	198,218	194,667	192,340	210,702
Total stockholders' equity	20,443	34,739	38,441	63,405	82,460	8,035

Selected Historical Consolidated Financial Data of ArTara

        The following table summarizes ArTara's financial data as of the date and for each of the periods indicated. The tables below present selected financial data of ArTara prepared in accordance with U.S. GAAP. ArTara's selected statement of operations for the year ended December 31, 2018 and for the period from June 2, 2017 (inception) to December 31, 2017 and balance sheet data as of December 31, 2018 and 2017 are derived from ArTara's audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus/information statement. ArTara's selected statement of operations for the nine months ended September 30, 2019 and 2018 and balance sheet data as of September 30, 2019 are derived from ArTara's unaudited condensed consolidated financial statements appearing elsewhere in this proxy statement/prospectus/information statement. ArTara's historical results are not necessarily indicative of the results to be expected for any other period in the future. The following selected financial data should be read in conjunction with "ArTara Management's Discussion and Analysis Financial Condition and Results of Operations" and the financial statements and notes thereto appearing elsewhere in this proxy statement/prospectus/information statement.

Consolidated Statements of Operations
ArTara Therapeutics, Inc.

			Nine Months Ended September 30,
		For the period June 2, 2017 (inception) to December 31, 2017
	For the Year Ended December 31, 2018
			2019	2018
			(unaudited)
Operating expense:
General & Administrative	$766,780	$61,827	$2,147,635	$468,935
Research & Development	3,478,805	645,031	3,163,179	2,369,742

Total operating expenses	4,245,585	706,858	5,310,814	2,838,677
Operating loss	(4,245,585)	(706,858)	(5,310,814)	(2,838,677)
Net Loss	(4,245,585)	(706,858)	(5,310,814)	(2,838,677)
Weighted Average Shares Outstanding, basic and diluted	11,203,467	2,270,685	13,422,694	10,894,574
Net loss per share, basic and diluted	(0.38)	(0.31)	(0.40)	(0.26)
Included in operating expenses, above, are the following amounts for non-cash stock-based compensation:
General & Administrative	37,425	—	143,287	20,466
Research & Development	231,259	540,000	175,197	200,173

Total	$268,684	$540,000	$318,484	$220,639

	December 31,
			September 30, 2019
	2018	2017
			(unaudited)
Cash	$5,549,952	$4,042,896	$1,698,506
Working Capital (Deficit)	4,777,239	3,983,142	(144,230)
Total Assets	5,590,959	4,042,896	2,223,611
Exchangeable common stock	502	—	538
Common stock and additional paid-in capital	9,729,180	4,690,000	10,547,627
Total stockholders' equity	4,777,239	3,983,142	284,908

Selected Unaudited Pro Forma Condensed Combined Financial Data of Proteon and ArTara

        The following selected unaudited pro forma condensed combined financial data was prepared based on the historical financial results reported by Proteon and ArTara and is intended to show how the Merger might have affected historical financial statements. The following should be read in conjunction with the section titled "Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page PF-1, ArTara's audited historical consolidated financial statements and the notes thereto beginning on page TARA-1, the sections titled "Proteon Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 224 and "ArTara Management's Discussion and Analysis Financial Condition and Results of Operations" beginning on page 234 of this proxy statement/prospectus/information statement, the risk factor titled "The unaudited pro forma financial information included in this proxy statement/prospectus/information statement may not be representative of the combined company's results following the Merger" on page 36, and the other information contained in this proxy statement/prospectus/information statement.

        The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the SEC. The pro forma adjustments reflecting the completion of the Merger are based upon a reverse merger in accordance with GAAP and upon the assumptions set forth in the unaudited pro forma condensed combined financial statements. ArTara will be treated as the accounting acquirer and Proteon will be treated as the acquiree for financial reporting purposes because, among other factors, immediately upon completion of the Merger, the ArTara stockholders prior to the Merger will hold a majority of the voting interest of the combined company, the seven-member board of directors of the combined company will include four of the current members of the ArTara Board, and therefore, members of the current ArTara Board will possess four of the seven seats on the of the board of directors of the combined company and the management team will be solely comprised of members of management from ArTara.

        The unaudited pro forma condensed combined balance sheet as of September 30, 2019 is presented as if the Merger had been completed on that date. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended December 31, 2018 and the nine months ended September 30, 2019 combines the historical statements of operations of Proteon and ArTara and gives pro forma effect to the Merger as if it had been completed on January 1, 2018 and January 1, 2019, respectively.

        The historical financial statements have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results. These adjustments include estimates for the adjustment of and/or issuance of shares in connection with a reverse stock split for the Proteon shares, the shares issued to ArTara stockholders, the consummation of a private placement, conversion into common stock of the Proteon Series A Preferred Stock. Differences between these preliminary estimates and the final accounting will occur and could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company's future results of operations and financial position. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of the timing of completion of the Merger, issuances of common stock, options to purchase common stock and other changes in the Proteon or ArTara net assets that occur prior to the completion of the Merger, which could cause material differences in the information presented below.

        The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements (see the section titled "Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page PF-1), the preliminary acquisition-date fair value of the identifiable assets acquired and liabilities assumed, and the estimated shares of common stock outstanding reflected in the unaudited pro forma condensed combined financial statements is subject to adjustment and may vary from the actual amounts that will be recorded upon completion of the Merger.

	Nine Months Ended September 30, 2019	Year Ended December 31, 2018
Statement of Operations Data:
Loss from operations	$(17,809,000)	$(26,080,000)
Net loss	$(17,577,000)	$(25,437,000)
Comprehensive Loss	$(17,580,000)	$(25,418,000)
Net loss and net loss attributable to common stockholders	$(17,577,000)	$(25,437,000)
Net loss per share attributable to common stockholders—basic and diluted	$(3.04)	$(5.01)
Weighted Average Common Shares Outstanding used in net loss per share attributable to common stock holders—basic and diluted	5,781,311	5,077,857

As of September 30, 2019
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$41,861,000
Working capital	41,218,000
Total assets	49,919,000
Total liabilities	739,000
Accumulated deficit	(10,713,000)
Total stockholders' equity	$49,180,000

Comparative Historical and Unaudited Pro Forma Per Share Data

        The following table shows per common share data regarding basic and diluted earnings, cash dividends and book value for (a) Proteon on a historical basis, (b) ArTara on a historical basis, and (c) Proteon and ArTara on a pro forma condensed combined basis.

        The following pro forma information has been derived from and should be read in conjunction with Proteon's and ArTara's respective unaudited condensed consolidated financial statements for the nine months ended September 30, 2019, which, in the case of Proteon's financial statements, are incorporated herein by reference, and in the case of ArTara's financial statements, are included elsewhere in this proxy statement/prospectus/information statement. This information is presented for illustrative purposes only. You should not rely on the pro forma condensed combined amounts, as they are not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company (see risk factor titled "The unaudited pro forma financial information included in this proxy statement/prospectus/information statement may not be representative of the combined company's results following the Merger" on page 36). The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of potential cost savings, the impact of restructuring and Merger-related costs (except Merger-related costs that are reflected in the unaudited pro forma combined balance sheet included elsewhere herein), or other factors that may result as a consequence of the Merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the section titled "Unaudited Pro Forma Condensed Combined Financial Statements."

	Proteon Historical	ArTara Historical	Pro Forma Combined
For the nine months ended September 30, 2019:
Net loss per share attributable to common stockholders—basic and diluted	$(0.69)	$(0.40)	$(3.04)
Cash dividends per share(1)	—	—	—
Book value per common share as of period end, basic and diluted(2)	$0.44	$(0.01)	$7.13

(1)
Although the dividend policy of the combined company will be determined by the board of directors of the combined company following completion of the Merger, it is expected that the combined company will not declare cash dividends for the foreseeable future (see risk factor titled "The combined company does not anticipate paying any dividends in the foreseeable future" on page 77).

(2)
Book value is calculated as total assets less total liabilities as of September 30, 2019.

MARKET PRICE AND DIVIDEND INFORMATION

        Proteon common stock is currently listed on Nasdaq under the symbol "PRTO." ArTara is a private company and its common stock and preferred stock are not publicly traded.

Proteon common stock

        The closing price of Proteon common stock on September 23, 2019, the full trading day immediately prior to the public announcement of the Merger on September 23, 2019, as reported on Nasdaq, was $0.33 per share. The closing price of Proteon common stock on                        , 2019, as reported on Nasdaq, was $            per share.

        Because the market price of Proteon common stock is subject to fluctuation, the market value of the shares of Proteon common stock that ArTara stockholders will be entitled to receive in the Merger may increase or decrease.

        Assuming successful application for initial listing with Nasdaq, following the consummation of the Merger, Proteon common stock will continue to be listed on Nasdaq and will trade under Proteon's new name "ArTara Therapeutics, Inc." and new trading symbol "TARA."

        As of November 12, 2019, the record date for the Proteon special meeting, there were approximately                holders of record of the Proteon common stock.

Dividends

        Proteon has never declared or paid any cash dividends on the Proteon common stock and does not anticipate paying cash dividends on the Proteon common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined organization's then-current board of directors and will depend upon a number of factors, including the combined organization's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

        ArTara has never declared or paid any cash dividends on shares of its common stock. ArTara anticipates that the combined company will retain all of its future earnings to advance the clinical trials for its products, and does not anticipate paying any cash dividends on shares of its common stock in the foreseeable future. Any future determination to declare cash dividends on shares of the combined company's common stock will be made at the discretion of its board of directors, subject to applicable law and contractual restrictions and will depend on its financial condition, results of operations, capital requirements, general business conditions and other factors that its board of directors may deem relevant.

 RISK FACTORS

        The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement, you should carefully consider the material risks described below before deciding how to vote your shares of Proteon common stock. You should also read and consider the risks associated with the business of Proteon because these risks may also affect the combined company—these risks can be found in the Annual Report on Form 10-K for the year ended December 31, 2018, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 12, 2019, and the Quarterly Reports on Form 10-Q filed with the SEC on May 8, 2019, August 7, 2019 and October 31, 2019, and incorporated by reference herein. You should also read and consider the other information in this proxy statement and the other documents incorporated by reference into this proxy statement. Please see the section titled "Where You Can Find More Information" on page 279 of this proxy statement/prospectus/information statement.

Risks Related to the Proposed Merger

If the Merger with ArTara is not consummated, Proteon's business could suffer materially and Proteon's stock price could decline.

        The consummation of the Merger with ArTara is subject to the satisfaction of a number of closing conditions, including the receipt of Proteon stockholder approvals at the Proteon special meeting, Proteon's successful application for initial listing with Nasdaq, the satisfaction of the Proteon Net Cash condition and other closing conditions. For a more detailed discussion of the Proteon Net Cash condition and other closing conditions, see the section titled "The Merger Agreement—Conditions to the Completion of the Merger." Proteon and ArTara are targeting a closing of the Merger by year end 2019.

        If the Merger is not consummated, Proteon may be subject to a number of material risks, and its business and stock price could be adversely affected, as follows:

  •
  Proteon has incurred and expects to continue to incur significant expenses related to the Merger with ArTara, even if the Merger is not consummated.

  •
  The Merger Agreement contains covenants restricting Proteon's solicitation of competing acquisition proposals and the conduct of Proteon's business between the date of signing the Merger Agreement and the closing of the Merger. As a result, significant business decisions and transactions before the closing of the Merger require the consent of ArTara. Accordingly, Proteon may be unable to pursue business opportunities that would otherwise be in its best interest as a standalone company.

  •
  Proteon has invested significant time and resources in the transaction process and if the Merger Agreement is terminated Proteon will have limited prospects.

  •
  Proteon could be obligated to pay ArTara a $750,000 termination fee in connection with the termination of the Merger Agreement and could be required to reimburse ArTara's expenses incurred, up to a maximum of $350,000, depending on the reason for the termination.

  •
  Subject to and in accordance with the Merger Agreement, Proteon may divest certain of its assets in anticipation of the consummation of the Contemplated Transactions, and if the Merger Agreement is terminated such divestiture may result in having a negative impact on the prospects of Proteon as a standalone company.

        In addition, if the Merger Agreement is terminated and the Proteon Board determines to seek another business combination, it may not be able to find a third party willing to provide equivalent or more attractive benefit to Proteon stockholders that is currently expected to be derived from the Merger. Due to the lengthy nature of the strategic process, the further passage of time will diminish cash available. In such circumstances, the Proteon Board may elect to, among other things, divest all or a portion of Proteon's business, or take the steps necessary to liquidate all of Proteon's business and assets, and in either such case, the consideration that Proteon receives may be less attractive than the benefit to Proteon stockholders that is currently expected to be derived from the Merger.

Some of Proteon's officers and directors have conflicts of interest that may influence them to support or approve the Merger.

        Officers and directors of Proteon participate in arrangements that provide them with interests in the Merger that are different from Proteon stockholders, including, among others, to the extent applicable, their continued service as a director of the combined company, severance benefits and continued indemnification. These interests, among others, may influence the officers and directors of Proteon to support or approve the Merger. For a more detailed discussion see "The Merger—Interests of the Proteon Directors and Executive Officers in the Merger."

Proteon's separation agreement with Proteon's executive officer requires Proteon to pay severance benefits in the event such executive officer is terminated under specified circumstances, which could harm Proteon's financial condition or results.

        Proteon's executive officer is party to a separation agreement that contains provisions providing for severance payments in the event of a termination of employment under specified circumstances. Based on the terms of the separation agreement, Proteon's executive officer will be entitled to receive an aggregate of up to approximately $0.5 million in severance benefits due to the termination of his employment. The payment of these severance benefits could harm Proteon's financial condition and results and reduce the cash available to the combined company following the Merger.

The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes.

        In general, either party can refuse to complete the Merger if there is a material adverse change affecting the other party following September 23, 2019, the date of the Merger Agreement. However, some types of changes do not permit either party to refuse to complete the Merger, even if such changes would have a material adverse effect on Proteon or ArTara, to the extent they resulted from the following (unless, in some cases, they have a disproportionate effect on Proteon or ArTara, as the case may be):

  •
  general business, economic or political conditions affecting the industry in which Proteon and ArTara, and their respective affiliates, operate;

  •
  any natural disaster or any acts of war, armed hostilities or terrorism;

  •
  changes in financial, banking or securities markets;

  •
  the failure to meet internal or analysts' expectations or projections or the results of operations;

  •
  any change in the stock price or trading volume of Proteon common stock (except that any effect causing or contributing to any change in stock price or trading volume of Proteon common stock may be taken into account in determining whether a material adverse effect on Proteon has occurred, unless such effects are otherwise excepted);

  •
  any clinical trial programs or studies, including any adverse data, event or outcome arising out of or related to any such programs or studies;

  •
  any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP);

  •
  resulting from the announcement of the Merger Agreement or the pendency of the Contemplated Transactions (including, without limitation, any action, suit or proceeding against Proteon or any of its officers or directors that is seeking to challenge or restrain any of the Contemplated Transactions); or

  •
  the taking of any action, or the failure to take any action, that is required to be taken or not taken by the Merger Agreement.

        If adverse changes occur but Proteon and ArTara must still complete the Merger, the combined company's stock price may suffer.

The market price of the combined company's common stock may decline as a result of the Merger.

        The market price of the combined company's common stock may decline as a result of the Merger for a number of reasons, including if:

  •
  the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;

  •
  the effect of the Merger on the combined company's business and prospects is not consistent with the expectations of financial or industry analysts; or

  •
  investors react negatively to the effect on the combined company's business and prospects from the Merger.

Proteon's stockholders may not realize the benefit currently anticipated to be derived from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

        If the combined company is unable to realize the strategic and financial benefits currently anticipated from the Merger, the current Proteon stockholders will have experienced substantial dilution of their ownership interest without receiving any commensurate benefit currently anticipated to be derived from the Merger. Significant management attention and resources will be required to integrate the two companies. Delays in this process could adversely affect the combined company's business, financial results, financial condition and stock price following the Merger. Even if the combined company is able to integrate the business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, innovation and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time. The combined company will incur significant transaction costs as a result of the Merger, including investment banking, legal and accounting fees. In addition, the combined company will incur significant consolidation and integration expenses which cannot be accurately estimated at this time. Actual transaction costs may substantially exceed estimates and may have an adverse effect on the combined company's financial condition and operating results.

During the pendency of the Merger, Proteon and ArTara will be subject to contractual limitations set forth in the Merger Agreement that restrict the parties' ability to enter into business combination transactions with another party.

        Covenants in the Merger Agreement impede the ability of Proteon or ArTara to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors. In addition, while the Merger Agreement is in effect and subject to limited exceptions, each party is prohibited from soliciting, initiating, knowingly encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to the entering into certain extraordinary transactions with any third party, such as a merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer, sale, lease, exchange, transfer, license, acquisition or disposition of any business or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of each party and its respective affiliates, taken as a whole, or other similar transaction (excluding any Divestiture Transaction (as defined in the section titled "The Merger Agreement—Merger Consideration and Exchange Ratio")). Any such transactions could be favorable to such party's stockholders.

Because the lack of a public market for ArTara's common stock makes it difficult to evaluate the fairness of the Merger, ArTara's stockholders may receive consideration in the Merger that is greater than or less than the fair market value of ArTara's common stock.

        The outstanding share capital of ArTara is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of ArTara. It is possible that the value of Proteon's common stock to be issued in connection with the Merger will be greater than the fair market value of ArTara.

Because the Merger will result in an ownership change under Section 382 of the Internal Revenue Code (the "Code") for Proteon, Proteon's pre-merger net operating loss carryforwards and certain other tax attributes will be subject to limitations. The net operating loss carryforwards and other tax attributes of ArTara and of the combined organization may also be subject to limitations as a result of ownership changes.

        If a corporation undergoes an "ownership change" within the meaning of Section 382 of the Code ("Section 382"), the corporation's net operating loss carryforwards and certain other tax attributes arising before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation's equity ownership by certain stockholders that exceeds fifty percentage points over a rolling three-year period. The amount of the annual limitation is determined based on a corporation's value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. Similar rules may apply under state tax laws. The Merger will result in an ownership change for Proteon and, accordingly, Proteon's net operating loss carryforwards and certain other tax attributes will be subject to limitations (or disallowance) on their use after the Merger. ArTara's net operating loss carryforwards may also be subject to limitation as a result of prior shifts in equity ownership and/or the Merger. Additional ownership changes in the future could result in additional limitations on Proteon's, ArTara's and the combined organization's net operating loss carryforwards. Consequently, even if the combined organization achieves profitability, it may not be able to utilize a material portion of Proteon's, ArTara's or the combined organization's net operating loss carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations.

If the Merger does not qualify as a "reorganization" or contribution and exchange for U.S. federal income tax purposes, U.S. holders of ArTara's common stock will be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of their ArTara capital stock for Proteon common stock in the merger.

        The U.S. federal income tax consequences of the merger to U.S. holders (as defined in the section titled "The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger" in this proxy statement/prospectus/information statement) will depend on whether the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code or as a contribution and exchange under Section 351 of the Code. If the Merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code or as a contribution and exchange under Section 351 of the Code, a U.S. holder of ArTara capital stock may recognize gain or loss for U.S. federal income tax purposes on each share of ArTara capital stock surrendered in the merger for Proteon common stock and any cash received in lieu of a fractional share. For a more complete discussion of the material U.S. federal income tax consequences of the merger, please carefully review the information set forth in the section titled "The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger."

The Exchange Ratio is not adjustable based on the market price of Proteon common stock so the merger consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.

        At the Effective Time, outstanding shares of ArTara capital stock will be converted into shares of Proteon common stock. Applying the Exchange Ratio, as of immediately after the closing of the Merger, but prior to the consummation of the Private Placement, the former ArTara equity holders immediately before the Merger are expected to own approximately 73.39% of the outstanding capital stock of Proteon, and the equity holders of Proteon immediately before the Merger are expected to own approximately 26.61% of the outstanding capital stock of Proteon (in each case on a fully diluted basis). After the consummation of the Merger, the Private Placement and the Series A Preferred Automatic Conversion, the Investors participating in the Private Placement are expected to own 60.93% of the outstanding capital stock of Proteon, the former ArTara equity holders immediately before the Merger are expected to own approximately 28.67% of the outstanding capital stock of Proteon, and the equity holders of Proteon immediately before the Merger are expected to own approximately 10.39% of the outstanding capital stock of Proteon (on a fully diluted basis), subject to adjustment based on the Proteon Net Cash balance (as defined in the section titled "The Merger Agreement—Conditions to the Completion of the Merger") prior to the completion of the Merger.

        Any changes in the market price of Proteon common stock before the completion of the Merger will not affect the number of shares ArTara stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger the market price of Proteon common stock declines from the market price on the date of the Merger Agreement, then ArTara securityholders could receive merger consideration with substantially lower value. Similarly, if before the completion of the Merger the market price of Proteon common stock increases from the market price on the date of the Merger Agreement, then ArTara securityholders could receive merger consideration with substantially more value for their shares of ArTara capital stock than the parties had negotiated for in the establishment of the Exchange Ratio. The Merger Agreement does not include a price-based termination right. Because the Exchange Ratio does not adjust as a result of changes in the value of Proteon common stock, for each one percentage point that the market value of Proteon common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to ArTara securityholders.

The opinion received by the Proteon Board from Wainwright has not been, and is not expected to be, updated to reflect changes in circumstances that may have occurred since the date of the opinion.

        On September 22, 2019, Wainwright rendered its oral opinion to the Proteon Board (which was subsequently confirmed in writing by delivery of Wainwright's written opinion dated the same date) to the effect that, based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion described herein, as of September 22, 2019, the Exchange Ratio was fair, from a financial point of view, to Proteon. Wainwright did not express any view on, and its opinion did not address, any other term or aspect of any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with the Merger, including, without limitation, the Private Placement.

        Wainwright's opinion was prepared solely for the information of the Proteon Board and only addressed the fairness, from a financial point of view, to Proteon of the Exchange Ratio. Wainwright was not requested to opine as to, and Wainwright's opinion does not address, the relative merits of the Merger or any alternatives to the Merger, Proteon's underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. Wainwright's opinion does not address the fairness of the

Merger to the holders of any class of securities, creditors or other constituencies of Proteon and is not a valuation of Proteon or ArTara or their respective assets or any class of their securities. Wainwright did not express an opinion about the fairness of the amount or nature of any compensation payable or to be paid to any of the officers, directors or employees, of Proteon, whether or not relative to the Merger. Wainwright also did not express an opinion regarding the fairness, from a financial point of view, to Proteon of the Private Placement.

        It should be understood that, although subsequent developments may affect the conclusion reached in the opinion, Wainwright does not have any obligation to update, revise or reaffirm such opinion and has not done so. See the section titled "The Merger—Opinion of the Proteon Financial Advisor" and Appendix B to this proxy statement/prospectus.

Proteon and ArTara may become involved in securities litigation or stockholder derivative litigation in connection with the Merger, and this could divert the attention of Proteon and ArTara management and harm the combined company's business, and insurance coverage may not be sufficient to cover all related costs and damages.

        Securities litigation or stockholder derivative litigation frequently follows the announcement of certain significant business transactions, such as the sale of a business division or announcement of a business combination transaction. This risk is especially relevant for Proteon, ArTara and the combined company because biotechnology companies, like Proteon and ArTara, have experienced significant stock price volatility in recent years. Proteon and ArTara may become involved in this type of litigation in connection with the Merger, and the combined company may become involved in this type of litigation in the future. Litigation often is expensive and diverts management's attention and resources, which could adversely affect the business of Proteon, ArTara and the combined company, and insurance coverage may not be sufficient to cover all related costs and damages.

If any of the events described in "Risks Related to ArTara" occur, those events could cause the potential benefits of the Merger not to be realized.

        ArTara's business is expected to constitute substantially all of the business of the combined company following the Merger. As a result, the risks described below in the sections titled "Risks Related to ArTara" beginning on page 58 are among the most significant risks to the combined company if the Merger is completed. To the extent any of the events in the risks described in the sections referenced in the previous sentence occur, those events could cause the potential benefits of the Merger not to be realized and the market price of the combined company's common stock to decline.

The unaudited pro forma financial information included in this proxy statement/prospectus/information statement may not be representative of the combined company's results following the Merger.

        The unaudited pro forma financial information included in this proxy statement has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Merger and related transactions been completed as of the date indicated, nor is it indicative of the combined company's future operating results or financial position. The pro forma financial statements have been derived from the historical financial statements of Proteon and ArTara and adjustments and assumptions have been made regarding the combined company after giving effect to the Merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the Merger. As a result, the actual financial condition of the combined company following the Merger may not be consistent with, or evident from, these pro forma financial statements. The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company's financial condition following the Merger and related transactions.

Risks Related to the Proposed Reverse Split

The Reverse Split may not increase the combined company's stock price over the long-term.

        The principal purpose of the Reverse Split is to increase the per-share market price of the combined company's common stock above the minimum bid price requirement under the Nasdaq rules so that the listing of the combined company and the shares of the combined company common stock being issued in the Merger on Nasdaq will be approved. It cannot be assured, however, that the Reverse Split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of the combined company's common stock, it cannot be assured that the Reverse Split will increase the market price of its common stock by a multiple of the reverse stock split ratio mutually agreed by ArTara and Proteon, or result in any permanent or sustained increase in the market price of the combined company's common stock, which is dependent upon many factors, including the combined company's business and financial performance, general market conditions, and prospects for future success. Thus, while the stock price of the combined company might meet the continued listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.

The Reverse Split may decrease the liquidity of the combined company's common stock.

        Although the Proteon Board believes that the anticipated increase in the market price of the combined company's common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Reverse Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined company's common stock.

The Reverse Split may lead to a decrease in the combined company's overall market capitalization.

        Should the market price of the combined company's common stock decline after the Reverse Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the Reverse Split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the combined company's overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company's common stock will remain the same after the Reverse Split is effected, or that the Reverse Split will not have an adverse effect on the combined company's stock price due to the reduced number of shares outstanding after the Reverse Split.

Risks Related to Proteon's Historical Business Operations and Financial Condition

Proteon's business to date has been almost entirely dependent on the success of vonapanitase, and Proteon has decided to discontinue further development of vonapanitase and devote significant time and resources to identifying and evaluating strategic alternatives, such as the Merger, which may not be successful.

        To date, Proteon has invested substantially all of its efforts and financial resources in the research and development of Proteon's lead indication for vonapanitase in radiocephalic fistulas, which was Proteon's only product candidate to enter Phase 3 clinical trials. On March 28, 2019, Proteon announced that its second Phase 3 trial, PATENCY-2, did not meet its co-primary endpoints of fistula use for hemodialysis (p=0.328) and secondary patency (p=0.932). In April 2019, based on the results of the PATENCY-2 clinical trial, Proteon discontinued research and development activities to reduce operating expenses, including a reduction in Proteon's workforce, to preserve its cash resources while Proteon evaluated its strategic alternatives with a goal to maximize stockholder value, including the possibility of a merger or sale of the company, such as the Merger. Proteon has retained Wainwright to advise and assist Proteon in the strategic review, along with legal advisors. There can be no assurance that the Merger will be consummated. If not consummated, there can be no assurance that Proteon's process to identify and evaluate other potential strategic alternatives would result in any definitive offer to consummate a strategic transaction, or if made that the terms thereof will be acceptable to the Company. If any other definitive offer to consummate a strategic transaction was received, there can be no assurance that a definitive agreement would be executed or that, if a definitive agreement was executed, the transaction would be consummated. In addition, there can be no assurance that any transaction, involving Proteon and/or its assets, that is consummated would enhance stockholder value. There also can be no assurance that Proteon will conduct further drug research or development activities in the future.

Proteon has identified conditions and events that raise substantial doubt about its ability to continue as a going concern.

        As of September 30, 2019, Proteon had approximately $9.3 million in existing cash and cash equivalents. Although Proteon believes that its cash and cash equivalents at September 30, 2019 will be sufficient to fund its operating expenses and capital expenditure requirements into 2020 and enable it to complete the Merger with ArTara, Proteon may not have sufficient cash on hand to fund its current operations for at least the next 12 months from the filing date of this Registration Statement. However, if there is a delay in completing the Merger, Proteon will require additional capital to sustain its operations through such completion or Proteon will need to pursue an immediate dissolution. If Proteon needs additional capital, Proteon would need to raise such capital through debt or equity financings, asset sales or other strategic transactions. However, there can be no assurances that Proteon will be able to complete any such transaction on acceptable terms or otherwise. The failure to obtain sufficient funds on commercially acceptable terms when needed could have a material adverse effect on Proteon's business, results of operations and financial condition and may prevent Proteon from completing the Merger. Accordingly, these factors, among others, raise substantial doubt about Proteon's ability to continue as a going concern.

Proteon has a limited operating history and has incurred significant losses since its inception, and Proteon anticipates that it will continue to incur losses for the foreseeable future.

        Proteon is a biotechnology company, and Proteon has not commercialized any products or generated any revenues from the sale of products. Proteon has historically devoted substantially all of its efforts and financial resources to research and development, including its clinical and preclinical development activities. In April 2019, Proteon discontinued substantially all its research and development activities to reduce operating expenses while it evaluated its strategic alternatives with a goal to enhance stockholder value, including the possibility of a merger or sale of the Company, such as the Merger. To date, Proteon has financed its operations primarily through the sale of equity securities and, prior to its initial public offering, the sale of convertible debt. Proteon has incurred losses from operations in each year since its inception, and Proteon's net losses were $20.7 million and $30.0 million for the years ended December 31, 2018 and 2017, respectively and $13.4 million and $15.5 million for the nine months ended September 30, 2019 and 2018, respectively. As of September 30, 2019, Proteon had an accumulated deficit of $223.9 million. Proteon does not expect to generate any product revenues in the foreseeable future. Proteon does not know whether or when it will generate revenue or become profitable.

        Proteon expects to continue to incur significant expenses for the foreseeable future. The net losses Proteon incurs may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of Proteon's results of operations may not be a good indication of Proteon's future performance. In any particular quarter or quarters, Proteon's operating results could be below the expectations of securities analysts or investors, which could cause Proteon's stock price to decline.

Risks Related to Proteon's Clinical Development, Regulatory Review and Approval of its Product

Proteon may be subject to certain federal or state "fraud and abuse" laws and other healthcare laws and regulations. If Proteon is found to be in violation of any such laws or regulations, Proteon may be required to pay a penalty and/or be suspended from participation in federal or state healthcare programs, which may adversely affect Proteon's business, financial condition and ability to consummate the Merger or any other strategic transaction.

        Proteon may be subject to various federal and state laws pertaining to healthcare "fraud and abuse," including anti-kickback laws and false claims laws. Anti-kickback laws make it illegal for a prescription drug or biologic manufacturer to solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug or biologic. Other laws that Proteon may be subject to include the civil False Claims Act, criminal False Claims Act, the HIPAA fraud and abuse provisions, the Civil Monetary Penalties statute, Section 1927 of the Social Security Act, the Veterans Health Care Act, the Foreign Corrupt Practices Act, federal and state statutes and regulations pertaining to payments made to physicians and other health care providers, the HIPAA privacy and security provisions, and other analogous state laws. Due to the breadth of the statutory provisions, it is possible that Proteon's practices might be challenged under anti-kickback, healthcare, or other fraud and abuse laws. Moreover, recent healthcare reform legislation has strengthened these laws. For example, the Patient Protection and Affordable Care Act, or ACA, among other things, amends the intent requirement of the federal anti-kickback and certain of the criminal healthcare fraud statutes to clarify that a person or entity does not need to have actual knowledge of this statute or specific intent to violate it. In addition, the ACA clarifies that the government may assert that a claim that includes items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. False claims laws prohibit anyone from knowingly presenting, or causing to be presented for payment, to government third-party payors (including Medicare and Medicaid) claims for reimbursed drugs, or biologics or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Liability may also arise from false certification of compliance with laws and regulations that are conditions of payment. Proteon's activities relating to the sale and marketing of its products may be subject to scrutiny under these laws. Violations of fraud and abuse laws, and other healthcare statutes are punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid) and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Proteon may further be subject to such other actions as debarment from government contracts and future orders under existing contracts, refusal to allow Proteon to enter into supply contracts, including government contracts, reputational harm, diminished profits and future earnings and the curtailment or restructuring of Proteon's operations, any of which could adversely affect Proteon's business.

        Given the significant penalties and fines that can be imposed on companies and individuals if convicted or found liable, allegations of violations under fraud and abuse laws often result in settlements even if the company or individual being investigated admits no wrongdoing. Settlements often include significant civil sanctions, including fines and civil monetary penalties, and corporate integrity agreements. If the government were to allege or convict Proteon or its executive officers of violating these laws, Proteon's business and ability to consummate the Merger or any other strategic transaction, could be harmed. In addition, private individuals have the ability to bring similar actions under the False Claims Act. Proteon's activities could be subject to challenge for the reasons discussed above and due to the broad scope of these laws and the increasing attention being given to them by law enforcement authorities. Further, an increasing number of state laws require manufacturers to make reports to states on pricing and marketing information. Many of these laws contain ambiguities as to what is required to comply with the laws. Given the lack of clarity in laws and their implementation, Proteon's reporting actions could be subject to the penalty provisions of the pertinent state authorities.

        Similar rigid restrictions are imposed on the promotion and marketing of medicinal products in the European Union and other countries. Laws (including those governing promotion, marketing and anti-kickback provisions), industry regulations and professional codes of conduct often are strictly enforced. Even in those countries where Proteon is not directly responsible for the promotion and marketing of its products, inappropriate activity by Proteon's international distribution partners can have adverse implications for Proteon.

Risks Related to Proteon's Intellectual Property

If Proteon's efforts to protect its intellectual property related to vonapanitase or any additional product candidates are not adequate, Proteon may not be able to compete effectively in Proteon's market or consummate any strategic transaction on terms that enhance stockholder value.

        Proteon relies upon a combination of patents, patent applications, know-how and confidentiality agreements to protect the intellectual property related to Proteon's only product candidate, vonapanitase, and will use a similar strategy to protect any additional product candidates. The patent position of biotechnology companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology patents. The patent applications that Proteon owns may fail to result in issued patents with claims that cover vonapanitase or any additional product candidates in the United States or in other countries. There is no assurance that all potentially relevant prior art relating to Proteon's patents and patent applications has been found, and prior art that is not before the patent examiners, as well as prior art that is before the patent examiners, could be used by a third party to invalidate a patent or could be relied on to prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if these patents cover vonapanitase or any additional product candidates, third parties may challenge their validity, enforceability or scope, which may result in Proteon's patents being narrowed or invalidated.

        Furthermore, even if they are unchallenged, Proteon's patents and patent applications may not adequately provide exclusivity for vonapanitase or any additional product candidates, prevent others from designing around Proteon's patents with similar products that are outside the scope of Proteon's patents, or prevent others from operating in jurisdictions in which Proteon did not pursue patent protection. Any of these outcomes could impair Proteon's ability to prevent competition from third parties, which may have an adverse impact on Proteon's business.

        If patent applications Proteon holds with respect to vonapanitase or any additional product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for vonapanitase or any additional product candidates, it could dissuade companies from collaborating with Proteon, or from valuing Proteon's intellectual property in a manner that enhances stockholder value in any potential strategic transaction. As of September 30, 2019, Proteon owns 45 issued patents and 9 pending patent applications, most of which cover aspects of vonapanitase or its use. Proteon cannot offer any assurances about which, if any, of the pending patent applications will issue as patents, the breadth of any such patents or any of Proteon's currently issued patents, or whether any issued patents will be challenged by third parties or will be found invalid and unenforceable if challenged. Any successful challenge to these patent applications, or patents that may issue from them, or to currently issued patents owned by Proteon, could deprive Proteon of rights necessary for the successful commercialization of vonapanitase or any other product candidate that Proteon may develop. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, Proteon cannot be certain that Proteon was the first to file a patent application relating to any particular aspect of a product candidate. Furthermore, if third parties have filed such patent applications, an interference proceeding in the United States can be initiated by these third parties, or by the USPTO itself, to determine who was the first to invent any of the subject matter covered by the patent claims of Proteon's patents and patent applications.

        In the United States, for patent applications filed prior to March 16, 2013, assuming the other requirements for patentability are met, the first to invent is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. Certain of Proteon's currently pending utility patent applications are examined under the system in place before March 16, 2013. Third parties are allowed to submit prior art prior to the issuance of a patent by the USPTO, and may become involved in reexamination, inter partes review or interference proceedings challenging Proteon's patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, Proteon's patent rights, which could adversely affect Proteon's competitive position with respect to third parties.

        In addition, patents have a limited lifespan. In most countries, the statutory term of a patent is 20 years from the earliest domestic priority date claimed. In the United States, for applications filed after June 7, 1995, the statutory term of a patent is 20 years from earliest non-provisional priority date claimed. Various extensions of patent protection may be available in particular countries; however, in all circumstances, the life of a patent, and the protection it affords, has a limited term. If Proteon encounters delays in obtaining regulatory approvals, the period of time during which Proteon could market a product under patent protection could be reduced. Proteon expects to seek extensions of patent protection where these are available in any countries where Proteon is prosecuting patents. Such possible extensions include those permitted under the Drug Price Competition and Patent Term Restoration Act of 1984 in the United States, which permits Proteon to five years' extension of patent protection and no more than fourteen years following product approval for a single patent that covers an FDA-approved drug or biologic that contains an active ingredient or salt or ester of the active ingredient that has not previously been marketed. The scope of protection available during an extension of a patent claiming a product is limited to the approved product itself for approved uses, and the scope of protection available during an extension of a patent claiming a method of using a product is limited to the uses claimed in the patent and approved for the product. The actual length of the extension is calculated by adding one half of the time between the IND effective date and a company's initial submission of a marketing application, plus the entire time between the submission of the marketing application and the FDA's approval of the application. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with Proteon's assessment of whether such extensions are available, and may refuse to grant extensions to Proteon's patents, or may grant more limited extensions than Proteon requests. If this occurs, Proteon's competitors may be able to take advantage of Proteon's investment in development and clinical trials by referencing Proteon's clinical and preclinical data, and then may be able to launch their product earlier than might otherwise be the case.

        Any loss of, or failure to obtain, patent protection could have a material adverse impact on Proteon's business. Proteon may be unable to prevent competitors from entering the market with a product that is similar to or the same as Proteon's products.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of proprietary information.

        Proteon seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with its employees, consultants, scientific advisors and contractors. Proteon also seeks to preserve the integrity and confidentiality of Proteon's data and know-how by maintaining physical security of Proteon's premises and physical and electronic security of Proteon's information technology systems. Nonetheless, despite these precautions, agreements or security measures may be breached, and Proteon may not have adequate remedies for any breach. In addition, Proteon's know-how may otherwise become known or be independently discovered by competitors. To the extent that Proteon's consultants, contractors or collaborators use intellectual property owned by others in their work for Proteon, disputes may arise as to the rights in related or resulting know-how and inventions.

        Enforcing a claim that a third party illegally obtained and is using any of Proteon's know-how is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States sometimes are less willing than United States courts to protect know-how. Misappropriation or unauthorized disclosure of Proteon's know-how could impair Proteon's competitive position and may have a material adverse effect on Proteon's business.

Proteon may become involved in lawsuits to protect or enforce Proteon's intellectual property, which could be expensive, time consuming and unsuccessful, and which may lead to a finding that Proteon's patents are invalid and/or unenforceable.

        Competitors may infringe Proteon's patents or misappropriate or otherwise violate Proteon's intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary to enforce or defend Proteon's intellectual property rights, to protect Proteon's know-how and/or to determine the validity and scope of Proteon's own intellectual property rights. Intellectual property litigation can be expensive and time consuming. Many of Proteon's current and potential competitors have the ability to dedicate substantially greater resources to litigate intellectual property rights than Proteon can. Accordingly, despite Proteon's efforts, Proteon may not be able to prevent third parties from infringing or misappropriating Proteon's intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm Proteon's business and financial results. In addition, in an infringement proceeding, a court may decide that Proteon's patents are invalid or unenforceable, and may refuse to stop the other party from using the technology at issue, including on the grounds that Proteon's patents are invalid or unenforceable or do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of Proteon's patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Proteon's confidential information could be compromised by disclosure during this type of litigation.

If Proteon is unable to adequately protect its proprietary technology, or obtain and maintain issued patents which are sufficient to protect its current product candidate, vonapanitase, or any additional product candidates, others could compete against Proteon more directly, which would have a material adverse impact on its business, financial condition and ability to consummate a strategic transaction.

        Proteon strives to protect and enhance the proprietary technologies that Proteon believes are important to its business, including seeking patents intended to cover Proteon's products and compositions, their methods of use and any other inventions that are important to the development of Proteon's business. Proteon also relies on know-how to protect aspects of Proteon's business that are not amenable to, or that Proteon does not consider appropriate for, patent protection.

        Proteon's ability to successfully implement Proteon's business strategies will depend significantly on Proteon's ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to Proteon's business, defend and enforce Proteon's current patents and any future patents that may issue, preserve the confidentiality of Proteon's know-how and operate without infringing the valid and enforceable patents and proprietary rights of third parties. Proteon also relies on know-how and in-licensing opportunities to develop, strengthen and maintain the proprietary position of vonapanitase or any additional product candidates.

        Proteon cannot provide any assurances that any of Proteon's pending patent applications will mature into issued patents and, if they do, that such patents or Proteon's currently issued patents will include claims with a scope sufficient to protect vonapanitase or any additional product candidates or otherwise provide any competitive advantage. For example, one of Proteon's patents that may provide coverage for vonapanitase only covers particular formulations. As a result, this patent would not prevent third-party competitors from creating, making and marketing alternative formulations that fall outside the scope of Proteon's patent claims. There can be no assurance that any such alternative formulations will not be equally effective.

        Moreover, other parties have developed technologies that may be related or competitive to Proteon's approach, and may have filed or may file patent applications and may have received or may receive patents that may overlap or conflict with Proteon's patent applications, either by claiming the same methods or formulations or by claiming subject matter that could dominate Proteon's patent position. These third party patent positions may limit or even eliminate Proteon's ability to obtain patent protection for certain inventions.

        The patent positions of biotechnology and pharmaceutical companies, including Proteon's patent position, involve complex legal and factual questions, and, therefore, the issuance, scope, validity and enforceability of any patent claims that Proteon may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated, or circumvented. United States patents and patent applications may also be subject to interference proceedings, ex parte reexamination, or inter partes review proceedings, and challenges in district court. Patents may be subjected to opposition, revocation proceedings, or comparable proceedings lodged in various foreign, both national and regional, patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that Proteon may own or exclusively license may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by Proteon, which in turn could affect Proteon's ability to develop, market or otherwise commercialize vonapanitase or any additional product candidates.

        Furthermore, though a patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide Proteon with adequate proprietary protection or competitive advantages against competitors with similar products. Even if a patent issues and is held to be valid and enforceable, competitors may be able to design around Proteon's patents, such as using pre-existing or newly developed technology. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. Proteon may not be able to prevent the unauthorized disclosure or use of Proteon's technical knowledge or know-how by consultants, vendors, former employees and current employees. The laws of some foreign countries do not protect Proteon's proprietary rights to the same extent as the laws of the United States, and Proteon may encounter significant problems in protecting Proteon's proprietary rights in these countries. If these developments were to occur, they could have a material adverse effect on Proteon's sales.

        In addition, proceedings to enforce or defend Proteon's patents, if and when issued, could put Proteon's patents at risk of being invalidated, held unenforceable, or interpreted narrowly. These proceedings could also provoke third parties to assert claims against Proteon, including that some or all of the claims in one or more of Proteon's patents are invalid or otherwise unenforceable. If any of Proteon's patents, if and when issued, covering vonapanitase or any additional product candidates, are invalidated or found unenforceable, Proteon's financial position and results of operations would be materially and adversely impacted. In addition, if a court found that valid, enforceable patents held by third parties covered vonapanitase, or any additional product candidates, Proteon's financial position and results of operations would also be materially and adversely impacted.

        The degree of future protection for Proteon's proprietary rights is uncertain, and Proteon cannot ensure that:

  •
  any of Proteon's patents or pending patent applications, if issued, will include claims having a scope sufficient to protect vonapanitase or any additional product candidates;

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  any of Proteon's pending patent applications will issue as patents at all;

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  Proteon will be able to successfully commercialize product candidates, if approved, before Proteon's relevant patents expire;

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  Proteon was the first to make the inventions covered by each of Proteon's patents and pending patent applications;

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  Proteon was the first to file patent applications for these inventions;

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  others will not develop similar or alternative technologies that do not infringe Proteon's patents

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  others will not use pre-existing technology to effectively compete against Proteon;

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  any of Proteon's patents will be found ultimately to be valid and enforceable;

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  any patents issued to Proteon will provide a basis for an exclusive market for Proteon's commercially viable products, will provide Proteon with any competitive advantages or will not be challenged by third parties;

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  Proteon will develop additional proprietary technologies or product candidates that are separately patentable; or

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  that Proteon's commercial activities or products will not infringe the patents or proprietary rights of others.

        Proteon relies upon unpatented know-how to maintain its competitive position, which it seeks to protect, in part, by confidentiality agreements with Proteon's employees and Proteon's collaborators and consultants. It is possible that technology relevant to Proteon's business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, Proteon may not have adequate remedies for any such breach or violation, and Proteon's confidential know-how could become known to others through such breaches or violations. Further, Proteon's know-how could otherwise become known or be independently discovered by Proteon's competitors. Further, the term of confidentiality requirements for current and terminated agreements with some of Proteon's consultants, contract manufacturing or research organizations and other third parties is finite.

Proteon may be subject to claims challenging the inventorship or ownership of Proteon's patents and other intellectual property.

        Proteon enters into confidentiality and intellectual property assignment agreements with its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally provide that inventions conceived by the party in the course of rendering services to Proteon will be Proteon's exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to Proteon. For example, even if Proteon has a consulting agreement in place with an academic advisor pursuant to which the academic advisor is required to assign any inventions developed in connection with providing services to Proteon, the academic advisor may not have the right to assign these inventions to Proteon, as it may conflict with his or her obligations to assign all intellectual property to his or her employing institution.

        Litigation may be necessary to defend against these and other claims challenging inventorship or ownership of inventions. If Proteon is unsuccessful in defending against any of these claims, in addition to paying monetary damages, Proteon may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Proteon's business. Even if Proteon is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining Proteon's patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Proteon's patent protection could be reduced or eliminated for non-compliance with these requirements.

        The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

Issued patents covering vonapanitase or covering any additional product candidates could be found invalid or unenforceable if challenged in court.

        If Proteon initiated legal proceedings against a third party to enforce a patent, if and when issued, covering vonapanitase or any additional product candidate, the defendant could counterclaim that the patent covering Proteon's product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. These mechanisms include reexamination and inter partes review in the United States and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. These proceedings could result in revocation or amendment of Proteon's patents in such a way that they no longer cover, for example, vonapanitase or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, Proteon cannot be certain that there is no invalidating prior art, including prior art of which Proteon and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, Proteon would lose at least part, and perhaps all, of the patent protection on the applicable product candidate. A loss of patent protection would have a material adverse impact on Proteon's business.

Proteon will not seek to protect Proteon's intellectual property rights in all jurisdictions throughout the world, and Proteon may not be able to adequately enforce Proteon's intellectual property rights even in the jurisdictions where Proteon seeks protection.

        Filing, prosecuting and defending patents on product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and Proteon's intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Proteon may not be able to prevent third parties from practicing Proteon's inventions in all countries outside the United States, or from selling or importing products made using Proteon's inventions in and into the United States or other jurisdictions.

        Competitors may use Proteon's technologies in jurisdictions where Proteon does not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where Proteon has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Proteon's products and Proteon's patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if Proteon pursues and obtains issued patents in particular jurisdictions, Proteon's patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

        Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for Proteon to stop the infringement of Proteon's patents or marketing of competing products in violation of Proteon's proprietary rights generally. Proceedings to enforce Proteon's patent rights in foreign jurisdictions could result in substantial costs and divert Proteon's efforts and attention from other aspects of Proteon's business, could put Proteon's patents at risk of being invalidated or interpreted narrowly, could put Proteon's patent applications at risk of not issuing and could provoke third parties to assert claims against Proteon. Proteon may not prevail in any lawsuits that Proteon initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Proteon's efforts to enforce Proteon's intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Proteon develops or license.

Some of Proteon's intellectual property may have been discovered through government funded programs and thus may be subject to federal regulations such as government "march-in" rights, certain reporting requirements, and a preference for United States industry. Compliance with these regulations may limit Proteon's exclusive rights, subject Proteon to expenditure of resources with respect to reporting requirements, and limit Proteon's ability to contract with foreign manufacturers.

        Some of Proteon's intellectual property rights may have been generated through the use of United States government funding and therefore are subject to certain federal regulations. For example, Proteon's patents relating to some therapeutic uses of vonapanitase and associated systems and kits that include a catheter, which Proteon refers to as the "therapy family," arose from research funded by the United States government. As a result, the United States government has certain rights to this intellectual property pursuant to the Bayh-Dole Act of 1980, or Bayh-Dole Act. These United States government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the United States government has the right to require Proteon to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations, also referred to as "march-in rights." The United States government also has the right to take title to these inventions if Proteon, or the applicable licensor, fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. In addition, the United States government may acquire title to these inventions in any country in which a patent application is not filed within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require Proteon or the applicable licensor to expend substantial resources. In addition, the United States government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for United States manufacturers may limit Proteon's ability to contract with foreign product manufacturers for products covered by the applicable intellectual property.

        Proteon currently does not plan to apply for additional United States government funding, but if Proteon does, and Proteon discovers compounds or drug or biological candidates as a result of such funding, intellectual property rights to these discoveries may be subject to the applicable provisions of the Bayh-Dole Act.

If Proteon does not obtain additional protection under the Hatch-Waxman Amendments and similar foreign legislation by extending the patent protection for vonapanitase, Proteon's business may be materially harmed.

        Depending upon the timing, duration and specifics of the first FDA marketing approval of vonapanitase and, if applicable, any additional product candidates, a United States patent that Proteon owns or license may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit extension of one patent that covers an FDA-approved drug or biologic that contains an active ingredient or salt or ester of the active ingredient that has not previously been marketed for up to five years and no more than fourteen years after product approval for patent term lost during product development and the FDA regulatory review process. The length of the extension is calculated by adding one half of the time between the IND effective date and a company's initial submission of a marketing application, plus the entire time between the submission of the marketing application and the FDA's approval of the application. During this period of extension, the scope of protection is limited to the approved product for approved uses (for patents claiming a product) and any use claimed by the patent and approved for the product (for patents claiming a method of using a product).

        Although Proteon plans to seek patent term restoration for Proteon's products, it may not be granted if, for example, Proteon fails to apply within applicable deadlines, fails to apply prior to expiration of relevant patents or otherwise fails to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than Proteon request. If Proteon is unable to obtain patent term restoration or the term of any such patent restoration is less than Proteon request, Proteon's competitors may be able to enter the market and compete against Proteon sooner than Proteon anticipates, and Proteon's ability to generate revenues could be materially adversely affected.

Changes in United States patent law could diminish the value of patents in general, thereby impairing Proteon's ability to protect Proteon's products.

        As is the case with other biotechnology companies, Proteon's success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States has in recent years implemented wide-ranging patent reform legislation, the Leahy-Smith America Invents Act, or America Invents Act. The America Invents Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications will be prosecuted, provides expanded opportunities for post-grant administrative review of patents before the USPTO, and may also affect patent litigation. The USPTO developed new regulations and procedures to govern administration of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, in particular the first to file provisions, only became effective on March 16, 2013. A third party that files a patent application in the USPTO after that date but before Proteon could therefore be awarded a patent covering an invention of Proteon's even if Proteon had made the invention before it was made by the third party. This requires Proteon to be cognizant of the time from invention to filing of a patent application. Thus, for Proteon's U.S. patent applications containing a priority claim after March 16, 2013, there is a greater level of uncertainty in the patent law. Moreover, some of the patent applications in Proteon's portfolio will be subject to examination under the pre-America Invents Act law and regulations, while other patents applications in Proteon's portfolio will be subject to examination under the law and regulations, as amended by the America Invents Act. This introduces additional complexities and costs into the prosecution and management of Proteon's portfolio.

        The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biotechnology. This could make it difficult for Proteon to stop the infringement of Proteon's patents, if obtained, or the misappropriation of Proteon's other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, Proteon may choose not to seek patent protection in certain countries, and Proteon will not have the benefit of patent protection in such countries.

        In addition, the America Invents Act and recent Supreme Court and U.S. Court of Appeals for the Federal Circuit decisions limit where a patentee may file a patent infringement suit, and the America Invents Act provides opportunities for third parties to challenge any issued patent in the USPTO. These provisions apply to all of Proteon's U.S. patents, even those filed before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a federal court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate Proteon's patent claims because it may be easier for them to do so relative to challenging the patent in a federal court action. It is not clear what, if any, impact the America Invents Act will have on the operation of Proteon's business. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Proteon's patent applications and the enforcement or defense of any patents that may issue from Proteon's patent applications, all of which could have a material adverse effect on Proteon's business and financial condition.

        In addition, recent United States Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. The full impact of these decisions is not yet known. For example, on March 20, 2012 in Mayo Collaborative Services v. Prometheus Laboratories, Inc., the Court held that several claims drawn to measuring drug metabolite levels from patient samples and correlating them to drug doses were not patent-eligible subject matter. The decision appears to impact diagnostics patents that merely apply a law of nature via a series of routine steps and it has created uncertainty around the ability to obtain patent protection for certain inventions. Additionally, on June 13, 2013 in Association for Molecular Pathology v. Myriad Genetics, Inc., the Court held that claims to isolated genomic DNA are not patent-eligible, but claims to complementary DNA molecules are patent-eligible because they are not a natural product. The effect of the decision on patents for other isolated natural products is uncertain. On June 19, 2014 in Alice Corporation Pty. Ltd. v. CLS Bank International, et al., a case involving patent claims directed to a method for mitigating settlement risk, the Court held that the patent eligibility of claims directed to abstract ideas, products of nature, and laws of nature should be determined using the same framework set forth in Prometheus. The USPTO has issued a series of guidelines setting forth procedures for determining subject matter eligibility of claims directed to abstract ideas, products of nature, and laws of nature in line with the Prometheus, Myriad and Alice decisions. This guidance does not limit the application of Myriad to DNA, but, rather, applies the decision to other natural products. The USPTO's interpretation of the case law and new guidelines for examination may influence, possibly adversely, prosecution and defense of certain types of claims in Proteon's portfolio.

        In addition to increasing uncertainty with regard to Proteon's ability to obtain future patents, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on these and other decisions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Proteon's ability to obtain new patents or to enforce Proteon's current or future patents.

Proteon may be subject to damages resulting from claims that Proteon or Proteon's employees have wrongfully used or disclosed alleged trade secrets of their former employers.

        Proteon's employees have been previously employed at other biotechnology or pharmaceutical companies, including Proteon's competitors or potential competitors, or at universities or academic medical centers. Proteon also engages advisors and consultants who are concurrently employed at universities or who perform services for other entities. Although Proteon is not aware of any claims currently pending against Proteon, Proteon may be subject to claims that Proteon or Proteon's employees, advisors or consultants have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third party. Proteon may in the future also be subject to claims that an employee, advisor or consultant performed work for Proteon that conflicts with that person's obligations to a third party, such as an employer, and thus, that the third party has an ownership interest in the intellectual property arising out of work performed for Proteon. Litigation may be necessary to defend against these claims. Even if Proteon is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If Proteon is unsuccessful in defending against such claims, in addition to paying monetary damages, Proteon may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent Proteon's ability to commercialize vonapanitase or any additional product candidates, which would materially adversely affect Proteon's commercial development efforts.

Numerous factors may limit any potential competitive advantage provided by Proteon's intellectual property rights.

        The degree of future protection afforded by Proteon's intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect Proteon's business, provide a barrier to entry against Proteon's competitors or potential competitors, or permit Proteon to maintain Proteon's competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of Proteon's technology, Proteon may not be able to exercise or extract value from Proteon's intellectual property rights fully or at all. The following examples are illustrative:

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  Proteon might not have been the first to make the inventions covered by a patent or pending patent application that Proteon owns;

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  Proteon might not have been the first to file patent applications covering an invention;

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  others may independently develop similar or alternative technologies without infringing Proteon's intellectual property rights;

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  third parties may compete with Proteon in jurisdictions where Proteon does not pursue and obtain patent protection;

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  pending patent applications that Proteon owns may not lead to issued patents;

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  patents that Proteon owns may not provide Proteon with any competitive advantages, or may be held invalid or unenforceable;

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  third parties may assert an ownership interest in Proteon's intellectual property;

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  Proteon may not develop or in-license additional proprietary technologies that are patentable; and

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  the patents or proprietary rights of others may have an adverse effect on Proteon's business.

        Should any of these events occur, they could significantly harm Proteon's business and results of operations.

Risks Related to Proteon's Business and Industry

If product liability lawsuits are successfully brought against Proteon, Proteon's insurance may be inadequate and Proteon may incur substantial liability.

        Proteon faces an inherent risk of product liability claims as a result of the clinical testing of vonapanitase or any additional product candidates. Proteon will face an even greater risk if Proteon commercially sells vonapanitase or any additional product candidate that Proteon develops. Proteon maintains primary product liability insurance and excess product liability insurance that cover Proteon's clinical trials, and Proteon plans to maintain insurance against product liability lawsuits for commercial sale of Proteon's potential products. Historically, the potential liability associated with product liability lawsuits for pharmaceutical products has been unpredictable. Although Proteon believes that Proteon's current insurance is a reasonable estimate of Proteon's potential liability and represents a commercially reasonable balancing of the level of coverage as compared to the cost of the insurance, Proteon may be subject to claims in connection with Proteon's clinical trials and, in the future, commercial use of Proteon's potential products, for which Proteon's insurance coverage may not be adequate, and the cost of any product liability litigation or other proceeding, even if resolved in Proteon's favor, could be substantial.

        For example, Proteon may be sued if any product Proteon develops allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Large judgments have been awarded in class action lawsuits based on drugs or biologics that had unanticipated adverse effects. Claims could also be asserted under state consumer protection acts. If Proteon cannot successfully defend itself against product liability claims, Proteon may incur substantial liabilities or be required to limit commercialization of vonapanitase or any additional product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

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  reduced resources of Proteon's management to pursue Proteon's business strategy;

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  decreased demand for Proteon's product candidates or products that Proteon may develop;

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  injury to Proteon's reputation and significant negative media attention;

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  withdrawal of clinical trial participants;

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  termination of clinical trial sites or entire trial programs;

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  initiation of investigations by regulators;

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  product recalls, withdrawals or labeling, marketing or promotional restrictions;

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  significant costs to defend resulting litigation;

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  diversion of management and scientific resources from Proteon's business operations;

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  substantial monetary awards to trial participants or patients;

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  loss of revenue; and

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  the inability to commercialize any products that Proteon may develop.

        The product liability insurance Proteon will need to obtain in connection with the commercial sales of vonapanitase or any additional product candidates if and when they receive regulatory approval may be unavailable in meaningful amounts or at a reasonable cost. In addition, insurance coverage is becoming increasingly expensive. If Proteon is unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of vonapanitase or any additional product candidates if and when they obtain regulatory approval, which could materially adversely affect Proteon's business, financial condition, results of operations, cash flows and prospects.

        Additionally, Proteon does not carry insurance for all categories of risk that Proteon's business may encounter. Some of the policies Proteon currently maintains include general liability, employment practices liability, property, auto, workers' compensation, products liability and directors' and officers' insurance. Proteon does not know, however, if Proteon will be able to maintain insurance with adequate levels of coverage. Any significant uninsured liability may require Proteon to pay substantial amounts, which would materially adversely affect Proteon's financial position, cash flows and results of operations.

Proteon's business and operations would suffer in the event of system failures or security breaches.

        Despite the implementation of security measures, Proteon's internal computer systems, and those of Proteon's CROs and other third parties on which Proteon relies, are vulnerable to damage from computer viruses, unauthorized access, cyber attacks, natural disasters, terrorism, war and telecommunication and electrical failures. If issues were to arise and cause interruptions in Proteon's operations, it could result in a material disruption of Proteon's drug and biologic development programs or could cause loss of critical data or the unauthorized disclosure, access, acquisition, alteration, or use of personal or other confidential information. For example, the loss of clinical trial data from completed or planned clinical trials could result in delays in Proteon's regulatory approval efforts and significantly increase Proteon's costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to Proteon's data or applications, or inappropriate disclosure of confidential or proprietary information, Proteon could incur liability and the further development of vonapanitase or any additional product candidates could be delayed. Proteon may also be vulnerable to cyber attacks by hackers, or other malfeasance. This type of breach of Proteon's cybersecurity may compromise Proteon's confidential information and/or Proteon's financial information and detrimentally impact Proteon's business or result in significant legal and financial exposure and/or reputational harm.

        In addition, while Proteon selects third-party vendors and business partners carefully and routinely evaluate the cybersecurity of Proteon's CROs and other key vendors, Proteon does not control their actions. Any problems caused by these third parties, including those resulting from cyber attacks and security breaches at a vendor, could result in material delays in Proteon's development programs and regulatory approval efforts and adversely affect Proteon's business. Moreover, data security incidents and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above.

        There are also numerous federal, state, and local laws and regulations in the United States and around the world regarding privacy and the collection, processing, storing, sharing, disclosing, using, cross-border transfer, and protecting of personal information and other data, the scope of which are changing, subject to differing interpretations, and which may be costly to comply with, may result in regulatory fines or penalties, and may be inconsistent between countries and jurisdictions or conflict with other requirements. Proteon strives to comply with all applicable laws, policies, legal obligations, and industry codes of conduct relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in new ways or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or Proteon's practices or that new regulations could be enacted. Several proposals are pending before federal, state, and foreign legislative and regulatory bodies that could affect Proteon's business. Any failure or perceived failure by Proteon to comply with Proteon's privacy-related obligations to third parties, or Proteon's privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which could include personally identifiable information or other user data, may result in governmental investigations, enforcement actions, regulatory fines, litigation, or public statements against Proteon by advocacy groups or others, and could cause third parties, including clinical sites, regulators or potential partners, to lose trust in Proteon, which could have an adverse effect on Proteon's business.

Proteon's employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading, which could significantly harm Proteon's business.

        Proteon is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with the regulations of the FDA and foreign regulators, provide accurate information to the FDA and foreign regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, and report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Proteon's reputation. Proteon has a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions Proteon takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Proteon from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any actions are instituted against Proteon, and Proteon is not successful in defending itself or asserting its rights, those actions could have a significant impact on Proteon's business, including the imposition of significant fines or other sanctions.

Proteon has broad discretion in its use of its cash and cash equivalents and may not use them effectively.

        Proteon's management has broad discretion to use its cash and cash equivalents to fund its operations and could spend these funds in ways that do not improve Proteon's results of operations or enhance the value of Proteon common stock. The failure of Proteon's management to apply these funds effectively could result in financial losses that could have a material adverse effect on Proteon's business, cause the price of Proteon's common stock to decline and delay the development of Proteon's product candidates. Pending their use to fund Proteon's operations, Proteon may invest its cash and cash equivalents in a manner that does not produce income or that loses value.

Risks Related to Proteon's Common Stock

Proteon's common stock may be delisted from Nasdaq if Proteon is unable to maintain compliance with Nasdaq's continued listing standards.

        Nasdaq imposes, among other requirements, continued listing standards including minimum bid and public float requirements. The price of Proteon common stock must trade at or above $1.00 to comply with Nasdaq's minimum bid requirement for continued listing on Nasdaq.

        On May 10, 2019, Proteon received a deficiency letter from Nasdaq, which indicated that Proteon was not in compliance with the minimum bid price requirement set forth in Nasdaq rules for continued listing on The Nasdaq Global Market. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), Proteon was granted a grace period of 180 calendar days, or until November 6, 2019, to regain compliance with the minimum bid price requirement. During the compliance period, Proteon common stock continued to be listed and traded on Nasdaq. Because Proteon does not anticipate being able to regain compliance with the minimum bid price requirement during the compliance period, Proteon submitted an application to transfer the listing of the Proteon common stock to The Nasdaq Capital Market, which, according to the Nasdaq Listing Rules, affords Proteon an additional 180-day compliance period to comply with the minimum bid price requirement. The transfer application also requires Proteon to submit a letter stating its intention to effect the Reverse Stock Split during the second compliance period, which Proteon has done. The application to transfer the listing of the Proteon common stock was granted on September 30, 2019, effective October 7, 2019. If Proteon fails to regain compliance with the minimum bid price requirement during the second compliance period, the Proteon common stock could be subject to delisting. Additionally, if Proteon fails to comply with any other continued listing standards of Nasdaq, Proteon common stock will also be subject to delisting. There can be no assurance that Proteon will be able to regain compliance with the minimum bid price requirement or will otherwise be in compliance with other Nasdaq listing criteria

        Any delisting of Proteon common stock could adversely affect the market liquidity of Proteon common stock and the market price of Proteon common stock could decrease. Furthermore, if Proteon common stock were delisted it could adversely affect Proteon's ability to complete one or more strategic transactions for the company, to obtain financing for the continuation of Proteon's operations and/or result in the loss of confidence by investors, customers, suppliers and employees.

If the proposed Merger is not completed, the market price of Proteon common stock may continue to be volatile and may fluctuate in a way that is disproportionate to Proteon's operating performance.

        Factors affecting the trading price of Proteon common stock may include:

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  Proteon's failure to consummate another strategic transaction and the value of such other transaction including whether it is deemed to enhance stockholder value or deliver expected benefits;

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  Proteon's failure to develop and commercialize vonapanitase or any additional product candidates;

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  actual or anticipated fluctuations in Proteon's quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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  changes in the market's expectations about Proteon's operating results;

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  adverse results or delays in preclinical studies or clinical trials;

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  Proteon's decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

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  adverse regulatory decisions, including failure to receive regulatory approval for vonapanitase or any additional product candidates;

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  success of competitive products;

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  adverse developments concerning Proteon's collaborations and Proteon's manufacturers;

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  inability to obtain adequate product supply for any product candidate for clinical trials or commercial sale or inability to do so at acceptable prices;

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  the termination of a collaboration or the inability to establish additional collaborations;

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  unanticipated serious safety concerns related to the use of any of vonapanitase or any additional product candidates;

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  Proteon's ability to effectively manage its growth;

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  the size and growth, if any, of the targeted market;

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  Proteon's operating results failing to meet the expectation of securities analysts or investors in a particular period or failure of securities analysts to publish reports about us or its business;

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  changes in financial estimates and recommendations by securities analysts concerning Proteon, its market opportunity, or the biotechnology and pharmaceutical industries in general;

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  operating and stock price performance of other companies that investors deem comparable to us;

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  overall performance of the equity markets;

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  announcements by Proteon or its competitors of acquisitions, new product candidates or programs, significant contracts, commercial relationships or capital commitments;

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  Proteon's ability to successfully market vonapanitase or any additional product candidates;

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  changes in laws and regulations affecting Proteon's business, including but not limited to clinical trial requirements for approvals;

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  disputes or other developments relating to proprietary rights, including patents, litigation matters and Proteon's ability to obtain patent protection for vonapanitase or any additional product candidates;

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  commencement of, or involvement in, litigation involving Proteon, its general industry, or both;

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  changes in Proteon's capital structure, such as future issuances of securities or the incurrence of additional debt;

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  the volume of shares of Proteon common stock available for public sale;

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  additions or departures of key scientific or management personnel;

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  any major change in the Proteon Board or its management;

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  changes in accounting practices;

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  ineffectiveness of Proteon's internal control over financial reporting;

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  sales of substantial amounts of Proteon common stock by its directors, executive officers or significant stockholders or the perception that such sales could occur; and

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  general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

        Broad market and industry factors may materially harm the market price of Proteon common stock irrespective of Proteon's operating performance. The stock market in general, and Nasdaq and the market for biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Proteon's, may not be predictable. A loss of investor confidence in the market for pharmaceutical, biopharmaceutical and biotechnology stocks or the stocks of other companies which investors perceive to be similar to us, or the stock market in general, could depress Proteon's stock price regardless of its business, prospects, financial conditions or results of operations.

The resale of the shares of Proteon common stock issuable upon the conversion of Proteon's Series A Convertible Preferred Stock could adversely affect the prevailing market price of Proteon's common stock and cause stockholders to experience dilution.

        On August 2, 2017, Proteon issued and sold 22,000 shares of its Series A Convertible Preferred Stock, par value $0.001 per share, for a purchase price of $1,000 per share, or an aggregate purchase price of $22.0 million. Each share of Series A Convertible Preferred Stock is convertible into approximately 1,005 shares of Proteon common stock at a conversion price of $0.9949 per share, provided that any conversion of Series A Convertible Preferred Stock by a holder into shares of Common Stock is prohibited if, as a result of such conversion, the holder, together with its affiliates and any other person or entity whose beneficial ownership of Proteon common stock would be aggregated with such holder's for purposes of Section 13(d) of the Exchange Act, would beneficially own more than 9.985% of the total number of shares of Proteon common stock issued and outstanding after giving effect to such conversion (the "Blocker"). Pursuant to the registration statement that Proteon filed with the SEC for the resale by holders of Proteon Series A Preferred Convertible Stock, as selling stockholders, of the aggregate 21,771,032 shares of Proteon common stock that are issuable upon conversion of the Series A Convertible Preferred Stock, the outstanding shares of Series A Convertible Preferred Stock may, at each holder's election, be converted into Proteon common stock, subject to the Blocker. Although Proteon cannot predict if and when the holders of Series A Convertible Preferred Stock may sell such shares in the public market, any converted shares of Proteon common stock will be available for immediate resale and be able to be freely sold in the open market. The conversion of shares of Series A Convertible Preferred Stock into shares of Proteon common stock will result in substantial dilution to holders of Proteon common stock. Further, the sale of a significant amount of these shares of Proteon common stock in the open market or the perception that these sales may occur could adversely affect prevailing market prices of Proteon common stock, including causing the market price of Proteon common stock to decline or become highly volatile.

The concentration of Proteon capital stock ownership with insiders will likely limit your ability to influence corporate matters.

        As of December 31, 2018, Proteon's executive officers, directors, current 5% or greater stockholders, and their respective affiliates together beneficially own or control, in aggregate, more than 50% of the shares of Proteon's outstanding common stock. As a result, these executive officers, directors and principal stockholders, acting together, will have substantial influence over most matters that require approval by Proteon's stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all or of Proteon's assets or any other significant corporate transaction. Corporate action might be taken even if other stockholders oppose such action. These stockholders may delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of Proteon, even if such change of control would benefit its other stockholders. This concentration of stock ownership may adversely affect investors' perception of Proteon's corporate governance or delay, prevent or cause a change in control of Proteon, any of which could adversely affect the market price of Proteon's common stock.

Proteon will continue to incur substantial costs as a result of operating as a public company, and its management will continue to devote substantial time to new compliance initiatives and corporation governance policies.

        As a public company, Proteon has incurred and will continue to incur significant legal, accounting and other expenses that Proteon did not incur as a private company. In addition, the Sarbanes-Oxley Act, and rules of the SEC and those of Nasdaq impose various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Proteon's management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase Proteon's legal and financial compliance costs and will make some activities more time-consuming and costly.

        The Sarbanes-Oxley Act requires, among other things, that Proteon maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, Proteon must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of Proteon's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In addition, Proteon will be required to have Proteon's independent registered public accounting firm attest to the effectiveness of its internal control over financial reporting the later of its second annual report on Form 10-K or the first annual report on Form 10-K following the date on which it is no longer an emerging growth company. Proteon's compliance with Section 404 of the Sarbanes-Oxley Act will require that it incur substantial accounting expense and expend significant management efforts. Proteon currently does not have an internal audit group, and it will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If Proteon is not able to comply with the requirements of Section 404 in a timely manner, or if Proteon or its independent registered public accounting firm identify deficiencies in its internal control over financial reporting that are deemed to be material weaknesses, the market price of its stock could decline and Proteon could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

        Proteon's ability to successfully implement its business plan and comply with Section 404 requires it to be able to prepare timely and accurate financial statements. Proteon expects that it will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage its business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause Proteon's operations to suffer and it may be unable to conclude that its internal control over financial reporting is effective and to obtain an unqualified report on internal controls from its auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for Proteon common stock, and could adversely affect its ability to access the capital markets.

Proteon does not expect to pay any cash dividends for the foreseeable future.

        You should not rely on an investment in Proteon common stock to provide dividend income. Proteon does not anticipate that it will pay any cash dividends to holders of its common stock in the foreseeable future. Instead, Proteon plans to retain any earnings to maintain and expand its operations. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase Proteon common stock.

Provisions in Proteon's certificate of incorporation, its bylaws and Delaware law may have anti-takeover effects that could discourage an acquisition of Proteon by others, even if an acquisition would be beneficial to its stockholders, and may prevent attempts by Proteon stockholders to replace or remove Proteon's current management.

        Proteon's certificate of incorporation, bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of Proteon or changes in Proteon's management. Proteon's certificate of incorporation and bylaws include provisions that:

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  authorize "blank check" preferred stock, which could be issued by the Proteon Board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to Proteon common stock;

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  create a classified board of directors whose members serve staggered three-year terms;

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  specify that special meetings of Proteon's stockholders can be called only by the Proteon Board;

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  prohibit stockholder action by written consent;

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  establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of Proteon stockholders, including proposed nominations of persons for election to the Proteon Board;

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  provide that Proteon's directors may be removed only for cause;

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  provide that vacancies on the Proteon Board may be filled only by a majority of directors then in office, even though less than a quorum;

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  specify that no stockholder is permitted to cumulate votes at any election of directors;

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  expressly authorize the Proteon Board to modify, alter or repeal its bylaws; and

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  require supermajority votes of the holders of Proteon common stock to amend specified provisions of its certificate of incorporation and bylaws.

        These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in Proteon's management.

        In addition, because Proteon is incorporated in the State of Delaware, it are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of Proteon's outstanding voting stock to merge or combine with Proteon.

        Any provision of Proteon's certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for Proteon's stockholders to receive a premium for their shares of Proteon common stock, and could also affect the price that some investors are willing to pay for Proteon common stock.

        Proteon's certificate of incorporation designates the Court of Chancery of the State of Delaware and federal courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by Proteon's stockholders, which could limit such stockholders' ability to obtain a favorable judicial forum for disputes with Proteon or its directors, officers or employees.

        Proteon's certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware and federal courts within the State of Delaware will be exclusive forums for (1) any derivative action or proceeding brought on Proteon's behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of Proteon's directors, officers or other employees to Proteon or Proteon's stockholders, (3) any action asserting a claim against Proteon arising pursuant to any provision of the Delaware General Corporation Law, Proteon's certificate of incorporation or Proteon's bylaws, or (4) any other action asserting a claim against Proteon that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of Proteon's capital stock shall be deemed to have notice of and to have consented to the provisions of its amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with Proteon or its directors, officers or other employees, which may discourage such lawsuits against Proteon and its directors, officers and employees. Alternatively, if a court were to find these provisions of Proteon's certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Proteon may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect Proteon's business and financial condition.

Risks Related to ArTara

Risks Related to ArTara's Development, Commercialization and Regulatory Approval of ArTara's Investigational Therapies, TARA-002 and IV Choline Chloride

ArTara's business depends on the successful clinical development, regulatory approval and commercialization of TARA-002 and IV Choline Chloride.

        The success of ArTara's business, including its ability to finance itself and generate revenue in the future, primarily depends on the successful development, regulatory approval and commercialization of TARA-002 and IV Choline Chloride. The clinical and commercial success of TARA-002 and IV Choline Chloride depends on a number of factors, including the following:

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  timely and successful completion of required clinical trials not yet initiated, which may be significantly slower or costlier than ArTara currently anticipates and/or produce results that do not achieve the endpoints of the trials;

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  whether ArTara is required by the FDA or similar foreign regulatory agencies to conduct additional studies beyond those planned to support the approval and commercialization of TARA-002 and IV Choline Chloride;

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  achieving and maintaining, and, where applicable, ensuring that ArTara's third-party contractors achieve and maintain compliance with their contractual obligations and with all regulatory requirements applicable to TARA-002 and IV Choline Chloride;

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  ability of third parties with whom ArTara contracts to manufacture adequate clinical trial and commercial supplies of TARA-002 and IV Choline Chloride, to remain in good standing with regulatory agencies and to develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices ("cGMP");

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  a continued acceptable safety profile during clinical development and following approval of TARA-002 and IV Choline Chloride;

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  ability to obtain favorable labeling for TARA-002 and IV Choline Chloride through regulators that allows for successful commercialization, given the drugs may be marketed only to the extent approved by these regulatory authorities (unlike with most other industries);

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  ability to successfully commercialize TARA-002 and IV Choline Chloride in the United States and internationally, if approved for marketing, sale and distribution in such countries and territories, whether alone or in collaboration others;

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  acceptance by physicians, insurers and payors, and patients of the quality, benefits, safety and efficacy of TARA-002 and IV Choline Chloride, if either is approved, including relative to alternative and competing treatments;

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  existence of a regulatory environment conducive to the success of TARA-002 and IV Choline Chloride;

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  ability to price TARA-002 and IV Choline Chloride to recover ArTara's development costs and generate a satisfactory profit margin; and

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  ArTara's ability and its partners' ability to establish and enforce intellectual property rights in and to TARA-002 and IV Choline Chloride.

        If ArTara does not achieve one or more of these factors, many of which are beyond its control, in a timely manner or at all, ArTara could experience significant delays or an inability to obtain regulatory approvals or commercialize TARA-002 and IV Choline Chloride. Even if regulatory approvals are obtained, ArTara may never be able to successfully commercialize TARA-002 and IV Choline Chloride. Accordingly, ArTara cannot assure you that it will be able to generate sufficient revenue through the sale of TARA-002 and IV Choline Chloride to continue its business.

ArTara has never conducted a clinical trial itself and may be unable to successfully do so for TARA-002 or IV Choline Chloride.

        The conduct of a clinical trials is a long, expensive, complicated and highly regulated process. Although ArTara's employees have conducted successful clinical trials in the past across many therapeutic areas while employed at other companies, ArTara as a company has not conducted any clinical trials, and as a result may require more time and incur greater costs than it anticipates. Failure to commence or complete, or delays in, ArTara's planned clinical trials would prevent it from or delay ArTara in obtaining regulatory approval of and commercializing TARA-002 and IV Choline Chloride, which would adversely impact its financial performance, as well as subjecting it to significant contract liabilities.

TARA-002 is an immunotherapy, the first indication for which ArTara plans to pursue is the treatment of lymphatic malformations, an indication for which there are no FDA-approved therapies. This makes it difficult to predict the timing and costs of clinical development for TARA-002, as well as the regulatory approval path.

        To date, there are no FDA-approved therapies for the treatment of lymphatic malformations and the standard of care is surgery. The regulatory approval process for novel product candidates such as TARA-002 can be more expensive and take longer than for other, better known or extensively studied therapeutic approaches. In addition, the clinical trials conducted on TARA-002 in the United States to date, included a control arm in which treatment was initially delayed. It is unclear whether this trial design could support FDA approval or whether a placebo-control or other randomization will be required by the FDA. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring TARA-002 to market could decrease ArTara's ability to generate sufficient revenue to maintain its business.

The regulatory path to approval of TARA-002 is atypical.

        The proposed regulatory strategy for the TARA-002 program is combination of demonstrating comparability to a product that is not FDA approved. By demonstrating that TARA-002 is, in fact,

OK-432, ArTara believes that the large volume of data published on OK-432 including the data generated by the University of Iowa led study will then apply to TARA-002. This strategy will rely on some components of a biosimilar pathway, with a significant difference being that the same genetically distinct strain and proprietary manufacturing processes will be used to produce TARA-002 as OK-432. If comparability is demonstrated and accepted by regulatory authorities, ArTara will attempt to rely on existing OK-432 safety and efficacy data to file the Biologics Licensing Application (BLA). There is no example of a biologic product that was approved utilizing this regulatory approach.

Clinical drug development is very expensive, time-consuming and uncertain.

        Clinical development for ArTara's product candidates is very expensive, time-consuming, difficult to design and implement, and the outcomes are inherently uncertain. Most product candidates that commence clinical trials are never approved by regulatory authorities for commercialization and of those that are approved many do not cover their costs of development. In addition, ArTara, any partner with which it may in the future collaborate, the FDA, an institutional review board (IRB), or other regulatory authorities, including state and local agencies and counterpart agencies in foreign countries, may suspend, delay, require modifications to or terminate ArTara's clinical trials at any time.

ArTara's product candidates may cause undesirable side effects or have other unexpected properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in post-approval regulatory action.

        Unforeseen side effects from TARA-002 or IV Choline Chloride could arise either during clinical development or, if approved, after it has been marketed. Undesirable side effects could cause ArTara, any partners with which ArTara may collaborate, or regulatory authorities to interrupt, extend, modify, delay or halt clinical trials and could result in a more restrictive or narrower label or the delay or denial of regulatory approval by the FDA or comparable foreign authorities.

        Results of clinical trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of a product candidate for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in product liability claims. Any of these occurrences may harm ArTara's business, financial condition, operating results and prospects.

        Additionally, if ArTara or others identify undesirable side effects, or other previously unknown problems, caused by a product after obtaining U.S. or foreign regulatory approval, a number of potentially negative consequences could result, which could prevent ArTara or its potential partners from achieving or maintaining market acceptance of the product and could substantially increase the costs of commercializing such product.

If ArTara or any partners with which ArTara may collaborate are unable to achieve and maintain coverage and adequate levels of reimbursement for TARA-002 or IV Choline Chloride following regulatory approval, their commercial success may be hindered severely.

        If TARA-002 and IV Choline Chloride only becomes available by prescription, successful sales by ArTara or by any partners with which ArTara may collaborate depend on the availability of coverage and adequate reimbursement from third-party payors. Patients who are prescribed medicine for the treatment of their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. The availability of coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and private third-party payors is often critical to new product acceptance. Coverage decisions may depend on clinical and economic standards that disfavor new drug products when more established or lower-cost therapeutic alternatives are already available or subsequently become available, or may be affected by the budgets and demands on the various entities responsible for providing health insurance to patients who will use TARA-002 and IV Choline Chloride. Even if ArTara obtains coverage for its products, the resulting reimbursement payment rates might not be adequate or may require co-payments that patients find unacceptably high. Patients are unlikely to use a product unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost.

        In addition, the market for ArTara's products will depend significantly on access to third-party payors' drug formularies or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies and there may be time limitations on when a new drug may even apply for formulary inclusion. Also, third-party payors may refuse to include products in their formularies or otherwise restrict patient access to such products when a less costly generic equivalent or other treatment alternative is available in the discretion of the formulary.

        Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, although private third-party payors tend to follow Medicare practices, no uniform or consistent policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor as well as state to state. Consequently, the coverage determination process is often a time-consuming and costly process that must be played out across many jurisdictions and different entities and which will require ArTara to provide scientific, clinical and health economics support for the use of its products compared to current alternatives and do so to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained and in what time frame.

        Further, ArTara believes that future coverage and reimbursement likely will be subject to increased restrictions both in the United States and in international markets. Third-party coverage and reimbursement for ArTara's products may not be available or adequate in either the United States or international markets, which could harm ArTara's business, financial condition, operating results and prospects.

Even if a product candidate obtains regulatory approval, it may fail to achieve the broad degree of physician and patient adoption and use necessary for commercial success.

        The commercial success of both TARA-002 and IV Choline Chloride, if approved, will depend significantly on the broad adoption and use of them by physicians and patients for approved indications, and neither may be commercially successful even though the product is shown to be safe and effective. The degree and rate of physician and patient adoption of a product, if approved, will depend on a number of factors, including but not limited to:

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  patient demand for approved products that treat the indication for which a product is approved;

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  the effectiveness of the product compared to other available therapies;

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  the availability of coverage and adequate reimbursement from managed care plans and other healthcare payors;

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  the cost of treatment in relation to alternative treatments and willingness to pay on the part of patients;

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  in the case of TARA-002, overcoming physician or patient biases toward surgery for the treatment of lymphatic malformations;

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  insurers' willingness to see the applicable indication as a disease worth treating;

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  proper administration;

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  patient satisfaction with the results, administration and overall treatment experience;

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  limitations or contraindications, warnings, precautions or approved indications for use different than those sought by ArTara that are contained in the final FDA-approved labeling for the applicable product;

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  any FDA requirement to undertake a risk evaluation and mitigation strategy;

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  the effectiveness of ArTara's sales, marketing, pricing, reimbursement and access, government affairs, and distribution efforts;

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  adverse publicity about a product or favorable publicity about competitive products;

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  new government regulations and programs, including price controls and/or limits or prohibitions on ways to commercialize drugs, such as increased scrutiny on direct-to-consumer advertising of pharmaceuticals; and

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  potential product liability claims or other product-related litigation.

        If either of TARA-002 or IV Choline Chloride is approved for use but fails to achieve the broad degree of physician and patient adoption necessary for commercial success, ArTara's operating results and financial condition will be adversely affected, which may delay, prevent or limit its ability to generate revenue and continue its business.

ArTara's product candidates, if approved, will face significant competition and their failure to compete effectively may prevent them from achieving significant market penetration.

        The pharmaceutical industry is characterized by rapidly advancing technologies, intense competition, less effective patent terms, and a strong emphasis on developing newer, fast-to-market proprietary therapeutics. Numerous companies are engaged in the development, patenting, manufacturing and marketing of healthcare products competitive with those that ArTara is developing, including TARA-002 and IV Choline Chloride. ArTara will face competition from a number of sources, such as pharmaceutical companies, generic drug companies, biotechnology companies and academic and research institutions, many of which have greater financial resources, marketing capabilities, sales forces, manufacturing capabilities, research and development capabilities, regulatory expertise, clinical trial expertise, intellectual property portfolios, more international reach, experience in obtaining patents and regulatory approvals for product candidates and other resources than ArTara. Some of the companies that offer competing products also have a broad range of other product offerings, large direct sales forces and long-term customer relationships with ArTara's target physicians, which could inhibit ArTara's market penetration efforts. attention within their clinical practices.

        With respect to ArTara's lead product candidate, TARA-002, for the treatment of LMs, the active ingredient in TARA-002 is a genetically distinct strain of Streptococcus pyogenes (group A, type 3) Su strain. TARA-002 is produced through a proprietary manufacturing process. ArTara anticipates that, if approved by the FDA, TARA-002 will be protected by 12 years of biologic exclusivity. In addition, TARA-002 is likely to have seven years of Orphan Drug Designation exclusivity if deemed comparable to OK-432 by the FDA or based on the prevalence of the disease . There are no pharmacotherapies currently available for the treatment of LMs and the current standard of care is a high-risk surgical procedure. There are a handful of drug development companies and academic researchers exploring oral formulations of various agents including macrolides, phosphodiesterase inhibitors, and calcineurin/mTOR inhibitors. These are in early development and earlier experiments in LMs utilizing other compounds utilizing these mechanisms have not produced conclusive evidence of safety or efficacy.

        There are no treatments currently available for IFALD. With respect to IV Choline Chloride for the treatment of IFALD, IV Choline Chloride is the only sterile injectable form of choline chloride that can be combined with parenteral nutrition. Further, if approved, IV Choline Chloride will be protected by Orphan Drug Designation exclusivity for seven years.

TARA-002 and any future product candidates for which ArTara intends to seek approval as biologic products may face competition sooner than anticipated.

        The Patient Protection and Affordable Care Act, or Affordable Care Act, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty. While it is uncertain when such processes are intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for ArTara's biological products.

        ArTara believes that any of its product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider ArTara's product candidates to be reference products for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of ArTara's reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

ArTara expects to rely on third-party CROs and other third parties to conduct and oversee its clinical trials. If these third parties do not meet ArTara's requirements or otherwise conduct the trials as required, ArTara may not be able to satisfy its contractual obligations or obtain regulatory approval for, or commercialize, its product candidates.

        ArTara expects to rely on third-party contract research organizations (CROs) to conduct and oversee its TARA-002 and IV Choline Chloride clinical trials and other aspects of product development. ArTara also expects to rely on various medical institutions, clinical investigators and contract laboratories to conduct its trials in accordance with ArTara's clinical protocols and all applicable regulatory requirements, including the FDA's regulations and good clinical practice (GCP) requirements, which are an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors, and state regulations governing the handling, storage, security and recordkeeping for drug and biologic products. These CROs and other third parties will play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials. ArTara will rely heavily on these parties for the execution of its clinical trials and preclinical studies and will control only certain aspects of their activities. ArTara and its CROs and other third-party contractors will be required to comply with GCP and good laboratory practice (GLP) requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities. Regulatory authorities enforce these GCP and GLP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If ArTara or any of these third parties fail to comply with applicable GCP and GLP requirements, or reveal noncompliance from an audit or inspection, the clinical data generated in ArTara's clinical trials may be deemed unreliable and the FDA or other regulatory authorities may require ArTara to perform additional clinical trials before approving ArTara's or ArTara's partners' marketing applications. ArTara cannot assure that upon inspection by a given regulatory authority, such regulatory authority will determine that any of ArTara's clinical or preclinical trials comply with applicable GCP and GLP requirements. In addition, ArTara's clinical trials generally must be conducted with product produced under cGMP regulations. ArTara's failure to comply with these regulations and policies may require it to repeat clinical trials, which would delay the regulatory approval process.

        If any of ArTara's CROs or clinical trial sites terminate their involvement in one of its clinical trials for any reason, it may not be able to enter into arrangements with alternative CROs or clinical trial sites or do so on commercially reasonable terms. In addition, if ArTara's relationship with clinical trial sites is terminated, it may experience the loss of follow-up information on patients enrolled in its ongoing clinical trials unless ArTara is able to transfer the care of those patients to another qualified clinical trial site. In addition, principal investigators for ArTara's clinical trials may serve as scientific advisors or consultants to it from time to time and could receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, the integrity of the data generated at the applicable clinical trial site may be questioned by the FDA.

ArTara currently has no marketing capabilities and no sales organization. If ArTara is unable to establish sales and marketing capabilities on its own or through third parties, ArTara will be unable to successfully commercialize its product candidates, if approved, or generate product revenue.

        ArTara currently has no marketing capabilities and no sales organization. To commercialize ArTara's product candidates, if approved, in the United States, Canada, the European Union, Latin America and other jurisdictions it seeks to enter, ArTara must build its marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and ArTara may not be successful in doing so. Although ArTara's employees have experience in the marketing, sale and distribution of pharmaceutical products, and business development activities involving external alliances, from prior employment at other companies, ArTara as a company has no prior experience in the marketing, sale and distribution of pharmaceutical products, and there are significant risks involved in building and managing a sales organization, including its ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of ArTara's internal sales, marketing, distribution and pricing/reimbursement/access capabilities would impact adversely the commercialization of these products.

Risks Related to ArTara's Business

ArTara has a very limited operating history and has never generated any revenues.

        ArTara is an early-stage biotechnology company with a very limited operating history that may make it difficult to evaluate the success of its business to date and to assess its future viability. ArTara was incorporated in 2017 and its operations, to date, have been limited to organizing and staffing the company, business planning, raising capital and in-licensing rights to TARA-002 and IV Choline Chloride, have been limited to business planning, raising capital, developing ArTara's pipeline assets (TARA-002 and IV Choline Chloride), identifying product candidates, and other research and development. ArTara has not yet demonstrated an ability to successfully complete any clinical trials and has never completed the development of any product candidate, nor has it ever generated any revenue from product sales or otherwise. Consequently, ArTara has no meaningful operations upon which to evaluate its business, and predictions about its future success or viability may not be as accurate as they could be if it had a longer operating history or a history of successfully developing and commercializing biopharmaceutical products.

Any adverse developments that occur in patients undergoing treatment with OK-432 / Picibanil or in patients participating in clinical trials conducted by third parties may affect ArTara's ability to obtain regulatory approval or commercialize TARA-002.

        Chugai Pharmaceutical Co., Ltd., over which ArTara has no control, has the rights to commercialize TARA-002 and it is currently marketed in Japan and Taiwan, under the name Picibanil for various indications. In addition, clinical trials using Picibanil are currently ongoing in various countries around the world. If serious adverse events occur with patients using Picibanil or during any clinical trials of Picibanil conducted by third parties, the FDA may delay, limit or deny approval of TARA-002 or require ArTara to conduct additional clinical trials as a condition to marketing approval, which would increase its costs. If ArTara receives FDA approval for TARA-002 and a new and serious safety issue is identified in connection with use of Picibanil or in clinical trials of Picibanil conducted by third parties, the FDA may withdraw their approval of the product or otherwise restrict ArTara's ability to market and sell TARA-001. In addition, treating physicians may be less willing to administer TARA-002 due to concerns over such adverse events, which would limit ArTara's ability to commercialize TARA-002.

ArTara has only received the exclusive rights to the materials required to commercialize TARA-002 in territories other than Japan and Taiwan until June 17, 2024, or an earlier date if Chugai terminates the agreement with ArTara for any number of reasons, including for convenience after June 2020, following which such rights become nonexclusive.

        Pursuant to an agreement with Chugai Pharmaceutical Co., Ltd. dated June 17, 2019, Chugai agreed to provide ArTara with exclusive access to the starting material necessary to manufacture TARA-002 as well as technical support necessary for ArTara to develop and commercialize TARA-002 anywhere in the world other than Japan and Taiwan. However, this agreement does not prevent Chugai from providing such materials and support to any third party for medical, compassionate use and/or non-commercial research purposes and this agreement is not exclusive following June 17, 2024 or following any termination of the agreement by either party, which includes a termination by Chugai for convenience, which it has the right to do upon 90 days' notice after June 2020. Once ArTara's rights to the materials and technology necessary to manufacture, develop and commercialize TARA-002 are not exclusive, third parties, including those with greater expertise and greater resources, could obtain such materials and technology and develop a competing therapy, which would adversely affect ArTara's ability to generate revenue and achieve or maintain profitability.

ArTara currently has no products approved for sale, and it may never obtain regulatory approval to commercialize any of its product candidates.

        The research, testing, manufacturing, safety surveillance, efficacy, quality control, recordkeeping, labeling, packaging, storage, approval, sale, marketing, distribution, import, export and reporting of safety and other post-market information related to its biopharmaceutical products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and in foreign countries, and such regulations differ from country to country and frequently are revised.

        Even after ArTara achieves U.S. regulatory approval for a product candidate, if any, ArTara will be subject to continued regulatory review and compliance obligations. For example, with respect to ArTara's product candidates, the FDA may impose significant restrictions on the approved indicated uses for which the product may be marketed or on the conditions of approval. A product candidate's approval may contain requirements for potentially costly post-approval studies and surveillance, including Phase 4 clinical trials, to monitor the safety and efficacy of the product. ArTara also will be subject to ongoing FDA obligations and continued regulatory review with respect to, among other things, the manufacturing, processing, labeling, packaging, distribution, pharmacovigilance and adverse event reporting, storage, advertising, promotion and recordkeeping for ArTara's product candidates. These requirements include submissions of safety and other post-marketing information and reports, registration, continued compliance with cGMP requirements and with the FDA's GCP requirements and GLP requirements, which are regulations and guidelines enforced by the FDA for all of ArTara's product candidates in clinical and preclinical development, and for any clinical trials that it conducts post-approval, as well as continued compliance with the FDA's laws governing commercialization of the approved product, including but not limited to the FDA's Office of Prescription Drug Promotion (OPDP) regulation of promotional activities, fraud and abuse, product sampling, scientific speaker engagements and activities, formulary interactions as well as interactions with healthcare practitioners. To the extent that a product candidate is approved for sale in other countries, ArTara may be subject to similar or more onerous (i.e., prohibition on direct-to-consumer advertising that does not exist in the United States.) restrictions and requirements imposed by laws and government regulators in those countries.

        In addition, manufacturers of drug and biologic products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations. If ArTara or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the manufacturing, processing, distribution or storage facility where, or processes by which, the product is made, a regulatory agency may impose restrictions on that product or ArTara, including requesting that ArTara initiate a product recall, or requiring notice to physicians or the public, withdrawal of the product from the market, or suspension of manufacturing.

        If ArTara, its product candidates or the manufacturing facilities for its product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

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  impose restrictions on the sale, marketing or manufacturing of the product, amend, suspend or withdraw product approvals or revoke necessary licenses;

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  mandate modifications to promotional and other product-specific materials or require ArTara to provide corrective information to healthcare practitioners or in its advertising;

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  require ArTara or its partners to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions, penalties for noncompliance and, in extreme cases, require an independent compliance monitor to oversee ArTara's activities;

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  issue warning letters, bring enforcement actions, initiate surprise inspections, issue show cause notices or untitled letters describing alleged violations, which may be publicly available;

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  commence criminal investigations and prosecutions;

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  impose injunctions, suspensions or revocations of necessary approvals or other licenses;

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  impose other civil or criminal penalties;

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  suspend any ongoing clinical trials;

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  place restrictions on the kind of promotional activities that can be done;

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  delay or refuse to approve pending applications or supplements to approved applications filed by ArTara or its potential partners;

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  refuse to permit drugs or precursor chemicals to be imported or exported to or from the United States;

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  suspend or impose restrictions on operations, including costly new manufacturing requirements; or

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  seize or detain products or require ArTara or its partners to initiate a product recall.

        The regulations, policies or guidance of the FDA and other applicable government agencies may change, and new or additional statutes or government regulations may be enacted, including at the state and local levels, which can differ by geography and could prevent or delay regulatory approval of ArTara's product candidates or further restrict or regulate post-approval activities. ArTara cannot predict the likelihood, nature or extent of adverse government regulations that may arise from future legislation or administrative action, either in the United States or abroad. If ArTara is not able to achieve and maintain regulatory compliance, it may not be permitted to commercialize its product candidates, which would adversely affect its ability to generate revenue and achieve or maintain profitability.

ArTara may in the future conduct clinical trials for its product candidates outside the United States, and the FDA and applicable foreign regulatory authorities may not accept data from such trials.

        ArTara may in the future choose to conduct one or more of its clinical trials outside of the United States. Although the FDA or applicable foreign regulatory authority may accept data from clinical trials conducted outside the United States or the applicable jurisdiction, acceptance of such study data by the FDA or applicable foreign regulatory authority may be subject to certain conditions or exclusion. Where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will not approve the application on the basis of foreign data alone unless such data are applicable to the U.S. population and U.S. medical practice; the studies were performed by clinical investigators of recognized competence; and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Many foreign regulatory bodies have similar requirements. In addition, such foreign studies would be subject to the applicable local laws of the foreign jurisdictions where the studies are conducted. There can be no assurance the FDA or applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable home country. If the FDA or applicable foreign regulatory authority does not accept such data, it would likely result in the need for additional trials, which would be costly and time-consuming and delay aspects of ArTara's business plan.

ArTara may face product liability exposure, and if successful claims are brought against it, ArTara may incur substantial liability if its insurance coverage for those claims is inadequate.

        ArTara faces an inherent risk of product liability or similar causes of action as a result of the clinical testing of its product candidates and will face an even greater risk if ArTara commercializes any products. This risk exists even if a product is approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA or an applicable foreign regulatory authority and notwithstanding ArTara complying with applicable laws on promotional activity. ArTara's products and product candidates are designed to affect important bodily functions and processes. Any side effects, manufacturing defects, misuse or abuse associated with ArTara's product candidates could result in injury to a patient or potentially even death. ArTara cannot offer any assurance that it will not face product liability suits in the future, nor can it assure that its insurance coverage will be sufficient to cover its liability under any such cases.

        In addition, a liability claim may be brought against ArTara even if its product candidates merely appear to have caused an injury. Product liability claims may be brought against ArTara by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with its product candidates, among others, and under some circumstances even government agencies. If ArTara cannot successfully defend itself against product liability or similar claims, it will incur substantial liabilities, reputational harm and possibly injunctions and punitive actions. In addition, regardless of merit or eventual outcome, product liability claims may result in:

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  withdrawal or delay of recruitment or decreased enrollment rates of clinical trial participants;

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  termination or increased government regulation of clinical trial sites or entire trial programs;

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  the inability to commercialize ArTara's product candidates;

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  decreased demand for ArTara's product candidates;

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  impairment of ArTara's business reputation;

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  product recall or withdrawal from the market or labeling, marketing or promotional restrictions;

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  substantial costs of any related litigation or similar disputes;

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  distraction of management's attention and other resources from ArTara's primary business;

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  significant delay in product launch;

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  substantial monetary awards to patients or other claimants against ArTara that may not be covered by insurance;

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  withdrawal of reimbursement or formulary inclusion; or

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  loss of revenue.

        ArTara intends to obtain product liability insurance coverage for its clinical trials. Large judgments have been awarded in class action or individual lawsuits based on drugs that had unanticipated side effects. ArTara's insurance coverage may not be sufficient to cover all of its product liability-related expenses or losses and may not cover it for any expenses or losses it may suffer. Moreover, insurance coverage is becoming increasingly expensive, restrictive and narrow, and, in the future, ArTara may not be able to maintain adequate insurance coverage at a reasonable cost, in sufficient amounts or upon adequate terms to protect it against losses due to product liability or other similar legal actions. ArTara will need to increase its product liability coverage if any of its product candidates receive regulatory approval, which will be costly, and it may be unable to obtain this increased product liability insurance on commercially reasonable terms or at all and for all geographies in which ArTara wishes to launch. A successful product liability claim or series of claims brought against ArTara, if judgments exceed its insurance coverage, could decrease its cash and harm its business, financial condition, operating results and future prospects.

ArTara's employees, independent contractors, principal investigators, other clinical trial staff, consultants, vendors, CROs and any partners with whom ArTara may collaborate may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

        ArTara is exposed to the risk that its employees, independent contractors, principal investigators, other clinical trial staff, consultants, vendors, CROs and any partners with which ArTara may collaborate may engage in fraudulent or other illegal activity. Misconduct by these persons could include intentional, reckless, gross or negligent misconduct or unauthorized activity that violates: laws or regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA or foreign regulatory authorities; manufacturing standards; federal, state and foreign healthcare fraud and abuse laws and data privacy; anticorruption laws, antikickback and Medicare/Medicaid rules, or laws that require the true, complete and accurate reporting of financial information or data, books and records. If any such or similar actions are instituted against ArTara and ArTara is not successful in defending itself or asserting ArTara's rights, those actions could have a significant impact on ArTara's business, including the imposition of civil, criminal and administrative and punitive penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, debarments, contractual damages, reputational harm, diminished profits and future earnings, injunctions, and curtailment or cessation of ArTara's operations, any of which could adversely affect ArTara's ability to operate ArTara's business and ArTara's operating results.

ArTara may be subject to risks related to off-label use of its product candidates.

        The FDA strictly regulates the advertising and promotion of drug products, and drug products may only be marketed or promoted for their FDA approved uses, consistent with the product's approved labeling. Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by the FDA, the Department of Justice, the Office of Inspector General of the Department of Health and Human Services, state attorneys general, members of Congress and the public. Violations, including promotion of ArTara's products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil, criminal and/or administrative sanctions by the FDA. Additionally, advertising and promotion of any product candidate that obtains approval outside of the United States will be heavily scrutinized by relevant foreign regulatory authorities.

        Even if ArTara obtains regulatory approval for its product candidates, the FDA or comparable foreign regulatory authorities may require labeling changes or impose significant restrictions on a product's indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

        In the United States, engaging in impermissible promotion of ArTara's product candidates for off-label uses can also subject it to false claims litigation under federal and state statutes, which can lead to civil, criminal and/or administrative penalties and fines and agreements, such as a corporate integrity agreement, that materially restrict the manner in which ArTara promotes or distributes its product candidates. If ArTara does not lawfully promote its products once they have received regulatory approval, ArTara may become subject to such litigation and, if it is not successful in defending against such actions, those actions could have a material adverse effect on its business, financial condition and operating results and even result in having an independent compliance monitor assigned to audit ArTara's ongoing operations for a lengthy period of time.

ArTara's or third party's clinical trials may fail to demonstrate the safety and efficacy of its product candidates, or serious adverse or unacceptable side effects may be identified during their development, which could prevent or delay marketing approval and commercialization, increase ArTara's costs or necessitate the abandonment or limitation of the development of the product candidate.

        Before obtaining marketing approvals for the commercial sale of any product candidate, ArTara must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that such product candidate is both safe and effective for use in the applicable indication, and failures can occur at any stage of testing. Clinical trials often fail to demonstrate safety and are associated with side effects or have characteristics that are unexpected. Based on the safety profile seen in clinical testing, ArTara may need to abandon development or limit development to more narrow uses in which the side effects or other characteristics are less prevalent, less severe or more tolerable from a risk-benefit perspective. The FDA or an IRB may also require that ArTara suspend, discontinue, or limit clinical trials based on safety information. Such findings could further result in regulatory authorities failing to provide marketing authorization for the product candidate. Many pharmaceutical candidates that initially showed promise in early stage testing and which were efficacious have later been found to cause side effects that prevented further development of the drug candidate and, in extreme cases, the side effects were not seen until after the drug was marketed, causing regulators to remove the drug from the market post-approval.

        ArTara's regulatory strategy for TARA-002 requires first that it can demonstrate that TARA-002 is the same biologic substance as OK-432, which is currently manufactured in Japan and marketed in Japan and Taiwan by Chugai. In order to demonstrate comparability, ArTara plans to conduct studies using batches of OK-432 from Japan and batches of TARA-002 manufactured in the United States by its CMO. If ArTara can demonstrate comparability, it plans to engage with the FDA to seek its agreement to use OK-432's safety and efficacy data from clinical trials previously conducted by third parties for its BLA filing. There can be no assurances that ArTara's CMO will be able to produce a sufficiently comparable product or that the FDA will find such substances comparable or permit ArTara to use any of the data from prior clinical trials as part of the BLA filing for TARA-002.

ArTara may choose not to continue developing or commercializing any of its product candidates at any time during development or after approval, which would reduce or eliminate its potential return on investment for those product candidates.

        At any time, ArTara may decide to discontinue the development of any of its product candidates for a variety of reasons, including the appearance of new technologies that make its product obsolete, competition from a competing product or changes in or failure to comply with applicable regulatory requirements. If ArTara terminates a program in which it has invested significant resources, ArTara will not receive any return on its investment and it will have missed the opportunity to have allocated those resources to potentially more productive uses.

Healthcare reform measures could hinder or prevent the commercial success of ArTara's product candidates.

        The current presidential administration and certain members of the majority of the U.S. Congress have sought to repeal all or part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, "Affordable Care Act"), and implement a replacement program. For example, the so-called "individual mandate" was repealed as part of tax reform legislation adopted in December 2017, such that the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Code was eliminated beginning in 2019. In addition, litigation may prevent some or all of the Affordable Care Act legislation from taking effect. For example, on December 14, 2018, the U.S. District Court for the Northern District of Texas held that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the tax reform legislation, the remaining provisions of the Affordable Care Act are invalid as well. The impact of this ruling is stayed as it is appealed to the Fifth Circuit Court of Appeals. While the ruling will have no immediate effect, it is unclear how this decision, and subsequent appeals, if any, will impact the law. In 2019 and beyond, ArTara may face additional uncertainties as a result of likely federal and administrative efforts to repeal, substantially modify or invalidate some or all of the provisions of the Affordable Care Act. There is no assurance that the Affordable Care Act, as amended in the future, will not adversely affect ArTara's business and financial results.

        Additionally, in October 2018, the U.S. President proposed to lower Medicare Part B drug prices, in addition to contemplating other measures to lower prescription drug prices. While this proposal has not yet been enacted, ArTara expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for its product candidates if approved or additional pricing pressures.

        There are also calls to ban all direct-to-consumer advertising of pharmaceuticals, which would limit ArTara's ability to market its product candidates. The United States is in a minority of jurisdictions that allow this kind of advertising and its removal could limit the potential reach of a marketing campaign.

ArTara may also be subject to stricter healthcare laws, regulation and enforcement, and its failure to comply with those laws could adversely affect its business, operations and financial condition.

        Certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients' rights are and will be applicable to ArTara's business. ArTara is subject to regulation by both the federal government and the states in which it or its partners conduct business. The healthcare laws and regulations that may affect ArTara's ability to operate include: the federal Anti-Kickback Statute; federal civil and criminal false claims laws and civil monetary penalty laws; the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act; the Prescription Drug Marketing Act (for sampling of drug product among other things); the federal physician sunshine requirements under the Affordable Care Act; the Foreign Corrupt Practices Act as it applies to activities outside of the United States; the new federal Right-to-Try legislation; and state law equivalents of many of the above federal laws.

        Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of ArTara's business activities could be subject to challenge under one or more of such laws. In addition, recent healthcare reform legislation has strengthened these laws. For example, the recently enacted Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

        Achieving and sustaining compliance with these laws may prove costly. In addition, any action against ArTara for violation of these laws, even if ArTara successfully defends against it, could cause ArTara to incur significant legal expenses and divert its management's attention from the operation of its business and result in reputational damage. If ArTara's operations are found to be in violation of any of the laws described above or any other governmental laws or regulations that apply to ArTara, it may be subject to penalties, including administrative, civil and criminal penalties, damages, including punitive damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment or the curtailment or restructuring of its operations, and injunctions, any of which could adversely affect ArTara's ability to operate its business and its financial results.

ArTara intends to in-license and acquire product candidates and may engage in other strategic transactions, which could impact its liquidity, increase its expenses and present significant distractions to its management.

        ArTara's strategy is to in-license and acquire product candidates and it may engage in other strategic transactions. Additional potential transactions that ArTara may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require ArTara to incur non-recurring or other charges, may increase its near- and long-term expenditures and may pose significant integration challenges or disrupt its management or business, which could adversely affect its operations and financial results. Accordingly, there can be no assurance that ArTara will undertake or successfully complete any transactions of the nature described above, and any transaction that it does complete could harm its business, financial condition, operating results and prospects. ArTara has no current plan, commitment or obligation to enter into any transaction described above, and ArTara is not engaged in discussions related to additional partnerships.

ArTara's failure successfully to in-license, acquire, develop and market additional product candidates or approved products would impair its ability to grow its business.

        ArTara intends to in-license, acquire, develop and market additional products and product candidates. Because ArTara's internal research and development capabilities are limited, it may be dependent on pharmaceutical companies, academic or government scientists and other researchers to sell or license products or technology to it. The success of this strategy depends partly on ArTara's ability to identify and select promising pharmaceutical product candidates and products, negotiate licensing or acquisition agreements with their current owners, and finance these arrangements.

        The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing, sales and other resources, may compete with ArTara for the license or acquisition of product candidates and approved products. ArTara has limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into its current infrastructure. Moreover, ArTara may devote resources to potential acquisitions or licensing opportunities that are never completed, or ArTara may fail to realize the anticipated benefits of such efforts. ArTara may not be able to acquire the rights to additional product candidates on terms that it finds acceptable or at all.

        Further, any product candidate that ArTara acquires may require additional development efforts prior to commercial sale, including preclinical or clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, ArTara cannot provide assurance that any approved products that it acquires will be manufactured or sold profitably or achieve market acceptance.

Risks Related to ArTara's Dependence on Third Parties

ArTara expects to rely on collaborations with third parties for the successful development and commercialization of its product candidates.

        ArTara expects to rely upon the efforts of third parties for the successful development and commercialization of ArTara's current and future product candidates. The clinical and commercial success of ArTara's product candidates may depend upon maintaining successful relationships with third-party partners which are subject to a number of significant risks, including the following:

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  ArTara's partners' ability to execute their responsibilities in a timely, cost-efficient and compliant manner;

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  reduced control over delivery and manufacturing schedules;

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  price increases and product reliability;

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  manufacturing deviations from internal or regulatory specifications;

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  quality incidents;

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  the failure of partners to perform their obligations for technical, market or other reasons;

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  misappropriation of ArTara's current or future product candidates; and

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  other risks in potentially meeting ArTara's current and future product commercialization schedule or satisfying the requirements of its end-users.

        ArTara cannot assure you that it will be able to establish or maintain third-party relationships in order to successfully develop and commercialize its product candidates.

ArTara relies completely on third-party contractors to supply, manufacture and distribute clinical drug supplies for its product candidates, which may include sole-source suppliers and manufacturers; ArTara intends to rely on third parties for commercial supply, manufacturing and distribution if any of its product candidates receive regulatory approval; and ArTara expects to rely on third parties for supply, manufacturing and distribution of preclinical, clinical and commercial supplies of any future product candidates.

        ArTara does not currently have, nor does it plan to acquire, the infrastructure or capability to supply, store, manufacture or distribute preclinical, clinical or commercial quantities of drug substances or products. Additionally, ArTara has not entered into a long-term commercial supply agreement to provide it with such drug substances or products. As a result, ArTara's ability to develop its product candidates is dependent, and ArTara's ability to supply its products commercially will depend, in part, on ArTara's ability to obtain the APIs and other substances and materials used in its product candidates successfully from third parties and to have finished products manufactured by third parties in accordance with regulatory requirements and in sufficient quantities for preclinical and clinical testing and commercialization. If ArTara fails to develop and maintain supply and other technical relationships with these third parties, it may be unable to continue to develop or commercialize its products and product candidates.

        ArTara does not have direct control over whether its contract suppliers and manufacturers will maintain current pricing terms, be willing to continue supplying ArTara with APIs and finished products or maintain adequate capacity and capabilities to serve its needs, including quality control, quality assurance and qualified personnel. ArTara is dependent on its contract suppliers and manufacturers for day-to-day compliance with applicable laws and cGMPs for production of both APIs and finished products. If the safety or quality of any product or product candidate or component is compromised due to a failure to adhere to applicable laws or for other reasons, ArTara may not be able to commercialize or obtain regulatory approval for the affected product or product candidate successfully, and ArTara may be held liable for injuries sustained as a result.

        In order to conduct larger or late-stage clinical trials for its product candidates and supply sufficient commercial quantities of the resulting drug product and its components, if that product candidate is approved for sale, ArTara's contract manufacturers and suppliers will need to produce its drug substances and product candidates in larger quantities, more cost-effectively and, in certain cases, at higher yields than they currently achieve. If ArTara's third-party contractors are unable to scale up the manufacture of any of its product candidates successfully in sufficient quality and quantity and at commercially reasonable prices, or are shut down or put on clinical hold by government regulators, and ArTara is unable to find one or more replacement suppliers or manufacturers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality, and ArTara is unable to transfer the processes successfully on a timely basis, the development of that product candidate and regulatory approval or commercial launch for any resulting products may be delayed, or there may be a shortage in supply, either of which could significantly harm its business, financial condition, operating results and prospects.

        ArTara expects to continue to depend on third-party contract suppliers and manufacturers for the foreseeable future. ArTara's supply and manufacturing agreements, if any, do not guarantee that a contract supplier or manufacturer will provide services adequate for its needs. Additionally, any damage to or destruction of ArTara's third-party manufacturer's or suppliers' facilities or equipment, even by force majeure, may significantly impair its ability to have its products and product candidates manufactured on a timely basis. ArTara's reliance on contract manufacturers and suppliers further exposes it to the possibility that they, or third parties with access to their facilities, will have access to and may misappropriate ArTara's trade secrets or other proprietary information. In addition, the manufacturing facilities of certain of ArTara's suppliers may be located outside of the United States. This may give rise to difficulties in importing ArTara's products or product candidates or their components into the United States or other countries.

The manufacture of biologics is complex and ArTara's third-party manufacturers may encounter difficulties in production. If ArTara's CMO encounter such difficulties, the ability to provide supply of TARA-002 for clinical trials, ArTara's ability to obtain marketing approval, or its ability to obtain commercial supply of TARA-002, if approved, could be delayed or stopped.

        ArTara's has no experience in biologic manufacturing and does not own or operate, and it does not expect to own or operate, facilities for product manufacturing, storage and distribution, or testing. ArTara is completely dependent on CMOs to fulfill its clinical and commercial supply of TARA-002. The process of manufacturing biologics is complex, highly regulated and subject to multiple risks. Manufacturing biologics is highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions and higher costs. If microbial, viral or other contaminations are discovered at the facilities of ArTara's manufacturer, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials, result in higher costs of drug product and adversely harm its business. Moreover, if the FDA determines that ArTara's manufacturer is not in compliance with FDA laws and regulations, including those governing cGMPs, the FDA may deny BLA approval until the deficiencies are corrected or it replaces the manufacturer in its BLA with a manufacturer that is in compliance.

        In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with cGMPs, lot consistency and timely availability of raw materials. Even if ArTara obtains regulatory approval for TARA-002 or any future product candidates, there is no assurance that its manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If ArTara's manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, commercialization efforts would be impaired, which would have an adverse effect on ArTara's business, financial condition, results of operations and growth prospects. Scaling up a biologic manufacturing process is a difficult and uncertain task, and any CMO ArTara contracts may not have the necessary capabilities to complete the implementation and development process of further scaling up production, transferring production to other sites, or managing its production capacity to timely meet product demand.

Risks Related to ArTara's Financial Operations

The audit report of ArTara's independent registered public accounting firm expresses substantial doubt about ArTara's ability to continue as a going concern.

        The audit report from ArTara's independent registered public accounting firm expresses substantial doubt that it can continue as an ongoing business due to uncertainties that ArTara's cash flows generated from its operations will be sufficient to meet its current operating costs and ArTara's future financial statements may include a similar qualification about its ability to continue as a going concern.

ArTara's audited financial statements were prepared assuming that it will continue as a going concern and do not include any adjustments that may result from the outcome of this uncertainty.

        If ArTara is unable to meet its current operating costs, ArTara would need to seek additional financing or modify its operational plans. If ArTara seeks additional financing to fund its business activities in the future and there remains substantial doubt about its ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to ArTara on commercially reasonable terms or at all.

ArTara has identified material weaknesses in its internal control over financial reporting. If ArTara's internal control over financial reporting is not effective, it may not be able to accurately report its financial results or file its periodic reports in a timely manner, which may cause adverse effects on ArTara's business and may cause investors to lose confidence in its reported financial information and may lead to a decline in ArTara's stock price.

        Effective internal control over financial reporting is necessary for ArTara to provide reliable financial reports in a timely manner. In connection with the audits of ArTara's financial statements for the quarters ended June 30, 2019 and September 30, 2019, ArTara concluded that there were material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        If ArTara is unable to successfully remediate its material weaknesses or identify any future significant deficiencies or material weaknesses, the accuracy and timing of ArTara's financial reporting may be adversely affected, a material misstatement in its financial statements could occur, ArTara may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports, which may adversely affect its business and ArTara's stock price may decline as a result.

        In addition, even if ArTara remediates its material weaknesses, following the completion of this Merger, ArTara will be required to expend significant time and resources to further improve its internal controls over financial reporting, including by further expanding its finance and accounting staff to meet the demands that will be placed upon ArTara as a public company, including the requirements of the Sarbanes-Oxley Act. If ArTara fails to adequately staff its accounting and finance function to remediate its material weaknesses, or fails to maintain adequate internal control over financial reporting, any new or recurring material weaknesses could prevent ArTara's management from concluding its internal control over financial reporting is effective and impair ArTara's ability to prevent material misstatements in its financial statements, which could cause ArTara's business to suffer.

ArTara will need to raise additional financing in the future to fund ArTara's operations, which may not be available to it on favorable terms or at all.

        ArTara will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of TARA-002 and IV Choline Chloride in new indications or uses. ArTara's future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could significantly dilute stockholders' ownership interests or inhibit ArTara's ability to achieve its business objectives. If ArTara raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. Further, to the extent that ArTara raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest in the combined company will be diluted. In addition, any debt financing may subject ArTara to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If ArTara raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, ArTara may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if ArTara were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to ArTara or its stockholders.

ArTara expects its stock price to be highly volatile.

        The market price of ArTara's shares following the Merger could be subject to significant fluctuations. Market prices for securities of biotechnology and other life sciences companies historically have been particularly volatile subject even to large daily price swings. Some of the factors that may cause the market price of ArTara's shares to fluctuate include, but are not limited to:

  •
  the ability of the combined company to obtain timely regulatory approvals for TARA-002, IV Choline Chloride or future product candidates, and delays or failures to obtain such approvals;

  •
  failure of TARA-002 or IV Choline Chloride, if approved, to achieve commercial success;

  •
  issues in manufacturing TARA-002, IV Choline Chloride or future product candidates;

  •
  the results of current and any future clinical trials of TARA-002 or IV Choline Chloride;

  •
  failure of other ArTara product candidates, if approved, to achieve commercial success;

  •
  the entry into, or termination of, or breach by partners of key agreements, including key commercial partner agreements;

  •
  the initiation of, material developments in, or conclusion of any litigation to enforce or defend any intellectual property rights or defend against the intellectual property rights of others;

  •
  announcements of any dilutive equity financings;

  •
  announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

  •
  failure to elicit meaningful stock analyst coverage and downgrades of the company's stock by analysts; and

  •
  the loss of key employees.

        Moreover, the stock markets in general have experienced substantial volatility in our industry that has often been unrelated to the operating performance of individual companies or a certain industry segment. These broad market fluctuations may also adversely affect the trading price of the combined company's shares.

        In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company's profitability and reputation. In addition, such securities litigation often has ensued after a reverse merger or other merger and acquisition activity of the type engaged in here by ArTara with Proteon. Such litigation if brought could impact negatively the combined company's business.

The former Proteon stockholders may sell their shares of the combined company.

        Pursuant to the Merger Agreement, the stockholders of Proteon are not required to agree to restrictions on selling their stock. As such, the former Proteon stockholders may sell their stock of the combined company after the Merger, which could lead to a decline in the market value of ArTara's stock and could negatively impact future issuances of the combined company's equity securities.

The combined company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

        The combined company will incur significant legal, accounting and other expenses that ArTara did not incur as a private company, including costs associated with public company reporting and other SEC requirements. The combined company also will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new rules implemented by the SEC and Nasdaq. These rules and regulations are expected to increase the combined company's legal and financial compliance costs and to make some activities more time-consuming and costly. The combined company's executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations may also make it expensive for the combined company to operate its business.

The combined company is expected to take advantage of reduced disclosure and governance requirements applicable to smaller reporting companies, which could result in its common stock being less attractive to investors.

        Following the Merger, the combined company is expected to have a public float of less than $250 million and therefore will qualify as a smaller reporting company under the rules of the SEC. As a smaller reporting company, the combined company will be able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in its SEC filings. Decreased disclosures in the combined company's SEC filings due to its status as a smaller reporting company may make it harder for investors to analyze its results of operations and financial prospects. We cannot predict if investors will find the combined company's common stock less attractive if it relies on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile. The combined company may take advantage of the reporting exemptions applicable to a smaller reporting company until it is no longer a smaller reporting company, which status would end once it has a public float greater than $250 million. In that event, the combined company could still be a smaller reporting company if its annual revenues were below $100 million and it has a public float of less than $700 million.

The combined company does not anticipate paying any dividends in the foreseeable future.

        The current expectation is that the combined company will retain its future earnings to fund the development and growth of the company's business. As a result, capital appreciation, if any, of the shares of the combined company will be your sole source of gain, if any, for the foreseeable future.

If the combined company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.

        ArTara's ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. ArTara is highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay or prevent the successful development of ArTara's product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could impact negatively its ability to implement successfully its business plan. If ArTara loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The combined company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.

ArTara's ability to use its net operating loss carry-forwards to offset future taxable income may be subject to certain limitations.

        As of December 31, 2018, for U.S. federal and state income tax reporting purposes, ArTara has approximately $4.1 million of unused net operating losses ("NOLs") available for carry forward to future years. The 2018 federal and New York City NOLs may be carried forward indefinitely, but utilization will be subject to an annual deduction limitation of 80% of taxable income. These 2018 losses will not be allowed to be carried back. The 2018 state NOLs may be carried forward through the year 2037 and may be applied against future taxable income. The 2017 federal and New York City NOLs will begin to expire during the year ended December 31, 2037. It is possible that ArTara will not generate taxable income in time to use these loss carry-forwards before their expiration. ArTara's net operating loss carryforwards may also be subject to limitation as a result of prior shifts in equity ownership and/or the Merger. In addition, ArTara may experience ownership changes in the future as a result of offerings of stock of the combined company or subsequent shifts in its stock ownership, some of which are outside of its control. In that case, the ability to use net operating loss carry-forwards to offset future taxable income will be limited following any such ownership change.

ArTara may be adversely affected by natural disasters and other catastrophic events and by man-made problems such as terrorism that could disrupt its business operations, and its business continuity and disaster recovery plans may not adequately protect it from a serious disaster.

        ArTara's corporate office is located in New York, New York. If a disaster, power outage, computer hacking, or other event occurred that prevented ArTara from using all or a significant portion of an office, that damaged critical infrastructure, such as enterprise financial systems, IT systems, manufacturing resource planning or enterprise quality systems, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for it to continue its business for a substantial period of time. ArTara's contract manufacturer's and suppliers' facilities are located in multiple locations where other natural disasters or similar events, such as tornadoes, fires, explosions or large-scale accidents or power outages, or IT threats, could severely disrupt ArTara's operations and have a material adverse effect on its business, financial condition, operating results and prospects. In addition, acts of terrorism and other geo-political unrest could cause disruptions in ArTara's business or the businesses of its partners, manufacturers or the economy as a whole. All of the aforementioned risks may be further increased if ArTara does not implement a disaster recovery plan or its partners' or manufacturers' disaster recovery plans prove to be inadequate. To the extent that any of the above should result in delays in the regulatory approval, manufacture, distribution or commercialization of

TARA-002 or IV Choline Chloride, its business, financial condition, operating results and prospects would suffer.

ArTara's business and operations would suffer in the event of system failures, cyber-attacks or a deficiency in its cyber-security.

        Despite the implementation of security measures, ArTara's internal computer systems and those of its current and future CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber-terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While ArTara has not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in ArTara's operations, it could result in a material disruption of its development programs and its business operations. In addition, since ArTara sponsors clinical trials, any breach that compromises patient data and identities causing a breach of privacy could generate significant reputational damage and legal liabilities and costs to recover and repair, including affecting trust in the company to recruit for future clinical trials. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in ArTara's regulatory approval efforts and significantly increase its costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, ArTara's data or applications or inappropriate disclosure of confidential or proprietary information, ArTara could incur liability and the further development and commercialization of its products and product candidates could be delayed.

Risks Related to ArTara's Intellectual Property

ArTara may not be able to obtain, maintain or enforce global patent rights or other intellectual property rights that cover its product candidates and technologies that are of sufficient breadth to prevent third parties from competing against ArTara.

        ArTara's success with respect to its product candidates will depend, in part, on its ability to obtain and maintain patent protection in both the United States and other countries, to preserve its trade secrets and to prevent third parties from infringing on its proprietary rights. ArTara's ability to protect its product candidates from unauthorized or infringing use by third parties depends in substantial part on its ability to obtain and maintain valid and enforceable patents around the world.

        The patent application process, also known as patent prosecution, is expensive and time-consuming, and ArTara and its current or future licensors and licensees may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner in all the countries that are desirable. It is also possible that ArTara or its current licensors, or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, these and any of ArTara's patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of its business. Moreover, ArTara's competitors independently may develop equivalent knowledge, methods and know-how or discover workarounds to ArTara patents that would not constitute infringement. Any of these outcomes could impair ArTara's ability to enforce the exclusivity of its patents effectively, which may have an adverse impact on its business, financial condition and operating results.

        Due to legal standards relating to patentability, validity, enforceability and claim scope of patents covering pharmaceutical inventions, ArTara's ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions especially across countries. Accordingly, rights under any existing patents or any patents ArTara might obtain or license may not cover its product candidates or may not provide ArTara with sufficient protection for its product candidates to afford a sustainable commercial advantage against competitive products or processes, including those from branded, generic and over-the-counter pharmaceutical companies. In addition, ArTara cannot guarantee that any patents or other intellectual property rights will issue from any pending or future patent or other similar applications owned by or licensed to ArTara. Even if patents or other intellectual property rights have issued or will issue, ArTara cannot guarantee that the claims of these patents and other rights are or will be held valid or enforceable by the courts, through injunction or otherwise, or will provide ArTara with any significant protection against competitive products or otherwise be commercially valuable to ArTara in every country of commercial significance that ArTara may target.

        Competitors in the field of immunology and oncology therapeutics have created a substantial amount of prior art, including scientific publications, posters, presentations, patents and patent applications and other public disclosures including on the Internet. ArTara's ability to obtain and maintain valid and enforceable patents depends on whether the differences between its technology and the prior art allow its technology to be patentable over the prior art. ArTara does not have outstanding issued patents covering all of the recent developments in its technology and is unsure of the patent protection that it will be successful in obtaining, if any. Even if the patents do successfully issue, third parties may design around or challenge the validity, enforceability or scope of such issued patents or any other issued patents ArTara owns or licenses, which may result in such patents being narrowed, invalidated or held unenforceable. If the breadth or strength of protection provided by the patents ArTara holds or pursues with respect to its product candidates is challenged, it could dissuade companies from collaborating with ArTara to develop or threaten its ability to commercialize or finance its product candidates.

        The laws of some foreign jurisdictions do not provide intellectual property rights to the same extent or duration as in the United States, and many companies have encountered significant difficulties in acquiring, maintaining, protecting, defending and especially enforcing such rights in foreign jurisdictions. If ArTara encounters such difficulties in protecting or are otherwise precluded from effectively protecting its intellectual property in foreign jurisdictions, its business prospects could be substantially harmed, especially internationally.

        Proprietary trade secrets and unpatented know-how are also very important to ArTara's business. Although ArTara has taken steps to protect its trade secrets and unpatented know-how by entering into confidentiality agreements with third parties, and intellectual property protection agreements with officers, directors, employees, and certain consultants and advisors, there can be no assurance that binding agreements will not be breached or enforced by courts, that ArTara would have adequate remedies for any breach, including injunctive and other equitable relief, or that its trade secrets and unpatented know-how will not otherwise become known, inadvertently disclosed by ArTara or its agents and representatives, or be independently discovered by its competitors. If trade secrets are independently discovered, ArTara would not be able to prevent their use and if ArTara and its agents or representatives inadvertently disclose trade secrets and/or unpatented know-how, ArTara may not be allowed to retrieve this and maintain the exclusivity it previously enjoyed.

ArTara may not be able to protect its intellectual property rights throughout the world.

        Filing, prosecuting and defending patents on ArTara's product candidates does not guarantee exclusivity. The requirements for patentability differ in certain countries, particularly developing countries. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States, especially when it comes to granting use and other kinds of patents and what kind of enforcement rights will be allowed, especially injunctive relief in a civil infringement proceeding. Consequently, ArTara may not be able to prevent third parties from practicing its inventions in all countries outside the United States and even in launching an identical version of

ArTara's product notwithstanding ArTara has a valid patent in that country. Competitors may use ArTara's technologies in jurisdictions where it has not obtained patent protection to develop their own products, or produce copy products, and, further, may export otherwise infringing products to territories where ArTara has patent protection but enforcement on infringing activities is inadequate or where ArTara has no patents. These products may compete with ArTara's products, and ArTara's patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

        Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals, and the judicial and government systems are often corrupt, which could make it difficult for ArTara to stop the infringement of its patents or marketing of competing products in violation of its proprietary rights generally. Proceedings to enforce its patent rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its global patents at risk of being invalidated or interpreted narrowly and its global patent applications at risk of not issuing, and could provoke third parties to assert claims against it. ArTara may not prevail in any lawsuits that ArTara initiates or infringement actions brought against ArTara, and the damages or other remedies awarded, if any, may not be commercially meaningful when ArTara is the plaintiff. When ArTara is the defendant it may be required to post large bonds to stay in the market while it defends itself from an infringement action.

        In addition, certain countries in Europe and certain developing countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties, especially if the patent owner does not enforce or use its patents over a protracted period of time. In some cases, the courts will force compulsory licenses on the patent holder even when finding the patent holder's patents are valid if the court believes it is in the best interests of the country to have widespread access to an essential product covered by the patent. In these situations, the royalty the court requires to be paid by the license holder receiving the compulsory license is not calculated at fair market value and can be inconsequential, thereby disaffecting the patentholder's business. In these countries, ArTara may have limited remedies if its patents are infringed or if ArTara is compelled to grant a license to its patents to a third party, which could also materially diminish the value of those patents. This would limit its potential revenue opportunities. Accordingly, ArTara's efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that ArTara owns or licenses, especially in comparison to what it enjoys from enforcing its intellectual property rights in the Unites States. Finally, the company's ability to protect and enforce its intellectual property rights may be adversely affected by unforeseen changes in both U.S. and foreign intellectual property laws, or changes to the policies in various government agencies in these countries, including but not limited to the patent office issuing patents and the health agency issuing pharmaceutical product approvals For example, in Brazil, pharmaceutical patents require initial approval of the Brazilian health agency (ANVISA). Finally, many countries have large backlogs in patent prosecution, and in some countries in Latin America it can take years, even decades, just to get a pharmaceutical patent application reviewed notwithstanding the merits of the application.

Obtaining and maintaining ArTara's patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can, in many cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction just for failure to know about and/or timely pay a prosecution fee. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees in prescribed time periods, and failure to properly legalize and submit formal documents in the format and style the country requires. If ArTara or its licensors fail to maintain the patents and patent applications covering its product candidates for any reason, the company's competitors might be able to enter the market, which would have an adverse effect on ArTara's business.

If ArTara fails to comply with its obligations under its intellectual property license agreements, it could lose license rights that are important to its business. Additionally, these agreements may be subject to disagreement over contract interpretation, which could narrow the scope of its rights to the relevant intellectual property or technology or increase its financial or other obligations to its licensors.

        ArTara has entered into in-license arrangements with respect to certain of its product candidates. These license agreements impose various diligence, milestone, royalty, insurance and other obligations on ArTara. If ArTara fails to comply with these obligations, the respective licensors may have the right to terminate the license, in which event ArTara may not be able to develop or market the affected product candidate. The loss of such rights could materially adversely affect its business, financial condition, operating results and prospects. For more information about these license arrangements, see "Description of ArTara's Business—Collaborations and License Agreements."

If ArTara is sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay it from developing or commercializing its product candidates.

        ArTara's commercial success depends on its ability to develop, manufacture, market and sell its product candidates and use its proprietary technologies without infringing the proprietary rights of third parties. ArTara cannot assure that marketing and selling such candidates and using such technologies will not infringe existing or future patents. Numerous U.S.- and foreign-issued patents and pending patent applications owned by third parties exist in the fields relating to its product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that others may assert that its product candidates, technologies or methods of delivery or use infringe their patent rights. Moreover, it is not always clear to industry participants, including us, which patents and other intellectual property rights cover various drugs, biologics, drug delivery systems or their methods of use, and which of these patents may be valid and enforceable. Thus, because of the large number of patents issued and patent applications filed in ArTara's fields across many countries, there may be a risk that third parties may allege they have patent rights encompassing ArTara's product candidates, technologies or methods.

        In addition, there may be issued patents of third parties that are infringed or are alleged to be infringed by ArTara's product candidates or proprietary technologies notwithstanding patents ArTara may possess. Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing and because publications in the scientific literature often lag behind actual discoveries, ArTara cannot be certain that others have not filed patent applications for technology covered by its own and in-licensed issued patents or its pending applications. ArTara's competitors may have filed, and may in the future file, patent applications covering ArTara's own product candidates or technology similar to ArTara's technology. Any such patent application may have priority over ArTara's own and in-licensed patent applications or patents, which could further require ArTara to obtain rights to issued patents covering such technologies, which may mean paying significant licensing fees or the like. If another party has filed a U.S. patent application on inventions similar to those owned or in-licensed to us, ArTara or, in the case of in-licensed technology, the licensor may have to participate, in the United States, in an interference proceeding to determine priority of invention.

        ArTara may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that its product candidates or proprietary technologies infringe such third parties' intellectual property rights, including litigation resulting from filing under Paragraph IV of the Hatch-Waxman Act or other countries' laws similar to the Hatch-Waxman Act. These lawsuits could claim that there are existing patent rights for such drug, and this type of litigation can be costly and could adversely affect its operating results and divert the attention of managerial and technical personnel, even if ArTara does not infringe such patents or the patents asserted against ArTara is ultimately established as invalid. There is a risk that a court would decide that ArTara is infringing the third party's patents and would order ArTara to stop the activities covered by the patents. In addition, there is a risk that a court will order ArTara to pay the other party significant damages for having violated the other party's patents.

        Because ArTara relies on certain third-party licensors and partners and will continue to do so in the future, if one of its licensors or partners is sued for infringing a third party's intellectual property rights, ArTara's business, financial condition, operating results and prospects could suffer in the same manner as if ArTara were sued directly. In addition to facing litigation risks, ArTara has agreed to indemnify certain third-party licensors and partners against claims of infringement caused by ArTara's proprietary technologies, and ArTara has entered or may enter into cost-sharing agreements with some its licensors and partners that could require ArTara to pay some of the costs of patent litigation brought against those third parties whether or not the alleged infringement is caused by its proprietary technologies. In certain instances, these cost-sharing agreements could also require ArTara to assume greater responsibility for infringement damages than would be assumed just on the basis of its technology.

        The occurrence of any of the foregoing could adversely affect ArTara's business, financial condition or operating results.

ArTara may be subject to claims that its officers, directors, employees, consultants or independent contractors have wrongfully used or disclosed to ArTara alleged trade secrets of their former employers or their former or current customers.

        As is common in the biotechnology and pharmaceutical industries, certain of ArTara's employees were formerly employed by other biotechnology or pharmaceutical companies, including its competitors or potential competitors. Moreover, ArTara engages the services of consultants to assist ArTara in the development of ArTara's products and product candidates, many of whom were previously employed at, or may have previously been or are currently providing consulting services to, other biotechnology or pharmaceutical companies, including its competitors or potential competitors. ArTara may be subject to claims that these employees and consultants or ArTara has inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Although ArTara has no knowledge of any such claims being alleged to date, if such claims were to arise, litigation may be necessary to defend against any such claims. Even if ArTara is successful in defending against any such claims, any such litigation could be protracted, expensive, a distraction to its management team, not viewed favorably by investors and other third parties, and may potentially result in an unfavorable outcome.

Risks Related to Combined Company

        In determining whether you should vote approve the proposals contained in this proxy statement/prospectus/information statement, you should carefully read the following risk factors in addition to the risks described above.

The market price of the combined company's common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.

        The market price of the combined company's common stock following the Merger could be subject to significant fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the Proteon common stock to fluctuate include:

  •
  the ability of the combined company to obtain regulatory approvals for its product candidates, and delays or failures to obtain such approvals;

  •
  failure of any of the combined company's product candidates, if approved, to achieve commercial success;

  •
  failure by the combined company to maintain its existing third-party license and supply agreements;

  •
  failure by the combined company or its licensors to prosecute, maintain, or enforce its intellectual property rights;

  •
  changes in laws or regulations applicable to the combined company's product candidates;

  •
  any inability to obtain adequate supply of the combined company's product candidates or the inability to do so at acceptable prices;

  •
  adverse regulatory authority decisions;

  •
  introduction of new products, services or technologies by the combined company's competitors;

  •
  failure to meet or exceed financial and development projections the combined company may provide to the public;

  •
  failure to meet or exceed the financial and development projections of the investment community;

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  the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

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  announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

  •
  disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company's ability to obtain patent protection for its technologies;

  •
  additions or departures of key personnel;

  •
  significant lawsuits, including patent or stockholder litigation;

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  if securities or industry analysts do not publish research or reports about the combined company's business, or if they issue an adverse or misleading opinions regarding its business and stock;

  •
  changes in the market valuations of similar companies;

  •
  general market or macroeconomic conditions;

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  sales of its common stock by the combined company or its stockholders in the future;

  •
  trading volume of the combined company's common stock;

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  announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

  •
  adverse publicity generally, including with respect to other products and potential products in such markets;

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  the introduction of technological innovations or new therapies that compete with potential products of the combined company;

  •
  changes in the structure of health care payment systems; and

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  period-to-period fluctuations in the combined company's financial results.

        Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company's common stock.

        In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company's profitability and reputation.

        Additionally, a decrease in the stock price of the combined company may cause the combined company's common stock to no longer satisfy the continued listing standards of Nasdaq. If the combined company is not able to maintain the requirements for listing on Nasdaq, it could be delisted, which could have a materially adverse effect on its ability to raise additional funds as well as the price and liquidity of its common stock.

The combined company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

        The combined company will incur significant legal, accounting and other expenses that ArTara did not incur as a private company, including costs associated with public company reporting requirements. The combined company will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new implemented by the SEC and Nasdaq. These rules and regulations are expected to increase the combined company's legal and financial compliance costs and to make some activities more time consuming and costly. For example, the combined company's management team will consist of the executive officers of ArTara prior to the Merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations also may make it difficult and expensive for the combined company to obtain directors' and officers' liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the combined company's board of directors or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company's business or stock price to suffer.

Anti-takeover provisions in the combined company's charter documents and under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by the combined company stockholders to replace or remove the combined company management.

        Provisions in the combined company's certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. In addition, because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company voting stock from merging or combining with the combined company. Although Proteon and ArTara believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company's board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company's stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

The certificate of incorporation of the combined company will provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit its stockholders' ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees.

        The certificate of incorporation of the combined company will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on the combined company's behalf, any action asserting a breach of fiduciary duty owed by any of its directors, officers or other employees to the combined company or its stockholders, any action asserting a claim against it arising pursuant to any provisions of the DGCL, its certificate of incorporation or its bylaws, or any action asserting a claim against it that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits against the combined company and its directors, officers and other employees. If a court were to find the choice of forum provision contained in the certificate of incorporation to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions.

Proteon and ArTara do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

        The current expectation is that the combined company will retain its future earnings, if any, to fund the development and growth of the combined company's business. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company's common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

        Prior to the Merger, there had been no public market for ArTara common stock. An active trading market for the combined company's shares of common stock may never develop or be sustained. If an active market for its common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the combined company's stock price to decline.

        If existing stockholders of Proteon and ArTara sell, or indicate an intention to sell, substantial amounts of the combined company's common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined company could decline. Neither Proteon nor ArTara is able to predict the effect that sales may have on the prevailing market price of the combined company's common stock.

After completion of the Merger, certain investors in the private placement will have the ability to control or significantly influence certain matters submitted to the combined company's stockholders for approval.

        Upon the completion of the Merger and concurrent Private Placement, pursuant to the terms of the Private Placement, certain investors in the Private Placement will have consent rights over certain significant matters of the combined company's business. These include decisions to effect a merger or other similar transaction, changes to the principal business of the combined company, and the sale or other transfer of TARA-002 or other assets with an aggregate value of more than $2,500,000. As a result, these stockholders, acting together, will have significant influence over certain matters that require approval by the combined company's stockholders.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

        The trading market for the combined company's common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company's common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company's common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of proceeds from the Private Placement and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

        The combined company will have broad discretion over the use of proceeds from the Private Placement. You may not agree with the combined company's decisions, and its use of the proceeds may not yield any return on your investment. The combined company's failure to apply the net proceeds of the Private Placement effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the net proceeds from the Private Placement.

If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

        The combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, ArTara has never been required to test its internal controls within a specified period. This will require that the combined company incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expend significant management efforts. The combined company may experience difficulty in meeting these reporting requirements in a timely manner.

        The combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company's internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

        If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus/information statement contains statements regarding matters that are not historical facts and that are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These include statements regarding management's intentions, plans, beliefs, expectations or forecasts for the future, and, therefore, stockholders are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We use words such as "anticipates," "believes," "plans," "expects," "projects," "future," "intends," "may," "will," "should," "could," "estimates," "predicts," "potential," "continue," "guidance," and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Risks, uncertainties and other factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, risks and uncertainties detailed in the section titled "Risk Factors" beginning on page 31. The statements made in this proxy statement/prospectus/information statement regarding the following subject matters are forward-looking by their nature:

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  risks relating to the completion of the proposed transaction, including the need for Proteon's and ArTara's stockholder approval and the satisfaction of certain closing conditions;

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  the anticipated Private Placement to be completed as contemplated by the Merger Agreement;

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  estimates regarding the combined company's financial performance, including future revenue, expenses and capital requirements;

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  the combined company's expected cash position and ability to obtain financing in the future on satisfactory terms or at all;

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  expectations regarding the potential benefits of the proposed transaction;

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  expectations regarding the business and prospects of the combined company following the proposed transaction;

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  expectations regarding ArTara's plans to research, develop and commercialize its current and future product candidates, including TARA-002, and IV Choline Chloride;

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  expectations regarding the safety and efficacy of ArTara's product candidates;

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  expectations regarding the timing, costs and outcomes of ArTara's planned clinical trials;

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  expectations regarding potential market size;

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  expectations regarding the timing of the availability of data from ArTara's clinical trials;

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  expectations regarding the clinical utility, potential benefits and market acceptance of ArTara's product candidates;

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  expectations regarding ArTara's commercialization, marketing and manufacturing capabilities and strategy;

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  the implementation of the combined company's business model, strategic plans for its business, product candidates and technology;

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  expectations regarding ArTara's ability to identify additional products or product candidates with significant commercial potential;

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  developments and projections relating to the combined company's competitors and industry;

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  the ability of Proteon to remain listed on the Nasdaq Capital Market;

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  the impact of government laws and regulations;

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  the timing or likelihood of regulatory filings and approvals;

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  ArTara's ability to protect its intellectual property position;

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  the timing, approval and completion of the Merger and the final Exchange Ratio;

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  litigation relating to the Merger; and

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  realization of the anticipated benefits of the Merger.

        The preceding list is not intended to be an exhaustive list of all forward-looking statements in this proxy statement/prospectus/information statement. You should read this proxy statement/prospectus/information statement with the understanding that actual future results, levels of activity, performance and achievements may be materially different from what is currently expected. We qualify all of the forward-looking statements by these cautionary statements.

        There can be no assurance that the Merger or any other Contemplated Transaction described in this proxy statement/prospectus/information statement will in fact be completed in the manner described or at all. Any forward-looking statement speaks only as of the date on which it is made, and Proteon, ArTara and the combined company assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

 THE SPECIAL MEETING OF PROTEON'S STOCKHOLDERS

Date, Time and Place

        The Proteon special meeting will be held on                        , 2019, at the offices of Morgan, Lewis & Bockius, LLP located at One Federal Street, Boston, MA 02110 commencing at 9:00 am local time. Proteon is sending this proxy statement/prospectus/information statement to its common stockholders in connection with the solicitation of proxies by the Proteon Board for use at the Proteon special meeting and any adjournments or postponements of the Proteon special meeting. This proxy statement/prospectus/information statement is first being furnished to Proteon's common stockholders on or about                        , 2019.

Purpose of the Proteon Special Meeting

        The purpose of the Proteon special meeting is:

  1.
  Proposal No. 1 (Reverse Split). To consider and vote upon a proposal to approve an amendment to Proteon's sixth amended and restated certificate of incorporation to effect a reverse stock split of Proteon's common stock at a ratio within the range between 1-for-30 and 1-for-50, with such ratio to be mutually agreed upon by Proteon and ArTara prior to the Effective Time, such amendment in the form attached as Annex D to this proxy statement/prospectus/information statement.

  2.
  Proposal No. 2 (Nasdaq Listing Rules). To consider and vote upon a proposal to approve (i) the issuance of shares of Proteon capital stock pursuant to the Merger and the Private Placement, which collectively will represent (or be convertible into) more than 20% of the shares of Proteon common stock outstanding immediately prior to the Merger, and (ii) the change of control of Proteon resulting from the Merger and the Private Placement, pursuant to the Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

  3.
  Proposal No. 3 (Series A Preferred Automatic Conversion). To consider and vote upon a proposal to approve an amendment to Proteon's sixth amended and restated certificate of incorporation to effect the automatic conversion of all outstanding shares of Series A Preferred Stock of Proteon into shares of Proteon's common stock, without giving effect to any existing provision that limits the conversion rights of the Series A Preferred Stock (including, without limitation, the 9.985% beneficial ownership cap) immediately following the consummation of the Private Placement.

  4.
  Proposal No. 4 (EIP Amendment). To consider and vote upon a proposal to approve an amendment to the Proteon Amended and Restated 2014 Equity Incentive Plan to increase the number of shares of Proteon common stock available for issuance thereunder by                        (without giving effect to the Reverse Split), such amendment in the form attached as Annex E to this proxy statement/prospectus/information statement.

  5.
  Proposal No. 5 (Postponement or Adjournment of Special Meeting). To consider and vote upon a postponement or adjournment of the Proteon special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2,, 3, or 4.

        Proteon will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof. Proposal Nos. 1 through 5 described above are collectively the "Proteon Stockholder Matters," and Proposal Nos. 1 through 3 above are collectively the "Closing Proteon Stockholder Matters."

Recommendation of the Proteon Board

        The Proteon Board has unanimously determined that the Proteon Stockholder Matters are fair to, advisable for and in the best interests of Proteon and its stockholders. The Proteon Board recommends that Proteon's common stockholders vote "FOR" each of Proposal Nos. 1, 2, 3, 4, and 5.

Record Date and Voting Power

        Only holders of record of Proteon common stock at the close of business on the record date, November 12, 2019, are entitled to notice of, and to vote at, the Proteon special meeting. There were approximately                        holders of record of Proteon common stock at the close of business on the record date. At the close of business on the record date,                        shares of Proteon common stock were issued and outstanding. Each share of Proteon common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section titled "Principal Stockholders of Proteon" in this proxy statement/prospectus/information statement for information regarding persons known to Proteon's management to be the beneficial owners of more than 5% of the outstanding shares of Proteon common stock.

Voting and Revocation of Proxies

        The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the Proteon Board for use at the Proteon special meeting.

        If you are a stockholder of record of Proteon as of the record date referred to above, you may vote in person at the Proteon special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Proteon special meeting, Proteon urges you to vote by proxy to ensure your vote is counted. You may still attend the Proteon special meeting and vote in person if you have already voted by proxy. As a stockholder of record you may vote in any of the following ways:

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  to vote in person, attend the Proteon special meeting and Proteon will provide you a ballot when you arrive;

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  to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Proteon before the Proteon special meeting, Proteon will vote your shares of Proteon common stock as you direct on the proxy card; or

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  to vote by telephone or on the Internet, dial the number on the proxy card or voting instruction form or visit the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the Proteon number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern time on                        , 2019 to be counted.

        If your shares of Proteon common stock are held by your broker as your nominee, that is, in "street name," the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your shares of Proteon common stock. If you do not give instructions to your broker, your broker can vote your shares of Proteon common stock with respect to "routine" items but not with respect to "non-routine" items such as Proposal Nos. 2, 3 and 4, and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares. Routine items are proposals considered routine under certain rules applicable to brokers on which your broker may vote shares held in "street name" in the absence of your voting instructions. On non-routine items for which you do not give your broker instructions, your shares of Proteon common stock will be treated as "broker non-votes." Broker non-votes, if any, will be treated as shares that are present at the special meeting for purposes of determining whether a quorum exists and will have the same effect as votes against Proposal Nos. 2, 3 and 4.

        All properly executed proxies that are not revoked will be voted at the Proteon special meeting and at any adjournments or postponements of the Proteon special meeting in accordance with the instructions contained in the proxy. If a holder of Proteon common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted "FOR" Proposal No. 1 to approve an amendment to the sixth amended and restated certificate of incorporation of Proteon effecting the Reverse Split; "FOR" Proposal No. 2 to approve the issuance of Proteon capital stock pursuant to the Merger and the Private Placement and the change of control resulting from the Merger and the Private Placement; "FOR" Proposal No. 3 to approve an amendment to the sixth amended and restated certificate of incorporation of Proteon effecting the Series A Preferred Automatic Conversion; "FOR" Proposal No. 4 to approve the EIP Amendment; and "FOR" Proposal No. 5 to approve the postponement or adjournment of the Proteon special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4 in accordance with the recommendation of the Proteon Board.

        Proteon's common stockholders of record, other than those Proteon stockholders who have executed voting agreements, may change their vote at any time before their proxy is voted at the Proteon special meeting in one of three ways. First, a stockholder of record of Proteon can send a written notice to the Secretary of Proteon stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Proteon can submit new proxy instructions either on a new proxy card or by telephone or via the Internet. Third, a stockholder of record of Proteon can attend the Proteon special meeting and vote in person. Attendance alone will not revoke a proxy. If a Proteon stockholder who owns shares of Proteon common stock in "street name" has instructed a broker to vote its shares of Proteon common stock, the stockholder must follow directions received from its broker to change those instructions.

Required Vote

        The presence, in person or represented by proxy, at the Proteon special meeting of the holders of a majority of the shares of Proteon common stock outstanding and entitled to vote at the Proteon special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Proposal Nos. 1 and 3 requires the affirmative vote of holders of a majority of Proteon common stock having voting power outstanding on the record date for the Proteon special meeting. Approval of Proposals Nos. 2, 4 and 5 requires the affirmative vote of a majority of the shares of Proteon common stock present in person or represented by proxy at the Proteon special meeting and entitled to vote thereupon.

        Votes will be counted by the inspector of election appointed for the Proteon special meeting, who will separately count "FOR" and "AGAINST" votes, abstentions and broker non-votes. Abstentions and broker non-votes (if applicable) will be counted towards the vote total and will have the same effect as "AGAINST" votes for all Proposals 1 through 5 and will be used to determine whether a quorum is present at the Proteon special meeting.

        Each of Proposal Nos. 1, 2 and 3 is a condition to the consummation of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3. Proposal No. 4 is not a condition to the consummation of the Merger. Proposal Nos. 1, 2 and 3 are not conditioned on Proposal No. 4 being approved.

        As of September 30, 2019, the directors and executive officers of Proteon and other stockholders who signed voting agreements beneficially owned approximately 17.64% of the outstanding shares of Proteon common stock entitled to vote at the Proteon special meeting. Pursuant to the voting agreements, each such director, executive officer and other signatory stockholder has agreed to be present (in person or by proxy) at the Proteon special meeting to vote all shares of Proteon common stock owned by him, her or it as of the record date in favor of Proposal Nos. 1, 2 and 3. Additionally, each such stockholder has agreed, solely in his, her or its capacity as a stockholder of Proteon, to vote against any competing acquisition proposal and any action, proposal or transaction that would reasonably be expected to result in a material breach of the voting agreement. As of September 30, 2019, Proteon is not aware of any affiliate of ArTara owning any shares of Proteon common stock entitled to vote at the Proteon special meeting.

Solicitation of Proxies

        In addition to solicitation by mail, the directors, officers, employees and agents of Proteon may solicit proxies from Proteon's common stockholders by personal interview, telephone, telegram or otherwise. Proteon and ArTara will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Proteon common stock for the forwarding of solicitation materials to the beneficial owners of Proteon common stock. In addition, Proteon has engaged Georgeson LLC, a proxy solicitation firm, to solicit proxies from Proteon's common stockholders for a fee of $12,500 plus costs associated with solicitation campaigns. Proteon will also reimburse Georgeson LLC for reasonable out-of-pocket expenses. Proteon will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Other Matters

        As of the date of this proxy statement/prospectus/information statement, the Proteon Board does not know of any business to be presented at the Proteon special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Proteon special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

        This section and the section titled "The Merger Agreement" in this proxy statement/prospectus/information statement describe the material aspects of the Merger, including the Merger Agreement. While Proteon and ArTara believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus/information statement for a more complete understanding of the Merger and the Merger Agreement, including the Merger Agreement attached as Annex A, the fairness opinion of H.C. Wainwright & Co., LLC ("Wainwright") attached as Annex B, and the other documents to which you are referred herein. See the section titled "Where You Can Find More Information" in this proxy statement/prospectus/information statement.

Background of the Merger

        The terms of the Merger Agreement are the result of extensive arm's-length negotiations between members of the management team of Proteon and the management team of ArTara, along with their respective advisors, and under the guidance of each company's board of directors. Proteon followed a careful process assisted by experienced outside financial and legal advisors to rigorously examine potential transactions and transaction candidates through broad outreach to life sciences companies and a thorough process of evaluation of prospective strategic partners. The following is a summary of the background of the events leading up to the decision by Proteon to engage in a strategic transaction, the process undertaken by Proteon to identify and evaluate prospective merger partners, and the negotiation of the Merger Agreement with ArTara.

        On March 28, 2019, following a rigorous review of the available data, Proteon announced top-line results from PATENCY-2, its Phase 3 clinical trial of investigational vonapanitase in patients with chronic kidney disease, or CKD, undergoing creation of a radiocephalic fistula for hemodialysis. The PATENCY-2 clinical trial had two co-primary endpoints and statistical significance was not achieved on either endpoint. The PATENCY-2 clinical trial was the second of two randomized, double-blind Phase 3 trials, comparing investigational vonapanitase to placebo in which the primary endpoint was not statistically significant. Following this announcement and an extensive review of the available data from the PATENCY-2 Phase 3 clinical trial, Proteon's management and the Proteon Board engaged in discussions relating to potential measures to preserve its cash while maximizing stockholder value.

        On April 4, 2019, the Proteon Board voted to establish the Strategic Advisory Committee, consisting of directors Garen Bohlin, John Freund and Paul Hastings. The purpose of the Strategic Advisory Committee was to provide additional board oversight and assistance to Proteon's management in completing a review of Proteon's strategic options.

        The strategic review would include the evaluation of all reasonable options to maximize value for Proteon's stockholders, including the viability of advancing vonapanitase for the indication of vascular access, the possibility of developing vonapanitase for the treatment of peripheral artery disease, or PAD, based on results from a Phase 1 clinical trial applying vonapanitase as an adjunct to angioplasty in patients suffering from PAD, and on preliminary results from a second Phase 1 clinical trial applying vonapanitase as an adjunct to angioplasty for patients suffering from PAD, the potential sale of Proteon's vonapanitase technology platform, possible business combinations with other life science companies, liquidating Proteon and distributing any remaining cash to stockholders, and a reverse merger with a privately-held healthcare-related company, with Proteon's stock being the consideration in the transaction. The attractiveness of the last potential option based upon the Proteon common stock trading price was supported by the lack of value that the marketplace appeared to assign to Proteon's remaining non-cash assets and the value that Proteon's public listing and cash might have to a high-quality merger candidate seeking to advance its own clinical programs. Further, a reverse merger transaction of this kind could provide Proteon's stockholders with a meaningful stake in a combined company possessing both promising clinical prospects and the means to pursue them, establishing the opportunity for long-term value creation for Proteon's stockholders. In parallel to this effort, Proteon continued with a rigorous review of, and performed significant analysis on, the available data from PATENCY-2 Phase 3 clinical trial, including an analysis of the clinical trial logistics that could have impacted the trial's result.

        In addition, at the time, there were many clinical-stage life sciences companies seeking to access the public markets for their securities. As a result, the Strategic Advisory Committee believed that high-quality private life sciences companies could be actively seeking business combinations with a company like Proteon, and that Proteon had an opportunity to deliver value to its stockholders in this manner if it could identify and select a suitable merger partner in a timely manner and manage its cash and other resources accordingly. For these reasons, the Proteon Board focused its efforts on a search to identify such merger partners. Initial search efforts started with suggestions as to potential merger partners from various investment bankers and other sources, and the process evolved into a systematic, thorough review once Proteon formally engaged an investment banking firm to conduct a broad market evaluation, as described below.

        During early April 2019, Proteon's management engaged in discussions with multiple investment banking firms regarding a potential engagement to assist Proteon in conducting a broad strategic review. Such discussions included a review and negotiation of the financial terms proposed by each of the investment banks for the services offered, including, without limitation, the fees for the services being offered, the timing of paying such fees, the timing of providing a fairness opinion, the termination provisions, and the timing of being paid after termination. On April 5, 2019, a summary of management's discussions with certain investment banking firms interested in assisting Proteon was communicated to the Strategic Advisory Committee. On April 8, 2019 and based on these communications with members of the Strategic Advisory Committee and a thorough review of data from the PATENCY-2 Phase 3 clinical trial, Proteon signed the engagement letter with Wainwright in light of their strength of experience with recent reverse merger transactions involving life science companies, as well as the competitiveness of their fee.

        On April 11, 2019, a regularly scheduled, in-person meeting of the Proteon Board was held, which representatives from Proteon's management, and Morgan, Lewis & Bockius LLP, or Morgan Lewis, outside legal counsel to Proteon, attended. The purpose of this meeting was to provide an update on, among other things, the state of Proteon's business, including a further review of the results of the PATENCY-2 Phase 3 clinical trial, Proteon's Phase 1 clinical trial for PAD, a planned amendment to Proteon's Annual Report filed on Form 10-K due to an expected delay in filing Proteon's proxy statement for the 2019 Annual Meeting of Stockholder, Proteon's projected cash runway, and possible reverse merger transaction or liquidation options, and to engage in a discussion as to the optimal composition of the Proteon Board and its committees. Timothy Noyes, Proteon's President and Chief Executive Officer, explained the risks inherent to Proteon's current stand-alone strategy, including a lack of near-term catalysts combined with a need for a significant fundraising in 2019. Mr. Noyes then described and obtained approval of management's proposal for a revised corporate strategy, including cost-cutting measures to preserve cash and the further exploration of strategic alternatives.

        On April 15, 2019, Proteon announced that the Proteon Board had decided to explore all strategic alternatives for Proteon and to reduce its employee headcount and spending on operations in order to preserve its cash resources. In the same press release on April 15, 2019, Proteon also announced it had retained Wainwright as its financial advisor to assist in the strategic review process.

        Wainwright was engaged to provide financial advisory services, including conducting a broad market search to identify and reach out to suitable merger partners. Wainwright recommended a two-step strategic review process, with an initial phase involving Wainwright issuing a process letter to parties to solicit non-binding initial indications of interest, with such indications of interest summarizing the proposed merger partner's business plan, proposed ownership split of the combined company, estimated financing needs and other matters. Following the receipt of indications of interest, Proteon's management, with assistance from the Proteon Board, would then review the indications of interest to focus on selecting a subset of candidates to progress to the next round of consideration. This next round would include presentations, in-person when possible, by the management teams of the subset of merger candidates to members of Proteon's management, due diligence reviews of each party's business, and refinement of the indications of interest. Thereafter, the Proteon Board could select a handful of potential finalists with which to negotiate a definitive merger agreement.

        Following the Board meeting on April 11, 2019 and the public announcement on April 15, 2019, Wainwright initiated a process of broad outreach to potential merger candidates, including companies that were believed to be considering going public through an initial public offering, companies that had recently completed financing rounds with known crossover investors, companies that might be considering financing rounds with known crossover investors, and companies that were pursuing the development of product candidates in therapeutic areas garnering significant attention from life science investors. As part of this process, outreach was completed to a total of 49 companies. Wainwright asked that proposals to merge with Proteon be submitted by May 10, 2019.

        On May 8, 2019, Proteon filed its quarterly report for the period ending March 31, 2019 on Form 10-Q and announced that, as part of its strategic review process, Proteon would be terminating by the end of May all but a handful of employees and taking other measures to reduce operating expenses and preserve its cash resources.

        By mid-May 2019, 26 preclinical and clinical companies, including ArTara, had signed a confidential disclosure agreement, which did not contain a standstill provision, with Proteon expressing their interest in learning more about a transaction with Proteon. These companies' preclinical and clinical programs were focused on a variety of indications and markets. Proteon's management, along with representatives from Wainwright, reviewed each of these possible merger partners in detail and evaluated the candidates based on a number of factors, including their profiles and the criteria noted above.

        On May 21, 2019, a telephonic meeting of the Strategic Advisory Committee was held, at which a representative from Wainwright and Proteon management reviewed the proposals that had been received from potential merger partners and discussed the process to date. Representatives of Wainwright discussed the status of outreach efforts, noting Wainwright's outreach to 49 companies, that 26 of these companies had signed confidentiality agreements and that Proteon had received proposals from 15 of these companies. They also discussed the outreach Wainwright had made to other third parties with knowledge of the industry and potential transaction opportunities, such as venture capital firms, institutional investors, consultants, lawyers, bankers and investor relations firms, to determine whether those other third parties could recommend any potential transaction partners for Proteon. The Wainwright representatives discussed the approach that Wainwright and Proteon had followed in evaluating the proposals and proposed selection criteria. Wainwright provided the Proteon Board with a list of the 15 companies that provided proposals to Proteon and identified for the Strategic Advisory Committee the four companies, including ArTara, that had been identified by Proteon management, in consultation with Wainwright, as potential finalists, as well as, one other private biopharmaceutical company ("Company A") that had been identified as an alternate to the finalists. Proteon management, with Wainwright's assistance, summarized the proposals and clinical programs of ArTara, the other three primary companies, each privately-held biopharmaceutical companies (each referred to herein as "Company B", "Company C" and "Company D", respectively), and Company A as an alternate to these four companies, and presented a comparison of each with respect to the financial terms proposed, approximate valuation, estimate of cash on hand, approximate cash burn rate, status of clinical development and lead indication, and next clinical milestone. ArTara, Company A, Company B, Company C and Company D focused on a variety of indications, and their initial proposals offered

Proteon's stockholders post-closing stock ownership percentages ranging from 4% to 20% in the combined entities. Specifically, ArTara's initial proposal assigned a value of $12 million for Proteon, $60 million for ArTara, and included a $40 million round of financing to be closed concurrent with a merger closing, which resulted in a post-closing ownership percentage of 10.7% for Proteon's current stockholders, 53.6% for ArTara's current stockholders and 35.7% for the investors in the $40 million financing round. Other terms of ArTara's proposal covered the need to complete diligence on Proteon, finalize Board representation by Proteon in the combined company, the timeline to a merger closing, the desire to change the company name from Proteon to ArTara, and other customary conditions. Company A's initial proposal assigned a value of $17.0 million for Proteon and $150.0 million for Company A, but did not include any financing proposal, which resulted in a post-closing ownership percentage of 10.2% for Proteon's current stockholders and 89.8% for Company A's current stockholders. Company B's initial proposal assigned a value of $10.0 million for Proteon and $190.0 million for Company B, included a proposed $40 million financing but without any details or investor names, which resulted in a post-closing ownership percentage of 4.2% for Proteon's current stockholders, 79.2% for Company B's current stockholders and 16.6% for the investors in the $40.0 million financing. Company C's initial proposal assigned a value of $10.0 million for Proteon and $144.0 million for Company C, but did not include any financing proposal, which resulted in a post-closing ownership percentage of 6.0% for Proteon's current stockholders and 94.0% for Company C's current stockholders. Company D's initial proposal did not assign a value for Proteon or for Company D and did not include any financing proposal. However, Company D's proposal assigned a post-closing ownership percentage of 20% for Proteon's current stockholders and 80% for Company D's current stockholders. The Strategic Advisory Committee agreed with management's assessment of the companies that provided proposals to Proteon, including the identification of ArTara, Company B, Company C, and Company D as finalists, with Company A as an alternative to the finalists.

        Later in May and throughout June 2019, Proteon management had discussions with each of ArTara, Company A, Company B, Company C and Company D. These discussions addressed specifics regarding their proposals to Proteon, including proposed valuation, financing plans and relative post-closing and/or post-financing stock ownership percentages for Proteon as well as additional due diligence or other follow-up questions to Proteon management's prior conversations with each company. Additionally, during this time, Company B requested, and was granted, access to Proteon's electronic data room and, in turn, granted Proteon with access to Company B's electronic data room.

        On June 3, 2019, Company C notified Wainwright that it was no longer interested in pursuing this opportunity.

        In June and into July 2019, four additional privately-held biopharmaceutical companies (referred to herein as "Company E", "Company F", "Company G" and "Company H", respectively) were introduced to Proteon as potential merger partners. Given the prospects of the merger candidates' clinical programs and their respective strong management teams, Proteon signed confidentiality agreements, which did not contain standstill provisions, with each of these four additional companies and subsequently received preliminary oral proposals from each later in July 2019. Proteon management, in consultation with Wainwright, determined that each of these four companies would need to close on a financing prior to, or concurrent with, a reverse merger transaction closing.

        On June 13, 2019, Proteon's management held an in-person meeting with the financial advisors for Company G. The meeting covered a range of topics including the status of additional fundraising efforts by Company G, the finalization of all intellectual property to be part of the transaction, and the desire of Company G to merge with a public company that had an existing management team ready to move the combined company forward. At the end of the meeting, it was decided that the financial advisors to Company G would send additional materials to Proteon's management and that both sides would think about ways to address some of the issues identified during the discussion and get back in touch in the coming weeks. No written proposal was ever received from Company G.

        On June 26, 2019, a regularly scheduled, in-person meeting of the Proteon Board was held, which representatives from Proteon's management and Morgan Lewis attended. At the meeting, topics discussed included Proteon's projected cash runway, the possible reverse merger candidates, including ArTara, the financial strength of each potential merger partner, the status of and timetable associated with the completion of financing by each of the potential merger partners that Proteon management had determined needed to complete a financing prior to a merger closing, the status of negotiations with each of the potential merger partners concerning a merger agreement and the possible timeline to signing a definitive merger agreement with each of the potential merger partners, and a possible timeline to closing a transaction with each of the potential merger partners. There was consensus on the part of the Proteon Board, and Proteon management, based in part on recommendations given by Wainwright to Proteon management and based on the candidates' potential for securing financing, potential to and timing for closing a merger transaction with Proteon, and potential financial benefit to Proteon's stockholders, that Proteon's stockholders could potentially benefit equally in a merger with ArTara or one of the other two leading candidates. Therefore, the Proteon Board agreed that the first company of the three leading candidates to secure additional funding from respected dedicated healthcare investors should be aggressively pursued to see if an attractive transaction could be structured.

        On July 1, 2019, Proteon informed Company G that the issues identified in the June 13, 2019 meeting were not solvable from Proteon's perspective and that Proteon was no longer considering Company G as a potential merger partner.

        In July, Company E and Company F were given access to Proteon's electronic data room. Proteon did not receive access to either of Company E's or Company F's electronic data rooms at this time as neither company had provided Proteon with a written proposal for a potential transaction.

        On July 25, 2019, Proteon management updated the Proteon Board as to progress made since the June 26, 2019 Proteon Board meeting. The update identified ArTara and two other leading candidates, Company A and Company B, and three alternative candidates, Company E, Company F and Company H, with whom to potentially merge. None of the alternative candidates, Company E, Company F and Company H, had submitted written proposals to Proteon at this time, but had indicated to Proteon management that they might do so in the near future. Additionally, Proteon management updated the Proteon Board that Company D had not submitted a revised proposal and therefore, Proteon management recommended removing Company D from the list of companies actively being considered and the Proteon Board agreed. All six remaining potential merger partners needed additional funding and each management team indicated they were working to secure a term sheet from healthcare investors at which time they would provide a revised and/or written proposal to Proteon.

        Before and after the update to the Proteon Board in late July, Proteon management, together with representatives of Wainwright, engaged, and continued to engage, in extensive discussions regarding the benefits and drawbacks of each of the three leading candidates, ArTara, Company A and Company B, and the additional diligence needed to be gathered with two of the alternative candidates, Company E and Company F.

        On August 1, 2019, a telephonic call was held among Proteon management, Wainwright, Company H, and Company H's investment bank representatives. The purpose of the meeting was for the management team of Company H to present their corporate slide deck to Proteon management. While the research and development efforts ongoing at Company H were very interesting, it was identified in the discussion that Company H required additional funding prior to closing a merger. Proteon and Company H had signed a confidential agreement, which did not contain a standstill provision, on July 22, 2019.

        On August 7, 2019, Proteon filed its quarterly report for the period ending June 30, 2019 on Form 10-Q. Expenses for the second quarter were less than in the first quarter and headcount had been reduced to three employees at the time of filing its Form 10-Q. In addition, Company H submitted a written proposal to Proteon which included a valuation for Proteon of $13.5 million, a valuation for Company H of $161.5 million and a $20 million round of financing to be invested concurrent with the merger closing. This proposal would result in Proteon's ownership percentage to be equal to 6.9% of the combined company when including the $20 million financing. The proposal also contained warrants to be issued to the investors as well as an adjustment downward in the pre-money valuation for the investors in the $20 million financing should Proteon's stock price be lower at the time of the merger closing or 45 days after the merger closing.

        On August 8, 2019, Proteon spoke with one of the financial advisors to Company H about their prior proposal to merge and the associated financing term sheet for the transaction. During the call, Proteon communicated aspects of the merger terms and associated financing terms that were not optimal, which included the investor's ability to have a downward adjustment in the pre-money valuation. Additionally, during the discussion, Company H's financial advisors indicated how many potential investors had signed confidentiality and non-disclosure agreements and were conducting diligence with access to Company H's electronic data room. The financial advisor to Company H responded to Proteon's questions and indicated that they would speak with their client that day about Proteon's concerns with the financing term sheet. Later that day, Proteon received a revised proposal from Company H that contained a funding term sheet with revisions.

        On August 12, 2019, Proteon received the first revised proposal from ArTara since ArTara's initial proposal in mid-May. This revised proposal assigned a value of $8.7 million for Proteon, $35 million for ArTara, and included a $40 million round of financing to be closed concurrent with a merger closing, which resulted in a post-closing ownership percentage of 10.4% for Proteon's current stockholders, 41.8% for ArTara's current stockholders and 47.8% for the investors in the $40 million financing round. This was a reduction in Proteon's valuation from $12 million down to $8.7 million and a corresponding reduction in pro forma percentage ownership for Proteon from 10.7% down to 10.4%. In addition, this revised proposal for the first time contained a detailed $40 million funding term sheet. The next day a telephonic meeting was held among ArTara management, Proteon management, and representatives from the lead investor. During the telephonic call, questions were asked by Proteon management and Wainwright of the representatives from the lead investor as to the extent of their diligence of ArTara and what diligence remained to be completed by the lead investor. In addition, Proteon management asked questions about the terms of ArTara's proposal and the associated funding term sheet as well as pre-money valuations for ArTara and for Proteon that might be more acceptable to the Proteon Board and ultimately approved by Proteon's stockholders.

        On August 13, 2019, Proteon gave ArTara management team access to its electronic data room and requested access to ArTara's electronic data room. ArTara indicated their data room would be ready soon and Proteon would be granted access.

        On August 16, 2019, Proteon received a revised proposal from ArTara, which included a revised $42.5 million funding term sheet for consideration. The value assigned to Proteon was $7.25 million, down from $8.7 million, and corresponded to a percentage ownership for Proteon of the combined company remaining unchanged at 10.4% when including the higher financing amount. The value for ArTara had dropped to $20 million, which equated to a 28.7% of the combined company post-closing. Additional changes in the proposal included a requirement that Proteon's Series A shares outstanding be converted to common stock concurrent with the merger closing and the allocation between preferred stock and common stock of the $42.5 million of additional funding in Proteon. The same day, Proteon management also received a revised proposal and associated funding term sheet from Company H. Company H revised its proposal to value Proteon at $12.5 million, which resulted in a 6.4% ownership of the combined company after including the $20 million financing. This was down from $13.5 million and 6.9% in Company H's initial proposal. The term sheet for the $20 million financing was revised to provide Proteon investors the ability to receive additional shares of Proteon's stock should the valuation of the combined company be below $195 million 45 days after the merger closes. In addition, the revised proposal still included the issuance of warrants to purchase Proteon stock up to five years after the merger closed.

        On August 19, 2019, a telephonic call was held with the Proteon Board, Proteon management and Proteon's law firm, Morgan Lewis, to discuss the proposals submitted by ArTara and Company H. The Proteon Board and Proteon management were in favor of advancing discussions and diligence efforts with ArTara, as well as two other candidates, Company B and Company H. The Proteon Board and Proteon's management designated each of Company A, Company E, and Company F as back-ups, due primarily to their lack of investor financing with their merger proposal, for potential further evaluation if the discussions with ArTara, Company B and Company H did not work out. At this time, Company B did not have a financing commitment from a lead investor and had indicated to Proteon management that it would not update its proposal to Proteon until such time. ArTara was considered to be a highly attractive merger candidate in that it appeared to offer a differentiated approach for treating two orphan diseases, Lymphatic Malformations and Intestinal Failure Associated Liver Disease, or IFALD. In particular, its lead programs were viewed as having promising clinical results, supportive of entering late-stage Phase 2 or Phase 3 clinical trials for indications in each Lymphatic Malformations and for IFALD. The Board noted that important regulatory decisions by FDA were anticipated in the first half of 2020 and that important clinical data readouts were anticipated in 2022 along with a potential regulatory approval by FDA in 2022 for Lymphatic Malformations. These anticipated readouts were further regarded as representing potential opportunities for significant value creation, if the results were positive. In addition, the Board viewed ArTara favorably because it was perceived to have a highly experienced management team that was capable of operating a publicly traded company immediately upon the closing of a transaction, as well as top tier investors who could potentially support additional investment in ArTara to further its programs.

        Company B's lead clinical program also made it a highly attractive merger partner based on its Phase 2 data and ongoing Phase 3 clinical trial in an indication potentially representing a significant opportunity with high unmet, all of which could be favorably received by the public markets. While Company B also was viewed as having the potential to secure a substantial concurrent investment from outside investors, Company B had been promising Proteon management since early June that a signed financing term sheet was likely coming within the next couple weeks. As of August 19, 2019, Company B still did not have a signed financing term sheet. Similarly, Company H controlled assets with the potential for application in several rare dermatological diseases. In particular, one of the assets had previously received regulatory approval but with an inferior formulation, and thus was perceived to have a lower risk in its clinical and regulatory development pathway from an efficacy and safety perspective. Company H was also believed to have a strong, recognizable management team but had an inferior financing term sheet to support Company H's merger proposal.

        On August 26, 2019, Proteon management held a telephonic call with Jesse Shefferman, the Chief Executive Officer of ArTara, to discuss the ongoing negotiations in finalizing a term sheet to exclusively negotiate a merger agreement. Proteon management expressed concern with the 45-day exclusivity period in the term sheet and proposed 10-15 days as more appropriate for exclusivity. In addition, Proteon management asked about the timing of ArTara's 2017 and 2018 audited financial statements, which were expected to be sent to ArTara's auditors shortly and to be complete prior to the end of September, as they would be a gating item to filing a registration statement or proxy statement with the SEC.

        Later on August 26, 2019, Proteon management held a telephonic call with the CEO of Company B regarding the status and timing of a signed funding term sheet to support Company B's merger proposal. Proteon management learned that, while close, Company B had still not obtained a financing term sheet to support its proposal.

        That same day, discussions were held by telephone between representatives of Proteon and ArTara regarding the draft of the term sheet, including with regard to the exclusivity period, the value to be applied for Proteon's Nasdaq listing and expected cash to be held by Proteon at the time of a merger closing.

        On August 27, 2019, outside legal counsel to ArTara, Cooley LLP, or Cooley, were granted access to Proteon's electronic data room with additional diligence materials added over the following weeks. By this time, Proteon had access to ArTara's electronic data room.

        On August 28, 2019, Proteon's management circulated a revised draft of the term sheet to ArTara, including clarifications discussed earlier in the week with ArTara. The changes to the term sheet included beneficial adjustments to the calculation of Proteon's net cash for each 15 day delay in filing the S-4 with the SEC after September 30. Additional proposed changes beneficial to Proteon included (a) a shortened exclusivity period from 45 days to a fixed date of September 15, such that until such time neither Proteon nor ArTara would be permitted to negotiate with other companies for a potential transaction, and (b) a change in the notification provision that did not require either company to notify the other if a proposal for a potential alternative transaction was received from a third party. Finally, Proteon's requested that its designated Board member be permitted to serve until the 2022 annual meeting of the combined company.

        On August 30, 2019, a telephonic call was held with the Proteon Board, Proteon management and representatives of Morgan Lewis to discuss the ArTara term sheet for a reverse merger, which included a provision to exclusively negotiate a merger agreement with ArTara until midnight on September 15, 2019. With Company B not having a financing term sheet proposal at this time and Company H not having a revised financing term sheet without downside price protection for the new investors in Company H, the Proteon Board authorized Proteon management to sign the term sheet with ArTara. On the afternoon of August 30, 2019, Proteon and ArTara executed a non-binding term sheet describing a merger between Proteon and ArTara substantially in the form that Proteon had circulated to ArTara on August 28, 2019. Proteon recirculated to ArTara the draft merger agreement previously sent to ArTara management in July.

        On September 3, 2019, following execution of the term sheet, the parties held a conference call, with representatives of Morgan Lewis and Cooley participating, to discuss next steps in the preparation of a definitive merger agreement.

        On September 5, 2019, Cooley provided Morgan Lewis with its initial comments on the draft Merger Agreement. The draft included, among others, revisions to the representations and warranties, interim covenants, the non-solicitation provisions, the stockholder approval provisions, the closing conditions, the termination provisions, and the definitions of Exchange Ratio, net cash and transaction expenses, among other revisions.

        On September 6, 2019, a telephonic call was held with Proteon management and representatives of Morgan Lewis to discuss, in detail, each of the proposed changes to the draft Merger Agreement.

        On September 8, 2019, Proteon management and representatives of Morgan Lewis provided a list of discussion points relating to comments to the Merger Agreement provided by Cooley on September 5, 2019. The list of discussion points included, among others, the material issues that Proteon and Morgan Lewis had with the revisions made by Cooley and ArTara to the draft Merger Agreement and the structure of the proposed financing and its timing was discussed as Proteon management was insistent that the financing and the Merger occur concurrently.

        On September 9, 2019, Proteon management, ArTara management, representatives of Morgan Lewis, Cooley, Wainwright and ArTara's financial advisors, Ladenburg Thalmann & Co. Inc, or Ladenburg, participated in a face-to-face meeting at the offices of Morgan Lewis in Boston, Massachusetts to discuss and negotiate terms of the Merger Agreement. Each item on the list of discussion points circulated on September 8, 2019 was addressed in detail and almost all of the discussion points were resolved to both parties' verbal satisfaction. The timing to complete ArTara's 2017 and 2018 audited financial statements was also discussed.

        On September 10, 2019, a telephonic call was held between representatives of Morgan Lewis and Cooley to discuss whether the parties would file a registration statement on Form S-4 for the Merger or whether a proxy statement covering the Merger would be sufficient. The representatives determined that, based on a variety of factors, including, without limitation, certain Nasdaq rules, it would be more beneficial to the parties and their respective stockholders to file a registration statement on Form S-4 for the Merger.

        On September 11, 2019, Morgan Lewis provided a revised draft of the Merger Agreement to Cooley. The draft included revisions discussed at the September 9, 2019 meeting, including, among others, revisions to the representations and warranties, the interim covenants, the stockholder approval provisions, the closing conditions, the termination provisions, and the definitions of Exchange Ratio and net cash.

        On September 12, 2019, Cooley provided initial drafts of the PIPE financing documents including the subscription agreement, registration rights agreement, and certificate of designation for the new series of preferred stock contemplated by ArTara's investors.

        On September 12, 2019, a telephonic call was held between Mr. Noyes and Mr. Shefferman regarding the negotiation process, efforts by both parties to meet timelines, ArTara's diligence of Proteon's technology, and the initial draft of the non-binding term sheet provided by ArTara, which contemplated one director would be designated by Proteon.

        On September 14, 2019, Cooley provided a revised draft of the Merger Agreement to Morgan Lewis. The draft included revisions to, among other things, the representations and warranties, certain interim covenants, the stockholder approval provisions, the calculation and definition of net cash.

        On September 15, 2019, Morgan Lewis provided a revised draft of the financing documents. The draft included revisions to the representations and warranties, the covenant regarding future financings, and the closing conditions.

        On September 16, 2019, Proteon management informed the Proteon Board that, while significant progress had been made in negotiating the Merger Agreement with ArTara, additional time was needed to negotiate the Merger Agreement for consideration by the Proteon Board. The Proteon Board authorized Proteon's management to extend the exclusivity period with ArTara until midnight on September 19, 2019 to finalize the draft of the Merger Agreement. Later on September 16, 2019, a telephonic call was held by Cooley and Morgan Lewis to discuss certain of the changes to the draft Merger Agreement as circulated by Cooley on September 14, 2019.

        On September 17, 2019, Morgan Lewis provided a revised draft of the Merger Agreement to Cooley. The draft included revisions to, among other things, certain interim covenants, the stockholder approval provisions and the definitions of the Exchange Ratio and net cash, including how to address third-party interest in Proteon's PAD technology and adjustments to the lower end of the Target Proteon Net Cash Range in the event that the closing of the Merger is delayed into 2020. Later that day, a telephonic call was held among Mr. Shefferman, Mr. Eldridge, Mr. Strupp and representatives from ArTara's financial consulting firm preparing ArTara's financials for audit. It was learned that ArTara's auditors expected to have financial statements ready for filing with the SEC by the end of

October. Additionally, on September 17, 2019, ArTara provided access to its electronic data room to Morgan Lewis.

        On September 18, 2019, Cooley provided a revised draft of the Merger Agreement to Morgan Lewis. The draft included revisions to, among other things, the calculation of net cash to clarify the net cash adjustment in the event closing of the Merger is delayed into 2020 and the definitions of divestiture assets and divestiture transactions. In addition, with only a handful of substantive business items not yet agreed upon by Proteon and ArTara, Proteon management circulated to Proteon Board the current version of Merger Agreement, the subscription financing agreements and other ancillary documents to be entered into by Proteon and ArTara if the Proteon Board approved a merger between Proteon and ArTara.

        Also on September 18, 2019, Mr. Noyes and Dr. Steven Burke, Proteon's former Chief Medical Officer, talked by phone with Mr. Shefferman and representatives from the lead investor. The discussion included a presentation of Proteon's clinical data in PAD, and the lead investor's interest in retaining the technology in the post-merger company.

        On September 19, 2019, a telephonic call was held by Cooley and Morgan Lewis to discuss open items in the Merger Agreement, including the Exchange Ratio and Proteon net cash definitions and the proposed adjustment to same in the event of a sale of the PAD technology and in the event the closing of the Merger is delayed into 2020, and the status of other outstanding items necessary to finalize the Merger Agreement.

        On September 20, 2019, Cooley provided a revised draft of the PIPE financing documents. The draft included revisions to, among other things, covenants regarding the board rights. Between September 15 and 20, 2019, the parties participated in multiple phone calls to discuss open points in the documents, including with respect to the disclosure schedules to be attached to the Merger Agreement and the ancillary documents.

        On September 21, 2019, Morgan Lewis and Cooley held several telephonic meetings and exchanged drafts of the Merger Agreement, including revisions to, among other things, the definitions of divestiture assets and divestiture transactions and the description of the Reverse Split, including the range for the Reverse Split ratio.

        Early on the morning of September 22, 2019, a revised set of transaction documents, including the Merger Agreement and the financing documents, were circulated to the Proteon Board, summaries of the material terms of the Merger Agreement and the material terms of the financing documents, proposed resolutions for consideration that evening by the Proteon Board, and the materials prepared by Wainwright in connection with Wainwright's presentation to the Proteon Board.

        The evening of September 22, 2019, the Proteon Board held a telephonic meeting for the purpose of reviewing and discussing the final terms of the Merger Agreement, including consideration of Wainwright's presentation with respect to the Exchange Ratio and receiving an update as to timing of the Merger and open items. Participants included all members of the Proteon Board, and representatives from Proteon management, Wainwright, and Morgan Lewis.

        Representatives of Wainwright reviewed with the Proteon Board Wainwright's financial analysis of the consideration provided for in the Merger Agreement. During this presentation, questions from the Proteon Board regarding Wainwright's analysis were addressed. Additionally, the Proteon Board considered the proposed value to be retained by Proteon stockholders compared to the amount of cash each share of Proteon common stock would receive if Proteon pursued a liquidation and distributed the remaining cash to the Proteon stockholders. Proteon's management explained that the amount of cash to be distributed to Proteon's stockholders in the event of a liquidation would be significantly less than the anticipated valuation of the shares of Proteon's stockholders in the combined company after the consummation of the Merger set forth in Wainwright's analysis.

        At the request of the Proteon Board, Wainwright then delivered to the Proteon Board its oral opinion, (which was subsequently confirmed in writing by delivery of Wainwright's written opinion dated the same date) to the effect that, based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion, the Exchange Ratio was fair, from a financial point of view, to Proteon.

        Representatives of Morgan Lewis then provided a detailed review of the material terms of the Merger Agreement and ancillary agreements, including a discussion regarding two changes to the Merger Agreement from the version that had previously been circulated to the Proteon Board earlier that morning. The Proteon Board was supportive of these last two changes. These changes were (i) the finalization of the range for the Reverse Split ratio and (ii) the upper limit for the increase of shares of Proteon common stock available for issuance under the Proteon Amended and Restated 2014 Equity Incentive Plan in the EIP Amendment. Representatives of Morgan Lewis also reviewed with the Proteon Board the final forms of the support agreement and lock-up agreement to be entered into by the directors and officers of ArTara.

        Proteon's management reviewed certain due diligence on ArTara, noting no issues outstanding, but concern around the timing of ArTara's 2017 and 2018 audited financials.

        Representatives of Morgan Lewis also provided a review of the Proteon Board's fiduciary duties and other legal aspects of the transaction. The Proteon Board expressed consensus and satisfaction that a full and complete process had been run and that the appropriate corporate governance steps had been taken. The Proteon Board reiterated its view that the proposed Merger with ArTara was the best opportunity for maximizing Proteon stockholder value, noting the objective merits of both the process that had been engaged in, the ultimate selection of ArTara based on scientific, clinical, and probability-of-success grounds, and the deal terms.

        Following these presentations and discussions, representatives of Morgan Lewis reviewed with the Proteon Board the proposed resolutions that had been provided in advance of the meeting. Following review and discussion among the participants, the Proteon Board unanimously determined that the transactions contemplated by the Merger Agreement, including the Merger and the issuance of shares of Proteon common stock to ArTara's stockholders pursuant to the Merger Agreement, were fair to, advisable and in the best interest of Proteon and Proteon's stockholders, approved and declared advisable the Merger Agreement and the transactions contemplated therein, including the Merger, and determined to recommend, upon the terms and subject to the conditions of the Merger Agreement, that Proteon's stockholders vote to approve the Merger Agreement and the transactions contemplated therein, including the Merger and the issuance of shares of Proteon common stock to ArTara's stockholders pursuant to the Merger Agreement and the Reverse Split. Management was directed to sign the Merger Agreement on Monday, September 23, 2019 after the ArTara Board had met and approved the Merger.

        On the afternoon of September 23, 2019, the Merger Agreement was signed.

        On September 23, 2019, at 4:20 P.M., Proteon and ArTara issued a joint press release publicly announcing the signing of the definitive Merger Agreement.

Structure

        Under the Merger Agreement, Merger Sub, a wholly owned subsidiary of Proteon formed in connection with the Merger, will merge with and into ArTara, with ArTara surviving as a wholly owned subsidiary of Proteon. After completion of the Merger, Proteon will be renamed "ArTara Therapeutics, Inc." and expects to trade on Nasdaq under the symbol "TARA."

Proteon Reasons for the Merger

        At a meeting held on September 22, 2019, among other things, the Proteon Board unanimously (i) determined that the Contemplated Transactions are advisable and fair to, and in the best interests, of Proteon and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Contemplated Transactions, including the issuance of shares of Proteon common stock to the stockholders of ArTara pursuant to the terms of the Merger Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Proteon vote to approve the Proteon Stockholder Matters.

        The Proteon Board considered the following factors in reaching its conclusion to approve the Merger Agreement and the Merger, all of which the Proteon Board viewed as supporting its decision to approve the business combination with ArTara:

  •
  The Proteon Board and its financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential merger candidates to identify the opportunity that would, in the Proteon Board's opinion, create the most value for Proteon's stockholders.

  •
  The Proteon Board believes that, as a result of arm's length negotiations with ArTara, Proteon and its representatives negotiated the most favorable Exchange Ratio for Proteon shareholders that ArTara was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to Proteon in the aggregate to which ArTara was willing to agree.

  •
  The Proteon Board believes, after a thorough review of strategic alternatives and discussions with Proteon senior management, financial advisors and legal counsel, that the Merger is more favorable to Proteon's stockholders than the potential value that might have resulted from other strategic options available to Proteon, including a liquidation of Proteon and the distribution of any available cash.

  •
  The Proteon Board believes, based in part on a scientific diligence and analysis process conducted over several weeks by Proteon's management and reviewed with the Proteon Board with respect to ArTara's product pipeline, the potential market opportunity for ArTara's products and the expertise of ArTara's scientific team, that ArTara's product candidates represent a sizeable potential market opportunity, and may thereby create value for the stockholders of the combined organization and an opportunity for Proteon's stockholders to participate in the potential growth of the combined organization.

  •
  The Proteon Board also reviewed with the management of Proteon the current plans of ArTara for developing IV Choline for treatment of IFALD and TARA-002 for treatment of Lymphatic Malformations to confirm the likelihood that the combined company would possess sufficient financial resources to allow the management team to focus on the continued development and anticipated commercialization of those development candidates. The Proteon Board also considered the possibility that the combined company would be able to take advantage of the potential benefits resulting from the combination of Proteon's public company structure with ArTara's business to raise additional funds in the future, if necessary.

  •
  The Proteon Board also considered the strength of the balance sheet of the combined company, resulting from the Private Placement with gross proceeds of $42.5 million, in addition to the approximately $3.0 million of net cash that Proteon is expected to have immediately prior to the consummation of the Merger.

  •
  The Proteon Board also considered that the combined company will be led by an experienced senior management team and a board of directors with representation from the current boards of directors of Proteon and ArTara.

  •
  The Proteon Board considered H.C. Wainwright & Co., LLC's presentation and its opinion to the Proteon Board as to the fairness, from a financial point of view, to Proteon of the Exchange Ratio, as more fully described below under the caption "The Merger—Opinion of the Proteon Financial Advisor."

        The Proteon Board also reviewed various factors impacting the financial condition, results of operations and prospects of Proteon, including:

  •
  various strategic alternatives to the Merger, including potential transactions that could have resulted from discussions that Proteon's management conducted with other potential merger partners;

  •
  the consequences of Proteon's second Phase 3 clinical trial, PATENCY-2, for vonapanitase failing to meet its co-primary endpoints and the likelihood that Proteon's prospects as a stand-alone company were unlikely to change for the benefit of Proteon's stockholders in the foreseeable future;

  •
  the risks associated with the need to obtain substantial amounts of financing to continue its operations and to complete the development of vonapanitase for PAD or any of its other indications if Proteon were to remain an independent company;

  •
  the risks and delays associated with, and uncertain value and costs to Proteon's stockholders of, liquidating Proteon, including, without limitation, the uncertainties of continuing cash burn while contingent liabilities are resolved and uncertainty of timing of release of cash until contingent liabilities are resolved; and

  •
  Proteon's potential inability to maintain its listing on Nasdaq without completing the Merger.

        The Proteon Board also reviewed the terms and conditions of the Merger Agreement and related transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:

  •
  the initial estimated Exchange Ratio used to establish the number of shares of Proteon common stock to be issued to ArTara's stockholders in the Merger was determined based on the relative valuations of Proteon and ArTara, and thus the relative percentage ownership of Proteon's stockholders and ArTara's stockholders immediately following the completion of the Merger is subject to change based on the amount of Proteon's net cash and changes in the capitalization of Proteon or ArTara prior to Closing;

  •
  the limited number and nature of the conditions to ArTara's obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;

  •
  the respective rights of, and limitations on, Proteon and ArTara under the Merger Agreement to consider certain unsolicited Acquisition Proposals under certain circumstances should Proteon or ArTara receive a superior offer;

  •
  the reasonableness of the potential termination fee of $750,000 and related reimbursement of certain transaction expenses of up to $300,000, which could become payable by either Proteon or ArTara if the Merger Agreement is terminated in certain circumstances;

  •
  the support agreements, pursuant to which certain directors, officers and stockholders of Proteon and ArTara have agreed, solely in their capacity as stockholders of Proteon and ArTara, respectively, to vote all of their shares of Proteon common stock or ArTara capital stock in favor of the approval or adoption, respectively, of the Merger Agreement;

  •
  the agreement of ArTara to provide the written consent of ArTara Stockholders necessary to adopt the Merger Agreement thereby approving the Merger and related transactions within 10 business days of this Registration Statement becoming effective; and

  •
  the belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

        In the course of its deliberations, the Proteon Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

  •
  the $750,000 termination fee and up to $300,000 in related expense reimbursement payable by Proteon to ArTara upon the occurrence of certain events and the potential effect of such fees in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Proteon's stockholders;

  •
  the substantial expenses to be incurred in connection with the Merger, including the costs associated with any related litigation;

  •
  the possible volatility, at least in the short term, of the trading price of Proteon common stock resulting from the announcement of the Merger;

  •
  the risk that the Merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Merger or delay or failure to complete the Merger on the reputation of Proteon;

  •
  the likely detrimental effect on Proteon's cash position, stock price and ability to initiate another process and to successfully complete an alternative transaction should the Merger not be completed;

  •
  the risk to Proteon's business, operations and financial results in the event that the Merger is not consummated, including the diminution of Proteon's cash and the significant challenges associated with the need to raise additional capital through the public or private sale of equity securities;

  •
  the likelihood of disruptive stockholder litigation following announcement of the Merger;

  •
  the early-stage clinical data of ArTara's product candidates, which may not be successfully developed into products that are marketed and sold;

  •
  the strategic direction of the combined company following the completion of the Merger, which will be determined by a board of directors initially comprised of a majority of the directors designated by ArTara; and

  •
  various other risks associated with the combined organization and the Merger, including those described in the section titled "Risk Factors" in this proxy statement/prospectus/information statement.

        The foregoing information and factors considered by the Proteon Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Proteon Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Proteon Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Proteon Board may have given different weight to different factors. The Proteon Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Proteon's management team, the legal and financial advisors of Proteon, and considered the factors overall to be favorable to, and to support, its determination.

ArTara Reasons for the Merger

        At a meeting held on September 23, 2019, among other things, the ArTara Board unanimously (i) determined that the Contemplated Transactions are fair to, advisable for, and in the best interests of, ArTara and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that its stockholders approve the ArTara Stockholder Matters.

        In the course of reaching its decision to approve the merger, the ArTara Board consulted with ArTara's management, financial and tax advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

  •
  the potential increased access to sources of capital and a broader range of investors to support the clinical development of its product candidates following consummation of the transaction compared to if ArTara continued to operate as a privately held company;

  •
  the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

  •
  the board's belief that no alternatives to the Merger were reasonably likely to create greater value for ArTara's stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the ArTara Board;

  •
  the cash resources of the combined organization, with $42.5 million in gross proceeds expected from the Private Placement, in addition to the approximately $3.0 million of net cash that Proteon is expected to have immediately prior to the consummation of the Merger, which Proteon and ArTara believe is sufficient to enable ArTara to pursue its near term clinical trials and business plans;

  •
  the availability of appraisal rights under the DGCL to holders of ArTara's capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of ArTara capital stock as determined by the Delaware Court of Chancery;

  •
  the expectation that the merger with Proteon would be a more time- and cost-effective means to access capital than other options considered by the ArTara Board, including additional private financings or an initial public offering;

  •
  the terms and conditions of the Merger Agreement, including, without limitation, the following:

  •
  the determination that the expected relative percentage ownership of Proteon' stockholders and ArTara's stockholders in the combined organization was appropriate based, in the judgment of the ArTara Board, on the ArTara Board's assessment of the approximate valuations of Proteon and ArTara;

  •
  the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes;

  •
  the limited number and nature of the conditions of the obligation of Proteon to consummate the merger;

  •
  the rights of ArTara under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should ArTara receive a superior proposal;

  •
  the conclusion of the ArTara Board that the potential termination fee of $750,000, payable by Proteon or ArTara, respectively, to the other party, and the circumstances when such fee may be payable, were reasonable; and

    •
    the belief that the other terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

  •
  the shares of Proteon common stock issued to ArTara's stockholders will be registered on a registration statement on Form S-4 and will become freely tradable for ArTara's stockholders who are not affiliates of ArTara and who are not parties to lock-up agreements;

  •
  the support agreements, pursuant to which certain directors, officers and stockholders of ArTara and Proteon, respectively, have agreed, solely in their capacity as stockholders of ArTara and Proteon, respectively, to vote all of their shares of ArTara capital stock or Proteon common stock in favor of the adoption or approval, respectively, of the Merger Agreement;

  •
  the Merger may enable certain stockholders of Proteon and ArTara to increase the value of their current shareholding; and

  •
  the likelihood that the Merger will be consummated on a timely basis.

        The ArTara Board also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

  •
  the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of ArTara and the ability of ArTara to obtain financing in the future in the event the Merger is not completed;

  •
  the exchange ratio used to establish the number of shares of Proteon common stock to be issued to ArTara's stockholders in the merger is fixed, except for adjustments due to Proteon' cash balances at closing, and thus the relative percentage ownership of Proteon' stockholders and ArTara's stockholders in the combined organization immediately following the completion of the merger is similarly fixed;

  •
  the risk that the Merger might not be consummated in a timely manner or at all;

  •
  the termination fee of $750,000, payable by ArTara to Proteon upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to ArTara's stockholders;

  •
  the additional expenses and obligations to which ArTara's business will be subject following the Merger that ArTara has not previously been subject to, and the operational changes to ArTara's business, in each case that may result from being a public company;

  •
  the fact that the representations and warranties in the Merger Agreement do not survive the closing of the Merger and the potential risk of liabilities that may arise post-closing; and

  •
  various other risks associated with the combined organization and the Merger, including the risks described in the section entitled "Risk Factors" in this proxy statement/prospectus/information statement.

        The foregoing information and factors considered by the ArTara Board are not intended to be exhaustive but are believed to include all of the material factors considered by the ArTara Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the ArTara Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the ArTara Board may have given different weight to different factors. The ArTara Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, ArTara's management team, the legal and financial advisors of ArTara, and considered the factors overall to be favorable to, and to support, its determination.

Certain Unaudited ArTara Financial Projections

        As a matter of course, Proteon does not publicly disclose long-term projections of future financial results due to the inherent unpredictability and subjectivity of underlying assumptions and estimates. However, in connection with its evaluation of the Merger, the Proteon Board considered certain financial projections with respect to ArTara. On September 5, 2019, ArTara management provided to Wainwright and the Proteon Board unaudited, non-public financial projections with respect to ArTara for each of the calendar years ending December 31, 2020 through 2035 (the "ArTara financial projections"). The ArTara financial projections were prepared by ArTara as part of ArTara's ongoing strategic planning processes. A summary of the ArTara financial projections is set forth below.

        The inclusion of the ArTara financial projections should not be deemed an admission or representation by Proteon, Wainwright, ArTara or any of their respective officers, directors, affiliates, advisors, or other representatives with respect to such ArTara financial projections. The ArTara financial projections are not included to influence your views on the Merger but solely to provide stockholders access to certain non-public information provided to the Proteon Board in connection with its evaluation of the Merger and to Proteon's financial advisor, Wainwright, to assist with its financial analyses as described in the section titled "The Merger—Opinion of the Proteon Financial Advisor." The information from the ArTara financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Proteon and ArTara in this proxy statement/prospectus/information statement.

        The ArTara financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or U.S. GAAP. Neither the independent registered public accounting firm of Proteon nor ArTara nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of Proteon nor ArTara nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this proxy statement/prospectus/information statement.

        The ArTara financial projections were prepared solely for internal use as part of ArTara's ongoing strategic planning processes and are subjective in many respects. As a result, the ArTara financial projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although ArTara believes its respective assumptions to be reasonable, all financial projections are inherently uncertain, and ArTara expects that differences will exist between actual and projected results. Although presented with numerical specificity, the ArTara financial projections reflect numerous variables, estimates, and assumptions made by ArTara's management at the time such projections were prepared, and also reflect general business, economic, market, and financial conditions and other matters, all of which are difficult to predict and many of which are beyond ArTara's control. In addition, the ArTara financial projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the ArTara financial projections will prove accurate or that any of the ArTara financial projections will be realized.

        The ArTara financial projections included certain assumptions relating to, among others things, ArTara's expectations, which may not prove to be accurate, relating to the business, earnings, cash flow, assets, liabilities and prospects of ArTara.

        ArTara derived net revenue for its lead program, TARA-002 assuming a 50% cumulative probability of success and estimated future royalty expenditures for the TARA-002 program based on the terms of the license agreement and ArTara's projections for each of the calendar years ending December 31, 2021 through 2035. ArTara also derived net revenue for its IV Choline Chloride program assuming a 65% cumulative probability of success and estimated future royalty expenditures for the IV Choline Chloride program based on the terms of the license agreement and ArTara's projections for each of the calendar years ending December 31, 2027 through 2035.

        ArTara management estimated gross income for each of the calendar years ending December 31, 2020 through 2035, based on combined net revenue of the TARA-002 and IV Choline Chloride programs, less cost of goods sold, and EBIT for the same time period, based on gross income, less royalty obligations, less research and development expenditures, less sales and marketing expenditures, and less general and administrative costs, each as estimated by ArTara management.

        The ArTara financial projections are subject to many risks and uncertainties and you are urged to review the section titled "Risk Factors" beginning on page 31 of this proxy statement/prospectus/information statement for a description of risk factors relating to the merger and ArTara's business. You should also read the section titled "Cautionary Note Regarding Forward-Looking Statements" beginning on page 89 of this proxy statement/prospectus/information statement for additional information regarding the risks inherent in forward-looking information such as the ArTara financial projections.

        The inclusion of the ArTara financial projections herein should not be regarded as an indication that ArTara, Proteon, Wainwright or any of their respective affiliates or representatives considered or consider the ArTara financial projections to be necessarily indicative of actual future events, and the ArTara financial projections should not be relied upon as such. The ArTara financial projections do not take into account any circumstances or events occurring after the date they were prepared. Proteon and the combined company do not intend to, and disclaim any obligation to, update, correct, or otherwise revise the ArTara financial projections to reflect circumstances existing or arising after the date the ArTara financial projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions or other information underlying the ArTara financial projections are shown to be in error. Furthermore, the ArTara financial projections do not take into account the effect of any failure of the Merger to be consummated and should not be viewed as accurate or continuing in that context.

        The statements set forth in the foregoing five paragraphs are referred to as "financial projection statements."

        In light of the foregoing factors and the uncertainties inherent in financial projections, stockholders are cautioned not to place undue reliance, if any, on the ArTara financial projections.

        The following table, which is subject to the financial projection statements above, presents a selected summary of the unadjusted ArTara financial projections that were made available to Wainwright and the Proteon Board.

Year	FY2020	FY2021	FY2022	FY2023	FY2024	FY2025	FY2026	FY2027
IV Choline Chloride	—	—	—	—	—	—	—	$16.0
TARA-002	—	$4.2	$8.8	$23.2	$37.1	$51.5	$111.7	$132.7

Net Revenues	—	$4.2	$8.8	$23.2	$37.1	$51.5	$111.7	$148.7
COGS	$0.4	$0.0	$0.0	$0.0	$0.0	$0.0	$0.1	$0.4

Gross Income	$(0.4)	$4.2	$8.8	$23.2	$37.1	$51.5	$111.6	$148.3
Royalties	—	$0.1	$0.2	$0.5	$0.7	$1.0	$2.2	$3.5
R&D	$12.8	$5.7	$33.3	$33.2	$62.5	$64.6	$66.9	$34.4
S&M	$2.3	$3.4	$3.1	$3.0	$2.8	$4.5	$8.3	$10.3
G&A	$5.0	$6.5	$6.2	$6.3	$6.5	$6.6	$6.8	$4.7

EBIT	$(20.6)	$(11.5)	$(34.0)	$(19.7)	$(35.3)	$(25.3)	$27.4	$95.5

Year	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035
IV Choline Chloride	$69.0	$103.6	$136.7	$171.8	$227.0	$266.7	$270.3	$274.2
TARA-002	$150.9	$188.5	$215.7	$248.7	$288.8	$337.7	$397.4	$470.5

Net Revenues	$219.9	$292.0	$352.4	$420.5	$515.8	$604.4	$667.7	$744.7
COGS	$6.5	$5.4	$5.9	$6.1	$6.9	$7.5	$7.3	$0.3

Gross Income	$213.3	$286.6	$346.5	$414.4	$509.0	$596.9	$660.5	$744.4
Royalties	$6.7	$8.1	$10.1	$12.4	$15.7	$18.4	$19.8	$21.4
R&D	$12.7	$11.6	$9.8	$10.0	$10.2	$10.4	$10.6	$10.8
S&M	$10.6	$11.4	$12.0	$12.2	$12.5	$12.8	$13.2	$13.5
G&A	$4.8	$4.9	$5.0	$5.1	$5.2	$5.3	$5.4	$5.5

EBIT	$178.5	$250.6	$309.5	$374.6	$465.4	$550.0	$611.5	$693.2
Opinion of the Proteon Financial Advisor

        The Proteon Board engaged Wainwright on April 8, 2019 to act as the financial advisor to the Proteon Board to assist it in identifying and analyzing potential targets for a potential transaction and, if requested by the Proteon Board, to render an opinion as to the fairness, from a financial point of view, to Proteon of the Exchange Ratio.

        On September 22, 2019, Wainwright rendered its oral opinion to the Proteon Board (which was subsequently confirmed in writing by delivery of Wainwright's written opinion dated the same date) to the effect that, based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion described herein, as of September 22, 2019, the Exchange Ratio was fair, from a financial point of view, to Proteon.

        Wainwright's opinion was prepared solely for the information of the Proteon Board and only addressed the fairness, from a financial point of view, to Proteon of the Exchange Ratio. Wainwright was not requested to opine as to, and Wainwright's opinion does not address, the relative merits of the Merger or any alternatives to the Merger, Proteon's underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. Wainwright's opinion does not address the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Proteon and is not a valuation of Proteon or ArTara or their respective assets or any class of their securities. Wainwright did not express an opinion about the fairness of the amount or nature of any compensation payable or to be paid to any of the officers, directors or employees, of Proteon, whether or not relative to the

Merger. Wainwright also did not express an opinion regarding the fairness, from a financial point of view, to Proteon of the Private Placement.

        The summary of Wainwright's opinion in this proxy statement/prospectus/information statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this proxy statement/prospectus/information statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Wainwright in preparing its opinion. Wainwright's opinion was prepared solely for the information of the Proteon Board for its use in connection with its consideration of the Merger. Neither Wainwright's written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus/information statement are intended to be, and they do not constitute, a recommendation to any stockholder as to how such stockholder should act or vote with respect to any matter relating to the Merger or any other matter.

        The terms of the Merger, the consideration to be paid in the Merger, and the related transactions were determined through arm's length negotiations between Proteon and ArTara and were approved unanimously by the Proteon Board. Wainwright did not determine the consideration to be paid by Proteon in connection with the Merger.

        In connection with rendering the opinion described above and performing its related financial analyses, Wainwright, among other things:

  •
  Reviewed the financial terms of the Merger described in a draft of the Merger Agreement dated September 19, 2019;

  •
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Proteon and ArTara that were furnished to Wainwright by management of Proteon and ArTara, respectively, which, in the case of Proteon consisted solely of management's estimate that Proteon would have $3.25 million of cash at the Effective Time, and, in the case of ArTara, consisted of the financial projections described in the section titled "Certain Unaudited ArTara Financial Projections";

  •
  Conducted discussions with members of senior management and representatives of Proteon and ArTara concerning the matters described above;

  •
  Reviewed the pro forma ownership structure of the combined entity resulting from the Merger;

  •
  Discussed the past and current operations and financial condition and the prospects of Proteon and ArTara with members of senior management of Proteon and of ArTara, respectively;

  •
  Reviewed the financial terms, to the extent publicly available, of certain acquisition and financing transactions that Wainwright deemed relevant; and

  •
  Performed such other analyses and considered such other factors as Wainwright deemed appropriate for the purpose of rendering its opinion.

        For a more detailed discussion of ArTara's financial projections that were furnished to Wainwright, please see the section titled "Certain Unaudited Proteon Management Projections of ArTara" in this proxy statement/prospectus/information statement. For purposes of its opinion, with the approval of the Proteon Board and without independent verification, Wainwright assumed that:

  •
  Final Proteon Net Cash will fall within the Target Proteon Net Cash Range;

  •
  the Exchange Ratio will be 0.196734;

  •
  the former holders of ArTara capital stock and the investors in the Private Placement will own 89.2% of the outstanding equity of Proteon immediately following the Effective Time and after giving effect to the Private Placement;

  •
  the Reverse Split will be at a reverse stock split ratio equal to one new share of Proteon common stock for every 40 shares of issued common stock outstanding immediately prior to the Reverse Split effective time; and

  •
  the holders of the outstanding equity of Proteon immediately prior to the Merger will own 10.8% of the outstanding equity of Proteon immediately following the Effective Time and after giving effect to the Private Placement.

        In arriving at its opinion, Wainwright assumed and relied upon, without verifying independently, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Wainwright, or discussed with or reviewed by or for Wainwright for the purposes of preparing its opinion, and further assumed that the financial information provided to Wainwright had been prepared by the respective managements of Proteon and ArTara on a reasonable basis in accordance with industry practice, and that the managements of Proteon and ArTara were not aware of any information or facts that would make any information provided to Wainwright incomplete or misleading.

        With respect to the financial forecasts, estimates and other forward-looking information reviewed by Wainwright, Wainwright assumed that such information had been reasonably prepared by the respective managements of Proteon and ArTara based on assumptions reflecting their best currently available estimates and judgments as to the expected future results of operations and financial condition of Proteon and ArTara, respectively. Wainwright was not engaged to assess the achievability of any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based, and Wainwright expressed no opinion as to such information or assumptions. In addition, Wainwright did not assume any responsibility for, and did not perform, any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Proteon or ArTara, nor was Wainwright furnished or provided with any such appraisals or valuations. Without limiting the generality of the foregoing, Wainwright was not engaged to, and did not undertake, any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Proteon, ArTara or any of their respective affiliates is a party or may be subject, and at the direction of the Proteon Board and with its consent, Wainwright's opinion made no assumption concerning, and did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

        Wainwright relied upon and assumed, without independent verification, that the representations and warranties of all parties set forth in the Merger Agreement and all related documents and instruments that are referred to therein are true and correct, that each party to the Merger Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, that the Merger will be consummated pursuant to the terms of the Merger Agreement, without amendment thereto, and that all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Wainwright further assumed that the Merger Agreement was in all material respects identical to the draft of the Merger Agreement provided to Wainwright. Finally, Wainwright also assumed that all the necessary regulatory approvals and consents required for the Merger, including the approval of the stockholders of Proteon, will be obtained in a manner that will not adversely affect Proteon or the contemplated benefits of the Merger.

        In connection with its opinion, Wainwright assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. Wainwright's opinion does not address any legal, tax, accounting or regulatory matters. Wainwright's fairness opinion was approved by its fairness opinion committee prior to delivering it to the Proteon Board.

        Wainwright's opinion is necessarily based upon the information available to Wainwright and facts and circumstances as they existed and were subject to evaluation as of September 22, 2019, which is the date of the Wainwright opinion. Although events occurring after the date of the Wainwright opinion could materially affect the assumptions used in preparing the opinion, Wainwright does not have any obligation to update, revise or reaffirm its opinion and Wainwright expressly disclaims any responsibility to do so. Wainwright did not express any opinion as to the value of the shares of Proteon's common stock to be issued in the Merger or the prices at which shares of Proteon's common stock may trade following announcement of the Merger or at any future time.

        The terms of the Merger, the consideration to be paid in the Merger, and the related transactions were determined through arm's length negotiations between Proteon and ArTara and were approved unanimously by the Proteon Board. Wainwright did not determine the consideration to be paid by Proteon in connection with the Merger. Wainwright's opinion and its presentation to the Proteon Board was one of many factors taken into consideration by the Proteon Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described herein should not be viewed as determinative of the opinion of the Proteon Board with respect to the consideration to be paid by Proteon in the Merger or of whether the Proteon Board would have been willing to agree to different consideration.

        The following is a summary of the material financial analyses performed by Wainwright in connection with the preparation of its fairness opinion, which opinion was rendered orally to the Proteon Board (and subsequently confirmed in writing by delivery of Wainwright's written opinion dated the same date) on September 22, 2019. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description and this summary does not purport to be a complete description of the analyses performed by Wainwright or the delivery of Wainwright's opinion to the Proteon Board. This summary includes information presented in tabular format. In order to fully understand the financial analyses presented by Wainwright, the tables must be read together with the text of each analysis summary and considered as a whole. The tables alone do not constitute a complete summary of the financial analyses. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Wainwright's opinion.

        In furnishing its opinion, Wainwright did not attempt to combine the analyses described herein into one composite valuation range, nor did Wainwright assign any quantitative weight to any of the analyses or the other factors considered. Furthermore, in arriving at its opinion, Wainwright did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor in light of one another. Accordingly, Wainwright has stated that it believes that its analyses must be considered as a whole and that considering any portion of its analyses, without considering all of the analyses, could create a misleading or incomplete view of the process underlying its opinion or the conclusions to be drawn therefrom.

        In conducting the analysis as to the fairness, from a financial point of view, to Proteon of the Exchange Ratio, Wainwright evaluated the stand-alone valuations of Proteon and ArTara. Wainwright then evaluated the potential valuation of the combined company and compared it to the pro forma ownership of the combined company by the stockholders of Proteon immediately prior to the Merger pursuant to the terms of the Merger Agreement.

        The results of the application by Wainwright of each of the valuation methodologies utilized in connection with its fairness opinion are summarized below.

Consideration to be paid in the Merger

        As specified in the Merger Agreement, the parties attributed an enterprise value of $7.3 million to Proteon and an enterprise value of $20.0 million to ArTara. As noted above, for purposes of its opinion, with the approval of the Proteon Board and without independent verification, Wainwright made the following assumptions:

  •
  Final Proteon Net Cash will fall within the Target Proteon Net Cash Range;

  •
  the Exchange Ratio will be 0.196734;

  •
  the former holders of ArTara capital stock and the investors in the Private Placement will own 89.2% of the outstanding equity of Proteon immediately following the Effective Time and after giving effect to the Private Placement;

  •
  the Reverse Split will be at a reverse stock split ratio equal to one new share of Proteon common stock for every 40 shares of issued common stock outstanding immediately prior to the Reverse Split effective time; and

  •
  the holders of the outstanding equity of Proteon immediately prior to the Merger will own 10.8% of the outstanding equity of Proteon immediately following the Effective Time and after giving effect to the Private Placement.

        Based on these assumptions, Wainwright determined that Proteon would issue approximately 2.9 million shares of Proteon's common stock at $7.00 per share to ArTara stockholders and an additional approximately 5.7 million shares of Proteon's common stock to new investors in the Private Placement at $7.00 per share.

        In analyzing the fairness, from a financial point of view, to Proteon of the Exchange Ratio, Wainwright evaluated the implied valuation of Proteon on a standalone basis and compared that implied valuation to the potential value of the combined company resulting from the Merger after giving effect to the Private Placement.

Proteon Implied Valuation

        Using the last reported sale price of Proteon's common stock on September 18, 2019 and Proteon management's estimate of expected closing cash, Wainwright determined that Proteon had an implied enterprise value of $12.1 million on a fully diluted basis.

Potential Valuation of the Combined Company

        Wainwright evaluated the potential value of the combined company using the following valuation methodologies:

  •
  Comparable Public Company Analysis

  •
  ArTara IPO Step-Up Valuation

  •
  IPO Comparables—Rare Diseases

  •
  IPO Comparables—Recent Life Sciences Companies

  •
  Precedent Reverse Merger Transactions

  •
  Precedent M&A Transactions

  •
  Discounted Cash Flow Analysis

Potential Valuation of the Combined Company

        Based on the analyses described below, Wainwright estimated that the enterprise value of the combined company ranged between $148.6 million and $355.4 million. Based on the 10.8% of the combined company that would be owned by existing Proteon stockholders, Wainwright calculated that existing Proteon stockholders would hold stock in the combined company having an implied value of between $16.0 million and $38.4 million, compared to the $12.1 million implied enterprise value of Proteon on a stand-alone basis.

Comparable Public Company Analysis

        Wainwright reviewed the total enterprise values of selected publicly traded rare-disease focused companies that were currently in Phase 2 or Phase 3 stages of clinical development. The selected comparable public companies shown in the table below had an enterprise valuation range of between $121.8 million (25th percentile) and $487.9 million (75th percentile), compared to the $141.7 million minimum valuation for the combined company that would result in the 10.8% of the combined company to be owned by existing Proteon stockholders having an implied valuation of at least $12.1 million.

Sources: Factset Research Systems and Company filings as of September 16, 2019

(1)
Adjusted for a $55M follow-on offering in July 2019

(2)
Excluded from summary metrics

ArTara IPO Step-Up Valuation—Implied Valuation of the Combined Company

        Wainwright noted that ArTara will complete a $40.0 million Private Placement concurrent with the closing of the Merger at a pre-money valuation of $27.3 million for a post-money valuation of $67.3 million. Wainwright then applied step-up multiples from comparable IPO transactions shown in the table below ranging from 1.13x to 1.56x to that enterprise value and determined an enterprise valuation range of $76.0 million (25th percentile) to $105.0 million (75th percentile), compared to the $141.7 million minimum valuation for the combined company that would result in the 10.8% of the combined company to be owned by existing Proteon stockholders having an implied valuation of at least $12.1 million. Wainwright noted that this valuation range is lower than those obtained from its other analyses and believed this range was less relevant because the $20.0 specified million valuation for ArTara was based on negotiations with the investors in the Private Placement.

Sources: Research Systems and Company filings as of September 16, 2019

IPO Comparables—Rare Diseases

        Wainwright reviewed initial public offerings of rare disease companies in Phase 2 or Phase 3 clinical development from June 28, 2013 to July 18, 2019. Selected comparable initial public offerings shown in the table below indicated a range of enterprise values between $187.7 million (25th percentile) and $285.0 million (75th percentile), compared to the $141.7 million minimum valuation for the combined company that would result in the 10.8% of the combined company to be owned by existing Proteon stockholders having an implied valuation of at least $12.1 million.

Source: Factset Research Systems as of September 16, 2019

IPO Comparables—Recent Life Sciences Companies

        Wainwright reviewed initial public offerings of biotechnology companies in Phase 2 or Phase 3 clinical development over the last twelve months from September 30, 2018 to September 13, 2019. Selected comparable initial public offerings shown in the table below indicated a range of enterprise values between $116.6 million (25th percentile) and $385.2 million (75th percentile), compared to the $141.7 million minimum valuation for the combined company that would result in the 10.8% of the combined company to be owned by existing Proteon stockholders having an implied valuation of at least $12.1 million.

Source: Factset Research Systems as of September 16, 2019

Precedent Reverse Merger Transactions

        Wainwright reviewed reverse merger transactions in the healthcare industry where the resulting entity had at least $20.0 million in cash upon closing. The surviving entity of the selected transactions shown in the table below had enterprise values of between $64.0 million (25th percentile) and $111.0 million (75th percentile), compared to the $141.7 million minimum valuation for the combined company that would result in the 10.8% of the combined company to be owned by existing Proteon stockholders having an implied valuation of at least $12.1 million.

Sources: Research Systems and Company filings as of September 16, 2019

(1)
Limited to transactions that involved the combined company having at least $20 million in cash at closing, including proceeds from private placements

Precedent M&A Transactions

        The precedent M&A analysis uses data based on the values acquirers have previously placed on comparable companies in a merger or acquisition to develop a measure of current value for the combined company. Wainwright examined precedent transactions, from October 27, 2014 through August 12, 2019, involving rare disease companies in Phase 2 or Phase 3 clinical development at the time of acquisition. The selected rare disease M&A transactions shown in the table below had enterprise values ranging between $261.8 million (25th percentile) and $804.6 million (75th percentile), compared to the $141.7 million minimum valuation for the combined company that would result in the

10.8% of the combined company to be owned by existing Proteon stockholders having an implied valuation of at least $12.1 million.

Sources: Company Filings, SEC Filings, Company Press Releases & Factset Research System

Discounted Cash Flow Analysis

        The discounted cash flow analysis is a "forward looking" methodology and is based on projected future cash flows expected to be generated by ArTara which are then discounted back to the present. For a discussion of the ArTara projections, please see the section titled "Certain Unaudited ArTara Financial Projections." This methodology has three primary components: (1) the present value of projected unlevered cash flows for a determined period; (2) the present value of the terminal value of cash flows (representing firm value beyond the time horizon on the projections) or a perpetuity growth calculation based on terminal free cash flow; and (3) the weighted average cost of capital (WACC) used to discount such future cash flows and terminal value or perpetuity value back to the present. The future cash flows plus the terminal value or perpetual value of such cash flows are discounted by the company's risk-adjusted cost of capital, the WACC, to derive a present value.

        Wainwright applied a 23% tax rate to the projected cash flows contained in the ArTara financial projections (described above in the section titled "Certain Unaudited ArTara Financial Projections") to calculate ArTara's estimated net operating profit after taxes, or NOPAT, for each period covered by the projections to estimate the Present Value of Artara's Free Cash Flows used in both the Perpetuity and Terminal Value Discounted Cash Flow calculations. Wainwright estimated the present value of ArTara's Terminal Value using an assumed terminal valuation range of 4x and 12x EBIT which was added to the estimated Present Value of Artara's Free Cash Flows to calculate the Terminal Value Discounted Cash Flow. Wainwright used an assumed perpetuity growth rate of between 1% and 3% to estimate the Perpetuity Growth Free cash flow, the Present Value of which was added to the Present Value of Artara's Free Cash Flows to calculate the Perpetuity Growth Discounted Cash Flow. In each case, Wainwright applied a 20.0% to 30.0% discount rate based on a WACC analysis. Based on these inputs, Wainwright calculated an enterprise value range between $214.1 million and $403.8 million using the terminal multiple methodology and between $103.6 million and $422.7 million using the perpetuity growth methodology. $308.8 million and $211.0 million reflect the midpoint of the estimated discounted cash flow ranges using the terminal multiple and perpetuity growth rate methodologies, respectively, compared to the $141.7 million minimum valuation for the combined company that would result in the

10.8% of the combined company to be owned by existing Proteon stockholders having an implied valuation of at least $12.1 million.

General

        Wainwright is a nationally recognized investment banking firm that provides financial advisory services and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Proteon Board retained Wainwright to render an opinion as to the fairness, from a financial point of view, to Proteon of the Exchange Ratio based upon the foregoing qualifications, experience and expertise.

        Proteon paid Wainwright a fee of $75,000 at the time of its engagement and a fee of $250,000 for rendering its fairness opinion delivered in connection with the Merger. An additional transaction fee of $1,200,000 (inclusive of the retainer) is contingent on the consummation of the Merger. The $250,000 opinion fee was not contingent in whole or in part on the success of the Merger, or on the results of Wainwright's evaluation and analysis or upon the conclusions reached in Wainwright's opinion. In addition, Proteon agreed to reimburse Wainwright up to $50,000 for its reasonable, documented, out-of-pocket expenses, including reasonable documented fees and disbursements of its counsel. Proteon has also agreed to indemnify Wainwright against certain liabilities and other items that may arise out of the Proteon's engagement of Wainwright. The Proteon Board did not limit Wainwright in any way in the investigations it made or the procedures it followed in rendering its opinion.

        Wainwright has not had a material relationship with, nor otherwise received fees from Proteon or ArTara during the two years preceding the date of Wainwright's opinion. In the future, Wainwright may provide financial advisory and investment banking services to Proteon, ArTara or their respective affiliates for which Wainwright would expect to receive compensation.

        Consistent with applicable legal and regulatory requirements, Wainwright has adopted policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Wainwright's research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Proteon, ArTara and/or the Merger that differ from the views of its investment banking personnel.

Interests of the Proteon Directors and Executive Officers in the Merger

        In considering the recommendation of the Proteon Board with respect to the approval of the Merger Agreement, the Merger and the issuance of shares of Proteon common stock as contemplated by the Merger Agreement, and the Proteon Stockholder Matters, Proteon's stockholders should be aware that certain members of the Proteon Board and current and former executive officers of Proteon have interests in the Merger that may be different from, or in addition to, the interests of Proteon's stockholders. These interests relate to or arise from, among other things, severance benefits to which George Eldridge, Proteon's Senior Vice President, Chief Financial Officer, Treasurer and Secretary, would become entitled in the event of termination of his employment under certain circumstances, including the payment of Mr. Eldridge's annual incentive bonus in the event of the termination of his employment within 30 days prior to, or 12 months following, the consummation of the Merger, as specified below under "Golden Parachute Compensation".

        The Proteon Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that Proteon's stockholders approve the proposals to be presented to Proteon's stockholders for consideration at the Proteon special meeting as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

        As of September 30, 2019, Proteon's named executive officers and directors and such directors affiliated funds beneficially owned, in the aggregate, approximately 25.2% of the shares of Proteon common stock. Approval of Proposal Nos. 1 and 3 requires the affirmative vote of holders of a majority of Proteon common stock having voting power outstanding on the record date for the Proteon special meeting. Approval of Proposals Nos. 2, 4, and 5 requires the affirmative vote of a majority of the shares of Proteon common stock present in person or represented by proxy at the Proteon special meeting and entitled to vote thereupon. Certain Proteon officers and directors, and their affiliates, have also entered into support agreements in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled "Agreements Related to the Merger"in this proxy statement/prospectus/information statement.

Proteon Options

        As of September 30, 2019, Proteon's named executive officers and directors collectively owned unvested Proteon stock options covering 1,012,805 shares of Proteon common stock and vested Proteon stock option covering 1,281,482 shares of Proteon common stock. Timothy Noyes, Proteon's President and Chief Executive Officer, entered into a Separation Agreement with Proteon, effective as of September 30, 2019, pursuant to which, among other things, Mr. Noyes agreed to terminate all vested and unvested stock options in Proteon. Additionally, prior to the Closing, Mr. Eldridge and each member of the Proteon Board will enter into agreements to terminate all vested and unvested stock options in Proteon prior to the Effective Time.

        The following table presents certain information concerning the outstanding Proteon stock options held by each of Proteon's directors and named executive officers as of September 30, 2019 (all of which either already have been cancelled or will be cancelled for no consideration immediately prior to the Effective Time):

	Option Awards
Name	Number of Shares of Proteon Common Stock Underlying Unexercised Options (#) Exercisable		Number of Shares of Proteon Common Stock Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)		Option Expiration Date
Directors
Hubert Birner, Ph.D.	6,666		—	10.00	(1)	10/20/2024
	6,666		—	17.59	(2)	6/01/2025
	6,666		—	5.90	(2)	6/08/2026
	6,666		—	1.30	(2)	6/19/2027
	12,700		—	2.50	(2)	6/07/2028
Garen Bohlin	13,333		—	10.00	(1)	10/20/2024
	6,666		—	17.59	(2)	6/01/2025
	6,666		—	5.90	(2)	6/08/2026
	6,666		—	1.30	(2)	6/19/2027
	12,700		—	2.50	(2)	6/07/2028
John Freund M.D.	6,666		—	10.00	(1)	10/20/2024
	6,666		—	17.59	(2)	6/01/2025
	6,666		—	5.90	(2)	6/08/2026
	6,666		—	1.30	(2)	6/19/2027
	12,700		—	2.50	(2)	6/07/2028
Paul Hastings	13,333		—	9.00	(1)	10/20/2024
	6,666		—	1.30	(2)	6/19/2027
	12,700		—	2.50	(2)	6/07/2028
Officers
Timothy P. Noyes(3)	55,829	(4)	—	3.17		3/3/2019
	3,479	(4)	—	3.17		12/15/2019
	85,388	(4)	—	1.27		10/25/2021
	126,023	(4)	—	4.92		6/23/2024
	78,818	(4)	—	10.00		10/20/2024
	125,937	(4)	8,396	10.60		1/6/2025
	93,750	(4)	31,250	14.71		12/7/2025
	53,742	(4)	69,096	2.05		1/23/2027
	—	(4)	500,000	2.15		2/7/2028
George A. Eldridge(3)	126,023	(4)	—	4.92		6/23/2024
	50,445	(4)	3,363	10.60		1/6/2025
	24,750	(4)	8,250	14.71		12/7/2025
	23,239	(4)	29,880	2.05		1/23/2027
	—	(4)	200,000	2.85		1/16/2028

(1)
This option award vests with respect to 33% of the shares on the first anniversary of the date of grant, which was October 21, 2015, and with respect to the remaining shares in two equal installments on the second and third anniversary of the date of grant.

(2)
This option award vests with respect to 100% of the shares on the earlier of the (i) first anniversary of the date of grant or (ii) the next Annual Meeting of Proteon Stockholders.

(3)
Mr. Noyes entered into a Separation Agreement with Proteon, effective as of September 30, 2019, pursuant to which, among other things, Mr. Noyes agreed to terminate all vested and unvested stock options in Proteon. Additionally, prior to the Closing, Mr. Eldridge will enter into a separation agreement to terminate all vested and unvested stock options in Proteon prior to the Effective Time.

(4)
Reflects time-based options to purchase shares of our common stock that vest as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and thereafter vesting in equal quarterly installments over the following three years, subject to the executive's continued employment.

Merger-Related Compensation of Executive Officers

        Proteon entered into an amended and restated employment agreement with Mr. Eldridge, which was effective upon the completion of our initial public offering in 2014 and amended as of March 15, 2017, which provides that Mr. Eldridge is eligible to receive certain severance payments and benefits upon an involuntary termination of employment, as for fully described below. These severance and change in control arrangements were designed to retain Mr. Eldridge as a key executive as Proteon competes for talented executives in the marketplace where such protections are commonly offered.

        Mr. Eldridge's employment agreement, among other things, provides that Mr. Eldridge is entitled to an annual base salary, currently in 2019 equal to $377,810, and that he is eligible for an annual incentive bonus, currently 40% of his base salary. The Proteon Board determines his actual bonus amount based on its assessment of Proteon's and his individual performance during the year.

        Under Mr. Eldridge's employment agreement, if his employment is terminated by Proteon without cause or by reason of constructive termination (as these terms are defined in the employment agreement), he will be entitled to receive (i) cash severance equal to 12 months of his base salary or, in the event constructive termination (as defined in the employment agreement) occurs within 30 days prior to or 365 days following a corporate transaction (as defined in the employment agreement), including the Merger, 12 months plus an amount equal to his annual incentive bonus prorated to reflect the number of days worked during that fiscal year, (ii) reimbursement of his COBRA premiums for up to 12 months, and (iii) any unvested stock options or unvested restricted shares (excluding certain grants) shall vest in full if the termination occurs 30 days prior to or 365 days after a corporate transaction, including the Merger. Mr. Eldridge's right to receive these severance benefits is subject to his providing a release of claims in favor of Proteon.

        Proteon currently expects Mr. Eldridge to be employed with Proteon through at least the 30th day prior to the Effective Time, and, as such, Mr. Eldridge will be entitled to the higher cash severance and to acceleration of vesting on all of his stock options as described in clauses (i) and (iii) above. Mr. Eldridge will enter into a separation agreement prior to the Effective Time, pursuant to which, among other things, Mr. Eldirdge will agree to terminate all vested and unvested stock options in Proteon prior to the Effective Time.

Indemnification and Insurance

        For a discussion of the indemnification and insurance provisions related to the Proteon directors and officers under the Merger Agreement, please see the section titled "The Merger—Interests of the ArTara Directors and Executive Officers in the Merger—Indemnification and Insurance."

"Golden Parachute" Compensation

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Merger that may become payable to Mr. Eldridge, in accordance with securities and exchange commission rules and as determined as of the end of Proteon's 2018 fiscal year. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section Proteon uses this term to describe this Merger-related compensation payable to Mr. Eldridge in his capacity as Chief Financial Officer. No other executive officer of Proteon is entitled to any Merger-related compensation.

        The table below summarize potential golden parachute compensation, if any, that Mr. Eldridge could be entitled to receive from Proteon if the Merger is completed and Mr. Eldridge continues to be an employee of Proteon until at least the 30th day prior to the Effective Time. It is currently expected that Mr. Eldridge will not continue to be employed by Proteon following the Closing and, accordingly, will be entitled to receive the severance and other benefits described above and below, which are contingent on a termination of employment. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Accordingly, the actual amounts, if any, to be received may differ in material respects from the amounts set forth in the table below.

        For purposes of calculating such potential golden parachute compensation, Proteon has assumed that the Merger will occur on December 18, 2019 and has further assumed that Mr. Eldridge will incur a termination of employment on such date that would entitle him to the benefits described in the table below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisties / Benefits ($)(3)	Total
George Eldridge	$522,637	—	$23,938	$546,575

(1)
Represents a cash severance to be paid with respect to Mr. Eldridge's employment agreement, as futher described under "—Interests of the Proteon Directors and Executive Officers in the Merger—Merger-Related Compensation of Executive Officers," in an amount equal to the sum of (i) $377,810 representing the 12 months of severance to be paid to Mr. Eldridge upon a termination of employment without "cause" (as defined in Mr. Eldridge's employment agreement) and (ii) $144,827 representing the maximum amount of his annual incentive bonus for fiscal 2019 prorated to reflect the number of days worked during the 2019 fiscal year.

(2)
Represents the value associated with Mr. Eldridge's equity accelerated in connection with the Merger as Mr. Eldridge has agreed to terminate all of his stock options, vested and unvested, effective with his termination at the time of the Closing of the Merger.

(3)
Represents the after-tax portion of COBRA premiums Mr. Eldridge is currently entitled to receive for up to 12 months. The payment of these COBRA premiums are not considered Merger-related compensation, as Mr. Eldridge is entitled to receive these payments in connection with the termination of his employment without "cause", whether in connection with the Merger or not.

Interests of the ArTara Directors and Executive Officers in the Merger

        In considering the recommendation of the ArTara Board with respect to adopting the Merger Agreement, ArTara's stockholders should be aware that members of the ArTara Board and the executive officers of ArTara may have interests in the Merger that may be different from, or in addition to, the interests of ArTara's stockholders. Each of the Proteon Board and the ArTara Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that Proteon's stockholders approve the proposals to be presented to Proteon's stockholders for consideration at the Proteon special meeting as contemplated by this proxy statement/prospectus/information statement, and that ArTara's stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

        As described elsewhere in this proxy statement/prospectus/information statement, including in the section titled "Management Following the Merger," ArTara's directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the Merger.

Management Following the Merger

        The following table provides information regarding the expected directors and executive officers of the combined company following the closing of the Merger:

Name	Age	Position
Luke Beshar	61	Chairman of the Board
Scott Braunstein, M.D.	55	Director
		Director
Roger Garceau, M.D.	65	Director
Michael Solomon, Ph.D.	49	Director
Jesse Shefferman	48	Chief Executive Officer, President and Director
Jacqueline Zummo, Ph.D., MPH, MBA	39	Senior Vice President, Research Operations
Julio Casoy, M.D.	68	Chief Medical Officer

Board of Directors

        In addition to the following directors, ArTara is also currently interviewing potential candidates to join the combined company's board of directors following the Merger.

Merger Consideration

        For a discussion of merger consideration and the Exchange Ratio, please see the section titled "The Merger Agreement—Merger Consideration and Exchange Ratio" beginning on page 138.

Treatment of Proteon Stock Options

        Prior to the Closing, the Proteon Board will have adopted appropriate resolutions to provide that each unexpired and unexercised Proteon stock option (other than certain stock options identified in the Merger Agreement), whether vested or unvested, shall be cancelled effective as of immediately prior to the Effective Time in accordance with the Proteon Therapeutics, Inc. Amended and Restated 2006 Equity Incentive Plan and the Proteon Therapeutics, Inc. Amended and Restated 2014 Equity Incentive Plan, as applicable.

Treatment of ArTara Stock Options and Restricted Stock Awards

        For a discussion of the treatment of ArTara stock options and restricted stock awards, please see the section titled "The Merger Agreement—Treatment of ArTara Stock Options and Restricted Stock Awards" beginning on page 143.

Merger Expenses

        For a discussion of the Merger related expenses, please see the section titled "The Merger Agreement—Expenses" beginning on page 161.

Effective Time of the Merger

        The Merger Agreement requires the parties to consummate the Merger after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived. The Merger will become effective upon the filing of a certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Proteon and ArTara and specified in the certificate of Merger. Neither Proteon nor ArTara can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

        In the United States, Proteon must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Proteon common stock to ArTara's stockholders in connection with the transactions contemplated by the Merger Agreement and shares of Proteon capital stock to the Investors in the Private Placement and the filing of this proxy statement/prospectus/information statement with the SEC. Proteon does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.

Certain Material U.S. Federal Income Tax Consequences of the Merger

        The following is a discussion of certain material U.S. federal income tax consequences of the Merger that are applicable to U.S. holders (as defined below) who exchange shares of ArTara capital stock for shares of Proteon common stock in the Merger, assuming that the Merger is consummated in the manner described in the Merger Agreement and in this proxy statement/prospectus/information statement, but does not purport to be a complete analysis of all potential tax effects. This summary is based upon current provisions of the Code, existing Treasury regulations, judicial decisions, and published rulings and administrative pronouncements of the IRS,, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to ArTara stockholders as described in this summary.

        This discussion does not address all U.S. federal income tax consequences relevant to a ArTara stockholder. In addition, it does not address consequences relevant to ArTara stockholders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation to ArTara stockholders that are:

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  persons who do not hold their ArTara capital stock as a "capital asset" within the meaning of Section 1221 of the Code;

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  brokers, dealers or traders in securities; banks; insurance companies; other financial institutions; mutual funds;

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  real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

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  pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

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  persons who are not U.S. holders (as defined below);

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  stockholders who are subject to the alternative minimum tax provisions of the Code;

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  persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction;

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  persons that have a functional currency other than the U.S. dollar; traders in securities who elect to apply a mark-to-market method of accounting;

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  persons who hold shares of ArTara capital stock that may constitute "qualified small business stock" under Section 1202 of the Code or as "Section 1244 stock" for purposes of Section 1244 of the Code;

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  persons who elect to apply the provisions of Section 1400Z-2 to any gains realized in the Merger;

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  persons who acquired their shares of stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

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  persons subject to special tax accounting rules as a result of any item of gross income with respect to ArTara common stock being taken into account in an "applicable financial statement" (as defined in the Code);

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  persons deemed to sell ArTara capital stock under the constructive sale provisions of the Code;

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  persons who acquired their shares of stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

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  certain expatriates or former citizens or long-term residents of the United States.

        ArTara stockholders subject to particular U.S. or non-U.S. tax rules that are described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the Merger.

        If an entity that is treated as a partnership for U.S. federal income tax purposes holds ArTara capital stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding ArTara capital stock or any other person not addressed by this discussion, you should consult your tax advisors regarding the tax consequences of the Merger.

        In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Merger, whether or not they are in connection with the Merger, including, without limitation, transactions in which shares of ArTara capital stock are acquired or disposed of other than in exchange for shares of Proteon common stock in the Merger; (b) the tax consequences to holders of options or warrants issued by ArTara which are assumed in connection with the Merger; (c) the tax consequences of the ownership of shares of Proteon common stock following the Merger; (d) any U.S. federal non-income tax consequences of the Merger, including estate, gift or other tax consequences; (e) any state, local or non-U.S. tax consequences of the Merger; or (f) the Medicare contribution tax on net investment income. No ruling from the Internal Revenue Service (the "IRS"), has been or will be requested in connection with the Merger. ArTara stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.

Definition of "U.S. Holder"

        For purposes of this discussion, a "U.S. holder" is a beneficial owner of ArTara capital stock that is, for U.S. federal income tax purposes:

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  an individual who is a citizen or resident of the United States;

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  a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

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  a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

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  an estate, the income of which is subject to U.S. federal income tax regardless of its source.

Treatment of U.S. Holders in the Merger

        If the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, ArTara stockholders generally will not recognize gain or loss upon the exchange of their ArTara capital stock for Proteon common stock, except to the extent of cash received in lieu of a fractional share of Proteon common stock as described below. ArTara stockholders generally will obtain a basis in the Proteon common stock they receive in the Merger equal to their basis in the ArTara capital stock exchanged therefor, reduced by the amount of basis allocable to any fractional share of Proteon common stock. The holding period of the shares of Proteon common stock received by a ArTara stockholder in the Merger will include the holding period of the shares of ArTara capital stock surrendered in exchange therefor. A U.S. holder who receives cash in lieu of a fractional share of Proteon common stock will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder's tax basis allocable to such fractional share. Such gain or loss will be a long-term capital gain or loss, if the U.S. holder's holding period in the ArTara capital stock surrendered in the Merger is greater than one year as of the date of the Closing. Under current law, the deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of ArTara capital stock acquired by ArTara stockholders at different times for different prices, such ArTara stockholders must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the Merger.

        If the Merger is not treated as a reorganization within the meaning of Section 368(a) of the Code or as a contribution and exchange under Section 351 of the Code, then each U.S. holder generally will be treated as exchanging its ArTara capital stock in a fully taxable transaction in exchange for Proteon common stock and any cash received in lieu of a fractional share. ArTara stockholders will generally recognize capital gain or loss in such exchange equal to the amount that such ArTara stockholder's adjusted tax basis in the ArTara capital stock surrendered is less or more than the fair market value of the Proteon common stock and any cash in lieu of a fractional share received in exchange therefor. Any recognized capital gain or capital loss will be long-term capital gain or capital loss, if the U.S. holder has held the shares of ArTara capital stock for more than one year. The deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of ArTara capital stock and Proteon common stock, ArTara stockholders who acquired their ArTara capital stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the Merger.

        Holders of ArTara capital stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Merger in light of their personal circumstances and the consequences to them under state, local and non-U.S. tax laws and other federal tax laws.

Information Reporting and Backup Withholding

        If the Merger is a reorganization within the meaning of Section 368(a) of the Code, each U.S. holder who receives shares of Proteon common stock in the Merger is required to retain permanent records pertaining to the Merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. U.S. holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of ArTara are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder's tax basis in such holder's ArTara capital stock surrendered in the Merger, the fair market value of such stock, the date of the Merger and the name and employer identification number of each of ArTara and Proteon. U.S. holders are urged to consult with their tax advisors to comply with these rules.

        A U.S. holder of ArTara capital stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the Merger. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a U.S. holder of ArTara capital stock, if any, provided the required information is timely furnished to the IRS. ArTara stockholders should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.

        The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular ArTara stockholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Merger to you.

Nasdaq Stock Market Listing

        Proteon common stock currently is listed on Nasdaq under the symbol "PRTO." Proteon has agreed to (i) maintain its existing listing on Nasdaq until the Effective Time and obtain approval of the listing of the combined corporation on Nasdaq, (ii) prepare and submit to Nasdaq a notification form for the listing of the shares of Proteon common stock to be issued in connection with the Contemplated Transactions (including, without limitation, the Series A Preferred Automatic Conversion), and to cause such shares to be approved for listing (subject to official notice of issuance), (iii) effect the Reverse Split and (iv) to the extent required by Nasdaq Marketplace Rule 5110, prepare and file the Nasdaq Listing Application and cause such listing application to be conditionally approved for listing prior to the Effective Time.

        In addition, under the Merger Agreement, each of ArTara's and Proteon's obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Proteon common stock to be issued in the Merger have been approved for listing on Nasdaq as of the closing of the Merger.

        If the Nasdaq Listing Application is accepted, Proteon anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the Merger under the trading symbol "TARA."

Anticipated Accounting Treatment

        The Merger will be accounted for using acquisition accounting in accordance with U.S. GAAP. Under acquisition accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Proteon as of the Effective Time will be recorded at their respective fair values and added to those of ArTara. Any excess of purchase price over the fair values is recorded as goodwill. The consolidated financial statements of ArTara issued after the Merger would reflect these fair values and would not be restated retroactively to reflect the historical condensed consolidated financial position or results of operations of Proteon. From the date of the consummation of the Merger, the historical consolidated financial statements of ArTara become the historical consolidated financial statements of the registrant. The pro forma adjustments are described in the accompanying notes presented on the following pages.

Appraisal Rights

        Under the DGCL, Proteon stockholders are not entitled to appraisal rights in connection with the Merger.

        ArTara stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

        The discussion below is not a complete summary regarding ArTara stockholders' appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that ArTara stockholders exercise their appraisal rights under Delaware law.

        Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within 10 days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.

        If the Merger is completed, within 10 days after the effective date of the Merger, ArTara will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of ArTara capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to ArTara within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform ArTara of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of ArTara capital stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to ArTara Therapeutics, Inc., 1 Little W. 12th Street, New York, NY 10014, Attention: Secretary, and should be executed by, or on behalf of, the record holder of shares of ArTara capital stock. ALL DEMANDS MUST BE RECEIVED BY ARTARA WITHIN 20 DAYS AFTER THE DATE ARTARA MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

        If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of ArTara capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of ArTara capital stock.

        To be effective, a demand for appraisal by a holder of shares of ArTara capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder's name appears on the stockholder's stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to ArTara. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner's right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.

        If you hold your shares of ArTara capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

        At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder's demand and accept the terms of the Merger by delivering a written withdrawal to ArTara. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of ArTara capital stock.

        Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder's written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with

Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and ArTara, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder's previously written demand for appraisal.

        If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

        After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the "fair value" of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

        In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company."

        Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

        Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her ArTara capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

        Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

        The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Appendix A to this proxy statement/prospectus/information statement and is incorporated by reference. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Proteon, ArTara or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

        The Merger Agreement contains representations and warranties that Proteon and Merger Sub, on the one hand, and ArTara, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if such statements made in the representations and warranties prove to be incorrect. In addition, the assertions made in the representations and warranties are qualified by the information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While Proteon and ArTara do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Proteon, ArTara or Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Proteon and Merger Sub on the one hand, and ArTara on the other hand, and are modified by the disclosure schedules.

Structure

        Under the Merger Agreement, Merger Sub, a wholly owned subsidiary of Proteon formed in connection with the Merger, will merge with and into ArTara, with ArTara surviving as a wholly owned subsidiary of Proteon.

Completion and Effectiveness of the Merger

        The Merger will be completed as promptly as practicable (but no later than the second business day) after all of the conditions to completion of the Merger are satisfied or waived, including the approval of the stockholders of Proteon and ArTara, unless earlier terminated in accordance with the terms of the Merger Agreement. For more information on termination rights, see the section entitled "Termination and Termination Rights" below. The Merger is anticipated to occur after the Proteon special meeting, which is further described on page 91. Proteon and ArTara, however, cannot predict the exact timing of the completion of the Merger because it is subject to various conditions.

Merger Consideration and Exchange Ratio

Merger Consideration

        At the Effective Time, each share of ArTara capital stock outstanding immediately prior to the Effective Time (including shares to be issued immediately prior to the Effective Time in connection with the exercise of the ArTara stock options but excluding any (i) shares held by ArTara stockholders who have exercised and perfected appraisal rights for such shares in accordance with the DGCL and (ii) shares of ArTara common stock held as treasury stock or held or owned by ArTara, any subsidiary of ArTara or Merger Sub, which will be canceled without consideration) will be automatically converted solely into the right to receive a number of shares of Proteon common stock equal to the Exchange Ratio.

        No fractional shares of Proteon common stock will be issued in connection with the Merger. Instead, each ArTara stockholder who otherwise would be entitled to receive a fractional share of Proteon common stock (after aggregating all fractional shares of Proteon common stock issuable to such holder following the Merger and the Private Placement) will be entitled to receive an amount in cash, rounded to the nearest whole cent and without interest, determined by multiplying such fraction by the Proteon Common Stock Purchase Price.

Exchange Ratio

        The Exchange Ratio is derived based upon an ArTara fixed valuation of $20 million and a Proteon base valuation of $7.25 million. The Proteon base valuation is subject to adjustment based upon the Target Proteon Net Cash (as defined below) relative to a range between $2,950,000 and $3,550,000, as further described below, the lower end of which range is subject to further adjustment based upon, among other things, the timing of the filing of this Registration Statement, and whether ArTara seeks to prevent the divestiture of the PAD (peripheral arterial disease) assets, which would result in a $400,000 reduction of the lower end of the range. As of the date of this proxy statement/prospectus/information statement, it is anticipated that immediately following the consummation of the Merger, the holders of ArTara capital stock (including the holders of any outstanding and unexercised options to purchase ArTara capital stock) immediately prior to the Merger shall hold approximately 73.39% of the fully diluted shares of Proteon capital stock outstanding immediately following the Merger, and the holders of Proteon common stock immediately prior to the Merger shall hold approximately 26.61% of the fully diluted shares of Proteon capital stock outstanding immediately following the Merger, in each case, after giving effect to the Series A Preferred Stock Automatic Conversion and the Reverse Split but without giving effect to the Private Placement.

        The Exchange Ratio will be adjusted to the extent that Proteon's net cash is greater than $3,550,000 or less than $2,950,000 (collectively, the "Target Proteon Net Cash Range"); provided, however, that (i) if the initial filing of this Registration Statement is made after October 15, 2019, then the lower limit of the Target Proteon Net Cash Range shall be decreased by $200,000, (ii) if the initial filing of this Registration Statement is made by Proteon after October 30, 2019, then the lower limit of the Target Proteon Net Cash Range shall be decreased by an additional $250,000 (with additional decreases of $250,000 to be made for delayed filings each 16th and 1st of each month, commencing November 1, 2019), (iii) if ArTara does not provide Proteon with the No Divestiture Notice (as defined below in the section titled "The Merger Agreement—Potential Divestiture") requesting that Proteon not enter into any Divestiture Transaction (defined below) and, if prior to receipt of the No Divestiture Notice, Proteon has not provided to ArTara a Divestiture Notice (as defined below in the section titled "The Merger Agreement—Potential Divestiture"), then the lower limit of the Target Proteon Net Cash Range shall be decreased by 100% of the costs and expenses that Proteon incurs to maintain the divestiture assets through closing, and (iv) if ArTara provides the No Divestiture Notice to Proteon, and if, prior to receipt of the No Divesture Notice, Proteon has not provided a Divestiture Notice, then the lower limit of the Target Proteon Net Cash Range shall be decreased by $400,000. The Exchange Ratio includes ArTara's outstanding stock options and Proteon's outstanding stock options and the number of shares of Proteon common stock issuable upon conversion of all outstanding shares of Series A Preferred Stock of Proteon.

        As currently anticipated and assuming a $42.5 million investment in the Private Placement, after the consummation of the Merger and the closing of the Private Placement, the outstanding equity of Proteon (on a fully diluted basis) will be held approximately as follows: holders of former ArTara capital stock shall hold approximately 28.67%; Private Placement Investors shall hold approximately 60.93%; and holders of pre-Merger Proteon common stock shall hold approximately 10.39%, subject to the adjustments described above. As currently anticipated, assuming the Reverse Split to be effected at a ratio equal to one new share for every 40 shares of issued Proteon common stock outstanding immediately prior to the Reverse Split effective time, the Exchange Ratio is expected to be approximately 0.191196. The Exchange Ratio is the quotient obtained by dividing the number of ArTara Merger Shares (as defined below) by the ArTara Outstanding Shares (as defined below), where:

    •
    "Adjusted Proteon Valuation" means the Proteon Base Valuation Amount, plus the amount (if any) by which the Proteon Net Cash as finally determined exceeds the upper limit of the Target Proteon Net Cash Range or minus the amount (if any) by which the final Proteon Net Cash is less than the lower limit of the Target Proteon Net Cash Range; provided, for the avoidance of doubt, that if the final Proteon Net Cash is within the Target Proteon Net Cash Range (including in the event the final Proteon Net Cash equals either the upper limit or lower limit of the Target Proteon Net Cash Range), then no adjustment shall be made and the Adjusted Proteon Valuation shall equal the Proteon Base Valuation Amount;

    •
    "Aggregate Valuation" means the sum of (a) the ArTara Valuation, plus (b) the Adjusted Proteon Valuation;

    •
    "ArTara Allocation Percentage" the amount, expressed as a percentage, equal to 1.00 minus the Proteon Allocation Percentage (expressed as a decimal rounded to six decimal places);

    •
    "ArTara Merger Shares" means the product (rounded down to the nearest whole number) determined by multiplying (i) the Post-Closing Proteon Shares by (ii) the ArTara Allocation Percentage;

    •
    "ArTara Outstanding Shares" means the total number of shares of ArTara capital stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to ArTara common stock basis, assuming, without limitation or duplication, (i) the exercise of all ArTara stock options outstanding immediately prior to the Effective Time (whether then vested or unvested, exercisable or not exercisable); and (ii) the issuance immediately prior to the Effective Time of all shares of ArTara capital stock issuable in respect of either (1) any and all other options, warrants or rights outstanding immediately prior to the Effective Time (whether then vested or unvested, exercisable or not exercisable), or (2) any and all options, warrants or rights triggered by or associated with the consummation of the Merger (whether then vested or unvested, exercisable or not exercisable);

    •
    "ArTara Valuation" means $20,000,000;

    •
    "Divestiture Assets" means Proteon's intellectual property rights, quantities of vonapanitase owned or held by or on behalf of Proteon and other assets of Proteon, in each case only if and to the extent necessary or useful to the development, manufacture, use or commercialization of pharmaceutical products for the treatment of peripheral arterial disease. "Divestiture Assets" shall not include (i) any of Proteon's assets (including, without limitation, Proteon's intellectual property rights and Proteon's know-how and confidential information) used by Proteon in its research and development programs (other than Proteon's vonapanitase research and development program for the treatment of peripheral arterial disease (the "PAD Program")), (ii) Proteon contracts that pertain to Proteon's research and development programs other than the PAD Program, (iii) pre-clinical data and clinical data generated pursuant to Proteon's research and development programs other than the PAD Program, in the case of each of items referred to in the foregoing clauses (i) through (iii), such items shall be excluded from the Divestiture Assets only if and to the extent that such items are not necessary or useful to the development, manufacture, use or commercialization of pharmaceutical products for the treatment of peripheral arterial disease;

    •
    A "Divestiture Transaction" means a transaction pursuant to which Proteon shall sell, assign, convey, license or otherwise transfer the Divestiture Assets on or prior to the closing date of the Merger pursuant to bona fide arms' length transaction documents;

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    "Post-Closing Proteon Shares" means the quotient (rounded down to the nearest whole number) determined by dividing (i) the Proteon Outstanding Shares by (ii) the Proteon Allocation Percentage (expressed as a decimal rounded to six decimal places);

    •
    "Proteon Outstanding Shares" means, subject to the Series A Preferred Automatic Conversion and the Reverse Split, the total number of shares of Proteon common stock outstanding immediately prior to the Effective Time determined on a fully-diluted, as-converted to, and as-exercised for, and as-issued for, Proteon common stock basis after giving effect to the Series A Preferred Automatic Conversion (assuming solely for purposes of this definition that the Series A Preferred Automatic Conversion is effected immediately prior to the Effective Time and after giving effect to the Reverse Split) and assuming, without limitation or duplication, (i) the exercise of all Proteon stock options outstanding immediately prior to the Effective Time (whether then vested or unvested and/or exercisable or not exercisable), but only to the extent that such Proteon stock options are not cancelled or terminated at the Effective Time or otherwise and are not exercised prior to the Effective Time, and (ii) the issuance immediately prior to the Effective Time of all shares of Proteon common stock issuable in respect of either (1) any and all other options, warrants or rights outstanding immediately prior to the Effective Time (whether then vested or unvested, exercisable or not exercisable), but only to the extent that such other options, warrants or rights are not cancelled or terminated at or prior to the Effective Time pursuant to the terms thereof or otherwise and are not exercised prior to the Effective Time, or (2) any and all options, warrants or rights triggered by or associated with the consummation of the Merger (whether vested or unvested, exercisable or not exercisable), but only to the extent that such options, warrants or rights are not cancelled or terminated at or prior to the Effective Time pursuant to the terms thereof or otherwise and are not exercised prior to the Effective Time;

    •
    "Proteon Allocation Percentage" means the quotient determined by dividing (i) the Adjusted Proteon Valuation by (ii) the Aggregate Valuation;

    •
    "Proteon Base Valuation" is $7,250,000;

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    "Proteon Net Cash" means, without duplication, (i) the sum of all cash and cash equivalents, short-term investments, accrued investment interest receivable, any remaining prepaid amount applicable to the period commencing on the closing date of the Merger for the existing directors' and officers' insurance policies and annual Nasdaq listing payments, and any prepaid refundable deposits, in each case, of Proteon as of the Determination Date, calculated in a manner consistent with the manner in which such items were historically determined and in accordance with Proteon's audited financial statements, plus (ii) the aggregate cash proceeds of all Divestiture Transactions actually received by Proteon on or prior to the closing date of the Merger without any contingency and excluding, for the avoidance of doubt, any earn-out, royalties, escrow, holdback or other contingent payment amounts, less (iii) the sum of Proteon's short and long term liabilities, including accounts payable and accrued expenses (without duplication of any expenses accounted for herein) and in connection with any Divestiture Transactions, in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined in accordance with Proteon's audited financial statements and interim balance sheet, less (iv) all liabilities of Proteon to any current or former officer, director, employee, consultant or independent contractor of Proteon or any other third party, including change of control payments, retention payments, severance and other employee-, consultant- or independent contractor-related termination costs, in each case payment of which is triggered by the Contemplated Transactions, including pursuant to any Proteon benefit plan, including but not limited to payments of deferred compensation, accrued but unpaid bonuses, accelerated vesting and accrued but unpaid vacation or paid time-off (including related employer taxes on all of the foregoing), regardless of whether or not such amounts are accrued or due as of the anticipated closing date and regardless of when paid or payable and regardless of whether such amounts will be paid or are payable as a result of actions taken at, or immediately prior to or immediately after the Effective Time, less (v) all payroll, employment or other withholding taxes incurred by Proteon and any Proteon associate (to the extent paid or to be paid by Proteon on behalf of such Proteon associate) in connection with any payment amounts set forth in (iv) or in connection with the exercise of any Proteon stock option on or prior to the Effective Time, less (vi) any cost and expense for which Proteon is liable (up to the unpaid retention or deductible payment amounts due under any insurance policy) with respect to any legal proceedings, less (vii) notice payments, fines or other payments to be made by Proteon in order to terminate any existing agreement to which Proteon is a party, less (viii) the Proteon Transaction Expenses and any other cost and expenses to be borne by Proteon under this Agreement, plus (ix) any transaction expenses and any other costs and expenses borne or to be borne by Proteon, on or before the closing of the Merger, for which ArTara is required to reimburse Proteon pursuant to this Agreement, regardless of whether such reimbursement is required to have been made or to be made by ArTara prior to, on or after the date of calculation of the Proteon Net Cash, but which, as of the date of calculation of the Proteon Net Cash, Proteon has not invoiced or otherwise requested reimbursement and/or Proteon has not received reimbursement; provided that, if the Effective Time occurs on or after January 1, 2020 and (A) the SEC has not reviewed or commented on this Registration Statement, 100% of any documented out-of-pocket cost and expenses arising out of preparing the audited financial statements in compliance with applicable laws to be included in Proteon's Annual Report on Form 10-K for the year ended December 31, 2019 shall not be deducted from the Proteon Net Cash or (B) the SEC has reviewed or commented on this Registration Statement, 50% of any documented out-of-pocket cost and expenses arising out of preparing the audited financial statements in compliance with applicable Laws to be included in Proteon's Annual Report on Form 10-K for the year ended December 31, 2019 shall be deducted from the Proteon Net Cash; provided, further, that notwithstanding anything to the contrary herein, in the event that the Effective Time occurs on or after January 1, 2020, any costs or expenses that Proteon has not incurred, but that Proteon is otherwise required to accrue under GAAP, related to preparing the audited financial statements in compliance with applicable laws to be included in Proteon's Annual Report on Form 10-K for the year ended December 31, 2019 will not be treated as liabilities of Proteon for purposes of calculating Proteon Net Cash; and

    •
    "Proteon Transaction Expenses" means all fees and expenses incurred at or prior to the Effective Time in connection with the Contemplated Transactions and the Merger Agreement for which Proteon is liable, including (a) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, finders and other advisors for which Proteon is liable, including, without limitation, for preparation of this proxy statement/prospectus/information statement, preparing responses to any SEC comments, drafting any charter amendments (and in each case, the related disclosure required in this proxy statement/

      prospectus/information statement) and; (b) 50% of (i) the fees paid to the SEC in connection with filing this proxy statement/prospectus/information statement with the SEC; (ii) all fees and expenses incurred in relation to the printing and mailing of this proxy statement/prospectus/information statement (including any financial statements and exhibits) and paid to a financial printer; (iii) the fees and expenses paid or payable to the exchange agent pursuant to the engagement agreement with the exchange agent; and (iv) any fees and expenses incurred by Proteon's transfer agent and the proxy solicitor (reasonably acceptable to the parties), in connection with the filing and distribution of this proxy statement/prospectus/information statement and any amendments and supplements thereto with the SEC (without duplication of the fees and expenses addressed in clause (b)(i) above); and (c) any unpaid premium payable by Proteon with respect to the directors' and officers' liability insurance "tail" policy. Proteon Transaction Expenses shall in no event include any fees and expenses incurred by Proteon or ArTara at or prior to the Effective Time in connection with the Private Placement and the Subscription Agreement, including, without limitation, (1) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of Proteon or ArTara, including, without limitation, for preparation, negotiation, execution and delivery of the Subscription Agreement and each other definitive agreement in connection with the Private Placement and the consummation of the Private Placement and any other transaction contemplated under the Subscription Agreement and each such other definitive agreement, and any amendments and supplements to any of the foregoing, (2) any fees and expenses incurred by Proteon's transfer agent in connection with the Private Placement; (3) any of the Nasdaq fees incurred in connection with the Private Placement; and (4) any of the fees and expenses (including reasonable fees and disbursements of counsel) in connection with the registration, qualification or exemption from registration or qualification (as well as any filings and filing fees in connection therewith) under the securities law of any State of the United States in connection with the offer, sale or issuance of shares of Proteon capital stock pursuant to the Private Placement.

Treatment of ArTara Stock Options and Restricted Stock Awards

        Under the terms of the Merger Agreement, each option to purchase shares of ArTara common stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase shares of Proteon common stock. Proteon will assume the ArTara 2017 Equity Incentive Plan and all rights with respect to each outstanding option to purchase ArTara common stock in accordance with its terms.

        Accordingly, from and after the Effective Time: (i) each outstanding ArTara stock option assumed by Proteon may be exercised solely for shares of Proteon common stock; (ii) the number of shares of Proteon common stock subject to each outstanding option assumed by Proteon will be determined by multiplying (A) the number of shares of ArTara common stock that were subject to such ArTara stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Proteon common stock; (iii) the per share exercise price for the Proteon common stock issuable upon exercise of each outstanding ArTara stock option assumed by Proteon will be determined by dividing (A) the per share exercise price of the ArTara common stock subject to such ArTara stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any ArTara stock option assumed by Proteon will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such ArTara stock option will remain unchanged, subject to certain exceptions.

        The combined company will file with the SEC, promptly after the Effective Time, a registration statement on Form S-8, if available for use by the combined company, relating to the shares of Proteon common stock issuable with respect to the ArTara stock options assumed by Proteon in accordance with the Merger Agreement.

        Each ArTara restricted stock award that is outstanding immediately prior to the Effective Time will be assumed by Proteon and the shares of Proteon common stock issued in exchange for such ArTara restricted stock award will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Proteon common stock shall accordingly be marked with appropriate legends.

Treatment of Proteon Stock Options

        Prior to the Closing, the Proteon Board will have adopted appropriate resolutions to provide that each unexpired and unexercised Proteon stock option (other than certain stock options identified in the Merger Agreement), whether vested or unvested, shall be cancelled effective as of immediately prior to the Effective Time in accordance with the Proteon Therapeutics, Inc. Amended and Restated 2006 Equity Incentive Plan and the Proteon Therapeutics, Inc. Amended and Restated 2014 Equity Incentive Plan, as applicable.

Directors and Officers of the Combined Company Following the Merger

        The Merger Agreement provides that the parties will use reasonable best efforts and take all necessary action so that immediately after the Effective Time, the Proteon Board is comprised of seven members, with five such members designated by ArTara, one such members designated by Proteon (who must be an "independent director" under the Nasdaq rules) and one such member being the Chief Executive Officer of Proteon following the Effective Time.

        The Merger Agreement also provides that, immediately after the Effective Time, Proteon will elect or appoint, as applicable, certain persons listed on Exhibit C to the Merger Agreement to the positions of officers of the combined company. If any of the officer appointees is unable or unwilling to serve as an officer of Proteon as of the Effective Time, the parties will mutually agree upon a successor.

Amendment and Restatement of the Certificate of Incorporation of Proteon

        Proteon agreed to amend and restated its certificate of incorporation to (i) effect the Reverse Split, (ii) reflect the Series A Preferred Automatic Conversion and the elimination of Proteon's Series A Preferred Stock Certificate of Designation, (iii) change Proteon's name to "ArTara Therapeutics, Inc." and (iii) make such other changes as are mutually agreeable to the parties.

Conditions to the Completion of the Merger

        The obligations of each party to consummate the Merger and the other Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the closing of the Merger, of the following conditions:

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  this Registration Statement must be effective in accordance with the provisions of the Securities Act, and must not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to this Registration Statement that has not been withdrawn;

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  there must not have been any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions issued by any court of competent jurisdiction or other governmental body of competent jurisdiction and remain in effect, and no law may have made the consummation of the Contemplated Transactions illegal;

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  the Proteon stockholders must have approved the amendment to Proteon's certificate of incorporation to effect the Reverse Split and the Series A Preferred Automatic Conversion immediately following the consummation of the Private Placement and approved the change of control resulting from the Merger pursuant to the Nasdaq rules;

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  ArTara must have delivered an action by written consent by the holders of a majority of the shares of ArTara common stock (i) adopting the Merger Agreement and approving the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that each such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) waiving any appraisal rights with respect to the shares received by such stockholder in connection with the Merger;

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  existing shares of Proteon common stock must have been continually listed on Nasdaq as of and from the date of the Merger Agreement through the closing of the Merger, the approval of the listing on Nasdaq of additional shares of Proteon common stock to be issued pursuant to the Series A Preferred Automatic Conversion shall have been obtained and the shares of Proteon common stock to be issued pursuant to the Merger Agreement must have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the Merger; and

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  Proteon must have file the amendment to its certificate of incorporation with the Secretary of State of the State of Delaware and, upon and by virtue of such filing, (i) the Reverse Split shall have been effected and consummated, and (ii) the Series A Preferred Automatic Conversion shall become effective and shall be consummated immediately following the consummation of the Private Placement.

        In addition, the obligation of Proteon and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

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    the representations and warranties of ArTara set forth in the Merger Agreement must be true and correct on and as of the closing date of the Merger except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a ArTara Material Adverse Effect (as defined below) (without giving effect to any reference therein to any materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations will be true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date);

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    ArTara must have materially performed and complied with all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

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    Proteon must have received from ArTara (i) an officer's certificate certifying (x) that certain conditions of the Merger Agreement have been duly satisfied and (y) that the information set forth in an allocation certificate delivered by ArTara related to ArTara's capitalization is true and accurate as of the closing date of the Merger; and (ii) the allocation certificate with regard to ArTara's capitalization;

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    Proteon must receive (i) an original signed statement from ArTara that ArTara is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a "United States real property holding corporation," as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations

      Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Proteon to deliver such notice to the IRS on behalf of ArTara following the closing of the Merger, each dated as of the closing date of the Merger, duly executed by an authorized officer of ArTara, and in form and substance reasonably acceptable to Proteon;

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    ArTara must not have experienced a ArTara Material Adverse Effect since the date of the Merger Agreement that is continuing;

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    the ArTara investor agreements must have been terminated;

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    Proteon must have received duly executed copies of the required ArTara lock-up agreements, each of which must be in full force and effect as of the closing of the Merger;

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    the holders of no more than 1% of the ArTara common stock outstanding as of the closing of the Merger may have exercised statutory appraisal rights with respect to such shares of ArTara common stock; and

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    the Subscription Agreement and each other definitive agreement in connection with the Private Placement must be in full force and effect; each party (other than Proteon) to the Subscription Agreement and each such other definitive agreement must be ready, able and willing to consummate the transactions contemplated under the Subscription Agreement and each such other definitive agreement in accordance with their respective terms; certain of the conditions precedent to the obligation of the parties to the Subscription Agreement and each such other definitive agreement to consummate the Private Placement and the other transactions contemplated under the Subscription Agreement and each such other definitive agreement must have been satisfied or waived; and upon consummation of the Private Placement in accordance with the terms of the Subscription Agreement and each such other definitive agreement, Proteon will receive gross proceeds from the Private Placement in an amount not less than $40 million.

        In addition, the obligation of ArTara to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

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    the representations and warranties of Proteon and Merger Sub set out in the Merger Agreement must be true and correct as of the date of the Merger Agreement on and as of the closing date of the Merger except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Proteon Material Adverse Effect (as defined below) (without giving effect to any reference therein to any materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations will have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date);

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    Proteon and Merger Sub each must have materially performed and complied with all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

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    ArTara must have received from Proteon (i) an officer's certificate confirming that certain conditions of the Merger Agreement have been duly satisfied; (ii) a certificate with respect to Proteon's capitalization; and (iii) a written resignation executed by each of the officers and directors of Proteon who will not continue as officers or directors of Proteon after the closing of the Merger;

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    Proteon must not have experienced a Proteon Material Adverse Effect since the date of the Merger Agreement that is continuing;

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    the Subscription Agreement and each other definitive agreement in connection with the Private Placement must be in full force and effect; each party (other than Proteon) to the Subscription Agreement and each such other definitive agreement must be ready, able and willing to consummate the transactions contemplated under the Subscription Agreement and each such other definitive agreement in accordance with their respective terms; certain of the conditions precedent to the obligation of the parties to the Subscription Agreement and each such other definitive agreement to consummate the Private Placement and the other transactions contemplated under the Subscription Agreement and each such other definitive agreement must have been satisfied or waived; and upon consummation of the Private Placement in accordance with the terms of the Subscription Agreement and each such other definitive agreement, Proteon will receive gross proceeds from the Private Placement in an amount not less than $40 million;

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    ArTara must have received duly executed copies of the required Proteon lock-up agreements, each of which must be in full force and effect as of the closing of the Merger;

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    Full satisfaction of certain liabilities of Proteon;

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    Proteon must have caused the Proteon Board to be constituted as set forth in the Merger Agreement to be effective as of the Effective Time;

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    ArTara must have received evidence that certain Proteon contracts have been terminated, assigned or fully performed by Proteon and all obligations of Proteon thereunder have been fully satisfied, waived or otherwise discharged, including any work or purchase orders, statement of work or verbal agreements;

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    the Proteon Net Cash balance as of the closing date of the Merger must not be less than $0; and

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    the holders of at least 77% of the outstanding shares of Proteon Series A Preferred Stock must have consented to effect the Series A Preferred Automatic Conversion, immediately following the consummation of the Private Placement, which consent was obtained concurrently with the execution of the Merger Agreement.

        "ArTara Material Adverse Effect" means any effect that, considered together with all other effects that have occurred prior to the date of determination of the occurrence of an ArTara Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of ArTara and its subsidiaries, taken as a whole; provided, however, that effects arising or resulting from the following shall not be taken into account in determining whether there has been an ArTara Material Adverse Effect: (a) general business, economic or political conditions affecting the industry in which ArTara and its subsidiaries operate, (b) any natural disaster or any acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) the failure of ArTara to meet internal or analysts' expectations or projections or the results of operations of ArTara, (e) any clinical trial programs or studies, including any adverse data, event or outcome arising out of or relating to any such programs or studies, (f) any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP), (g) resulting from the announcement of the Merger Agreement or the pendency of the Contemplated Transactions, or (h) resulting from the taking of any action, or the failure to take any action, by ArTara that is required to be taken or not taken by the Merger Agreement; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting ArTara and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which ArTara and its subsidiaries operate.

        "Proteon Material Adverse Effect" means any effect that, considered together with all other effects that have occurred prior to the date of determination of the occurrence of a Proteon Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Proteon and its subsidiaries, taken as a whole; provided, however, that effects arising or resulting from the following shall not be taken into account in determining whether there has been a Proteon Material Adverse Effect: (a) general business, economic or political conditions affecting the industry in which Proteon operates, (b) any natural disaster or any acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) the taking of any action required to be taken by the Merger Agreement, (e) any change in the stock price or trading volume of Proteon common stock (it being understood, however, that any effect causing or contributing to any change in stock price or trading volume of Proteon common stock may be taken into account in determining whether a Proteon Material Adverse Effect has occurred, unless such effects are otherwise excepted from this definition), (f) the failure of Proteon to meet internal or analysts' expectations or projections or the results of operations of Proteon; (g) any clinical trial programs or studies, including any adverse data, event or outcome arising out of or related to any such programs or studies; (h) any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP); (i) resulting from the announcement of the Merger Agreement or the pendency of the Contemplated Transactions (including, without limitation, any action, suit or proceeding against Proteon or any of its officers or directors that is seeking to challenge or restrain any of the Contemplated Transactions); or (j) resulting from the taking of any action or the failure to take any action, by Proteon that is required to be taken or not to be taken by the Merger Agreement, except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Proteon relative to other similarly situated companies in the industries in which Proteon operates.

Calculation of Proteon Net Cash

        At least four business days prior to the date of the Proteon special meeting, Proteon must deliver to ArTara a schedule (the "Proteon Cash Schedule") setting forth Proteon's good faith estimate of its expected Proteon Net Cash as prepared by Proteon's chief financial officer, together with the relevant work papers and back-up materials. The calculations and assumptions used in the Proteon Cash Schedule must be consistent with the presentation and methodologies used in preparing the Proteon Net Cash calculation, as applicable. Within three calendar days after Proteon delivers the Proteon Cash Schedule to ArTara (the "Response Date"), ArTara may dispute any part of such schedule by delivering a written notice (the "Dispute Notice") to that effect to Proteon. Any Dispute Notice must identify in reasonable detail the nature of any proposed revisions to such disputed schedule and will be accompanied by reasonably detailed materials supporting the basis for such proposed revisions. If ArTara delivers a Dispute Notice on or prior to the Response Date, then the parties will promptly meet and attempt to resolve the underlying dispute in good faith. If the parties agree on the amount of any of the deviations from the Proteon Cash Schedule within three calendar days after delivery of the Dispute Notice, the Proteon Net Cash they agree upon shall be final. If the parties, notwithstanding such good faith effort, fail to resolve such dispute within three calendar days, then the parties will jointly engage an independent accountant of national standing to make a written determination of Proteon Net Cash as promptly as practicable, and such independent accountant's determination will be final, absent manifest error or fraud. The fees and expenses of such accountant's will be allocated between Proteon and ArTara in the same proportion that the disputed amount of the Proteon Net Cash that was unsuccessfully disputed by such party (as finally determined by the accountant) bears to the total disputed amount of the Proteon Net Cash (and for the avoidance of doubt the portion of such fees and expenses to be paid by Proteon reduce the Proteon Net Cash); provided, however, that if the accountant takes longer than ten days to make its determination then ArTara at its election (x) pay the fees and expenses of the accountant or (y) deem any costs and expenses incurred by Proteon following such ten day period to be excluded from Proteon Net Cash. Proteon and ArTara will not be required to determine the Proteon Net Cash again, once determined, even though the closing date of the Merger may occur later than the anticipated closing date, except that either Proteon or ArTara may request a redetermination of the Proteon Net Cash if the closing date of the Merger is more than five business days after the anticipated closing date of the Merger.

Potential Divestiture

        Proteon may divest the Divestiture Assets; provided, however, that (a) if (i) there are any potential or contingent post-disposition liabilities of any amount or nature whatsoever for Proteon or its subsidiaries in connection with such disposition or (ii) any such disposition could negatively impact the treatment of the Merger as reorganization under Section 368(a) of the Code, then Proteon must seek ArTara's written consent (not to be unreasonably withheld, conditioned or delayed) prior to entering into a definitive agreement for such disposition and (b) Proteon must use reasonable efforts to structure the terms of any Divestiture Transaction so that such Divestiture Transaction is consummated no earlier than five business days prior to the closing date. The Contemplated Transactions may not be delayed by or conditioned upon the Divestiture Transaction. If the Divestiture Transaction is not completed at or prior to the Effective Time, the Divestiture Assets will be retained by Proteon.

        If ArTara provides written notice to Proteon at any time prior to the closing date of the Merger (the "No Divestiture Notice") requesting that Proteon not enter into a Divestiture Transaction with respect to any Divestiture Assets prior to the closing of the Merger, and if, prior to receipt of the No Divestiture Notice, Proteon has not given written notice to ArTara that Proteon has entered into, or promptly after the date of such written notice given by Proteon, will be entering into, a binding contract with a third party for a Divestiture Transaction with respect to any Divestiture Assets (any such written notice by Proteon, a "Proteon Divestiture Notice"), then, unless otherwise agreed in writing by ArTara, Proteon may not divest any Divestiture Assets subject to the No Divestiture Notice.

Representations and Warranties

        The Merger Agreement contains customary representations and warranties of the parties. ArTara represents and warrants to the following matters:

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    Due Organization; No Subsidiaries

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    Organizational Documents

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    Authority; Binding Nature of Agreement

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    Vote Required

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    Non-Contravention; Consents

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    Capitalization

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    Financial Statements

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    Absence of Changes

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    Absence of Undisclosed Liabilities

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    Title to Assets

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    Real Property; Leasehold

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    Intellectual Property

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    Agreements, Contracts and Commitments

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    Compliance; Permits; Restrictions

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    Legal Proceedings; Orders

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    Tax Matters

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    Employee and Labor Matters; Benefit Plans

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    Environmental Matters

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    Insurance

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    No Financial Advisors

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    Disclosure

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    Transactions with Affiliates

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    Anti-Bribery

        Proteon and Merger Sub represent and warrant to the following matters:

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    Due Organization; No Subsidiaries

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    Organizational Documents

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    Authority; Binding Nature of Agreement

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    Vote Required

    •
    Non-Contravention; Consents

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    Capitalization

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    SEC Filings; Financial Statements

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    Absence of Changes

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    Absence of Undisclosed Liabilities

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    Title to Assets

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    Real Property; Leasehold

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    Intellectual Property

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    Agreements, Contracts and Commitments

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    Compliance; Permits

    •
    Legal Proceedings; Orders

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    Tax Matters

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    Employee and Labor Matters; Benefit Plans

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    Environmental Matters

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    Transactions with Affiliates

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    Insurance

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    No Financial Advisors

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    Anti-Bribery

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    Valid Issuance

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    Opinion of Financial Advisor

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    Shell Company Status

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    Disclosure

        The representations and warranties of ArTara, Proteon and Merger Sub contained in the Merger Agreement or any certificate or instrument delivered pursuant to the Merger Agreement will terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and certain miscellaneous provisions of the Merger Agreement will survive the Effective Time.

Non-Solicitation

        Both Proteon and ArTara are prohibited by the terms of the Merger Agreement from (i) soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or taking any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry; (ii) furnishing any non-public information to any person in connection with or in response to an acquisition proposal or acquisition inquiry; (iii) engaging in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry; (iv) approving, endorsing or recommending any acquisition proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any acquisition transaction, other than a permitted confidentiality agreement; or (vi) publicly proposing to do any of the foregoing.

        Pursuant to the terms of the Merger Agreement, each of Proteon and ArTara agreed to immediately cease any existing discussions, negotiations and communications with any person relating to any acquisition proposal or acquisition inquiry that had not already been terminated as of the date of the Merger Agreement and request the destruction or return of any of such party's nonpublic information.

        Subject to certain restrictions and prior to obtaining the required Proteon stockholder vote (in the case of Proteon) or ArTara stockholder vote (in the case of ArTara), Proteon or ArTara, as applicable, may, however, provide non-public information to, and enter into discussions or negotiations with, any person that has made (and not withdrawn) a bona fide written acquisition proposal, which its board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes, or could be reasonably likely to result in, a superior offer if: (A) neither it nor its representatives have breached the non-solicitation restrictions in the Merger Agreement in any material respect, (B) its board of directors concludes in good faith based on the advice of outside legal counsel, that the failure to take such action could be reasonably likely to be inconsistent with the fiduciary duties of its board of directors under applicable law; (C) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions with, such person, it provides the other party written notice of the identity of such person and of its intention to furnish nonpublic information to, or enter into discussions with, such person, (D) it receives from such person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to it as those contained in the non-disclosure and confidentiality agreement, dated as of April 23, 2019 between ArTara and Proteon and which includes a customary standstill provision (only to the extent the failure to include such standstill provision is reasonably likely to be inconsistent with the fiduciary duties of its board of directors under applicable law), and (E) at least two business days prior to furnishing any such nonpublic information to such person, it furnishes such nonpublic information to the other party (to the extent such information has not previously been furnished to the other party).

        If Proteon or ArTara, or any of their respective representatives, receives an acquisition proposal or acquisition inquiry prior to the closing of the Merger, then such party will (within 24 hours) advise the other party orally and in writing of such acquisition proposal or acquisition inquiry (including the identity of the person making such acquisition proposal or acquisition inquiry and the material terms of the acquisition proposal or acquisition inquiry).

        An "acquisition proposal" means any offer or proposal, whether written or oral (other than an offer or proposal between the parties) contemplating or otherwise relating to any acquisition transaction with a party.

        An "acquisition inquiry" means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made between the parties) that would be reasonably likely to lead to an acquisition proposal.

        An "acquisition transaction" means any transaction or series of related transactions involving:

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  any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity; (ii) in which a person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries; or (iii) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

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  any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole (excluding any Divestiture Transaction).

        A "superior offer" means an unsolicited bona fide written acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to greater than 90% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement; and (b) is on terms and conditions that the Proteon Board or the ArTara Board, as applicable, determines in good faith following consultation with its outside legal counsel and outside financial advisors, if any, would reasonably be expected to be consummated in accordance with its terms and would result in a transaction that is more favorable, from a financial point of view, to Proteon's stockholders or ArTara's stockholders, as applicable, than the terms of the Contemplated Transactions; provided, that any such offer shall not be deemed to be a superior offer if any financing required to consummate the transaction contemplated by such offer is not reasonably capable of being obtained by such third party (after taking into account any revisions to the Contemplated Transactions offered by the other party).

Proteon Special Meeting

        Pursuant to the Merger Agreement, promptly after this Registration Statement has been declared effective by the SEC under the Securities Act, Proteon will take all action necessary under applicable law to call, give notice of and hold the Proteon special meeting to vote on: (i) the amendment of Proteon's certificate of incorporation to effect the Reverse Split; (ii) the change of control resulting from the Merger pursuant to the Nasdaq rules; (iii) the amendment of Proteon's certificate of incorporation to effect the Series A Preferred Automatic Conversion immediately following the consummation of the Private Placement; and (iv) the EIP Amendment.

        The Proteon special meeting shall be held as promptly as practicable after this Registration Statement is declared effective under the Securities Act and in any event no later than 50 calendar days thereafter. Proteon will take reasonable measures to ensure that all proxies solicited in connection with the Proteon special meeting are solicited in compliance with all applicable law. If, on or before the date of the Proteon special meeting, Proteon reasonably believes that it (i) will not receive proxies sufficient to obtain the required approvals or (ii) will not have sufficient shares of Proteon common stock represented to constitute a quorum necessary to conduct the business of the Proteon special meeting, Proteon may postpone or adjourn, or make one or more successive postponements or adjournments of, the Proteon special meeting by up to 20 calendar days.

        Proteon agreed that, subject to certain exceptions in the Merger Agreement: (i) the Proteon Board will recommend that the Proteon stockholders vote to approve the Proteon Common Stockholder Matters; (ii) this proxy statement/prospectus/information statement would include a statement to the effect that the Proteon Board recommends that the Proteon stockholders vote to approve the Proteon Common Stockholder Matters, (the "Proteon Board Recommendation"); (iii) the Proteon Board Recommendation would not be withheld, amended, withdrawn or modified (and the Proteon Board would not publicly propose to withhold, amend, withdraw or modify the Proteon Board Recommendation) in a manner adverse to ArTara (the actions set forth in the foregoing clause (iii), collectively, a "Proteon Board Adverse Recommendation Change"); and (iv) other than a permitted confidentiality agreement, neither Proteon nor its affiliates shall enter into any agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any acquisition proposal, submit any acquisition proposal to the vote of any stockholders of Proteon or resolve, propose or agree to do any of the foregoing.

        The terms of the Merger Agreement provide that, if at any time prior to the approval of the Proteon Common Stockholder Matters, Proteon receives a written acquisition proposal (which did not arise out of a material breach of the Merger Agreement) from any person that has not been withdrawn and after consultation with outside legal counsel, the Proteon Board has determined, in good faith, that such acquisition proposal is a superior offer, the Proteon Board may make a Proteon Board Adverse Recommendation Change, if and only if: (A) the Proteon Board determines in good faith, after consultation with outside legal counsel, that the failure to do so could be inconsistent with the fiduciary duties of the Proteon Board to the stockholders of Proteon under applicable law; (B) Proteon has given ArTara prior written notice of its intention to make the Proteon Board Adverse Recommendation Change or terminate the Merger Agreement at least four business days prior to making the Proteon Board Adverse Recommendation Change or terminating the Merger Agreement (a "Determination Notice") (which notice will not constitute a Proteon Board Adverse Recommendation Change); and (C) (1) Proteon has provided to ArTara the material terms and conditions and written material relating to the acquisition proposal in accordance with the Merger Agreement, (2) Proteon has given ArTara four business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal and has made its representatives reasonably available to negotiate in good faith with ArTara with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by ArTara, if any, after consultation with outside legal counsel, the Proteon Board has determined, in good faith, that such acquisition proposal is a superior offer and that the failure to make the Proteon Board Adverse Recommendation Change or terminate the Merger Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the Proteon Board to the Proteon stockholders under applicable law. The provisions of the Merger Agreement described in this paragraph also apply to any material change to the facts and circumstances relating to such acquisition proposal and a new Determination Notice would be required following any such material change, except that the references to four business days in this paragraph would be deemed to be three business days.

        The terms of the Merger Agreement also provide that, other than in connection with an acquisition proposal, the Proteon Board may make a Proteon Board Adverse Recommendation Change in response to a material development or change in circumstances (other than an acquisition proposal) that affects the business, assets or operations of Proteon that occurs or arises after the date of the Merger Agreement and was neither known to Proteon or the Proteon Board nor reasonably foreseeable as of the date of the Merger Agreement (a "Proteon Change in Circumstance"), if and only if: (A) the Proteon Board determines in good faith, after consultation with outside legal counsel, that the failure to do so could be inconsistent with the fiduciary duties of the Proteon Board to Proteon's stockholders under applicable law; (B) Proteon has given ArTara a Determination Notice at least four business days prior to making any such Proteon Board Adverse Recommendation Change; and (C) (1) Proteon has specified the Proteon Change in Circumstance in reasonable detail, (2) Proteon has given ArTara four business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and will have made its representatives reasonably available to negotiate in good faith with ArTara with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by ArTara, if any, after consultation with outside legal counsel, the Proteon Board has determined, in good faith, that the failure to make the Proteon Board Adverse Recommendation Change in response to such Proteon Change in Circumstance would be reasonably likely to be inconsistent with the fiduciary duties of the Proteon Board to Proteon's stockholders under applicable law. The provisions of the Merger Agreement described in this paragraph also apply to any material change to the facts and circumstances relating to such Proteon Change in Circumstance and a new Determination Notice would be required following any such material change, except that the references to two business days in this paragraph would be deemed to be three business days.

ArTara Stockholder Action by Written Consent

        The Merger Agreement contemplates that, promptly after this Registration Statement shall have been declared effective under the Securities Act, and in any event no later than five business days thereafter, the ArTara shall prepare, with the cooperation of Proteon, and commence mailing to its stockholders an information statement, which shall include a copy of this proxy statement/prospectus/information statement. Within 10 business days following the effectiveness of this Registration Statement), ArTara will deliver an action by written consent (the "ArTara Stockholder Written Consent") by the holders of a majority of the shares of ArTara common stock approving the ArTara Stockholder Matters (such approval, the "Required ArTara Stockholder Vote").

        ArTara agreed that, subject to certain exceptions in the Merger Agreement: (i) the ArTara board of directors of directors will recommend that the ArTara stockholders vote to approve the ArTara Stockholder Matters and will use reasonable best efforts to solicit such approval from each of the ArTara stockholders necessary to deliver the ArTara Stockholder Written Consent evidencing the Required ArTara Stockholder Vote within 10 business days following the effectiveness of this Registration Statement (the recommendation of the ArTara board of directors of directors that ArTara's stockholders vote to adopt and approve the Merger Agreement being referred to as the "ArTara Board Recommendation"); (ii) the ArTara Board Recommendation will not be withdrawn or modified (and the ArTara board of directors of directors will not publicly propose to withdraw or modify the ArTara Board Recommendation) in a manner adverse to Proteon, and no resolution by the ArTara board of directors of directors or any committee thereof to withdraw or modify the ArTara Board Recommendation in a manner adverse to Proteon or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any acquisition proposal will be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, an "ArTara Board Adverse Recommendation Change"); and (iii) other than a permitted confidentiality agreement, neither ArTara nor its affiliates will enter into any agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any acquisition proposal, submit any acquisition proposal to the vote of any stockholders of ArTara or resolve, propose or agree to do any of the foregoing.

        The terms of the Merger Agreement provide that if at any time prior to the approval of ArTara Stockholder Matters by the Required ArTara Stockholder Vote, the ArTara receives a written acquisition proposal (which did not arise out of a material breach of the Merger Agreement) from any person that has not been withdrawn and after consultation with outside legal counsel, the ArTara board of directors shall have determined, in good faith, that such acquisition proposal is a superior offer, the ArTara board of directors may make a ArTara Board Adverse Recommendation Change, if and only if: (A) the ArTara board of directors determines in good faith, after consultation with ArTara's outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the ArTara board of directors to the ArTara's stockholders under applicable law; (B) ArTara has given the Proteon prior written notice of its intention to consider making a ArTara Board Adverse Recommendation Change or terminate the Merger Agreement at least four business days prior to making any such ArTara Board Adverse Recommendation Change or termination (an "ArTara Determination Notice") (which notice shall not constitute a ArTara Board Adverse Recommendation Change); and (C) (1) the ArTara has provided to Proteon the material terms and conditions and written material relating to the acquisition proposal in accordance with the Merger Agreement, (2) the ArTara has given Proteon the four business days after the ArTara Determination Notice to propose revisions to the terms of this Agreement or make another proposal and has made its representatives reasonably available to negotiate in good faith with Proteon with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Proteon, if any, after consultation with outside legal counsel, the ArTara board of directors has determined, in good faith, that such acquisition proposal is a superior offer and that the failure to make the ArTara Board Adverse Recommendation Change or terminate the Merger Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the ArTara board of directors to the ArTara's stockholders under applicable law. The provisions of the Merger Agreement described in this paragraph also apply to any material change to the facts and circumstances relating to such acquisition proposal and require a new ArTara Determination Notice, except that the references to four business days shall be deemed to be three business days.

        The terms of the Merger Agreement also provide that, other than in connection with an acquisition proposal, the ArTara board of directors may make a ArTara Board Adverse Recommendation Change in response to a ArTara Change in Circumstance, if and only if: (A) the ArTara board of directors determines in good faith, after consultation with the ArTara's outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the ArTara board of directors to ArTara's stockholders under applicable Law; (B) the ArTara has given Proteon a ArTara Determination Notice at least four business days prior to making any such ArTara Board Adverse Recommendation Change; and (C) (1) ArTara has specified the ArTara Change in Circumstance in reasonable detail, (2) the ArTara has given Proteon four business days after the ArTara Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and shall have made its representatives reasonably available to negotiate in good faith with Proteon with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Proteon, if any, after consultation with outside legal counsel, the ArTara board of directors has determined, in good faith, that the failure to make the ArTara Board Adverse Recommendation Change in response to such ArTara Change in Circumstance would be reasonably likely to be inconsistent with the fiduciary duties of the ArTara board of directors to the ArTara's stockholders under applicable law. The provisions of the Merger Agreement described in this paragraph also apply to any material change to the facts and circumstances relating to such ArTara Change in Circumstance and require a new ArTara Determination Notice, except that the references to four Business Days shall be deemed to be three Business Days.

ArTara Dissenters' Rights

        ArTara stockholders are entitled to assert statutory appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL with respect to their shares of ArTara capital stock. Proteon stockholders are not entitled to appraisal rights in connection with the Merger. For more information on these appraisal rights, see the section entitled "The Merger—Appraisal Rights" in this proxy statement/prospectus/information statement.

Covenants; Operation of Business Pending the Merger

        During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, except as set forth in the Merger Agreement, as required by applicable law or unless ArTara consents in writing, Proteon has agreed to conduct its business and operations in the ordinary course of business and in compliance in all material respects with all applicable laws and the requirements of all of its materials contracts, and will not:

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  Declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of withholding taxes incurred upon the exercise, settlement or vesting of any award granted under Proteon's stock plans);

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  Sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (a) any capital stock or other security of Proteon (except for Proteon common stock issued upon the valid exercise or conversion of outstanding Proteon stock options or Proteon Series A Preferred Stock); (b) any option, warrant or right to acquire any capital stock or any other security; or (c) any instrument convertible into or exchangeable for any capital stock or other security of Proteon;

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  Except as required to give effect to anything in contemplation of the closing of the Merger, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

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  Except for Merger Sub, form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

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  (a) Lend money to any person, (b) incur or guarantee any indebtedness for borrowed money, (c) guarantee any debt securities of others, or (d) make any capital expenditure or commitment;

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  Other than as required by applicable law or the terms of any benefit plan or Proteon contract as in effect on the date of the Merger Agreement: (a) adopt, terminate, establish or enter into any benefit plan; (b) cause or permit any benefit plan to be amended in any material respect (other than the termination thereof); (c) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees; (d) increase the severance, retention or change of control benefits offered to any current or former or new employees, directors or consultants or (e) hire or retain any officer, employee or consultant;

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  Recognize any labor union, labor organization, or similar person except as otherwise required by law and after advance notice to ArTara;

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  Acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, other than the Divestiture Transactions, or grant any encumbrance with respect to such assets or properties;

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  Sell, assign, transfer, license, sublicense or otherwise dispose of any material Proteon intellectual property, other than the Divestiture Transactions;

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  Make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than six months), or adopt or change any material accounting method in respect of taxes;

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  Enter into, materially amend or terminate any Proteon material contract, other than in connection with the Divestiture Transactions; provided that Proteon may terminate such Proteon material contract as long as (x) there are no potential or contingent liabilities of any amount or nature that would survive the closing of the Merger and (y) any such termination would not negatively impact the tax treatment of the Merger as reorganization;

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  Other than incurrence or payment of Proteon Transaction Expenses, other than in connection with Divestiture Transactions and other than in the ordinary course of business, make any expenditures or incur any liabilities, in each case, in amounts that exceed $25,000 in the aggregate;

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  Other than as required by law or GAAP, take any action to change accounting policies or procedures;

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  Initiate or settle any material legal proceeding; or

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  Agree, resolve or commit to do any of the foregoing.

        During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, except as set forth in the Merger Agreement, as required by applicable law or unless Proteon consents in writing, ArTara will conduct its business and operations in the ordinary course of business and in compliance in all material respects with all applicable laws and the requirements of all of its material contracts, and will not:

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  Declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of common stock from terminated employees, directors or consultants of ArTara);

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  Sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (a) any capital stock or other security of ArTara or any of its subsidiaries (except for shares of outstanding ArTara common stock issued upon the valid exercise of ArTara stock options); (b) any option, warrant or right to acquire any capital stock or any other security other than grants of awards under the ArTara's benefit plans or contracts; or (c) any other instrument convertible into or exchangeable for any capital stock or other security of ArTara or any of its subsidiaries (other than grants of awards under ArTara's benefit plans or contracts);

  •
  Except as required to give effect to anything in contemplation of the closing of the Merger, amend any of its or its subsidiaries' organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

  •
  Form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

  •
  (a) Lend money to any person, (b) incur or guarantee any indebtedness for borrowed money, (c) guarantee any debt securities of others, or (d) make any capital expenditure or commitment in excess of $100,000;

  •
  Recognize any labor union, labor organization, or similar person except as otherwise required by law and after advance notice to Proteon;

  •
  Other than in the ordinary course of business, acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any encumbrance with respect to such assets or properties;

  •
  Sell, assign, transfer, license, sublicense or otherwise dispose of any material ArTara intellectual property (other than pursuant to non-exclusive licenses in the ordinary course of business);

  •
  Make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than six months), or adopt or change any material accounting method in respect of taxes;

  •
  Other than in the ordinary course of business or any benefits contracts, enter into, materially amend or terminate any ArTara material contract;

  •
  Other than as required by law or GAAP, take any action to change accounting policies or procedures;

  •
  Initiate or settle any legal proceeding in amounts that exceed $100,000 individually or $500,000 in the aggregate; or

  •
  Agree, resolve or commit to do any of the foregoing.

Termination and Termination Fees

        The Merger Agreement may be terminated prior to the Effective Time (whether before or after the required stockholder approvals to complete the Merger have been obtained, unless otherwise specified below):

  (a)
  By mutual written consent of Proteon and ArTara;

  (b)
  By either Proteon or ArTara if the Contemplated Transactions have not been consummated by January 31, 2020 (other than in cases in which such failure to consummate the Contemplated Transactions is due to a party's action or failure to act that has been a principal cause of the failure of the Contemplated Transactions to occur on or before January 31, 2020 and such action or failure to act constitutes a breach of the Merger Agreement), subject to (i) an extension of 60 days in the event that the SEC has not declared effective under the Securities Act this Registration Statement by the date which is 60 days prior to January 31, 2020 and (ii) an extension of 10 calendar days in the event that the Special Meeting is postponed or adjourned as permitted by the Merger Agreement and the postponement or adjournment continues past January 31, 2020;

  (c)
  By either Proteon or ArTara if a governmental body issues a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

  (d)
  By Proteon if the Required Artara Stockholder Vote has not been obtained within 10 business days after this Registration Statement has become effective in accordance with the provisions of the Securities Act;

  (e)
  By either Proteon or ArTara if the Proteon special meeting has been held and completed and the required Proteon stockholder vote on the Closing Proteon Stockholder Matters has not been obtained; provided, however, that such right to terminate the Merger Agreement will not be available to Proteon where the failure to obtain the approval of the Closing Proteon Stockholder Matters has been caused by the action or failure to act of Proteon or Merger Sub and such action or failure to act constitutes a material breach by Proteon or Merger Sub of the Merger Agreement;

  (f)
  By ArTara (at any time prior to obtaining the required vote from Proteon stockholders on the Closing Proteon Stockholder Matters) if (i) Proteon fails to include in this proxy statement/prospectus/information statement the Proteon Board Recommendation or has made a Proteon Board Adverse Recommendation Change or has failed to publicly reaffirm the Proteon Board Recommendation within 10 business days after ArTara so requests in writing, (ii) the Proteon Board or any committee thereof publicly approves, endorses or recommends an acquisition proposal; (iii) Proteon enters into any letter of intent or any contract relating to an acquisition proposal (other than a permitted confidentiality agreement); or (iv) Proteon has willfully and intentionally breached its non-solicitation obligations under the Merger Agreement;

  (g)
  By Proteon (at any time prior to obtaining the Required ArTara Stockholder Vote) if (i) ArTara has made an ArTara Board Adverse Recommendation Change, (ii) the ArTara board of directors of directors or any committee thereof publicly approves, endorses or recommends an acquisition proposal; (iii) ArTara enters into any letter of intent or any contract relating to an acquisition proposal); or (iv) ArTara has willfully and intentionally breached its non-solicitation obligations under the Merger Agreement;

  (h)
  By ArTara, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Proteon or if any representation or warranty of Proteon or Merger Sub shall have become inaccurate, in any case, such that would prevent Proteon or Merger Sub from satisfying the closing conditions with respect to Proteon's representations and warranties and covenants and such breach is not curable by the earlier of January 31, 2020 or 30 days after delivery of written notice from ArTara to Proteon or Merger Sub of such breach;

  (i)
  By Proteon, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by ArTara or if any representation or warranty of ArTara shall have become inaccurate, in either case, such that would prevent ArTara from satisfying its closing conditions with respect to representations and warranties and covenants and such breach is not curable by the earlier of January 31, 2020 or 30 days after delivery of written notice from Proteon to ArTara of such breach; or

  (j)
  By Proteon (at any time prior to obtaining the required vote from Proteon stockholders on the Closing Proteon Stockholder Matters) if Proteon (i) has received a superior offer, (ii) Proteon has complied with its obligations under the Merger Agreement in order to accept the superior offer, (iii) concurrently terminates the Merger Agreement and enters into a definitive agreement with respect to the superior offer and (iv) concurrently pays to ArTara a termination fee of $750,000.

        Proteon must pay ArTara a termination fee of $750,000 (i) upon entry into a definitive agreement and/or consummating an alternative transaction, if (A) the Merger Agreement is terminated by either party pursuant to clause (e) above or by ArTara pursuant to clause (b) above, (B) an acquisition proposal is publicly announced or disclosed or otherwise communicated to Proteon or its board of directors after the date of the Merger Agreement but prior to the Proteon special meeting and (C) within twelve months after the date of such termination, Proteon enters into a definitive agreement for or consummates an alternative transaction in respect of any acquisition proposal, or (ii) in connection with the termination of the Merger Agreement pursuant to clause (f) or (j) above.

        ArTara must pay Proteon a termination fee of $750,000 upon entry into a definitive agreement and/or consummating an alternative transaction, if (i) (A) the Merger Agreement is terminated by Proteon pursuant to clause (d) above, (B) at any time after the date of the Merger Agreement and before obtaining the Required ArTara Stockholder Vote an acquisition proposal with respect to ArTara shall have been publicly announced, disclosed or otherwise communicated to the ArTara board of directors of directors (and shall not have been withdrawn), and (C) within 12 months after the date of such termination, ArTara enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction, or (ii) (A) the Merger Agreement is terminated by Proteon pursuant to clause (g) above and (B) an acquisition proposal with respect to ArTara has been publicly announced or disclosed or otherwise communicated to ArTara or the ArTara board of directors of directors after the date of the Merger Agreement but prior to the termination of the Merger Agreement, and (C) within 12 months after the date of such termination, ArTara enters into a definitive agreement or consummates an alternative transaction in respect of any acquisition proposal.

        In addition, if the Merger Agreement is terminated (i) by ArTara under circumstances described in (h) above, then Proteon must pay to ArTara an amount equal to ArTara's documented out-of-pocket expenses incurred in connection with the Merger Agreement and the Contemplated Transactions up to an aggregate of $350,000, (ii) by Proteon under circumstances described under (i) above, then ArTara must pay to Proteon an amount equal to Proteon's documented out-of-pocket expenses incurred in connection with the Merger Agreement and the Contemplated Transactions up to an aggregate of $350,000. The respective termination fees and expenses are the sole and exclusive remedies available to each party in the circumstances in which such a termination fee or expense reimbursement is owed in accordance with the terms of the Merger Agreement, in connection with or arising out of the Merger Agreement or its termination in circumstances where a termination fee or expense reimbursement is owed, any breach of the Merger Agreement giving rise to such termination, or the failure of the Contemplated Transactions to be consummated.

Other Agreements

Director Indemnification and Insurance

        The Merger Agreement provides that, from and after the Effective Time, Proteon and the surviving company will fulfill Proteon and ArTara's indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the Effective Time, a director or officer of Proteon or ArTara.

        The Merger Agreement also provides that the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers of Proteon set forth in Proteon's certificate of incorporation and bylaws will not be amended, modified or repealed for a period of six years from the Effective Time in any manner that would adversely affect the rights of individuals who, at the Effective Time, were officers or directors of Proteon. After the closing of the Merger, the certificate of incorporation and bylaws of the surviving corporation will contain provisions at least as favorable as the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers presently set forth in Proteon's certificate of incorporation and bylaws.

        Proteon has agreed to secure and prepay a six year "tail policy" on Proteon's existing directors' and officers' liability insurance policy with an effective date as of the closing date of the Merger.

Interim Financial Statements

        ArTara agreed to furnish to Proteon the audited and unaudited financial statements of ArTara that are required to be included in this Registration Statement.

Listing

        Pursuant to the Merger Agreement, Proteon must (a) maintain its existing listing on Nasdaq until the Effective Time and obtain approval of the listing of the combined corporation on Nasdaq; (b) prepare and submit to Nasdaq a notification form for the listing of the shares of Proteon common stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) effect the Reverse Split; and (d) to the extent required by the rules of the Nasdaq, file the Nasdaq Listing Application and to cause the Nasdaq Listing Application to be conditionally approved prior to the Effective Time. ArTara will prepare the Nasdaq Listing Application and cooperate with Proteon as reasonably requested by Proteon with respect to the Nasdaq Listing Application and promptly furnish to Proteon all information concerning ArTara and its stockholders that may be required or reasonably requested by Proteon.

Expenses

        The Merger Agreement provides that (i) ArTara will pay all ArTara Transaction Expenses; (ii) Proteon will pay all Proteon Transaction Expenses; and (iii) the parties will each pay 50% of (1) the fees paid to the SEC in connection with filing this Registration Statement and any amendments and supplements thereto with the SEC; (2) all fees and expenses incurred in relation to the printing and mailing of this Registration Statement and any amendments or supplements thereto and paid to a financial printer; (3) the fees and expenses paid or payable to the exchange agent pursuant to the engagement agreement with the exchange agent; and (4) any fees and expenses incurred by Proteon's transfer agent and the proxy solicitor (reasonably acceptable to the parties).

        "ArTara Transaction Expenses" means all fees and expenses incurred at or prior to the Effective Time in connection with the Contemplated Transactions and this Agreement for which ArTara is liable, including (a) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors for which ArTara is liable, including, without limitation, for preparation of this proxy statement/prospectus/information statement, preparing responses to any SEC comments, and drafting any charter amendments (and in each case, the related disclosure required in this proxy statement/prospectus/information statement); (b) 50% of (i) the fees paid to the SEC in connection with filing this proxy statement/prospectus/information statement with the SEC; (ii) all fees and expenses incurred in relation to the printing and mailing of this proxy statement/prospectus/information statement (including any financial statements and exhibits) and paid to a financial printer; (iii) the fees and expenses paid or payable to the Exchange Agent pursuant to the engagement agreement with the Exchange Agent; and (iv) any fees and expenses incurred by Proteon's transfer agent and a proxy solicitor reasonably acceptable to ArTara, in connection with the filing and distribution of this proxy statement/prospectus/information statement with the SEC (without duplication of the fees and expenses addressed in clause (b)(i) above); (c) 100% of the fees owed to Nasdaq; (d) 100% of the fees and expenses (including reasonable fees and disbursements of counsel) in connection with the registration, qualification or exemption from registration or qualification (as well as any filings and filing fees in connection therewith) under the securities law of any State of the United States in connection with the offer, sale or issuance of shares of Proteon common stock to any holder of ArTara capital stock pursuant to the Merger; and (e) 100% of all fees and expenses in relation to the printing and mailing of the Information Statement. ArTara Transaction Expenses shall also include all fees and expenses incurred by Proteon or ArTara at or prior to the Effective Time in connection with the Private Placement and the Subscription Agreement, including, without limitation, (1) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of Proteon or ArTara, including, without limitation, for preparation, negotiation, execution and delivery of the Subscription Agreement and each other definitive agreement in connection with the Private Placement and the consummation of the Private Placement and any other transaction contemplated under the Subscription Agreement and each such other definitive agreement, and any amendments and supplements to any of the foregoing, (2) any fees and expenses incurred by Proteon's transfer agent in connection with the Private Placement; (3) 100% of the Nasdaq fees incurred in connection with the Private Placement; and (4) 100% of the fees and expenses (including reasonable fees and disbursements of counsel) in connection with the registration, qualification or exemption from registration or qualification (as well as any filings and filing fees in connection therewith) under the securities law of any State of the United States in connection with the offer, sale or issuance of shares of Proteon capital stock pursuant to the Private Placement.

Amendment of Merger Agreement

        The Merger Agreement may be amended by the parties at any time by action taken by or on behalf of their respective boards of directors, except that after the Merger Agreement has been adopted and approved by a party's stockholders, no amendment which by law requires further approval by the stockholders of that party will be made without such further stockholder approval.

AGREEMENTS RELATED TO THE MERGER

Confidentiality Agreement

        On April 23, 2019, Proteon and ArTara entered into a non-disclosure and confidentiality agreement, which contained customary confidentiality obligations but did not contain a "standstill" obligation.

Exclusivity Agreement

        On August 30, 2019, Proteon and ArTara entered into a Summary of Proposed Terms agreement that outlined the major aspects of a proposed merger. Such agreement included an exclusivity period that ran until midnight on September 15, 2019 and was subsequently extended until midnight on September 19, 2019.

Support Agreements and Proteon Series A Preferred Stock Written Consent

        Concurrently with the execution of the Merger Agreement, (a) officers, directors and certain stockholders of ArTara (solely in their respective capacities as ArTara stockholders) who collectively beneficially owned or controlled approximately 99.29% of the voting power of ArTara's outstanding capital stock as of September 23, 2019, entered into support agreements under which such stockholders agreed to, among other things, vote in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement and (b) officers, directors and certain stockholders of Proteon (solely in their respective capacities as Proteon stockholders), who collectively beneficially owned or controlled approximately 17.64% of the voting power of Proteon's outstanding capital stock as of September 23, 2019.

        The support agreements will terminate at the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms.

        Concurrently with the execution of the Merger Agreement, Proteon delivered the written consent from the holders of 92.7% of the outstanding shares of Proteon Series A Preferred Stock to approve the Series A Preferred Stock Automatic Conversion.

Lock-Up Agreements

        Concurrently with the execution of the Merger Agreement, one director of Proteon and the directors and officers of ArTara also entered into lock-up agreements, pursuant to which such individuals have agreed not to, except in limited circumstances, transfer or dispose of, any shares of Proteon common stock or any securities convertible into, or exercisable or exchangeable for, shares of Proteon common stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and stock options, for a period of 180 days after the closing date of the Merger.

Private Placement

Subscription Agreement

        Concurrent with the execution of the Merger Agreement, Proteon entered into a Subscription Agreement (the "Subscription Agreement") with certain institutional investors (the "Investors"), pursuant to which Proteon has agreed to issue in a private placement (the "Private Placement") (i) up to $27,200,000 of shares of Proteon's Series 1 Convertible Non-Voting Preferred Stock, par value $0.001 per share (the "Series 1 Preferred Stock"), at a purchase price equal to 1,000 times the Common Stock Purchase Price (as defined below) and (ii) up to $15,300,000 of shares of Proteon common stock (together with the Series 1 Preferred Stock, the "Private Placement Shares"), at a purchase price equal to (x) the Aggregate Valuation divided by the (y) the Post-Closing Proteon Shares (each of (x) and (y) as defined in the section titled "The Merger Agreement—Merger Consideration and Exchange Ratio—Exchange Ratio") (the "Common Stock Purchase Price").

        Pursuant to the Subscription Agreement, the holders of Series 1 Preferred Stock have preemptive rights to participate pro rata in future equity financings of Proteon, subject to certain exceptions and limitations. In addition, following the issuance of the Private Placement Shares pursuant to the Subscription Agreement, certain of the Investors have rights to nominate directors to the Proteon Board and non-voting board observers. Proteon has also agreed not to take certain actions related to the business without the consent of the lead investor for so long as such lead investor continues to hold a minimum amount of the Private Placement Shares purchased under the Subscription Agreement.

        Prior to the issuance of the Private Placement Shares, Proteon intends to file a Certificate of Designation of Preferences, Rights and Limitations of Series 1 Convertible Non-Voting Preferred Stock with the Delaware Secretary of State. Thereunder, each share of Series 1 Preferred Stock will be convertible into 1,000 shares of Proteon common stock, at a conversion price initially equal to the Common Stock Purchase Price, subject to adjustment for any stock splits, stock dividends and similar events, at any time at the option of the holder, provided that any conversion of Series 1 Preferred Stock by a holder into shares of Proteon common stock would be prohibited if, as a result of such conversion, the holder, together with its affiliates and any other person or entity whose beneficial ownership of the common stock would be aggregated with such holder's for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would beneficially own more than 9.99% of the total number of shares of Proteon's common stock issued and outstanding after giving effect to such conversion. Upon written notice to Proteon, the holder may from time to time increase or decrease such limitation to any other percentage not in excess of 19.99% specified in such notice.

        Each share of Series 1 Preferred Stock will be entitled to a preference of $10.00 per share upon liquidation of Proteon, and thereafter will share ratably in any distributions or payments on an as-converted basis with the holders of Proteon common stock. In addition, upon the occurrence of certain transactions that involve the merger or consolidation of Proteon, an exchange or tender offer, a sale of all or substantially all of the assets of Proteon or a reclassification of its common stock, each share of Series 1 Preferred Stock will be convertible into the kind and amount of securities, cash and/or other property that the holder of a number of shares of Proteon common stock issuable upon conversion of one share of Series 1 Preferred Stock would receive in connection with such transaction.

        The Private Placement is expected to close immediately following the consummation of the Merger. These provisions of the Subscription Agreement are discussed in greater detail in the section titled "Risk Factors" in this proxy statement/prospectus/information statement.

Registration Rights Agreement

        Concurrently with the execution of the Subscription Agreement, Proteon entered into a registration rights agreement, dated September 23, 2019, with the Investors (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, Proteon has agreed to prepare and file a registration statement with the SEC within 60 business days after the closing of the Private Placement for the purposes of registering the resale of the Private Placement Shares. Proteon has also agreed, among other things, to pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to Proteon's obligations under the Registration Rights Agreement, not to exceed $25,000 in the aggregate.

 MATTERS BEING SUBMITTED TO A VOTE OF PROTEON'S STOCKHOLDERS
PROPOSAL NO. 1:
APPROVAL OF AN AMENDMENT TO THE SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PROTEON EFFECTING THE REVERSE SPLIT

General

        At the Proteon special meeting, Proteon's common stockholders will be asked to approve an amendment to the sixth amended and restated certificate of incorporation of Proteon effecting the Reverse Split of Proteon's common stock at a ratio anywhere in the range between one new share for every thirty shares and one new share for every fifty shares outstanding. Prior to the effectiveness of the Merger, Proteon and ArTara will mutually agree upon the exact reverse split ratio within such range. Upon the effectiveness of the amendment to the sixth amended and restated certificate of incorporation of Proteon effecting the Reverse Split, or the split effective time, the issued shares of Proteon common stock immediately prior to the split effective time will be reclassified into a smaller number of shares within the specified range, such that a stockholder of Proteon will own one new share of Proteon common stock for the specified number of shares of issued common stock held by that stockholder immediately prior to the split effective time.

        If Proposal No. 1 is approved, the Reverse Split would become effective immediately prior to the effectiveness of the Merger. Proteon may effect only one reverse stock split in connection with this Proposal No. 1. Proteon and ArTara's mutual decision will be based on a number of factors, including market conditions, existing and expected trading prices for Proteon common stock and the listing requirements of Nasdaq.

        The form of the amendment to the sixth amended and restated certificate of incorporation of Proteon to effect the Reverse Split, as more fully described below, will effect the Reverse Split but will not change the number of authorized shares of common stock or preferred stock, or the par value of Proteon common stock or preferred stock.

Purpose

        The Proteon Board approved the proposal approving the amendment to the sixth amended and restated certificate of incorporation of Proteon effecting the Reverse Split for the following reasons:

  •
  the Proteon Board believes effecting the Reverse Split may be an effective means of avoiding a delisting of Proteon common stock from Nasdaq in the future;

  •
  the Proteon Board believes that the Reverse Split will result in a number of authorized but unissued shares of Proteon common stock sufficient for the issuance of shares of Proteon common stock to ArTara's stockholders pursuant to the Merger Agreement; and

  •
  the Proteon Board believes a higher stock price may help generate investor interest in Proteon and help Proteon attract and retain employees.

        If the Reverse Split successfully increases the per share price of Proteon common stock, the Proteon Board believes this increase may increase trading volume in Proteon common stock and facilitate future financings by Proteon.

Nasdaq Requirements for Listing on Nasdaq

        Proteon common stock is quoted on Nasdaq under the symbol "PRTO." Proteon intends to file an initial listing application with Nasdaq to seek listing on Nasdaq upon the closing of the Merger.

        According to Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Proteon to have, among other things, a $4.00 per share minimum bid price upon the closing of the Merger. Therefore, the Reverse Split may be necessary in order to consummate the Merger.

        One of the effects of the Reverse Split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Proteon's management being able to issue more shares without further stockholder approval. For example, before the Reverse Split, Proteon's authorized but unissued shares of common stock immediately prior to the closing of the Merger (after giving effect to the Series A Preferred Stock Automatic Conversion) would be approximately 58,643,574 million compared to shares issued of approximately 41,356,426 million. If Proteon effects the Reverse Split using a 1:40 ratio (the midpoint of the range of the Reverse Split), its authorized but unissued shares of common stock immediately prior to the closing of the Merger would be approximately 99,966,089 million compared to shares issued of approximately 1,033,911 million. Proteon currently has no plans to issue shares, other than in connection with the Merger and as required by the Private Placement, and to satisfy obligations under the Proteon employee stock options from time to time as these options are exercised. The Reverse Split will not affect the number of authorized shares of Proteon common stock which will continue to be authorized pursuant to the certificate of incorporation of Proteon.

Potential Increased Investor Interest

        On                                     , 2019, Proteon's common stock closed at $            per share. An investment in Proteon common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Proteon Board believes that most investment funds are reluctant to invest in lower priced stocks.

        There are risks associated with the Reverse Split, including that the Reverse Split may not result in an increase in the per share price of Proteon common stock.

        Proteon cannot predict whether the Reverse Split will increase the market price for Proteon common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

  •
  the market price per share of Proteon common stock after the Reverse Split will rise in proportion to the reduction in the number of shares of Proteon common stock outstanding before the Reverse Split;

  •
  the Reverse Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

  •
  the Reverse Split will result in a per share price that will increase the ability of Proteon to attract and retain employees;

  •
  the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing, or that Proteon will otherwise meet the requirements of Nasdaq for inclusion for trading on Nasdaq, including the $4.00 minimum bid price upon the closing of the Merger.

        The market price of Proteon common stock will also be based on performance of Proteon and other factors, some of which are unrelated to the number of shares outstanding. If the Reverse Split is effected and the market price of Proteon common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Proteon may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Proteon common stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Split.

Principal Effects of the Reverse Split

        The amendment to the sixth amended and restated certificate of incorporation of Proteon effecting the Reverse Split is set forth in Annex D to this proxy statement/prospectus/information statement.

        The Reverse Split will be effected simultaneously for all outstanding shares of Proteon common stock. The Reverse Split will affect all of Proteon's stockholders uniformly and will not affect any stockholder's percentage ownership interest in Proteon, except to the extent that the Reverse Split results in any of Proteon's stockholders owning a fractional share. Shares of Proteon common stock issued pursuant to the Reverse Split will remain fully paid and nonassessable. The Reverse Split does not affect the total proportionate ownership of Proteon following the Merger. The Reverse Split will not affect Proteon continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting the Reverse Split and Exchange of Stock Certificates

        If Proteon's common stockholders approve the amendment to the sixth amended and restated certificate of incorporation of Proteon effecting the Reverse Split, and if the Proteon Board still believes that a reverse stock split is in the best interests of Proteon and its stockholders, Proteon will file the amendment to the sixth amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Proteon Board has determined to be the appropriate split effective time. The Proteon Board may delay effecting the Reverse Split without resoliciting stockholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

        As soon as practicable after the split effective time, Proteon's stockholders will be notified that the Reverse Split has been effected. Proteon expects that the Proteon transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares held in certificated form in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Proteon. In the event that the Proteon Name Change under Proposal No. 3 is approved by Proteon's common stockholders, the certificates reflecting the post-split shares will also reflect the Proteon Name Change. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

        No fractional shares will be issued in connection with the Reverse Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date immediately preceding the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

        By approving the amendment to the sixth amended and restated certificate of incorporation of Proteon effecting the Reverse Split, stockholders will be approving the combination of a whole number of shares of Proteon common stock between 30 to 50 into one share of Proteon common stock, with the actual ratio to be mutually agreed upon by Proteon and ArTara prior to the effectiveness of the Merger.

        Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Proteon is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Proteon or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

        Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Proteon Board or contemplating a tender offer or other transaction for the combination of Proteon with another company, the Reverse Split proposal is not being proposed in response to any effort of which Proteon is aware to accumulate shares of Proteon common stock or obtain control of Proteon, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the Proteon Board and stockholders. Other than the proposals being submitted to Proteon's common stockholders for their consideration at the Proteon special meeting, the Proteon Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Proteon. For more information, please see the sections titled "Risk Factors—Risks Related to the Common Stock of Proteon", and "Description of Proteon Capital Stock—Anti-Takeover Effects of Provisions of Delaware Law and Proteon's Certificate of Incorporation and Bylaws."

Certain Material U.S. Federal Income Tax Consequences of the Reverse Split

        The following is a discussion of certain material U.S. federal income tax consequences of the Reverse Split that are applicable to U.S. holders (as defined below) of Proteon common stock, but does not purport to be a complete analysis of all potential tax effects. This summary is based upon current provisions of the Code, existing Treasury regulations, judicial decisions, and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to Proteon stockholders as described in this summary.

        This discussion does not address all U.S. federal income tax consequences relevant to a Proteon stockholder. In addition, it does not address consequences relevant to Proteon stockholders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation to Proteon stockholders that are:

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  persons who do not hold their Proteon common stock as a "capital asset" within the meaning of Section 1221 of the Code;

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  brokers, dealers or traders in securities; banks; insurance companies; other financial institutions; mutual funds;

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  real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

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  pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

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  persons who are not U.S. holders (as defined below);

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  stockholders who are subject to the alternative minimum tax provisions of the Code;

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  persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction;

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  persons that have a functional currency other than the U.S. dollar; traders in securities who elect to apply a mark-to-market method of accounting;

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  persons who hold shares of Proteon common stock that may constitute "qualified small business stock" under Section 1202 of the Code or as "Section 1244 stock" for purposes of Section 1244 of the Code;

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  persons who elect to apply the provisions of Section 1400Z-2 to any gains realized in the Reverse Split;

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  persons who acquired their shares of Proteon common stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

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  persons subject to special tax accounting rules as a result of any item of gross income with respect to Proteon common stock being taken into account in an "applicable financial statement" (as defined in the Code);

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  persons deemed to sell Proteon common stock under the constructive sale provisions of the Code;

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  persons who acquired their shares of stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

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  certain expatriates or former citizens or long-term residents of the United States.

        Proteon stockholders subject to particular U.S. or non-U.S. tax rules that are described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the Reverse Split.

        If an entity that is treated as a partnership for U.S. federal income tax purposes holds Proteon common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding Proteon capital stock or any other person not addressed by this discussion, you should consult your tax advisors regarding the tax consequences of the Reverse Split.

        In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Reverse Split, whether or not they are in connection with the Reverse Split; (b) any U.S. federal non-income tax consequences of the Reverse Split, including estate, gift or other tax consequences; (c) any state, local or non-U.S. tax consequences of the Reverse Split; or (d) the Medicare contribution tax on net investment income. No ruling from the IRS or opinion of counsel, has been or will be requested in connection with the Reverse Split. Proteon stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.

Definition of "U.S. Holder"

        For purposes of this discussion, a "U.S. holder" is a beneficial owner of Proteon common stock that is, for U.S. federal income tax purposes:

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  an individual who is a citizen or resident of the United States;

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  a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

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  a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

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  an estate, the income of which is subject to U.S. federal income tax regardless of its source.

Tax Consequences of the Reverse Split

        The Reverse Split should constitute a "recapitalization" for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. As a result, a U.S. holder generally should not recognize gain or loss upon the Reverse Split, except with respect to cash received in lieu of a fractional share of Proteon common stock (which fractional share will be treated as received and then exchanged for such cash). A U.S. holder's aggregate tax basis in the shares of Proteon common stock received pursuant to the Reverse Split should equal the aggregate tax basis of the shares of the Proteon common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Proteon common stock), and such U.S. holder's holding period in the shares of Proteon common stock received should include the holding period in the shares of Proteon common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Proteon common stock surrendered to the shares of Proteon common stock received in a recapitalization pursuant to the Reverse Split. U.S. holders of shares of Proteon common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

        A U.S. holder that receives cash in lieu of a fractional share of Proteon common stock pursuant to the Reverse Split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder's tax basis in the shares of Proteon common stock surrendered that is allocated to such fractional share of Proteon common stock. Any such gain or loss generally will be long-term capital gain or loss if, as of the effective time of the Reverse Split, the U.S. holder's holding period for such fractional share exceeds one year. Long-term capital gains of certain non-corporate taxpayers, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

        Payments of cash made in lieu of a fractional share of Proteon common stock may, under certain circumstances, be subject to information reporting and backup withholding. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a

U.S. holder of Proteon capital stock, if any, provided the required information is timely furnished to the IRS. Proteon stockholders should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.

        The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Proteon stockholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Reverse Split to you.

Vote Required; Recommendation of the Proteon Board

        The affirmative vote of holders of a majority of the shares of Proteon common stock outstanding on the record date for the Proteon special meeting is required to approve Proposal No. 1. Abstentions will have the same effect as votes "AGAINST" this Proposal. It is anticipated that Proposal No. 1 will be a discretionary proposal considered routine under the rules of the NYSE.

        THE PROTEON BOARD RECOMMENDS THAT PROTEON'S COMMON STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 1 TO APPROVE THE AMENDMENT TO THE SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PROTEON EFFECTING THE REVERSE SPLIT. THE APPROVAL OF EACH OF PROPOSAL NOS. 1, 2 AND 3 IS REQUIRED TO CONSUMMATE THE MERGER.

 PROPOSAL NO. 2:

APPROVAL OF (I) THE ISSUANCE OF SHARES OF PROTEON CAPITAL STOCK PURSUANT TO THE MERGER AND THE PRIVATE PLACEMENT, AND (II) THE CHANGE OF CONTROL RESULTING FROM THE MERGER AND THE PRIVATE PLACEMENT

        At the Proteon special meeting, Proteon's common stockholders will be asked to approve (i) the issuance of Proteon common stock to ArTara's stockholders pursuant to the Merger Agreement and the issuance of newly created Series 1 Convertible Non-Voting Preferred Stock and shares of Proteon common stock pursuant to the Private Placement, which shares of Proteon capital stock to be issued pursuant to the Merger and the Private Placement collectively will represent (or be convertible into) more than 20% of the shares of Proteon common stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger and the Private Placement, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively. Immediately following the Merger, and after giving effect to the Private Placement, current holders of ArTara's capital stock and options to purchase shares of ArTara common stock immediately prior to the Effective Time, are expected to own, or hold rights to acquire, in the aggregate approximately 28.67% of the Proteon capital stock on a fully diluted basis, and Proteon's current stockholders are expected to own, or hold rights to acquire, in the aggregate approximately 10.39% of the Proteon capital stock on a fully diluted basis. Proteon will assume outstanding and unexercised options to purchase shares of ArTara capital stock, and such securities will be converted into options to purchase shares of Proteon common stock.

        The terms of, reasons for and other aspects of the Merger Agreement, the Merger, the issuance of Proteon common stock pursuant to the Merger Agreement and the change of control resulting from the Merger are described in detail in the other sections in this proxy statement/prospectus/information statement.

Required Vote

        The affirmative vote of a majority of the shares of Proteon common stock present in person or represented by proxy at the Proteon special meeting and entitled to vote thereupon is required to approve Proposal No. 2. Abstentions and broker non-votes will have the same effect as votes "AGAINST" this Proposal. It is anticipated that Proposal No. 2 will be a non-discretionary proposal considered non-routine under the rules of the NYSE.

        THE PROTEON BOARD RECOMMENDS THAT PROTEON'S COMMON STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 2 TO APPROVE (I) THE ISSUANCE OF SHARES OF PROTEON CAPITAL STOCK PURSUANT TO THE MERGER AND THE PRIVATE PLACEMENT, WHICH SHARES COLLECTIVELY WILL REPRESENT (OR BE CONVERTIBLE INTO) MORE THAN 20% OF THE SHARES OF PROTEON COMMON STOCK OUTSTANDING IMMEDIATELY PRIOR TO THE MERGER, AND (II) THE CHANGE OF CONTROL RESULTING FROM THE MERGER AND THE PRIVATE PLACEMENT, PURSUANT TO NASDAQ LISTING RULES 5635(A) AND 5635(B), RESPECTIVELY. THE APPROVAL OF EACH OF PROPOSAL NOS. 1, 2 AND 3 IS REQUIRED TO CONSUMMATE THE MERGER.

 PROPOSAL NO. 3:
APPROVAL OF AN AMENDMENT TO THE SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PROTEON EFFECTING THE SERIES A PREFERRED AUTOMATIC CONVERSION

        At the Proteon special meeting, Proteon's common stockholders will be asked to approve an amendment to the sixth amended and restated certificate of incorporation of Proteon to effect the Series A Preferred Automatic Conversion. The primary purpose of the conversion of the outstanding shares of Proteon Series A Convertible Preferred Stock into shares of Proteon common stock is to satisfy the condition to closing that the Proteon Series A Preferred Automatic Conversion become effective and be consummated immediately following the consummation of the Private Placement, as set forth in the Merger Agreement. The conversion of the shares of Proteon A Convertible Preferred Stock into shares of Proteon common stock will significantly dilute the current holders of Proteon common stock. Proteon's common stockholders do not have preemptive rights to subscribe for additional shares of Proteon common stock when issued, which means that Proteon's current common stockholders do not have a prior right to purchase any newly-issued shares of Proteon common stock in order to maintain their proportionate ownership of Proteon common stock

        The affirmative vote of holders of a majority of the shares of Proteon common stock outstanding on the record date for the Proteon special meeting is required to approve Proposal No. 3. Abstentions and broker non-votes will have the same effect as a vote "AGAINST" this Proposal. It is anticipated that Proposal No. 3 will be a non-discretionary proposal considered non-routine under the rules of the NYSE.

        THE PROTEON BOARD RECOMMENDS THAT PROTEON'S COMMON STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 3 TO APPROVE THE SERIES A PREFERRED AUTOMATIC CONVERSION. THE APPROVAL OF EACH OF PROPOSAL NOS. 1, 2 AND 3 IS REQUIRED TO CONSUMMATE THE MERGER.

 PROPOSAL NO. 4:

APPROVAL OF AN AMENDMENT TO THE PROTEON AMENDED AND RESTATED 2014 EQUITY INCENTIVE PLAN

        At the Proteon special meeting, Proteon's common stockholders will be asked to approve the amendment to the Proteon Amended and Restated 2014 Equity Incentive Plan, or the 2014 Plan, to increase the number of shares of Proteon common stock available for issuance thereunder from 5,163,517 to                . The share numbers in this Proposal do not give effect to the Reverse Split. If the Reverse Split is implemented, the share increase contemplated by this Proposal will be adjusted proportionally.

        The discussion that follows is qualified in all respects by the terms of the 2014 Plan, as amended, a copy of which is attached as Annex E. Proteon's common stockholders should refer to amended the 2014 Plan for more complete and detailed information about the terms of the amended 2014 Plan. References to the "amended 2014 Plan" or to the "2014 Plan, as amended", including the copy of the 2014 Plan, as amended, attached as Annex E to this proxy statement/prospectus/information statement, includes certain additional amendments to the 2014 Plan that Proteon expects to adopt and become effective at the Effective Time. These additional amendments conform the 2014 Plan with updates to Section 162(m) of the Internal Revenue Code. If the Merger is not consummated for any reason or Proteon's stockholders do not approve the amendment to the 2014 Plan, the amended 2014 Plan will not become effective and Proteon may continue to grant awards under the 2014 Plan, subject to its current terms, conditions and limitations.

        The following is a summary of the material terms of the 2014 Plan, as amended. It does not purport to be complete and is qualified by reference to the full text of the amended 2014 Plan.

        The 2014 Plan provides for the grant of incentive stock option and nonstatutory stock options, stock appreciation rights, restricted stock and stock unit awards, performance units, stock grants and qualified performance-based awards, which are collectively referred to as "awards" in connection with the 2014 Plan. Directors, officers and other employees of Proteon and its subsidiaries, as well as others performing consulting or advisory services for Proteon, are eligible for grants under the 2014 Plan. The purpose of the 2014 Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees and consultants to promote the success of Proteon's business.

Administration

        Under its terms, the 2014 Plan is administered by the compensation committee of the board of directors, which is made up of independent outside non-employee directors for the purposes of applicable securities and tax laws. The board of directors itself may also exercise any of the powers and responsibilities under the 2014 Plan. Subject to the terms of the 2014 Plan, the plan administrator (the board or its compensation committee) will select the recipients of awards and determine, among other things, the

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  number of shares of common stock covered by the awards and the dates upon which such awards become exercisable or any restrictions lapse, as applicable;

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  type of award and the exercise or purchase price and method of payment for each such award;

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  vesting period for awards, risks of forfeiture and any potential acceleration of vesting or lapses in risks of forfeiture; and

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  duration of awards.

        All decisions, determinations and interpretations made in good faith by the compensation committee with respect to the 2014 Plan and the terms and conditions of or operation of any award are final and binding on all participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the 2014 Plan or any award.

Available Shares

        Prior to the effectiveness of the amendment to the 2014 Plan, the aggregate number of shares of Proteon common stock which may be issued or used for reference purposes under the 2014 Plan or with respect to which awards may be granted, subject to the automatic increase provisions described below, may not exceed 704,000 shares (without giving effect to the Reverse Split), which may be either authorized and unissued shares of Proteon common stock or shares of common stock held in or acquired for Proteon's treasury. In general, if awards under the 2014 Plan are for any reason cancelled, or expire or terminate unexercised, the number of shares covered by such awards will again be available for the grant of awards under the 2014 Plan. In addition, (i) shares used to pay the exercise price of a stock option and (ii) shares delivered to or withheld by Proteon to pay the withholding taxes related to an award shall again be available to be issued under the 2014 Plan.

        The number of shares of common stock authorized under the 2014 Plan is also increased each January 1 by an amount equal to the lesser of (i) four percent (4%) of Proteon's outstanding common stock on a fully diluted basis as of the end of Proteon's immediately preceding fiscal year, and (ii) any lower amount determined by Proteon's board of directors prior to each such January 1. Prior to the effectiveness of the amendment to the 2014 Plan, in no event shall the number of shares of Proteon common stock available for issuance pursuant to incentive options exceed 14,080,000 shares of common stock.

        The maximum number of shares of stock that may be subject to options or stock appreciation rights or any combination thereof granted to any one participant is 1,408,000 during each calendar year. In addition, the maximum number of shares of stock that may be subject to all other awards or any combination thereof granted to any one participant that are intended to be qualified performance-based awards is 1,408,000 during any single calendar year. Further, the maximum value of awards denominated in cash granted to any one person during any single calendar year and that are intended to be qualified performance-based awards is $30,000,000. Each of the foregoing limitations is doubled with respect to awards granted to an individual during the first calendar year in which he or she commences employment.

        If the Reverse Split is implemented, the share numbers set forth above will be adjusted proportionally.

Eligibility for Participation

        Members of Proteon's board of directors, as well as employees of, and consultants and advisors to, Proteon or any of its subsidiaries and affiliates are eligible to receive awards under the 2014 Plan.

        The selection of participants is within the sole discretion of the compensation committee.

Incentive Stock Options

        Incentive stock options are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and will be granted pursuant to incentive stock option agreements. The plan administrator will determine the exercise price for an incentive stock option, which may not be less than 100% of the fair market value of the stock underlying the option determined on the date of grant. In addition, incentive options granted to employees who own, or are deemed to own, more than 10% of Proteon's voting stock, must have an exercise price not less than 110% of the fair market value of the stock underlying the option determined on the date of grant.

Non-Statutory Stock Options

        Nonstatutory stock options are not intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and will be granted pursuant to nonstatutory stock option agreements. The plan administrator will determine the exercise price for a nonstatutory stock option.

Stock Appreciation Rights

        A stock appreciation right, or a SAR, entitles a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the SAR over a specified exercise price of the SAR. SARs may be granted in tandem with a stock option, such that the recipient has the opportunity to exercise either the stock option or the SAR, but not both. The base exercise price (above which any appreciation is measured) will not be less than 100% of the fair market value of the common stock on the date of grant of the SAR or, in the case of an SAR granted in tandem with a stock option, the exercise price will be the same as the exercise price of the related stock option. The administrator may pay that amount in cash, in shares of Proteon common stock, or a combination. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any SAR will be determined by the administrator at the time of the grant of award and will be reflected in the award agreement.

Restricted Stock and Restricted Stock Units

        A restricted stock award or restricted stock unit award is the grant of shares of Proteon common stock either currently (in the case of restricted stock) or at a future date (in the case of restricted stock units) at a price determined by the administrator (which may be zero), that is nontransferable and is subject to substantial risk of forfeiture until specific conditions or goals are met. Conditions are typically based on continuing employment. During the period of restriction, participants holding shares of restricted stock shall, except as otherwise provided in an individual award agreement, have full voting and dividend rights with respect to such shares but any stock dividends or other distributions payable in shares of stock or other securities of Proteon will be subject to the same vesting conditions that apply to the shares of restricted stock in respect of which the dividend was made. The receipt of cash dividends may also be deferred or required to be invested in additional shares of restricted stock. Participants holding restricted stock units may be entitled to receive payments equivalent to any dividends declared with respect to the common stock referenced in the grant of the restricted stock units, but only following the close of the applicable restriction period and then only if the underlying common stock has been earned. The restrictions will lapse in accordance with a schedule or other conditions determined by the administrator.

Performance Units

        A performance unit award is a contingent right to receive predetermined shares of Proteon common stock over an initial value for such number of shares (which may be zero) established by the compensation committee at the time of grant if certain performance goals or other business objectives are met within the specified performance period. The value of performance units will depend on the degree to which the specified performance goals are achieved but are generally based on the value of Proteon common stock. The compensation committee may, in its discretion, pay earned performance shares in cash, or stock, or a combination of both.

        Proteon's compensation committee has discretion to select the length of any applicable restriction or performance period, the kind and/or level of the applicable performance goal, and whether the performance goal is to apply to Proteon, one of its subsidiaries or any division or business unit, or to the recipient.

Stock Grants

        A stock grant is an award of shares of common stock without restriction. Stock grants may only be made in limited circumstances, such as in lieu of other earned compensation. Stock grants are made without any forfeiture conditions.

Qualified Performance Based Awards

        Under the 2014 Plan, awards granted or promised under a written binding contract on or before November 2, 2017 could qualify as "performance-based compensation" exempt from Section 162(m) of the Code, which limits Proteon's federal annual income tax deduction for compensation to certain specified senior executives to $1 million annually. Any form of award permitted under the 2014 Plan, other than stock grants, was eligible to be granted as a qualified performance-based award, but in the case of awards other than stock options or SARs, was subject to satisfaction of performance goals. The performance criteria used to establish performance goals are limited to the following: (i) cash flow (before or after dividends); (ii) earnings per share (including, without limitation, earnings before interest, taxes, depreciation and amortization); (iii) stock price; (iv) return on equity; (v) stockholder return or total stockholder return; (vi) return on capital (including, without limitation, return on total capital or return on invested capital); (vii) return on investment; (viii) return on assets or net assets; (ix) market capitalization; (x) economic value added; (xi) debt leverage (debt to capital); (xii) revenue; (xiii) sales or net sales; (xiv) backlog; (xv) income, pre-tax income or net income; (xvi) operating income or pre-tax profit; (xvii) operating profit, net operating profit or economic profit; (xviii) gross margin, operating margin or profit margin; (xix) return on operating revenue or return on operating assets; (xx) cash from operations; (xxi) operating ratio; (xxii) operating revenue; (xxiii) market share improvement; (xxiv) general and administrative expenses and (xxv) customer service.

Transferability

        Awards, other than stock grants, granted under the 2014 Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that the compensation committee may provide for the transferability of nonstatutory stock options at the time of grant or thereafter to certain family members.

Adjustment for Corporate Actions

        In the event of any change in the outstanding shares of common stock as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar distribution with respect to the shares of common stock, an appropriate and proportionate adjustment will be made in (i) the maximum numbers and kinds of shares subject to the 2014 Plan, (ii) the numbers and kinds of shares or other securities subject to then outstanding awards, (iii) the exercise price for each share or other unit of any other securities subject to then outstanding stock options or SARs (without change in the aggregate purchase price as to which such stock options or SARs remain exercisable), and (iv) the repurchase price of each share of restricted stock then subject to a risk of forfeiture in the form of a Company repurchase right. Any such adjustment in awards will be determined and made by the compensation committee in its sole discretion.

Transactions

        In the event of a transaction, including (i) any merger or consolidation of Proteon as a result of which the stock of the Proteon is converted into or exchanged into the right to receive cash, securities, or other property is cancelled, (ii) any sale or exchange of all or substantially all of the common stock of Proteon for cash, securities, or other property, (iii) any sale, transfer or other disposition of all or substantially all of Proteon's assets in a single transaction or series of related transactions, or (iv) any liquidation or dissolution of Proteon, the compensation committee may, with respect to all or any outstanding stock options and SARS, (1) provide that such awards will be assumed, or substantially equivalent rights shall be provided in substitution therefore, (2) provide that the recipient's unexercised awards will terminate immediately prior to the consummation of such transaction unless exercised within a specified period following written notice to the recipient, (3) provide that all or any awards that are subject to a risk of forfeiture (as defined in the 2014 Plan) will terminate immediately prior to the consummation of the transaction, (4) provide that outstanding awards shall accelerate and become exercisable in whole or in part prior to or upon the transaction, (5) provide that all or any outstanding awards that are subject to a risk of forfeiture shall accelerate so that the risk of forfeiture otherwise applicable to such awards shall expire prior to or upon such transaction with respect to any awards that would then still otherwise be subject to the risk of forfeiture, (6) provide for cash payments, net of applicable tax withholdings, to be made to the recipients equal to the excess, if any, of (A) the acquisition price times the number of shares of stock subject to an option (to the extent the exercise price does not exceed the acquisition price) over (B) the aggregate exercise price for all such shares of stock subject to the option, in exchange for the termination of such option; provided, that if the acquisition price does not exceed the exercise price of any such option, the committee may cancel that option without the payment of any consideration therefore prior to or upon the transaction, (7) provide that, in connection with a liquidation or dissolution of Proteon, awards shall convert into the right to receive liquidation proceeds net of the exercise price of the awards and any applicable tax withholdings, (8) provide for cash payments, net of applicable tax withholdings, to be made to holder or holders of all or any awards (other than options) equal to the acquisition price times the number of shares of stock subject to any such awards, in exchange for the termination of any such awards; provided, that the committee may cancel, pursuant to the 2014 Plan, any such award that is subject to a risk of forfeiture at the time of the consummation of such transaction without the payment of any consideration therefor prior to or upon the transaction, or (9) any combination of the foregoing. With respect to outstanding awards other than stock options or SARs that are not terminated prior to or upon the transaction, upon the occurrence of a transaction other than a liquidation or dissolution of Proteon which is not part of another form of transaction, the repurchase and other rights of Proteon under each such award will transfer to Proteon's successor. Upon the occurrence of such a liquidation or dissolution of Proteon, all risks of forfeiture and performance goals applicable to such other awards will automatically be deemed terminated or satisfied, unless specifically provided to the contrary in the award. Any determinations required to carry out any of the foregoing will be made by the compensation committee in its sole discretion.

Change of Control

        Upon the occurrence of a change of control, to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all outstanding stock options and SARs will accelerate with respect to such percentage of the shares not then exercisable as is determined by the compensation committee, the risk of forfeiture applicable to all outstanding restricted stock and restricted stock units not based on achievement of performance goals will lapse with respect to such percentage of the restricted stock and restricted stock units still subject to such risk of forfeiture as is determined by the compensation committee, and such percentage of any outstanding awards of restricted stock and restricted stock units conditioned on the achievement of performance goals and performance units will be deemed to have been satisfied, except if and to the extent otherwise determined by the compensation committee in its sole discretion. In each case, a pro rata portion of each unvested award will be vested.

        A change of control is defined as the occurrence of any of the following: (1) a transaction, as described above, unless securities possessing more than 50% of the total combined voting power of the resulting entity or ultimate parent entity are held by a person who held securities possessing more than 50% of the total combined voting power of Proteon immediately prior to the transaction; (2) any person or group of persons, excluding Proteon and certain other related entities, directly or indirectly acquires beneficial ownership of securities possessing more than 50% of the total combined voting power of Proteon, unless pursuant to a tender or exchange offer that Proteon's board of directors recommends stockholders accept; (3) over a period of 36 consecutive months more or less, there is a change in the composition of Proteon's board such that a majority of the board members ceases to be composed of individuals who either (i) have been board members continuously since the beginning of that period, or (ii) have been elected or nominated for election as board members during such period by at least a majority of the remaining board members who have been board members continuously since the beginning of that period; or (4) the majority of the board votes in favor of a decision that a change of control has occurred.

Amendment and Termination

        Proteon's board of directors may at any time amend any or all of the provisions of the 2014 Plan, or suspend or terminate it entirely, retroactively or otherwise. Unless otherwise required by law or specifically provided in the 2014 Plan, the rights of a participant under awards granted prior to any amendment, suspension or termination may not be impaired without the consent of the participant. The compensation committee of board of directors is expressly authorized to amend any or all outstanding options at any time and from time to time to effect a repricing thereof by lowering the exercise price applicable to the shares of stock subject to such option(s) without the consent or approval of the stockholders of Proteon or the holder or holders of such option(s), and, in connection with such repricing, to amend or modify any of the other terms of the option(s) so repriced, including, without limitation, for purposes of reducing the number of shares subject to such option(s) or for purposes of adversely affecting the provisions applicable to such option(s) that relate to the vesting or exercisability thereof, in each case without the approval or consent of stockholders of Proteon or the holder(s) of such option(s). The 2014 Plan expires on the tenth anniversary of the date the 2014 Plan was adopted by the board of Proteon.

Allocation of Awards; Plan Benefits

        It is not presently possible to determine the dollar value of award payments that may be made or the number of options, shares of restricted stock, restricted stock units, or other awards that may be granted under the 2014 Plan in the future, or the individuals who may be selected for such awards because awards under the 2014 Plan are granted at the discretion of the compensation committee.

U.S. Federal Income Tax Consequences

        The following is a summary of the principal United States federal income tax consequences to participants and to Proteon with respect to participation in the 2014 Plan. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant's tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired the 2014 Plan. The 2014 Plan is not qualified under the provisions of Section 401(a) of the Code, and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. Proteon's ability to realize the benefit of any tax deductions described below depends on Proteon's generation of taxable income as well as the requirement of reasonableness, and the satisfaction of Proteon's tax reporting obligations.

  Nonstatutory Stock Options ("NSOs")

        Generally, there is no taxation upon the grant of an NSO if the stock option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is a current or former employee of Proteon or one of its affiliates, that income will be subject to withholding taxes. The participant's tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant's capital gain holding period for those shares will begin on that date.

        Subject to the requirement of reasonableness and the satisfaction of Proteon's tax reporting obligation, Proteon will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

  Incentive Stock Options ("ISOs")

        The 2014 Plan provides for the grant of stock options that are intended to qualify as "incentive stock options," as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant's tax basis in that share will be long-term capital gain or loss.

        If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

        For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant's alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised.

        Proteon is not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, Proteon will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness, and provided that either the employee includes that amount in income or Proteon timely satisfy Proteon's reporting requirements with respect to that amount.

  Restricted Stock Awards

        Generally, the recipient of an award of stock will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election pursuant to Section 83(b) of the Code with the Internal Revenue Service, within 30 days following his or her receipt of the stock award, to recognize ordinary income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the stock award is made over any amount paid by the recipient for the stock.

        The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received (if a Section 83(b) election has been made) or when the stock becomes vested (if no election has been made).

        Subject to the requirement of reasonableness and the satisfaction of Proteon's tax reporting obligation, Proteon will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

  Restricted Stock Unit Awards

        Generally, the recipient of a restricted stock unit award structured to comply with the requirements of Section 409A of the Code or an exemption to Section 409A of the Code will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. To comply with the requirements of Section 409A of the Code, the stock subject to a restricted stock unit award may generally only be delivered upon one of the following events: a fixed calendar date (or dates), the recipient's separation from service, death or disability or a change in control of the employer or other service recipient. If delivery occurs on another date, unless the restricted stock unit award otherwise complies with or qualifies for an exemption to the requirements of Section 409A of the Code, in addition to the tax treatment described above, the recipient will owe an additional 20% federal tax and interest on any taxes owed.

        The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered.

        Subject to the requirement of reasonableness and the satisfaction of Proteon's tax reporting obligation, Proteon will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

  Stock Appreciation Rights

        Generally, if a stock appreciation right is granted with an exercise price equal to the fair market value of the underlying stock on the grant date, the recipient will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. If the participant is a current or former employee of Proteon or one of its affiliates, that income will be subject to withholding taxes. Subject to the requirement of reasonableness and the satisfaction of Proteon's tax reporting obligation,

Proteon will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Purpose of Amendment to 2014 Plan

        If the Merger is consummated, the combined company will have additional personnel and Proteon will need to increase the number of shares available for issuance pursuant to the 2014 Plan to attract and recruit talented employees, to induce certain individuals to remain in the employ of, or to continue to serve as directors of, or as independent consultants to, the combined company, and to encourage such individuals to secure or increase on reasonable terms their stock ownership in the combined company. The Proteon Board believes that the granting of awards under the 2014 Plan will promote continuity of management, increased incentive and personal interest in the combined company's welfare, and aid in securing its growth and financial success.

        The affirmative vote of a majority of the shares of Proteon common stock present in person or represented by proxy at the Proteon special meeting and entitled to vote thereupon is required to approved Proposal No. 4. Abstentions and broker non-votes will have the same effect as votes "AGAINST" this Proposal. It is anticipated that Proposal No. 4 will be a non-discretionary proposal considered non-routine under the rules of the NYSE.

        THE PROTEON BOARD RECOMMENDS THAT PROTEON'S COMMON STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 4 TO APPROVE AN AMENDMENT TO THE PROTEON AMENDED AND RESTATED 2014 EQUITY INCENTIVE PLAN.

 PROPOSAL NO. 5:
APPROVAL OF POSSIBLE ADJOURNMENT OF THE PROTEON SPECIAL MEETING

        If Proteon fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2, 3 or 4, Proteon may propose to postpone or adjourn the Proteon special meeting, for a period of not more than 20 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2, 3 or 4. Proteon currently does not intend to propose postponement or adjournment at the Proteon special meeting if there are sufficient votes to approve Proposal Nos. 1, 2, 3 or 4.

        The affirmative vote of a majority of the shares of Proteon common stock present in person or represented by proxy at the Proteon special meeting and entitled to vote thereupon is required to approve Proposal No. 5. Abstentions will have the same effect as votes "AGAINST" this Proposal . It is anticipated that Proposal No. 5 will be a discretionary proposal considered routine under the rules of the NYSE.

        THE PROTEON BOARD RECOMMENDS THAT PROTEON'S COMMON STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 5 TO POSTPONE OR ADJOURN THE PROTEON SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 2, 3 or 4. THE APPROVAL OF EACH OF PROPOSAL NOS. 1, 2 AND 3 IS REQUIRED TO CONSUMMATE THE MERGER.

DESCRIPTION OF PROTEON'S BUSINESS

Overview

        Proteon is a biopharmaceutical company that has historically focused on the development of novel, first-in-class pharmaceuticals to address the medical needs of patients with kidney and vascular disease. Proteon was formed in June 2001 and incorporated on March 24, 2006.

        Proteon's product candidate, vonapanitase, is a recombinant human elastase that Proteon developed to improve vascular access outcomes in patients with chronic kidney disease, or CKD, undergoing or preparing for hemodialysis, a lifesaving treatment that cannot be conducted without a functioning vascular access, which might include a radiocephalic fistula. In addition to these CKD-related indications, Proteon had recently been investigating vonapanitase in Phase 1 clinical trials as a treatment for patients with symptomatic peripheral artery disease, or PAD.

Recent Developments

        On March 28, 2019, Proteon announced that its second Phase 3 trial, PATENCY-2, for vonapanitase in the treatment of radiocephalic fistulas did not meet its co-primary endpoints of fistula use for hemodialysis (p=0.328) and secondary patency (p=0.932). The PATENCY-2 clinical trial that enrolled 603 treated patients was the second of two randomized, double-blind Phase 3 trials, comparing a 30 microgram dose of investigational vonapanitase to placebo. Proteon reported top-line results for the first Phase 3 clinical trial, PATENCY-1, in December 2016 and published these results in the Journal of Vascular Surgery in January 2019. As in PATENCY-1, the PATENCY-2 clinical trial enrolled patients with CKD undergoing surgical creation of a radiocephalic fistula for hemodialysis. Based on the top-line results of the PATENCY-2 clinical trial, Proteon is no longer planning to submit a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or FDA, or a Marketing Authorization Application, or MAA, to the European Medicines Agency, or EMA, for investigational vonapanitase.

Current Strategy

        Due to the results of the PATENCY-2 clinical trial, Proteon started taking steps beginning in April 2019 to reduce operating expenses while Proteon evaluated its strategic alternatives with a goal to enhance stockholder value. To assist with this process, the Proteon Board engaged H.C. Wainwright & Co., LLC, to assist the Proteon Board to explore its strategic alternatives, including a possible merger or sale of Proteon, a sale of part or all of its assets, and collaboration and licensing arrangements as further discussed in the section titled "The Merger—Background of the Merger."

        On September 23, 2019, Proteon and ArTara announced the signing of the Merger Agreement. Although Proteon has entered into the Merger Agreement and intends to consummate the Merger, there is no assurance that it will be able to successfully consummate the Merger on a timely basis, or at all. If, for any reason, the Merger is not completed, Proteon will reconsider its strategic alternatives and could pursue one or more of the following courses of action:

  •
  Pursue potential out-licensing or other strategic arrangements for Proteon's PAD assets, including a sale or other divestiture of its PAD assets. Proteon has discontinued all of its research and development activities, including its development of the application of vonapanitase for the treatment of patients with PAD, and does not currently have any plans to resume such development. Proteon does, however, continue its efforts to seek potential out-licensing or other strategic arrangements for its PAD assets, including a sale or other divestiture of its PAD assets. To date, Proteon has enlisted former employees as consultants to assist it in communicating the potential value of this indication to potential partners or acquirors of the technology. While Proteon has received expressed interest in these assets from a number of companies, there is no assurance that Proteon will be able to successfully negotiate or consummate an out-licensing or other strategic arrangement for its PAD assets.

  •
  Pursue another strategic transaction like the Merger.  The Proteon Board may elect to pursue an alternative strategy, one of which may be a strategic transaction similar to the Merger.

  •
  Dissolve and liquidate Proteon's assets.  If, for any reason, the Merger is not consummated and Proteon is unable to identify and complete an alternative strategic transaction like the merger or potential out-licensing or other strategic arrangements for its PAD assets, Proteon may be required to dissolve and liquidate its assets. In such case, Proteon would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left to distribute to its stockholders after paying its debts and other obligations and setting aside funds for reserves.

        The Proteon Board began a plan in April 2019 to reduce personnel expenses to preserve capital and further reduce Proteon's operations consistent with the decision to discontinue research and development activities.

Peripheral Artery Disease

        Proteon has also historically investigated vonapanitase as a treatment for patients with symptomatic PAD. Patients with lower extremity PAD suffer from stenosis formation in the arteries providing blood to the legs. These patients typically present with exercise-induced leg pain, a condition known as intermittent claudication. Patients with claudication are unable to adequately maintain their activities of daily living because they quickly experience pain that can be resolved only through rest. Severe cases result in critical limb ischemia, or lack of oxygen to the leg, and the possibility of amputation. PAD is a global problem affecting a large number of people throughout the industrialized world. It is estimated that approximately 8 million Americans suffer from PAD.

        Patients with early stage PAD typically undergo lifestyle management such as smoking cessation, weight reduction and/or diabetes management, and treatment with oral medications. Approximately 800,000 patients in the United States who do not respond to lifestyle management and have worsening symptoms undergo an endovascular procedure, typically balloon angioplasty with or without stenting or vein bypass surgery. While these procedures work acutely to restore blood flow, they suffer from poor long-term durability, resulting in the need for repeat procedures.

        Proteon believes that vonapanitase may improve the outcomes associated with angioplasty procedures, resulting in prolonged intervention-free patency while reducing the need for implantation of a permanent stent. Proteon submitted an IND for vonapanitase as a treatment for PAD patients on April 9, 2012. Proteon's initial PAD clinical trial was a Phase 1, open-label, dose-escalation safety/technical feasibility trial in 14 patients undergoing balloon angioplasty of the superficial femoral or popliteal arteries in the leg above the knee. Following successful angioplasty, patients were treated with vonapanitase via an FDA-cleared, drug-delivery catheter that allows vonapanitase to be administered locally in the outer layer of the vessel wall. Patients were followed for up to 12 months. The study met its stated objectives, as data indicated that catheter-based treatment with vonapanitase was generally well-tolerated and technically feasible. In the fourth quarter of 2016, Proteon initiated another Phase 1 study of vonapanitase delivered via the same drug-delivery catheter used in the previous Phase 1 study, in symptomatic PAD patients undergoing angioplasty of an artery below the knee. Proteon completed the enrollment and treatment of 24 patients before the end of 2018 in this Phase 1 study. Proteon followed most of these patients for a period of up to seven months prior to the clinical trial being discontinued.

        Proteon also believes that vonapanitase may be an alternative to traditional angioplasty. Vonapanitase may be delivered via a percutaneous approach, in which a physician inserts a needle through the skin to inject vonapanitase to the artery around the area of blockage. Proteon believes that vonapanitase may dilate the artery, resulting in increased lumen artery diameter, higher blood flow, and an improvement in clinical symptoms. In the fourth quarter of 2016, Proteon initiated a Phase 1 study of vonapanitase delivered as a monotherapy in patients with a clinical diagnosis of PAD due to an atherosclerotic lesion in an artery above the knee. To date, Proteon hasnot begun patient enrollment.

        Proteon also believes that vonapanitase may improve the outcomes associated with vein bypass surgery, resulting in prolonged intervention-free patency. During vein bypass surgery, a surgeon places a vein, typically obtained from the patient's leg, as an alternative conduit for blood to flow around the area of blockage restoring direct flow to the lower leg and foot. Proteon believes that vonapanitase could be administered to the outside of the vein concurrently with the surgery.

Intellectual Property

        Proteon strives to protect and enhance the proprietary technology, inventions and improvements that are commercially important to its business, including seeking, maintaining and defending patent rights. Proteon also relies on know-how that may be important to the development of its business. Proteon additionally has expected to rely on regulatory protection afforded through data exclusivity, market exclusivity and patent term extensions where available.

        Commercial success of vonapanitase for PAD may depend in part on the ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to the business, as well as the ability to defend and enforce patents and to operate without infringing the valid enforceable patents and proprietary rights of third parties.

        The ability to prevent third parties from making, using, selling, offering to sell or importing competing products to vonapanitase, including a competitor to vonapanitase, depends on the scope of the patents and/or regulatory protection. Proteon has several patents and patent applications relating to the vonapanitase formulation and its therapeutic uses. Proteon cannot be sure that any of the pending patent applications or future patent filings will lead to the issuance of new patents, nor can Proteon be sure that any of the existing patents or any patents that may be granted in the future will be adequate to protect the market.

Proteon Patents

        As of September 30, 2019, Proteon's intellectual property portfolio was composed of 45 issued patents and 9 pending patent applications. The patents and applications primarily fall into two families, a first relating to the vonapanitase formulation and its manufacture and use, as well as other formulations of elastases (the "formulation family"), and the second relating to certain therapeutic uses of vonapanitase, and associated systems and kits that include a catheter and are suitable for a subset of those therapeutic uses (the "therapy family"). The formulation family includes four issued United States patents, two issued European patents, additional patents issued in Australia, China, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Russia, South Korea and Taiwan, and patent applications pending in several major jurisdictions worldwide, including China, Brazil, Mexico and the United States. The expected expiration date for any patents that have issued or may issue from the formulation family is December 4, 2028, exclusive of possible patent term extension available for one patent covering vonapanitase under the Hatch-Waxman Amendments or comparable provisions in other jurisdictions, except in the United States where two of Proteon's formulation family patents were awarded patent term adjustments of 199 and 668 days, respectively, due to United States Patent and Trademark Office, or USPTO, delays taking their expiration dates to June 20, 2029 and October 3, 2030, respectively. The therapy family includes nine issued United States patents, three issued

European patents, and one issued Canadian patent. The expected expiration date for any patents that have issued or may issue from the therapy family patents is September 24, 2020, except in the United States where several patents were awarded a patent term adjustment and the expected expiration date of two therapy family patents related to systems and kits including elastase and a catheter is June 30, 2021, exclusive of possible patent term extension.

Proteon Assignment of Rights and License Agreement

        As successor to Proteon Therapeutics, LLC by merger, Proteon acquired all of the assets of Proteon Therapeutics, LLC, including all of the intellectual property rights in a patent family entitled "Local, Transcatheter Delivery of Proteases to Reopen Obstructed Biological Conduits" (the "JHU patent family"). This patent family was originally developed by Proteon's founder, Dr. F. Nicholas Franano, at The Johns Hopkins University, or Johns Hopkins, and includes United States patent Nos. 7,063,838; 7,153,505; 7,361,335; 7,632,494; 7,883,699; 8,524,226; 8,562,983; and 8,568,716. Johns Hopkins assigned all of the intellectual property rights to Dr. Franano who in turn assigned the rights to Proteon Therapeutics, LLC. Under the terms of the assignment of rights and license agreement with Johns Hopkins, Dr. Franano reimbursed certain costs of Johns Hopkins and agreed to pay the future costs and expenses of patent prosecution and maintenance, as well as any costs related to infringement. In addition, under the agreement, Dr. Franano granted to Johns Hopkins rights to practice under the intellectual property rights for non-profit purposes. These rights are further subject to any rights the United States Government may have in inventions that are the subject matter of the acquired patents under the Bayh Dole Act due to its sponsorship of research that led to certain of such inventions. The agreement does not specify a term and does not include any termination provisions. Dr. Franano agreed that upon commercialization of the assigned invention, he would remit to Johns Hopkins 2.5% of any revenues or fees received from certain net sales of any product covered by the JHU patent family. Proteon assumed, and is the successor to, all of Dr. Franano's payment and other obligations to Johns Hopkins. Seven U.S. patents in the JHU patent family, and their foreign counterparts, described above as the therapy family, relate to certain therapeutic uses of vonapanitase, and the associated systems and kits that include a catheter and are suitable for a subset of those therapeutic uses.

Research and Development

        In April 2019, Proteon discontinued its research and development activities to reduce operating expenses while Proteon evaluated strategic alternatives with a goal to enhance stockholder value, including the Merger or, if the Merger is not completed, the possibility of another merger or sale of Proteon. Before Proteon discontinued its research and development activities, Proteon conducted clinical trials and other development activities to support the development of vonapanitase.

        Before Proteon discontinued its research and development activities, Proteon's research programs were directed toward the following:

  •
  developing vonapanitase to improve vascular access outcomes in patients with chronic kidney disease, or CKD, undergoing or planning for hemodialysis, a lifesaving treatment that cannot be conducted without a functioning vascular access;

  •
  investigating indications for vonapanitase in PAD; and

  •
  developing additional vascular access indications for vonapanitase.

Competition

        The biotechnology and pharmaceutical industries are characterized by intense and rapidly changing competition to develop new technologies and proprietary products. If Proteon recommences research and development activities, it would face potential competition from many different sources, including larger and better-funded pharmaceutical and biotechnology companies.

Employees

        As of September 30, 2019, Proteon employed 2 full-time employees in executive, general and administrative. Timothy P. Noyes', Proteon's President and Chief Executive Officer, employment with Proteon ceased effective as of the close of business on September 30, 2019. Following his separation, Proteon and Mr. Noyes entered into a Consulting Agreement, pursuant to which Mr. Noyes will provide consulting services to Proteon, including continuing to serve in his role as President and Chief Executive Officer, beginning October 1, 2019 and continuing for a period of one year, unless earlier terminated by either party. Additionally, Proteon has engaged certain former key employees as consultants to assist with its ongoing operation and in order to consummate the Merger. None of Proteon's employees is subject to a collective bargaining agreement or represented by a labor or trade union. Proteon believes that its relations with its employees are good.

Legal Proceedings

        Proteon is unaware of any lawsuits presently pending against Proteon which, individually or in the aggregate, are deemed to be material to its financial condition or results of operations..

Facilities

        Proteon's primary facility is located in Waltham, Massachusetts, where it leases approximately 175 square feet of office space. Proteon believes that its existing facilities are sufficient for its current needs and its needs for the foreseeable future.

Corporate Information

        Proteon was incorporated under the laws of the State of Delaware in March 2006, and at that time, acquired Proteon Therapeutics, LLC, its predecessor, which was formed in June 2001. Proteon's executive offices are located in shared office space at Regus' location at 303 Wyman Street, Waltham, Massachusetts 02451, and Proteon's telephone number is (781) 890-0102. Proteon's website address is http://www.proteontherapeutics.com. The information on Proteon's website, or any website referred to in this proxy statement/prospectus/information statement, is not incorporated by reference in this proxy statement/prospectus/information statement or in any other filings Proteon makes with the SEC.

Where to Find More Information

        Proteon makes its public filings with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all exhibits and amendments to these reports, available free of charge at Proteon's website, http://www.proteontherapeutics.com, as soon as reasonably practicable after Proteon files or furnishes such materials with the SEC. In addition, the SEC maintains an internet site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically, including Proteon.

        Proteon also makes available free of charge through its website http://www.proteontherapeutics.com certain of its corporate governance policies, including the charters for the audit, compensation and nominating and corporate governance committees of the Board and Proteon's code of business conduct and ethics, corporate governance guidelines and whistleblower policy. Proteon will also provide to any person without charge, upon request, a copy of any of the foregoing materials. Any such request must be made in writing to us at: Proteon Therapeutics, Inc., 200 West Street, Waltham, Massachusetts 02451.

 DESCRIPTION OF ARTARA'S BUSINESS

Overview

Business Description

        ArTara is a development-stage, clinical biopharmaceutical company focused on bringing life-saving therapies to patients who suffer from rare diseases. The company's core strategy is to identify and acquire or license overlooked or undervalued products or product candidates and modernize or optimize development programs for these assets. ArTara's current development programs focus on therapeutics for rare structural disorders as well as rare hepatology/gastrointestinal and metabolic disorders.

TARA-002 / OK-432

        TARA-002, ArTara's lead program, is a follow-on biologic of the immunotherapy OK-432 (marketed as Picibanil® in Japan and Taiwan by Chugai Pharmaceutical Co., Ltd. (Chugai Pharmaceutical)). ArTara will utilize the same regulatory starting materials as OK-432 and will manufacture TARA-002 using an updated version of the same proprietary processes used to manufacture OK-432. Functionally, ArTara's lead product is OK-432. ArTara has designated this product as TARA-002 in order to differentiate the regulatory path in the United States and other geographies from that of OK-432 in Japan.

        TARA-002 is a cell therapy developed from the master cell line of the same genetically distinct Streptococcus pyogenes (group A, type 3) Su strain as OK-432 and will be manufactured in a similar manner following Good Manufacturing Practices (GMP). The Company believes that these two factors will result in a product that is comparable enough to OK-432 such that for the development and regulatory applications of TARA-002, it can use the historic data and literature amassed for OK-432 in the four decades since it was first approved in Japan.

        ArTara entered into an agreement with Chugai Pharmaceutical in June 2019 to support ArTara's development of TARA-002. The agreement provides ArTara with exclusive access, for a limited period, to certain materials and documents relating to OK-432 including the master cell bank of Streptococcus pyogenes used in the manufacture of OK-432. Additionally, the agreement provides technical support during a certain period. ArTara plans to utilize the materials, proprietary manufacturing process and technical support provided by Chugai Pharmaceutical to produce TARA-002 at a GMP-compliant facility in the United States. Under the agreement with Chugai Pharmaceutical, ArTara will have sole responsibility for the development and commercialization of TARA-002.

        In Japan, OK-432 is indicated for: the treatment of lymphangiomas; the prolongation of survival time in patients with gastric cancer (postoperative cases) or primary lung cancer in combination with chemotherapy; and the reduction of cancerous pleural effusion or ascites in patients with lung cancer or gastrointestinal cancer respectively, head and neck cancer (maxillary cancer, laryngeal cancer, pharyngeal cancer, and tongue cancer) and thyroid cancer that are resistant to other drugs.

        ArTara plans to pursue development of TARA-002 for the treatment of lymphatic malformations, or LMs. ArTara also plans to explore the potential of TARA-002 in other indications where its utility as a sclerosant (an injectable irritant) or as a systemic immunostimulant has been hypothesized to be of therapeutic benefit.

Lymphatic Malformations

        ArTara intends to initially seek approval of TARA-002 for the treatment of lymphatic malformations. Lymphatic malformations are rare, non-malignant cystic masses that primarily form in the head and neck region of children before the age of two. The International Society for the Study of

Vascular Anomalies categorizes LMs as macrocystic, microcystic, or mixed. Macrocystic LMs are characteristically large, fluid-filled cysts with a thin endothelial lining. Microcystic LMs have very limited internal space with a thick, irregular endothelial lining. Mixed LMs are comprised of varying degrees of both macrocystic and microcystic LMs.

        In the United States, LMs are present in approximately one in every 4,000 live births. Outside of Japan and Taiwan, the standard of care for LMs is surgical excision, which is associated with high rates of recurrence and complications. There are no pharmacotherapies currently approved for lymphatic malformations except in Japan and Taiwan, where OK-432 is marketed. In these countries, OK-432 has been the standard of care for LMs for almost 25 years. When OK-432 is administered locally for LMs, it is hypothesized that innate immune cells within the cyst are activated and produce a strong immune cascade. Neutrophils and monocytes infiltrate the cyst and various cytokines, including interleukins IL-6, IL-8, IL-12, interferon (IFN)-g, tumor necrosis factor (TNF)-a, and vascular endothelial growth factor (VEGF) are secreted by immune cells within the cyst in response to the presence of OK-432. In concert, these immune activities induce a strong local inflammatory reaction in the cyst wall, resulting in fluid drainage, shrinkage and fibrotic adhesion of the cyst.

        The University of Iowa led a multi-year study in LMs beginning in the late 1990s that included three separate studies including a randomized, controlled safety and efficacy study. In this phase 2 clinical trial, 151 patients with LMs (>90% pediatric) were treated with OK-432. A clinically successful outcome was demonstrated in 94% (74/79) of patients with macrocystic LMs and 63% (25/40) of patients with mixed LMs who completed treatment per protocol. Following these results, an additional 500 pediatric patients were treated with OK-432 in the United States at 27 different pediatric referral centers. ArTara has entered into an exclusive license agreement with the University of Iowa for the data from these clinical trials and is currently analyzing such data.

        ArTara plans to request a meeting with the U.S. Food and Drug Administration (FDA) in 2020 to determine if additional clinical data are needed to support the submission of a Biologics License Application (BLA) for TARA-002 for the treatment of LMs.

IV Choline Chloride

        IV Choline Chloride is an intravenous (IV) substrate replacement therapy initially in development for patients receiving parenteral (typically intravenous) nutrition (PN) who have intestinal failure associated liver disease (IFALD).

        Choline is a known important substrate for phospholipids that are critical for healthy liver function. Because PN patients cannot sufficiently absorb adequate levels of choline and no available PN components contain sufficient amounts of choline to correct this deficit, PN patients often experience a prolonged progression to hepatic failure and death, with the only known intervention being a dual small bowel / liver transplant. If approved, IV Choline Chloride would be the first approved therapy for IFALD. It has been granted Orphan Drug Designations (ODDs) by the FDA for the treatment of IFALD and the prevention of choline deficiency in PN patients.

        ArTara entered into a license agreement with Dr. Alan Buchman for exclusive rights to the IND, ODDs and other regulatory assets related to IV Choline Chloride, as well as exclusive rights to the data from previously conducted phase 1 and phase 2 clinical trials led by Dr. Buchman.

Intestinal Failure Associated Liver Disease

        IFALD is associated with significant morbidity in patients who rely on PN for long-term survival. It is believed that there are multiple contributing factors to the development of IFALD with a substantial body of literature pointing to choline deficiency as a key cause.

        IFALD is uniquely characterized by the presence of both steatosis (toxic fat accumulation in liver cells) and cholestasis (damage to the biliary system in the liver) in patients who are chronic (greater than six months) PN users.

        The results of a randomized, controlled, phase 2 clinical trial demonstrated that treatment with IV Choline Chloride resulted in normalization of plasma-free choline concentrations, improvement of hepatic steatosis, and a clinically meaningful and statistically significant improvement in cholestasis in patients dependent on PN. ArTara had an end of phase 2 meeting with the FDA in November 2018 and received the FDA's support for the design of studies necessary to complete the registration package for IV Choline Chloride for the treatment of IFALD.

ArTara's Clinical and Business Development Strategy:

        Leveraging the drug development and commercialization experience of ArTara's management team, the Company's objective is to build a leading biopharmaceutical company focused on bringing life-saving therapies to patients who suffer from rare and specialty diseases. ArTara's core strategy is to identify and acquire or license overlooked or undervalued products or product candidates and modernize or optimize development programs for these assets. ArTara's current development programs focus on therapeutics for rare structural disorders, as well as rare hepatology/gastrointestinal and metabolic disorders

1.     Establish comparability of OK-432 and TARA-002 and rapidly seek approval for use in Lymphatic Malformations

  Utilizing the same genetically distinct Streptococcus strain and proprietary manufacturing process used by Chugai Pharmaceuticals to manufacture OK-432, ArTara plans to produce small lots of TARA-002 and conduct comparability studies using batches of OK-432 (Picibanil®) manufactured in Japan as a reference. ArTara plans to engage with the FDA in 2020 to seek their agreement on the comparability of the two products. In addition, ArTara plans to discuss with the FDA whether OK-432's more than 25-year safety database in LMs, as well as the efficacy and safety database from the clinical trials of more than 600 patients conducted in the US and led by the University of Iowa are sufficient for a BLA submission for TARA-002.

2.     Pursue development and approval of IV Choline Chloride for IFALD

  ArTara is in ongoing discussions with the FDA regarding the development plan for IV Choline Chloride for the treatment of IFALD. ArTara has reached agreement with FDA on a number of key aspects of the overall clinical program necessary for registration. ArTara plans to start implementing many of these facets of the development plan in 2020.

3.     Explore product expansion opportunities from existing pipeline

  The immunological activity of TARA-002's reference product, OK-432, has been effectively interrogated in patients in a long list of indications. We plan to carefully evaluate the case reports and the literature and perform initial in vitro characterization studies to better understand the mechanism of action of TARA-002 and its potential activity in indications other than LMs.

4.     Continue to leverage expertise in business development

  ArTara's leadership team has a strong track record of licensing, acquiring and optimizing product candidates for the treatment of patients with diseases with limited or no treatment options. ArTara plans on building its therapeutic portfolio by strategically pursuing products and product candidates that allow it to utilize this expertise to expand the existing pipeline.

Product Candidates:

TARA-002 for the Treatment of Lymphatic Malformations

Background

        ArTara will initially develop TARA-002 for the treatment of lymphatic malformations. Lymphatic malformations are rare, non-malignant masses that primarily form in the head and neck region of children before the age of two. While the exact prevalence of LMs is not known, in the United States, the condition is thought to be present in approximately one in every 4,000 live births. Outside of Japan and Taiwan, the standard of care is surgical excision, which is associated with high rates of recurrence and complications. There are no approved pharmacotherapies for LMs, except in Japan and Taiwan where OK-432 is approved. In these countries, OK-432 has been the standard of care for LMs for over 25 years.

Disease Overview

        The exact cause of LMs is not completely understood; however, there are studies suggesting that somatic genetic mutations may cause the lymphatic abnormality. One study described the association between observed mutations in the PI3K/AKT1/mTOR pathway and the development of LMs. This pathway is known to regulate the formation of endothelial cells that line the lymphatic channels. In patients with LMs, there is a relatively frequent observation of somatic gain of function mutations in the PIK3CA gene. Additionally, five different point mutations in DNA analyzed from LM tissue have been identified. It remains unclear whether these mutations alone are what cause LMs.

        Lymphatic malformations are rare, non-malignant cystic masses that primarily form in the head and neck region of children before the age of two. The International Society for the Study of Vascular Anomalies classifies LMs as either macrocystic, microcystic, or mixed. Macrocystic and microcystic LMs are differentiated by the size of the fluid-containing portion of the malformation. Macrocystic LMs are characteristically large, fluid-filled cysts with a thin endothelial lining. Macrocystic LMs are composed of cysts greater than 2 cm3 in size and present as a soft, fluid-filled swelling beneath normal or slightly discolored skin. Macrocystic LMs are usually located in the antero-lateral cervical region of the neck; however, it is possible for this type of LM to originate in other areas of the body. In contrast, microcystic LMs have very limited internal space with a thick irregular endothelial lining. Microcystic LMs are comprised of cysts less than 2 cm3 in size and are often composed of micro-lymphatic channels that integrate and infiltrate normal soft tissue. Microcystic LMs can involve both superficial and deep aspects including muscle and bone. Microcystic LMs can thicken or swell causing enlargement of surrounding soft tissue and bones and can be found on any area of the skin or mucous membrane. Mixed LMs are comprised of varying degrees of both macrocystic and microcystic LMs.

Treatment

        The standard of care for LMs varies depending on the symptoms and complications that present themselves. One of the most common procedures used to reduce the size of lymphatic growth is a percutaneous drainage of the lymphatic fluid. This procedure results in significant discomfort to the pediatric patients and is only a short-term solution that often results in recurrence of the lymphatic fluid. The standard of care outside Japan and Taiwan for the treatment of LMs is either a partial or complete surgical excision of the cysts. While surgery is the standard approach to the treatment of LMs in the head and neck, the region is a difficult area to operate in because of the large number of important anatomical structures in the area. Major venous and arterial trunks travel through the neck, as do important nerves. Surgery on such malformations frequently results in high rates of recurrence and complications including life-long chronic conditions, such as damage to nerves and other important structures of the head and neck.

Clinical Development

        A randomized, phase 2 clinical trial led by the University of Iowa studied the use of OK-432 in 182 patients with lymphatic malformations (>90% pediatric) from 1998 to 2004. This trial included patients with macrocystic, microcystic and mixed lymphatic malformations. There were three treatment groups: immediate treatment, delayed treatment, and open label. The immediate treatment group received treatment with OK-432 upon diagnosis. The delayed treatment group received OK-432 treatment following a six-month observation period because at the time of this trial, there was some belief that LMs could spontaneous resolve. The open-label treatment group included infants younger than six months of age, adults older than 18 years of age, patients with LMs involving sites other than the head and neck (such as the axilla, thorax, and extremities), and patients treated on an emergent basis. Response to therapy was measured by quantitating change in lesion size. Clinical success was defined as a complete (90% to 100%) or substantial (60% to 89%) response to treatment based on radiographically confirmed shrinkage in lesions.

        Figure 1: Consort Diagram of Patients included in the Iowa trial

        Figure 2: Intent-to-Treat: Observations Six Months After Enrollment

        Figure 2 demonstrates that the primary endpoint was met showing that 68% of patients in the immediate treatment group had a complete or substantial response to OK-432 while 0% of patients in the delayed treatment group had a complete or substantial response after six months of observation and before treatment.

Figure 3: Clinical Success of OK-432

        Figure 3 illustrates that a large majority of patients in all three cohorts of the trial experienced a complete or substantial response once they completed treatment with OK-432.

Figure 4: Clinical Success of OK-432 Based on LM Type

        Figure 4 illustrates the compelling response to OK-432 demonstrating the overall clinical success of the treatment by radiographically confirmed lesion type.

Figure 5. Photographs: Before and After Treatment with OK-432

        The images in Figure 5 demonstrate the significant clinical success of OK-432 in selected patients from the Iowa trial discussed above.

        Following the results with OK-432 treatment in this trial, an additional 500 patients were enrolled in an open-label study of OK-432 in the United States from 2005 to 2017. ArTara has entered into an exclusive license agreement with the University of Iowa for the data from these trials and is currently analyzing such data.

        Once ArTara can demonstrate that it is manufacturing a drug product that is comparable to OK-432, it plans to meet with the FDA to determine if additional clinical data are needed to support the submission of a BLA for TARA-002 for the treatment of lymphatic malformations.

Preclinical Development:

        A comprehensive preclinical development program for OK-432, including in vitro and in vivo pharmacology and toxicology studies, was conducted by Chugai Pharmaceutical to support the filing of a new drug application with the Japan Pharmaceuticals and Medical Devices Agency. ArTara plans to discuss with the FDA the ability to rely on these studies for the submission of a BLA for TARA-002.

Clinical Development Plan:

        ArTara plans to engage the FDA in 2020 to determine the requirements for a BLA submission, including agreement on requirements to demonstrate the comparability of the two products. ArTara plans to discuss with the FDA whether OK-432's more than 25-year safety database in LMs, as well as the efficacy and safety database from the clinical trials of more than 600 patients conducted in the US and led by the University of Iowa are sufficient for a BLA submission for TARA-002. Based on the guidance from the FDA, ArTara plans to conduct additional clinical trials as required.

Manufacturing Plans:

        TARA-002 will be manufactured using an equivalent, but modernized, proprietary manufacturing process used to produce OK-432 by Chugai Pharmaceutical. Starting with a master cell line propagated by ArTara but utilizing the same genetically distinct strain of Streptococcus pyogenes (A group, type 3) Su strain as OK-432, TARA-002 will be manufactured by a CMO in a facility located in the United States. TARA-002 will be compared against OK-432 in formal comparability studies to establish that the change in manufacturing location did not adversely affect the safety, identity, purity, or potency of OK-432. ArTara plans to discuss the planned manufacturing program with the FDA as soon as it has demonstrated comparability in the planned research-scale manufacturing batches which is expected to occur in 2020.

IV Choline Chloride for the treatment of Intestinal Failure Associated Liver Disease:

Background:

        IFALD is a rare hepatic/metabolic disease. IFALD, which occurs in patients dependent upon PN, is characterized by choline deficiency, hepatic steatosis, cholestasis, and rapid progression of liver disease through to hepatic failure and death, in the absence of intestine-liver transplant. IFALD carries a relatively poor prognosis, with a 15-34% death rate within one to four years. When IFALD presents in children, mortality is even higher, with studies reporting death rates of 23-40% within 18 months. A patient is considered to have IFALD if she/he:

  •
  is dependent on PN for more than six months (e.g., has chronic intestinal failure);

  •
  has evidence of steatosis, determined by imaging techniques or histologic assessments;

  •
  has evidence of cholestasis (e.g., elevated alkaline phosphatase (ALP), elevated bilirubin and/or histology); and

  •
  may have evidence of ongoing, progressive liver injury on the basis of multiple abnormal liver function tests, in conjunction with findings of fibrosis, cirrhosis, and/or end-stage liver disease (ESLD).

        It is well established that IFALD prevalence increases with duration of PN use; however, the duration that PN is used varies. Based on Medicare data, there are approximately 220,000 PN patients per year (>12 years old) in the United States, the majority of whom tend to be short-term. However, approximately 7% of all patients are on PN for longer than three months and therefore at high risk for developing IFALD. When taking into consideration IFALD available prevalence data and known distribution of PN duration, it is estimated that there are several thousand patients aged 12 and older with IFALD in the United States.

        Many patients receiving PN are entirely dependent on PN for their nutritional needs. PN delivers nearly all the macro and micro-nutrients necessary for survival in their patients, with the notable exception of choline. Consequently, patients dependent on PN support have been shown to be choline deficient. Patients dependent upon PN are unable to synthesize sufficient levels of choline and malabsorption limits the bioavailability of choline chloride from the PN diet. The American Society for Parenteral and Enteral Nutrition and the Academy of Nutrition and Dietetics' Dietitians in Nutrition Support both recommend that choline be required in PN products; however, there are currently no FDA-approved choline chloride PN products.

        Choline is an essential dietary nutrient in humans. It is a component of the predominant phospholipids in cell membranes (phosphatidylcholine and sphingomyelin) and a precursor for the neurotransmitter acetylcholine and phospholipid biosynthesis. Choline also plays an important role in the synthesis of methyl groups needed to make the primary methyl donor, S-adenosylmethionine. The normal range of physiologic concentrations of free choline is broad, ranging from 6.7 to 26.9 nmol/mL, due in part to effects of variations in diet, differences in absorption, and genetic polymorphisms related to choline metabolism. Patients are considered to be choline deficient if concentrations of plasma free choline are less than 7 nmol/mL.

        PN-dependent patients develop choline deficiency, with 80-85% of long-term PN patients exhibiting decreased concentrations of plasma free choline below 7 nmol/mL. Choline deficiency causes impaired triglyceride export from the liver due to reduced very low-density lipoprotein (VLDL)

synthesis, leading to fatty accumulation, abnormal bile composition, and progressive hepatocellular injury. Choline deficient patients dependent on PN present with signs of hepatic injury, neuropsychological impairment (including memory abnormalities), and muscle damage, as well as thrombotic abnormalities. Cholestasis (when bile from the liver stops or slows) in IFALD may be mediated by altered and potentially toxic bile salt composition due to deficient phosphatidylcholine, a major component of normal bile.

        Dependence on PN and resulting choline deficiency often leads to IFALD, which is the most common adverse outcome in chronic PN adult patients that is associated with death. Low free choline plasma concentrations are associated with alanine aminotransferase (ALT), aspartate aminotransferase (AST), and alkaline phosphatase (ALP) elevations as well as steatosis (fatty liver), all indicators of ongoing liver damage. As plasma free choline concentrations decline in PN patients, serum concentrations of liver enzymes, ALT and AST, ALP, and/or bilirubin become abnormally high, which is associated with hepatic steatosis, cholestasis, and liver damage.

Figure 6. Choline Synthesis Pathway

        Figure 6 depicts the metabolic pathway in which choline is normally synthesized.

  1.
  Throughout the body, phosphatidylcholine (PC) is synthesized almost exclusively through external choline consumption.

  2.
  Intra-hepatically, the phosphatidylethanolamine N-methyltransferase (PEMT) pathway can provide 30% of the liver's needs.

Clinical History:

        In a Phase 2 randomized, double-blind, controlled 24-week clinical trial, patients (n=15) receiving nightly PN for > 85% of their nutritional needs (for at least 12 weeks prior to entry) were randomized to receive via IV infusion (10-12 hours) their usual PN with placebo (n = 8), or PN to which 2g IV Choline Chloride was added (n = 7).

        In the IV Choline Chloride group, mean choline levels were within or greater than the estimated normal range (i.e., 6.7 to 26.9 nmol/mL) throughout the 24-week trial and quickly returned to baseline levels when treatment was discontinued.

Steatosis:

        Upon conversion of the quantification of computed tomography (CT) values to magnetic resonance imaging proton density fat fraction (MRI-PDFF), significant differences in the least square (LS) mean change from baseline in MRI-PDFF were observed in the IV Choline Chloride group in comparison to placebo group at Week 4 through Week 24, demonstrating a clinically meaningful and statistically significant reduction in steatosis. When LS mean percent changes from baseline in MRI-PDFF were compared between treatment groups, significant differences in LS mean changes (range, 31.7% to 53.6%) were observed from Weeks 4 to 24 with p-values of 0.0009 to 0.0297 favoring the IV Choline Chloride group.

Figure 7. Steatosis: ConversionI of CT to MRI-PDFFI

Note: CT to MRI-PDFF Conversion Equation: MRI-PDFF (%) = –0.572*Liver CT(HU) + 37.264

Imixed model for repeated measurement (MMRM) method used for imputation

IA placebo subject was excluded from all analyses due to likely IV contrast-induced imaging abnormalities, confirmed by independent radiologist in subsequent re-analysis.

Figure 8. Liver CT Images: Before and After Treatment with IV Choline Chloride

Alkaline Phosphatase:

        At baseline, LS mean ALP concentration was 239.3 ± 118.93 in the IV Choline Chloride group and 148.1 ± 100.2 in the placebo group. The MMRM analyses demonstrated statistically significant decreases in ALP concentrations at Week 12 (p = 0.008), Week 16 (p = 0.005), Week 20 (p = 0.007), and Week 24 (p = 0.005) for the IV Choline Chloride group, demonstrating a reduction in cholestasis. A trend towards significance was observed at Week 4 (p = 0.076) and Week 6 (p = 0.056). At Week 34, 10 weeks after discontinuation of IV Choline Chloride treatment, LS mean change from baseline in ALP concentrations still demonstrated statistically significant decreases (p = 0.002), demonstrating a significant improvement in cholestasis with treatment with IV Choline Chloride (Figure 9).

        In the subgroup of subjects with ALP concentration > 1.5x upper limit of normal (ULN) at baseline, mean values at baseline were comparable between the IV Choline Chloride and placebo groups (294.20 ± 87.947 versus 277.00 ± 128.693, respectively). In the sub-group analysis, improvement in ALP was consistent and substantial, with 20-30% improvement over 12-24 weeks of treatment (Figure 10).

Figure 9. Improvement in CholestasisI: All Patients

Imixed model for repeated measurement (MMRM) method used for imputation

IA placebo subject was excluded from all analyses due to likely IV contrast-induced imaging abnormalities, confirmed by independent radiologist in subsequent re-analysis.

Figure 10. Improvement in CholestasisI: Patients with 1.5x ULN (ITT Population)I

Imixed model for repeated measurement (MMRM) method used for imputation

IA placebo subject was excluded from all analyses due to likely IV contrast-induced imaging abnormalities, confirmed by independent radiologist in subsequent re-analysis.

Preclinical Development:

        Table 1. Preclinical Studies Conducted by ArTara for IV Choline Chloride

Study Type	Brief Description
In vitro protein binding	Evaluation of Protein Binding by Choline Chloride in Plasma Using Rapid Equilibrium Dialysis
In vitro cardiac ion channel study	In Vitro Assessment of the Effect of Choline on Currents Mediated by hERG, Cav1.2, and Peak and Late Nav1.5 Channels Expressed in Human Embryonic Kidney (HEK) Cells
In vitro drug-drug interaction	Evaluation of Transporter Inhibition by Choline Chloride in Transporter-Transfected HEK293 Cells
Evaluation of OCT2, MATE1 and MATE2-K Inhibition by Choline Chloride in Transporter-Transfected HEK293 Cells
Evaluation of Transporter Inhibition by Choline Chloride in Caco-2 Cells
Evaluation of Time Dependent Cytochrome P450 Inhibition (IC50 Shift) by Choline Chloride in Human Liver Microsomes
Evaluation of Direct Cytochrome P450 Inhibition by Choline Chloride in Human Liver Microsomes
Evaluation of Cytochrome P450 Induction by Choline Chloride in Human Hepatocytes
Evaluation of Transporter Inhibition by Choline Chloride in Caco-2 Cells
Evaluating of Cytochrome P450 2C8, 2C9, and 2C19 mRNA Induction by Choline Chloride in Human Hepatocytes
In vitro BSEP inhibition	Assessment of Choline as an Inhibitor of Human BSEP Mediated Transport
Assessment of Choline as a Substrate of Human BSEP Mediated Transport
Nonclinical pharmacology studies	Non-GLP Pilot Single Dose, Escalating Dose Tolerance Study of Choline by Intravenous Infusion in Male Beagle Dogs
GLP Single-dose IV Cardiovascular Study in Surgically Instrumented Male Dogs Monitored by Telemetry
GLP Combined Single-dose IV Neurobehavioral and Respiratory Study

Clinical Development Plan:

        Discussions are ongoing with the FDA regarding the development plan for IV Choline Chloride for the treatment of IFALD. ArTara has reached agreement with FDA on a number of key aspects of the overall clinical program necessary for registration. ArTara plans to start implementing many of these facets of the development plan in 2020

Manufacturing Plans:

        ArTara has manufactured sufficient amounts of GMP drug substance and drug product to initiate the planned clinical trials. Scale up for commercial demand is ready and will commence when appropriate. ArTara's end-to-end manufacturing of IV Choline Chloride is conducted in the United States by a GMP-compliant CDMO.

Sales and Marketing:

        ArTara aims to become a fully integrated biopharmaceutical company pursuing its mission of supporting and improving the lives of patients suffering from rare diseases.

        If approved by the FDA, ArTara plans to commercialize both of its current product candidates in the United States first and then move to other geographies. As ArTara advances IV Choline Chloride and TARA-002 through its respective clinical development programs, ArTara plans to grow its commercial organization in support of anticipated product launches.

Collaborations and License Agreements:

TARA-002

Chugai Agreement

        On June 17, 2019, ArTara entered into an agreement (Chugai Agreement) with Chugai Pharmaceutical, a company organized and existing under the laws of Japan. Chugai Pharmaceutical has developed and commercialized a therapeutic product, OK-432 (Existing Product), in Japan and Taiwan (Chugai Territory), and owns and controls certain materials and documents related to the Existing Product (Chugai Materials). Pursuant to the Chugai Agreement, Chugai Pharmaceutical will provide ArTara with certain materials and documents relating to the Existing Product and will provide certain technical services to ArTara for ArTara's development and commercialization in territories other than the Chugai Territory (ArTara Territory) of a new therapeutic product (New Product or TARA-002) comparable to the Existing Product. Beginning on the effective date of the Chugai Agreement and ending on June 30, 2020, or any other date to be agreed to by the parties (Chugai Service Period), Chugai Pharmaceutical will exclusively provide the Existing Product and Chugai Materials to ArTara and will not provide the Existing Product or Chugai Materials to any third parties during the Chugai Service Period, other than for medical, compassionate use and/or non-commercial research purposes. Additionally, beginning on the effective date of the Chugai Agreement and ending on the fifth anniversary of such date or upon the termination of the Chugai Agreement, whichever comes earlier, Chugai Pharmaceutical shall not provide Chugai Materials or technical support to any third party for the purpose of development and commercialization in the ArTara Territory of a therapeutic product comparable to the Existing Product. ArTara is responsible, at its sole cost and expense, for the development and commercialization of the New Product in the ArTara Territory.

        As consideration for Chugai Pharmaceutical's performance under the Chugai Agreement, ArTara has agreed to pay Chugai Pharmaceutical a payment in the low, single-digit millions, which payments shall be made in two installments with an initial payment in July 2020, and the remaining majority of the payment payable upon FDA approval of the New Product.

        ArTara granted Chugai Pharmaceutical a right of first refusal on terms to be negotiated between the parties for a license related to the New Product-relevant information, data and documentation and inventions to develop and commercialize the New Product in the Chugai Territory. ArTara will be responsible for manufacturing and supplying or causing its CMO to manufacture and supply the New Product to Chugai Pharmaceutical.

        The Chugai Agreement shall remain in full force and effect until the first anniversary of the date of FDA approval of the New Product, unless terminated sooner (Chugai Term). Following the Chugai Service Period and during the Chugai Term, Chugai Pharmaceutical may terminate the Chugai Agreement, in whole or in part, without cause, by providing ArTara 90 days prior written notice. ArTara may terminate the Chugai Agreement, in whole only, by providing Chugai Pharmaceutical 90 days prior written notice if (i) ArTara decides to discontinue the New Product development; (ii) ArTara decides that the FDA's requirements for the New Product are not likely to be met; or (iii) the FDA identifies a safety issue regarding the New Product.

        In addition, either party may terminate the Chugai Agreement, in whole or in part, in the event that the other party materially breaches the Chugai Agreement and fails to cure the breach within 30 days of written notice. Either party may terminate the Chugai Agreement in its entirety immediately upon notice to the other party if such other party: (i) is dissolved or liquidated or takes any corporate action for such purpose; (ii) becomes insolvent or is generally unable to pay, or fails to pay, its debts as they become due; (iii) files or has filed against it a petition for voluntary or involuntary bankruptcy or otherwise becomes subject to any proceeding under any domestic or foreign bankruptcy or insolvency laws; (iv) makes or seeks to make a general assignment for the benefit of creditors; or (v) applies for or has a receiver, trustee, custodian or similar agent appointed by order of any court to take charge of or sell any material portion of its property or business.

        In the event that ArTara undergoes a change of control, Chugai Pharmaceutical may terminate the Chugai Agreement upon 90 days written notice to ArTara, absent a written pledge by the new controlling party of its agreement to fulfill and undertake all obligations of ArTara and to be bound by the Chugai Agreement.

Sponsored Research and License Agreement

        On November 28, 2018, ArTara entered into a sponsored research and license agreement (Research Agreement) with The University of Iowa (University), pursuant to which the University will provide access to certain program data related to Chugai Pharmaceutical's OK-432 and will assist ArTara in conducting certain clinical studies. As consideration for the University's performance under the Research Agreement, ArTara will pay the University $30,000 per year in funding for the project. The parties also agree to discuss in good faith potential additional funding required for completion of the project pursuant to the Research Agreement as applicable and necessary. In addition, within 45 days of approval of the TARA-002 BLA by the FDA, ArTara will pay a one-time approval milestone to the University, the amount of which depends on the usefulness of the program data in TARA-002's BLA filing, and the milestone amount will range from $0 to $1 million. ArTara will also be responsible for certain tiered royalties on annual net sales of products for the indication, which royalty rates are in the low single digit percentages. These royalty rates are also subject to a reduction in the event that regulatory authorities determine that the program data is not sufficient for regulatory approval on its own and additional pediatric efficacy and safety clinical studies are required. In the event that the annual net sales surpass certain dollar amount thresholds, ArTara will need to make certain additional milestone payments following the close of the calendar quarter in which each milestone is reached, with the payments ranging from $62,500 to $125,000.

        ArTara may terminate the Research Agreement upon 30 days prior written notice to the University. Either party may terminate the project under the Research Agreement and all commitments and obligations with respect thereto upon 30 days prior written notice to the other party. In the event of any termination of the project under the Research Agreement by the University, (a) the University agrees to complete certain phases of the project and (b) ArTara will continue to provide annual funding until the completion of the second phase of the project. Upon termination of the project by ArTara, the Agreement will terminate and ArTara will reassign to the University the IND.

Choline License Agreement

        On September 27, 2017, ArTara entered into a choline license agreement (Choline Agreement) with Alan L. Buchman, M.D., pursuant to which Dr. Buchman granted ArTara an exclusive, worldwide, non-transferable license in and to certain licensed orphan designations, certain licensed IND, certain existing study data and to certain licensed know-how to develop, make, use, sell, offer for sale and import the licensed product during the term of the Choline Agreement. ArTara is solely responsible for all fees and expenses related to the undertaking of the Choline Agreement, including all due diligence obligations, regulatory authority fees, attorney fees and consulting fees. During the term of the Choline Agreement, Dr. Buchman may not work with any third parties on any product competing with the licensed product. In consideration for the rights and licenses granted under the Agreement, ArTara made an initial upfront payment of $50,000 payable to Dr. Buchman.

        ArTara will also owe Dr. Buchman certain milestone and royalty payments. ArTara paid Dr. Buchman $50,000 in October 2019 because ArTara had not received at least $5 million in working capital from any source or in any manner as of October 15, 2019. ArTara will owe Dr. Buchman an additional $550,000 upon the closing of the Private Placement following the consummation of the Merger because ArTara will have received at least $5 million in working capital. If the Private Placement does not happen on or before April 15, 2020, the six-month anniversary of October 15, 2019, ArTara will owe Dr. Buchman an additional $50,000. ArTara will continue to owe Dr. Buchman an additional $50,000 on each six-month anniversary thereafter until it achieves at least $5 million in working capital.

        Regardless of whether development or commercialization is undertaken by ArTara under the Choline Agreement, commencing on November 21, 2022 and during the term of the Choline Agreement, ArTara shall pay Dr. Buchman a minimum annual royalty that ranges between $25,000 and $75,000.

        ArTara owes Dr. Buchman sales royalties based on aggregate net sales in each calendar quarter, with the royalty rates ranging from 5.0% to 10.5% based on the amount of net sales. ArTara also agreed to pay Dr. Buchman a royalty in the mid-single digit percentage of (i) net cash receipts after payment of taxes and (ii) any other consideration received by ArTara from its sale or transfer of a priority review voucher, including a fair monetary value for any transaction that is not a bona fide arms-length transaction or that is consideration other than money.

        ArTara shall also pay Dr. Buchman up to an aggregate of up to $775,000 in additional milestone payments upon the achievement of various regulatory approval milestones. ArTara issued Dr. Buchman 150,000 shares of ArTara's common stock as of September 27, 2017 and granted Dr. Buchman an option to purchase 43,038 shares of ArTara's common stock as of September 13, 2018, both in consideration for the rights and licenses granted pursuant to the Choline Agreement.

        Dr. Buchman also provides advisory services to ArTara related to regulatory and clinical strategy for IV Choline Chloride. In consideration for such services, ArTara issued Dr. Buchman 100,000 shares of ArTara's common stock as of September 27, 2017 and granted Dr. Buchman an option to purchase 28,692 shares of ArTara's common stock as of September 13, 2018.

        The Choline Agreement will remain in full force and effect until the last sale of the licensed product under the Choline Agreement. After ArTara received the FDA's written minutes regarding its initial FDA meeting concerning the development of the first licensed product for one or more of the licensed indications, ArTara paid an additional payment of $100,000 to Dr. Buchman and elected not terminate the Choline Agreement. The Choline Agreement may be terminated by Dr. Buchman if, following regulatory approval of a licensed product, ArTara has not made its first sale of a licensed product within such country within a specified time period. ArTara may terminate the Choline Agreement for convenience upon 90 days prior written notice to Dr. Buchman. Dr. Buchman may terminate the Choline Agreement effective immediately for non-payment of any payment due that has not been cured. Either party may terminate the Choline Agreement effective immediately if the other party is in material breach and has not cured such breach within 60 days' notice. In addition, Dr. Buchman may terminate the Choline Agreement effective immediately upon 60 days prior written notice if (a) ArTara ceases or threatens to cease to carry on its business; (b) a petition or resolution for the making of an administration order or for the bankruptcy, winding-up or dissolution of ArTara is presented or passed; (c) ArTara files a voluntary petition in bankruptcy or insolvency; (d) a receiver or administrator takes possession of ArTara's assets or (e) any similar procedure is commenced against ArTara in the United States.

License Agreement

        On December 22, 2017, ArTara entered into a license agreement (License Agreement) with The Feinstein Institute for Medical Research, a not-for-profit corporation organized and existing under the laws of New York (Institute). The Institute owns by assignment a U.S. patent related to the treatment of fatty liver disease in humans. Pursuant to the License Agreement, the Institute granted ArTara an exclusive, worldwide license, with the right to grant sublicenses to non-affiliate third parties, to develop, make, have made, use, sell, offer for sale and import certain products for use in the field of fatty liver disease in humans receiving total parenteral nutrition, by administering, as monotherapy, a pharmaceutical composition comprising intravenous choline, wherein the fatty liver disease is selected from IFALD, non-alcoholic fatty liver, non-alcoholic steatohepatitis (NASH), NASH-associated liver fibrosis, or non-alcoholic cirrhosis. Notwithstanding the exclusive rights granted to ArTara, the Institute shall retain the right to make, use and practice such patents in its own laboratories solely for non-commercial scientific purposes and for continued non-commercial research.

        As consideration for the license grant, ArTara agreed to pay the Institute tiered royalties of between 1.0% and 1.5% of all net sales. In addition, ArTara agreed to pay the Institute a low double digit percentage of net proceeds resulting from agreements entered into within two years from the effective date of the License Agreement and a mid single digit percentage of net proceeds resulting from agreements entered into thereafter. ArTara also agreed to make certain license maintenance payments of $15,000 beginning on the second anniversary of the effective date of the License Agreement and continuing upon every anniversary thereafter until the first commercial sale of a licensed product. Beginning on the first anniversary of the effective date of the License Agreement after the first commercial sale of a licensed product and every anniversary of the effective date of the License Agreement thereafter, ArTara shall pay the Institute $30,000 as a license maintenance fee. Such license maintenance fees are non-refundable but are creditable against future royalty payments due to the Institute during the 12-month period following each such anniversary.

        ArTara agreed to make certain one-time milestone payments in the aggregate amount of $375,000 upon the achievement of certain regulatory approval milestones.

        Unless terminated earlier, the License Agreement will expire upon the expiration of the last to expire patent under the License Agreement. ArTara may terminate the License Agreement by giving the Institute 60 days prior notice. Either party may terminate the License Agreement in the event of a default or breach by the other party that has not been cured within 60 days of such notice. If ArTara (i) makes an assignment for the benefit of creditors or if proceedings for a voluntary bankruptcy are instituted on behalf of ArTara; (ii) is declared bankrupt or insolvent or (iii) is convicted of a felony relating to the manufacture, use or sale of the licensed products or a felony relating to moral turpitude, the Institute may terminate the License Agreement.

Competition:

        The process for commercialization of new drugs is very competitive, and ArTara could potentially face worldwide competition from other pharmaceutical companies, biotechnology companies and ultimately generic products. ArTara's potential competitors may develop or market therapies that are more clinically effective, safer or less expensive than any therapeutic products ArTara develops.

        With respect to ArTara's lead product candidate, TARA-002, for the treatment of Lymphatic Malformations, TARA-002 is a genetically distinct strain of Streptococcus pyogenes (group A, type 3) Su. TARA-002 is produced through a proprietary manufacturing process. ArTara anticipates that, if approved by the FDA, TARA-002 will be protected by 12 years of biologic exclusivity. There are no pharmacotherapies currently available for the treatment of LMs and the current standard of care is a high-risk surgical procedure.

        There are a handful of drug development companies and academic researchers exploring oral formulations of various agents including macrolides, phosphodiesterase inhibitors, and calcineurin/mTOR inhibitors. These are in early development and earlier experiments in LM's utilizing other compounds utilizing these mechanisms have not produced conclusive evidence of efficacy.

        There are no treatments currently available for IFALD. With respect to IV Choline Chloride for the treatment of IFALD, IV Choline Chloride is the only sterile injectable form of choline chloride that can be combined with parenteral nutrition. Progression of IFALD to liver failure occurs over time and leads to the need for a dual bowel and liver transplant. If approved, IV Choline Chloride may be protected by orphan Drug Designation exclusivity for seven years.

Intellectual Property

        ArTara's intellectual property is critical to its business and ArTara strives to protect it, including by obtaining and maintaining patent protection in the United States and internationally for its product candidates, novel biological discoveries, epitopes, new therapeutic approaches and potential indications, and other inventions that are important to our business. Throughout the development of ArTara's product candidates, it will seek to identify additional means of obtaining patent protection that would potentially enhance commercial success.

        The patent positions of biotechnology companies like ArTara's are generally uncertain and involve complex legal, scientific and factual questions. ArTara recognizes that the ability to obtain patent protection and the degree of such protection depends on a number of factors, including the extent of the prior art, the novelty and non-obviousness of the invention, and the ability to satisfy the enablement requirement of the patent laws. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, ArTara may not obtain or maintain adequate patent protection for any of its product candidates. Any patents that ArTara holds may be challenged, circumvented or invalidated by third parties.

        ArTara's commercial success will also depend in part on not infringing the proprietary rights of third parties. In addition, ArTara has licensed rights under proprietary technologies of third parties to develop, manufacture and commercialize specific aspects of our products and services. It is uncertain whether the issuance of any third-party patent would require ArTara to alter its development or commercial strategies, alter its processes, obtain licenses or cease certain activities. The expiration of patents or patent applications licensed from third parties or ArTara's breach of any license agreements or failure to obtain a license to proprietary rights that it may require to develop or commercialize its future technology may have a material adverse impact on it. If third parties prepare and file patent applications in the United States that also claim technology to which ArTara has rights, ArTara may have to participate in interference proceedings in the United States Patent and Trademark Office (USPTO) to determine priority of invention. For a more comprehensive discussion of the risks related to ArTara's intellectual property, please see "Risk Factors—Risks Related to ArTara's Intellectual Property."

TARA-002:

        TARA-002 is a genetically distinct Su strain of Streptococcus pyogenes (group A, type 3). TARA-002 is produced through a proprietary manufacturing process. ArTara believes a significant barrier to entry exists, as it believes only Chugai Pharmaceutical and ArTara have the specific strain and possess the know-how to manufacture the product. ArTara anticipates that, if approved by the FDA, TARA-002 will be protected by 12 years of biologic exclusivity.

IV Choline Chloride:

        With respect to IV Choline Chloride, ArTara has acquired an exclusive, worldwide license to U.S. Patent 8,865,641 B2 from the Feinstein Institute for Medical Research providing protection in the United States until 2035. The patent applies to a method of treating a fatty liver disease in a subject. In particular, the method comprises administering to the subject an effective amount of a cholinergic pathway stimulating agent, wherein the fatty liver disease is selected from non-alcoholic fatty liver (NAFL), alcoholic fatty liver (AFL), non-alcoholic steatohepatitis (NASH), alcoholic steatohepatitis (ASH), NASH-associated liver fibrosis, ASH-associated liver fibrosis, non-alcoholic cirrhosis and alcoholic cirrhosis.

        The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which ArTara may file, the patent term is 20 years from the earliest date of filing a non- provisional patent application related to the patent. A U.S. patent also may be accorded a patent term adjustment under certain circumstances to compensate for delays in obtaining the patent from the USPTO. In some instances, such a patent term adjustment may result in a U.S. patent term extending beyond 20 years from the earliest date of filing a non-provisional patent application related to the U.S. patent. In addition, in the United States, the term of a U.S. patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when ArTara's products receive FDA approval, ArTara expect to apply for patent term extensions on patents covering certain of those products, when applicable.

        ArTara also relies on trade secrets relating to product candidates and seeks to protect and maintain the confidentiality of proprietary information to protect aspects of its business that are not amenable to, or that it does not consider appropriate for, patent protection. Although ArTara takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to ArTara's trade secrets, including through breaches of such agreements with its employees and consultants. Thus, ArTara may not be able to meaningfully protect its trade secrets. It is ArTara's policy to require its employees, consultants, outside scientific partners, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with ArTara. These agreements provide that all confidential information concerning ArTara's business or financial affairs developed or made known to the individual during the course of the individual's relationship with ArTara is to be kept confidential and not disclosed to third parties except in specific circumstances. ArTara's agreements with employees also provide that all inventions conceived by the employee in the course of employment with ArTara or from the employee's use of ArTara's confidential information are ArTara's exclusive property.

Manufacturing:

        ArTara relies on contract manufacturing organizations (CMOs) to produce its drug candidates in accordance with current Good Manufacturing Practices (cGMP), regulations for use in clinical trials and commercial product. The manufacture of pharmaceuticals is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control.

        The CMOs that ArTara partners with provide end-to-end manufacturing and analytical support for both the TARA-002 and IV Choline Chloride products. The CMOs that ArTara partners with have capability to produce clinical supply required for clinical trials, as well as support commercial scale up activities for both products.

        Both TARA-002 and Choline Chloride will be produced in the United States. The starting materials for TARA-002 were provided to ArTara pursuant to an agreement with Chugai Pharmaceutical. The regulatory starting materials for Choline Chloride are available commercially.

Government Regulation and Product Approval

        The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of drugs and biologics such as those we are developing. ArTara, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which ArTara wishes to conduct studies or seek approval or licensure of its product candidates.

        In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act (FDCA) and biologics additionally under the Public Health Services Act (PHSA) as well as their respective implementing regulations. The process required by the FDA before biopharmaceutical product candidates may be marketed in the United States generally involves the following:

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  completion of preclinical laboratory tests and animal studies performed in accordance with the FDA's current Good Laboratory Practices (GLP) regulations;

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  submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

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  approval by an independent Institutional Review Board (IRB) or ethics committee at each clinical site before the trial is commenced;

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  performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of a drug product candidate and the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

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  preparation of and submission to the FDA of an NDA or BLA after completion of all pivotal clinical trials that includes substantial evidence of safety, purity and potency or efficacy from results of nonclinical testing and clinical trials;

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  satisfactory completion of an FDA Advisory Committee review, if applicable;

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  a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

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  satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP, and of selected clinical investigation sites to assess compliance with Good Clinical Practices (GCP); and

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  FDA review and approval, or licensure, of the NDA or BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

        Prior to beginning the first clinical trial with a product candidate, ArTara must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product candidate; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

        Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the trial until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, which provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

        Human clinical trials are typically conducted in three sequential phases that may overlap.

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  Phase 1—The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These trials are designed to test the safety, dosage tolerance, absorption, metabolism, distribution and elimination of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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  Phase 2—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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  Phase 3—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

        In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so- called Phase 4 trials may be made a condition to approval of the NDA or BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Application Submission, Review and Approval

        Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. The NDA or BLA must include all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product's chemistry, manufacturing, controls, and proposed labeling, among other things. The submission of an NDA or BLA requires payment of a substantial application user fee to FDA, unless a waiver or exemption applies.

        Once an NDA or BLA has been submitted, the FDA's goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews the application to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product's continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving an NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

        The FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the NDA or BLA. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the application in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of an application if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

        If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may impose a Risk Evaluation and Mitigation Strategy (REMS), to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market trials and surveillance to further assess and monitor the product's safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing trials.

Orphan Drug Designation

        Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan designation must be requested before submitting an NDA or BLA. After the FDA grants orphan designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

        If a product that has orphan designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan exclusivity, which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application fee.

        A designated orphan product may not receive orphan exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-Approval Requirements

        Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to quality control and quality assurance, record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which FDA assesses an annual program fee for each product identified in an approved NDA or BLA. Biopharmaceutical manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon sponsors and their third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon sponsor and third-party manufacturers. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

        The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

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  restrictions on the marketing or manufacturing of a product, mandated modification of promotional materials or issuance of corrective information, issuance by FDA or other regulatory authorities of safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product, or complete withdrawal of the product from the market or product recalls;

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  fines, warning or untitled letters or holds on post-approval clinical trials;

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  refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

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  product seizure or detention, or refusal of the FDA to permit the import or export of products; or

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  injunctions, consent decrees or the imposition of civil or criminal penalties.

        The FDA closely regulates the marketing, labeling, advertising and promotion of biopharmaceuticals. A company can make only those claims relating to safety and efficacy, purity and potency of a biopharmaceutical that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product's labeling and that differ from those approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use of their products.

Biosimilars and Reference Product Exclusivity

        The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (ACA), signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product. To date, a number of biosimilars have been licensed under the BPCIA, and numerous biosimilars have been approved in Europe. The FDA has issued several guidance documents outlining its approach to the review and approval of biosimilars.

        Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

        Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

        The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.

Other U.S. Healthcare Laws and Compliance Requirements

        In the United States, ArTara's current and future operations are subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare and Medicaid Services (CMS), other divisions of the U.S. Department of Health and Human Services (HHS) (such as the Office of Inspector General, Office for Civil Rights and the Health Resources and Service Administration), the U.S. Department of Justice (DOJ) and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, ArTara's clinical research, sales, marketing and scientific/educational grant programs will need to comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the privacy and security provisions of the Health Insurance Portability and Accountability Act (HIPAA), and similar state laws, each as amended, as applicable.

        The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between therapeutic product manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. ArTara's practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

        Additionally, the intent standard under the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (Affordable Care Act) to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (FCA) (discussed below).

        The federal false claims and civil monetary penalty laws, including the FCA, which imposes significant penalties and can be enforced by private citizens through civil qui tam actions, prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal government, including federal healthcare programs, such as Medicare and Medicaid, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. For instance, historically, pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies' marketing of the product for unapproved, off-label, and thus generally non-reimbursable, uses.

        HIPAA created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, the Affordable Care Act amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

        Also, many states have similar, and typically more prohibitive, fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

        ArTara may be subject to data privacy and security regulations by both the federal government and the states in which it conducts business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and its implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA's privacy and security standards directly applicable to business associates, independent contractors, or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys' fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways, are often not pre-empted by HIPAA, and may have a more prohibitive effect than HIPAA, thus complicating compliance efforts.

        ArTara may develop products that, once approved, may be administered by a physician. Under currently applicable U.S. law, certain products not usually self-administered (including injectable drugs) may be eligible for coverage under Medicare through Medicare Part B. Medicare Part B is part of original Medicare, the federal health care program that provides health care benefits to the aged and disabled, and covers outpatient services and supplies, including certain biopharmaceutical products, that are medically necessary to treat a beneficiary's health condition. As a condition of receiving Medicare Part B reimbursement for a manufacturer's eligible drugs, the manufacturer is required to participate in other government healthcare programs, including the Medicaid Drug Rebate Program and the 340B Drug Pricing Program. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of HHS as a condition for states to receive federal matching funds for the manufacturer's outpatient drugs furnished to Medicaid patients. Under the 340B Drug Pricing Program, the manufacturer must extend discounts to entities that participate in the program.

        In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price (ASP) and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. It is difficult to predict how Medicare coverage and reimbursement policies will be applied to ArTara's products in the future and coverage and reimbursement under different federal healthcare programs are not always consistent. Medicare reimbursement rates may also reflect budgetary constraints placed on the Medicare program.

        Additionally, the federal Physician Payments Sunshine Act (Sunshine Act), within the Affordable Care Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) report annually to CMS information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. Failure to report accurately could result in penalties. In addition, many states also govern the reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts.

        In order to distribute products commercially, ArTara must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states and/or localities have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of ArTara's activities are potentially subject to federal and state consumer protection and unfair competition laws.

        Ensuring business arrangements with third parties comply with applicable healthcare laws and regulations is a costly endeavor. If ArTara's operations are found to be in violation of any of the federal and state healthcare laws described above or any other current or future governmental regulations that apply to it, it may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private "qui tam" actions brought by individual whistleblowers in the name of the government, or refusal to allow it to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting obligations and oversight if ArTara becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of its operations, any of which could adversely affect ArTara's ability to operate its business and its results of operations.

Coverage, Pricing and Reimbursement

        Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which ArTara may obtain regulatory approval. In the United States and in foreign markets, sales of any products for which ArTara receives regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payors are critical to new product acceptance.

        ArTara's ability to commercialize any products successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which therapeutics they will pay for and establish reimbursement levels. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that use of a therapeutic is:

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  a covered benefit under its health plan;

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  safe, effective and medically necessary;

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  appropriate for the specific patient;

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  cost-effective; and

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  neither experimental nor investigational.

        ArTara cannot be sure that reimbursement will be available for any product that it commercializes and, if coverage and reimbursement are available, what the level of reimbursement will be. Coverage may also be more limited than the purposes for which the product is approved by the FDA or comparable foreign regulatory authorities. Reimbursement may impact the demand for, or the price of, any product for which ArTara obtains regulatory approval.

        Third-party payors are increasingly challenging the price, examining the medical necessity, and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. Obtaining reimbursement for ArTara's products may be particularly difficult because of the higher prices often associated with branded drugs and drugs administered under the supervision of a physician. ArTara may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of its products, in addition to the costs required to obtain FDA approvals. ArTara's product candidates may not be considered medically necessary or cost-effective. Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require ArTara to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of its product on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. A payor's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor's determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable ArTara to maintain price levels sufficient to realize an appropriate return on ArTara's investment in product development. If reimbursement is not available or is available only at limited levels, ArTara may not be able to successfully commercialize any product candidate that it successfully develops.

        Different pricing and reimbursement schemes exist in other countries. In the European Union, governments influence the price of biopharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

        The marketability of any product candidates for which ArTara receives regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care, the increasing influence of health maintenance organizations, and additional legislative changes in the United States has increased, and ArTara expects will continue to increase, the pressure on healthcare pricing. The downward pressure on the rise in healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which ArTara receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

        In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

        For example, the Affordable Care Act has substantially changed healthcare financing and delivery by both governmental and private insurers. Among the Affordable Care Act provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:

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  an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

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  an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price (AMP);

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  a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers' outpatient drugs to be covered under Medicare Part D;

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  extension of manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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  expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers' Medicaid rebate liability;

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  expansion of the entities eligible for discounts under the 340B Drug Discount Program;

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  a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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  expansion of healthcare fraud and abuse laws, including the FCA and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

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  a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

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  requirements to report certain financial arrangements with physicians and teaching hospitals;

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  a requirement to annually report certain information regarding drug samples that manufacturers and distributors provide to physicians;

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  establishment of a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending; and

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  a licensure framework for follow on biologic products.

        Some of the provisions of the Affordable Care Act have yet to be implemented, and there have been legal and political challenges to certain aspects of the Affordable Care Act. Since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the Affordable Care Act. In December 2017, Congress repealed the tax penalty for an individual's failure to maintain Affordable Care Act-mandated health insurance as part of a tax reform bill. Further, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain Affordable Care Act-mandated fees, including the so-called "Cadillac" tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Moreover, the Bipartisan Budget Act of 2018 (BBA), among other things, amends the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole." More recently, in July 2018, CMS published a final rule permitting further collections and payments to and from certain qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the tax reform bill, the remaining provisions of the Affordable Care Act are invalid as well. While the Trump administration and CMS have both stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, if any, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act. Congress is continuing to consider legislation that would alter other aspects of the Affordable Care Act. The ultimate content, timing or effect of any healthcare reform legislation on the U.S. healthcare industry is unclear.

        ArTara anticipates that the Affordable Care Act, if substantially maintained in its current form, will continue to result in additional downward pressure on coverage and the price that ArTara receives for any approved product, and could seriously harm its business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent ArTara from being able to generate revenue, attain profitability, or commercialize ArTara's products. Such reforms could have an adverse effect on anticipated revenue from product candidates that ArTara may successfully develop and for which ArTara may obtain regulatory approval and may affect its overall financial condition and ability to develop product candidates.

        Further legislation or regulation could be passed that could harm ArTara's business, financial condition and results of operations. Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect beginning on April 1, 2013 and will stay in effect through 2027 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

        Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration's budget proposal for fiscal years 2019 and 2020 contain further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a "Blueprint," or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and is implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS's policy change that was effective January 1, 2019. While some proposed measures will require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control biopharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

The Foreign Corrupt Practices Act

        The Foreign Corrupt Practices Act (FCPA), prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring ArTara to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional Regulation

        In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect ArTara's business. These and other laws govern ArTara's use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, ArTara's operations. If ArTara's operations result in contamination of the environment or expose individuals to hazardous substances, ArTara could be liable for damages and governmental fines. ArTara believes that it is in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on its business. ArTara cannot predict, however, how changes in these laws may affect its future operations.

Other Regulations

        ArTara is also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. ArTara may incur significant costs to comply with such laws and regulations now or in the future

Employees

        As of September 30, 2019, ArTara has seven employees, five of whom were full-time employees, one of whom is a part-time employee, and one of whom is a contract employee. As of September 30, 2019, four of ArTara's employees were engaged in research and development activities and three of its employees were engaged in business development, finance, information systems, facilities, human resources or administrative support. As of September 30, 2019, all of ArTara's employees are located in the U.S. None of ArTara's U.S. employees are represented by any collective bargaining agreements. ArTara believes that it maintains good relations with its employees.

Facilities

        ArTara leases approximately 700 square feet of space for its headquarters in New York, New York under an agreement that expires in March 2020. ArTara believes that its existing facilities are adequate to meet its current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

        From time to time, ArTara may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities. ArTara is not currently a party to any material legal proceedings.

PROTEON MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of Proteon's financial condition and results of operations together the section titled "Selected Historical and Unaudited Pro Forma Condensed Combined Financial Data—Selected Historical Financial Data of Proteon" and the financial statements of Proteon and accompanying notes, each appearing elsewhere in this proxy statement/prospectus/information statement.

        Proteon's actual results and timing of certain events may differ materially from the results discussed, projected, anticipated, or indicated in any forward-looking statements. Proteon cautions you that forward-looking statements are not guarantees of future performance and that Proteon's actual results of operations, financial condition and liquidity, and the development of the industry in which Proteon operates may differ materially from the forward-looking statements contained in this proxy statement/prospectus/information statement. In addition, even if Proteon's results of operations, financial condition and liquidity, and the development of the industry in which Proteon operates are consistent with the forward-looking statements contained in this proxy statement/prospectus/information statement, they may not be predictive of results or developments in future periods.

Overview

        Proteon is a biopharmaceutical company that has historically focused on the development of novel, first-in-class pharmaceuticals to address the medical needs of patients with kidney and vascular disease. Proteon's product candidate, vonapanitase, is a recombinant human elastase that Proteon developed to improve vascular access outcomes in patients with chronic kidney disease, or CKD, undergoing or preparing for hemodialysis, a lifesaving treatment that cannot be conducted without a functioning vascular access.

        On March 28, 2019, Proteon announced that its second Phase 3 trial, PATENCY-2, for vonapanitase in radiocephalic fistulas did not meet its co-primary endpoints of fistula use for hemodialysis (p=0.328) and secondary patency (p=0.932). The PATENCY-2 clinical trial was the second of two randomized, double-blind Phase 3 trials, comparing a 30 microgram dose of investigational vonapanitase to placebo. Proteon reported top-line results for the first Phase 3 clinical trial, PATENCY-1, in December 2016 and published these results in the Journal of Vascular Surgery in January 2019. As in PATENCY-1, the PATENCY-2 clinical trial enrolled patients with chronic kidney disease undergoing surgical creation of a radiocephalic fistula for hemodialysis. Patients were randomized 2:1, vonapanitase to placebo, and were followed for a period of twelve months. In March 2018, Proteon completed enrollment of a total of 603 treated patients at 39 centers in the U.S. and Canada. Based on the top-line results of the PATENCY-2 clinical trial, Proteon is no longer planning to submit a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or FDA, or a Marketing Authorization Application, or MAA, to the European Medicines Agency, or EMA, for investigational vonapanitase.

        Due to the results of the PATENCY-2 clinical trial, Proteon started taking steps beginning in April 2019 to reduce operating expenses while it evaluates its strategic alternatives with a goal to enhance stockholder value. To assist with this process, the Proteon Board engaged H.C. Wainwright & Co., LLC, to assist the Proteon Board to explore its strategic alternatives, including a possible merger or sale of Proteon, a sale of part or all of its assets, and collaboration and licensing arrangements as further discussed in the section titled "The Merger—Background of the Merger." On September 23, 2019, Proteon and ArTara announced the signing of the Merger Agreement. Although Proteon has entered into the Merger Agreement and intends to consummate the Merger, there is no assurance that it will be able to successfully consummate the Merger on a timely basis, or at all.

        Proteon also initiated a plan in April 2019 to reduce personnel and other expenses to preserve capital and further reduce Proteon's operations consistent with its decision to discontinue research and development activities. As of September 30, 2019, Proteon has terminated all but one of its employees. In 2019, Proteon expects to incur severance costs of $2.9 million related to these terminations. These severance related expenses were fully recorded in the three months ending June 30, 2019.

        Proteon commenced business operations in June 2001 and incorporated in March 2006. Proteon's operations to date have been limited to organizing and staffing the company, business planning, raising capital, undertaking preclinical studies and clinical trials of vonapanitase, protecting Proteon's intellectual property and providing general and administrative support for these operations. To date, Proteon has not generated any product revenue and has primarily financed its operations through the private placement of its equity securities, business development activities, convertible note financings, and its initial public offering, or IPO, completed in October 2014.

        As of September 30, 2019, Proteon had received an aggregate of $200.1 million in net proceeds comprised of $115.5 million from the issuance of private equity securities, $7.7 million from the issuance of convertible notes, $10.0 million from business development activities, $0.2 million from government grants, $62.5 million from its IPO and $4.2 million from the sale of Proteon's common stock under its now-terminated at-the-market, or ATM, program with Cowen and Company, LLC.

        Proteon has never been profitable and has incurred net losses in each year since inception. As of September 30, 2019, Proteon had an accumulated deficit of $223.9 million and Proteon's net loss for the three and nine months ended September 30, 2019 was $1.5 million and $13.4 million, respectively. While Proteon expects to incur significant expenses for the foreseeable future, Proteon expects its research and development expenses to decrease significantly as it discontinues research and development activities and focuses on evaluating strategic alternatives with a goal to enhance stockholder value, including the Merger or, if the Merger is not completed, the possibility of another merger or sale of Proteon.

        As of September 30, 2019, Proteon had approximately $9.3 million in existing cash and cash equivalents. Although Proteon believes its existing cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements into 2020 and enable it to complete the Merger with ArTara, Proteon may not have sufficient cash on hand to fund its current operations for at least the next 12 months from the filing date of this proxy statement/prospectus/information statement. However, if there is a delay in completing the Merger, Proteon will require additional capital to sustain its operations through such completion or Proteon will need to pursue an immediate dissolution. If Proteon needs additional capital, it would need to raise such capital through debt or equity financings, asset sales or other strategic transactions. However, there can be no assurances that Proteon will be able to complete any such transaction on acceptable terms or otherwise. The failure to obtain sufficient funds on commercially acceptable terms when needed could have a material adverse effect on Proteon's business, results of operations and financial condition and may prevent it from completing the Merger. Accordingly, these factors, among others, raise substantial doubt about Proteon's ability to continue as a going concern. For more information, refer to "—Liquidity and Capital Resources" below and Note 1 to Proteon's unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement.

        Proteon does not expect to generate revenue from product sales. Proteon has no manufacturing facilities and all of Proteon's manufacturing activities were contracted out to third parties. Additionally, Proteon has used third-party clinical research organizations, or CROs, to carry out its clinical development activities and Proteon does not yet have a sales organization.

Recent Events

Merger Agreement

        After conducting a diligent and extensive process of evaluating strategic alternatives for Proteon and identifying and reviewing potential candidates for a strategic transaction, which included the careful evaluation and consideration of proposals from interested parties, and following extensive negotiation with ArTara, on September 23, 2019, Proteon, Merger Sub and ArTara entered into the Merger Agreement. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into ArTara, with ArTara continuing as a wholly owned subsidiary of Proteon.

        Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of ArTara common stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights as more fully described in the section titled "The Merger—Appraisal Rights" in this proxy statement/prospectus/information statement) will be converted into the right to receive a number of shares of Proteon common stock equal to the Exchange Ratio, as more fully described below.

        The Merger is intended to qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

        Under the Exchange Ratio formula described in the Merger Agreement, the former ArTara equity holders immediately before the Merger are expected to hold approximately 73.39% of the fully diluted capital stock of Proteon outstanding immediately following the Merger and the equity holders of Proteon immediately before the Merger are expected to be holders of approximately 26.61% of the fully diluted shares of Proteon capital stock outstanding immediately following the Merger, in each case, after giving effect to the Series A Preferred Stock Automatic Conversion but without giving effect to the Private Placement. The Exchange Ratio formula is based upon an ArTara fixed valuation of $20 million and a Proteon base valuation of $7.25 million, which is subject to adjustment based upon the Proteon net cash relative to a range between $2,950,000 and $3,550,000, the lower end of which range is subject to further adjustment as more fully described in the section titled "The Merger Agreement—Merger Consideration and Exchange Ratio—Exchange Ratio".

        Assuming a $42.5 million investment in the Private Placement, after the consummation of the Merger and closing of the Private Placement, the outstanding equity of Proteon on a fully diluted basis is expected to be held as follows: holders of former ArTara capital stock will hold approximately 28.67%; the Investors in the Private Placement will hold approximately 60.93%; and holders of pre-Merger Proteon common stock will hold approximately 10.39%.

        The consummation of the Merger is also subject to the satisfaction or waiver of certain conditions, including, among other things, (i) approval by the stockholders of Proteon and ArTara (other than with respect to the EIP Amendment), (ii) Nasdaq approval of the listing of the shares to be issued to ArTara equity holders in connection with the consummation of the Merger, (iii) satisfaction of all conditions precedent to the closing of the Private Placement (other than the consummation of the Merger and appointment of certain board members), (iv) absence of a material adverse effect since the date of the Merger Agreement, (v) the accuracy of the representations and warranties, subject to material adverse effect qualifications, (vi) compliance by the parties with their respective covenants in all material respects, (vii) the Subscription Agreement (as defined below) being in full force and effect and no less than $40 million to be committed thereunder and (viii) Proteon having at least $0 in net cash as of the closing date of the Merger.

        The Merger Agreement contains certain termination rights for both Proteon and ArTara, and further provides that, upon termination of the Merger Agreement under specified circumstances,

Proteon may be required to pay to ArTara a termination fee of $750,000 or ArTara may be required to pay to Proteon a termination fee of $750,000, and in other circumstances each party may be required to reimburse the other party's expenses incurred, up to a maximum of $350,000.

        In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of ArTara (solely in their respective capacities as ArTara stockholders) have entered into support agreements with ArTara and Proteon to vote all of their shares of ArTara capital stock in favor of adoption of the Merger Agreement and (ii) certain executive officers, directors and stockholders of Proteon (solely in their respective capacities as Proteon stockholders) have entered into support agreements with ArTara and Proteon to vote all of their shares of Proteon common stock in favor of the Proteon Stockholder Matters. Concurrently with the execution of the Merger Agreement, a director of Proteon and the directors and officers of ArTara have entered into lock-up agreements pursuant to which they accepted certain restrictions on transfer of shares of Proteon common stock for the 180-day period following the closing of the Merger.

        At the Effective Time, Proteon will effect a name change to "ArTara Therapeutics, Inc." and it is anticipated that trading for Proteon's securities will be listed on Nasdaq under the symbol "TARA." Additionally, at the Effective Time, the Proteon Board is expected to consist of seven members, with five such members designated by ArTara, one such member designated by Proteon, and one such member who will be Mr. Jesse Shefferman, the chief executive officer of the combined company.

Private Placement

        In connection with the Merger, on September 23, 2019, Proteon entered into the Subscription Agreement, pursuant to which Proteon has agreed to issue shares in the Private Placement, as described in the section titled "Agreements Related to the Merger—Private Placement" in this proxy statement/prospectus/information statement. The Private Placement is expected to close immediately following the consummation of the Merger.

Financial Overview

Research and Development Expenses

        Research and development expenses consisted primarily of costs incurred for the development of vonapanitase and costs associated with the discontinuation of Proteon's research and development activities, which include:

  •
  employee-related expenses, including salaries, benefits, travel, stock-based compensation expense and severance payments;

  •
  expenses incurred under agreements with clinical research organizations, or CROs and investigative sites that conducted Proteon's clinical trials;

  •
  the cost of acquiring, developing and manufacturing clinical trial materials;

  •
  costs associated with regulatory operations; and

  •
  facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other supplies.

        In April 2019, Proteon initiated plans to discontinue research and development activities to reduce operating expenses. Proteon will continue to expense the remaining research and development costs to operations as incurred. Proteon recognizes costs for certain development activities, such as clinical trials, based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or information provided to Proteon by Proteon's vendors.

        Proteon's efforts to discontinue development activities include the following:

  •
  Proteon closed the 39 clinical sites that participated in Proteon's second Phase 3 trial, PATENCY-2, and terminated the long-term follow-up patient registry;

  •
  Proteon had planned to enroll up to an additional 16 patients in a Phase 1 clinical trial of vonapanitase in patients with PAD before the end of 2019 and to follow each of these patients for period of up to seven months. However, based on Proteon's current operating plan, Proteon has decided not to continue patient enrollment in the Phase 1 trial evaluating vonapanitase in PAD; and

  •
  Proteon has discontinued all activities relating to the manufacture of clinical trial materials in support of Proteon's clinical trials and process validation activities that were undertaken in anticipation of a potential BLA submission.

General and Administrative Expenses

        General and administrative expenses consist principally of salaries and related costs for personnel, including stock-based compensation and travel expenses, in executive and other administrative functions. Other general and administrative expenses also include professional fees for legal, patent review, consulting and accounting services as well as facility related costs, as well as expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Proteon's Nasdaq listing and SEC requirements, director and officer liability insurance premiums and investor relations costs associated with being a public company.

Investment Income

        Investment income consists of interest income earned on Proteon's cash, cash equivalents and marketable securities.

Other Income (Expense), Net

        Other income (expense), net consists of the gain realized from non-cash gains and losses from currency exchange rate fluctuations on transactions or balances denominated in a foreign currency.

Critical Accounting Policies and Significant Judgments and Estimates

        Proteon management's discussion and analysis of Proteon's financial position and results of operations is based on its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of financial statements in conformity with GAAP requires Proteon to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, Proteon evaluates estimates, which include estimates related to clinical trial accruals, stock-based compensation expense, and reported amounts of revenues and expenses during the reported period. Proteon bases its estimates on historical experience and other market-specific or other relevant assumptions that Proteon believes to be reasonable under the circumstances. Actual results may differ materially from those estimates or assumptions.

        There have been no material changes to Proteon's accounting policies from those described in Proteon's Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the SEC on March 13, 2019. It is important that the discussion of Proteon's operating results that follows be read in conjunction with the critical accounting policies disclosed in Proteon's Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the SEC on March 13, 2019.

Results of Operations

Comparison of the Three Months Ended September 30, 2019 and 2018

        The following table summarizes Proteon's results of operations for the three months ended September 30, 2019 and 2018 (in thousands):

	Three Months Ended September 30,
			Period-to- Period Change
	2019	2018
Operating expenses:
Research and development	$206	$2,354	$(2,148)
General and administrative	1,385	2,268	(883)

Total operating expenses	1,591	4,622	(3,031)

Loss from operations	(1,591)	(4,622)	3,031
Other income:
Investment income	53	113	(60)
Other income (expense), net	2	(1)	3

Total other income	55	112	(57)

Net Loss	$(1,536)	$(4,510)	$2,974

        Research and Development Expenses.    The following table identifies research and development expenses on both an external and internal basis for the three months ended September 30, 2019 and 2018 (in thousands):

	Three Months Ended September 30,
			Period-to- Period Change
	2019	2018
External vonapanitase research and development expenses	$171	$1,269	$(1,098)
Internal research and development expenses	35	1,085	(1,050)

Total research and development expenses	$206	$2,354	$(2,148)

        During the three months ended September 30, 2019, Proteon's total research and development expenses decreased by $2.1 million compared to the three months ended September 30, 2018 primarily due to $1.1 million in decreased external research and development expenses and $1.0 million in decreased internal research and development expenses. The decrease of $1.1 million in external expenses was primarily driven by $0.7 million in decreased expenses for Proteon's completed clinical trials and $0.3 million in decreased expenses for Proteon's manufacturing expenses. The decrease of Proteon's internal research and development expenses of $1.0 million in the three months ended September 30, 2019 as compared to the three months ended September 30, 2018 was primarily due to Proteon's reduction in force.

        Expenses.    During the three months ended September 30, 2019, Proteon's total general and administrative expenses were $0.9 million lower as compared to the three months ended September 30, 2018 primarily due to Proteon's reduction in force in the three months ended September 30, 2019 as compared to the three months ended September 30, 2018.

        Investment Income.    During the three months ended September 30, 2019, investment income increased by an immaterial amount.

        Other Income (Expense), Net.    During the three months ended September 30, 2019, other expense, net, increased by an immaterial amount.

Comparison of the Nine Months Ended September 30, 2019 and 2018

        The following table summarizes Proteon's results of operations for the nine months ended September 30, 2019 and 2018 (in thousands):

	Nine Months Ended September 30,
			Period-to- Period Change
	2019	2018
Operating expenses:
Research and development	$6,374	$9,185	$(2,811)
General and administrative	7,240	6,802	438

Total operating expenses	13,614	15,987	(2,373)

Loss from operations	(13,614)	(15,987)	2,373
Other income:
Investment income	231	311	(80)
Other income, net	1	206	(205)

Total other income	232	517	(285)

Net Loss	$(13,382)	$(15,470)	$2,088

        Research and Development Expenses.    The following table identifies research and development expenses on both an external and internal basis for the nine months ended September 30, 2019 and 2018 (in thousands):

	Nine Months Ended September 30,
			Period-to- Period Change
	2019	2018
External vonapanitase research and development expenses	$3,764	$5,821	$(2,058)
Internal research and development expenses	2,610	3,364	(753)

Total research and development expenses	$6,374	$9,185	$(2,811)

        During the nine months ended September 30, 2019, Proteon's total research and development expenses decreased by $2.8 million compared to the nine months ended September 30, 2018 primarily due to $2.0 million in decreased external research and development expenses and $0.8 million in decreased internal research and development expenses. The decrease of $2.0 million in external expenses was primarily driven by $1.5 million in decreased expenses for Proteon's completed clinical trials and $0.5 million in decreased expenses in our manufacturing expenses. Internal research and development expenses decreased by $0.8 million in the nine months ended September 30, 2019 as compared to the nine months ended September 30, 2018 primarily due to Proteon's reduction in force.

        General and Administrative Expenses.    During the nine months ended September 30, 2019, Proteon's total general and administrative expenses were $0.4 million higher as compared to the nine months ended September 30, 2018 primarily due to increased expenses to support Proteon's ongoing corporate activities, including expenses related to the Merger, in the nine months ended September 30, 2019.

        Investment Income.    During the nine months ended September 30, 2019 investment income decreased by an immaterial amount.

        Other Income, Net.    During the nine months ended September 30, 2019, other income, net, decreased by $0.2 million as compared to the nine months ended September 30, 2018 primarily due to foreign currency remeasurement gain for cash denominated in Swiss Francs.

Liquidity and Capital Resources

Overview

        Since Proteon's inception and through the nine months ended September 30, 2019, Proteon had received $200.1 million in net proceeds comprised of $115.5 million from the issuance of private equity securities, $7.7 million from the issuance of convertible notes, $10.0 million from business development activities, $0.2 million from government grants, $62.5 million from Proteon's IPO and $4.2 million from the sale of Common Stock under Proteon's now-terminated at-the-market, or ATM, program with Cowen and Company, LLC. As of September 30, 2019, Proteon's cash and cash equivalents and available-for-sale investments totaled $9.3 million.

Operating Capital Requirements

        Proteon expects to incur ongoing operating losses for the foreseeable future as Proteon evaluates its strategic alternatives, including the Merger or, if the Merger is not completed, the possibility of another merger or sale of Proteon. Even if Proteon consummates the Merger, or another strategic transaction, the combined company may not be able to complete the clinical development of vonapanitase and obtain approval of vonapanitase from the FDA or EMA.

        Although Proteon believes its existing cash and cash equivalents will be sufficient to fund its operations into 2020 and enable it to complete the Merger with ArTara, Proteon may not have sufficient cash on hand to fund its current operations for at least the next 12 months from the filing date of the proxy statement/prospectus/information statement. However, if there is a delay in completing the Merger, Proteon will require additional capital to sustain its operations through such completion or Proteon will need to pursue an immediate dissolution. If Proteon needs additional capital, it would need to raise such capital through debt or equity financings, asset sales or other strategic transactions. However, there can be no assurances that Proteon will be able to complete any such transaction on acceptable terms or otherwise. The failure to obtain sufficient funds on commercially acceptable terms when needed could have a material adverse effect on Proteon's business, results of operations and financial condition and may prevent it from completing the Merger. Accordingly, these factors, among others, raise substantial doubt about Proteon's ability to continue as a going concern.

        Pursuant to the requirements of Accounting Standards Codification (ASC) 205-40, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Proteon's ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management's plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about Proteon's ability to continue as a going concern. The mitigating effect of management's plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. See Note 1 to the consolidated financial statements of Proteon included elsewhere in this proxy statement/prospectus/information statement for a further discussion of Proteon's liquidity and the conditions and events which raise substantial doubt regarding Proteon's ability to continue as a going concern.

        Proteon's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. Proteon has based this estimate on assumptions that may prove to be wrong and Proteon could exhaust its available capital resources sooner than currently expected. Proteon's future funding requirements, both near and long-term, will depend on many factors, including:

  •
  Proteon's ability to identify and consummate a strategic transaction, including the Merger;

  •
  the timing and nature of any strategic transactions that Proteon undertakes;

  •
  whether Proteon enters into a partnership or business combination, including the Merger;

  •
  the terms and timing of any future collaborations, licensing, consulting or other arrangements that Proteon may establish; and

  •
  the costs of preparing, filing and prosecuting patent applications, maintaining and protecting Proteon's intellectual property rights and defending against intellectual property related claims.

Cash Flows

        The following table summarizes Proteon's sources and uses of cash for the nine months ended September 30, 2019 and 2018 (in thousands):

	Nine Months Ended September 30,
	2019	2018
Net cash used in operating activities	$(12,506)	$(18,920)
Net cash provided by investing activities	2,484	13,014
Net cash provided by financing activities	—	2,937
Effect of exchange rate changes on cash	—	24

Net decrease in cash, cash equivalents, and restricted cash	$(10,022)	$(2,945)

Comparison of the Nine Months Ended September 30, 2019 and 2018

        Net cash used in operating activities was $12.5 million for the nine months ended September 30, 2019 compared to $18.9 million for the nine months ended September 30, 2018. The decrease of $6.4 million in cash used in operating activities was primarily driven by a $4.3 million decrease in cash outflows related to changes in the components of working capital combined with a decrease in Proteon's net loss of $2.1 million, as compared to the nine months ended September 30, 2018.

        Net cash provided by investing activities was $2.5 million for the nine months ended September 30, 2019 compared to $13.0 million provided in the nine months ended September 30, 2018. The change of $10.5 million in cash provided by investing activities was driven by a decrease in cash inflows of $23.5 million due to lower proceeds from maturities and sales of available-for-sale investments offset by $13.0 million decrease in cash outflows in the nine months ended September 30, 2019 as compared to the nine months ended September 30, 2018.

Off-Balance Sheet Arrangements

        Proteon did not have during the periods presented, and Proteon does not currently have, any off-balance sheet arrangements, as defined under the applicable regulations of the SEC.

Contractual Obligations

        As of September 30, 2019 there are no outstanding contractual obligations.

JOBS Act

        In April 2012, the Jumpstart Our Business Startups Act, or JOBS Act was enacted in the United States. Section 107 of the JOBS Act provides that an "emerging growth company," or EGC, can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Proteon has irrevocably elected not to avail itself of this extended transition period and, as a result, Proteon will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies.

Changes in and Disagreements with Accountants and Accounting and Financial Disclosure

        None.

ARTARA MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of ArTara's financial condition and results of operations should be read together with its financial statements and the other financial information appearing elsewhere in this proxy statement/prospectus/information statement. This discussion contains forward-looking statements that involve risks and uncertainties. ArTara's actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and those discussed in the section titled "Risk Factors" included elsewhere in this proxy statement/prospectus/information statement.

Overview

        ArTara Therapeutics, Inc. is a rare and specialty diseases therapeutics company focused on optimizing product candidates for patients suffering from diseases where there is a significant unmet need. Its current development programs focus on the treatment of rare diseases in structural and connective tissues, as well as rare hepatology/gastrointestinal and metabolic disorders with investigational candidate TARA-002 for the potential treatment of lymphatic malformations and IV Choline Chloride for intestinal failure-associated liver disease (or IFALD).

        ArTara's operations to date have been limited to business planning, raising capital, developing ArTara's pipeline assets (TARA-002 and IV Choline Chloride), identifying product candidates, and other research and development.

        To date, ArTara has financed operations primarily through private placements of exchangeable common stock. ArTara does not have any products approved and has not yet generated revenues. Since inception and through September 30, 2019, ArTara has raised an aggregate of $9.3 million to fund operations. As of September 30, 2019, ArTara had cash and cash equivalents totaling $1.7 million.

        Since inception, ArTara has incurred operating losses. ArTara recorded net losses of $5.3 million and $2.8 million for the nine months ended September 30, 2019 and 2018, respectively. ArTara incurred net losses of $4.2 million and $0.7 million for the year ended December 31, 2018 and for the period June 2, 2017 (Inception) through December 31, 2017, respectively. As of September 30, 2019, ArTara had an accumulated deficit of $10.3 million. ArTara expects to continue incurring significant expenses and operating losses for the foreseeable future as it:

  •
  advances research and development related activities to develop and expand the TARA-002 for the treatment of lymphatic malformations and IV Choline Chloride for the treatment of intestinal-failure-associated liver disease (IFALD);

  •
  maintains, expands and protects the intellectual property portfolio;

  •
  hires additional staff, including clinical, scientific, and management personnel; and

  •
  adds operational and finance personnel to support product development efforts and, if the Merger is approved, to support operating a public company.

        ArTara does not expect to generate revenue unless and until it successfully completes development of, obtains marketing approval for and commercializes product candidates, either alone or in collaboration with third parties. ArTara expects these activities will take several years and its success in these efforts is subject to significant uncertainty. Accordingly, ArTara expects it will need to raise additional capital prior to the regulatory approval and commercialization of any of its product candidates. Until such time, if ever, that ArTara generates substantial product revenues, ArTara expects to finance its operations through public or private equity or debt financings. However, ArTara may be unable to raise additional funds through these or other means when needed.

Merger Agreement

        On September 23, 2019, ArTara entered into the Merger Agreement with Proteon and Merger Sub, pursuant to which, among other matters, and subject to the satisfaction of the conditions set forth in the Merger Agreement, Merger Sub will merge into ArTara, and ArTara will merge into Proteon with ArTara surviving the merger as a wholly owned subsidiary of Proteon. The transaction will be accounted for as a reverse merger, with ArTara being treated as the acquirer for accounting purposes.

        Pursuant to the Merger Agreement, at the effective time of the Merger, each share of ArTara's common stock outstanding will be converted solely into the right to receive a number of shares of Proteon's common stock equal to an agreed upon exchange ratio and based on the net cash of Proteon prior to the completion of the Merger. Additionally, unexercised and outstanding options to purchase ArTara's stock options will become options to acquire Proteon's common stock using the number and exercise price adjusted in accordance with the agreed upon exchange ratio.

        Subject to the terms and conditions of the Merger Agreement, on a pro forma basis, the stockholders of Proteon are expected to own approximately 10.39% of the combined company; ArTara's stockholders are expected to own approximately 28.67% of the combined company, and institutional investors participating in the private placement (the "Private Placement") pursuant to the September 23, 2019 Subscription Agreement are expected to own the remaining 60.93%, in each case subject to certain adjustments based on the net cash of Proteon prior to the closing.

        Under the terms of the Merger Agreement, Proteon will effect a name change to ArTara Therapeutics, Inc., and will list its securities on the Nasdaq Capital Market under the symbol "TARA". Following the completion of the Merger, the newly combined company will be led by Mr. Jesse Shefferman, who will serve as the Chief Executive Officer, President and a board member, and six other board members, five of which are expected to be designated by ArTara and one by Proteon.

Future Financing

        Pursuant to a subscription agreement, Proteon has agreed to issue up to $27,200,000 of shares of Proteon's Series 1 Convertible Non-Voting Preferred Stock, par value $0.001 per share, at a price of 1,000 times the Common Stock Purchase Price, and up to $15,300,000 of shares of common stock at a price equal to the aggregate valuation divided by the certain post-closing parent shares, bringing the total commitment from institutional investors to $42.5 million. The Private Placement is expected to close immediately following the consummation of the Merger.

        Following the Merger Agreement, Proteon is expected to file a registration statement on Form S-4 and seek the approval of the stockholders regarding stockholder matters. Proteon will be required to issue shares of Proteon common stock to ArTara's stockholders and institutional investors, and amend Proteon's certificate of incorporation to (a) effect a reverse split of all outstanding shares of Proteon's common stock at a ratio ranging between 1-for-30 and 1-for-50 and (b) following the Private Placement, effect the automatic conversion of all outstanding shares of Series A Preferred Stock of Proteon into shares of Proteon common stock. Additionally, per the provisions of the Merger Agreement, Proteon's stockholders shall vote to amend Proteon's Amended and Restated 2014 Equity Incentive Plan to increase the shares available for issuance to                shares.

        Alongside with the execution of the Merger Agreement, Proteon's stockholders have approved the Series A Preferred Automatic Conversion indicating that 92.7% of the shares of the Series A Preferred Stock were outstanding as of September 23, 2019.

        There are no assurances that ArTara will be able to raise capital on terms acceptable to ArTara or at all, or that cash flows generated from its operations will be sufficient to meet its current operating costs. If ArTara is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned research and development efforts, which could harm its financial condition and operating results, or it may not be able to continue to fund its ongoing operations. These conditions raise substantial doubt about ArTara's ability to continue as a going concern. For more information, refer to "Liquidity and Capital Resources" below and Note 1 to ArTara's consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement.

Key Components of ArTara's Results of Operations

Research and Development

        Research and development costs consist principally of the costs of ArTara's proprietary research and development efforts, as well as costs incurred for salary, stock-based compensation and certain licensing arrangements. ArTara records all costs incurred prior to regulatory approval, upfront, and any milestone payments made by ArTara to third parties under licensing arrangements as expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestones have been achieved.

        ArTara is principally engaged in research and development activities and therefore expects to continue incurring these expenses for the foreseeable future.

General and Administrative

        General and administrative expenses consist primarily of personnel costs, including wages, benefits and share-based compensation, related to ArTara's executive and human resources personnel, as well as professional fees, including legal and accounting fees.

        ArTara expects its general and administrative expenses to increase in the near term driven by hiring additional personnel to support the growth of the business. There will also be significant additional expenses associated with operating as a public company. Such increases may include increased insurance premiums, investor relations expenses, legal and accounting fees associated with the expansion of ArTara's business and corporate governance, financial reporting expenses, and expenses related to Sarbanes-Oxley and other regulatory compliance obligations.

Results of Operations

        The following table sets forth certain statements of operations data for the periods indicated:

	For the Nine Months Ended September 30,
	2019	2018	$ Change
Operating expenses:
General and administrative	$2,147,635	$468,935	$1,678,700
Research and development	3,163,179	2,369,742	793,437

Total operating expenses	5,310,814	2,838,677	2,472,137

Operating Loss	(5,310,814)	(2,838,677)	(2,472,137)

Net loss	$(5,310,814)	$(2,838,677)	$(2,472,137)

Comparison of Nine Months Ended September 30, 2019 and 2018

General and Administrative Expenses

        General and administrative expenses increased by $1.7 million, or 358%, for the nine months ended September 30, 2019 from the nine months ended September 30, 2018, primarily due to an increase of $0.8 million in professional fees for legal, accounting and auditing services and an increase of $0.4 million and $0.1 million in payroll expenses and stock-based compensation, respectively, due to increased headcount.

Research and Development

        Research and development expenses increased by $0.8 million, or 33%, for the nine months ended September 30, 2019 from the nine months ended September 30, 2018, primarily due to an increase of $0.6 million in license expense, $0.4 million in employees related expenses of stock-based compensation and payroll and $0.3 million in preclinical studies. This was partially offset by decreases of $0.3 million related to switching our focus from the development and validation for drug substance production in 2018, to production and we completed the development and validation, and a decrease of $0.2 million for regulatory expenses as we had more FDA interactions in 2018.

Comparison of Year Ended December 31, 2018 and for the period June 2, 2017 (Inception) to December 31, 2017

        The following table sets forth certain statements of operations data for the periods indicated:

	Year Ended December 31, 2018	For the period June 2, 2017 (Inception) to December 31, 2017	$ Change
Operating expenses:
General and administrative	$766,780	$61,827	$704,953
Research and development	3,478,805	645,031	2,833,774

Total operating expenses	4,245,585	706,858	3,538,727

Operating Loss	(4,245,585)	(706,858)	(3,538,727)

Net loss	$(4,245,585)	$(706,858)	$(3,538,727)

General and Administrative

        General and administrative expense increased by $0.7 million, or 1,140%, for the year ended December 31, 2018 from the period June 2, 2017 (inception) to December 31, 2017, primarily due to an increase of approximately $0.5 million in employee payroll and reimbursement expenses.

Research and Development

        Research and development expense increased by $2.8 million, or 439%, for the year ended December 31, 2018 from the period June 2, 2017 (inception) to December 31, 2017, primarily due to ArTara having a full year of operations and ramping up the research and development expenses.

Liquidity and Capital Resources

        As of September 30, 2019, December 31, 2018 and 2017, ArTara's cash on hand was $1.7 million, $5.5 million and $4.0 million, respectively. As of December 31, 2018, ArTara had working capital of $4.8 million and stockholder's equity of $4.8 million. As of September 30, 2019 and December 31, 2018, ArTara had an accumulated deficit of $10.3 million and $5.0 million, respectively. ArTara has not generated revenues since its inception and has incurred net losses of $4.2 million and $0.7 million for the year ended December 31, 2018 and for the period from June 2, 2017 (inception) through December 31, 2017, respectively. For the nine months ended September 30, 2019 and 2018, ArTara had net losses of $5.3 million and $2.8 million, respectively.

        On December 29, 2017 and January 2, 2018, ArTara received gross proceeds of $4,000,000 and $150,000, respectively, for a private placement.

        For the period April 30, 2018 through December 31, 2018, ArTara received gross proceeds of $4,600,998 for private placements.

        On September 23, 2019, ArTara received gross proceeds of $499,999 for a private placement.

        During the year ended December 31, 2018, cash flows used in operating activities were $3,243,942, consisting primarily of a net loss of $4,245,585, which includes non-cash stock-based compensation charges of $268,684.

        During the nine months ended September 30, 2019, cash flows used in operating activities were $3,922,307, consisting primarily of a net loss of $5,310,814, which includes non-cash stock-based compensation charges of $318,484.

        ArTara has incurred significant operating losses and has an accumulated deficit as a result of ongoing efforts to develop its product candidates, including conducting preclinical and clinical trials and providing general and administrative support for these operations. Since inception, ArTara has financed operations primarily through sales of equity securities.

        ArTara expects to continue to incur substantial additional losses in the foreseeable future as a result of its research and development activities. Management's plans include closing on the post-merger financing and seeking to procure additional funds through debt and equity financings, as needed. Additional funding will be required in the future to maintain ArTara's present and proposed research activities. There can be no assurance that additional equity financing will be available on acceptable terms, if at all. If ArTara is unable to raise additional funding to meet the working capital needs in the future, ArTara will be forced to delay or reduce the scope of its research programs.

Cash Flows

        Since inception, ArTara has primarily used its available cash to fund expenditures related to research and development activities. The following table sets forth a summary of cash flows for the periods presented:

	Nine Months Ended September 30,			For the period June 2, 2017 (Inception) to December 31, 2017
			Year Ended December 31, 2018
	2019	2018
	(unaudited)
Net cash used in operating activities	$(3,922,307)	$(2,360,069)	$(3,243,942)	$(127,104)
Net cash used in investing activities	(429,138)	—	—	—
Net cash provided by financing activities	499,999	1,501,000	4,750,998	4,170,000

Net increase (decrease) in cash and cash equivalents	$(3,851,446)	$(859,069)	$1,507,056	$4,042,896

Cash Flows for the Nine Months Ended September 30, 2019 and 2018

Operating Activities

        Net cash used in operating activities was $3.9 million during the nine months ended September 30, 2019 increased compared to cash used in operating activities of $2.4 million during the same period in the prior year primarily due to an increase of $2.5 million in research, development and administrative activities, partially offset by an increase in accrued expenses of $1.3 million.

Investing Activities

        Net cash used in investing activities was $0.4 million during the nine months ended September 30, 2019 compared to net cash provided by investing activities of $0 during the same period in the prior year. The increase was related to ArTara purchasing equipment during the 2019 period.

Financing Activities

        Net cash provided by financing activities was $0.5 million during the nine months ended September 30, 2019 compared to net cash provided by financing activities of $1.5 million during the prior period. The decrease was related to ArTara raising $1.0 million less during the 2019 period.

Cash Flows for the Year Ended December 31, 2018 and the period June 2, 2017 (inception) to December 31, 2017

Operating Activities

        Net cash used in operating activities was $3.2 million during the year ended December 31, 2018 and was primarily a result of the net loss of $4.2 million, off-set an increase in accounts payable and accrued expenses of $0.3 million and $0.4 million, respectively.

        Net cash used in operating activities was $0.1 million during the period June 2, 2017 (inception) to December 31, 2017 consisted primarily of a net loss of $0.7 million, offset by non-cash charges for stock-based compensation of $0.5 million.

Investing Activities

        There were no investing activities during the year ended December 31, 2018 or the period June 2, 2017 (inception) to December 31, 2017.

Financing Activities

        Net cash provided by financing activities was $4.7 million during the year ended December 31, 2018 and was primarily related to the April capital raise of $0.8 million, the September capital raise of $0.5 million and the December capital raise of $3.2 million.

        Net cash provided by financing activities was $4.2 million during the period June 2, 2017 (inception) to December 31, 2017 was primarily related to the December capital raise of $4.0 million.

Contractual Obligations and Commitments

        The following is a summary of the contractual obligations as of September 30, 2019 and the effect such obligations are expected to have on the liquidity and cash flows in future periods:

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
	(unaudited)
Operating lease commitments	$91,800	$91,800	$—	$—	$—

Total	$91,800	$91,800	$—	$—	$—

        Under various license and research and development agreements, ArTara will be required to make milestone payments, pay royalties and/or other amounts to third parties. ArTara has not included any of these contingent payment obligations in the table above as the amount, timing and likelihood of such payments are not yet known.

        ArTara enters into contracts in the normal course of business with contract research organizations for clinical trials, preclinical research studies and testing, chemistry and manufacturing, and other services and products for operating purposes. These contracts generally provide for termination upon notice, and therefore ArTara believes that the non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

        As of September 30, 2019 and December 31, 2018, ArTara had not been involved in any material off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

        ArTara has prepared the consolidated financial statements in accordance with U.S. GAAP. The preparation of these financial statements requires ArTara to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, expenses and related disclosures at the date of the financial statements. On an ongoing basis, management evaluates its critical estimates, including but not limited to income tax expense, the valuation of deferred tax assets, determining the fair value of ArTara's common stock, and the valuation of securities underlying stock-based compensation. ArTara bases its estimates on its historical experience and also on assumptions that it believes are reasonable; however, actual results differ materially from these estimates under different assumptions or conditions.

        For information on ArTara's significant accounting policies, please refer Note 2 to ArTara's consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

        Proteon is a smaller reporting company, as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and is not required to provide the information required under this item.

 MANAGEMENT FOLLOWING THE MERGER

        The following table provides information regarding the expected directors and executive officers of the combined company following the closing of the Merger:

Name	Age	Position
Luke Beshar	61	Chairman of the Board
Scott Braunstein, M.D.	55	Director
		Director
Roger Garceau, M.D.	65	Director
Michael Solomon, Ph.D.	49	Director
Jesse Shefferman	48	Chief Executive Officer, President and Director
Jacqueline Zummo, Ph.D., MPH, MBA	39	Senior Vice President, Research Operations
Julio Casoy, M.D.	68	Chief Medical Officer

Composition of the Board of Directors Following the Merger

        In addition to the above listed directors, ArTara is also currently interviewing potential candidates to join the combined company's board of directors following the Merger.

        The Proteon Board is currently divided into three staggered classes, with each class serving a three-year term. The staggered structure of the Proteon Board will remain in place following the completion of the Merger. The terms of Proteon's (and, after the effectiveness of the Merger, the combined company's) Class III, Class I and Class II directors will expire upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2020, 2021 and 2022, respectively.

Luke Beshar, Director

        Mr. Beshar has over 35 years of experience in serving as the chief financial officer for publicly-traded and privately-held pharmaceutical companies. Mr. Beshar has served on the board of directors of Trillium Therapeutics Inc., a publicly traded immuno-oncology company, since March 2014, and has served on the board of directors of RegenxBio, Inc., a publicly traded leading clinical-stage gene therapy company, since May 2015. Mr. Beshar has served on the ArTara Board since October 2018. Prior to his board service, Mr. Beshar served as executive vice president, chief financial officer of NPS Pharmaceuticals, Inc., a publicly traded pharmaceutical company that specialized in drugs for gastrointestinal disorders, from 2007 until February 2015 when the company was acquired by Shire plc. Prior to NPS Pharmaceuticals, Mr. Beshar served as executive vice president, strategy and corporate development and executive vice president, chief financial officer of Cambrex Corporation, a publicly traded life sciences company that provides products and services for small molecule active pharmaceutical ingredients, from 2002 until 2007. Mr. Beshar began his career with Arthur Andersen & Co. and is a certified public accountant. Mr. Beshar earned his B.A. in accounting and financial administration from Michigan State University and is a graduate of The Executive Program at the Darden Graduate School of Business at the University of Virginia. Mr. Beshar's management experience as the chief financial officer for publicly-traded and privately-held pharmaceutical companies, as well as his current director experience on other publicly held companies provide him with the qualifications and skill to serve on the combined company's board of directors.

Scott Braunstein, M.D., Director

        Dr. Braunstein became a member of the ArTara Board in June 2018, and has served as the chairman of its board of directors since June 2018. In August 2019, Dr. Braunstein began serving as president and chief executive officer of Marinus Pharmaceuticals, Inc., a publicly traded clinical stage pharmaceutical company. Dr. Braunstein has served as an operating partner at Aisling Capital, a private investment firm, since September 2015 and previously served as the chief operating officer, senior vice president of strategy and corporate development, and chief strategy officer at Pacira Pharmaceuticals, Inc., a publicly traded pharmaceutical provider of non-opioid pain management options, from July 2015 to March 2018. Dr. Braunstein served as a healthcare portfolio manager at Everpoint Asset Management from September 2014 until February 2015. Previously, from 2002 until June 2014, Dr. Braunstein worked in various positions at JP Morgan Asset Management, a division of JPMorgan Chase & Co., a publicly traded global financial services firm, most recently as a managing director, senior portfolio manager for the JPM Global Healthcare Fund, and the JPM asset global equity analyst for the U.S. pharmaceutical and biotechnology industry. Dr. Braunstein began his career as a practicing physician, also serving as assistant clinical professor at Albert Einstein College of Medicine and Columbia University Medical Center. Dr. Braunstein currently serves as a member of the board of directors of the following publicly traded companies: Constellation Pharmaceuticals, Inc., a clinical-stage biopharmaceutical company, Marinus Pharmaceuticals, Inc., Esperion Therapeutics, Inc., a late-stage pharmaceutical company, Trevena, Inc., a biopharmaceutical company, and Ziopharm Oncology, a biopharmaceutical company focused on immune-oncology therapies. Dr. Braunstein also currently serves as a member of the board of directors of SiteOne Therapeutics, Inc., a privately held company developing novel pain therapeutics. Dr. Braunstein earned his B.A. from Cornell University and his M.D. from the Albert Einstein College of Medicine at Yeshiva University. Dr. Braunstein's significant board experience within the biopharmaceutical industry, as well as his management experience, provide him with the qualifications to serve on the combined company's board of directors.

Roger Garceau, M.D., Director

        Dr. Garceau has more than 30 years of broad pharmaceutical industry experience and has served as a member of the board of directors of ArTara since January 2019. Dr. Garceau has served as a member of the board of directors of Entera Bio Ltd., a biotechnology company specializing in the oral delivery of large molecules and biologics, and has served as its chief development advisor since December 2016. Prior to joining Entera, Dr. Garceau served as chief medical officer and executive vice president of NPS Pharmaceuticals, Inc., a publicly traded pharmaceutical company that specialized in drugs for gastrointestinal disorders, since December 2008 and January 2013, respectively, until February 2015, when NPS Pharmaceuticals was acquired by Shire plc. Previously, Dr. Garceau has also served in several managerial positions with NPS Pharmaceuticals, Inc., Sanofi-Aventis and Pharmacia Corporation. Dr. Garceau has served as a member of the board of directors of Enterome SA, a privately held clinical-stage biopharmaceutical company, since December 2016. Dr. Garceau is a board-certified pediatrician and is a fellow of the American Academy of Pediatrics. Dr. Garceau earned his B.S. in biology from Fairfield University and his M.D. from the University of Massachusetts Medical School. Dr. Garceau's pharmaceutical industry experience, both in management and at the board level, provide him with the qualifications to serve on the combined company's board of directors.

Michael Solomon, Ph.D., Director

        Dr. Solomon has more than 20 years of experience in the biotechnology industry and has spent the last 14 years focused on creating and operating early stage companies. Dr. Solomon has served as chief executive officer of Ribometrix, Inc., a privately held therapeutics company focused on targeting RNA with small molecules, since October 2017. Dr. Solomon served as a venture partner at SV Health Investors from December 2016 until December 2018. Previously, Dr. Solomon served as chief operating officer at Decibel Therapeutics, Inc., a biotechnology company focused on hearing disorders, from 2015 until 2016. Dr. Solomon served as chief operating officer of Ember Therapeutics, Inc., a publicly traded pharmaceutical company, from 2012 until 2015, and as chief business officer of Link Medicine Corporation, a privately held biopharmaceutical company, from 2009 until 2012. Dr. Solomon was a founder and vice president of discovery at Epizyme Therapeutics, Inc., a clinical stage biopharmaceutical company, and vice president of discovery at Hypnion, Inc., a sleep disorder company that was sold to Lilly in 2007. Dr. Solomon has served as a member of the board of directors of ArTara since May 2018 and currently serves on the board of directors of Ribometrix, Inc., a privately held platform therapeutics company. Dr. Solomon earned his B.S. in chemistry from the University of Massachusetts, Amherst and his Ph.D. in organic chemistry from the University of Wisconsin. Dr. Solomon's industry experience in creating and operating early stage companies provide him with the qualifications to serve on the combined company's board of directors.

Jesse Shefferman, Chief Executive Officer, President and Director

        Mr. Shefferman co-founded ArTara and has served as its chief executive officer since November 2017. Prior to co-founding ArTara, Mr. Shefferman served as vice president and head of business development at Retrophin Inc., a publicly traded company focusing on rare diseases, from March 2014 until October 2017. Prior to Retrophin, Mr. Shefferman served as director, strategy & business development at Vertex Pharmaceuticals, Inc., a publicly traded biopharmaceutical company, from September 2012 until March 2014. Mr. Shefferman previously served as an investment banker with Barclays Capital and Lehman Brothers. Mr. Shefferman earned his B.A. in accounting from Gordon College and his MBA and certificate in health sector management from Duke University's Fuqua School of Business. Mr. Shefferman's experience in strategy and financial roles in the biopharmaceutical industry provide him with the qualifications to serve on the combined company's board of directors.

Executive Officers

Jacqueline Zummo, Ph.D., MPH, MBA, Senior Vice President, Research Operations

        Dr. Zummo joined ArTara in November 2017 and began serving as its vice president, clinical research medical affairs. In March 2019, Dr. Zummo began serving as vice president, research operations at ArTara. Prior to joining ArTara, Dr. Zummo served as assistant vice president, medical affairs at Vyera Pharmaceuticals, LLC, a privately held biopharmaceutical company, from November 2015 until September 2017. Dr. Zummo previously served as medical director at Alkermes, Inc. from 2012 until November 2015, associate director, medical affairs at Sunovion Pharmaceuticals Inc. from 2008 until 2012 and senior manager, neuroscience medical affairs at Wyeth Pharmaceuticals from 2002 until 2008. Dr. Zummo earned her B.A. from Penn State University, her MBA in healthcare marketing from Benedictine University, her MPH in epidemiology from Benedictine University, and her Ph.D. in global health sciences from Nova Southeastern University.

Julio Casoy, M.D., Chief Medical Officer

        Dr. Casoy has served as ArTara's chief medical officer since February 2019. Prior to joining ArTara, Dr. Casoy served as chief medical officer at Velocity Fund Partners, a private equity firm focused on the life sciences and healthcare services, and as chief medical officer at InClinica, a global research consulting, clinical development and manufacturing company where he oversaw all scientific activities with Velocity assets and CRO activities, both from January 2018 until January 2019. From November 2015 until July 2017, Dr. Casoy served as senior vice president of medical affairs at Turing Pharmaceuticals, a privately held pharmaceutical company. From November 2013 until November 2015, Dr. Casoy served as senior vice president clinical research and medical affairs at Popsi Cube-Fovea, a clinical research organization. From March 2014 until November 2015, Dr. Casoy served as chief medical officer at Synaerion Therapeutics, Inc., a privately held biotechnology company. Prior to Synaerion, Dr. Casoy served as vice president medical affairs at Alkermes PLC, a publicly traded pharmaceutical manufacturing and biopharmaceutical company, from August 2011 until September 2013. Dr. Casoy began his career at Wyeth Pharmaceuticals Inc., a pharmaceutical company that was subsequently acquired by Pfizer, Inc., and served in various positions of increasing responsibility during his 24 years at Wyeth, most recently serving as vice president global medical affairs, compliance / intercontinental medical director during his last six years at Wyeth. Dr. Casoy practiced medicine in internal medicine and rheumatology for six years before working in the biotechnology and pharmaceutical industries. Dr. Casoy earned his degree in internal medicine from Escola Paulista de Medicina, his master in health and hospital management from Escola de Administracao de Empresas Fundacao Getulio Vargas & Hospital das Clinicas da Universidade de Sao Paulo and his specialization in rheumatology from Escola Paulista de Medicina.

Independence of the Board of Directors

        Under the Nasdaq listing standards, a majority of the members of the combined company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. The board of directors has affirmatively determined that all of the expected directors, except for Mr. Shefferman, are independent directors within the meaning of the applicable Nasdaq listing standards. All members of the combined company's audit committee, compensation committee and nominating and corporate governance committee will be independent directors under the applicable Nasdaq listing standards.

Board Leadership

        The Chairman position is a non-executive position and is separate from the position of Chief Executive Officer. Separating these positions is expected to allow the Chief Executive Officer of the combined company to focus on its day-to-day business, while allowing the Chairman to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. The board of directors believes that having separate positions, with an independent, non-executive director serving as Chairman, is the appropriate leadership structure for the combined company.

Committees of Our Board of Directors

        The combined company's board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The expected composition and responsibilities of each committee are described below. Members will serve on these committees until their resignations or until otherwise determined by the board of directors. The audit committee, compensation committee and nominating and corporate governance committee each will operate under a written charter adopted by the board of directors, all of which will be available on the combined company's website.

Audit Committee

        The combined company's audit committee is expected to be comprised of three members. Luke Beshar is expected to be the chairperson of the audit committee, and Scott Braunstein, M.D. and                        , are expected to be the other members. Each member of the audit committee will meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations and will be financially literate as required by Nasdaq listing standards. In addition, the board of directors has determined that Luke Beshar is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations or liabilities that are greater than those generally imposed on members of the audit committee and the board of directors.

        Among other functions, the combined company's audit committee will evaluate the performance of and assesses the qualifications of the independent registered public accounting firm; engage the independent registered public accounting firm; determine whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; confer with senior management and the independent registered public accounting firm regarding the adequacy and effectiveness of internal control over financial reporting; establish procedures, as required under applicable law, for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; review and approve the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitor the rotation of partners of the independent registered public accounting firm on the audit engagement team as required by law; review annually the audit committee's written charter and the committee's performance; review the financial statements to be included in the Annual Report on Form 10-K; and discuss with management and the independent registered public accounting firm the results of the annual audit and the results in the quarterly financial statements. The audit committee will have the authority to retain special legal, accounting or other advisors or consultants as it deems necessary or appropriate to carry out its duties.

Compensation Committee

        The combined company's compensation committee is expected to be comprised of three members. Michael Solomon, Ph.D. is expected to be the chairperson of the compensation committee, and Roger Garceau, M.D. and Scott Braunstein, M.D. are expected to be the other members. The composition of the compensation committee will meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations.

        The combined company's compensation committee will oversee the overall compensation strategy and related policies, plans and programs. Among other functions, the compensation committee will determine and approve the compensation and other terms of employment of the Chief Executive Officer; determine and approve the compensation and other terms of employment of the other executive officers, as appropriate; review and recommend to the board of directors the type and amount of compensation to be paid to board members; recommend to the board of directors the adoption, amendment and termination of the 2017 Equity Incentive Plan (the "Stock Incentive Plan"); administer the Stock Incentive Plan; and review and establish appropriate insurance coverage for the directors and executive officers. The compensation committee will have the authority to retain special legal, accounting or other advisors or consultants as it deems necessary or appropriate to carry out its duties.

Nominating and Corporate Governance Committee

        The combined company's nominating and corporate governance committee is expected to be comprised of two members. Luke Beshar is expected to be the chairperson of the nominating and corporate governance committee, and Michael Solomon, Ph.D. is expected to be the other member. The composition of the nominating and corporate governance committee will meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations.

        The combined company's nominating and corporate governance committee will be responsible for identifying, reviewing and evaluating candidates to serve on the board of directors; reviewing and evaluating incumbent directors and the performance of the board of directors; recommending candidates to the board of directors for election; making recommendations regarding the membership of the committees of the board of directors; assessing the performance of the board of directors, including its committees; and developing a set of corporate governance guidelines for the combined company.

Director Liability and Indemnification

        The combined company purchased directors' and officers' liability insurance and will enter into indemnification arrangements with each of its directors and executive officers. The indemnification agreements and the combined company's certificate of incorporation and bylaws will require it to indemnify the directors and officers to the fullest extent permitted by Delaware law.

Corporate Governance Guidelines

        The combined company's board of directors will adopt Corporate Governance Guidelines that set forth expectations for directors, director independence standards, board committee structure and functions and other policies for the governance of the combined company in accordance with Nasdaq's listing standards. The Corporate Governance Guidelines will be made available on the combined company's website.

Code of Business Conduct and Ethics

        The combined company's board of directors will adopt a Code of Business Conduct and Ethics that applies to all board members, officers and employees. The Code of Business Conduct and Ethics, and any applicable waivers or amendments, will be made available on the combined company's website.

EXECUTIVE COMPENSATION OF ARTARA

        ArTara refers to its Chief Executive Officer, Vice President, Research Operations and Chief Medical Officer and its other most highly compensated executive officer discussed below as its "named executive officers."

Summary Compensation Table

        The following table presents information regarding compensation earned by or awarded to ArTara's named executive officers during the fiscal years ended December 31, 2018 and 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Jesse Shefferman(2)	2018	268,049	—	—	—	32,771	300,820
Chief Executive Officer	2017	—	—	—	—	—	0
Jacqueline Zummo, Ph.D., MPH, MBA(4)	2018	185,158	56,250	—	—	16,781	258,189
Vice President, Research Operations	2017	—	—	—	—	—	0
Julio Casoy, M.D.(5)	2018	N/A	N/A	N/A	N/A	N/A	N/A
Chief Medical Officer	2017	N/A	N/A	N/A	N/A	N/A	N/A

(1)
The fair value of the option awards is computed in accordance with FASB ASC Topic 718. See the footnotes to ArTara's audited financial statements for the year ended December 31, 2018 for a description of the valuation of the option awards.

(2)
Mr. Shefferman did not accept any form of compensation in 2017.

(3)
Amounts shown represent life insurance premiums, health insurance premiums and short-term disability insurance paid by ArTara on behalf of the named executive officers. All of these benefits are provided to the named executive officers on the same terms as provided to all of ArTara's regular full-time employees in the United States.

(4)
Dr. Zummo did not accept any form of compensation in 2017.

(5)
Dr. Casoy became a full-time employee of ArTara on February 1, 2019 and did not receive any compensation prior to such date.

Determination of Executive Compensation

        ArTara reviews compensation annually for all employees, including its named executive officers. In setting executive base salaries and bonuses and granting equity incentive awards, ArTara considers compensation for comparable positions in the market, the historical compensation levels of its executives, individual performance as compared to its expectations and objectives, its desire to motivate its employees to achieve short- and long-term results that are in the best interests of its stockholders, and a long-term commitment. ArTara does not target a specific competitive position or a specific mix of compensation among base salary, bonus or long-term incentives.

        The board of directors has historically determined ArTara's executive officers' compensation. ArTara's compensation committee typically reviews and discusses management's proposed compensation with the Chief Executive Officer for all executives other than the Chief Executive Officer. In the case of the Chief Executive Officer, his individual performance evaluation is conducted by the board of directors, which determines his base salary, cash bonus, and stock-based awards.

        In addition to corporate and individual goal achievement, the board of directors also considers the following factors in determining an executive's compensation package:

  •
  the executive's role within ArTara and the compensation data for similar persons in peer group companies and subscription compensation survey data;

  •
  the demand for executives with the executive's specific expertise and experience;

  •
  a comparison to other executives within ArTara having similar levels of expertise and experience; and

  •
  uniqueness of the executive's industry skills.

        Based on those discussions and its discretion, the board of directors then recommends the compensation for each executive officer. The ArTara Board, without members of management present, discusses and ultimately approves the compensation of its executive officers.

        In March 2019, the ArTara Board reviewed and considered a presentation by Radford Consulting, ArTara's compensation consultant, with respect to equity grants made and cash compensation paid to ArTara's executive officers after taking into consideration industry standards following a review of the compensation practices of other private pre-commercial stage biotechnology companies. As a result, the board of directors approved and authorized ArTara's management to enter into amended and restated employment agreements with ArTara's executive officers effective and contingent upon the closing of the Merger.

Outstanding Equity Awards

        The following table provides information about outstanding stock options and stock awards held by each of ArTara's named executive officers as of September 30, 2019.

Name	Grant Date	Securities Underlying Unexercised Options Exercisable (#)	Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Jesse Shefferman	—	—	—	—	—
Chief Executive Officer
Jacqueline Zummo, Ph.D., MPH, MBA	7/12/2018	29,166	70,834	1.75	7/12/2028
Vice President, Research Operations	12/4/2018	9,375	40,625	1.75	12/4/2028
	9/17/2019	21,875	28,134	1.75	9/17/2029
Julio Casoy, M.D.	2/1/2019	29,166	170,839	1.75	2/1/2029
Chief Medical Officer

Employment and Consultancy Agreements

        ArTara will enter into employment and consultancy agreements with each of its named executive officers as described below.

Jesse Shefferman

        Jesse Shefferman co-founded ArTara, and has served as its Chief Executive Officer since November 2017. Under the terms of the employment agreement entered into between ArTara and Mr. Shefferman on November 5, 2019, Mr. Shefferman is entitled to an annual base salary of $365,000, is eligible for ArTara's benefit programs, vacation benefits and medical benefits, and is entitled to an annual discretionary bonus of $127,750. Additionally, Mr. Shefferman is entitled to a special, one-time bonus of $100,000 upon completion of the Merger.

        Mr. Shefferman's employment agreement further provides that upon the closing of the Merger, Mr. Shefferman's annual base salary will increase to $510,000, that he will become entitled to a discretionary bonus equal to 50% of his annual base salary and the post-merger board of directors is expected to grant to Mr. Shefferman an option to purchase the greater of 222,500 shares or the number of shares equal to 9.0% of the Company's fully-diluted, pro-forma shares on an as-converted basis giving consideration to the anticipated reverse split and adjustments to exchange ratio and closing cash, of the Company's common stock at the fair market value as determined by the Board as of the date of grant. Under his employment agreement, Mr. Shefferman is also eligible for pay continuation upon the termination of his employment under certain circumstances.

        Mr. Shefferman's employment agreement provides that upon written notice, either party may terminate the employment arrangement with or without cause. The agreement provides that if ArTara terminates Mr. Shefferman's employment without cause or if Mr. Shefferman resigns for good reason, then Mr. Shefferman will be eligible to receive:

  •
  base salary for a period of 18 months paid in a lump sum;

  •
  any unpaid base salary through the effective date of termination; and

  •
  reimbursement of all business expenses for which he is entitled.

        The following definitions are used in Mr. Shefferman's employment agreement:

  •
  "cause" means: (i) Mr. Shefferman's continued failure to substantially perform the material duties and obligations under his employment agreement (for reasons other than his death or disability), which failure, if curable within the discretion of ArTara, is not cured to the reasonable satisfaction of ArTara within 30 days after receipt of written notice from ArTara of such failure; (ii) Mr. Shefferman's failure or refusal to comply with the policies, standards and regulations established by ArTara from time to time which failure, if curable in the discretion of ArTara, is not cured to the reasonable satisfaction of ArTara within 30 days after receipt of written notice of such failure from ArTara; (iii) any act of personal dishonesty, fraud, embezzlement, misrepresentation, or other unlawful act committed by Mr. Shefferman that benefits Mr. Shefferman at the expense of ArTara; (iv) Mr. Shefferman's violation of a federal or state law or regulation applicable to ArTara's business; (v) Mr. Shefferman's violation of, or a plea of nolo contendre or guilty to, a felony under the laws of the United States or any state; or (vi) Mr. Shefferman's material breach of the terms of his employment agreement or his employee confidential information and inventions assignment agreement.

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  "good reason" means: Mr. Shefferman's written notice of his intent to resign for good reason with a reasonable description of the grounds therefor within 10 days after the occurrence of one or more of the following without Mr. Shefferman's consent, and subsequent resignation within 30 days following the expiration of any ArTara cure period: (i) a material reduction of Mr. Shefferman's duties, position or responsibilities (provided, however, that any change in duties, position, or responsibilities due to ArTara becoming a subsidiary or division of another entity in connection with a change in control shall not be good reason); (ii) a material reduction in Mr. Shefferman's base salary (other than a reduction of not more than 10% that is applicable to similarly situated executives of ArTara); (iii) a material breach of Mr. Shefferman's employment agreement by ArTara; or (iv) a material change in the geographic location of Mr. Shefferman's primary work facility or location; provided, that a relocation of less than 50 miles from Mr. Shefferman's then present location will not be considered a material change in geographic location. Mr. Shefferman will not resign for good reason without first providing ArTara with written notice of the acts or omissions constituting the grounds for "good reason" within 30 days of the initial existence of the grounds for "good reason" and a reasonable cure period of not less than 30 days following the date of such notice if such act or omission is capable of cure.

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  "change in control" means: (a) a transaction, unless securities possessing more than 50% of the total combined voting power of the survivor's or acquiror's outstanding securities (or the securities of any parent thereof) are held by a person or persons who held securities possessing more than 50% of the total combined voting power of Proteon's outstanding securities immediately prior to that transaction, or (b) any person or group of persons (within the meaning of Section 13(d)(3) of the Exchange Act) that, directly or indirectly, acquires, including but not limited to by means of a merger or consolidation, beneficial ownership (determined pursuant to the SEC Rule 13d-3 promulgated under the Exchange Act) of securities possessing more than 50% of the total combined voting power of Proteon's outstanding securities unless pursuant to a tender or exchange offer made directly to Proteon's stockholders that the Proteon Board recommends such stockholders accept, other than (i) Proteon or any of its affiliates, (ii) an employee benefit plan of Proteon or any of its affiliates, (iii) a trustee or other fiduciary holding securities under an employee benefit plan of Proteon or any of its affiliates, or (iv) an underwriter temporarily holding securities pursuant to an offering of such securities, or (c) over a period of 36 consecutive months or less, there is a change in the composition of the Proteon Board such that a majority of the Proteon Board members (rounded up to the next whole number, if a fraction) ceases, by reason of one or more proxy contests for the election of Proteon Board members, to be composed of individuals who either (i) have been Proteon Board members continuously since the beginning of that period, or (ii) have been elected or nominated for election as Proteon Board members during such period by at least a majority of the Proteon Board members described in the preceding clause (i) who were still in office at the time that election or nomination was approved by the Proteon Board; or (d) a majority of the Proteon Board votes in favor of a decision that a change in control has occurred, which vote may adopted by the Proteon Board with the intention that such vote become effective subject to and contingent upon the occurrence of certain events, in which case such change in control shall not be deemed to have occurred unless and until such vote becomes effective in accordance with its terms. A "change in control" shall not include the transaction contemplated by the Merger Agreement.

        Mr. Shefferman's employment agreement will remain effective following the consummation of the Merger.

Jacqueline Zummo, Ph.D., MPH, MBA

        Dr. Zummo is entitled to an annual base salary of $305,000, and is eligible for ArTara's benefit programs, vacation benefits and medical benefits. In addition, Dr. Zummo is entitled to a discretionary bonus of $76,250.

        The agreement provides that upon written notice, ArTara may terminate the employment arrangement with or without cause, upon 90 days' prior written notice to Dr. Zummo. The agreement provides that Dr. Zummo may terminate the employment arrangement at any time other than for good reason, upon 90 days' prior written notice to ArTara. In addition, the agreement provides that in the event Dr. Zummo is terminated without cause, Dr. Zummo's rights to compensation or benefits shall continue and not be modified, altered or reduced until the date of termination.

        In addition, the agreement provides that if ArTara terminates Dr. Zummo's employment without cause (whether or not in connection with a change of control), Dr. Zummo will be eligible to receive:

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  any unpaid base salary through the effective date of termination;

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  any accrued but unpaid bonus, pro-rated to the date of termination; and

  •
  base salary for a period of 12 months following the date of termination.

Management anticipates reaching agreement on new employment terms for Dr. Zummo prior to the close of the Merger.

Julio Casoy, M.D.

        Dr. Casoy has not entered into an employment agreement with ArTara but is entitled to an annual base salary of $385,000, and is eligible for ArTara's benefit programs, vacation benefits and medical benefits. In addition, Dr. Casoy is entitled to a discretionary bonus of $115,500.

        Dr. Casoy is an at-will employee and is therefore currently not entitled to benefits upon termination of service. Management anticipates reaching agreement on new employment terms for Dr. Casoy prior to the close of the Merger.

Compensation Committee Interlocks and Insider Participation

        None of ArTara's executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on the ArTara Board.

Non-Employee Director Compensation

        ArTara has not historically paid cash retainers or other cash compensation with respect to service on its board of directors, except for reimbursement of direct expenses incurred in connection with attending meetings of the board of directors or committees. The following table sets forth information regarding compensation earned for service on the ArTara Board during the year ended December 31, 2018 by its non-employee directors. There was no director compensation for the year ended December 31, 2017 by ArTara's non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Total ($)
Luke Beshar	N/A	128,340	N/A	128,340
Scott Braunstein, M.D.	N/A	192,445	N/A	192,445
Roger Garceau, M.D.	N/A	83,311	N/A	83,311
Michael Solomon, Ph.D	N/A	128,360	N/A	128,360

        ArTara expects that the combined company's board of directors will adopt a director compensation policy for non-employee directors to be effective following the consummation of the Merger.

 RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY

        Described below are any transactions occurring since January 1, 2017 and any currently proposed transactions to which either Proteon or ArTara was a party and in which

  •
  the amounts involved exceeded or will excess $120,000; and

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  a director, executive officer, holder of more than 5% of the outstanding capital stock of Proteon or ArTara, or any member of such person's immediate family had or will have a direct or indirect material interest.

        In addition to the transactions described below, please see the compensation agreements and other arrangements described under the sections titled "The Merger—Interests of the Proteon Directors and Executive Officers in the Merger" and "The Merger—Interests of the ArTara Directors and Executive Officers in the Merger" in this proxy statement/prospectus/information statement.

Proteon Transactions

Change in Control and Severance Benefits Arrangements

        See "The Merger—Interests of the Proteon Directors and Executive Officers in the Merger" for a description of the terms of the change in control and severance benefits arrangements.

Indemnification Agreements

        Proteon has entered into indemnification agreements with each of its directors and certain executive officers. These agreements require Proteon to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to Proteon or at Proteon's direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Series A Financing

        On June 22, 2017, Proteon entered into a Securities Purchase Agreement, or the Purchase Agreement, with a syndicate of current and new institutional investors, led by an affiliate of Deerfield Management Company, L.P., pursuant to which Proteon agreed to issue and sell to the investors an aggregate of 22,000 shares of Proteon's Series A Preferred Stock for a purchase price of $1,000 per share, or an aggregate gross purchase price of $22.0 million, all upon the terms and conditions set forth in the Purchase Agreement. Proteon closed the transaction on August 2, 2017. Each share of Proteon's Series A Preferred Stock is convertible into approximately 1,005 shares of Proteon's common stock at a conversion price of $0.9949 per share, provided that any conversion of Series A Preferred Stock by a holder into shares of common stock is prohibited if, as a result of such conversion, the holder, together with its affiliates and any other person or entity whose beneficial ownership of Proteon's common stock would be aggregated with such holder's for purposes of Section 13(d) of the Exchange Act, would beneficially own more than 9.985% of the total number of shares of Proteon's common stock issued and outstanding after giving effect to such conversion. The following holders, or affiliates of holders, of more than 5% of Proteon's common stock executed the Purchase Agreement as investors: Abingworth Bioventures VI, LP, a fund affiliated with Deerfield Management Company, L.P., Intersouth Partners VI, L.P., Pharmstandard International S.A., Skyline Venture Partners Qualified Purchaser Fund IV, LP, and TVM Capital and related funds.

Related Party Transactions Policy

        Proteon's written Related Party Transactions Policy requires the approval or ratification by the Governance and Nominating for any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) that will or may be expected to exceed $120,000 in any calendar year in which Proteon, or any of its subsidiary companies, is a participant, and any related person has a direct or indirect interest, and of which disclosure is required under SEC rules. Related persons include Proteon's officers, directors, director nominees, any of their immediate family members or affiliates, and any stockholders owning 5% or more of Proteon's common stock.

        Proteon personnel are responsible for identifying and reporting to the chairperson of the Governance and Nominating Committee potential related party transactions from information solicited annually in questionnaires submitted by directors and officers, and also from any person newly nominated or appointed as a director or as an executive officer. In addition, directors and executive officers are responsible for notifying the chairperson of the Governance and Nominating Committee of any transaction, arrangement or relationship that they propose to enter into, or of which they become aware, that might reasonably be expected to be a related party transaction. If the chairperson of the Governance and Nominating Committee determines that an existing or proposed transaction constitutes a related party transaction requiring Governance and Nominating Committee approval under the policy, he will provide relevant details and analysis of the related party transaction to the Governance and Nominating Committee for consideration at its next regularly scheduled meeting. If the chairperson of the Governance and Nominating Committee has an interest in a potential related party transaction, he will provide all relevant information to the Chief Executive Officer, who will review the potential transaction or relationship with either outside counsel or a member of Proteon's legal team and provide the information to the Governance and Nominating Committee as appropriate.

        The Governance and Nominating Committee will review the material facts of all related party transactions that require its approval and either approve or disapprove the related party transaction. If advance approval is not feasible, then the chairperson shall consider an approve in accordance with this policy and, if appropriate, the Governance and Nominating Committee will ratify the related party transaction at its next regularly scheduled meeting. In determining whether to approve or ratify a related party transaction, the Governance and Nominating Committee will take into account, among other factors it deems appropriate, whether the related party transaction is on terms no more favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction.

        No director shall participate in any discussion, review or approval of an interested party transaction to which he or she is a related party, except to provide material information to the Governance and Nominating Committee and the chairperson as necessary.

ArTara Transactions

Exchangeable Common Stock Offerings—2018

        In January 2018, ArTara entered into an Amended and Restated Exchangeable Common Stock Purchase Agreement, as amended by a First Amendment to Amended and Restated Exchangeable Common Stock Purchase Agreement in December 2018, and issued and sold to investors an aggregate of 5,011,999 shares of exchangeable common stock, at a purchase price of $1.75 per share, for aggregate consideration of $8,770,999 between January and December 2018.

        The participants in the exchangeable common stock offerings included the following holders of more than 5% of ArTara's capital stock and ArTara's officers. The following table presents the number of shares issued to these related parties in such financing:

Name	Amount Invested ($)	Shares of Exchangeable Common Stock (#)
Opaleye, L.P.	5,499,998.00	3,142,856
DRW Venture Capital LLC	1,499,999.00	857,142
Jesse Shefferman	250,000.00	142,857

        In connection with the exchangeable common stock offerings, ArTara entered into a stockholders' agreement, as amended, with the investors in such offerings, containing information rights and rights of first refusal, among other things. The stockholders' agreement, as amended, will terminate in connection with the Merger.

Exchangeable Common Stock Offering—2019

        In September 2019, ArTara entered into an Exchangeable Common Stock Purchase Agreement, and issued and sold 362,318 shares of exchangeable common stock to Opaleye, L.P., at a purchase price of $1.38 per share, for aggregate consideration of $499,999. Opaleye, L.P. is a holder of more than 5% of ArTara's capital stock.

Executive Compensation and Employment Arrangements

        Please see "ArTara's Executive Compensation" for information on compensation arrangements with ArTara's executive officers.

Director and Officer Indemnification and Insurance

        ArTara has entered into indemnification arrangements with its directors and the combined company intends to purchase directors' and officers' liability insurance. Effective upon the consummation of the Merger, the combined company intends to enter into indemnification agreements with its directors and certain of its executive officers. The indemnification agreements and the combined company's certificate of incorporation and bylaws will require it to indemnify its directors and officers to the fullest extent permitted by Delaware law. See "Other Agreements—Director Indemnification and Insurance."

DESCRIPTION OF PROTEON CAPITAL STOCK

        The following is a description of Proteon's capital stock and provisions of Proteon's certificate of incorporation and bylaws. The following description does not purport to be complete and is subject to, and qualified in its entirety by exhibits to this proxy statement/prospectus/information statement. For more complete information, you would carefully review the forms of Proteon's certificate of incorporation and bylaws, which have been filed with the SEC has exhibits to this proxy statement/prospectus/information statement and which may be obtained as described below under "Where You Can Find More Information."

General

        Proteon's authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, Proteon's "common stock," and 10,000,000 shares of preferred stock, par value $0.001 per share, Proteon's "preferred stock."

        As of September 30, 2019, we had issued and outstanding:

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  shares of Proteon common stock;

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  shares of Proteon series A preferred stock, par value $0.001 per share, Proteon's "series A preferred stock"; and

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  shares of common stock issuable upon exercise of stock options outstanding at a weighted-average exercise price of $4.89 per share.

Common Stock

        Voting Rights.    Each holder of Proteon common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Proteon's stockholders do not have cumulative voting rights in the election of directors. An election of directors by Proteon's stockholders shall be determined by a plurality of votes cast by the stockholders entitled to vote on the election.

        Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Proteon's common stock are entitled to receive dividends, if any, as may be declared from time to time by the Proteon Board out of legally available funds.

        Liquidation.    In the event of Proteon's liquidation, dissolution or winding up, holders of Proteon's common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Proteon's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

        Rights and Preferences.    Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Proteon may designate in the future.

Series A Preferred Stock

        Voting Rights.    Except for matters with specific voting rights as provided in the series A preferred stock purchase agreement, the holders of shares of series A preferred stock have no voting rights.

        Dividends.    Holders of the series A preferred stock are entitled to receive dividends, if and when declared by the Proteon Board out of legally available funds.

        Liquidation.    Holders of the series A preferred stock have preference in the event of a liquidation or dissolution of Proteon equal to $0.001 per share, plus any declared dividends. Thereafter, the holders of the shares of series A preferred stock shall share ratably in any distributions and payments of any of Proteon's remaining assets, on an as converted basis, with the holders of common stock.

        Conversion Rights.    Each share of series A preferred stock is convertible into approximately 1,005 shares of Proteon's common stock at a conversion price of $0.9949 per share, provided that any conversion of series A preferred stock by a holder into shares of common stock is prohibited if, as a result of such conversion, the holder, together with its affiliates and any other person or entity whose beneficial ownership of Proteon's common stock would be aggregated with such holder's for purposes of Section 13(d) of the Exchange Act, would beneficially own more than 9.985% of the total number of shares of Proteon's common stock issued and outstanding after giving effect to such conversion.

        Other Rights and Preferences.    Holders of series A preferred stock have no preemptive or subscription rights and there are no redemption or sinking fund provisions applicable to the series A preferred stock. The rights, preferences and privileges of the holders of series A preferred stock are subject to, and may be adversely affected by, the rights of the holders of shares of any other series of preferred stock that Proteon may designate in the future.

Preferred Stock

        Under Proteon's certificate of incorporation, the Proteon Board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

        The Proteon Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock or series A preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in Proteon's control that may otherwise benefit holders of Proteon's common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. Proteon have no current plans to issue any shares of preferred stock.

Registration Rights

        Certain holders of shares of Proteon's common stock are entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are collectively referred to herein as registrable shares.

        Under Proteon's Fifth Amended and Restated Investors' Rights Agreement, holders of registrable shares can demand that Proteon file a registration statement or request that their shares be included on a registration statement that Proteon is otherwise filing, in either case, registering the resale of their shares of common stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and Proteon's right, in certain circumstances, not to effect a requested registration on Form S-1 or Form S-3 within 90 days before or 180 days following Proteon's estimated date of filing of a registration statement pertaining to an underwritten public offering of securities for Proteon's account.

        These registration rights are contained in Proteon's investors' rights agreement, which is described under "Certain Relationships and Related Transactions—Investors' Rights Agreement" above and a copy of which will be filed as an exhibit to this proxy statement/prospectus/information statement.

Anti-Takeover Effects of Provisions of Delaware Law and Proteon's Certificate of Incorporation and Bylaws

        Proteon's certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of Proteon unless such takeover or change in control is approved by the board of directors. These provisions include:

        Classified Board.    Proteon's certificate of incorporation provides that the Proteon Board is divided into three classes of directors, with the classes as nearly equal in number as possible. Each of Proteon's directors identified below serves in the class indicated. Subject to any earlier resignation or removal in accordance with the terms of Proteon's certificate of incorporation and bylaws, Proteon's current Class I directors will serve until the 2021 annual meeting of stockholders; Proteon's current Class II directors will serve until the 2022 annual meeting of stockholders; and Proteon's current Class III directors will serve until the 2020 annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be apportioned by the Proteon Board among the three classes. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Proteon Board.

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  Proteon's Class I directors are Timothy Noyes, Garen Bohlin and John Freund;

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  Proteon's Class II directors are Hubert Birner and Paul Hastings; and

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  Proteon does not currently have any Class III directors.

        In addition, pursuant to Proteon's certificate of incorporation and the certificate of designation related thereto, the holders of a majority of the outstanding shares of Proteon's series A preferred stock are entitled to elect one member of the board of directors, or the Series A Director. The Series A Director holds office until the following year's annual meeting and until his or her successor is duly elected or qualified by the written consent of the holders of a majority of the outstanding shares of series A preferred stock or until his or her earlier death, incapacity, resignation or removal. The Series A Director may be removed from office, with or without cause, upon the written consent of the holders of a majority of the outstanding shares of series A preferred stock, and the holders of a majority of the outstanding shares of series A preferred stock shall have the power to fill, by written consent, any vacancy caused by the resignation, death or removal of such Series A Director. For purposes of clarity, the Series A Director is not classified with the remaining members of the Proteon board. Proteon currently does not have a Series A Director.

        Proteon's certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by the Proteon Board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

        Action by Written Consent; Special Meetings of Stockholders.    Proteon's certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Proteon's certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can be called only by or at the direction of the board of directors pursuant to a resolution adopted by a majority of the total number of directors. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

        Removal of Directors.    Proteon's certificate of incorporation provides that Proteon's directors, other than the Series A Director, may be removed only for cause by the affirmative vote of at least 75% of the voting power of Proteon's outstanding shares of capital stock, voting together as a single class and entitled to vote in the election of directors. This requirement of a supermajority vote to remove directors could enable a minority of Proteon's stockholders to prevent a change in the composition of the Proteon Board. The Series A director may be removed from office, with or without cause, upon the written consent of the holders of a majority of the outstanding shares of series A preferred stock.

        Advance Notice Procedures.    Proteon's bylaws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of Proteon's stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given Proteon's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Proteon.

        Super Majority Approval Requirements.    The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless either a corporation's certificate of incorporation or bylaws requires a greater percentage. Proteon's certificate of incorporation and bylaws provide that the affirmative vote of holders of at least 75% of the outstanding shares of capital stock, voting together as a single class and entitled to vote in the election of directors will be required to amend, alter, change or repeal the bylaws and the certificate of incorporation. This requirement of a supermajority vote to approve amendments to Proteon's bylaws could enable a minority of Proteon's stockholders to exercise veto power over any such amendments.

        Authorized but Unissued Shares.    Proteon's authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of Proteon's common stock by means of a proxy contest, tender offer, merger or otherwise.

        Exclusive Forum.    Proteon's certificate of incorporation provides that, subject to limited exceptions, the state or federal courts located in the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on Proteon's behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of Proteon's directors, officers or other employees to us or Proteon's stockholders, (iii) any action asserting a claim against Proteon arising pursuant to any provision of the Delaware General Corporation Law, Proteon's certificate of incorporation or Proteon's bylaws, or (iv) any other action asserting a claim against Proteon that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of Proteon's capital stock shall be deemed to have notice of and to have consented to the provisions of Proteon's certificate of incorporation described above. Although Proteon believes these provisions benefit Proteon by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against Proteon's directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in Proteon's certificate of incorporation to be inapplicable or unenforceable.

Section 203 of the Delaware General Corporation Law

        Proteon is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may "opt out" of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. Proteon has not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of Proteon may be discouraged or prevented.

Transfer Agent and Registrar

        The transfer agent and registrar for Proteon's common stock is Computershare Trust Company, N.A.

Listing

        Proteon's common stock is listed on Nasdaq under the symbol "PRTO."

 COMPARISON OF RIGHTS OF HOLDERS OF ARTARA STOCK AND PROTEON STOCK

General

        Proteon and ArTara are both incorporated under the laws of the State of Delaware. The rights of Proteon stockholders and ArTara stockholders are generally governed by the DGCL. Upon completion of the Merger, ArTara stockholders will become Proteon stockholders, and their rights will be governed by the DGCL, the bylaws of Proteon and the certificate of incorporation of Proteon, as amended.

        The material differences between the current rights of ArTara stockholders under ArTara's certificate of incorporation and bylaws and their rights as Proteon stockholders, after the Merger, under Proteon's certificate of incorporation and its bylaws, both as will be in effect immediately following the completion of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Proteon or ArTara before the Merger and being a Proteon stockholder following the completion of the Merger. For more information on how to obtain these documents, see the section titled "Where You Can Find More Information" beginning on page 279 of this proxy statement/prospectus/information statement.

Authorized Capital Stock

  ArTara

        ArTara's certificate of incorporation, as amended, authorizes the issuance of up to 15,000,000 shares of common stock, $0.0001 par value per share.

  Proteon

        Proteon's certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. Under the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, each share of Series A Preferred Stock of Proteon is convertible into approximately 1,005 shares of Proteon common stock at a conversion price of $0.9949 per share, provided that any conversion of Series A Preferred Stock by a holder into shares of Proteon common stock is prohibited if, as a result of such conversion, the holder, together with its affiliates and any other person or entity whose beneficial ownership of Proteon common stock would be aggregated with such holder's for purposes of Section 13(d) of the Exchange Act, would beneficially own more than 9.985% of the total number of shares of Proteon common stock issued and outstanding after giving effect to such conversion. Under the Certificate of Designation of Preferences, Rights and Limitations of Series 1 Convertible Non-Voting Preferred Stock that Proteon intends to file with the Delaware Secretary of State prior to the issuance of the Private Placement Shares, each share of Series 1 Preferred Stock of Proteon will be convertible into 1,000 shares of Proteon common stock, at a conversion price initially equal to the Common Stock Purchase Price, subject to adjustment for any stock splits, stock dividends and similar events, at any time at the option of the holder, provided that any conversion of Series 1 Preferred Stock by a holder into shares of Proteon common stock would be prohibited if, as a result of such conversion, the holder, together with its affiliates and any other person or entity whose beneficial ownership of the common stock would be aggregated with such holder's for purposes of Section 13(d) of the Exchange Act would beneficially own more than 9.99% of the total number of shares of Proteon common stock issued and outstanding after giving effect to such conversion.

        The Merger Agreement contemplates an amendment to Proteon's certificate of incorporation in connection with the closing of the Merger to implement the Reverse Split and Series A Preferred Stock Automatic Conversion.

Conversion Rights and Protective Provisions

  ArTara

        Pursuant to the Amended and Restated Exchangeable Common Stock Purchase Agreement with ArTara, ArTara common stock held by the parties thereto is exchangeable for shares of capital stock having the same rights and preferences as capital stock issued by ArTara in connection with a sale of capital stock of ArTara to one or more venture capital or other institutional, strategic or accredited investors in one or a series of related capital raising transactions for the same securities resulting in gross proceeds to ArTara of at least $5,000,000.

        The Stockholders' Agreement (the "ArTara Stockholders' Agreement"), by and among ArTara and the other parties thereto as ArTara stockholders (collectively the "ArTara Common Stockholders") provides the ArTara Common Stockholders with a right of first offer to purchase up to their respective pro rata share of all certain securities that ArTara may propose to sell and issue (other than certain excluded securities).

        The Stockholders' Agreement also provides ArTara (first) and the ArTara Common Stockholders (second) with a right of first refusal in the event an ArTara Common Stockholder proposes to transfer any ArTara common stock it holds.

        The Stockholders' Agreement also provides that ArTara shall not, without the affirmative vote or written consent of ArTara Common Stockholders holding at least fifty percent (50%) of the then issued and outstanding shares of stock of ArTara, perform any of the following actions:

  •
  Make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by ArTara;

  •
  Change the principal business of ArTara or any of its subsidiaries, enter new lines of business, or exit the current line of business;

  •
  Sell, transfer, license, pledge or encumber any of ArTara's or its subsidiaries' technology or intellectual property, other than licenses granted in the ordinary course of business; or

  •
  Issue any New Securities, other than Excluded Securities.

  Proteon

        Proteon's certificate of incorporation provides that (i) with respect to the holders of Proteon common stock, they shall have no preemptive rights and no conversion rights and (ii) the Proteon Board is authorized and therefore may, subject to any limitations prescribed by the law, provide for the issuance of shares of Proteon preferred stock in one or more series and to fix the designations, powers, preferences, relative, participating, optional or other special rights and any qualifications, limitations and restrictions of the shares of each such series.

Number of Directors

  ArTara

        ArTara's bylaws provide that the number of directors shall be set from time to time by its board of directors. The ArTara Stockholders' Agreement provides that the number of authorized directors shall not exceed five directors.

  Proteon

        Proteon's bylaws provide that, subject to any special rights of the holders of any series of preferred stock to elect directors, Proteon's number of directors shall be as determined by the board of directors from time to time by resolutions adopted by the affirmative vote of at least a majority of the directors then in office.

Stockholder Nominations and Proposals

  ArTara

        None.

  Proteon

        Proteon's bylaws provide that advance notice of a stockholder's proposal must be delivered to Proteon's Secretary at its executive offices (i) not less than 90 days and not more than 120 days in advance of the anniversary of the previous year's annual meeting if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year's annual meeting or not later than 70 days after the anniversary of the previous year's annual meeting; and (ii) with respect to any other annual meeting of stockholders, the close of business on the tenth (10th) day following the date of public disclosure of the date of such meeting. In no event shall the public disclosure of an adjournment or postponement of an annual meeting commence a new notice time period (or extend any notice time period).

        For the nomination of any person or persons for election to the board of directors, except for any nominations subject to the special rights of the holders of any series of preferred stock to elect directors, the stockholder's or stockholders' of record intending to propose the business (the "Proposing Stockholder") notice to the Secretary of Proteon shall set forth (i) the name, age, business address and residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of capital stock of Proteon which are owned of record and beneficially by each such nominee (if any), (iv) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, (v) the consent of the nominee to being named in the proxy statement as a nominee and to serving as a director if elected, and (vi) as to the Proposing Stockholder: (A) the name and address of the Proposing Stockholder as they appear on Proteon's books and of the beneficial owner, if any, on whose behalf the nomination is being made, (B) the class and number of shares of Proteon which are owned by the Proposing Stockholder (beneficially and of record) and owned by the beneficial owner, if any, on whose behalf the nomination is being made, as of the date of the Proposing Stockholder's notice, and a representation that the Proposing Stockholder will notify Proteon in writing of the class and number of such shares owned of record and beneficially as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (C) a description of any agreement, arrangement or understanding with respect to such nomination between or among the Proposing Stockholder and the beneficial owner, if any, on whose behalf the nomination is being made, and any of their affiliates or associates, and any others (including their names) acting in concert with any of the foregoing, and a representation that the Proposing Stockholder will notify Proteon in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Proposing Stockholder's notice by, or on behalf of, the Proposing Stockholder or any of its affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Proposing Stockholder, or any such beneficial owner, or any of its affiliates or associates with respect to shares of stock of Proteon, and a representation that the Proposing Stockholder will notify Proteon in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (E) a representation that the Proposing Stockholder is a holder of record of shares of Proteon entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, and (F) a representation whether the Proposing Stockholder intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of Proteon's outstanding capital stock required to approve the nomination and/or otherwise to solicit proxies from stockholders in support of the nomination. Proteon may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of Proteon or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

        For all business other than director nominations, a Proposing Stockholder's notice to the Secretary of Proteon shall set forth as to each matter the Proposing Stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) any other information relating to such stockholder and beneficial owner, if any, on whose behalf the proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder and (iii) the information required by clause (vi) in the immediately preceding paragraph.

Classification of Board of Directors

  ArTara

        ArTara's certificate of incorporation and bylaws do not provide for the division of the ArTara Board into staggered classes.

  Proteon

        Proteon's certificate of incorporation provides that the directors shall be divided into three classes, with each class having a three-year term expiring on a staggered basis.

Removal of Directors

  ArTara

        ArTara's bylaws provide that, any director may be removed from the ArTara Board at any time, with or without cause, by the holders of a majority of the shares of capital stock of ArTara entitled to vote at an election of directors or by written consent of the stockholders.

        The ArTara Stockholders' Agreement provides that the board of directors shall consist of (i) three directors nominated by the holders of a majority of the issued and outstanding shares of ArTara common stock (the "ArTara Common Directors"), (ii) ArTara's Chief Executive Officer (the "CEO Director") and (iii) one independent director, nominated by the Common Directors and the CEO Director (the "Independent Director"). If any director resigns or is removed, they shall be replaced by a person nominated in accordance with the previous sentence.

  Proteon

        Under Proteon's bylaws and certificate of incorporation, except as may otherwise be provided by the DGCL and subject to the special rights of the holders of any series of preferred stock to elect directors, the directors of Proteon may be removed only for cause by the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares of capital stock of Proteon entitled to vote in the election of directors or class of directors, voting together as a single class, at a meeting of the stockholders called for that purpose.

Vacancies on the Board of Directors

  ArTara

        ArTara's bylaws provide that vacancies occurring on its board of directors for any reason may be filled by vote of the stockholders or by the stockholders' written consent, or by vote of its board of directors or by the directors' written consent. If the number of directors then in office is less than a quorum, such vacancies may be filled by a vote of a majority in voting power (in accordance with ArTara's certificate of incorporation, as amended) of the directors then in office.

  Proteon

        Proteon's certificate of incorporation and bylaws provide that except as the DGCL may otherwise require, any new directorships or vacancies in the board of directors, including new directorships resulting from any increase in the number of directors to serve in the board of directors and/or any unfilled vacancies by reason of death, resignation, disqualification, removal for cause, failure to elect or otherwise with respect to any director, may be filled only by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

Voting Stock

  ArTara

        ArTara's bylaws provide that every stockholder shall be entitled to one vote in person or by proxy for each share of common stock of ArTara held by them as of the record date for such meeting.

  Proteon

        Proteon's certificate of incorporation provides that except as otherwise provided by the DGCL or the certificate of incorporation, and subject to the rights of holders of any series of preferred stock, all of the voting power of the stockholders of Proteon shall be vested in the holders of the common stock, and each holder of common stock shall have one vote for each share held by such holder on all matters voted upon by the stockholders of Proteon; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to the certificate of incorporation (or on any amendment to a certificate of designations of any series of preferred stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to certificate of incorporation (or pursuant to a certificate of designations of any series of preferred stock) or pursuant to the DGCL.

        Proteon's bylaws provide that at all meetings of stockholders, except as otherwise expressly provided for by statute, the certificate of incorporation or the bylaws, (i) in all matters other than the election of directors, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote on such matter shall be the act of the stockholders and

(ii) directors shall be elected by a plurality of the votes of cast, present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Cumulative Voting

  ArTara

        None.

  Proteon

        Proteon's certificate of incorporation provides there shall be no cumulative voting.

Stockholder Action by Written Consent

  ArTara

        ArTara's bylaws provide that any action required by the DGCL or permitted to be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, by a consent in writing or by electronic transmission, as permitted by the DGCL.

  Proteon

        Proteon's certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Notice of Stockholder Meeting

  ArTara

        ArTara's bylaws provide that except as otherwise provided by statute, its certificate of incorporation, as amended, or the bylaws, notice of each annual or special meeting of the stockholders shall be given to each stockholder of record entitled to vote at such meeting not less than ten (10), nor more than sixty (60), days before the day on which the meeting is to be held, by delivering written notice thereof to him or her personally, by mail, or by means of electronic transmission given in a form consented to in writing by the stockholder to whom notice is given. Every such notice shall state the place, if any, the date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called.

  Proteon

        Proteon's bylaws provide that written notice of the annual meeting of the stockholders shall be mailed to each stockholder of record entitled to vote thereat at such address as appears on the stock books of Proteon at least ten (10) days (and not more than sixty (60) days) prior to the meeting. The board of directors may postpone any annual meeting of the stockholders at its discretion, even after notice thereof has been mailed. It shall be the duty of every stockholder to furnish to the Secretary of Proteon or to the transfer agent, if any, of the class of stock owned by him or her and such stockholder's post-office address, and to notify the Secretary of any change therein. Notice need not be given to any stockholder who submits a written waiver of notice signed by him or her before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

Special Stockholder Meetings

  ArTara

        ArTara's bylaws provide that a special meeting of the stockholders may be called at any time by the chairman of the board, the Chief Executive Officer, or by the record holders of at least a majority of the issued and outstanding shares of ArTara common stock.

  Proteon

        Under Proteon's bylaws and certificate of incorporation, special meetings of the stockholders for any purpose or purposes, unless otherwise provided by law, subject to any special rights of the holders of any series of preferred stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by or at the direction of the board of directors pursuant to a resolution adopted by a majority of the total number of directors. Any such person or persons that has or have called a special meeting of stockholders may postpone or cancel any special meeting of the stockholders at its or their discretion, even after notice thereof has been mailed.

Indemnification

  ArTara

        ArTara's bylaws and certificate of incorporation, as amended, provide that ArTara shall indemnify its officers and directors to if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.; provided, however, that ArTara shall not be required, but is permitted, to indemnify any officer or director in connection with any action by or in the right of the Corporation.

        ArTara's bylaws and certificate of incorporation, as amended further include the right to advancement of expenses; provided, however, that an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer shall be made only upon delivery to ArTara of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision that such indemnitee is not entitled to indemnification for such expenses.

        ArTara's bylaws and certificate of incorporation, as amended further provide that ArTara shall have the power to indemnify (including the advancement of expenses) its employees and other agents.

  Proteon

        Proteon's bylaws and certificate of incorporation provide that Proteon shall indemnify (including the advancement of expenses) its officers and directors to the fullest extent permitted by applicable law; provided, however, that Proteon shall not be required to indemnify any officer or director in connection with any proceeding initiated by such person unless the proceeding was approved by the Proteon Board.

        Proteon's bylaws and certificate of incorporation include the right to advancement of expenses; provided, however, that if required by the DGCL, an advancement of expenses incurred by an indemnitee shall be made only upon delivery to Proteon of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such indemnitee is not entitled to indemnification for such expenses.

        Proteon's bylaws further provide that Proteon may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the advancement of expenses, to any employee or agent of the Company to the fullest extent of such rights granted to directors and officers.

Amendment of Certificate of Incorporation

  ArTara

        ArTara's certificate of incorporation, as amended, provides ArTara with the right to amend, alter, change or repeal any provision of its certificate of incorporation, as amended, in a manner prescribed by statue; provided that no modification or repeal of (i) Article EIGHTH of ArTara's certificate of incorporation, as amended (which pertains to personal liability of directors) shall adversely affect any right or protection of any director of ArTara existing at the time of such modification or repeal and (ii) Article NINTH of ArTara's certificate of incorporation, as amended (which pertains to indemnification of directors and officers) shall only be prospective and shall not adversely affect any right or protection of any director or officer of ArTara existing at the time of such modification or repeal.

  Proteon

        Proteon's certificate of incorporation provides that Proteon reserves the right to amend, alter, change or repeal any provision contained in the certificate of incorporation, in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation; provided that notwithstanding anything to the contrary contained in certificate of incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares of capital stock of Proteon entitled to vote with in the election of directors or class of directors, voting together as a single class (in addition to any separate class vote that may in the future be required pursuant to the terms of any outstanding preferred stock), shall be required to amend or repeal the provisions of Articles Four (which authorizes shares of capital stock and provides the rights and preferences of the common stock and preferred stock) (only to the extent it relates to the authority of the board of directors to issue shares of preferred stock in one or more series, the terms of which may be determined by the board of directors), Six (classification, removal, vacancies and number, of directors), Seven (amending bylaws), Eight (manner of stockholder consent and special meetings), Nine (amending the certificate of incorporation), Ten (limitation of personal liability of directors and indemnification) or Eleven (forum) of the certificate of incorporation or to reduce the numbers of authorized shares of common stock or preferred stock.

Amendment of Bylaws

  ArTara

        Under ArTara's certificate of incorporation, the ArTara Board is expressly authorized to adopt, amend or repeal ArTara's bylaws. ArTara's bylaws provide that the bylaws may be adopted , amended or repealed by vote of the holders of a majority of the shares then entitles to vote or by the stockholders' written consent, or by vote of its board of directors or by the directors' written consent.

  Proteon

        Proteon's certificate of incorporation provides that the board of directors shall have the power and authority to adopt, amend or repeal Proteon's bylaws, subject to the power of the stockholders of Proteon entitled to vote with respect thereto to make, alter, amend or repeal the bylaws; provided that with respect to the powers of stockholders entitled to vote with respect thereto to make, alter, amend or repeal the bylaws, in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares of capital stock of Proteon entitled to vote in the election of directors or class of directors, voting together as a single class, shall be required to make, alter, amend or repeal the bylaws of Proteon.

        Proteon's bylaws further provide that the bylaws may be altered, amended or repealed, or new bylaws may be adopted, by the board of directors at any regular or special meeting by the affirmative vote of a majority of all of the members of the board of directors, provided in the case of any special meeting at which all of the members of the board of directors are not present, that the notice of such meeting shall have stated that the amendment of the bylaws was one of the purposes of the meeting; but the bylaws and any amendment thereof, including the bylaws adopted by the board of directors, may be altered, amended or repealed and other bylaws may be adopted by the affirmative vote of holders of at least seventy-five percent (75%) of the outstanding shares of capital stock of Proteon entitled to vote in the election of directors or class of directors, voting together as a single class, provided, in the case of any special meeting, that notice of such proposed alteration, amendment, repeal or adoption is included in the notice of the meeting.

PRINCIPAL STOCKHOLDERS OF PROTEON

        The following table sets forth information relating to the beneficial ownership of Proteon's common stock, as of September 30, 2019, by:

  •
  each person, or group of affiliated persons, known by Proteon to beneficially own more than 5% of Proteon's outstanding shares of common stock;

  •
  each of Proteon's directors;

  •
  each of Proteon's named executive officers; and

  •
  all of Proteon's current directors and executive officers as a group.

        The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of September 30, 2019 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

        The percentage of shares beneficially owned is computed on the basis of 19,585,394 shares of Proteon's common stock outstanding as of September 30, 2019. Shares of Proteon's common stock that a person has the right to acquire within 60 days of September 30, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Proteon Therapeutics, Inc., 200 West Street, Waltham, MA 02451.

Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Abingworth Bioventures VI, LP., and related funds(1)	2,017,872	10.3%
Deerfield and related funds(2)	2,036,655	9.985%
Skyline Venture Partners Qualified Purchaser Fund IV, L.P.(3)	2,013,579	9.985
TVM Capital and related funds(4)	1,956,992	9.985
Pharmstandard International S.A.(5)	1,667,907	8.3
Intersouth Partners VI, L.P.(6)	1,300,433	6.5
Directors and Named Executive Officers:
Tim Noyes(7)	949,432	4.6
Hubert Birner, Ph.D.(8)	1,982,723	10.1
Garen Bohlin(9)	99,343	*
John G. Freund, M.D.(10)	2,017,510	9.985
Paul Hastings(11)	39,335	*
George A. Eldridge(12)	353,016	1.8
All executive officers and directors as a group (6 persons)(13)	5,441,059	25.2%

*
Indicates ownership of less than one percent.

(1)
Based solely on the Schedule 13D/A filed with the SEC on June 27, 2017 by Abingworth LLP, Abingworth LLP and Abingworth Bioventures VI LP ("ABV VI") have shared voting power and shared dispositive power with respect to 2,017,872 shares of Proteon's common stock. Abingworth Bioventures VI GP LP, a Scottish limited partnership, serves as the general partner of "ABV VI". Abingworth General Partner VI LLP, an English limited liability partnership, serves as the general partner of Abingworth Bioventures VI GP LP. ABV VI (acting by its general partner Abingworth Bioventures VI GP LP, acting by its general partner Abingworth General Partner VI LLP) has delegated to Abingworth LLP, an English limited liability partnership, all investment and dispositive power over the securities held by ABV VI. An investment committee of Abingworth LLP, comprised of Joseph Anderson, Michael F. Bigham, Stephen W. Bunting, Genghis Lloyd-Harris, and Tim Haines approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the securities held by ABV VI. Each of Abingworth Bioventures VI GP LP, Abingworth General Partner VI LLP, Joseph Anderson, Stephen W. Bunting, Genghis Lloyd-Harris, and Tim Haines disclaims beneficial ownership of the securities held by the ABV VI except to the extent of their proportionate pecuniary interest therein. ABV VI owns a total of 2,526 shares of Proteon's Series A Preferred Stock which are convertible at the option of the holder, subject to the 9.985% Cap, into 2,538,949 shares of common stock.

(2)
Based solely on the Schedule 13D/A filed with the SEC on December 14, 2017 (a) 877,799 shares of common stock are held by Deerfield Private Design Fund III, L.P., (b) 149,676 shares of common stock are held by Deerfield Special Situations Fund, L.P., (c) 197,424 shares of common stock are held by Deerfield Partners, L.P., (d) 794,612 shares of common stock issuable upon conversion of the Series A Preferred Stock held by Deerfield Private Design Fund IV, L.P. Deerfield Mgmt, L.P. is the general partner of each of Deerfield Special Situations Fund, L.P., and Deerfield Partners, L.P. (together with Deerfield Private Design Fund III, L.P. and Deerfield Private Design Fund IV, L.P., the "Deerfield Funds"). Deerfield Mgmt III, L.P. is the general partner of Deerfield Private Design Fund III, L.P. Deerfield Mgmt IV, L.P. is the general partner of Deerfield Private Design Fund IV, L.P. Deerfield Management Company, L.P. is the investment advisor of each of the Deerfield Funds. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P. and Deerfield Management Company, L.P. Deerfield Mgmt. L.P. may be deemed to beneficially own the shares held by Deerfield Special Situations Fund, L.P. and Deerfield Partners, L.P. Deerfield Mgmt III, L.P. may be deemed to beneficially own the shares held by Deerfield Private Design Fund III, L.P. Deerfield Mgmt IV, L.P. may be deemed to beneficially own the shares held by Deerfield Private Design Fund IV, L.P. Each of Deerfield Management Company, L.P. and Mr. Flynn may be deemed to beneficially own the shares held by the Deerfield Funds. Deerfield Private Design Fund IV, L.P. owns a total of 16,000 shares of Proteon's Series A Preferred Stock which are convertible at the option of the holder, subject to the 9.985% Cap, into 16,082,018 shares of common stock.

(3)
Based solely on the Schedule 13D filed with the SEC on November 3, 2014 by Skyline Venture Partners Qualified Purchaser Fund IV, L.P. ("SVPQP IV") and Skyline Venture Management IV, LLC ("SVM IV") and Proteon's internal records of the Series A Preferred Stock ownership, SVPQP IV, SVM IV, John G. Freund, M.D., Proteon's director, and Yasunori Kaneko have shared voting power and shared dispositive power with respect to (a) 1,432,930 shares of Proteon's common stock held by SVPQP IV and (b) 580,649 shares of common stock issuable upon conversion of the Series A Preferred Stock held by SVPQP IV. Each of John G. Freund, M.D., and Yasunori Kaneko are managing directors of SVPQP IV and share voting and dispositive power over the shares held by the SVPQP IV; however, they disclaim beneficial ownership of the shares held by SVPQP IV, except to the extent of their pecuniary interests therein. SVPQP IV owns a total of 1,054 shares of Proteon's Series A Preferred Stock which are convertible at the option of the holder, subject to the 9.985% Cap, into 1,059,403 shares of common stock.

(4)
Based solely on the Schedule 13D filed with the SEC on August 2, 2017 by TVM Life Science Ventures VI L.P., TVM Life Science Ventures VI L.P., TVM Life Science Ventures VI GmbH & Co. KG, TVM Life Science Ventures Management VI L.P., Helmut Schühsler, Stefan Fischer and Hubert Birner, Proteon's director, have shared voting power and shared dispositive power with respect to (a) 1,943,059 shares of Proteon's common stock and (b) 13,933 shares of common stock issuable upon conversion of the Series A Preferred Stock. Helmut Schühsler, Stefan Fischer and Hubert Birner, Ph.D., Proteon's director, are members of the investment committee of TVM Life Science Ventures VI Management Limited Partnership, a special limited partner of TVM Life Science Ventures VI GMBH & Co. KG and TVM Life Science Ventures VI LP with voting and dispositive power over the share held by those entities. TVM Life Science Venture VI Management Limited Partnership and these individuals each disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein. TVM Life Science Ventures VI L.P. and TVM Life Science Ventures VI GmbH & Co. KG own a total of 500 shares of Proteon's Series A Preferred Stock which are convertible at the option of the holder, subject to the 9.985% Cap, into 502,563 shares of common stock.

(5)
Based solely on the Schedule 13G filed with the SEC on February 12, 2015 by Pharmstandard International S.A. and Proteon's internal records of the Series A Preferred Stock ownership, Pharmstandard International S.A. and the joint stock company "Pharmstandard" ("JSC Pharmstandard") have shared voting power and shared dispositive power with respect to (a) 1,165,344 shares of Proteon's common stock held by Pharmstandard International S.A. and (b) 502,563 shares of common stock issuable upon conversion of the Series A Preferred Stock held by Pharmstandard International S.A. Pharmstandard International S.A. is a wholly owned subsidiary of JSC Pharmstandard. As the parent entity JSC Pharmstandard has voting and investment control over the shares of the Company held by Pharmstandard International S.A. Alexey Vinogradov is the representative of Pharmstandard International S.A. Each of JSC Pharmstandard and Mr. Alexey Vinogradov disclaims beneficial ownership of any such shares, except to the extent of its or his proportionate pecuniary interest therein.

(6)
Based solely on the Schedule 13G/A filed with the SEC on February 13, 2018 by Intersouth Partners VI, L.P., Intersouth Associates VI, LLC, the general partners of Intersouth Partners VI, L.P., Dennis J. Dougherty and Mitchell Mumma have shared voting and dispositive power with respect to 898,383 shares of Proteon's common stock held by Intersouth Partners VI, L.P. and (b) 402,050 shares of common stock issuable upon conversion of the Series A Preferred Stock held by Intersouth Partners VI, L.P. Dennis J. Dougherty and Mitchell Mumma are the managing partners of Intersouth Associates VI, LLC and each disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(7)
Consists of 949,432 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2019. Mr. Noyes agreed, pursuant to his Separation Agreement with Proteon, to terminate all of these options effective as of 11:59 p.m., Eastern Standard Time on September 30, 2019.

(8)
Consists of shares held by TVM. By virtue of the relationships described in footnote 4 above, Dr. Birner may be deemed to share beneficial ownership in the shares held by TVM. Dr. Birner disclaims beneficial ownership of the shares referred to in footnote 4 above. Includes 39,364 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2019.

(9)
Consists of (a) 53,312 shares of common stock and (b) 46,031 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2019.

(10)
Consists of shares held by Skyline. By virtue of the relationships described in footnote 3 above, Dr. Freund may be deemed to share beneficial ownership in the shares held by Skyline.

  Dr. Freund disclaims beneficial ownership of the shares referred to in footnote 3 above. Includes 39,364 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2019.

(11)
Consists of (a) 6,636 shares of common stock and (b) 32,699 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2019.

(12)
Consists of (a) 18,229 shares of common stock and (b) 334,787 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2019.

(13)
Consists of (a) 78,177 shares of common stock, (b) 580,649 shares of common stock issuable upon conversion of the Series A Preferred Stock and (c) 1,441,677 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2019.

PRINCIPAL STOCKHOLDERS OF ARTARA

        The following table sets forth information regarding beneficial ownership of ArTara's securities on an as-converted basis, as of September 30, 2019 by:

  •
  each person or group of affiliated persons known by ArTara to be the beneficial owner of more than 5% of its common stock;

  •
  each of ArTara's named executive officers;

  •
  each of ArTara's directors; and

  •
  all current executive officers and directors as a group.

        ArTara has determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of warrants or options held by the respective person or group that may be exercised within 60 days after September 30, 2019. For purposes of calculating each person's or group's percentage ownership, warrants and options exercisable within 60 days after September 30, 2019 are included for that person or group but not the warrants or options of any other person or group.

        Applicable percentage ownership is based on 13,774,317 shares of ArTara common stock outstanding at September 30, 2019.

        Unless otherwise indicated and subject to applicable community property laws, to ArTara's knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o ArTara Therapeutics, Inc., 1 Little West 12th Street, New York, New York, 10014.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Jesse Shefferman(1)	4,142,857	30.1%
Opaleye, L.P.(2)	4,076,602	29.6%
Randall Marshall, M.D.(3)	3,428,572	24.9%
DRW Venture Capital LLC(4)	857,142	6.2%
Directors and Executive Officers:
Luke Beshar(5)	36,977	*
Scott Braunstein, M.D.(6)	52,133	*
Julio Casoy, M.D.(7)	37,500	*
Roger Garceau, M.D.(8)	21,561	*
Jesse Shefferman(1)	4,142,857	30.1%
Michael Solomon, Ph.D.(9)	37,706	*
Jacqueline Zummo, Ph.D., MPH, MBA(10)	225,103	1.6%
ArTara's directors and executive officers as a group (7 persons)	4,553,837	33.1%

*
Represents beneficial ownership of less than 1%.

(1)
Mr. Shefferman is ArTara's co-founder and Chief Executive Officer. Includes 4,142,857 shares of common stock owned by Mr. Shefferman.

(2)
Includes 4,076,602 shares of common stock owned by Opaleye, L.P. Opaleye Management, Inc., Opaleye, L.P. and James Silverman have shared voting and investment power over the shares of common stock owned by Opaleye, L.P. The principal business address of Opaleye, L.P. is One Boston Place, 26th Floor, Boston, MA 02018.

(3)
Includes 3,428,572 shares of common stock owned by Dr. Marshall, M.D.

(4)
Includes 857,142 shares of common stock owned by DRW Venture Capital LLC. The principal business address of DRW Venture Capital LLC is 540 W. Madison Street, Suite 2500, Chicago, IL 60661. Donald R. Wilson, Jr. and David Nelson have shared voting and dispositive power with respect to the shares of ArTara's common stock held by DRW Venture Capital LLC.

(5)
Includes 36,977 shares of common stock that Mr. Beshar has the right to acquire from ArTara within 60 days of September 30, 2019 pursuant to the exercise of stock options.

(6)
Includes 52,133 shares of common stock that Dr. Braunstein has the right to acquire from ArTara within 60 days of September 30, 2019 pursuant to the exercise of stock options.

(7)
Includes 37,500 shares of common stock that Dr. Casoy has the right to acquire from ArTara within 60 days of September 30, 2019 pursuant to the exercise of stock options.

(8)
Includes 21,561 shares of common stock that Dr. Garceau has the right to acquire from ArTara within 60 days of September 30, 2019 pursuant to the exercise of stock options.

(9)
Includes 37,706 shares of common stock that Dr. Solomon has the right to acquire from ArTara within 60 days of September 30, 2019 pursuant to the exercise of stock options.

(10)
Includes 150,000 shares of common stock owned by Dr. Zummo and 75,103 shares of common stock that Dr. Zummo has the right to acquire from ArTara within 60 days of September 30, 2019 pursuant to the exercise of stock options.

 PRINCIPAL STOCKHOLDERS OF COMBINED COMPANY

        Except where specifically noted, the following information does not give effect to the Reverse Split described in Proteon's Proposal No. 1 of this Registration Statement.

        The following table and the related notes present certain information with respect to the beneficial ownership of the common stock of the combined company upon consummation of the Merger, assuming the closing of the Merger occurred on September 30, 2019, by:

  •
  each director and named executive officer of the combined company;

  •
  all of the combined company's directors and executive officers as a group; and

  •
  each person or group who is known to the management of ArTara or Proteon to become the beneficial owner of more than 5% of the common stock of the combined company upon the consummation of the Merger.

        Unless otherwise indicated in the footnotes to this table, ArTara and Proteon believe that each of the persons named in this table have sole voting and investment power with respect to the shares indicated as beneficially owned.

        The following table assumes an exchange ratio of 0.191196 and that the closing of the Merger occurred on September 30, 2019. Immediately prior to the Merger, Proteon will have 19,585,394 shares of common stock outstanding and ArTara will have 13,774,317 shares of common stock outstanding. Upon the closing of the Merger, the 19,585,394 shares of Proteon common stock will be reduced to 489,634 shares as a result of the Reverse Split and the 13,774,317 shares of ArTara common stock will be converted into the right to receive an aggregate of 2,633,594 shares of Proteon common stock, and, assuming no exercise of outstanding options to purchase shares of Proteon common stock prior to the closing of the Merger, there will be a total of approximately 3,123,228 shares of Proteon common stock outstanding upon the closing of the Merger, after giving effect to the Reverse Split but excluding the Private Placement.

        The following table does not give effect to the issuance of the securities pursuant to the Private Placement.

        The following table assumes a Reverse Split using a ratio at the midpoint of the range between 1-for-30 and 1-for-50, to be implemented prior to the closing of the Merger. Shares of Proteon's common stock that may be acquired by an individual or group within 60 days of September 30, 2019, pursuant to the exercise of options or warrants or conversion of Series A Preferred Stock, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of Proteon's common stock of any other person shown in the table. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Proteon Therapeutics, Inc., 200 West Street, Waltham, MA 02451.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Jesse Shefferman(1)	792,097	25.4%
Opaleye, L.P.(2)	779,429	25.0%
Randall Marshall, M.D.(3)	655,529	21.0%
Deerfield and related funds(4)	343,049	9.985%
Directors and Executive Officers:
Luke Beshar(5)	7,069	*
Scott Braunstein, M.D.(6)	9,967	*
Julio Casoy, M.D.(7)	7,169	*
Roger Garceau, M.D.(8)	4,122	*
Jesse Shefferman(1)	792,097	25.4%
Michael Solomon, Ph.D.(9)	7,209	*
Jacqueline Zummo, Ph.D., MPH, MBA(10)	43,038	1.4%
Combined company's directors and executive officers as a group (7 persons)(11)	870,671	27.4%

*
Represents beneficial ownership of less than 1%.

(1)
Mr. Shefferman is ArTara's co-founder and Chief Executive Officer. Includes 792,097 shares of common stock owned by Mr. Shefferman.

(2)
Includes 779,429 shares of common stock owned by Opaleye, L.P. Opaleye Management, Inc., Opaleye, L.P. and James Silverman have shared voting and investment power over the shares of common stock owned by Opaleye, L.P. The principal business address of Opaleye, L.P. is One Boston Place, 26th Floor, Boston, MA 02018.

(3)
Includes 655,529 shares of common stock owned by Dr. Marshall, M.D.

(4)
Based solely on the Schedule 13D/A filed with the SEC on December 14, 2017 (a) 21,945 shares of common stock are held by Deerfield Private Design Fund III, L.P., (b) 3,742 shares of common stock are held by Deerfield Special Situations Fund, L.P., (c) 4,935 shares of common stock are held by Deerfield Partners, L.P., (d) 312,427 shares of common stock issuable upon conversion of the Series A Preferred Stock held by Deerfield Private Design Fund IV, L.P. Deerfield Mgmt, L.P. is the general partner of each of Deerfield Special Situations Fund, L.P., and Deerfield Partners, L.P. (together with Deerfield Private Design Fund III, L.P. and Deerfield Private Design Fund IV, L.P., the "Deerfield Funds"). Deerfield Mgmt III, L.P. is the general partner of Deerfield Private Design Fund III, L.P. Deerfield Mgmt IV, L.P. is the general partner of Deerfield Private Design Fund IV, L.P. Deerfield Management Company, L.P. is the investment advisor of each of the Deerfield Funds. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P. and Deerfield Management Company, L.P. Deerfield Mgmt. L.P. may be deemed to beneficially own the shares held by Deerfield Special Situations Fund, L.P. and Deerfield Partners, L.P. Deerfield Mgmt III, L.P. may be deemed to beneficially own the shares held by Deerfield Private Design Fund III, L.P. Deerfield Mgmt IV, L.P. may be deemed to beneficially own the shares held by Deerfield Private Design Fund IV, L.P. Each of Deerfield Management Company, L.P. and Mr. Flynn may be deemed to beneficially own the shares held by the Deerfield Funds. Deerfield Private Design Fund IV, L.P. owns a total of 16,000 shares of Proteon's Series A Preferred Stock which are convertible at the option of the holder, subject to the 9.985% Cap, into 402,050 shares of common stock.

(5)
Includes 7,069 shares of common stock that Mr. Beshar has the right to acquire from the combined company within 60 days of September 30, 2019 pursuant to the exercise of stock options.

(6)
Includes 9,967 shares of common stock that Dr. Braunstein has the right to acquire from the combined company within 60 days of September 30, 2019 pursuant to the exercise of stock options.

(7)
Includes 7,169 shares of common stock that Dr. Casoy has the right to acquire from the combined company within 60 days of September 30, 2019 pursuant to the exercise of stock options.

(8)
Includes 4,122 shares of common stock that Dr. Garceau has the right to acquire from the combined company within 60 days of September 30, 2019 pursuant to the exercise of stock options.

(9)
Includes 7,209 shares of common stock that Dr. Solomon has the right to acquire from the combined company within 60 days of September 30, 2019 pursuant to the exercise of stock options.

(10)
Includes 28,679 shares of common stock owned by Dr. Zummo and 14,359 shares of common stock that Dr. Zummo has the right to acquire from the combined company within 60 days of September 30, 2019 pursuant to the exercise of stock options.

(11)
Consists of (a) 820,776 shares of common stock and (b) 49,895 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2019.

LEGAL MATTERS

        Morgan Lewis & Bockius LLP will pass upon the validity of the Proteon common stock offered by this proxy statement/prospectus. The material U.S. federal income tax consequences of the Merger will be passed upon for Proteon by Morgan Lewis & Bockius LLP and for ArTara by Cooley LLP.

EXPERTS

        The consolidated financial statements of Proteon Therapeutics, Inc. at December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, appearing in this proxy statement/prospectus/information statement and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of ArTara Therapeutics, Inc. as of December 31, 2018 and 2017 and for the year ended December 31, 2018 and for the period from June 2, 2017 (inception) through December 31, 2017 included in this proxy statement/prospectus/information statement have been audited by Marcum, LLP, an independent registered public accounting firm, as set forth in their report, thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of ArTara Therapeutics, Inc. to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere in this prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        Proteon has filed with the SEC the Registration Statement on Form S-4 (including exhibits, schedules, and amendments) under the Securities Act with respect to the shares of common stock offered by this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement is a part of the Registration Statement and constitutes a prospectus of Proteon, as well as a proxy statement of Proteon for its special meeting and an information statement for the purpose of ArTara for its written consent.

        This proxy statement/prospectus/information statement does not contain all the information set forth in the Registration Statement. For further information about Proteon and the shares of common stock to be registered in the Merger, you should refer to the Registration Statement. Statements contained in this proxy statement/prospectus/information statement relating to the contents of any contract, agreement or other document are not necessarily complete and are qualified in all respects by the complete text of the applicable contract, agreement or other document, a copy of which has been filed as an exhibit to the Registration Statement.

        Proteon is subject to the reporting and information requirements of the Exchange Act and, as a result, files, or will file, periodic reports, proxy statements and other information with the SEC. These periodic reports and other information are available for inspection and copying at the SEC's public reference room and the website of the SEC, in each case, referred to below. Proteon also maintains a website at http://www.proteontherapeutics.com and makes available free of charge through this website Proteon's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act. Proteon make these reports available through Proteon's website as soon as reasonably practicable after Proteon electronically files such reports with, or furnishes such reports to, the SEC. The information contained on, or that can be accessed through, Proteon's website is not a part of this proxy statement/prospectus/information statement.

        Proteon has supplied all information contained in this proxy statement/prospectus/information statement relating to Proteon and its business, and ArTara has supplied all information contained in this proxy statement/prospectus/information statement relating to ArTara and its business.

        If you would like to request documents from Proteon or ArTara, please send a request in writing or by telephone to either Proteon or ArTara at the following addresses:

Proteon Therapeutics, Inc. 200 West Street Waltham, MA 02451 (781) 890-0102 Attn: Investor Relations	ArTara Therapeutics, Inc. 1 Little W. 12th Street New York, NY 10014 (646) 844-0337 Attn: Secretary

        You may also request additional copies from Proteon's proxy solicitor using the following contact information:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Stockholders Call Toll-Free: 1-800-868-1390

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act requires Proteon's executive officers, directors and persons who beneficially own greater than 10% of a registered class of its equity securities to file certain reports with the SEC with respect to ownership and changes in ownership of the Proteon common stock and Proteon's other equity securities.

        To Proteon's knowledge, based solely on its review of the copies of such reports filed with the SEC, its officers, directors and greater than 10% stockholders timely complied with these Section 16(a) filing requirements during the fiscal year ended December 31, 2018.

Householding of Proxy Materials

        The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

        A number of brokers with account holders who are Proteon stockholders will be householding our proxy materials. A single proxy statement/prospectus/information statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus/information statement and annual disclosure documents, please notify your broker, direct your written request to Proteon Therapeutics, Inc. at our principal executive offices at 200 West Street, Waltham, MA 02451, Attention: Investor Relations. Stockholders who currently receive multiple copies of the proxy statement/prospectus/information statement and annual disclosure documents at their address and would like to request householding of their communications should contact their broker.

Stockholder Proposals

        Requirements for Stockholder Proposals to Be Considered for Inclusion in Proteon's Proxy Materials. Under Rule 14a-8 of the Exchange Act, to submit a proposal for inclusion in Proteon's Proxy Statement for the 2020 annual meeting, stockholder proposals must be received no later than close of business on Wednesday, December 21, 2019, by Proteon's Secretary at its principal executive offices at 200 West Street, Waltham, MA 02451.

        Requirements for Stockholder Proposals and Director Nominations at the 2020 Annual Meeting.    Proteon's bylaws provide that, for stockholder nominations to the Board or other business to be considered at the 2020 annual meeting, the stockholder must have given timely notice thereof in writing to the Secretary at Proteon Therapeutics, Inc., 200 West Street, Waltham, MA 02451 between February 20, 2020 and March 22, 2020 (assuming the date of Proteon's 2020 Annual Meeting is not so advanced or delayed as described in Proteon's bylaws). To be timely for the 2020 Annual Meeting, the stockholder's notice must be delivered to or mailed and received by Proteon not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the anniversary date of the previous year's annual meeting, except that if the annual meeting is scheduled more than 30 days before or 70 days after such anniversary date, Proteon must receive the notice not later than the close of business on the tenth day following the day on which Proteon first provides notice or public disclosure of the date of the meeting. Such notice must provide the information required by Section 2.12 of Proteon's bylaws with respect to each nomination or matter the stockholder proposes to bring before the 2018 Annual Meeting.

Stockholder Communication with the Proteon Board

        Stockholders may communicate with the Proteon Board, including the independent members of the Proteon Board, by sending a letter to Proteon Therapeutics, Inc., 200 West Street, Waltham, MA 02451, Attention: Corporate Secretary. Each such communication should set forth (1) the name and address of such stockholder, as they appear on Proteon's books and, if the shares of Proteon stock are held by a nominee, the name and address of the beneficial owner of such shares, and (2) the number of shares of Proteon's stock that are owned of record by such record holder and beneficially by such beneficial owner. The Corporate Secretary will review all communications from stockholders, but may, in his or her sole discretion, disregard any communication that he or she believes is not related to the duties and responsibilities of the Proteon Board. If deemed an appropriate communication, the Corporate Secretary will submit a stockholder communication to a chairman of a committee of the Proteon Board, or a particular director, as appropriate.

        The Proteon Board has also adopted internal policies and procedures, with the assistance of outside legal counsel, for responding to communications from Proteon's stockholders, including litigation demand letters (a "Litigation Demand"), which provide that:

  •
  any Litigation Demand is promptly forwarded to the independent Chairman of the Proteon Board and outside legal counsel;

  •
  investigations of any Litigation Demand will be directed and supervised by one or more disinterested and independent (i.e., non-management) members of the Proteon Board and such supervision will not be delegated to any member of Proteon's management team (though in appropriate cases members of management may otherwise assist an investigation);

  •
  the Proteon Board has standing authority to retain and be advised by disinterested and independent outside legal counsel and other advisers, as needed;

  •
  the Proteon Board may authorize a special demand review committee to investigate a Litigation Demand, which committee would ensure the preparation of a written record of the resolution creating the demand review committee, its purpose, composition, structure, duties, responsibilities and scope of authority; and

  •
  upon completion of its investigation, the Board will receive a recommendation from the independent and disinterested members of the Board who investigated the Litigation Demand and vote on whether to adopt that recommendation and inform the demanding stockholder accordingly.

        The Proteon Board's Litigation Demand policy notes that every Litigation Demand situation is unique and that flexibility is required in responding thereto. Failure to adhere to any of the particular processes above is not deemed a breach of any Board member's fiduciary duties.

Code of Business Conduct

        Proteon has adopted a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Proteon's Code of Business Conduct and Ethics is available on its website at www.proteontherapeutics.com under "Investors & Media" at "Corporate Governance" or by requesting a copy, free of charge, in writing from Proteon's Secretary at Proteon Therapeutics, Inc., 200 West Street, Waltham, MA 02451. Proteon intends to post on Proteon's website any amendment to, or waiver under, a provision of the Code of Business Conduct and Ethics that applies to certain of its executive officers within four business days following the date of such amendment or waiver.

        A copy of the Corporate Governance Guidelines may also be accessed free of charge by visiting the website at www.proteontherapeutics.com under "Investors & Media" at "Corporate Governance" or by requesting a copy from Proteon's Secretary at Proteon's principal executive offices above.

ARTARA THERAPEUTICS, INC. and SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

INTRODUCTION

        The unaudited pro forma condensed combined financial statements (which we refer to as the pro forma financial statements) combine the adjusted historical financial statements of ArTara and the historical financial statements of Proteon to illustrate the effect of the Merger.

        The following unaudited pro forma condensed combined financial information are being provided to aid you in your analysis of the financial aspects of the transactions.

  •
  The unaudited pro forma condensed combined balance sheet as of September 30, 2019, and the unaudited pro forma condensed combined statement of operations and comprehensive loss for the nine months ended September 30, 2019 and the year ended December 31, 2018 presented herein are based on the historical financial statements of ArTara and Proteon, adjusted to give effect to the proposed Merger. The pro forma assumptions and adjustments are described in the accompanying notes presented in the following pages.

  •
  After the closing of the Merger, the stockholders' equity of ArTara will be restated to give effect to the exchange of shares in the Merger and the historical results of operations of ArTara will be reflected as the results of operations of the combined company following the Merger.

  •
  The ArTara condensed consolidated balance sheet as of September 30, 2019 and condensed consolidated statement of operations for the nine months ended September 30, 2019 were derived from its unaudited condensed consolidated financial statements, included elsewhere in this proxy statement/prospectus/information statement. The consolidated statement of operations for year ended December 31, 2018 was derived from its audited consolidated financial statements, included elsewhere in this proxy statement/prospectus/information statement.

  •
  The Proteon condensed consolidated balance sheet as of September 30, 2019 and condensed consolidated statement of operations for the nine months ended September 30, 2019 were derived from its unaudited condensed consolidated financial statements, included elsewhere in this proxy statement/prospectus/information statement. The consolidated statement of operations and comprehensive loss for year ended December 31, 2018 was derived from its audited consolidated financial statements, included elsewhere in this proxy statement/prospectus/information statement.

        The historical financial statements have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results. These adjustments include estimates for the adjustment of and/or issuance of shares in connection with a reverse stock split for the Proteon shares, the shares issued to ArTara shareholders, the consummation of a private placement, conversion into common stock of the Proteon Series A Preferred Stock. Differences between these preliminary estimates and the final accounting will occur and could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company's future results of operations and financial position. The actual amounts recorded as of the completion of the Merger may differ from the information presented in these unaudited pro forma condensed combined financial statements as a result of the timing of completion of the Merger, issuances of common stock, options to purchase common stock and other changes in the Proteon or ArTara net assets that occur prior to the completion of the Merger, which could cause material differences in the information presented below.

        The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the Merger. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had ArTara and Proteon been a combined company during the specified period. The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the ArTara historical audited consolidated financial statements for the year ended December 31, 2018 and the unaudited condensed consolidated financial statements for the nine months ended September 30, 2019 included elsewhere in this proxy statement/prospectus/information statement and in conjunction with the Proteon historical audited consolidated financial statements for the year ended December 31, 2018 included in Proteon 10-K, filed with the SEC on March 13, 2019, and the unaudited condensed consolidated financial statements for the nine months ended September 30, 2019 included in Proteon 10-Q, filed with the SEC on October 31, 2019.

        The Merger has not been consummated as of the date of the preparation of these unaudited pro forma condensed combined financial statements and there can be no assurances that the Merger will be consummated. See "Risk Factors" for additional discussion of risk factors associated with the pro forma financial statements.

ARTARA THERAPEUTICS, INC. and SUBSIDIARY
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of September 30, 2019

			Pro forma merger adjustments				Pro forma as adjusted after the merger with Proteon
	Historical Proteon	Historical ArTara
			Debit	Note	Credit	Note
	Note 1	Note 2
ASSETS
Current assets:
Cash	$9,349,000	$1,699,000					$41,861,000
			$25,128,000	3	$6,299,000	6
			$13,634,000	4	$950,000	8
					$100,000	12
					$600,000	13
Restricted Cash	22,000	—			$22,000	6	$—
Prepaid expenses and other current assets	277,000	96,000			277,000	6	$96,000

Total current assets	9,648,000	1,795,000	38,762,000		8,248,000		41,957,000
Property, plant and equipment	—	429,000					429,000
Goodwill and intangible assets	—	—	7,533,000	7			7,533,000

Total assets	$9,648,000	$2,224,000	$46,295,000		$8,248,000		$49,919,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$394,000	$197,000					$147,000
			$394,000	6
			$50,000	13
Accrued expenses	1,219,000	1,742,000	1,219,000	6			$592,000
			600,000	8
			550,000	13

Total current liabilities	$1,613,000	$1,939,000	2,813,000		—		739,000

Stockholders' equity (deficit):
Common Stock and Exchangeble Common Stock	19,000	1,000					2,000
			1,000	10	2,000	4
			40,000	11	21,000	5
Series A convertible preferred stock	21,183,000	—	21,183,000	5			—
Series 1 Convertible preferred stock							—
Additional paid-in capital	210,683,000	10,547,000					59,891,000
			223,852,000	9	25,128,000	3
			4,985,000	6	13,632,000	4
					21,162,000	5
					1,000	10
					40,000	11
					2,000	9
					7,533,000	7
Accumulated deficit	(223,852,000)	(10,263,000)			223,852,000	9	(10,713,000)
			350,000	8
			100,000	12
Accumulated other comprehensive income (loss)	2,000	—	2,000	9			—

Total stockholders' equity (deficit)	8,035,000	285,000	250,513,000		291,373,000		49,180,000

Total liabilities and stockholders' equity (deficit)	$9,648,000	$2,224,000	$253,326,000		$291,373,000		$49,919,000

See footnotes to unaudited pro forma condensed combined financial statements

 ARTARA THERAPEUTICS, INC. and SUBSIDIARY
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

					Pro forma as adjusted after the merger with Proteon, private placement and conversion of series A
	Proteon	ArTara	Pro forma merger adjustments
	Historical for the year ended December 31, 2018	Historical for the year ended December 31, 2018
			Adjustment	Note
	Note A	Note B
Operating expenses:
General & Administrative	$9,524,000	$767,000	—		10,574,000
			283,000	D
Research & Development	11,848,000	3,479,000	79,000	D	15,506,000
			100,000	E

Loss from operations	$(21,372,000)	$(4,246,000)	$(462,000)		(26,080,000)

Other expense:
Investment income	436,000	—	—		436,000
Other income (expense), net	207,000	—	—		207,000

Total other expense	643,000	—	—		643,000

Net loss	$(20,729,000)	$(4,246,000)	(462,000)		(25,437,000)
Foreign currency translation adjustment	(1,000)	—	—		(1,000)
Unrealized gain (loss) from sale of investments	20,000	—	—		20,000

Comprehensive loss	$(20,710,000)	$(4,246,000)	$(462,000)		$(25,418,000)

Net loss and net loss attributable to common stockholders	$(20,729,000)	$(4,246,000)	$(462,000)		$(25,437,000)

Net loss per share attributable to common stockholders—basic and diluted	$(1.15)	$(0.38)			$(5.01)

Weighted Average Common Shares Outstanding used in net loss per share attributable to common stock holders—basic and diluted	18,102,219	11,203,467			5,077,857

			(9,306,198)	C
			(14,921,631)	C

See footnotes to unaudited pro forma condensed combined financial statements

 ARTARA THERAPEUTICS, INC. and SUBSIDIARY
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

	Proteon	ArTara
			Pro Forma Merger Adjustments
	Historical for the Nine Months Ended September 30, 2019	Historical for the Nine Months Ended September 30, 2019			Pro Forma as Adjusted After the Merger with Proteon
			Adjustment	Note
	Note AA	Note BB
Operating expenses:
General & Administrative	7,240,000	2,148,000	(1,356,000)	CC	8,186,000
			154,000	EE
Research & Development	6,374,000	3,163,000	(14,000)	EE	9,623,000
			100,000	FF

Loss from operations	(13,614,000)	(5,311,000)	1,116,000		(17,809,000)

Other expense:
Investment income	231,000	—	—		231,000
Other income (expense), net	1,000	—	—		1,000

Other expense	232,000	—	—		232,000

Net loss	(13,382,000)	(5,311,000)	1,116,000		(17,577,000)
Foreign currency translation adjustment	(3,000)	—			(3,000)

Comprehensive Loss	$(13,385,000)	$(5,311,000)	$1,116,000		$(17,580,000)
Net loss and net loss attributable to common stockholders	$(13,382,000)	$(5,311,000)	$1,116,000		$(17,577,000)

Net loss per share attributable to common stockholders—basic and diluted	$(0.69)	$(0.40)			$(3.04)

Weighted Average Common Shares Outstanding used in net loss per share attributable to common stock holders—basic and diluted	19,476,487	13,422,694			5,781,311

			(10,856,328)	DD
			(16,261,542)	DD

See footnotes to unaudited pro forma condensed combined financial statements

I.     Business Combination

Merger

        On September 23, 2019, Proteon, Merger Sub, and ArTara entered into the "Merger Agreement, pursuant to which Merger Sub will merge with and into ArTara, with ArTara surviving as a wholly owned subsidiary of Proteon (the "Merger"). Proteon common stock will be issued to the former ArTara stockholders at the Effective Time. In connection with the closing of the Merger, Proteon will change its name to "ArTara Therapeutics, Inc.," and ArTara is expected to change its name to "ArTara Subsidiary, Inc." References to the combined company in this proxy statement/prospectus/information statement are references to ArTara following the Merger transaction.

        Concurrently with the execution of the Merger Agreement, certain institutional investors (together, the "Investors") entered into a subscription agreement (the "Subscription Agreement") with Proteon, pursuant to which Proteon has agreed to issue in a private placement immediately after the Effective Time (the "Private Placement") (i) up to $27,200,000 of shares of Proteon's Series 1 Convertible Non-Voting Preferred Stock, par value $0.001 per share, at a purchase price equal to 1,000 times the Common Stock Purchase Price (as defined below) and (ii) up to $15,300,000 of shares of Proteon common stock, at a purchase price equal to (x) the Aggregate Valuation divided by the (y) the Post-Closing Proteon Shares (each of (x) and (y) as defined in the section titled "The Merger Agreement—Merger Consideration and Exchange Ratio—Exchange Ratio") (the "Common Stock Purchase Price"). The shares of Proteon will be issued pursuant to an exemption from securities laws and as an inducement for the Investors to participate in the Private Placement, Proteon and the Investors also executed a registration rights agreement for the provision of registration rights with respect to the registrable securities issued in the Private Placement, such that, following the Effective Time, the shares of such registrable securities would be registered for resale on a registration statement filed and declared effective by the U.S. Securities and Exchange Commission (the "SEC").

        Proteon and ArTara expect the Merger to be consummated by year end 2019, subject to satisfaction or waiver of certain conditions, including, among other things, receipt of the requisite approval of Proteon's and ArTara's stockholders, including approval by the Proteon common stockholders of (a)(i) the issuance of shares of Proteon capital stock pursuant to the Merger and the Private Placement, which shares collectively will represent (or be convertible into) more than 20% of the shares of Proteon common stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger and the Private Placement, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively, and (b) an amendment to Proteon's certificate of incorporation (i) to effect immediately prior to the closing of the Merger the Reverse Split at a ratio anywhere in the range between 1-for-30 and 1-for-50 (for purposes of this pro forma, we assumed a 1-for-40 reverse stock split, with the actual reverse stock split ratio to be mutually agreed upon by Proteon and ArTara prior to the effectiveness of the Merger) and (ii) to effect immediately after the consummation of the Private Placement the Series A Preferred Automatic Conversion. Concurrently with the execution of the Merger Agreement, Proteon delivered to ArTara the written consent of the holders of 92.7% of the shares of Proteon's Series A Preferred Stock outstanding as of September 23, 2019 approving the Series A Preferred Automatic Conversion.

        Immediately following the consummation of the Merger, the holders of ArTara capital stock (including the holders of any outstanding and unexercised options to purchase ArTara capital stock) immediately prior to the Merger are expected to hold approximately 73.39% of the fully diluted shares of Proteon common stock outstanding immediately following the Merger, and the holders of Proteon common stock immediately prior to the Merger are expected to hold approximately 26.61% of the fully diluted shares of Proteon common stock outstanding immediately following the Merger, in each case, after giving effect to the Series A Preferred Stock Automatic Conversion but without giving effect to the Private Placement. As currently anticipated and assuming a $42.5 million investment in the Private

Placement, after the consummation of the Merger and closing of the Private Placement, the outstanding equity of Proteon on a fully diluted basis will be held approximately as follows: holders of former ArTara capital stock are expected to hold approximately 28.67%; the Investors in the Private Placement are expected to hold approximately 60.93%; and holders of pre-Merger Proteon common stock are expected to hold approximately 10.39%.

Accounting for the Merger

        The merger will be accounted for using acquisition accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Under acquisition accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Proteon as of the effective time of the merger will be recorded at their respective fair values and added to those of ArTara. Any excess of purchase price over the fair values is recorded as goodwill. The consolidated financial statements of ArTara issued after the Merger would reflect these fair values and would not be restated retroactively to reflect the historical condensed consolidated financial position or results of operations of Proteon. From the date of the consummation of the merger, the historical consolidated financial statements of ArTara become the historical consolidated financial statements of the registrant. The pro forma adjustments are described in the accompanying notes presented on the following pages.

II.    Basis of Presentation

        Based on the terms of the Merger, the transaction will be treated as a reverse merger of ArTara in accordance with GAAP.

        The pro forma adjustments are preliminary and have been prepared to illustrate the estimated effect of the Merger. To the extent there are significant changes to the combined company's business prior to or following completion of the Merger, the assumptions set forth in the unaudited pro forma condensed combined financial statements could change significantly.

        The unaudited pro forma condensed combined balance sheet as of September 30, 2019, combines the historical condensed consolidated balance sheets of ArTara and Proteon as of September 30, 2019 as if the Merger had been completed on that date.

        The unaudited pro forma condensed combined statement of operations and comprehensive loss for the year ended December 31, 2018 combines the historical consolidated statements of operations and comprehensive loss of ArTara and Proteon for their respective periods and give pro forma effect to the Merger as if it had been completed on January 1, 2018.

        The unaudited pro forma condensed combined statement of operations and comprehensive loss for the nine months ended September 30, 2019 combines the historical condensed consolidated statements of operations and comprehensive loss of ArTara and Proteon for their respective periods and give pro forma effect to the Merger as if it had been completed on January 1, 2019.

        The unaudited pro forma condensed combined financial statements assume an exchange ratio of 0.191196 of Proteon common stock for each share of ArTara common stock. The exchange ratio gives effect to the Proteon a proposed and assumed reverse common stock split of 1-for-40. The exchange ratio, calculated pursuant to the formula set forth in the Merger Agreement, is intended to allocate to the former ArTara stockholders approximately 73.39% of the aggregate number of shares of Proteon's outstanding shares, and to the shareholders of Proteon as of immediately prior to the Merger approximately 26.61% of the aggregate number of shares of Proteon common stock. The exchange ratio is an estimate only and the final exchange ratio will be determined pursuant to the Merger Agreement and the timing of when the form S-4 is filed.

III.  Pro Forma Adjustments

The following Pro Forma Adjustments give effect to the Business Combination:

Pro Forma Condensed Combined Balance Sheet—As of September 30, 2019

Note 1	Derived from Proteon's unaudited condensed consolidated financial statements as of September 30, 2019, filed with the Securities and Exchange Commission (the "SEC") on October 31, 2019, included elsewhere in this proxy statement.
Note 2	Derived from ArTara's unaudited condensed consolidated financial statements as of September 30, 2019, included elsewhere in this proxy statement.

Pro forma adjustments:

Note 3	To record the issuance of 3,881 shares of Series 1 Convertible Non-Voting Preferred Stock in the Private Placement transaction for gross proceeds of $27,200,000 and net proceeds of $25,128,000 (includes $2,072,000 of issuance costs).

	Debit	Credit
Cash	$25,128,000
Series 1 Convertible Preferred Stock		—
Additional paid-in capital		25,128,000

Note 4	To record the issuance of 2,183,160 shares of Common Stock in the Private Placement transaction for gross proceeds of $15,300,000 and net proceeds of $13,634,000 (includes $1,666,000 of issuance costs).

	Debit	Credit
Cash	$13,634,000
Common Stock		2,000
Additional paid-in capital		13,632,000

Note 5	To record the conversion of 21,183 shares of Series A Convertible Preferred Stock into 21,771,032 shares of Proteon common stock immediately after the Private Placement.

	Debit	Credit
Series A Preferred Stock	$21,183,000
Common Stock		21,000
Additional paid-in capital		21,162,000

Note 6	To record the elimination of Proteon's balance sheet accounts and the settlement of severance and payment of merger expenses.

	Debit	Credit
Accounts payable	$394,000
Accrued expenses	1,219,000
Additional paid-in capital	4,985,000
Prepaid expenses		277,000
Cash		6,299,000
Restricted Cash		22,000

Note 7	To record goodwill and intangible assets, upon the business combination with Proteon. The components of the business combination accounting are presented below. The actual amounts recorded as of the completion of the Merger may differ from the information presented in these unaudited pro forma condensed combined financial statements.

Pro forma fair value of Proteon (estimated based upon the market capitalization of Proteon, consisting of 19,585,394 shares of common stock and 21,771,032 Proteon Series A Preferred presented as converted common shares at a closing price of $0.26 per share on November 4, 2019)	$10,583,000
Cash	3,050,000

Goodwill and intangible assets	7,533,000

	Debit	Credit
Goodwill and intangible assets	$7,533,000
Additional paid-in capital		7,533,000

Note 8	To record ArTara's payment of advisory, legal, accounting and other expenses related to the Merger.

	Debit	Credit
Accrued expenses	$600,000
Retained earnings	350,000
Cash		950,000

Note 9	To record the elimination of the accumulated deficit and accumulated other comprehensive income of Proteon.

	Debit	Credit
Additional paid-in capital	$223,852,000
Accumulated deficit		223,852,000
Accumulated other comprehensive income (loss)	2,000
Additional paid-in capital		2,000

Note 10	To record the pro forma effect of the adjustment for the Exchange Ratio (0.191196) which was a reduction of 11,140,723 shares at a par value of $0.0001 per share to arrive at a pro forma of 2,633,594 shares.

	Debit	Credit
Common Stock	$1,000
Additional paid-in capital		1,000

Note 11	To record the pro forma effect of the adjustment for the Reverse Split of Proteon shares (1:40) which was a reduction of 40,345,697 shares to arrive at a pro forma of 1,034,505 shares.

	Debit	Credit
Common Stock	$40,000
Additional paid-in capital		40,000

Note 12	To record the milestone payment to The Feinstein Institute for Medical Research in connection with the License Agreement and the Private Placement.

	Debit	Credit
Retained earnings	$100,000
Cash		100,000

Note 13	To record the milestone payment to Dr. Alan Buchman in connection with the Choline License Agreement and the Private Placement.

	Debit	Credit
Accounts payable	$50,000
Accrued expenses	550,000
Cash		600,000

Pro Forma Condensed Combined Statement of Operations—For the Year Ended of December 31, 2018

Note A	Derived from Proteon's audited consolidated financial statements for the year ended December 31, 2018, filed with the SEC on March 3, 2019, included elsewhere in this proxy statement.
Note B	Derived from ArTara's audited consolidated financial statements for the year ended December 31, 2018, included elsewhere in this proxy statement.

Pro forma adjustments:

Note C	To record the pro forma effect of the Merger on the weighted average shares outstanding as if the Merger was consummated on January 1, 2018.
Note D	To record the estimated change in aggregate compensation for the Company's executive officer and employee, which consists of $362,000 in salary compensation.
Note E	To record the milestone payment to The Feinstein Institute for Medical Research in connection with the License Agreement and the Private Placement.

Pro Forma Condensed Combined Statement of Operations—For the Year Nine Months Ended September 30, 2019

Note AA	Derived from Proteon's unaudited condensed consolidated financial statements for the nine-months ended September 30, 2019, filed with the SEC on October 31, 2019, included elsewhere in this proxy statement.
Note BB	Derived from ArTara's unaudited condensed consolidated financial statements for the nine-months ended September 30, 2019, included elsewhere in this proxy statement.

Pro forma adjustments:

Note CC	To record the decrease in General & Administrative expenses of $750,000 for ArTara and $606,000 for Proteon related to the merger.
Note DD	To record the pro forma effect of the merger on the weighted average shares outstanding as if the Merger was consummated on January 1, 2019.
Note EE	To record the estimated change in aggregate compensation for the Company's executive officer and employee, which consists of $140,000 in salary compensation.
Note FF	To record the milestone payment to The Feinstein Institute for Medical Research in connection with the License Agreement and the Private Placement.

IV.    Pro Forma Combined Earnings Per Share

        The pro forma combined weighted average share outstanding included in the calculation of basic and diluted pro forma combined earnings (loss) per share consists of the following:

Year Ended December 31, 2018
Historical Proteon weighted average shares	18,102,219
Historical ArTara weighted Average shares	11,203,467
Adjustment to ArTara weighted average shares due to Exchange Ratio (this represents a pro forma reduction of shares of for the Exchange Ratio of 11,140,723 shares, adjusted for the weighted average period that these shares were outstanding during the period)	(9,306,198)
Shares issued by Proteon for Exercised Stock Options	23,776
Shares issued to Proteon per Series A Conversion	21,771,032
Shares issued to ArTara per Private Placement	2,183,162
Adjustment to Proteon weighted average shares due to Proteon Reverse Split Ratio (this reverse split only applies to Proteon's pre-closing shares)	(38,899,601)

Pro forma weighted common shares, basic and diluted	5,077,857

Nine Months Ended September 30, 2019
Historical Proteon weighted average shares	19,476,487
Historical ArTara weighted Average shares	13,422,694
Adjustment to ArTara weighted average shares due to Exchange Ratio (this represents a pro forma reduction of shares of for the Exchange Ratio of 11,140,723 shares, adjusted for the weighted average period that these shares were outstanding during the period)s	(10,856,328)
Shares issued to Proteon per Converted Stock Options	23,776
Shares issued to Proteon per Series A Conversion	21,771,032
Shares issued to ArTara per Private Placement	2,183,162
Adjustment to Proteon weighted average shares due to Proteon Reverse Split Ratio (this reverse split only applies to Proteon's pre-closing shares)	(40,239,512)

Pro forma weighted common shares, basic and diluted	5,781,311

Proteon Therapeutics, Inc.
Index to the Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	PRTO K-2
Consolidated Balance Sheets at December 31, 2018 and 2017	PRTO K-3
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2018, 2017 and 2016	PRTO K-4
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2018, 2017 and 2016	PRTO K-5
Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016	PRTO K-6
Notes to Consolidated Financial Statements	PRTO K-7

Index to Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of September 30, 2019 and December 31, 2018	PRTO Q3-1
Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months ended September 30, 2019 and 2018	PRTO Q3-2
Condensed Consolidated Statements of Stockholders' Equity for the nine months ended September 30, 2019 and 2018	PRTO Q3-3
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2019 and 2018	PRTO Q3-4
Notes to Condensed Consolidated Financial Statements	PRTO Q3-5

PRTO K-1

Proteon Therapeutics, Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Proteon Therapeutics, Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Proteon Therapeutics, Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has limited financial resources, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2008.
Boston, Massachusetts
March 13, 2019

PRTO K-2

Proteon Therapeutics, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$19,371	$21,170
Available-for-sale investments	2,496	20,971
Prepaid expenses and other current assets	1,369	1,339

Total current assets	23,236	43,480
Property and equipment, net	263	259
Restricted cash	22	22
Other non-current assets	—	218

Total assets	$23,521	$43,979

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$441	$291
Accrued expenses	2,637	8,949

Total current liabilities	3,078	9,240

Total liabilities	3,078	9,240

Commitments and contingencies (Note 4)
Stockholders' equity:
Preferred stock, $0.001 par value per share; 10,000,000 shares authorized at December 31, 2018 and 2017:	—	—
Series A convertible preferred stock, 22,000 authorized, issued and outstanding at December 31, 2018 and 2017 respectively	21,523	21,523
Common stock, $0.001 par value, 100,000,000 shares authorized at December 31, 2018 and 2017; 19,243,651 and 17,674,729 shares issued and outstanding at December 31, 2018 and 2017, respectively	19	18
Additional paid-in capital	209,366	202,953
Accumulated deficit	(210,470)	(189,741)
Accumulated other comprehensive income (loss)	5	(14)

Total stockholders' equity	20,443	34,739

Total liabilities and stockholders' equity	$23,521	$43,979

See accompanying notes to these consolidated financial statements.

PRTO K-3

Proteon Therapeutics, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	Year Ended December 31,
	2018	2017	2016
Operating expenses:
Research and development	$11,848	$21,686	$18,869
General and administrative	9,524	8,676	9,836

Total operating expenses	21,372	30,362	28,705

Loss from operations	(21,372)	(30,362)	(28,705)
Other income:
Investment income	436	259	193
Other income (expense), net	207	139	(14)

Total other income	643	398	179

Net loss	$(20,729)	$(29,964)	$(28,526)

Foreign currency translation adjustment	$(1)	$6	$—
Unrealized gain (loss) on available-for-sale investments	20	(20)	11

Comprehensive loss	$(20,710)	$(29,978)	$(28,515)

Reconciliation of net loss to net loss attributable to common stockholders:
Net loss	$(20,729)	$(29,964)	$(28,526)
Accretion of convertible preferred stock to redemption value	—	(6,747)	—

Net loss attributable to common stockholders	$(20,729)	$(36,711)	$(28,526)

Net loss per share attributable to common stockholders—basic and diluted	$(1.15)	$(2.13)	$(1.72)

Weighted-average common shares outstanding used in net loss per share attributable to common stockholders—basic and diluted	18,102,219	17,274,326	16,561,799

Supplemental disclosure of stock-based compensation expense:
Included in operating expenses, above, are the following amounts for non-cash stock-based compensation expense:
Research and development	$1,142	$1,109	$1,114
General and administrative	2,287	2,118	2,229

Total	$3,429	$3,227	$3,343

See accompanying notes to these consolidated financial statements.

PRTO K-4

Proteon Therapeutics, Inc.

Statements of Stockholders' Equity

(in thousands, except share and per share data)

	Series A Convertible Preferred Stock		Common stock
							Accumulated Other Comprehensive Income (Loss)	Total Stockholders' (Deficit) Equity
				$0.001 Par Value	Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount	Shares
Balance at December 31, 2015	—	—	16,501,500	$16	$194,651	$(131,251)	$(11)	$63,405
Exercise of common stock options	—	—	97,521	1	196	—	—	197
Issuance of common stock upon ESPP purchase	—	—	4,538	—	11	—	—	11
Stock-based compensation expense	—	—	—	—	3,343	—	—	3,343
Unrealized gain on short term investments	—	—	—	—	—	—	11	11
Net loss	—	—	—	—	—	(28,526)	—	(28,526)

Balance at December 31, 2016	—	$—	16,603,559	$17	$198,201	$(159,777)	$—	$38,441
Issuance of Series A Convertible Preferred Stock, net of issuance costs	22,000	14,776	—	—	6,747	—	—	21,523
Accretion of Series A Convertible Preferred Stock	—	6,747	—	—	(6,747)	—	—	—
Exercise of common stock options	—	—	74,001	—	108	—	—	108
Issuance of common stock upon ESPP purchase	—	—	100,358	—	130	—	—	130
Issuance of common stock, net of issuance costs	—	—	896,811	1	1,287	—	—	1,288
Stock-based compensation expense	—	—	—	—	3,227	—	—	3,227
Other comprehensive loss	—	—	—	—	—	—	(14)	(14)
Net loss	—	—	—	—	—	(29,964)	—	(29,964)

Balance at December 31, 2017	22,000	$21,523	17,674,729	$18	$202,953	$(189,741)	$(14)	$34,739
Issuance of common stock upon ESPP purchase	—	—	74,343	—	132	—	—	132
Issuance of common stock, net of issuance costs	—	—	1,494,579	1	2,852	—	—	2,853
Stock-based compensation expense	—	—	—	—	3,429	—	—	3,429
Other comprehensive loss	—	—	—	—	—	—	19	19
Net loss	—	—	—	—	—	(20,729)	—	(20,729)

Balance at December 31, 2018	22,000	$21,523	19,243,651	$19	$209,366	$(210,470)	$5	$20,443

See accompanying notes to these consolidated financial statements.

PRTO K-5

Proteon Therapeutics, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2018	2017	2016
Operating activities
Net loss	$(20,729)	$(29,964)	$(28,526)
Reconciliation of net loss to net cash used in operating activities:
Depreciation	115	148	123
Amortization of premium/discount on available-for-sale securities	(51)	(2)	131
Unrealized loss on forward foreign currency contracts included in net income	—	—	(127)
Foreign currency remeasurement (loss)/gain	(25)	(173)	76
Stock-based compensation	3,429	3,227	3,343
Changes in:
Prepaid expenses and other assets	141	297	246
Interest receivable	49	(46)	(26)
Accounts payable and accrued expenses	(6,162)	4,161	1,073

Net cash used in operating activities	(23,233)	(22,352)	(23,687)

Investing activities
Purchases of available-for-sale investments	(15,443)	(32,942)	(39,756)
Proceeds from maturities of available-for-sale investments	31,990	16,878	59,943
Proceeds from sale of available-for-sale investments	1,999	—	—
Purchase of property and equipment	(119)	(35)	(271)

Net cash provided by (used in) investing activities	18,427	(16,099)	19,916

Financing activities
Proceeds from issuance of common stock, net of issuance costs	2,853	1,288	—
Proceeds from the issuance of Series A Convertible Preferred Stock, net of issuance costs	—	21,523	—
Proceeds from issuance of common stock under ESPP	132	130	11
Exercise of stock options	—	108	197

Net cash provided by financing activities	2,985	23,049	208

Effect of exchange rate changes on cash	22	180	(76)

Decrease in cash, cash equivalents and restricted cash	(1,799)	(15,222)	(3,639)
Cash, cash equivalents and restricted cash, beginning of period	21,192	36,414	40,045

Cash, cash equivalents and restricted cash, end of period	$19,393	$21,192	$36,406

Supplemental disclosure of non-cash investing and financing activities
Accretion of convertible preferred stock	$—	$6,747	$—

See accompanying notes to these consolidated financial statements.

PRTO K-6

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements

1. Organization and operations

The Company

        Proteon Therapeutics, Inc. (the "Company") is a late-stage biopharmaceutical company focused on the development of novel, first-in-class pharmaceuticals to address the medical needs of patients with kidney and vascular disease. The Company was formed in June 2001 and incorporated on March 24, 2006.

        The Company devotes substantially all of its efforts to product research and development, initial market development and raising capital. The Company has not generated any product revenue related to its primary business purpose to date and is subject to a number of risks similar to those of other development stage companies, including dependence on key individuals, competition from other companies, the need for development of commercially viable products and the need to obtain adequate additional financing to fund the development of its product candidates. The Company is also subject to a number of risks similar to other companies in the biotechnology industry, including regulatory approval of products, uncertainty of market acceptance of products, competition from therapeutic alternatives and larger companies, compliance with government regulations, protection of proprietary technology, dependence on third parties and product liability.

Liquidity and Going Concern

        As of December 31, 2018, the Company had cash, cash equivalents and available-for-sale investments of $21.9 million. The Company believes that its existing cash, cash equivalents and available-for-sale investments will be sufficient to fund operations and capital expenditures into the first quarter of 2020. The Company had an accumulated deficit of $210.5 million as of December 31, 2018.

        Based on these available cash resources, the Company does not have sufficient cash on hand to support current operations for at least the next twelve months from the date of filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2018. This condition raises substantial doubt about the Company's ability to continue as a going concern.

        The Company's plans to address this condition include pursuing one or more of the following options to secure additional funding, none of which can be guaranteed or are entirely within our control:

  •
  raise additional funding through the possible sale of additional shares of the Company's common stock, including public or private equity financings, and/or possible debt financings; and

  •
  use the worldwide commercial rights to vonapanitase currently held by the Company to establish partnerships for the development and commercialization of vonapanitase in all or parts of Europe and other countries outside of the United States to secure additional funding.

        There can be no assurance, however, that the Company will receive cash proceeds from any of these potential sources or to the extent cash proceeds are received those proceeds would be sufficient to support our current operating plan for at least the next twelve months from the date of filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

        Pursuant to the requirements of Accounting Standards Codification (ASC) 205-40, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial

PRTO K-7

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

1. Organization and operations (Continued)

statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management's plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company's ability to continue as a going concern. The mitigating effect of management's plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued.

        Under ASC 2015-40, the future receipt of potential funding from the Company's partners and other resources cannot be considered probable at this time because none of the Company's current plans have been finalized at the time of filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the implementation of any such plan is not probable of being effectively implemented as none of the plans are entirely within the Company's control. Accordingly, substantial doubt is deemed to exist about the Company's ability to continue as a going concern within one year after the date these financial statements are issued.

        The Company believes that its approximate $21.9 million in cash, cash equivalents and marketable securities at December 31, 2018, as described above, would allow it to fund its planned operations into the first quarter of 2020. This estimate assumes no equity financings, no debt financings and no funding from new partnership agreements. Accordingly, the timing and nature of activities contemplated for the remainder of 2019 and thereafter will be conducted subject to the availability of sufficient financial resources.

        If the Company is unable to obtain sufficient capital to continue to advance its programs, the Company would be forced to delay, reduce or eliminate its ongoing development and other activities.

        The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

At-The-Market Equity Offering Program

        On November 12, 2015, the Company filed a shelf registration statement on Form S-3 (the "Registration Statement"), and entered into a Sales Agreement with Cowen and Company, LLC (the "Sales Agreement") to establish an at-the-market ("ATM") equity offering program pursuant to which they are able, with the Company's authorization, to offer and sell up to $40 million of the Company's Common Stock at prevailing market prices from time to time. The Registration Statement became effective on January 12, 2016. The Company paid Cowen a commission equal to 3% of the gross proceeds of the sales price of all shares sold through it as sales agent under the Sales Agreement. The offering costs were offset against proceeds from the sale of common stock under this agreement. The Company filed a prospectus supplement on March 16, 2017 because the Company is currently subject to General Instruction I.B.6 of Form S-3, which limits the amounts that the Company may sell under the Registration Statement. The Company's ATM program was terminated effective as of February 7,

PRTO K-8

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

1. Organization and operations (Continued)

2019, when its new shelf registration statement on Form S-3, File No. 333-228865, was declared effective by the SEC. For the year ended December 31, 2017, the Company sold 896,811 shares of Common Stock under the Sales Agreement for aggregate gross proceeds of $1.4 million offset by total offering costs of $0.1 million. For the year ended December 31, 2018, the Company sold 1,494,579 shares of Common Stock under the Sales Agreement for aggregate gross proceeds of $3.0 million. For the year ended December 31, 2018, total offering costs of $46,000, were offset against the proceeds from the sale of common stock. The 1,494,579 shares of Common Stock sold under the ATM program during the year ended December 31, 2018 were all sold on September 25, 2018 to New Leaf Venture Partners LLC.

Series A Preferred Financing

        On June 22, 2017, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with a syndicate of current and new institutional investors, led by an affiliate of Deerfield Management Company, L.P., pursuant to which the Company agreed to issue and sell to the "Investors" an aggregate of 22,000 shares of the Company's Series A Convertible Preferred Stock, par value $0.001 per share (the "Transaction"), for a purchase price of $1,000 per share, or an aggregate gross purchase price of $22.0 million, all upon the terms and conditions set forth in the Purchase Agreement. The Company closed this Transaction on August 2, 2017 (see Note 7).

        On August 2, 2017, the Company entered into a registration rights agreement with the Investors (the "Registration Rights Agreement"). On August 3, 2017, in accordance with the Registration Rights Agreement, the Company filed a registration statement on Form S-3 to register the common stock issuable upon conversion of the Preferred Shares. The registration statement became effective on August 21, 2017.

2. Summary of Significant Accounting Policies

Basis of Presentation, Principles of Consolidation and Use of Estimates

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company's management evaluates its estimates, which include, but are not limited to, estimates related to stock-based compensation expense, clinical trial accruals and reported amounts of expenses during the reported period. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from those estimates or assumptions.

PRTO K-9

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Segment Information

        Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company and the Company's chief operating decision maker view the Company's operations and manage its business in one operating segment, which is the business of developing and commercializing vonapanitase for the treatment of renal and vascular disease. Currently, the Company operates in only one geographic segment.

Fair Value of Financial Instruments

        The Company's financial instruments consist of cash and cash equivalents, available-for-sale investments, forward foreign currency contracts (see Note 3), accounts payable, and accrued liabilities. The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. FASB ASC Topic 820, Fair Value Measurement and Disclosures, established a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the financial instrument based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the financial instrument and are developed based on the best information available under the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported or disclosed fair value of the financial instruments and is not a measure of the investment credit quality. Fair value measurements are classified and disclosed in one of the following three categories:

  Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

  Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

  Level 3—Valuations that require inputs that reflect the Company's own assumptions that are both significant to the fair value measurement and unobservable.

        To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

        Financial instruments measured at fair value on a recurring basis include cash equivalents, available-for-sale investments and forward foreign currency contracts (see Note 3). There have been no changes to the valuation methods utilized by the Company during the years ended December 31, 2018 and 2017. The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of financial instruments between levels during the years ended December 31, 2018 and 2017.

PRTO K-10

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), a new standard on revenue recognition providing a single, comprehensive revenue recognition model for all contracts with customers. The new revenue standard is based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard was effective beginning January 1, 2018, with early adoption permitted. The Company adopted ASU 2017-09 during the quarter ended March 31, 2018. The adoption did not have a material impact on the consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842): Amendments to FASB Codification ("ASU 2016-02"), which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. At the lease commencement date, the lessee must recognize a lease liability and right-of-use asset, which is initially measured at the present value of future lease payments. The Company will adopt this ASU and related amendments on January 1, 2019 and expects to elect certain practical expedients permitted under the transition guidance. Additionally, we will elect the optional transition method that allows for a cumulative-effect adjustment in the period of adoption and will not restate prior periods. The Company is substantially complete in assessing the transitional impact from adopting the standard. The Company currently estimates that the adoption of the new lease standard will have an immaterial impact on the consolidated financial statements.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"), which provides clarification regarding how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for annual and interim periods beginning after December 15, 2017, which required the Company to adopt these provisions in the first quarter of fiscal 2018 using a retrospective approach. The Company adopted ASU 2016-15 during the quarter ended March 31, 2018. The adoption did not have a material impact on the consolidated financial statements.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash requiring restricted cash and restricted cash equivalents to be included with cash and cash equivalents on the statement of cash flows when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company adopted this standard during the first quarter of 2018. Restricted cash is now included as a component of cash, cash equivalents, and restricted cash on the Company's unaudited condensed consolidated statement of cash flows. Restricted cash is recorded within other non-current assets in the accompanying unaudited condensed consolidated balance sheets. The Company adopted ASU 2016-18 during the quarter ended March 31, 2018. The inclusion of restricted cash increased the beginning balances of the unaudited consolidated statement of cash flows by $22,000 and $14,000 for the years ended December 31, 2018 and 2017, respectively. The ending balances were increased by $22,000 for both the years ended December 31, 2018 and 2017.

        In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting ("ASU 2017-09"), which clarifies when changes to the terms or

PRTO K-11

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

conditions of a share-based payment award must be accounted for as modifications. The new guidance will reduce diversity in practice and result in fewer changes to the terms of an award being accounted for as modifications. Under ASU 2017-09, an entity will not apply modification accounting to a share-based payment award if the award's fair value, vesting conditions and classification as an equity or liability instrument are the same immediately before and after the change. ASU 2017-09 will be applied prospectively to awards modified on or after the adoption date. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The Company adopted ASU 2017-09 during the quarter ended March 31, 2018. The adoption did not have a material impact on the consolidated financial statements.

        In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 aims to simplify the accounting for share-based payments to nonemployees by aligning it to the accounting for share based payments to employees including determining the fair value of the award on the date of grant and recognizing the stock-based compensation expense as of the respective vesting date. The new standard also requires companies to elect to either measure the awards to nonemployees over an estimated expected term or contractual term as well as elect to estimate forfeitures or account for forfeitures as incurred. ASU 2018-07 is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2018. The guidance will be effective for the Company on January 1, 2019. The Company is currently evaluating the impact of the new guidance on its condensed consolidated financial statements.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with maturities of 90 days or less from the purchase date to be cash equivalents. Cash and cash equivalents are held in depository and money market accounts and are reported at fair value.

Short-Term Investments

        The Company classifies its investments as available-for-sale and records such assets at estimated fair value in the consolidated balance sheets, with unrealized gains and losses, if any, reported as a component of other comprehensive income (loss) within the consolidated statements of operations and comprehensive loss and as a separate component of stockholders' equity (deficit). The Company invests its excess cash balances primarily in government debt securities and money market funds with strong credit ratings and maturities of less than one year. There have been no realized gains and losses for the years ended December 31, 2018, 2017 and 2016.

        At each balance sheet date, the Company assesses available-for-sale securities in an unrealized loss position to determine whether the unrealized loss is other-than-temporary. The Company considers factors including: the significance of the decline in value compared to the cost basis, underlying factors contributing to a decline in the prices of securities in a single asset class, the length of time the market value of the security has been less than its cost basis, the security's relative performance versus its peers, sector or asset class, expected market volatility and the market and economy in general. When the Company determines that a decline in the fair value below its cost basis is other-than-temporary, the Company recognizes an impairment loss in the year in which the other-than-temporary decline occurred. There have been no other-than-temporary declines in value of short-term investments for the

PRTO K-12

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

years ended December 31, 2018, 2017 and 2016, as it is more likely than not the Company will hold the securities until maturity or a recovery of the cost basis.

Concentrations of Credit Risk and Off-Balance Sheet Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents and short-term investments. The Company's cash and cash equivalents are held in accounts with financial institutions that management believes are creditworthy. The Company's investment policy includes guidelines on the quality of the institutions and financial instruments and defines allowable investments that the Company believes minimizes the exposure to concentration of credit risk. These amounts at times may exceed federally insured limits. The Company has not experienced any credit losses in such accounts and does not believe it is exposed to any significant credit risk on these funds. The Company has no financial instruments with off-balance sheet risk of loss.

Property and Equipment

        Property and equipment is stated at cost, less accumulated depreciation. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed to operations as incurred. When capitalizing assets for research and development purposes the Company evaluates whether an alternative future use of the asset exists; if not, such assets are expensed as research and development. Upon disposal, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the results of operations. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Asset	Estimated Useful Life (in years)
Computer equipment and software	3
Furniture, fixtures and other	5
Laboratory equipment	7

Research and Development Costs

        Research and development costs are charged to expense as incurred in performing research and development activities. The costs include employee compensation costs, facilities and overhead, clinical study and related clinical manufacturing costs, regulatory and other related costs. Nonrefundable advanced payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized. The capitalized amounts are expensed as the related goods are delivered or the services are performed.

Stock-Based Compensation Expense

        The Company accounts for its stock-based compensation awards to employees and directors in accordance with FASB ASC Topic 718, Compensation-Stock Compensation ("ASC 718"). ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the consolidated statements of operations and comprehensive loss based on their grant date fair values. Compensation expense related to awards to employees is

PRTO K-13

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

recognized on a straight-line basis based on the grant date fair value over the associated service period of the award, which is generally the vesting term. Share-based payments issued to non-employees are recorded at their fair values and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period in accordance with the provisions of ASC 718 and FASB ASC Topic 505, Equity and are expensed using an accelerated attribution model.

        The Company estimates the fair value of its stock options using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including (a) the expected stock price volatility, (b) the expected term of the award, (c) the risk-free interest rate, (d) expected dividends and (e) the estimated fair value of its Common Stock on the measurement date. Due to the lack of company specific historical and implied volatility data of its Common Stock, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. When selecting these public companies on which it has based its expected stock price volatility, the Company selected companies with comparable characteristics to it, including enterprise value, risk profiles, position within the industry and with historical share price information sufficient to meet the expected term of the stock based awards. The Company computes historical volatility data using the daily closing prices for the selected companies' shares during the equivalent period of the calculated expected term of the stock-based awards. During 2018 the Company began to estimate volatility by using a blend of our stock price history, for the length of time we have market data for our stock and the historical volatility of similar public companies for the expected term of each grant. The Company accounts for forfeitures as they occur. Due to the lack of Company specific historical option activity, the Company has estimated the expected term of its employee stock options using the "simplified" method, whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option. The expected term for non-employee awards is the remaining contractual term of the option. The risk-free interest rates are based on the U.S. Treasury securities with a maturity date commensurate with the expected term of the associated award. The Company has never paid and does not expect to pay dividends in the foreseeable future. Refer to Note 2, "Use of Estimates," for a discussion of the Company's estimated fair value of its Common Stock.

Income Taxes

        Income taxes are recorded in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC 740"), which provides for deferred taxes using an asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax reporting basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has evaluated available evidence and concluded that the Company may not realize the benefit of its deferred tax assets; therefore, a valuation allowance has been established for the full amount of the deferred tax assets.

        The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. As of December 31, 2018 and 2017, the

PRTO K-14

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Company did not have any significant uncertain tax positions. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. See Note 10 for further details.

Net Income (Loss) per Share Attributable to Common Stockholders

        Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing the net income attributable to common stockholders by the weighted-average number of common equivalent shares outstanding for the period, including any dilutive effect from outstanding stock options and warrants using the treasury stock method.

        The Company follows the two-class method when computing net income (loss) per share in periods when issued shares that meet the definition of participating securities are outstanding. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders when participating securities are outstanding, losses are not allocated to the participating securities. For purposes of calculating diluted net income per share attributable to common shareholders, preferred stock, stock options, warrants and convertible debt are considered common stock equivalents.

Comprehensive Loss

        Comprehensive loss consists of net income or loss and changes in equity during a period from transactions and other events and circumstances generated from non-owner sources. The Company's net loss equals comprehensive loss, net of any changes in the unrealized gains and losses of the Company's short-term investments, held as available-for-sale, and foreign currency translation for all periods presented.

Subsequent Events

        The Company considers events or transactions that occur after the balance sheet date but prior to the date the consolidated financial statements are available to be issued for potential recognition or disclosure in the financial statements. The Company has completed an evaluation of all subsequent events after the consolidated balance sheet date of December 31, 2018 to ensure that this filing includes appropriate disclosure of events both recognized in the consolidated financial statements as of December 31, 2018 and events which occurred subsequently but were not recognized in the consolidated financial statements.

PRTO K-15

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

3. Fair Value Measurements

        Below is a summary of assets and liabilities measured at fair value (in thousands):

	As of December 31, 2018
	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash equivalents	$18,353	$—	$—	$18,353
Government securities	2,496	—	—	2,496

Total	$20,849	$—	$—	$20,849

	As of December 31, 2017
	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash equivalents	$11,662	$—	$—	$11,662
Government securities	20,971	—	—	20,971

Total	$32,633	$—	$—	$32,633

        As of December 31, 2018, and 2017, the Company's cash equivalents consist principally of money market funds and government debt securities with original maturities of 90 days or less. Government securities consist principally of government debt securities and money market funds which are classified as available-for-sale.

        Available-for-sale securities at December 31, 2018 and 2017 consist of the following (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2018
Government securities
(Due within 1 year)	$2,496	$—	$—	$2,496

	$2,496	$—	$—	$2,496

December 31, 2017
Government securities
(Due within 1 year)	$20,991	$—	$(20)	$20,971

	$20,991	$—	$(20)	$20,971

PRTO K-16

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

4. Property and equipment, net

        Property and equipment, net consists of the following (in thousands):

	As of December 31,
	2018	2017
Computer equipment and software	$211	$192
Furniture, fixtures, and other	365	302
Laboratory equipment	514	477

	1,090	971
Accumulated depreciation	(827)	(712)

Property and equipment, net	$263	$259

        Depreciation expense for the years ended December 31, 2018, 2017 and 2016 was $0.1 million, $0.1 million, and $0.1 million, respectively.

5. Accrued Expenses

        Accrued expenses consist of the following (in thousands):

	As of December 31,
	2018	2017
Payroll and employee-related costs	$1,390	$1,318
Contracted service costs	968	7,218
Professional fees and other	279	413

Total	$2,637	$8,949

6. Commitments and Contingencies

Significant Contracts and Agreements

        In February 2002, the Company entered into an agreement to license certain intellectual property with Johns Hopkins University. The agreement calls for payments to be made by the Company upon the commencement of product sales, in the form of a royalty of 2.5% on net sales of the product. As of December 31, 2018 the Company has not commenced product sales and therefore has recognized no royalties on product sales.

Operating Leases

        The Company has various non-cancellable operating leases for facilities and office equipment that expire at various dates through 2019. In August 2017, the Company entered into an Amendment (the "Lease Amendment") to the existing Lease Agreement dated July 13, 2009 (the "Lease Agreement"), with Boston Properties Limited Partnership ("Lessor") pursuant to which the Company has agreed to (i) extend the term of the lease for a period of fifteen (15) months from June 30, 2018 until September 30, 2019 and (ii) increase the Company's office space under the Lease Agreement by 2,552 square feet of additional property for a total of approximately 7,500 square feet of property (the

PRTO K-17

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

6. Commitments and Contingencies (Continued)

"Leased Property"). The Leased Property is located at 200 West St., Waltham, Massachusetts. In addition, the Company has the option to extend the term of the Lease Agreement for an additional one-year period upon the Company's written notice to the Lessor at least six months prior to the expiration of the term. Rental expense was $0.3 million, $0.2 million and $0.2 million for the years ended December 31, 2018, 2017 and 2016, respectively.

        Future minimum payments required under operating leases as of December 31, 2018 are summarized as follows (in thousands):

Year Ending December 31:	Amount
2019	$87
Total minimum lease payments	$207

        In addition to the base rent, the Company is also responsible for its share of operating expenses and real estate taxes, in accordance with the terms of the lease agreement. As of December 31, 2018, the Company has provided a security deposit in the amount of $22,000 to the lessor.

Restricted cash related to facilities leases

        At December 31, 2018 and 2017, the Company had $22,000, respectively, in an outstanding letter of credit to be used as collateral for leased premises. At December 31, 2018 and 2017, the Company pledged an aggregate of $22,000, to the bank as collateral for the letter of credit, which is included in other non-current assets.

7. Series A Preferred Financing

        On August 2, 2017, the Company issued and sold 22,000 shares of the Company's Series A Convertible Preferred Stock, par value of $0.001 per share (the "Series A Preferred"), for a purchase price of $1,000 per share, or aggregate purchase price and gross proceeds of $22.0 million, all upon the terms and conditions set forth in the Securities Purchase Agreement dated as of June 22, 2017. The Company incurred $0.5 million of issuance costs in connection with the transaction. Each share of Series A Preferred is convertible into approximately 1,005 shares of the Company's Common Stock at a conversion price of $0.9949 per share, in each case subject to adjustment for any stock splits, stock dividends and similar events, provided that any conversion of Series A Preferred by a holder into shares of Common Stock is prohibited if, as a result of such conversion, the holder, together with its affiliates and any other person or entity whose beneficial ownership of the Company's Common Stock would be aggregated with such holder's for purposes of Section 13(d) of the Exchange Act would beneficially own more than 9.985% of the total number of shares of Common Stock issued and outstanding after giving effect to such conversion. At December 31, 2018 and 2017, the Company had 22,000 shares of Series A Convertible Preferred Stock authorized.

        Upon issuance, each share of Series A Preferred included an embedded beneficial conversion feature as the market price of the Company's Common Stock on the date of issuance of the Series A Preferred was $1.30 per share. As a result, the Company recorded the intrinsic value of the beneficial conversion feature of $6.7 million as a discount on the Series A Preferred at issuance. As the Series A Preferred is immediately convertible upon issuance and does not include a stated redemption date, the discount on the Series A Preferred was immediately accreted.

PRTO K-18

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

7. Series A Preferred Financing (Continued)

        The Company evaluated the Series A Preferred for liability or equity classification in accordance with the provisions of ASC 480, Distinguishing Liabilities from Equity, and determined that equity treatment was appropriate because the Series A Preferred did not meet the definition of the liability instruments defined thereunder for convertible instruments. Specifically, the Series A Preferred are not mandatorily redeemable and do not embody an obligation to buy back the shares outside of the Company's control in a manner that could require the transfer of assets. Additionally, the Company determined that the Series A Preferred would be recorded as permanent equity, not temporary equity, based on the guidance of ASC 480 given that there is no scenario where the holders of equally and more subordinated equity of the entity would not be entitled to also receive the same form of consideration upon the occurrence of the event that gives rise to the redemption.

Dividends

        Holders of the Series A Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors.
Liquidation Preference

        Holders of the Series A Preferred Stock have preference in the event of a liquidation or dissolution of the Company equal to $0.001 per share, plus any declared dividends.

        Thereafter, the Holders of the shares of Series A Preferred Stock shall share ratably in any distributions and payments of any remaining assets of the Company, on an as converted basis, with the holders of Common Stock.

Voting Rights

        Except for matters with specific voting rights as provided in the Series A Preferred Stock Purchase Agreement, the Holders of shares of Series A Preferred Stock have no voting rights.

8. Common Stock

General

        At December 31, 2018, the Company has 100,000,000 shares of Common Stock authorized for issuance, $0.001 par value per share, of which 19,243,651 shares were issued and outstanding.

Reserved for Future Issuance

        The Company has the following shares of Common Stock reserved for future issuance:

	December 31, 2018	December 31, 2017
Conversion of Series A Preferred Stock	22,112,775	22,112,775
Stock-based compensation awards	5,163,957	3,572,457
Employee Stock Purchase Plan	118,120	192,463

Total	27,394,852	25,877,695

PRTO K-19

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

9. Stock-based Compensation

        On August 21, 2014, the Company's Board of Directors superseded the 2006 Equity Incentive Plan (the "2006 Plan") with the 2014 Equity Incentive Plan (the "2014 Plan"), and the 2014 Employee Stock Purchase Plan (the "2014 ESPP"). On October 3, 2014, the stockholders approved these plans. The stockholders also approved an amendment to the 2014 Plan on July 31, 2017.

        The Plans provide for the grant of incentive and non-statutory stock options, stock appreciation rights, restricted stock and stock unit awards, performance units, stock grants and qualified performance-based awards. Under the 2006 Plan, no new stock compensation awards will be granted subsequent to the completion of the Company's IPO. The Company initially reserved 704,000 shares of Common Stock for issuance under the 2014 Plan. The 2014 Plan provides that the number of shares reserved and available for issuance under the 2014 Plan will automatically increase each January 1, beginning January 1, 2015 by four percent of the outstanding shares of Common Stock on the immediately preceding December 31 or such lesser number of shares as determined by the Company's Board of Directors prior to each such January 1st.

        Terms of the stock awards, including vesting requirements, are determined by the Board of Directors, subject to the provisions of the Plans. Options granted by the Company typically vest over three to four years. Certain awards provide for accelerated vesting if there is a change in control as defined in the Plans. Stock options outstanding under the 2006 Plan are exercisable from the date of grant for a period of ten years. Stock options granted under the 2014 Plan are exercisable only upon vesting. For options granted to date, the exercise price equaled the fair value of the Common Stock as determined by the Board of Directors on the date of grant.

Stock-based compensation expense

        Total stock-based compensation expense is recognized for stock options granted to employees and non-employees and has been reported in the Company's consolidated statements of operations as follows (in thousands):

	Year Ended December 31,
	2018	2017	2016
Research and development	$1,142	$1,109	$1,114
General and administrative	2,287	2,118	2,229

Total	$3,429	$3,227	$3,343

        The Company estimates the fair value of each employee stock award on the grant date using the Black-Scholes option-pricing model based on the following assumptions regarding the fair value of the underlying Common Stock on each measurement date:

	Year Ended December 31,
	2018	2017	2016
Weighted average expected volatility	93.5%	94.5%	84.4%
Expected term (in years)	6.07	6.06	6.05
Risk free interest rate	2.55%	2.09%	1.45%
Expected dividend yield	0%	0%	0%

PRTO K-20

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

9. Stock-based Compensation (Continued)

        Stock options issued to non-employees are accounted for using the fair value method of accounting; they are periodically revalued as the options vest and are recognized as expense over the related service period. The total expense related to all options granted to non-employees was $0 for the years ended December 31, 2018, 2017 and 2016.

Stock Options

        The following table summarizes stock option activity for employees and non-employees (intrinsic value in thousands):

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2017	2,681,072	$7.18	6.8	$121
Granted	2,041,600	$2.61
Exercised	—
Forfeited	(83,433)	$5.82
Expired	(42,013)	$13.30

Outstanding at December 31, 2018	4,597,226	$5.12	7.4	$404

Exercisable at December 31, 2018	2,067,356	$7.57	5.7	$241

Vested or expected to vest at December 31, 2018(1)	4,597,226	$5.12	7.4	$404

(1)
Represents the number of vested options at December 31, 2018 plus the number of unvested options expected to vest based on the unvested options outstanding at December 31, 2018.

        During the year ended December 31, 2018, the Company granted stock options to purchase an aggregate of 2,041,600 shares of its Common Stock with a weighted-average grant date fair value of $2.61. During the year ended December 31, 2017, the Company granted stock options to purchase an aggregate of 719,337 shares of its Common Stock with a weighted-average grant date fair value of $1.99. During the year ended December 31, 2016, the Company granted stock options to purchase an aggregate of 132,495 shares of its Common Stock with a weighted-average exercise price of $7.11 and a weighted-average grant date fair value of $5.08.

        The total intrinsic value of options exercised in the years ended December 31, 2018 and 2017 was $0 and $27,000 respectively. As of December 31, 2018, and 2017 there was $4.6 million and $4.2 million, respectively of total unrecognized compensation cost related to employee non-vested stock options. The total unrecognized compensation cost for employee awards will be adjusted for future forfeitures. The Company expects to recognize its remaining stock-based compensation expense over a weighted-average period of 2.40 years.

Employee Stock Purchase Plan

        The 2014 Employee Stock Purchase Plan ("ESPP") initially authorized the issuance of up to 140,500 shares of Common Stock. The number of shares increases each January 1, commencing on January 1, 2015 and ending on (and including) January 1, 2024, by an amount equal to the lesser of one percent of the outstanding shares as of the end of the immediately preceding fiscal year, 281,000

PRTO K-21

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

9. Stock-based Compensation (Continued)

shares or any lower amount determined by the Company's Board of Directors prior to each such January 1st. The Company's Board of Directors determined there was to be no increase on January 1, 2018. As of December 31, 2018, the 2014 ESPP authorized the issuance of up to 304,991 shares of Common Stock. The seventh offering under the 2014 ESPP began on January 1, 2018 and ended on June 30, 2018 and the eighth offering began on July 1, 2018 and ended on December 31, 2018. During the years ended December 31, 2018 and 2017, 74,343 and 100,358 shares, respectively, were issued under the 2014 ESPP. The Company incurred $0.1 million in stock-based compensation expense related to the 2014 ESPP for the years ended December 31, 2018, 2017, and 2016.

10. Income Taxes

        The components of loss from operations before income taxes are as follows (in thousands):

	Year Ended December 31,
	2018	2017	2016
Domestic	$(17,855)	$(24,803)	$(15,860)
Foreign	(2,874)	(5,161)	(12,666)

Total	$(20,729)	$(29,964)	$(28,526)

        For the years ended December 31, 2018, 2017, 2016, the Company has not recorded a provision for federal or state income taxes as it has had net operating losses since inception.

        A reconciliation of income taxes computed using the U.S. federal statutory rate to that reflected in operations is as follows (in thousands):

	Year Ended December 31,
	2018	2017	2016
Income tax benefit computed at federal statutory tax rate	$(4,348)	$(10,186)	$(9,696)
Permanent differences	6	4	430
Stock compensation—permanent items	325	689	—
R&D credit—permanent items	—	1,751	1,437
State income taxes, net of federal benefit	(958)	(853)	(498)
Tax credits	(1,466)	(5,495)	(4,846)
Change in valuation allowance	5,409	(54,319)	8,804
Foreign rate differential	602	1,752	4,304
Rate change	—	2,202	—
382 limitation	—	64,975	—
Other	430	(520)	65

Total	—	—	—

PRTO K-22

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

10. Income Taxes (Continued)

        The significant components of the Company's deferred tax assets are as follows (in thousands):

	Year Ended December 31,
	2018	2017	2016
Deferred tax assets:
Net operating loss carryforwards	$6,742	$2,651	$37,237
Federal and state tax credits	3,122	2,244	21,223
Accrued expenses	411	399	544
Patents	132	191	360
Stock-based compensation	1,782	1,262	1,353
Other	169	202	321

Total deferred tax assets	12,358	6,949	61,038
Valuation allowance	(12,358)	(6,949)	(61,038)

Net deferred assets	$—	$—	$—

        Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Based on the Company's history of operating losses, management of the Company has concluded that it is more likely than not that the benefit of its deferred tax assets will not be realized. Accordingly, the Company has provided a full valuation allowance for deferred tax assets as of December 31, 2018, 2017, and 2016.

        On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act tax reform legislation. This legislation makes significant changes in U.S. tax law including a reduction in the corporate tax rates, changes to net operating loss "NOL" carryforwards and carrybacks, and a repeal of the corporate alternative minimum tax. The legislation reduced the U.S. corporate tax rate from the current rate of 34% to 21%. As a result of the enacted law, the Company was required to revalue deferred tax assets and liabilities at the enacted rate. This revaluation resulted in a decrease in net deferred tax asset of $2.2 million and a corresponding reduction in the valuation allowance against these assets. There is no impact to income tax expense. The other provisions of the Tax Cuts and Jobs Act did not have a material impact on the 2017 or 2018 consolidated financial statements.

        The Company's preliminary estimate of the TCJA and the remeasurement of its deferred tax assets and liabilities is subject to the finalization of management's analysis related to certain matters, such as developing interpretations of the provisions of the TCJA, changes to certain estimates and the filing of our tax returns. U.S. Treasury regulations, administrative interpretations or court decisions interpreting the TJCA may require further adjustments and changes in our estimates. The Company completed the analysis of the 2017 Tax Act during the fourth quarter of 2018 and had no material changes to the original analysis.

        Net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service (the "IRS") and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50% as defined under Sections 382 and 383 in the Internal Revenue Code. This could substantially limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the

PRTO K-23

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

10. Income Taxes (Continued)

Company's value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. On August 2, 2017, the Company completed a financing transaction for $22.0 million. As a result of this transaction, the company performed a study to review the application of IRC §382 and §383 to the Company. It was determined there was an ownership change as of the date of this financing and the Company's NOLs generated prior to August 2, 2017 would be fully limited. Therefore, the NOLs and credits generated prior to August 2, 2017 have been written down to zero. This represents a decrease in Federal NOLs of approximately $107.3 million ($34.1 million tax effected) and a decrease in federal credits of $23.8 million. State NOLs and credits were also fully limited as a result of this ownership change. The state NOLs were reduced by approximately $5.0 million and credits were reduced by $2.1 million.

        As a result of current year activity, the valuation allowance increased by approximately $5.4 million during the year ended December 31, 2018. This was due primarily to the addition of Orphan Drug Tax credits and the generation of net operating losses. In the year ended December 31, 2017, the valuation allowance had an increase of approximately $13.1 million. However, this increase was offset by a reduction of $65.0 million due to the aforementioned §382 limitation and a reduction of $2.2 million due to the change in tax rate. Therefore, there was an overall decrease to the valuation allowance $54.1 million. The valuation allowance increased by approximately $8.8 million during the year ended December 31, 2016, due primarily to the addition of Orphan Drug Tax credits and the generation of net operating losses.

        Subject to the limitations described below, as of December 31, 2018, 2017, and 2016, the Company has net operating loss carryforwards of approximately $25.7 million, $10.6 million, and $0.0 million, respectively, to offset future federal taxable income. The pre-2018 federal net operating loss carryforwards expire at various dates through 2037. Federal net operating loss carryforwards generated in 2018 and forward will have an unlimited carryforward period as part of the Tax Cuts and Jobs Act. The indefinite lived net operating loss carryforwards as of December 31, 2018 are approximately $14.7 million. As of December 31, 2018, 2017, and 2016, the Company has state net operating loss carryforwards of approximately $21.5 million, $6.8 million, and $0.0 million, respectively, to offset future state taxable income, which will expire at various times between 2037 and 2038. As of December 31, 2018, 2017 and 2016, the Company has tax credit carryforwards of approximately $3.1 million, $2.3 million and $0.0 million, respectively, to offset future federal and state income taxes, which will expire at various times between 2037 and 2038.

        The Company had no unrecognized tax benefits or related interest and penalties accrued during the years ended December 31, 2018, 2017, and 2016. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense.

        The Company is subject to U.S. federal income tax and primarily Massachusetts state income tax. The statute of limitations for assessment by the IRS and state tax authorities is open for tax years ending December 31, 2015 through 2018, although carryforward attributes that were generated prior to tax year 2015 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. Currently, no federal or state income tax returns are under examination by the respective taxing authorities.

PRTO K-24

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Net Loss per Share Attributable to Common Stockholders

        As described in Note 2, Summary of Significant Accounting Policies, the Company computes basic and diluted loss per share using a methodology that gives effect to the impact of outstanding participating securities (the "two-class method"). As the years ended December 31, 2018, 2017 and 2016 resulted in net losses, there is no income allocation required under the two-class method or dilution attributed to weighted-average shares outstanding in the calculation of diluted loss per share. In 2017 the net loss applicable to Common Stock did not equal net loss due to the accretion of the beneficial conversion feature of Preferred Stock in the amount of $6.7 million. The beneficial conversion feature was initially recorded as a discount on the Preferred Stock with a corresponding amount recorded to Additional Paid-in Capital. The discount on the preferred stock was then immediately written off as a deemed dividend as the Preferred Stock does not have a stated redemption date and is immediately convertible at the option of the holder.

        The following Common Stock equivalents, presented on an as converted basis, were excluded from the calculation of net loss per share for the periods presented, due to their anti-dilutive effect:

	Year Ended December 31,
	2018	2017	2016
Outstanding stock options	4,597,226	2,681,072	2,166,254
Convertible preferred stock	22,112,775	22,112,775	—

	26,710,001	24,793,847	2,166,254

12. Quarterly Financial Information (unaudited, in thousands, except share and per share data)

        The following table contains selected quarterly financial information from 2018 and 2017. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair statement of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Operating expenses	$6,365	$5,000	$4,622	$5,385
Net loss attributable to common stockholders	(6,081)	(4,879)	(4,510)	(5,259)
Net loss per share attributable to common stockholders:
Basic and Diluted	$(0.34)	$(0.28)	$(0.25)	$(0.27)
Weighted-average common shares outstanding used in net loss per share attributable to common stockholders:
Basic and Diluted	17,674,729	17,674,729	17,824,186	19,221,292

PRTO K-25

Proteon Therapeutics, Inc.

Notes to Consolidated Financial Statements (Continued)

12. Quarterly Financial Information (unaudited, in thousands, except share and per share data) (Continued)

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Operating expenses	$6,480	$5,986	$12,306	$5,590
Net loss attributable to common stockholders	(6,498)	(5,608)	(19,054)	(5,551)
Net loss per share attributable to common stockholders:
Basic and Diluted	$(0.39)	$(0.33)	$(1.08)	$(0.33)
Weighted-average common shares outstanding used in net loss per share attributable to common stockholders:
Basic and Diluted	16,636,201	17,207,672	17,619,418 (b)	17,619,418

(a)
The amounts were computed independently for each quarter, and the sum of the quarters may not total the annual amounts.

(b)
Adjusted to correct an immaterial error in the weighted-average share calculation in the Company's Form 10-Q as of September 30, 2017.

PRTO K-26

PART I—FINANCIAL INFORMATION

Item 1.    Financial Statements

Proteon Therapeutics, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share data)

(Unaudited)

	September 30,	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$9,349	$19,371
Restricted cash	22	—
Available-for-sale investments	—	2,496
Prepaid expenses and other current assets	277	1,369

Total current assets	9,648	23,236
Property and equipment, net	—	263
Restricted cash	—	22

Total assets	$9,648	$23,521

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$394	$441
Accrued expenses	1,219	2,637

Total current liabilities	1,613	3,078

Total liabilities	1,613	3,078

Commitments and contingencies (Note 5)
Stockholders' equity:
Preferred stock, $0.001 par value per share; 10,000,000 shares authorized at September 30, 2019 and December 31, 2018:
Series A convertible preferred stock 22,000 shares authorized at September 30, 2019 and December 31, 2018; 21,660 and 22,000 issued and outstanding at September 30, 2019 and at December 31, 2018, respectively	21,183	21,523
Common stock, $0.001 par value, 100,000,000 shares authorized at September 30, 2019 and December 31, 2018; 19,585,394 and 19,243,651 shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively	19	19
Additional paid-in capital	210,683	209,366
Accumulated deficit	(223,852)	(210,470)
Accumulated other comprehensive income	2	5

Total stockholders' equity	8,035	20,443

Total liabilities and stockholders' equity	$9,648	$23,521

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PRTO Q3-1

Proteon Therapeutics, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Operating expenses:
Research and development	$206	$2,354	$6,374	$9,185
General and administrative	1,385	2,268	7,240	6,802

Total operating expenses	1,591	4,622	13,614	15,987

Loss from operations	(1,591)	(4,622)	(13,614)	(15,987)
Other income:
Investment income	53	113	231	311
Other income (expense), net	2	(1)	1	206

Total other income	55	112	232	517

Net loss	$(1,536)	$(4,510)	$(13,382)	$(15,470)

Foreign currency translation adjustment	$(2)	$—	$(3)	$(1)
Unrealized gain on available-for-sale investments	—	3	—	19

Comprehensive loss	$(1,538)	$(4,507)	$(13,385)	$(15,452)

Reconciliation of net loss to net loss attributable to common stockholders:
Net loss	$(1,536)	$(4,510)	$(13,382)	$(15,470)

Net loss attributable to common stockholders	$(1,536)	$(4,510)	$(13,382)	$(15,470)

Net loss per share attributable to common stockholders—basic and diluted	$(0.08)	$(0.25)	$(0.69)	$(0.87)

Weighted-average common shares outstanding used in net loss per share attributable to common stockholders—basic and diluted	19,585,394	17,824,186	19,476,487	17,725,095

Supplemental disclosure of stock-based compensation expense:
Included in operating expenses, above, are the following amounts for non-cash stock-based compensation expense:
Research and development	$(26)	$298	$233	$877
General and administrative	122	606	744	1,770

Total	$96	$904	$977	$2,647

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PRTO Q3-2

Proteon Therapeutics, Inc.

Condensed Consolidated Statements of Stockholders' Equity

(in thousands, except share and per share data)

(Unaudited)

	Series A Convertible Preferred Stock		Common Stock				Accumulated Other Comprehensive (Loss) Income
				$0.001 Par Value	Additional Paid-in Capital	Accumulated Deficit		Total Stockholders' Equity
	Shares	Amount	Shares
Balance at December 31, 2018	22,000	$21,523	19,243,651	$19	$209,366	$(210,470)	$5	$20,443
Conversion of Series A convertible preferred stock into Common Stock	(340)	(340)	341,743	—	340	—	—	—
Stock-based compensation expense	—	—	—	—	780	—	—	780
Other comprehensive gain/(loss)	—	—	—	—	—	—	(2)	(2)
Net loss	—	—	—	—	—	(6,531)	—	(6,531)

Balance at March 31, 2019	21,660	21,183	19,585,394	19	210,486	(217,001)	3	14,690
Conversion of Series A convertible preferred stock into Common Stock	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	101	—	—	101
Other comprehensive gain/(loss)	—	—	—	—	—	—	1	1
Net loss	—	—	—	—	—	(5,315)	—	(5,315)

Balance at June 30, 2019	21,660	21,183	19,585,394	19	210,587	(222,316)	4	9,477
Conversion of Series A convertible preferred stock into Common Stock	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	96	—	—	96
Other comprehensive gain/(loss)	—	—	—	—	—	—	(2)	(2)
Net loss	—	—	—	—	—	(1,536)	—	(1,536)

Balance at September 30, 2019	21,660	$21,183	19,585,394	$19	$210,683	$(223,852)	$2	$8,035

Balance at December 31, 2017	22,000	$21,523	17,674,729	$18	$202,953	$(189,741)	$(14)	$34,739
Issuance of common stock upon ESPP purchase	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	821	—	—	821
Other comprehensive gain/(loss)	—	—	—	—	—	—	10	10
Net loss	—	—	—	—	—	(6,081)	—	(6,081)

Balance at March 31, 2018	22,000	$21,523	17,674,729	$18	$203,774	$(195,822)	$(4)	$29,489

Issuance of common stock upon ESPP purchase	—	—	51,984	—	84	—	—	84
Stock-based compensation expense	—	—	—	—	922	—	—	922
Other comprehensive gain/(loss)	—	—	—	—	—	—	5	5
Net loss	—	—	—	—	—	(4,879)	—	(4,879)

Balance at June 30, 2018	22,000	$21,523	17,726,713	$18	$204,780	$(200,701)	$1	$25,621

Issuance of common stock upon ESPP purchase	—	—	—	—	—	—	—	—
Issuance of common stock, net of issuance costs	—	—	1,494,579	1	2,852	—	—	2,853
Stock-based compensation expense	—	—	—	—	904	—		904
Other comprehensive gain/(loss)	—	—	—	—	—	—	3	3
Net loss	—	—	—	—	—	(4,510)	—	(4,510)

Balance at September 30, 2018	22,000	$21,523	19,221,292	$19	$208,536	$(205,211)	$4	$24,871

The accompanying notes are an integral part of these unaudited condensed consolidated financial statement

PRTO Q3-3

Proteon Therapeutics, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2019	2018
Operating activities
Net loss	$(13,382)	$(15,470)
Reconciliation of net loss to net cash used in operating activities:
Depreciation	279	83
Amortization of discount on available-for-sale securities	(4)	(35)
Foreign currency remeasurement loss	(3)	(25)
Stock-based compensation	977	2,647
Changes in:
Prepaid expenses and other assets	1,082	589
Operating lease right-of-use asset	200	—
Interest receivable	10	(3)
Accounts payable and accrued expenses	(1,465)	(6,706)
Operating lease liability	(200)	—

Net cash used in operating activities	(12,506)	(18,920)

Investing activities
Purchases of available-for-sale investments	—	(12,951)
Proceeds from maturities of available-for-sale investments	2,500	23,990
Proceeds from sale of available-for-sale investments	—	1,999
Purchase of property and equipment	(16)	(24)

Net cash provided by investing activities	2,484	13,014

Financing activities
Proceeds from issuance of common stock, net of issuance costs	—	2,853
Proceeds from issuance of common stock under ESPP	—	84

Net cash provided by financing activities	—	2,937

Effect of exchange rate changes on cash	—	24

Decrease in cash, cash equivalents and restricted cash	(10,022)	(2,945)
Cash, cash equivalents and restricted cash, beginning of period	19,393	21,192

Cash, cash equivalents and restricted cash, end of period	$9,371	$18,247

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PRTO Q3-4

Proteon Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Organization and Operations

The Company

        Proteon Therapeutics, Inc. (the "Company") is a biopharmaceutical company that has historically focused on the development of novel, first-in-class pharmaceuticals to address the medical needs of patients with kidney and vascular disease. The Company was formed in June 2001 and incorporated on March 24, 2006.

        On March 28, 2019, the Company announced that its second Phase 3 trial, PATENCY-2, for vonapanitase did not meet its co-primary endpoints of fistula use for hemodialysis (p=0.328) and secondary patency (p=0.932). The PATENCY-2 clinical trial was the second of two randomized, double-blind Phase 3 trials, comparing a 30 microgram dose of investigational vonapanitase to placebo in patients with chronic kidney disease, or CKD, undergoing creation of a radiocephalic fistula for hemodialysis. Following the release of top-line data from the PATENCY-2 clinical trial of vonapanitase on March 28, 2019, the Company began to evaluate its strategic alternatives focusing on enhancing stockholder value. It is conducting the process with the assistance of financial and legal advisors and is evaluating the full range of potential strategic alternatives, including but not limited to, a merger or sale of the Company, including a sale of assets or intellectual property, business combinations, joint ventures, public and private capital raises and recapitalization options. As part of these efforts, on April 15, 2019, the Company announced the engagement of H.C. Wainwright & Co., LLC as its financial advisor to assist in the strategic review process. Since these efforts may not be successful, the Company is also considering other possible alternatives, including a wind-down of operations and a liquidation and dissolution of the Company. On September 23, 2019, the Company entered into a merger agreement with ArTara Therapeutics, Inc. ("ArTara"). The Company has discontinued substantially all its research and development activities, including a reduction in workforce, to reduce operating expenses while it evaluates these opportunities. As of September 30, 2019, the Company has terminated all but one of its employees. The Company has recorded severance costs of $2.9 million, all of which was recorded in the three months ended June 30, 2019. These severance related expenses were fully recorded in the three months ending June 30, 2019. The Company remains subject to a number of risks similar to other companies in the biotechnology industry, including compliance with government regulations, protection of proprietary technology, dependence on third parties and product liability.

Liquidity and Going Concern

        As of September 30, 2019, the Company had cash and cash equivalents of $9.3 million. The Company believes that its existing cash and cash equivalents will be sufficient to fund its projected cash needs into 2020 and enable it to complete the proposed merger with ArTara, pursuant to which REM 1 Acquisition 1, Inc. (the "Merger Sub"), a wholly owned subsidiary of the Company, will be merged with and into ArTara, with ArTara surviving as a wholly owned subsidiary of the Company (the "Merger"). However, if there is a delay in completing the Merger, the Company will require additional capital to sustain its operations through such completion or the Company will need to pursue an immediate dissolution. If the Company needs additional capital, it would need to raise such capital through debt or equity financings, asset sales or other strategic transactions. However, there can be no assurances that the Company will be able to complete any such transaction on acceptable terms or otherwise. The failure to obtain sufficient funds on commercially acceptable terms when needed could have a material

PRTO Q3-5

Proteon Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

1. Organization and Operations (Continued)

adverse effect on the Company's business, results of operations and financial condition and may prevent it from completing the Merger. Accordingly, these factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

        The Company had an accumulated deficit of $223.9 million as of September 30, 2019. The Company anticipates operating losses to continue for the foreseeable future due to, among other things, costs related to its administrative organization. Additionally, as stated above, the Company announced that its second Phase 3 trial, PATENCY-2, for vonapanitase did not meet its co-primary endpoints. As a result, the Company has discontinued substantially all its research and development activities to reduce operating expenses while it evaluates its strategic alternatives, including the Merger.

        These conditions raise substantial doubt about its ability to continue as a going concern within one year after the date that the financial statements are issued. To alleviate the conditions that raise substantial doubt about the Company's ability to continue as a going concern, management has implemented a reduction in expenditures plan and as referenced above is pursuing a merger. While the current reduction in spending expenditure plans will allow the Company to fund its operations in the near-term, there can be no assurance that the Company will be able to achieve its future strategic alternatives raising substantial doubt about its ability to continue as a going concern.

        Pursuant to the requirements of Accounting Standards Codification (ASC) 205-40, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management's plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company's ability to continue as a going concern. The mitigating effect of management's plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued.

        Under ASC 2015-40, the strategic alternatives being pursued by the Company, including the Merger, cannot be considered probable at this time because none of the Company's current plans have been finalized at the time of filing this Quarterly Report on Form 10-Q and the implementation of any such plan is not probable of being effectively implemented as none of the plans are entirely within the Company's control. Accordingly, substantial doubt is deemed to exist about the Company's ability to continue as a going concern within one year after the date these financial statements are issued.

        The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

PRTO Q3-6

Proteon Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

1. Organization and Operations (Continued)

Merger Agreement

        On September 23, 2019, the Company entered into a merger agreement (the "Merger Agreement") with ArTara. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Merger Sub, a wholly owned subsidiary of the Company, will merge with and into ArTara, with ArTara surviving as a wholly owned subsidiary of the Company.

        Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of ArTara common stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights will be converted into the right to receive a number of shares of the Company's common stock equal to the exchange ratio, as more fully described below.

        The Merger is intended to qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

        As promptly as practicable after the date of the Merger Agreement (but in no event later than 50 days following the date of the Merger Agreement), the parties will prepare and the Company will file with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 (the "Registration Statement") to register the shares of the Company's common stock to be issued at the Effective Time under the Securities Act, and the Company will seek the approval of its stockholders with respect to certain actions, including the following (collectively, the "Company Stockholder Matters"):

  •
  the issuance of shares of the Company's common stock to ArTara's stockholders in connection with the transactions contemplated by the Merger Agreement and shares of the Company's capital stock to the institutional investors in the Private Placement, pursuant to The Nasdaq Stock Market LLC ("Nasdaq") rules;

  •
  the amendment of the Company's certificate of incorporation (i) to effect immediately prior to the closing of the Merger a reverse split of all outstanding shares of the Company's common stock at a reverse stock split ratio of one new share for every 30 to 50 (or any number in between) shares outstanding (the "Reverse Split") and (ii) to effect immediately after the consummation of the Private Placement the automatic conversion of all outstanding shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") of the Company into shares of the Company's common stock, without given effect to any existing provision that limits the conversion rights of the Series A Preferred Stock (including, without limitation, the 9.985% beneficial ownership cap) (the "Series A Preferred Automatic Conversion"); and

  •
  an amendment to the Company's Amended and Restated 2014 Equity Incentive Plan (the "Plan") to increase the shares available for issuance thereunder by such additional number of shares of the Company's common stock such that the total number of shares of the Company's common stock reserved for issuance under the Plan, after giving effect to such additional shares, would not exceed 15.2% of the shares of the Company's common stock outstanding immediately after the Effective Time, after giving effect to the Reverse Split, the Private Placement and the

PRTO Q3-7

Proteon Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

1. Organization and Operations (Continued)

    Series A Preferred Automatic Conversion, as determined by or on behalf of ArTara prior to the effectiveness of the Registration Statement (the "EIP Amendment").

        The consummation of the Merger is also subject to the satisfaction or waiver of certain conditions, including, among other things, (i) approval by the Company's stockholders and ArTara's stockholders (other than with respect to the EIP Amendment), (ii) Nasdaq approval of the listing of the shares to be issued to ArTara equity holders in connection with the consummation of the Merger, (iii) satisfaction of all conditions precedent to the closing of the Private Placement (other than the consummation of the Merger and appointment of certain board members), (iv) absence of a material adverse effect since the date of the Merger Agreement, (v) the accuracy of the representations and warranties, subject to material adverse effect qualifications, (vi) compliance by the parties with their respective covenants in all material respects, (vii) the Subscription Agreement (as defined below) being in full force and effect and no less than $40.0 million to be committed thereunder and (viii) the Company having at least $0 in net cash as of the closing date of the Merger (the "Company Net Cash condition").

        The Merger Agreement contains certain termination rights for both the Company and ArTara, and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay to ArTara a termination fee of $0.8 million or ArTara may be required to pay to the Company a termination fee of $0.8 million, and in other circumstances each party may be required to reimburse the other party's expenses incurred, up to a maximum of $0.4 million.

        In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of ArTara (solely in their respective capacities as ArTara stockholders) have entered into support agreements with ArTara and the Company to vote all of their shares of ArTara capital stock in favor of adoption of the Merger Agreement and (ii) certain of the Company's executive officers, directors and stockholders (solely in their respective capacities as the Company's stockholders) have entered into support agreements with ArTara and the Company to vote all of their shares of the its common stock in favor of the Company's Stockholder Matters. Concurrently with the execution of the Merger Agreement, the Company's director and ArTara's directors and officers have entered into lock-up agreements pursuant to which they accepted certain restrictions on transfer of shares of its common stock for the 180-day period following the closing of the Merger.

        At the Effective Time, the Company will effect a name change and it is anticipated that trading for the Company's securities will be listed on The Nasdaq Capital Market. Additionally, at the Effective Time, the Company's board of directors is expected to consist of seven members, with five such members designated by ArTara, one such member designated by the Company, and one such member who will be Mr. Jesse Shefferman, the Chief Executive Officer of the combined company.

Private Placement

        In connection with the Merger, on September 23, 2019, the company has entered into a Subscription Agreement (the "Subscription Agreement") with certain institutional investors (the "Investors"), pursuant to which the Company has agreed to issue in a private placement (the "Private Placement") (i) up to 27,200 shares of the Company's Series 1 Convertible Non-Voting Preferred Stock, par value $0.001 per share (the "Series 1 Preferred Stock"), at a purchase price equal to 1,000 times

PRTO Q3-8

Proteon Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

1. Organization and Operations (Continued)

the Common Stock Purchase Price (as defined below) and (ii) up to 15,300 shares of the Company's common stock (together with the Series 1 Preferred Stock, the "Private Placement Shares"), at a purchase price equal to (x) the Aggregate Valuation (as defined in the Merger Agreement) divided by the (y) the Post-Closing Parent Shares (as defined in the Merger Agreement) (the "Common Stock Purchase Price").

        Pursuant to the Subscription Agreement, the holders of Series 1 Preferred Stock have preemptive rights to participate pro rata in the Company's future equity financings, subject to certain exceptions and limitations. In addition, following the issuance of the Private Placement Shares pursuant to the Subscription Agreement, certain of the Investors have rights to nominate directors to the Company's board of directors and non-voting board observers. The Company has also agreed not to take certain actions related to the business without the consent of the lead investor for so long as such lead investor continues to hold a minimum amount of the Private Placement Shares purchased under the Subscription Agreement.

        Prior to the issuance of the Private Placement Shares, the Company intends to file a Certificate of Designation of Preferences, Rights and Limitations of Series 1 Convertible Non-Voting Preferred Stock (the "Certificate of Designation") with the Delaware Secretary of State. Thereunder, each share of Series 1 Preferred Stock will be convertible into 1,000 shares of the Company's common stock, at a conversion price initially equal to the Common Stock Purchase Price, subject to adjustment for any stock splits, stock dividends and similar events, at any time at the option of the holder, provided that any conversion of Series 1 Preferred Stock by a holder into shares of the Company's common stock would be prohibited if, as a result of such conversion, the holder, together with its affiliates and any other person or entity whose beneficial ownership of the common stock would be aggregated with such holder's for purposes of Section 13(d) of the Exchange Act would beneficially own more than 9.99% of the total number of shares of the Company's common stock issued and outstanding after giving effect to such conversion. Upon written notice to the Company, the holder may from time to time increase or decrease such limitation to any other percentage not in excess of 19.99% specified in such notice.

        Each share of Series 1 Preferred Stock will be entitled to a preference of $10.00 per share upon the Company's liquidation, and thereafter will share ratably in any distributions or payments on an as-converted basis with the holders of the Company's common stock. In addition, upon the occurrence of certain transactions that involve the Company's merger or consolidation, an exchange or tender offer, a sale of all or substantially all of the Company's assets or a reclassification of the Company's common stock, each share of Series 1 Preferred Stock will be convertible into the kind and amount of securities, cash and/or other property that the holder of a number of shares of the Company's common stock issuable upon conversion of one share of Series 1 Preferred Stock would receive in connection with such transaction.

        The Private Placement is expected to close immediately following the consummation of the Merger.

PRTO Q3-9

Proteon Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

2. Summary of Significant Accounting Policies

Basis of Presentation, Principles of Consolidation and Use of Estimates

        The unaudited interim condensed consolidated financial statements of the Company included herein have been prepared, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted from this report, as is permitted by such rules and regulations. Accordingly, these condensed consolidated financial statements should be read in conjunction with the financial statements as of and for the year ended December 31, 2018 and notes thereto, included in the Company's Annual Report on Form 10-K, as filed with the SEC on March 13, 2019.

        The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements. In the opinion of the Company's management, the accompanying unaudited interim condensed consolidated financial statements contain all adjustments which are necessary to fairly present the Company's financial position as of September 30, 2019, the results of its operations for the three and nine months ended September 30, 2019 and 2018, results of changes in stockholders equity for the nine months ended September 30, 2019 and 2018, and its cash flows for the nine months ended September 30, 2019 and 2018. Such adjustments are of a normal and recurring nature. The results for the three and nine months ended September 30, 2019 are not necessarily indicative of the results for the year ending December 31, 2019, or for any future period.

        The unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. These condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company's management evaluates its estimates, which include, but are not limited to, estimates related to stock-based compensation expense, clinical trial accruals and reported amounts of revenues and expenses during the reported period. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from those estimates or assumptions.

Fair Value of Financial Instruments

        The Company's financial instruments consist of cash and cash equivalents, available-for-sale investments, accounts payable, and accrued liabilities. The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. FASB ASC Topic 820, Fair Value Measurement and Disclosures, established a hierarchy of inputs used in measuring fair value that maximizes the use of observable

PRTO Q3-10

Proteon Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

2. Summary of Significant Accounting Policies (Continued)

inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the financial instrument based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the financial instrument and are developed based on the best information available under the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported or disclosed fair value of the financial instruments and is not a measure of the investment credit quality. Fair value measurements are classified and disclosed in one of the following three categories:

    Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

    Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

    Level 3—Valuations that require inputs that reflect the Company's own assumptions that are both significant to the fair value measurement and unobservable.

        To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

        Financial instruments measured at fair value on a recurring basis include cash equivalents and available-for-sale investments. There have been no changes to the valuation methods utilized by the Company during the three and nine months ended September 30, 2019 and 2018. The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of financial instruments between levels during the three and nine months ended September 30, 2019 and 2018.

Net Income (Loss) per Share Attributable to Common Stockholders

        Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing the net income attributable to common stockholders by the weighted-average number of common equivalent shares outstanding for the period, including any dilutive effect from outstanding stock options and warrants using the treasury stock method.

        The Company follows the two-class method when computing net income (loss) per share in periods when issued shares that meet the definition of participating securities are outstanding. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as

PRTO Q3-11

Proteon Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

2. Summary of Significant Accounting Policies (Continued)

if all income for the period had been distributed. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders when participating securities are outstanding, losses are not allocated to the participating securities. For purposes of calculating diluted net income per share attributable to common stockholders, preferred stock, stock options, warrants and convertible debt are considered common stock equivalents.

Recent Accounting Pronouncements

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), a new standard on revenue recognition providing a single, comprehensive revenue recognition model for all contracts with customers. The new revenue standard is based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard was effective beginning January 1, 2018, with early adoption permitted. The Company adopted ASU 2017-09 during the quarter ended March 31, 2018. The adoption did not have a material impact on the consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842): Amendments to FASB Codification ("ASU 2016-02"), which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. At the lease commencement date, the lessee must recognize a lease liability and right-of-use asset, which is initially measured at the present value of future lease payments. The Company adopted ASU 2016-01 at January 1, 2019 using the optional transition method that allows for a cumulative-effect adjustment in the period of adoption and will not restate prior periods. It has have also elected to adopt the package of practical expedients permitted in Accounting Standards Codification Topic 842, or ASC 842. Accordingly, it is continuing to account for its existing operating lease as an operating lease under the new guidance, without reassessing whether the contract contains a lease under ASC 842 or whether classification of the operating leases would be different under ASC Topic 842, and to treat lease and non-lease components as a single lease component. The Company's sole lease at the adoption date was an operating lease for facilities and did not include any non-lease components.

        As a result of the adoption of ASU 2016-02, on January 1, 2019, the Company recognized (a) a lease liability of approximately $0.2 million, which represents the present value of its remaining lease payments using an estimated incremental borrowing rate of 8%, (b) a right-of-use asset of approximately $0.2 million that will be expensed as operating lease expense over the term of the lease. Due to the adoption of the standard using the retrospective cumulative-effect adjustment method, there are no changes to previously reported results prior to January 1, 2019. Lease expense is not expected to change materially as a result of the adoption of ASU 2016-02.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"), which provides clarification regarding how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for annual and interim periods beginning after December 15, 2017, which required the Company to adopt these provisions in the first

PRTO Q3-12

Proteon Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

2. Summary of Significant Accounting Policies (Continued)

quarter of fiscal 2018 using a retrospective approach. The Company adopted ASU 2016-15 during the quarter ended March 31, 2018. The adoption did not have a material impact on the condensed consolidated financial statements.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash requiring restricted cash and restricted cash equivalents to be included with cash and cash equivalents on the statement of cash flows when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company adopted this standard during the first quarter of 2018. Restricted cash is now included as a component of cash, cash equivalents, and restricted cash on the Company's unaudited condensed consolidated statement of cash flows. Restricted cash is recorded within other non-current assets in the accompanying unaudited condensed consolidated balance sheets. The Company adopted ASU 2016-18 during the quarter ended March 31, 2018. The inclusion of restricted cash increased the beginning balances of the unaudited consolidated statement of cash flows by $22,000 and the ending balances by $22,000 for both the nine months ended September 30, 2019 and 2018.

        In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting ("ASU 2017-09"), which clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. The new guidance will reduce diversity in practice and result in fewer changes to the terms of an award being accounted for as modifications. Under ASU 2017-09, an entity will not apply modification accounting to a share-based payment award if the award's fair value, vesting conditions and classification as an equity or liability instrument are the same immediately before and after the change. ASU 2017-09 will be applied prospectively to awards modified on or after the adoption date. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The Company adopted ASU 2017-09 during the quarter ended March 31, 2018. The adoption did not have a material impact on the condensed consolidated financial statements.

        In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 aims to simplify the accounting for share-based payments to nonemployees by aligning it to the accounting for share based payments to employees including determining the fair value of the award on the date of grant and recognizing the stock-based compensation expense as of the respective vesting date. The new standard also requires companies to elect to either measure the awards to nonemployees over an estimated expected term or contractual term as well as elect to estimate forfeitures or account for forfeitures as incurred. ASU 2018-07 is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2018. The guidance will be effective for the Company on January 1, 2019. The Company adopted ASU 2018-07 during the quarter ended March 31, 2019. The adoption did not have an impact on the condensed consolidated financial statements as all outstanding non-employee share-based awards had vested prior to March 31, 2018.

PRTO Q3-13

Proteon Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

3. Fair Value Measurements

        Below is a summary of assets and liabilities measured at fair value (in thousands):

	As of September 30, 2019
	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash equivalents	$9,101	$—	$—	$9,101

Total	$9,101	$—	$—	$9,101

	As of December 31, 2018
	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash equivalents	$18,353	$—	$—	$18,353
Government securities	2,496	—	—	2,496

Total	$20,849	$—	$—	$20,849

        As of September 30, 2019 and December 31, 2018, the Company's cash equivalents consist principally of money market funds and government debt securities with original maturities of 90 days or less. Government securities consist principally of government debt securities and money market funds which are classified as available-for-sale.

        Available-for-sale securities at September 30, 2019 and December 31, 2018 consist of the following (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
September 30, 2019
Government securities
(Due within 1 year)	$—	$—	$—	$—

	$—	$—	$—	$—

December 31, 2018
Government securities
(Due within 1 year)	$2,496	$—	$—	$2,496

	$2,496	$—	$—	$2,496

PRTO Q3-14

Proteon Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

4. Property and Equipment, net

        Property and equipment, net consists of the following (in thousands):

	As of
	September 30, 2019	December 31, 2018
Computer equipment and software	$—	$211
Furniture, fixtures, and other	—	365
Laboratory equipment	—	514

	—	1,090
Accumulated depreciation	—	(827)

Property and equipment, net	$—	$263

        Depreciation expense for the three and nine months ended September 30, 2019 was $0.1 million, and $0.3 million, respectively. Depreciation expense for the three and nine months ended September 30, 2018 was $22,000, and $0.1 million, respectively.

        During the three months ended March 31, 2019, the Company voluntarily discontinued substantially all research and development activities. As a result, as of March 31, 2019 the Company performed an impairment assessment of the laboratory equipment used in development of vonapanitase by comparing the equipment's carrying value to its estimated fair value, which was determined based on the recoverability of the assets remaining value as of March 31, 2019. As of September 30, 2019, the Company performed an additional impairment assessment due to the expiration of their lease agreement. The fair value of the remaining assets including office furniture, computer hardware and software licenses were determined be impaired as the Company determined there to be no future use for the assets. The Company recorded an impairment charges of zero and $0.2 million during the three and nine months ended September 30, 2019. As of September 30, 2019, no property and equipment balance remained as a result of the impairment.

5. Commitments and Contingencies

Operating Lease

        The Company's facility is located in Waltham, Massachusetts. In July 2018, it amended the lease extending its expiration to September 2019. During the three and nine months ended September 30, 2019, it recognized operating lease expense of $0.1 million and $0.2 million, respectively including property taxes and routine maintenance expense, which approximated its cash payments for the period. The lease expired as of September 30, 2019, and therefore the condensed consolidated balance sheet does not include an operating lease right-of-use asset or an operating lease liability in other assets and other current liabilities, respectively. As of September 30, 2019, there are no future minimum payments required under the operating lease. As of September 30, 2019, the Company has provided a security deposit in the amount of $22,000 to the lessor. The security deposit will be returned within 30 days of the expiration of the lease which occurred on September 30, 2019.

PRTO Q3-15

Proteon Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

5. Commitments and Contingencies (Continued)

Restricted cash related to facilities leases

        As of September 30, 2019 and December 31, 2018, the Company had $22,000 in an outstanding letter of credit to be used as collateral for leased premises. As of September 30, 2019 and December 31, 2018, the Company pledged an aggregate of $22,000 to the bank as collateral for the letter of credit, which is included in other current assets and non-current assets, respectively. The security deposit will be returned within 30 days of the expiration of the lease which occurred on September 30, 2019.

6. Stock-based Compensation

Stock Options

        The following table summarizes stock option activity for employees:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2018	4,597,226	$5.12	7.4	$404
Granted	1,182,500	$2.66
Exercised	—
Forfeited(1)	(2,606,289)	$2.79
Expired(1)	(2,400,590)	$6.51

Outstanding at September 30, 2019	772,847	$4.89	7.3	$—

Exercisable at September 30, 2019	476,390	$6.13	6.4	$—

Vested or expected to vest at September 30, 2019(2)	772,847	$4.89	7.3	$—

(1)
Represents the number of options cancelled during the nine months ended September 30, 2019 as a result of employees that were terminated due to the reduction in force.

(2)
Represents the number of vested options at September 30, 2019 plus the number of unvested options expected to vest based on the unvested options outstanding at September 30, 2019.

Employee Stock Purchase Plan

        The 2014 Employee Stock Purchase Plan (ESPP) initially authorized the issuance of up to 140,500 shares of Common Stock. The number of shares increases each January 1, commencing on January 1, 2015 and ending on (and including) January 1, 2024, by an amount equal to the lesser of one percent of the outstanding shares as of the end of the immediately preceding fiscal year, 281,000 shares and any lower amount determined by the Company's Board of Directors prior to each such January 1st. As of September 30, 2019, as a result of an increase on January 1, 2019 of one percent of the outstanding shares as of the end of the fiscal year ending December 31, 2018, the 2014 ESPP authorized the

PRTO Q3-16

Proteon Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

6. Stock-based Compensation (Continued)

issuance of up to 192,436 shares of Common Stock. The tenth offering under the 2014 ESPP began on July 1, 2019 and ended on September 30, 2019. No shares were issued during the three and nine months ended September 30, 2019. No shares and 51,984 shares were issued during the three and nine months ended September 30, 2018 under the 2014 ESPP. The Company incurred zero and $68,000 in stock-based compensation expense related to the 2014 ESPP for the three and nine months ended September 30, 2019 respectively. The Company incurred $20,000 and $0.1 million in stock-based compensation expense related to the 2014 ESPP for the three and nine months ended September 30, 2018, respectively.

Common Stock

        The Company has the following shares of Common Stock reserved for future issuance:

	September 30,	December 31,
	2019	2018
Conversion of Series A Preferred Stock	21,771,032	22,112,775
Stock-based compensation awards	6,818,214	5,163,957
Employee Stock Purchase Plan	118,120	118,120

Total	28,707,366	27,394,852

7. Income Taxes

        Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The Company has evaluated the positive and negative evidence bearing upon the Company's ability to realize the benefit of its deferred tax assets. Based on the Company's history of operating losses, the Company has concluded that it is more likely than not that the benefit of its deferred tax assets will not be realized. Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has provided a full valuation allowance against its deferred tax assets. There were no significant income tax provisions or benefits for the nine months ended September 30, 2019 and 2018.

8. Net Loss per Share Attributable to Common Stockholders

        As described in Note 2, Summary of Significant Accounting Policies, the Company computes basic and diluted loss per share using a methodology that gives effect to the impact of outstanding participating securities (the "two-class method"). As the three and nine months ended September 30, 2019 and 2018 resulted in net losses, there is no income allocation required under the two-class method or dilution attributed to weighted-average shares outstanding in the calculation of diluted loss per share.

PRTO Q3-17

Proteon Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

8. Net Loss per Share Attributable to Common Stockholders (Continued)

        The following Common Stock equivalents, presented on an as converted basis, were excluded from the calculation of net loss per share for the periods presented, due to their anti-dilutive effect:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Outstanding stock options	772,847	4,597,226	772,847	4,597,226
Outstanding ESPP shares	—	26,642	—	26,642
Convertible preferred stock	21,771,032	22,112,775	21,771,032	22,112,775

	22,543,879	26,736,643	22,543,879	26,736,643

9. Restructuring Charges

        In April 2019, the Board of Directors approved a plan ("2019 Restructuring Program") to reduce operating expenses as the Company evaluates its strategic alternatives following the release of top-line data from the PATENCY-2 clinical trial of vonapanitase on March 28, 2019. The restructuring initiatives are company-wide. The remainder of the charges are expected to be incurred by the end of the fiscal year ending December 31, 2019 ("Fiscal Year 2019"). These actions are expected to result in pre-tax charges of $2.9 million, all of which are anticipated to be cash expenditures and all of which were recorded in the three months ended June 30, 2019.

        Changes in the restructuring accrual during the first nine months ended September 30, 2019 are summarized below (in thousands):

	As of December 31, 2018	Charges/(Benefits)	Payment/Other	As of September 30, 2019
2019 Restructuring Program
Employee Severance	$—	$2,854	$(1,834)	$1,020

Total	$—	$2,854	$(1,834)	$1,020

PRTO Q3-18

ArTara Therapeutics, Inc.
Index to Consolidated Financial Statements

Page No.
ArTara Therapeutics, Inc. for the Year Ended December 31, 2018 and for the Period from June 2, 2017 (Inception) Through December 31, 2017
Report of Independent Registered Public Accounting Firm	TARA-2
Consolidated Balance Sheets as of December 31, 2018 and 2017	TARA-4
Consolidated Statements of Operations for the year ended December 31, 2018 and for the period from June 2, 2017 (Inception) through December 31, 2017	TARA-5
Consolidated Statement of Changes in Shareholders' Equity for the year ended December 31, 2018 and for the period from June 2, 2017 (Inception) through December 31, 2017	TARA-6
Consolidated Statements of Cash Flows for the year ended December 31, 2018 and for the period from June 2, 2017 (Inception) through December 31, 2017	TARA-7
Notes to Consolidated Financial Statements	TARA-8
ArTara Therapeutics, Inc. for the Nine Months Ended September 30, 2019 (Unaudited)
Condensed Consolidated Balance Sheets as of September 30, 2019 (Unaudited) and December 31, 2018	TARA-27
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2019 and 2018 (Unaudited)	TARA-28
Condensed Consolidated Statement of Changes in Shareholders' Equity for the nine months ended September 30, 2019 and 2018 (Unaudited)	TARA-29
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2019 and 2018 (Unaudited)	TARA-30
Notes to Unaudited Condensed Consolidated Financial Statements	TARA-31

TARA-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
ArTara Therapeutics, Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets for ArTara Therapeutics, Inc. and Subsidiary (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2018 and for the period from June 2, 2017 (inception) through December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and for the period from June 2, 2017 (inception) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph—Going Concern

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has not generated revenues and has incurred net losses since its inception and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles

TARA-2

used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP
Marcum LLP
We have served as the Company's auditor since 2019.
New York, New York
November 6, 2019

TARA-3

ARTARA THERAPEUTICS, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2018	2017
Assets
Current assets:
Cash	$5,549,952	$4,042,896
Prepaid expenses and other current assets	41,007	—

Total assets	$5,590,959	$4,042,896

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$349,306	$8,062
Accrued expenses	464,414	31,692
Subscription Payable	—	20,000

Total current liabilities	813,720	59,754

Total liabilities	813,720	59,754
Commitments and Contingencies
Stockholders' Equity
Common Stock, $0.0001 par value, authorized 15,000,000 shares:
Common Stock, 8,400,000 and 8,400,000 common shares issued and outstanding as of December 31, 2018 and 2017, respectively.	840	840
Exchangeable Common Stock, 5,011,999 and 0 exchangeable common shares issued and outstanding as of December 31, 2018 and 2017, respectively.	502	—
Exchangeable Common Stock to be issued	—	4,000,000
Additional Paid in Capital	9,728,340	689,160
Accumulated Deficit	(4,952,443)	(706,858)

Total Stockholders' Equity	4,777,239	3,983,142

Total Liabilities and Stockholders' Equity	$5,590,959	$4,042,896

The accompanying notes are an integral part of these consolidated financial statements.

TARA-4

ARTARA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2018	For the period June 2, 2017 (inception) to December 31, 2017
Operating expense:
General & Administrative	$766,780	$61,827
Research & Development	3,478,805	645,031

Total operating expenses	4,245,585	706,858

Operating loss	(4,245,585)	(706,858)

Net Loss	$(4,245,585)	$(706,858)

Weighted Average Shares Outstanding, basic and diluted	11,203,467	2,270,685

Net loss per share, basic and diluted	$(0.38)	$(0.31)

The accompanying notes are an integral part of these consolidated financial statements.

TARA-5

ARTARA THERAPEUTICS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

			Exchangeable Common Stock
	Common Stock
					Exchangeable Common Stock to be issued	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at June 2, 2017 (inception)	—	$—	—	$—	—	$—	$—	$—
Issuance of founders shares	8,000,000	800	—	—	—	149,200	—	150,000
Issuance of restricted stock	400,000	40	—	—	—	(40)	—	—
Proceeds from exchangeable common stock to be issued	—	—	—	—	4,000,000	—	—	4,000,000
Stock-based compensation—restricted stock	—	—	—	—	—	540,000	—	540,000
Net Loss	—	—	—	—	—	—	(706,858)	(706,858)

Balance at December 31, 2017	8,400,000	$840	—	$—	4,000,000	$689,160	$(706,858)	$3,983,142

Issuance of exchangeable common stock upon settlement of exchangeable common stock to be issued	—	—	2,371,428	237	(4,000,000)	4,149,763	—	150,000
Issuance of exchangeable common stock in April capital raise	—	—	485,714	49	—	849,951	—	850,000
Issuance of exchangeable common stock in May capital raise	—	—	12,000	1	—	20,999	—	21,000
Issuance of exchangeable common stock in September capital raise	—	—	285,715	29	—	499,971	—	500,000
Issuance of exchangeable common stock in December capital raise	—	—	1,857,142	186	—	3,249,812	—	3,249,998
Stock-based compensation—stock options	—	—	—	—	—	163,684	—	163,684
Stock-based compensation—restricted stock	—	—	—	—	—	105,000	—	105,000
Net loss	—	—	—	—	—	—	(4,245,585)	(4,245,585)

Balance at December 31, 2018	8,400,000	$840	5,011,999	$502	—	$9,728,340	$(4,952,443)	$4,777,239

The accompanying notes are an integral part of these consolidated financial statements.

TARA-6

ARTARA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2018	For the period June 2, 2017 (inception) to December 31, 2017
Cash flows from operating activities:
Net loss	$(4,245,585)	$(706,858)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	268,684	540,000
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(41,007)	—
Accounts payable	341,244	8,062
Accrued expenses	432,722	31,692

Net cash used in operating activities	(3,243,942)	(127,104)

Cash flows from financing activities:
Proceeds from Exchangeable Common Stock to be issued	—	4,000,000
Proceeds from private placements	4,750,998	—
Proceeds from the issuance of founders shares	—	150,000
Proceeds from subscription payable	—	20,000

Net cash provided by financing activities	4,750,998	4,170,000

Net increase in cash	1,507,056	4,042,896
Cash—beginning of year	4,042,896	—

Cash—end of year	$5,549,952	$4,042,896

Non-cash financing and investing activities:
Issuance of restricted stock	$—	$40

Shares issued for subscription payable	$20,000	$—

Issuance of Exchangeable Common Stock	$4,000,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

TARA-7

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements

NOTE 1—BUSINESS, GOING CONCERN AND CAPITAL RESOURCES

  Overview

        ArTara Therapeutics, Inc., a Delaware corporation ("ArTara"), was formed on June 2, 2017 (inception), and is headquartered in New York, New York. On March 23, 2018, ArTara formed ArTara Tx Australia PTY LTD ("ArTara Tx Australia"), a New South Wales domiciled company, as its wholly owned subsidiary. ArTara Tx Australia is currently an inactive company. ArTara and ArTara Tx Australia are referred to as the "Company".

        ArTara is a late-stage, rare-diseases drug development company focused on building a portfolio of late-stage, de-risked, rare disease assets which will provide the infrastructure and networks necessary to be a leader as emerging technologies mature. The Company is preparing manufacturing and data-collection for its lead program, TARA-002.

  Going Concern, Capital Resources and Management Plans

        As of December 31, 2018 and 2017, the Company's cash on hand was $5,549,952 and $4,042,896, respectively. The Company has not generated revenues since its inception and has incurred net losses of $4,245,585 and $706,858 for the year ended December 31, 2018 and for the period from June 2, 2017 (inception) through December 31, 2017, respectively. Since inception, the Company has met its liquidity requirements principally through the private placement of its common stock.

        As of December 31, 2018, the Company had working capital of $4,777,239 and stockholder's equity of $4,777,239.

        In October of 2017, the Company received gross proceeds of $20,000 to be applied towards a 2018 private placement.

        On December 29, 2017 and January 2, 2018, the Company received gross proceeds of $4,000,000 and $150,000, respectively, for a private placement.

        For the period April 30, 2018 through December 31, 2018, the Company received gross proceeds of $4,600,998 for private placements.

        On September 23, 2019, the Company received gross proceeds of $499,999 for a private placement.

        During the year ended December 31, 2018, cash flows used in operating activities were $3,243,942, consisting primarily of a net loss of $4,245,585, which includes non-cash stock-based compensation charges of $268,684.

        The Company is principally engaged in research and developments activities and therefore expects to continue incurring losses for the foreseeable future. Management's plans include seeking to procure additional funds through debt and equity financings.

TARA-8

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 1—BUSINESS, GOING CONCERN AND CAPITAL RESOURCES (Continued)

  Going Concern, Capital Resources and Management Plans, continued

        The Company's ability to continue its operations and to pay its obligations when they become due is contingent upon the Company obtaining additional financing.

        There are no assurances that the Company will be able to raise capital on terms acceptable to the Company or at all, or that cash flows generated from its operations will be sufficient to meet its current operating costs. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned research and development efforts, which could harm its financial condition and operating results, or it may not be able to continue to fund its ongoing operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern to sustain operations for at least one year from the issuance of these consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). On November 29, 2017, the Company amended its articles of incorporation to achieve a 1:100 stock split, and all share and par value amounts have been restated to reflect this stock split.

  Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in the accompanying consolidated financial statements.

  Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also that affect the amount of expenses reported for each period. Actual results could differ from those which result from using such estimates. Management also utilizes various other estimates, including but not limited to income tax expense, the valuation of deferred tax assets, determining the fair value of the Company's Common Stock, and the valuation of securities underlying stock-based compensation. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes become evident. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

TARA-9

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Cash

        The Company considers all highly liquid instruments with an original maturity of three months or less when acquired to be cash equivalents.

  Net Loss per Common Share

        Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding, plus the impact of common shares, if dilutive, resulting from the exercise of outstanding stock options.

        The following securities are excluded from the calculation of weighted average dilutive common shares because their inclusion would have been anti-dilutive:

	December 31,
	2018	2017
Stock options	639,230	—

Total potentially dilutive shares	639,230	—

  Concentrations of Credit Risk

        Financial instruments which potentially subject the Company to concentrations of credit risk consists principally of cash amounts on deposit with financial institutions. At times, the Company's cash in banks is in excess of the Federal Deposit Insurance corporation ("FDIC") insurance limit. The Company has not experienced any loss as a result of these deposits.

  Stock-Based Compensation

        The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation—Stock Compensation" ("ASC 718"). ASC 718 establishes accounting for stock-based awards exchanged for employee and consultant services. Under the provisions of ASC 718, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employee's requisite service period (generally the vesting period of the equity grant). The fair value of the Company's stock options are estimated using the Black Scholes option-pricing model with the following assumptions: fair value of the Company's Common Stock, expected volatility, dividend rate, risk free interest rate and the expected life. The Company calculates the expected volatility using the historical volatility for a pool of peer companies over the most recent period equal to the expected term and evaluates the extent to which available information indicate that future volatility may differ from historical volatility. The expected dividend rate is zero as the Company does not expect to pay or declare any cash dividends on its common stock. The risk-free rates for the expected terms of the stock options are based on the U.S. Treasury yield curve in effect at the time of the grant. The Company has not experienced significant exercise activity on stock options. Due to the lack of historical information, the Company determined the expected term of its stock option awards issued using the simplified method. The simplified method assumes each vesting tranche of the award has a term equal to the midpoint between when the award vests and when the award expires. Restricted stock awards generally vest over the requisite service periods with typical amortization periods of 24 months (vesting on a straight—line basis). The fair value of a stock award is equal to the fair market value of a share of the Company's common stock on the grant date. The Company accounts for the forfeiture of equity awards as they occur.

TARA-10

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Leases

        The Company has one office lease. The Company amortizes the total lease costs on a straight line basis over the minimum lease term.

  Fair Value Measurements

        The carrying amounts of cash, prepaid expenses and accounts payable approximate their fair value due to the short-term nature of these instruments.

        ASC 820 "Fair Value Measurements and Disclosures" provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

        Fair value is defined as an exit price, representing the amount that would be received upon the sale of an asset or payment to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

  •
  Level 1 Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2 Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.

  •
  Level 3 Significant unobservable inputs that cannot be corroborated by market data.

  Income Taxes

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The measurement of net deferred tax assets is reduced by the amount of any tax benefit that, based on available evidence, is not expected to be realized, and a corresponding valuation allowance is established.

        Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for "unrecognized tax benefits" is recorded for any tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards. As of December 31, 2018 and 2017, no liability for unrecognized tax benefits was required to be recorded. The guidance also discusses the classification of related interest and penalties on income taxes. The Company's policy is to record interest and penalties on uncertain tax positions as a component of income tax expense. No interest or penalties were recorded during the year ended December 31, 2018 and for the period from June 2, 2017 (inception) through December 31, 2017.

TARA-11

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Research and Development Costs

        Research and development costs are expensed as incurred. These expenses include the costs of our proprietary research and development efforts, as well as costs incurred in connection with certain licensing arrangements. Before a compound receives regulatory approval, the Company records upfront and milestone payments made to third parties under licensing arrangements as expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a compound receives regulatory approval, the Company records any milestone payments in identifiable intangible assets, less accumulated amortization and, unless the asset is determined to have an indefinite life, the Company amortizes the payments on a straight-line basis over the remaining agreement term or the expected product life cycle, whichever is shorter.

        For the year ended December 31, 2018 and for the period from June 2, 2017 (inception) through December 31, 2017, the Company incurred $3,478,805 and $645,031 in research and development costs, respectively.

  Recent Accounting Pronouncements Adopted

        In May 2014 and April 2016, the Financial Accounting Standards Board ("FASB") issued Accountings Standards Update ("ASU") No. 2014-09 and ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, FASB issued ASU 2015-14 which deferred the effective date of Update 2014-09 to annual reporting periods beginning after December 15, 2018 for entities other than public business entities, and to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period for public business entities. Early application is permitted as of annual reporting periods beginning after December 15, 2016 including interim reporting periods within that reporting period. The Company does not yet have revenues, and as such, the Company's adoption of ASU 2014-09 did not have a material impact on its consolidated financial statements. The Company used the modified retrospective adoption method and adopted this Update as of June 2, 2017 (inception).

        On March 30, 2016, the FASB issued ASU No. 2016-09, "Compensation—Stock Compensation (Topic 718)". This update requires that all excess tax benefits and tax deficiencies arising from share-based payment awards should be recognized as income tax expense or benefit on the income statement. The amendment also states that excess tax benefits should be classified along with other income tax cash flows as an operating activity. In addition, an entity can make an entity-wide accounting policy election to either estimate the number of awards expected to vest or account for forfeitures as they occur. The provisions of this update are effective for annual and interim periods beginning after December 15, 2017. The Company adopted this standard effective January 1, 2018. The adoption of this ASU did not have a material effect on the Company's consolidated financial statements.

TARA-12

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The guidance is effective for public business entities, certain not-for-profit entities, and certain employee benefit plans for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity's adoption date of Topic 606. The implementation of this update impacted the company's accounting for stock-based compensation instruments issued to its consultants. The Company adopted this update on June 2, 2017 (inception).

  Recent Accounting Pronouncements Not Adopted

        In February 2016, the FASB issued ASU 2016-02—Leases (Topic 842) ("ASU-2016-02"), which requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor, and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The Company has determined that since its lease has a term of less than one year, that this guidance will have no effect on its consolidated financial statements and related disclosure.

        In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements, to makes changes to a variety of topics to clarify, correct errors in, or make minor improvements to the Accounting Standards Codification. Certain items of the amendments in ASU 2018-09 will be effective for the Company in annual periods beginning after December 15, 2018. The Company is currently evaluating the effects the adoption of ASU 2018-09 will have on the consolidated financial statements.

  Subsequent Events

        The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to November 6, 2019, the date that the financial statements were available to be issued. Other than as described in Notes 3,4 and 7, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

TARA-13

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 3—COMMITMENTS

  Lease Agreements

        On April 1, 2018 the Company entered into a one year lease agreement for an office lease with a monthly rent of $3,735, which was extended on a month-to-month basis through June 30, 2019. On April 1, 2019, the Company entered into a separate lease agreement for additional office space for monthly rent of $4,338. On July 1, 2019, the Company negotiated a simultaneous new lease and termination of existing leases for the period July 1, 2019 through March 31, 2020, at a monthly rent of $15,300.

        Rent expense for the year ended December 31, 2018 and for the period from June 2, 2017 (inception) through December 31, 2017, was $34,795 and $0, respectively.

        Total future minimum payments required under the lease agreement are as follows:

For the Years Ending December 31,	Amount
2019	$127,947
2020	45,900

Total	$173,847

  Employment and Director Agreements

Jacqueline Zummo

        On November 10, 2017, the Company entered into an employment agreement (the "Zummo Employment Agreement") with Jacqueline Zummo for Dr. Zummo to serve as the Company's Head of Operations and Medical Affairs. The Zummo Employment Agreement provides for an initial base salary of $184,236, that is subject to a further increase based upon the Company achieving a certain future capital raising goal. As of September 30, 2019 the salary of Dr. Zummo was $305,000. Additionally, the Zummo Employment Agreement provides that Dr. Zummo is eligible to receive cash bonus compensation and equity based awards. (See below and Note 5 Restricted Stock).

        Pursuant to the Zummo Employment Agreement, Dr. Zummo received a grant of restricted common stock (the "2017 Zummo Restricted Stock Grant") which represented one and one-half percent (1.5%) of the shares of common stock outstanding at the date of grant. The 2017 Zummo Restricted Stock Grant was for 150,000 shares of common stock. Furthermore, Dr. Zummo was entitled to receive an option to purchase additional shares such that the total number of the shares under the 2017 Zummo Restricted Stock Grant and shares under the option would represent one and one-half percent (1.5%) of the total shares outstanding as of the date that the Company's aggregate equity capital raised exceeds $5,000,000 (the "Zummo Top Off Option").

        On April 30, 2018, the Company's aggregate equity capital raises reached $5,000,000. On September 17, 2019, the Company issued to Dr. Zummo the Zummo Top Off Option to purchase 46,535 shares (See Note 7). The obligation to issue the Zummo Top Off Option was determined to be an equity-based instrument. On September 17, 2019, the grant date, the award was authorized by the board of directors.

TARA-14

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 3—COMMITMENTS (Continued)

  Product License and Clinical Services Agreements

Alan L. Buchman and Choline License Agreement

        On September 27, 2017, the Company entered into a license agreement (the "Choline License Agreement") with Alan L. Buchman ("Dr. Buchman"). Pursuant to the Choline License Agreement, the Company received from Dr. Buchman the license rights in and to the "Licensed Orphan Designations", the "Licensed IND", "Existing Study Data" and the "Licensed Know-How" for one or more of the licensed indications. In consideration for the rights and licenses granted, Dr. Buchman received a payment of $50,000 on October 2, 2017, and license payments of $50,000 and $50,000 on December 12, 2018 and January 8, 2019, respectively, upon the Company meeting the criteria for certain meetings to be held with the Federal Drug Administration (the "FDA"). Pursuant to the Choline License Agreement, upon the Company receiving $5,000,000 in cumulative funding (as defined), Dr. Buchman would be entitled to an additional lump sum of $400,000 if the funds are received by April 15, 2019 and a one-time payment of $600,000 if the funds are received by October 15, 2019. If the funds are not received by October 15, 2019, the Company shall pay its $600,000 obligation by providing Dr. Buchman $50,000 on each six month anniversary beginning on October 15, 2019, until the $600,000 is paid or earlier, upon having met the $5,000,000 in cumulative funding. As of December 31, 2018 and 2017, the Company included $450,000 and $0 within accrued expenses on the Company's consolidated balance sheets for this obligation, respectively. On October 2, 2019, the Company made a payment of $50,000 to Dr. Buchman.
        As part of the consideration for the Choline License Agreement, the Company issued 250,000 shares of the Company's restricted common stock, representing approximately two and one-half percent (2.5%) of the Company's capital stock on a fully-diluted basis (the "Choline Stock Grant") (See Note 5). Furthermore, Dr. Buchman was entitled to receive an option to purchase additional shares such that the total number of shares under the Choline Stock Grant and the shares under the option would represent 2.5% of the total shares outstanding as of the date that the Company's aggregate equity capital raised exceeds $5,000,000 (the "Choline Top Off Option").

        On April 30, 2018, the Company's aggregate equity capital raises reached $5,000,000. Thereupon, on September 13, 2018, the Company issued to Dr. Buchman the Choline Top Off Option to purchase 71,730 shares of common stock (See Note 5).

        During the year ended December 31, 2018 and for the period June 2, 2017 (inception) through December 31, 2017, the Company recorded R&D expense of $500,000 and $50,000, respectively, in connection with obligations under the Choline License Agreement.

TARA-15

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 3—COMMITMENTS (Continued)

The Feinstein Institute for Medical Research

        On December 22, 2017, the Company entered into an agreement (the "Feinstein Agreement") with The Feinstein Institute for Medical Research (the "Feinstein Institute"), a not-for-profit corporation with 50 research labs and 2,500 clinical research studies. Pursuant to the Feinstein Agreement, the Company would acquire an exclusive license relating to treatment of fatty liver diseases in humans for which Choline may be an effective therapeutic. In consideration for the rights and license granted, the Feinstein Institute would receive a royalty of one percent (1%) of the first one hundred million dollars ($100,000,000) of net sales and a royalty of one and one-half percent (1.5%) of all net sales thereafter. In addition, the Company would pay the Feinstein Institute a low double digit percentage of net proceeds resulting from agreements entered within two years from the Effective Date, and a mid-single digit percentage of net proceeds resulting from agreements entered into thereafter. Pursuant to the Feinstein Agreement additional payments would be due to the Feinstein Institute for license maintenance payments and for meeting milestone events.

        During the year ended December 31, 2018 and for the period June 2, 2017 (inception) through December 31, 2017, the Company recorded Research and Development expense of $1,085 and $0, respectively.

The University of Iowa

        On November 28, 2018, the Company entered into a sponsored research and license agreement (the "Iowa Agreement") with the University of Iowa. Pursuant to the Iowa Agreement, the University of Iowa which is engaged in clinical research to improve the diagnosis and treatment of lymphangioma using a pharmaceutical product (Ok-432) would assist the Company in collecting case reports forms, source data, and safety data available to the University of Iowa in support of the development of the Company's proprietary Streptococcus Pyogenes investigational product, TARA-002. During the term of the services, the Company would pay the University of Iowa thirty thousand dollars ($30,000) per year to fund the project, plus additional amounts of up to $1 million upon the realization of certain milestones. Furthermore, the Company would pay the University of Iowa tiered royalties on annual net sales of products, which royalty rates are in the low single digit percentages. Pursuant to the Iowa Agreement, the University of Iowa would be entitled to additional payments for annual net sales payments with the payments ranging from $62,500 to $125,000.

        During the year ended December 31, 2018 and for the period June 2, 2017 (inception) through December 31, 2017, the Company recorded Research and Development expense of $2,500 and $0, respectively.

Chugai Pharmaceutical Co., LTD

        On June 17, 2019, the Company entered into an agreement (the "Chugai Pharmaceutical Agreement") with Chugai Pharmaceutical Co., LTD ("Chugai"), a drug manufacturing firm with offices and operations in Japan. Pursuant to the Chugai Pharmaceutical Agreement, Chugai would help the Company in its goals to develop and commercialize a therapeutic product (the "New Product") which is comparable to the Chugai existing therapeutic product (the "Existing Product"). In addition, the Company would be entitled to the use of Chugai materials and technical support as necessary. The Company is obligated to Chugai for certain payments upon the completion of agreed upon milestones. The Company has agreed to pay Chugai a portion for performance beginning in 2020, and the remaining majority of the payments will come upon the FDA's approval of the product.

        Chugai did not achieve any milestones as of December 31, 2018, and therefore no Research and Development expense was incurred related to this agreement.

TARA-16

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 3—COMMITMENTS (Continued)

Temporary Employment Agreement

        On December 6, 2018, the Company entered into a temporary employment agreement (the "Temporary Employment Agreement") with an individual who assists with certain corporate development activities. Pursuant to the Temporary Employment Agreement, the individual is entitled to receive an annual base salary of $90,000. In addition, the individual would be entitled to a performance-based success fee which would be adjusted based on amounts of funding achieved and timing of when such funding was received.

Other

        The Company is involved in various claims and legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate outcome of these matters would not have a material adverse impact on the financial position of the Company or the results of its operations.

        In the normal course of business, the Company enters into contracts in which it makes representations and warranties regarding the performance of its services and that its services will not infringe on third party intellectual rights. There have been no significant events related to such representations and warranties in which the Company believes the outcome could result in losses or penalties in the future.

NOTE 4—STOCKHOLDERS' EQUITY

  Authorized Stock

        On June 2, 2017, the Company filed their initial articles of incorporation, authorizing the issuance of up to 10,000,000 shares of common stock with a par value of $0.0001. On November 29, 2017, the Company's shareholders authorized an increase of 5,000,000 shares of common stock so that the total number of shares for all classes of stock would be a total of 15,000,000 shares. On November 29, 2017, the Company amended its articles of incorporation to achieve a 1:100 stock split, and all share and par value amounts have been restated to reflect this stock split.

        The holders of the Company's common stock are entitled to one vote per share.

  Exchangeable Common Stock

        The common stock issued to investors in a series of private placements sold during the period December 2017 through December 2018 included an exchangeability feature ("Exchangeable Common Stock"). The holders of the Exchangeable Common Stock were permitted to exchange their stock for shares of any stock issued in a follow-on financing event of a minimum of $5,000,000 to certain qualified investors ("Exchangeable Financing Event"). To the extent that the shares issued in the Exchangeable Financing Event were issued at less than $1.75 per share, in the exchange, pursuant to the terms of the respective stock purchase agreements for the holders of the Exchangeable Common Stock, the holder would receive additional shares on a weighted average basis. To the extent the Exchangeable Financing Event shares were issued at $1.75 or more, the shares would exchange at a one to one ratio. As of November 6, 2019, an Exchangeable Financing Event has not yet occurred.

TARA-17

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 4—STOCKHOLDERS' EQUITY (Continued)

        On December 29, 2017, the Company received gross proceeds of $4,000,000 in connection with a private placement for the issuance of 1,600,000 shares of its Exchangeable Common Stock at a price of $2.50 per share. The Company did not issue the share certificates for this private placement until 2018 and as such, the $4,000,000 of gross proceeds was recorded as Exchangeable Common Stock to be issued as of December 31, 2017. On January 2, 2018, the Company received an additional $150,000 for this private placement. On January 22, 2018, the Company determined that this Exchangeable Common Stock to be issued and the $150,000 of proceeds received would be settled with the issuance of 2,371,428 shares of Exchangeable Common Stock, representing a share price of $1.75 per share.

        On April 30, 2018, the Company completed a private placement of 485,714 shares of its exchangeable common stock at a price of $1.75 per share for gross proceeds of $850,000, of which $20,000 were received in October of 2017 and were recorded as a subscription payable as of December 31, 2017.

        On May 31, 2018, the Company completed a private placement of 12,000 shares of its exchangeable common stock at a price of $1.75 per share for gross proceeds of $21,000.

        On September 6, 2018, the Company completed a private placement of 285,715 shares of its exchangeable common stock at a price of $1.75 per share for gross proceeds of $500,000.

        On December 31, 2018, the Company completed a private placement of 1,857,142 shares of its exchangeable common stock at a price of $1.75 per share for gross proceeds of $3,249,998.

        On September 23, 2019, the Company completed a placement of 362,318 shares of its exchangeable common stock at a price of $1.38 per share for gross proceeds of $499,999.

  Fair Value of Common Stock

        The Company's common stock does not trade. Restricted stock issued in 2017 was valued based upon the fair value of services provided, or $1.80 per share, which was deemed to be the value input most readily determinable in determining fair value. In order to determine the fair value of its common stock starting in 2018, the Company utilized a third party valuation consultant to prepare an analysis, the principal assumptions of which are outlined below. The results of this analysis were utilized as inputs to determine the fair value of stock options.

        A valuation was performed utilizing the subject company transaction approach, which consisted of examining prior transactions of the Company. Between April 2018 and December 2018, the Company sold its Exchangeable Common Stock to third parties and insiders at a price of $1.75 per share. The issue price of the Exchangeable Common Stock provided an input to determining the fair value of the common stock (without the exchangeable feature).

        The Company determined the fair value of the exchangeable feature in order to determine the fair value of its common stock (without the exchangeable feature). Utilizing both a management's discounted probability approach and a binomial simulation, the Company determined that the exchangeability feature had a fair value of $0.10 per share. As such, the fair value of the common stock was determined to be $1.65 per share. This methodology was used to value stock-based instruments issued during 2018.

TARA-18

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 5—STOCK BASED COMPENSATION

  Equity Incentive Plan

        On August 10, 2017, ArTara, its Board of Directors of the Company ("Board") and its shareholders approved the ArTara Therapeutics, Inc. 2017 Equity Incentive Plan (the '2017 Equity Incentive Plan") to enable ArTara and its affiliates to recruit and retain highly qualified personnel and to incentivize personnel for productivity and growth.

        The 2017 Equity Incentive Plan provides for the grant of a total of 2,000,000 shares for the issuance of stock options, stock appreciation rights, restricted stock and restricted stock units to among others, members of the board of directors, employees, consultants and service providers to the Company and its affiliates.

  Restricted Stock

Alan Buchman

        On September 27, 2017, pursuant to the Choline License Agreement, the Company issued to Dr. Buchman, 150,000 shares of the Company's restricted common stock. Each of the restricted shares were granted under the Company's 2017 Equity Incentive Plan and were fully vested as of the date of the grant. The restricted shares had a grant date fair value of $270,000.

        On September 27, 2017, pursuant to the Choline License Agreement, the Company issued to Dr. Buchman, 100,000 shares of the Company's restricted common stock. Each of the restricted shares were granted under the Company's 2017 Equity Incentive Plan. Each of these shares vested in twenty-four monthly installments, beginning on October 1, 2017. The restricted shares had a grant date fair value of $180,000.

Jacqueline Zummo

        On November 30, 2017, pursuant to the Zummo Employment Agreement, the Company issued to Dr. Zummo, 150,000 shares of the Company's restricted common stock, of which 50,000 shares vested on the date of the grant with the remaining shares vesting quarterly, beginning on December 1, 2017. Each of the restricted shares were granted under the Company's 2017 Equity Incentive Plan and had a grant date fair value of $270,000.

TARA-19

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 5—STOCK BASED COMPENSATION (Continued)

  Stock Options

        On May 25, 2018, the Board of Directors granted options for the purchase of 100,000 shares of the Company's common stock to members of the board of directors (50,000 shares to Scott Braunstein and 50,000 shares to Michael Soloman). Each of these options were granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. Each of these options vested in forty-eight equal monthly installments over the following four years, beginning on June 1, 2018. The options had a grant date fair value of $128,470.

        On July 12, 2018, the Board of Directors granted options for the purchase of 30,000 shares of the Company's common stock to members of the board of directors (15,000 shares to Scott Braunstein and 15,000 shares to Michael Soloman). Each of these options were granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. Each of these options vested as to two over forty-eight of the underlying shares on the anniversary of the date of the grant and vests as to the remainder of the underlying shares in forty-six equal monthly installments over a forty-six month period, beginning on July 12, 2018. The options had a grant fair value of $38,530.

        On July 12, 2018, pursuant to the Zummo Employment Agreement, the Board of Directors granted an option for the purchase of 100,000 shares of the Company's common stock to Dr. Zummo. The option, which was granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. The option vests equally in forty-eight equal monthly installments over the following four years, beginning on August 1, 2018. The option had a grant date fair value of $128,430.

        On September 13, 2018, pursuant to the Choline License Agreement, the Board of Directors granted an option for the purchase of 43,038 shares of the Company's common stock to Dr. Buchman. The option, which was granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. The option was fully vested as of the date of the grant. The option had a grant date fair value of $63,094.

        On September 13, 2018, pursuant to the Choline License Agreement, on September 13, 2018, the Board of Directors granted an option for the purchase of 28,692 shares common stock to Dr. Buchman. The option, which was granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. The first 8,438 option shares vested on the date of the grant and the remainder of the underlying shares vests in twelve equal monthly installments over the following year, beginning on October 1, 2018. The option had a fair value of $42,062.

        On September 13, 2018, the Board of Directors granted an option for the purchase of 2,500 shares of the Company's common stock to an employee. The option was granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. The option vests in forty-eight equal monthly installments over the following four years, beginning on October 1, 2018. The option had a grant date fair value of $3,214.

TARA-20

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 5—STOCK BASED COMPENSATION (Continued)

        On October 1, 2018, the Board of Directors granted an option for the purchase of 65,000 shares of the Company's common stock to Luke Beshar, a member of the board of directors. The option was granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. The first 4,062 option shares vested on the date of the grant and the remainder of the underlying shares vests in forty-five equal monthly installments over the following forty-five months. The option had a grant date fair value of $83,480.

        On December 4, 2018, the Board of Directors granted an option for the purchase of 155,000 shares of the Company's common stock to members of the board of directors (35,000 to Luke Beshar, 35,000 Michael Soloman, and 85,000 to Scott Braunstein). Each of these options were granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. Each of these options vested in forty-eight equal monthly installments over the following four years, beginning on January 1, 2019. The options had a grant date fair value of $198,665.

        On December 4, 2018, pursuant to the Zummo Employment Agreement, the Board of Directors granted an option for the purchase of 50,000 shares of the Company's common stock to Dr. Zummo. The option, which was granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. The option vested in forty-eight equal monthly installments over the following four years, beginning on January 1, 2019. The option had a grant date fair value of $64,085.

        On December 24, 2018, the Board of Directors granted an option for the purchase of 65,000 shares of the Company's common stock to Roger Garceau, a member of the board of directors. The option was granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. The option vested in forty-eight equal monthly installments over the following four years, beginning on January 1, 2019. The option had a grant date fair value of $83,311.

        The Company determined the fair value of stock options granted based upon the assumptions as provided below.

For the Year Ended December 31, 2018
Stock price	$1.65
Exercise price	$1.75
Dividend yield	0%
Expected volatility	97%
Risk-Free interest rate	2.55% - 2.90%
Expected life (in years)	6.02 - 10.0

TARA-21

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 5—STOCK BASED COMPENSATION (Continued)

        Following is a summary of stock option activities for the year ended December 31, 2018:

	Options	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding 1/1/2018	—	—	—	—	—
Granted	639,230	1.39	1.75	—	—

Outstanding 12/31/18	639,230	$1.39	$1.75	9.72	$—

Exercisable as of 12/31/18	92,832	$1.49	$1.75	9.62	$—

        The fair value of stock options is amortized on a straight line basis over the requisite service periods of the respective awards. As of December 31, 2018, the unamortized value of stock options was $727,131. As of December 31, 2018, the weighted average remaining amortization period was 3.68 years.

  Summary of Stock Based Compensation Expense

        The following tables summarize total stock-based compensation costs recognized:

	For the Year Ended December 31,	For the Period from June 2, 2017 (inception) through December 31,
	2018	2017
Restricted Stock	$105,000	$540,000
Stock options	163,684	—

Total	$268,684	$540,000

        Stock based compensation expense was reflected within the statements of operations as:

	For the Year Ended December 31,	For the Period from June 2, 2017 (inception) through December 31,
	2018	2017
Research and development	$231,259	$540,000
General and administrative	37,425	—

Total	$268,684	$540,000

TARA-22

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 6—INCOME TAXES

        Federal and State Income tax expense is as follows:

	For the Year Ended December 31,	For the Period from June 2, 2017 (inception) through December 31,
	2018	2017
Current
Federal	$—	$—
State	—	—

Total current	—	—

Deferred
Federal	887,072	148,271
State	511,122	85,432

Total deferred	1,398,195	233,703

Change in valuation allowance	(1,398,195)	(233,703)

Total Income Tax Expense (Benefit)	$—	$—

        Deferred income taxes, if applicable, are provided for the differences between the basis of assets and liabilities for financial reporting and income tax purposes.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

	For the Year Ended December 31,	For the Period from June 2, 2017 (inception) through December 31,
	2018	2017
Deferred tax assets:
Net operating loss carry forwards	$1,357,574	$44,426
Organization costs/legal fees	9,802	10,537
Stock option expense	49,372	—
Restricted stock expense	213,495	178,740
Charitable contributions	1,655	—
Valuation allowance	(1,631,898)	(233,703)

Net deferred tax asset	$—	$—

TARA-23

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 6—INCOME TAXES (Continued)

        A reconciliation of the provision for income taxes with the amounts computed by applying the statutory Federal income tax to income before provision for income taxes is as follows:

	For the Year Ended December 31,	For the Period from June 2, 2017 (inception) through December 31,
	2018	2017
U.S. federal statutory rate	(21.0)%	(34.0)%
State taxes, net of federal benefit	(12.1)%	(10.1)%
Option expense	0.1%	—
Meals	0.1%	—
Change in future federal rate	—	11.0%
Change in valuation allowance	32.9%	33.1%

Effective tax rate	—%	—%

        The U. S. Tax Cuts and Jobs Act (the "Tax Act") was enacted on December 22, 2017 and introduced significant changes to U.S. income tax law. Among other things, the Tax Act reduced the US statutory corporate income tax rate to 21% effective January 1, 2018. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Consequently, the Company has recorded a decrease in its deferred tax assets of $77,666 with an increase in the corresponding income tax valuation allowance for the period from June 2, 2017 (Inception) through December 31, 2017.

        As of December 31, 2018, for U.S. federal and state income tax reporting purposes, the Company has approximately $4.1 million of unused net operating losses ("NOLs") available for carry forward to future years. The 2018 federal and New York City NOLs may be carried forward indefinitely, but utilization will be subject to an annual deduction limitation of 80% of taxable income. These 2018 losses will not be allowed to be carried back. The 2018 state NOLs may be carried forward through the year 2037 and may be applied against future taxable income. The 2017 federal and New York City NOLs will begin to expire during the year ended December 31, 2037. Because United States tax laws limit the time during which NOL carry forwards may be applied against future taxable income, the Company may be unable to take full advantage of its NOLs for federal income tax purposes when the Company does generate taxable income. Further, the benefit from utilization of NOL carry forwards could be subject to limitations due to material ownership changes that could occur as the Company continues to issue additional shares of common stock pursuant to its capital raising plans. Based on such limitations, the Company has significant NOLs for which realization of tax benefits is uncertain. As of December 31, 2018, the Company believes that there have been no such ownership changes that would give rise to a material NOL carry forward limitation.

        The Company remains subject to examination by tax authorities for tax years 2017 through 2018. The Company has identified its federal tax return and its state tax return in New York state and New York City as its "major" tax jurisdictions.

        Based on a history of cumulative losses at the Company and the results of operations for the year ended December 31, 2018 and the period from June 2, 2017 (inception) to December 31, 2017, the Company determined that it is more likely than not that it will not realize benefits from the deferred tax assets. The Company will not record income tax benefits in the financial statements until it is

TARA-24

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 6—INCOME TAXES (Continued)

determined that it is more likely than not that the Company will generate sufficient taxable income to realize the deferred income tax assets. As a result of the analysis, the Company determined that a full valuation allowance against the deferred tax assets was required. As of December 31, 2018 and 2017, the Company has recorded a valuation allowance of $1.4 million and $0.2 million, respectively.

        As of December 31, 2018 and 2017, management does not believe that the Company has any material uncertain tax positions that would require it to measure and reflect the potential lack of sustainability of a position on audit in its consolidated financial statements. The Company will continue to evaluate its uncertain tax positions in future periods to determine if measurement and recognition in its financial statements is necessary. The Company does not believe there will be any material changes in its unrecognized tax positions over the next year.

NOTE 7—SUBSEQUENT EVENTS

  Issuance of Stock Options

        On February 1, 2019, the Board of Directors granted an option for the purchase of 200,000 shares of the Company's common stock to an employee. The option was granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. The option vested in forty-eight equal monthly installments over the following four years, beginning on March 1, 2019. The option had a grant date fair value of $273,760.

        On April 29, 2019, the Board of Directors granted options for the purchase of 248,500 shares of the Company's common stock to members of the board of directors (55,000 shares to Luke Beshar, 82,500 shares to Scott Braunstein, 55,000 to Michael Soloman, and 55,000 to Roger Garceau). Each of these options were granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. Each of these options vested in forty-eight equal monthly installments over the following four years, beginning on May 1, 2019. The options had a grant date fair value of $340,146.

        On September 17, 2019, the Board of Directors granted an option for the purchase of 15,000 shares of the Company's common stock to an employee. The option was granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. The option vested in forty-eight equal monthly installments over the following four years, beginning on September 1, 2019. The option had a grant date fair value of $20,415.

        On September 17, 2019 pursuant to the Zummo Employment Agreement, the Board of Directors granted an option for the purchase of 50,000 shares of the Company's common stock to Dr. Zummo. The option, which was granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. The first 21,875 options vested on the date of the grant and the remainder of the underlying shares vests in twenty-seven equal monthly installments over the following twenty-seven months, beginning on October 1, 2020.

Merger Agreement

        On September 23, 2019, the Company entered into an agreement and plan of merger and reorganization (the "Merger Agreement") with Proteon Therapeutics Inc. ("Proteon") and REM 1 Acquisition, Inc., a wholly owned subsidiary of Proteon ("Merger Sub"). Merger Sub will be merged into ArTara, and ArTara will be merged into Proteon with the Company surviving the merger as a

TARA-25

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Consolidated Financial Statements (Continued)

NOTE 7—SUBSEQUENT EVENTS (Continued)

wholly owned subsidiary of Proteon. The transaction will be accounted for as a reverse merger business combination, with the Company being treated as the acquirer for accounting purposes. Pursuant to the Merger Agreement, Proteon will effect a name change to ArTara Therapeutics, Inc., and will list its securities on The Nasdaq Capital Market under the symbol "TARA". Following the completion of the merger, the newly combined company will be led by Mr. Jesse Shefferman, who will serve as the Chief Executive Officer and a board member, and six other board members, five of which are expected to be designated by the Company and one by Proteon. In connection with the closing of the Merger Agreement and the planned private placement, the holders of the Exchangeable Common Stock will waive their right to exchange their shares into any class of stock other than common.

Private Placement

        Immediately following the consummation of the Merger Agreement with Proteon, the Company intends to close on a private placement of $42,500,000 through the sale of Proteon common stock and/or Proteon Series 1 Convertible Non-Voting Preferred Stock. Immediately after the private placement, all of Proteon's outstanding Series A Convertible Preferred Stock will be automatically converted into Proteon common stock.

Employment Agreement

Jesse Shefferman

        On November 5, 2019, Jesse Shefferman, the Company's Chief Executive Officer ("CEO"), entered into an employment agreement with the Company. Pursuant to the terms of the employment agreement, Mr. Shefferman will earn a base salary of $365,000, is eligible for ArTara's benefit programs, vacation benefits and medical benefits, and is entitled to an annual discretionary bonus of $127,750. Additionally, Mr. Shefferman is entitled to a special, one-time bonus of $100,000 upon completion of the Merger.

        Mr. Shefferman's employment agreement further provides that upon the closing of the Merger, Mr. Shefferman's annual base salary will increase to $510,000, that he will become entitled to a discretionary bonus equal to 50% of his annual base salary and the post-merger board of directors is expected to grant to Mr. Shefferman an option to purchase the greater of 222,500 shares or the number of shares equal to 9.0% of the Company's fully-diluted, pro-forma shares on an as-converted basis giving consideration to the anticipated reverse split and adjustments to exchange ratio and closing cash, of the Company's common stock at the fair market value as determined by the Board as of the date of grant. Under his employment agreement, Mr. Shefferman is also eligible for pay continuation upon the termination of his employment under certain circumstances.

        Mr. Shefferman's employment agreement will remain effective following the consummation of the Merger Agreement.

TARA-26

ARTARA THERAPEUTICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	September 30, 2019	December 31, 2018
	(unaudited)
Assets
Current assets:
Cash	$1,698,506	$5,549,952
Prepaid expenses and other current assets	95,967	41,007

Total current assets	1,794,473	5,590,959
Property and equipment, net	429,138	—

Total assets	$2,223,611	$5,590,959

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$197,067	$349,306
Accrued expenses	1,741,636	464,414

Total current liabilities	1,938,703	813,720
Commitments and Contingencies
Stockholders' Equity
Common Stock, $0.0001 par value, authorized 15,000,000 shares:
Common Stock, 8,400,000 common shares issued and outstanding as of September 30, 2019 and December 31, 2018.	840	840
Exchangeable Common Stock, 5,374,317 and 5,011,999 exchangeable common shares issued and outstanding as of September 30, 2019 and December 31, 2018, respectively.	538	502
Additional Paid in Capital	10,546,787	9,728,340
Accumulated Deficit	(10,263,257)	(4,952,443)

Total Stockholders' Equity	284,908	4,777,239

Total Liabilities and Stockholders' Equity	$2,223,611	$5,590,959

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TARA-27

ARTARA THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	For the Nine Months Ended September 30,
	2019	2018
Operating expense:
General & Administrative	$2,147,635	$468,935
Research & Development	3,163,179	2,369,742

Total operating expenses	5,310,814	2,838,677

Operating loss	(5,310,814)	(2,838,677)

Net Loss	$(5,310,814)	$(2,838,677)

Weighted Average Shares Outstanding	13,422,694	10,894,574

Net loss per share	$(0.40)	$(0.26)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TARA-28

ARTARA THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(unaudited)

			Exchangeable Common Stock
	Common Stock				Exchangeable Common Stock to be issued
						Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	8,400,000	$840	5,011,999	$502	—	$9,728,340	$(4,952,443)	$4,777,239
Issuance of exchangeable common stock in September capital raise	—	—	362,318	36	—	499,963	—	499,999
Stock-based compensation—stock options	—	—	—	—	—	250,984	—	250,984
Stock-based compensation—restricted stock	—	—	—	—	—	67,500	—	67,500
Net Loss	—	—	—	—	—	—	(5,310,814)	(5,310,814)

Balance, September 30, 2019	8,400,000	$840	5,374,317	$538	$—	$10,546,787	$(10,263,257)	$284,908

Balance at January 1, 2018	8,400,000	$840	—	$—	$4,000,000	$689,160	$(706,858)	$3,983,142
Issuance of exchangeable common stock upon settlement of exchangeable common stock to be issued	—	—	2,371,428	237	(4,000,000)	4,149,763	—	$150,000
Issuance of exchangeable common stock in April capital raise	—	—	485,714	49	—	849,951	—	850,000
Issuance of exchangeable common stock in May capital raise	—	—	12,000	1	—	20,999	—	21,000
Issuance of exchangeable common stock in September capital raise	—	—	285,715	29	—	499,971	—	500,000
Stock-based compensation—stock options	—	—	—	—	—	138,139	—	138,139
Stock-based compensation—restricted stock	—	—	—	—	—	82,500	—	82,500
Net loss	—	—	—	—	—	—	(2,838,677)	(2,838,677)

Balance, September 30, 2018	8,400,000	$840	3,154,857	$316	$—	$6,430,483	$(3,545,535)	$2,886,104

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TARA-29

ARTARA THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Nine Months Ended September 30,
	2019	2018
Cash flows from operating activities:
Net loss	$(5,310,814)	$(2,838,677)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	318,484	220,639
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(54,960)	(17,187)
Accounts payable	(152,239)	215,149
Accrued expenses	1,277,222	60,007

Net cash used in operating activities	(3,922,307)	(2,360,069)

Cash flows from investing activities:
Purchase of property and equipment	(429,138)	—

Net cash used in investing activities	(429,138)	—

Cash flows from financing activities:
Proceeds from private placements	499,999	1,501,000

Net cash provided by financing activities	499,999	1,501,000

Net decrease in cash	(3,851,446)	(859,069)
Cash—beginning of year	5,549,952	4,042,896

Cash—end of year	$1,698,506	$3,183,827

Non-cash financing and investing activities:
Shares issued for subscription payable	$—	$20,000

Issuance of Exchangeable Common Stock	$—	$4,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TARA-30

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1—BUSINESS, GOING CONCERN AND CAPITAL RESOURCES

  Overview

        ArTara Therapeutics, Inc., a Delaware corporation ("ArTara"), was formed on June 2, 2017 (inception), and is headquartered in New York, New York. On March 23, 2018, ArTara formed ArTara Tx Australia PTY LTD ("ArTara Tx Australia"), a New South Wales domiciled company, as its wholly owned subsidiary. ArTara Tx Australia is currently an inactive company. ArTara and ArTara Tx Australia are referred to as the "Company".

        ArTara is a late-stage, rare-diseases drug development company focused on building a portfolio of late-stage, de-risked, rare disease assets which will provide the infrastructure and networks necessary to be a leader as emerging technologies mature. The Company is preparing manufacturing and data-collection for its lead program, TARA-002.

  Going Concern, Capital Resources and Management Plans

        As of September 30, 2019 and December 31, 2018, the Company's cash on hand was $1,698,506 and $5,549,952, respectively. The Company has not generated revenues since its inception and has incurred net losses of $5,310,814 and $2,838,677 for the nine months ended September 30, 2019 and 2018, respectively. Since inception, the Company has met its liquidity requirements principally through the private placement of its common stock.

        As of September 30, 2019, the Company had a working capital deficit of $144,230 and stockholder's equity of $284,908.

        On September 23, 2019, the Company received gross proceeds of $499,999 for a private placement.

        During the nine months ended September 30, 2019, cash flows used in operating activities were $3,922,307, consisting primarily of a net loss of $5,310,814, which includes non-cash stock-based compensation charges of $318,484.

        The Company is principally engaged in research and developments activities and therefore expects to continue incurring losses for the foreseeable future. Management's plans include seeking to procure additional funds through debt and equity financings.

        The Company's ability to continue its operations and to pay its obligations when they become due is contingent upon the Company obtaining additional financing.

        There are no assurances that the Company will be able to raise capital on terms acceptable to the Company or at all, or that cash flows generated from its operations will be sufficient to meet its current operating costs. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned research and development efforts, which could harm its financial condition and operating results, or it may not be able to continue to fund its ongoing operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern to sustain operations for at least one year from the issuance of these condensed consolidated financial statements. The accompanying condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

TARA-31

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2018 and related notes thereto included in this registration statement filed with the United States Securities and Exchange Commission ("SEC").

  Principles of Consolidation

        The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in the accompanying condensed consolidated financial statements.

  Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also that affect the amount of expenses reported for each period. Actual results could differ from those which result from using such estimates. Management also utilizes various other estimates, including but not limited to income tax expense, the valuation of deferred tax assets, determining the fair value of the Company's Common Stock, and the valuation of securities underlying stock-based compensation. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes become evident. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

  Cash

        The Company considers all highly liquid instruments with an original maturity of three months or less when acquired to be cash equivalents.

  Property and Equipment

        Property and equipment is recorded at cost. Major property additions, replacements, and betterments are capitalized, while maintenance and repairs that do not extend the useful lives of an asset or add new functionality are expensed as incurred. Property and equipment not placed into service is not depreciated until such time that it is placed into service. Depreciation is recorded using the straight-line method over the respective estimated useful lives of the Company's assets.

TARA-32

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Net Loss per Common Share

        Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding, plus the impact of common shares, if dilutive, resulting from the exercise of outstanding stock options.

        The following securities are excluded from the calculation of weighted average dilutive common shares because their inclusion would have been anti-dilutive:

	September 30,
	2019	2018
Stock options	1,151,730	304,230

Total potentially dilutive shares	1,151,730	304,230

  Concentrations of Credit Risk

        Financial instruments which potentially subject the Company to concentrations of credit risk consists principally of cash amounts on deposit with financial institutions. At times, the Company's cash in banks is in excess of the Federal Deposit Insurance corporation ("FDIC") insurance limit. The Company has not experienced any loss as a result of these deposits.

  Stock-Based Compensation

        The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation—Stock Compensation" ("ASC 718"). ASC 718 establishes accounting for stock-based awards exchanged for employee and consultant services. Under the provisions of ASC 718, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employee's requisite service period (generally the vesting period of the equity grant). The fair value of the Company's stock options are estimated using the Black Scholes option-pricing model with the following assumptions: fair value of the Company's Common Stock, expected volatility, dividend rate, risk free interest rate and the expected life. The Company calculates the expected volatility using the historical volatility for a pool of peer companies over the most recent period equal to the expected term and evaluates the extent to which available information indicate that future volatility may differ from historical volatility. The expected dividend rate is zero as the Company does not expect to pay or declare any cash dividends on its common stock. The risk-free rates for the expected terms of the stock options are based on the U.S. Treasury yield curve in effect at the time of the grant. The Company has not experienced significant exercise activity on stock options. Due to the lack of historical information, the Company determined the expected term of its stock option awards issued using the simplified method. The simplified method assumes each vesting tranche of the award has a term equal to the midpoint between when the award vests and when the award expires. Restricted stock awards generally vest over the requisite service periods with typical amortization periods of 24 months (vesting on a straight-line basis). The fair value of a stock award is equal to the fair market value of a share of the Company's common stock on the grant date. The Company accounts for the forfeiture of equity awards as they occur.

TARA-33

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Leases

        The Company has one office lease. The Company amortizes the total lease costs on a straight line basis over the minimum lease term.

  Research and Development Costs

        Research and development costs are expensed as incurred. These expenses include the costs of our proprietary research and development efforts, as well as costs incurred in connection with certain licensing arrangements. Before a compound receives regulatory approval, the Company records upfront and milestone payments made to third parties under licensing arrangements as expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a compound receives regulatory approval, the Company records any milestone payments in identifiable intangible assets, less accumulated amortization and, unless the asset is determined to have an indefinite life, the Company amortizes the payments on a straight-line basis over the remaining agreement term or the expected product life cycle, whichever is shorter.

        For the nine months ended September 30, 2019 and 2018, the Company incurred $3,163,179 and $2,369,742 in research and development costs, respectively.

  Recent Accounting Pronouncements Adopted

        In February 2016, the FASB issued ASU 2016-02—Leases (Topic 842) ("ASU-2016-02"), which requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor, and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The Company adopted ASU 2016-02 on January 1, 2019 and has determined that since its lease has a term of less than one year, that this guidance had no effect on its condensed consolidated financial statements and related disclosure.

        In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements, to makes changes to a variety of topics to clarify, correct errors in, or make minor improvements to the Accounting Standards Codification. Certain items of the amendments in ASU 2018-09 will be effective for the Company in annual periods beginning after December 15, 2018. The Company adopted ASU 2018-09 on January 1, 2019 and has determined that this guidance had no effect on the condensed consolidated financial statements.

TARA-34

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Subsequent Events

        The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to November 6, 2019, the date that the financial statements were available to be issued. Other than as described in Note 9, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

NOTE 3—MERGER WITH PROTEON

Merger Agreement

        On September 23, 2019, the Company entered into an agreement and plan of merger and reorganization (the "Merger Agreement") with Proteon Therapeutics Inc. ("Proteon") and REM 1 Acquisition, Inc., a wholly owned subsidiary of Proteon ("Merger Sub"). Merger Sub will be merged into ArTara, and ArTara will be merged into Proteon with the Company surviving the merger as a wholly owned subsidiary of Proteon. The transaction will be accounted for as a reverse merger, with the Company being treated as the acquirer for accounting purposes. Pursuant to the Merger Agreement, Proteon will effect a name change to ArTara Therapeutics, Inc., and will list its securities on The Nasdaq Capital Market under the symbol "TARA". Following the completion of the merger, the newly combined company will be led by Mr. Jesse Shefferman, who will serve as the Chief Executive Officer and a board member, and six other board members, five of which are expected to be designated by the Company and one by Proteon. In connection with the closing of the Merger Agreement and the planned private placement, the holders of the Exchangeable Common Stock will waive their right to exchange their shares into any class of stock other than common.

NOTE 4—PROPERTY AND EQUIPMENT

        During the nine months ended September 30, 2019, the Company purchased $429,138 of equipment for the storage and planned production of its drug and drug components. The equipment purchased was not yet placed into service as of September 30, 2019, and therefore has not begun to be depreciated. As of September 30, 2019, the gross value of the equipment was $429,138.

NOTE 5—ACCRUED EXPENSES

        Included within the Company's accrued expenses on the condensed consolidated financial statements are:

	As of,
	September 30, 2019	December 31, 2018
Legal Expenses	$611,840	$8,784
Research and Development Obligations	1,050,000	400,000
Other	79,796	55,630

Total	$1,741,636	$464,414

TARA-35

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 6—COMMITMENTS

  Lease Agreements

        On April 1, 2019, the Company entered into a lease agreement for additional office space for monthly rent of $4,338. On July 1, 2019, the Company negotiated a simultaneous new lease and termination of existing leases for the period July 1, 2019 through March 31, 2020, at a monthly rent of $15,300.

        Rent expense for the nine months ended September 30, 2019 and 2018 was $84,262 and $26,275, respectively.

        Total future minimum payments required under the lease agreement are as follows:

For the Years Ending December 31,	Amount
2019 (three months)	$45,900
2020	45,900

Total	$91,800

  Employment and Director Agreements

Jacqueline Zummo

        On November 10, 2017, the Company entered into an employment agreement (the "Zummo Employment Agreement") with Jacqueline Zummo for Dr. Zummo to serve as the Company's Head of Operations and Medical Affairs. The Zummo Employment Agreement provides for an initial base salary that is subject to a further increase based upon the Company achieving a certain future capital raising goal. Additionally, the Zummo Employment Agreement provides that Dr. Zummo is eligible to receive cash bonus compensation and equity based awards. (See below).

        Pursuant to the Zummo Employment Agreement, Dr. Zummo received a grant of restricted common stock (the "2017 Zummo Restricted Stock Grant") which represented one and one-half percent (1.5%) of the shares of common stock outstanding at the date of grant. The 2017 Zummo Restricted Stock Grant was for 150,000 shares of common stock. Furthermore, Dr. Zummo was entitled to receive an option to purchase additional shares such that the total number of the shares under the 2017 Zummo Restricted Stock Grant and shares under the option would represent one and one-half percent (1.5%) of the total shares outstanding as of the date that the Company's aggregate equity capital raised exceeds $5,000,000 (the "Zummo Top Off Option").

        On April 30, 2018, the Company's aggregate equity capital raises reached $5,000,000. On September 17, 2019, the Company issued to Dr. Zummo the Zummo Top Off Option to purchase 46,535 shares (See Note 8). The obligation to issue the Zummo Top Off Option was determined to be an equity-based instrument. On September 17, 2019, the grant date, the award was authorized by the board of directors.

TARA-36

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 6—COMMITMENTS (Continued)

  Product License and Clinical Services Agreements

Alan L. Buchman and Choline License Agreement

        On September 27, 2017, the Company entered into a license agreement (the "Choline License Agreement") with Alan L. Buchman ("Dr. Buchman"). Pursuant to the Choline License Agreement, the Company received from Dr. Buchman the license rights in and to the "Licensed Orphan Designations", the "Licensed IND", "Existing Study Data" and the "Licensed Know-How" for one or more of the licensed indications. In consideration for the rights and licenses granted, Dr. Buchman received a payment of $50,000 on October 2, 2017, and license payments of $50,000 and $50,000 on December 12, 2018 and January 8, 2019, respectively, upon the Company meeting the criteria for certain meetings to be held with the Federal Drug Administration (the "FDA"). Pursuant to the Choline License Agreement, upon the Company receiving $5,000,000 in cumulative funding (as defined), Dr. Buchman would be entitled to an additional lump sum of $400,000 if the funds are received by April 15, 2019 and a one-time payment of $600,000 if the funds are received by October 15, 2019. If the funds are not received by October 15, 2019, the Company shall pay its $600,000 obligation by providing Dr. Buchman $50,000 on each six month anniversary beginning on October 15, 2019, until the $600,000 is paid or earlier, upon having met the $5,000,000 in cumulative funding. As of September 30, 2019 and December 31, 2018, the Company included $600,000 and $450,000 within accrued expenses on the Company's condensed consolidated balance sheets for this obligation, respectively. On October 2, 2019, the Company made a payment of $50,000 to Dr. Buchman.

        As part of the consideration for the Choline License Agreement, the Company issued 250,000 shares of the Company's restricted common stock, representing approximately two and one-half percent (2.5%) of the Company's capital stock on a fully-diluted basis (the "Choline Stock Grant"). Furthermore, Dr. Buchman was entitled to receive an option to purchase additional shares such that the total number of shares under the Choline Stock Grant and the shares under the option would represent 2.5% of the total shares outstanding as of the date that the Company's aggregate equity capital raised exceeds $5,000,000 (the "Choline Top Off Option").

        On April 30, 2018, the Company's aggregate equity capital raises reached $5,000,000. Thereupon, on September 13, 2018, the Company issued to Dr. Buchman the Choline Top Off Option to purchase 71,730 shares of common stock.

        During the nine months ended September 30, 2019 and 2018, the Company recorded R&D expense of $200,000 and $0, respectively, in connection with obligations under the Choline License Agreement.

TARA-37

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 6—COMMITMENTS (Continued)

The Feinstein Institute for Medical Research

        On December 22, 2017, the Company entered into an agreement (the "Feinstein Agreement") with The Feinstein Institute for Medical Research (the "Feinstein Institute"), a not-for-profit corporation with 50 research labs and 2,500 clinical research studies. Pursuant to the Feinstein Agreement, the Company would acquire an exclusive license relating to treatment of fatty liver diseases in humans for which Choline may be an effective therapeutic. In consideration for the rights and license granted, the Feinstein Institute would receive a royalty of one percent (1%) of the first one hundred million dollars ($100,000,000) of net sales and a royalty of one and one-half percent (1.5%) of all net sales thereafter. In addition, the Company would pay the Feinstein Institute twelve and one-half percent (12.5%) of net proceeds resulting from agreements entered within 2 years from the Effective Date, and seven and one-half percent (7.5%) of net proceeds resulting from agreements entered into thereafter. Pursuant to the Feinstein Agreement additional payments would be due to the Feinstein Institute for license maintenance payments and for meeting milestone events.

        During the nine months ended September 30, 2019 and 2018, the Company recorded Research and Development expense of $0 and $1,085, respectively.

The University of Iowa

        On November 28, 2018, the Company entered into a sponsored research and license agreement (the "Iowa Agreement") with the University of Iowa. Pursuant to the Iowa Agreement, the University of Iowa which is engaged in clinical research to improve the diagnosis and treatment of lymphangioma using a pharmaceutical product (Ok-432) would assist the Company in collecting case reports forms, source data, and safety data available to the University of Iowa in support of the development of the Company's proprietary Streptococcus Pyogenes investigational product, TARA-002. During the term of the services, the Company would pay the University of Iowa thirty thousand dollars ($30,000) per year to fund the project, plus additional amounts upon the realization of certain milestones. More specifically, upon forty-five (45) days of an approval of the TARA-002 by the FDA, the Company would pay up to $1,750,000 to the University of Iowa for meeting their milestones. Furthermore, the Company would pay the University of Iowa royalties of up to 1.75% for net sales ranging from $0—$25,000,000, 2.25% for net sales ranging from $25,000,000+ to $50,000,000, and 2.50% for net sales of $50,000,000+. Pursuant to the Iowa Agreement, the University of Iowa would be entitled to additional payments for annual net sales payments as per the following milestones. For annual net sales of product up to $25,000,000; $62,500; for annual net sales of product of up to $50,000,000; $62,500; and for annual net sales of product of up to $100,000; $125,000.

        During the nine months ended September 30, 2019 and 2018, the Company recorded Research and Development expense of $22,500 and $0, respectively.

TARA-38

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 6—COMMITMENTS (Continued)

Chugai Pharmaceutical Co., LTD

        On June 17, 2019, the Company entered into an agreement (the "Chugai Pharmaceutical Agreement") with Chugai Pharmaceutical Co., LTD ("Chugai"), a drug manufacturing firm with offices and operations in Japan. Pursuant to the Chugai Pharmaceutical Agreement, Chugai would help the Company in its goals to develop and commercialize a therapeutic product (the "New Product") which is comparable to the Chugai existing therapeutic product (the "Existing Product"). In addition, the Company would be entitled to the use of Chugai materials and technical support as necessary. The Company is obligated to Chugai for certain payments upon the completion of agreed upon milestones. The Company has agreed to pay Chugai a portion for performance beginning in 2020, and the remaining majority of the payments will come upon the FDA's approval of the product.

        During the nine months ended September 30, 2019 and 2018, the Company recorded Research and Development expense of $500,000 and $0, respectively.

Temporary Employment Agreement

        On December 6, 2018, the Company entered into a temporary employment agreement (the "Temporary Employment Agreement") with an individual who assists with certain corporate development activities. Pursuant to the Temporary Employment Agreement, the individual is entitled to receive an annual base salary of $90,000. In addition, the individual would be entitled to a performance-based success fee which would be adjusted based on amounts of funding achieved and timing of when such funding was received.

Other

        The Company is involved in various claims and legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate outcome of these matters would not have a material adverse impact on the financial position of the Company or the results of its operations.

        In the normal course of business, the Company enters into contracts in which it makes representations and warranties regarding the performance of its services and that its services will not infringe on third party intellectual rights. There have been no significant events related to such representations and warranties in which the Company believes the outcome could result in losses or penalties in the future.

TARA-39

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 7—STOCKHOLDERS' EQUITY

  Exchangeable Common Stock

        The common stock issued to investors in a series of private placements sold during the period December 2017 through December 2018 included an exchangeability feature ("Exchangeable Common Stock"). The holders of the Exchangeable Common Stock were permitted to exchange their stock for shares of any stock issued in a follow-on financing event of a minimum of $5,000,000 to certain qualified investors ("Exchangeable Financing Event"). To the extent that the shares issued in the Exchangeable Financing Event were issued at less than $1.75 per share, in the exchange, pursuant to the terms of the respective stock purchase agreements for the holders of the Exchangeable Common Stock, the holder would receive additional shares on a weighted average basis. To the extent the Exchangeable Financing Event shares were issued at $1.75 or more, the shares would exchange at a one to one ratio. As of November 6, 2019, an Exchangeable Financing Event has not yet occurred.

        On September 23, 2019, the Company completed a placement of 362,318 shares of its exchangeable common stock at a price of $1.38 per share for gross proceeds of $499,999.

  Fair Value of Common Stock

        The Company's common stock does not trade. In order to determine the fair value of its common stock starting in 2018, the Company utilized a third party valuation consultant to prepare an analysis, the principal assumptions of which are outlined below. The results of this analysis were utilized as inputs to determine the fair value of stock options.

        A valuation was performed utilizing the subject company transaction approach, which consisted of examining prior transactions of the Company. Between April 2018 and December 2018, the Company sold its Exchangeable Common Stock to third parties and insiders at a price of $1.75 per share. The issue price of the Exchangeable Common Stock provided an input to determining the fair value of the common stock (without the exchangeable feature).

        The Company determined the fair value of the exchangeable feature in order to determine the fair value of its common stock (without the exchangeable feature). Utilizing both a management's discounted probability approach and a binomial simulation, the Company determined that the exchangeability feature had a fair value of $0.10 per share. As such, the fair value of the common stock was determined to be $1.65 per share. This methodology was used to value stock-based instruments issued during 2018 and through September 22, 2019. After consideration of the Exchangeable Common Stock issued on September 23, 2019, at a price of $1.38 per share, this methodology, utilized a fair value of Common Stock of $1.30 per share for equity based instruments issued after August 31, 2019.

TARA-40

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 8—STOCK BASED COMPENSATION

  Equity Incentive Plan

        On August 10, 2017, ArTara, its Board of Directors of the Company ("Board") and its shareholders approved the ArTara Therapeutics, Inc. 2017 Equity Incentive Plan (the '2017 Equity Incentive Plan") to enable ArTara and its affiliates to recruit and retain highly qualified personnel and to incentivize personnel for productivity and growth.

        The 2017 Equity Incentive Plan provides for the grant of a total of 2,000,000 shares for the issuance of stock options, stock appreciation rights, restricted stock and restricted stock units to among others, members of the board of directors, employees, consultants and service providers to the Company and its affiliates.

  Stock Options

        On February 1, 2019, the Board of Directors granted an option for the purchase of 200,000 shares of the Company's common stock to an employee. This option was granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. This option vests in forty-eight equal monthly installments over the following four years, beginning on March 1, 2019. The options had a grant date fair value of $273,760.

        On April 29, 2019, the Board of Directors granted an option for the purchase of 248,500 shares of the Company's common stock to members of the board of directors (55,000 shares to Luke Beshar, 82,500 shares to Scott Braunstein, 55,000 to Michael Soloman, and 55,000 to Roger Garceau). Each of these options were granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. Each of these options vested in forty-eight equal monthly installments over the following four years, beginning on May 1, 2019. The options had a grant date fair value of $316,701.

        On September 17, 2019, the Board of Directors granted an option for the purchase of 15,000 shares of the Company's common stock to an employee. This option was granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. This option vests in forty-eight equal monthly installments over the following four years, beginning on September 1, 2019. The option had a grant date fair value of $19,082.

        On September 17, 2019 pursuant to the Zummo Employment Agreement, the Board of Directors granted an option for the purchase of 50,000 shares of the Company's common stock to Dr. Zummo. The option, which was granted under the Company's 2017 Equity Incentive Plan, had an exercise price of $1.75 per share and a term of 10 years. The first 21,875 option shares vested on the date of the grant and the remainder of the underlying share vests in twenty-seven equal monthly installments over the following twenty-seven months, beginning on October 1, 2020. The option had a grant date fair value of $62,260.

TARA-41

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 8—STOCK BASED COMPENSATION (Continued)

        The Company determined the fair value of stock options granted based upon the assumptions as provided below.

	For the nine months ended September 30,
	2019	2018
Stock price	$1.30 - $1.65	$1.65
Exercise price	$1.75	$1.75
Dividend yield	0%	0%
Expected volatility	97%	97%
Risk-Free interest rate	1.71% - 2.37%	2.79% - 2.90%
Expected life (in years)	5.58 - 6.02	6.02 - 10.0

        Following is a summary of stock option activities for the nine months ended September 30, 2019:

	Options	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding 1/1/2019	639,230	1.39	1.75	9.72	—
Granted	512,500	1.28	1.75	—	—

Outstanding 9/30/19	1,151,730	$1.29	$1.75	9.22	$—

Exercisable as of 9/30/19	291,543	$1.32	$1.75	9.11	$—

        The fair value of stock options is amortized on a straight line basis over the requisite service periods of the respective awards. As of September 30, 2019 the unamortized value of stock options was $1,099,298. As of September 30, 2019, the weighted average remaining amortization period was 3.09 years.

TARA-42

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 8—STOCK BASED COMPENSATION (Continued)

  Summary of Stock Based Compensation Expense

        The following tables summarize total stock-based compensation costs recognized:

	For the nine months ended September 30,
	2019	2018
Restricted Stock	$67,500	$82,500
Stock options	250,984	138,139

Total	$318,484	$220,639

        Stock based compensation expense was reflected within the statements of operations as:

	For the nine months ended September 30,
	2019	2018
Research and development	$175,197	$200,173
General and administrative	143,287	20,466

Total	$318,484	$220,639

NOTE 9—SUBSEQUENT EVENTS

Private Placement

        Immediately following the consummation of the Merger Agreement with Proteon, the Company intends to close on a private placement of $42,500,000 through the sale of Proteon common stock and/or Proteon Series 1 Convertible Non-Voting Preferred Stock. Immediately after the private placement, all of Proteon's outstanding Series A Convertible Preferred Stock will be automatically converted into Proteon common stock.

TARA-43

ArTara Therapeutics, Inc. and Consolidated Subsidiary

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 9—SUBSEQUENT EVENTS (Continued)

Employment Agreement

Jesse Shefferman

        On November 5, 2019, Jesse Shefferman, the Company's Chief Executive Officer ("CEO"), entered into an employment agreement with the Company. Pursuant to the terms of the employment agreement, Mr. Shefferman will earn a base salary of $365,000, is eligible for ArTara's benefit programs, vacation benefits and medical benefits, and is entitled to an annual discretionary bonus of $127,750. Additionally, Mr. Shefferman is entitled to a special, one-time bonus of $100,000 upon completion of the Merger.

        Mr. Shefferman's employment agreement further provides that upon the closing of the Merger, Mr. Shefferman's annual base salary will increase to $510,000, that he will become entitled to a discretionary bonus equal to 50% of his annual base salary and the post-merger board of directors is expected to grant to Mr. Shefferman an option to purchase the greater of 222,500 shares or the number of shares equal to 9.0% of the Company's fully-diluted, pro-forma shares on an as-converted basis giving consideration to the anticipated reverse split and adjustments to exchange ratio and closing cash, of the Company's common stock at the fair market value as determined by the Board as of the date of grant. Under his employment agreement, Mr. Shefferman is also eligible for pay continuation upon the termination of his employment under certain circumstances.

        Mr. Shefferman's employment agreement will remain effective following the consummation of the Merger Agreement.

TARA-44

Annex A

AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION

among:

PROTEON THERAPEUTICS, INC.,
a Delaware corporation;

REM 1 ACQUISITION, INC.,
a Delaware corporation; and

ARTARA THERAPEUTICS, INC.
a Delaware corporation

Dated as of September 23, 2019

A-i

A-ii

A-iii

Schedules:

Company Disclosure Schedule
Parent Disclosure Schedule

Exhibits:

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

        THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this "Agreement") is made and entered into as of September 23, 2019, by and among PROTEON THERAPEUTICS, INC., a Delaware corporation ("Parent"), REM 1 Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Proteon Merger Sub"), and ARTARA THERAPEUTICS, INC., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

        A.    Parent and the Company intend to effect a merger of Proteon Merger Sub with and into the Company (the "Merger") in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Proteon Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

        B.    The Parties desire that the Merger qualify as a "reorganization" within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and by executing this Agreement, the Parties intend to adopt this Agreement and the Contemplated Transactions as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

        C.    The Parent Board has (i) determined that the Contemplated Transactions are advisable and fair to, and in the best interests of, Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the holders of Parent Common Stock vote to approve the Parent Common Stockholder Matters.

        D.    The Proteon Merger Sub Board has (i) determined that the Contemplated Transactions are advisable and fair to, and in the best interests of, Proteon Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Proteon Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

        E.    The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable for, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Company Stockholder Matters.

        F.     Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, (a) the officers, directors and stockholders of the Company listed on Section A-1 of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit B-1 (the "Company Stockholder Support Agreement"), pursuant to which such Persons (the "Company Signatories") have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the Company Stockholder Matters and against any proposals that compete with the Contemplated Transactions, and (b) the officers and directors of the Company and each stockholder of the Company (other than those listed on Section A-2 of the Company Disclosure Schedule) expected to own more than two percent (2%) of the outstanding Parent Common Stock after the Closing and the consummation of the Private Placement are executing lock-up agreements in substantially the form attached hereto as Exhibit D (each, a "Company Lock-Up Agreement").

        G.    Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company's willingness to enter into this Agreement, (a) the officers, directors and stockholders of Parent listed on Section A-1 of the Parent Disclosure Schedule (solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B-2 (the "Parent Stockholder Support Agreement"), pursuant to which such Persons (the "Parent Signatories") have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Parent Common Stock in favor of the Parent Common Stockholder Matters and all of their shares of Parent Capital Stock against any proposals that compete with the Contemplated Transactions and (b) the persons listed on Section A-2 of the Parent Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit D (each, a "Parent Lock-Up Agreement").

        H.    Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company's willingness to enter into this Agreement, Parent shall have delivered the written consent from the holders of at least 77% of the shares of Parent Series A Preferred Stock outstanding on the record date for such written consent for the purpose of seeking approval for a proposed amendment to Parent's certificate of incorporation to effect the Parent Series A Preferred Automatic Conversion, which proposed amendment shall be effected pursuant to a certificate of amendment to Parent's certificate of incorporation that is substantially in the form attached hereto as Exhibit F and shall be executed and filed with the Secretary of State of the State of Delaware immediately prior to the Effective Time by Parent (such certificate of amendment, the "Parent Pre-Effective Time Charter Amendment"). The foregoing matters contemplated by this recital are referred to in this Agreement as the "Parent Series A Preferred Stockholder Matters".

        I.     It is expected that promptly after the Registration Statement is declared effective under the Securities Act (but in no event later than ten (10) Business Days following the effectiveness of the Registration Statement), the Company shall deliver the Company Stockholder Written Consent evidencing the Required Company Stockholder Vote.

        J.     Concurrently with the execution and delivery of this Agreement, and as a condition of the willingness of Parent to enter into this Agreement, certain investors have executed the Subscription Agreement, in the form attached hereto as Exhibit E, with Parent, pursuant to which such investors have agreed to purchase certain shares of Parent Capital Stock to be issued and sold by Parent pursuant to a private placement to be consummated immediately following the Closing, at an aggregate purchase price of no less than $40,000,000 (the "Private Placement"), subject to and in accordance with the terms of such Subscription Agreement.

AGREEMENT

        The Parties, intending to be legally bound, agree as follows:

Section 1.    DESCRIPTION OF TRANSACTION

        1.1    The Merger.     Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Proteon Merger Sub shall be merged with and into the Company, and the separate existence of Proteon Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation").

        1.2    Effects of the Merger.     The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

        1.3    Closing; Effective Time.     Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the "Closing") shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the "Closing Date." At or prior to the Closing, (i) as contemplated by Section 5.3(a)(i), the Nasdaq Reverse Split shall become effective pursuant to the terms of a proposed amendment to Parent's certificate of incorporation, which proposed amendment shall be effected pursuant to the Parent Pre-Effective Time Charter Amendment to be executed and filed with the Secretary of State of the State of Delaware immediately prior to the Effective Time by Parent, and (ii) the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Parent and the Company (the "Certificate of Merger"). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the "Effective Time").

        1.4    Certificate of Incorporation and Bylaws; Directors and Officers.     At or immediately following the Effective Time:

          (a)   the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Proteon Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, the Surviving Corporation shall file an amendment to its certificate of incorporation to change the name of the Surviving Corporation to "ArTara Subsidiary, Inc." or such other name as the Company may reasonably determine prior to filing such amendment;

          (b)   Parent shall, immediately after the consummation of the Private Placement, effect the amendment and restatement of the certificate of incorporation of Parent in its entirety to read identically to the certificate of incorporation of Parent immediately prior to the Effective Time (after giving effect to the Parent Pre-Effective Time Charter Amendment), until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that the certificate of incorporation of Parent, as so amended and restated at the Effective Time, shall (i) reflect the Nasdaq Reverse Split effected pursuant to the Parent Pre-Effective Time Charter Amendment, (ii) reflect the Parent Series A Preferred Automatic Conversion effected pursuant to the Parent Pre-Effective Time Charter Amendment and the elimination of the Parent Series A Preferred Stock Certificate of Designation, (iii) reflect the change of the name of the Parent to "ArTara Therapeutics, Inc." and (iv) make such other changes as are mutually agreeable to Parent and the Company, and, if required, have been approved by the requisite holders of Parent Capital Stock;

          (c)   the Surviving Corporation shall amend and restate the bylaws of the Surviving Corporation in their entirety to read identically to the bylaws of Proteon Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;

          (d)   the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 5.11; and

          (e)   the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Parent as set forth in Section 5.11, after giving effect to the provisions of Section 5.11, or such other persons as shall be mutually agreed upon by Parent and the Company.

        1.5    Conversion of Shares.

          (a)   At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Proteon Merger Sub, the Company or any stockholder of the Company or Parent:

              (i)  any shares of Company Capital Stock held as treasury stock or held or owned by the Company, Proteon Merger Sub or any Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

             (ii)  subject to Section 1.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (including shares to be issued immediately prior to the Effective Time in connection with the exercise of the Company Options but excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the "Merger Consideration").

          (b)   If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company (such Company Capital Stock, "Company Restricted Stock Award"), then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be reasonably necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement in accordance with its terms.

          (c)   No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder following the consummation of the Merger and the Private Placement) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.7 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Common Stock Purchase Price (as defined in the Subscription Agreement).

          (d)   All Company Options outstanding immediately prior to the Effective Time under the Company Plans (to the extent not exercised immediately prior to the Effective Time) shall be treated in accordance with Section 5.4(a).

          (e)   [Intentionally Omitted]

          (f)    Each share of common stock, $0.0001 par value per share, of Proteon Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Proteon Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

          (g)   If, between the time of calculating the Exchange Ratio and the Effective Time, any outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Parent Series A

  Preferred Automatic Conversion and the Nasdaq Reverse Split to the extent the Parent Series A Preferred Automatic Conversion and the Nasdaq Reverse Split have not been previously taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options and Company Restricted Stock Awards with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split (including the Parent Series A Preferred Automatic Conversion and the Nasdaq Reverse Split), combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement. Notwithstanding anything express or implied in this Agreement to the contrary, solely for purposes of calculating the Exchange Ratio pursuant to this Agreement, the Parent Series A Preferred Automatic Conversion shall be deemed and treated as if it were to be effected immediately prior to the Effective Time after giving effect to the Nasdaq Reverse Split, notwithstanding that, pursuant to the terms of this Agreement and the Parent Pre-Effective Time Charter Amendment, the Parent Series A Preferred Automatic Conversion is to be effected immediately after the Effective Time and the consummation of the Private Placement.

        1.6    Closing of the Company's Transfer Books.     At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a "Company Stock Certificate") is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.7.

        1.7    Surrender of Certificates.

          (a)   On or prior to the Closing Date, Parent and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the "Exchange Agent"). At the Effective Time, Parent shall deposit with the Exchange Agent: (i) certificates or evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the "Exchange Fund."

          (b)   Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon proper delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for shares of Parent Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate or certificates or book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.5(c)); and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive a certificate or certificates or book-entry shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate that includes an obligation of such owner to indemnify Parent on customary terms against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate as Parent may reasonably request. In the event of a transfer of ownership of a Company Stock Certificate that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of such Company Stock Certificate may be made to a Person other than the Person in whose name such Company Stock Certificate so surrendered is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. The Merger Consideration and any dividends or other distributions as are payable pursuant to Section 1.7(c) shall be deemed to have been in full satisfaction of any and all rights pertaining to Company Capital Stock formerly represented by such Company Stock Certificate.

          (c)   No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.7 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

          (d)   Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date that is one (1) year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

          (e)   No Party to this Agreement shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

        1.8    Appraisal Rights.

          (a)   Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL, as applicable (collectively, the "Dissenting Shares"), shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, as applicable, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL, as applicable. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL, as applicable (whether occurring before, at or after the Effective Time), shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 1.5 and 1.7.

          (b)   The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and the Company shall have the right to direct all negotiations and proceedings with respect to such demands; provided, that Parent shall have the right to participate in such negotiations and proceedings. Neither the Parent nor the Company shall, except with the prior written consent of the other Party, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

        1.9    Further Action.     If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Proteon Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

        1.10    Withholding.    The Parties and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock or any other Person such amounts as such Party or the Exchange Agent is required to deduct and withhold under the Code or any other Law with respect to the making of such payment. The payor shall provide commercially reasonable notice to the payee upon becoming aware of any such withholding obligation, and the Parties shall cooperate with each other to the extent reasonable to obtain reduction of or relief from such withholding. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Body, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

        1.11    Tax Consequences.     For United States federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The Parties adopt this Agreement as a "plan of reorganization" within the meaning of Section 1.368-2(g) of the Treasury Regulations.

        1.12    Calculation of Parent Net Cash.

          (a)   For the purposes of this Agreement, the "Anticipated Closing Date" shall be the anticipated date for Closing, as agreed upon by Parent and the Company at least seven (7) Business Days prior to the Parent Stockholders' Meeting and the "Determination Date" shall be the date that is seven (7) Business Days prior to the Anticipated Closing Date. Within three (3) Business Days following the Determination Date, Parent shall deliver to the Company a schedule (the "Parent Cash Schedule") setting forth, in reasonable detail, Parent's good faith, estimated calculation of the Parent Net Cash, including each line item in such definition (using an estimate of the Parent Transaction Expenses, Parent's accrued investment interest receivable, prepaid refundable deposits, accounts payable, and accrued expenses, in each case as of the Anticipated Closing Date and determined in a manner substantially consistent with the manner in which such items were determined in the Parent Audited Financial Statements and the Parent Unaudited Interim Balance Sheet) (the "Parent Cash Calculation") as of the Anticipated Closing Date prepared and certified by Parent's Chief Financial Officer (or if there is no Chief Financial Officer, Parent's principal accounting officer). Parent shall make the work papers and back-up materials used or useful in preparing the Parent Cash Schedule, as reasonably requested by the Company, available to the Company and, if requested by the Company, its accountants and counsel at reasonable times and upon reasonable notice.

          (b)   Within three (3) calendar days following delivery (the "Response Date") of the Parent Cash Schedule to the Company, the Company will have the right to dispute any part of the Parent Cash Calculation as set forth in the Parent Cash Schedule by delivering a written notice to that effect (a "Dispute Notice") to Parent. Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Parent Cash Calculation.

          (c)   If on or prior to the Response Date, (i) the Company notifies Parent in writing that it has no objections to the Parent Cash Calculation or (ii) the Company fails to deliver a Dispute Notice as provided in Section 1.12(b), then the Parent Cash Calculation as set forth in the Parent Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement.

          (d)   If the Company delivers a Dispute Notice on or prior to the Response Date and such Dispute Notice complies with the provisions of Section 1.12(b), then Representatives of Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Parent Net Cash.

          (e)   If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of the Parent Net Cash pursuant to Section 1.12(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then Parent and the Company shall jointly select an independent auditor of recognized national standing (the "Accounting Firm") to resolve any remaining disagreements as to the Parent Cash Calculation that were set forth in the Dispute Notice delivered by the Company pursuant to, and in compliance with, the provisions of Section 1.12(b) . Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Parent Cash Schedule pursuant to Section 1.12(a), and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to those disagreements submitted to the Accounting Firm, provided that such disagreements were set forth in the Dispute Notice sent by the Company to Parent pursuant to, and in compliance with, the provisions of Section 1.12(b). The determination made by the Accounting Firm of any such disagreements submitted to the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and the Parent Cash Calculation, as adjusted by the Accounting Firm to reflect any such determination made by the Accounting Firm of such disagreements submitted to the Accounting Firm, shall represent the Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.12(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Parent Net Cash (and for the avoidance of doubt the portion of such fees and expenses to be paid by Parent shall reduce the Parent Net Cash); provided, however, that if the Accounting Firm takes longer than ten (10) calendar days to make its determination then Company shall at its election (x) pay the fees and expenses of the Accounting Firm or (y) deem any costs and expenses incurred by Parent following such ten (10) calendar day period to be excluded from Parent Net Cash. If this Section 1.12(e) applies as to the determination of the Parent Net Cash at the Anticipated Closing Date described in Section 1.12(a), upon resolution of the matter in accordance with this Section 1.12(e), the Parties shall not be required to determine the Parent Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a redetermination of the Parent Net Cash if the Closing Date is more than five (5) Business Days after the Anticipated Closing Date.

Section 2.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Subject to Section 10.14(h), except as set forth in the written disclosure schedule delivered by the Company to Parent (the "Company Disclosure Schedule"), the Company represents and warrants to Parent and Proteon Merger Sub as follows:

        2.1    Due Organization; Subsidiaries.

          (a)   The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except, in each case, where the failure to have such power or authority would not reasonably be expected to prevent the ability of the Company to consummate the Contemplated Transactions.

          (b)   The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

          (c)   As of the date of this Agreement, the Company has no Subsidiaries; and neither the Company nor any of the Company's Subsidiaries owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls, directly or indirectly, any other Entity, other than any Entities identified in Section 2.1(c) of the Company Disclosure Schedule and any Entities through which the Company holds only cash or cash equivalents of the Company, or in which the Company holds only available-for-sale securities, in each case, as determined in accordance with GAAP.

          (d)   Neither the Company nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

        2.2    Organizational Documents.     The Company has made available to Parent accurate and complete copies of the Organizational Documents of the Company in effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is in material breach or violation of its respective Organizational Documents.

        2.3    Authority; Binding Nature of Agreement.

          (a)   The Company has all necessary corporate power and authority to enter into this Agreement and, subject to receipt of the Required Company Stockholder Vote, to perform its obligations hereunder and to consummate the Contemplated Transactions. The Company Board (at meetings duly called and held or by unanimous written consent in lieu of a meeting) has (i) determined that the Contemplated Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote in favor of the Company Stockholder Matters.

          (b)   This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Proteon Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.

        2.4    Vote Required.     The affirmative vote (or written consent) of the holders of a majority of the shares of Company Common Stock entitled to vote thereon, voting as a separate class, outstanding on the record date for the written consent in lieu of a meeting pursuant to Section 228 of the DGCL approving the Company Stockholder Matters (collectively, the "Company Stockholder Written Consent" and such vote, collectively, the "Required Company Stockholder Vote"), are the only votes (or written consents) of the holders of Company Capital Stock necessary to adopt and approve the Company Stockholder Matters.

        2.5    Non-Contravention; Consents.     Subject to obtaining the Required Company Stockholder Vote, the filing of the Certificate of Merger required by the DGCL and assuming the satisfaction of the condition set forth in Section 7.6, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

          (a)   contravene, conflict with or result in a violation of any of the provisions of the Company's Organizational Documents;

          (b)   contravene, conflict with or result in a material violation of, or give any Governmental Body or, to the Knowledge of the Company, other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject, except as would not reasonably be expected to be material to the Company or its business;

          (c)   contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries, except as would not reasonably be expected to be material to the Company or its business;

          (d)   contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) demand any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or

          (e)   result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).

        Except for (i) the Required Company Stockholder Vote, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, neither the Company nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (A) the execution, delivery or performance of this Agreement, the Company Stockholder Support Agreements, and the Company Lock-up Agreements or (B) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions. The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Company Stockholder Support Agreements, the Company Lock-Up Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements, the Company Lock-Up Agreements or any of the Contemplated Transactions.

        2.6    Capitalization.

          (a)   The authorized Company Capital Stock as of the date of this Agreement consists of 15,000,000 shares of Company Common Stock, par value $0.0001 per share, of which 13,411,998 shares have been issued and are outstanding as of the date of this Agreement, and no shares are held by the Company as treasury shares as of the date of this Agreement.

          (b)   All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in the Company Bylaws or Investor Agreements, none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein and in the Company's bylaws and the Investor Agreements, there is no Company Contract or, to the Company's Knowledge, any other Contract, relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase or forfeiture rights held by the Company with respect to shares of Company Capital Stock (including shares issued pursuant to the exercise of stock options).

          (c)   As of the date of this Agreement, the Company has reserved 2,000,000 shares of Company Common Stock for issuance under the Company Plans, of which 400,000 shares have been issued and are currently outstanding, 1,103,230 shares are issuable upon exercise of outstanding Company Options or other awards granted pursuant to the Company Plans, and 496,770 shares of Company Common Stock remain available for future grant of awards pursuant to the Company Plans. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Company Option expires; and (viii) whether such Company Option is intended to constitute an "incentive stock option" (as defined in the Code) or a non-qualified stock option. The Company has made available to Parent an accurate and complete copy of the Company Plans and the form of stock option agreement used to evidence outstanding options granted thereunder.

          (d)   Except for the outstanding exchangeable common stock of the Company and the Company Options set forth on Section 2.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries; or (iii) to the Company's Knowledge, condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized (x) stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries or Contracts under which Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities (other than the outstanding exchangeable common stock or stock options), or (y) bonds, debentures, notes or other indebtedness of Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Company may vote.

          (e)   All outstanding shares of Company Capital Stock, Company Options, and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, (ii) all requirements set forth in applicable Contracts and (iii) if applicable, the Company Plans.

        2.7    Financial Statements.

          (a)   Concurrently with the execution hereof, the Company has provided to Parent true and complete copies of the Company Unaudited Interim Balance Sheet, together with the unaudited statement of cash flows of the Company for the period reflected in the Company Unaudited Interim Balance Sheet (collectively, the "Company Financials"). The Company Financials were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which are material) and fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

          (b)   Each of the Company and its Subsidiaries maintains accurate books and records reflecting their assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries and to maintain accountability of the Company's and its Subsidiaries' assets; (iii) access to the Company's and its Subsidiaries' assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for the Company's assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company and each of its Subsidiaries maintains internal controls over financial reporting that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

          (c)   There has been no securitization transactions and "off-balance sheet arrangements" (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2017.

          (d)   Since January 1, 2017, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or interim chief financial officer of the Company, the Company Board or any committee thereof. Since January 1, 2017, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of and its Subsidiaries, the Company's management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

        2.8    Absence of Changes.     Between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Parent pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

        2.9    Absence of Undisclosed Liabilities.     As of the date hereof, neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured (each a "Liability"), individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet; (b) Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts if such Liabilities are not required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP; (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities described in Section 2.9 of the Company Disclosure Schedule.

        2.10    Title to Assets.     Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to the Company or its Subsidiaries or their respective businesses, including: (a) all tangible assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other tangible assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

        2.11    Real Property; Leasehold.     Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company or its Subsidiaries directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed (the "Company Real Estate Leases"), each of which is in full force and effect, with no existing material default thereunder. The Company's use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company or any of its Subsidiaries has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.

        2.12    Intellectual Property.

          (a)   Section 2.12(a) of the Company Disclosure Schedule identifies each item of registered Company IP, including, with respect to each registered item: (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number, and (iv) any other co-owners. To the Knowledge of the Company, each of the patents and patent applications included in the Section 2.12(a) of the Company Disclosure Schedule properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. To the Knowledge of the Company, as of the date of this Agreement, no cancellation, interference, opposition, reissue, reexamination or other proceeding of any nature (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration) is pending or threatened in writing, in which the scope, validity, enforceability or ownership of any Company IP is being or has been contested or challenged.

          (b)   The Company and its Subsidiaries own, are the assignees of, or have licensed all material Company IP, free and clear of all Encumbrances other than Permitted Encumbrances. To the Knowledge of the Company, each Company Associate involved in the creation or development of any material Company IP, pursuant to such Company Associate's activities on behalf of the Company or its Subsidiaries, has signed a written agreement containing an assignment of such Company Associate's rights in such Company IP to the Company or its Subsidiaries and confidentiality provisions protecting the Company IP.

          (c)   To the Knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create Company IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such Company IP or the right to receive royalties for the practice of such Company IP.

          (d)   Section 2.12(d) of the Company Disclosure Schedule sets forth each Contract, if any, pursuant to which the Company or any of its Subsidiaries (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by the Company or its Subsidiaries in its business as currently conducted (each a "Company In-bound License") or (ii) grants to any third party a license under any material Company IP or material Intellectual Property Right licensed to the Company or its Subsidiaries under a Company In-bound License (each a "Company Out-bound License"); provided, that, Company In-bound Licenses shall not include, when entered into in the ordinary course of business, material transfer agreements, clinical trial agreements, agreements with Company Associates, services agreements, non-disclosure agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements; and Company Out-bound Licenses shall not include, when entered into in the ordinary course of business, material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, or non-exclusive outbound licenses.

          (e)   To the Knowledge of the Company: (i) the operation of the businesses of the Company and its Subsidiaries since January 1, 2017, do not infringe, misappropriate or otherwise violate any valid and enforceable patent that is not included on Section 2.12(a) of the Company Disclosure Schedule and (ii) no other Person is infringing, misappropriating or otherwise violating any material Company IP. No Legal Proceeding is pending or, to the Knowledge of the Company, is threatened in writing (A) against the Company or its Subsidiaries alleging that the operation of the businesses of the Company or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by the Company or its Subsidiaries alleging that another Person has infringed, misappropriated or otherwise violated any of the material Company IP or any Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries. Since January 1, 2017, neither the Company nor its Subsidiaries has received any written notice or other written communication alleging that the operation of the businesses of the Company or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

          (f)    None of the Company IP or, to the Knowledge of the Company, any material Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries, is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by the Company or its Subsidiaries of any such Company IP or material Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries.

          (g)   To the Knowledge of the Company, the Company, its Subsidiaries and the operation of the Company's and its Subsidiaries' business are in substantial compliance with all Laws pertaining to data privacy and data security of any personally identifiable information and sensitive business information (collectively, "Sensitive Data") except to the extent that such noncompliance has not and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, since January 1, 2017, there have been (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Company or its Subsidiaries, (ii) no violations of any security policy of the Company regarding any such Sensitive Data used in the business of the Company or its Subsidiaries, and (iii) no unauthorized access, unauthorized use or unintended or improper disclosure of any Sensitive Data used in the business of the Company or its Subsidiaries, in each case of (i) through (iii), except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

        2.13    Agreements, Contracts and Commitments.

          (a)   Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement, other than Company Benefit Plans, which are covered in Section 2.17 (each, a "Company Material Contract" and collectively, the "Company Material Contracts"):

              (i)  each Company Contract the primary purpose of which is indemnification or guaranty not entered into in the Ordinary Course of Business;

             (ii)  each Company Contract containing (A) any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement or similar term by which any Person is or could become entitled to any benefit, right or privilege that must be at least as favorable to such Person as those offered to another Person, (C) any exclusivity provision, right of first refusal or right of first negotiation or similar covenant, or (D) any non-solicitation provision with respect to employees of other Persons, in each case, except for restrictions that would not materially affect the ability of the Company and its Subsidiaries to conduct their respective businesses;

            (iii)  each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $25,000 pursuant to its express terms and not cancelable without penalty;

            (iv)  each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $25,000, other than Company Contracts in which the applicable acquisition or disposition has been consummated and there are no material ongoing obligations;

             (v)  each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company or its Subsidiaries, in each case, having an outstanding principal in an amount in excess of $25,000;

            (vi)  other than material transfer agreements and master service agreements in the Ordinary Course of Business, each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $25,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by the Company; or (D) any Company Contract to license or engage any third party to manufacture or produce any product or drug substance, service or technology of the Company, any Contract for raw materials or warehousing of products or any Company Contract to sell, distribute or commercialize any products or service of the Company;

           (vii)  each Company Contract with any financial advisor, broker, finder, investment banker or other similar Person, providing advisory services to the Company in connection with the Contemplated Transactions;

          (viii)  each Company Real Estate Lease;

            (ix)  each Company Contract with any Governmental Body (other than clinical trial agreements for clinical trial studies);

             (x)  each Company Out-bound License and Company In-bound License;

            (xi)  each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any of its Subsidiaries or obligation to pay any royalties, fees or other payments to any owner, licensor, or other claimant to any Intellectual Property Rights, in each case in excess of $25,000;

           (xii)  each Company Contract, offer letter, employment agreement or independent contractor agreement with any employee, consultant or independent contractor that (A) is not terminable by the Company without sixty (60) days' or more notice, without severance or other cost or liability, or (B) provides for retention payments, change of control payments, severance, accelerated vesting, or any payment or benefit that may or will become due as a result of the Merger (whether alone or in connection with any other event) (the "Benefit Contracts");

          (xiii)  each Company Contract that is a collective bargaining agreement or is with a professional employer agency, temporary employment agency or labor contractor; or

          (xiv)  any Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable, and (A) which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $25,000 in the aggregate, or obligations after the date of this Agreement in excess of $25,000 in the aggregate, or (B) that is material to the business or operations of the Company or any of its Subsidiaries.

          (b)   The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. Neither the Company nor any of its Subsidiaries, has, nor to the Company's Knowledge, as of the date of this Agreement has, any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to the Company, any of its Subsidiaries or their respective businesses. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. As of the date of this Agreement, no Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company or any of its Subsidiaries under any Company Material Contract or any other material term or provision of any Company Material Contract.

        2.14    Compliance; Permits; Restrictions.

          (a)   The Company and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance in all material respects with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act ("FDCA"), the Food and Drug Administration ("FDA") regulations adopted thereunder, the Public Health Service Act and any other similar Law administered or promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug and biopharmaceutical products (each, a "Drug Regulatory Agency"), except for any noncompliance, either individually or in the aggregate, which would not be material to the Company or its Subsidiaries. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company's ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

          (b)   The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (the "Company Permits"). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. Each of the Company and its Subsidiaries is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the

  Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

          (c)   There are no proceedings pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries with respect to an alleged material violation by the Company or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Public Health Service Act or any other similar Law administered or promulgated by any Drug Regulatory Agency.

          (d)   All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries, or in which the Company or its Subsidiaries or their respective current products or product candidates have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, as applicable, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of the Company or any of its Subsidiaries has been terminated or suspended prior to completion for safety or non-compliance reasons. Since January 1, 2017, neither the Company nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries or their respective current products or product candidates have participated.

          (e)   Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA's "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or any of their respective officers, employees or, to the Knowledge of the Company, agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective officers, employees or, to the Knowledge of the Company, agents.

          (f)    The Company and its Subsidiaries have complied with all Laws relating to patient, medical or individual health information, including the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations promulgated thereunder, all as amended from time to time (collectively "HIPAA"), including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. The Company and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate (as defined in HIPAA) agreements ("Business Associate Agreements") to which the Company or a Subsidiary is a party or otherwise bound. The Company and its Subsidiaries have created and maintained written policies and procedures to protect the privacy of all protected health information, provide training to all employees and agents as required under HIPAA, and have implemented security procedures, including physical, technical and administrative safeguards, to protect all personal information and Protected Health Information stored or transmitted in electronic form. Neither the Company nor any of its Subsidiaries has received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Body of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. No successful Security Incident, Breach of Unsecured Protected Health Information or breach of personally identifiable information under applicable state or federal laws have occurred with respect to information maintained or transmitted to the Company, any of its Subsidiaries or an agent or third party subject to a Business Associate Agreement with the Company or a Subsidiary of the Company. The Company is currently submitting, receiving and handling or is capable of submitting receiving and handling transactions in accordance with the Standard Transaction Rule. Each of Company and its Subsidiaries has materially complied with its requirements related to protection of Protected Health Information under its clinical trial agreements with health care provider Covered Entities that have participated in Company's or its Subsidiaries' clinical studies under such agreements. All capitalized terms in this Section 2.14(f) not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

        2.15    Legal Proceedings; Orders.

          (a)   As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any of its Subsidiaries, (C) any Company Associate (in his or her capacity as such) or (D) any of the material assets owned or used by the Company or any of its Subsidiaries; or (ii) that challenges, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

          (b)   Since January 1, 2017 through the date of this Agreement, no Legal Proceeding has been pending against the Company or any of its Subsidiaries that resulted in material liability to the Company or any of its Subsidiaries.

          (c)   There is no order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer of the Company or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.

        2.16    Tax Matters.

          (a)   All income and other material Tax Returns required to have been filed by the Company or any Subsidiary have been timely filed (taking into account any extension of time within which to file) with the applicable Governmental Body. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No claim has ever been made by any Governmental Body in any jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that the Company or any Subsidiary is subject to taxation by that jurisdiction.

          (b)   All material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been fully and timely paid. The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the Company Unaudited Interim Balance Sheet, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Company Unaudited Interim Balance Sheet. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.

          (c)   All material Taxes required to have been withheld, collected, or deposited by or with respect to the Company and each Subsidiary have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Governmental Body, and the Company and each Subsidiary has complied with all material Tax information reporting provisions of applicable Law.

          (d)   There are no Encumbrances for material Taxes (other than Permitted Encumbrances) upon any of the assets of the Company or any of its Subsidiaries.

          (e)   All deficiencies asserted, or assessments made, against the Company or any Subsidiary as a result of any examinations by any Governmental Body have been fully paid and there are no deficiencies for Taxes of the Company or any of its Subsidiaries claimed or proposed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.

          (f)    Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

          (g)   Neither the Company nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or other similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

          (h)   Neither the Company nor any of its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has any Liability for Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), or as a transferee or successor or by contract (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes).

          (i)    Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or non-U.S. Law).

          (j)    Neither the Company nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a "listed transaction" that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

        For purposes of this Section 2.16, each reference to the Company or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company or any Subsidiary, as applicable.

        2.17    Employee and Labor Matters; Benefit Plans.

          (a)   Section 2.17(a) of the Company Disclosure Schedule is a list of all material Company Benefit Plans. "Company Benefit Plan" means each (i) "employee benefit plan" as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment agreement or offer letter (other than at-will employment agreements or offer letters on the Company's standard forms, in which case only representative standard forms of such employment agreements or offer letters shall be scheduled), consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen), in any case, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or for the benefit of any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any actual or contingent liability (including, without limitation, as the result of it being treated as a single employer under ERISA Section 4001(b) or Code Section 414 with any other person).

          (b)   As applicable with respect to each Company Benefit Plan listed on Section 2.17(a) of the Company Disclosure Schedule, the Company has made available to Parent, true and complete copies of (i) each Company Benefit Plan, including all amendments thereto, and in the case of an unwritten Company Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, and the nondiscrimination testing reports, actuarial reports, financial statements and trustee reports for the two most recently completed plan years, (vii) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations prepared or received in the most recent six years, (viii) all current policies and procedures established to comply with the privacy and security rules of HIPAA, and (ix) any written reports constituting a valuation of the Company's capital stock for purposes of Sections 409A or 422 of the Code prepared in the last six years, whether prepared internally by the Company or by an outside, third-party valuation firm.

          (c)   Each Company Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.

          (d)   The Company Benefit Plans which are "employee pension benefit plans" within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination letters or, in the case of preapproved plans, the underlying plan documents have received favorable advisory or opinion letters from the IRS on which they may currently rely, to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of the Company, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Company Benefit Plan or the tax exempt status of the related trust.

          (e)   None of the Company, any of its Subsidiaries and any Company ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any "employee pension benefit plan" (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any "multiemployer plan" (within the meaning of Section 3(37) of ERISA), or (iii) any "multiple employer plan" (within the meaning of Section 413 of the Code). Neither the Company nor any of its Subsidiaries maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, any "multiple employer welfare arrangement" (within the meaning of Section 3(40) of ERISA).

          (f)    There are no pending or, to the Knowledge of the Company, threatened audits or investigations by any Governmental Body involving any Company Benefit Plan, and no pending or, to the Knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings involving any Company Benefit Plan, any fiduciary thereof or service provider thereto (in such Person's capacity as fiduciary thereof or service provider thereto), in any case except as would not be reasonably expected to result in material liability to the Company or any of its Subsidiaries. All contributions and premium payments required to have been made under any of the Company Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been made in all material respects and neither the Company nor any Company ERISA Affiliate has any material liability for any unpaid contributions with respect to any Company Benefit Plan.

          (g)   None of the Company or any of its Subsidiaries, nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Company Benefit Plan (in such Person's capacity as fiduciary, trustee or administrator thereof), has engaged in, nor are the Contemplated Transactions reasonably expected to result in, any transaction with respect to any Company Benefit Plan which would subject the Company, any Subsidiary of the Company, or Parent or any Affiliate of Parent to a material Tax, material penalty or material liability for a non-exempt "prohibited transaction" under Section 406 of ERISA or Section 4975 of the Code.

          (h)   No Company Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law.

          (i)    Neither the execution of, nor the performance of the Contemplated Transactions will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of the Company or any of its Subsidiaries, (ii) increase any amount of compensation or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Company Benefit Plan or (v) limit the right to merge, amend or terminate any Company Benefit Plan.

          (j)    Neither the execution of, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a "disqualified individual" (within the meaning of Code Section 280G) with respect to the Company and its Subsidiaries of any payment or benefit that is or could be characterized as a "parachute payment" (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

          (k)   The exercise price of each Company Option is not and never has been less than the fair market value of one share of Company Common Stock as of the grant date of such Company

  Option, as determined in a manner consistent with Section 409A of the Code and regulations thereunder.

          (l)    Each Company Benefit Plan providing for deferred compensation that constitutes a "nonqualified deferred compensation plan" (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.

          (m)  No current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries has any "gross up" agreements with the Company or any of its Subsidiaries other assurance of reimbursement by the Company or any of its Subsidiaries for any Taxes imposed under Code Section 409A or Code Section 4999.

          (n)   No Company Benefit Plan is maintained outside of the United States.

          (o)   The Company has provided to Parent a true and correct list, as of the date of this Agreement, containing the names of all full-time, part-time or temporary employees and independent contractors (and indication as such), and, as applicable: (i) the annual dollar amount of base or other fixed compensation and director's fees, and the target bonus, payable to each person; (ii) dates of employment or service; (iii) title; (iv) whether the individual has any eligibility to receive severance, retention payment, change of control payment, or other similar compensation, other than through a broad-based plan that is generally available to similarly situated employees; (v) visa status, if applicable; and (vi) with respect to employees, a designation of whether they are classified as exempt or non-exempt for purposes of the Fair Labor Standards Act, as amended ("FLSA") and any similar state law.

          (p)   Neither the Company nor any of its Subsidiaries has ever been a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries, including through the filing of a petition for representation election. There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity.

          (q)   The Company and each of its Subsidiaries is, and since January 1, 2017 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, payment of wages (including overtime wages), unemployment and workers' compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, with respect to employees of the Company and its Subsidiaries, each of the Company and its Subsidiaries, since January 1, 2017: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any employee, applicant for employment, consultant, employment agreement or Company Benefit Plan (other than routine claims for benefits).

          (r)   Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, with respect to each individual who currently renders services to the Company or any of its Subsidiaries, the Company and each of its Subsidiaries has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company and each of its Subsidiaries has accurately classified him or her as exempt or non-exempt under all applicable Laws. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt under all applicable Laws.

          (s)   Within the preceding five (5) years, the Company has not implemented any "plant closing" or "mass layoff" of employees that would reasonably be expected to require notification under the WARN Act or any similar state or local Law, no such "plant closing" or "mass layoff" will be implemented before the Closing Date without advance notification to and approval of Parent, and there has been no "employment loss" as defined by the WARN Act within the ninety (90) days prior to the Closing Date.

          (t)    There is no Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to labor, employment, employment practices, or terms and conditions of employment.

        2.18    Environmental Matters.     The Company and each of its Subsidiaries are in compliance with and since January 1, 2017 have complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received since January 1, 2017 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company or any of its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the Company's or any of its Subsidiaries' compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. No current or (during the time a prior property was leased or controlled by the Company or any of its Subsidiaries) prior property leased or controlled by the Company or any of its Subsidiaries has had a release of or exposure to Hazardous Materials in violation of Environmental Law, except as would not reasonably be expected to have a Company Material Adverse Effect. Prior to the date hereof, the Company has provided or otherwise made available to Parent true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of the Company or any of its Subsidiaries with respect to any property leased or controlled by the Company or any of its Subsidiaries or any business operated by them.

        2.19    Insurance.    The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2017 through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.

        2.20    No Financial Advisors.     Other than Ladenburg Thalmann & Co. Inc., no broker, finder or investment banker is entitled to any brokerage fee, finder's fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

        2.21    Disclosure.    The information supplied by the Company and each of its Subsidiaries for inclusion in the Registration Statement and the Proxy Statement/Prospectus (including any of the Company Audited Financial Statements or the Company Interim Financial Statements) will not, as of the effective date of the Registration Statement, the date of the Proxy Statement/Prospectus, or the date that the Proxy Statement/Prospectus is first mailed to Parent stockholders or Company stockholders, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading.

        2.22    Transactions with Affiliates.

          (a)   There has been no material transactions or relationships, since January 1, 2017, between, on the one hand, the Company or any of its Subsidiaries and, on the other hand, any (A) executive officer or director of the Company or, to the Knowledge of the Company, any of its Subsidiaries or any of such executive officer's or director's immediate family members, (B) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (C) to the Knowledge of the Company, any "related person" (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in the case of each of (A), (B) or (C) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

          (b)   Section 2.22(b) of the Company Disclosure Schedule lists each stockholders agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the "Investor Agreements").

        2.23    Anti-Bribery.    None of the Company or any of its Subsidiaries or any of their respective directors, officers, employees or, to the Company's Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, or any other anti-bribery or anti-corruption Law (collectively, the "Anti-Bribery Laws"). Neither the Company nor any of its Subsidiaries has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

Section 3.    REPRESENTATIONS AND WARRANTIES OF PARENT AND PROTEON MERGER SUB

        Subject to Section 10.14(h), except (a) as set forth in the written disclosure schedule delivered by Parent to the Company (the "Parent Disclosure Schedule") or (b) as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC's Electronic Data Gathering Analysis and Retrieval system (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (ii) excluding any disclosures contained under the heading "Risk Factors" or any disclosure of risks included in any "forward-looking statements" disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Parent SEC Documents (x) shall not be deemed disclosed for the purposes of Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5 or Section 3.6 and (y) shall be deemed to be disclosed in a section of the Parent Disclosure Schedule only to the extent that it is readily apparent from a reading of such Parent SEC Document that it is applicable to such section of the Parent Disclosure Schedule, Parent and Proteon Merger Sub represent and warrant to the Company as follows:

        3.1    Due Organization; Subsidiaries.

          (a)   Each of Parent and Proteon Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which each is bound, except, in each case, where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of Parent and Proteon Merger Sub to consummate the Contemplated Transactions. Since the date of its incorporation, Proteon Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement. Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

          (b)   As of the date of this Agreement, Parent has no Subsidiaries; and neither Parent nor any of its Subsidiaries owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than any Entity that is a Subsidiary of Parent. Each of Parent's Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not be reasonably expected to have a Parent Material Adverse Effect.

          (c)   Neither Parent nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Parent nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Parent nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

        3.2    Organizational Documents.     Parent has made available to the Company accurate and complete copies of the Organizational Documents of Parent and each of its Subsidiaries in effect as of the date of this Agreement. Neither Parent nor any of its Subsidiaries is in material breach or violation of its respective Organizational Documents.

        3.3    Authority; Binding Nature of Agreement.

          (a)   Each of Parent and Proteon Merger Sub has all necessary corporate power and authority to enter into this Agreement and, subject, with respect to Parent, to receipt of the Required Parent Stockholder Vote and, with respect to Proteon Merger Sub, the adoption of this Agreement by Parent in its capacity as sole stockholder of Proteon Merger Sub, to perform its obligations hereunder and to consummate the Contemplated Transactions. The Parent Board (at meetings duly called and held or by unanimous written consent in lieu of a meeting) has: (i) determined that the Contemplated Transactions are advisable and fair to, and in the best interests of, Parent and its stockholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the Parent Series A Preferred Automatic Conversion, the Nasdaq Reverse Split, the Private Placement, the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement and in connection with the Private Placement and the treatment of the Company Options pursuant to this Agreement; (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the holders of Parent Series A Preferred Stock vote or consent to approve the Parent Series A Preferred Stockholder Matters; and (iv) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the holders of Parent Common Stock vote to approve the Parent Common Stockholder Matters. The Proteon Merger Sub Board (by unanimous written consent) has: (A) determined that the Contemplated Transactions are advisable and fair to, and in the best interests of, Proteon Merger Sub and its sole stockholder; (B) authorized, approved and declared advisable this Agreement and the Contemplated Transactions; and (C) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Proteon Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.

          (b)   This Agreement has been duly executed and delivered by each of Parent and Proteon Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Proteon Merger Sub, enforceable against each of Parent and Proteon Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Parent Stockholder Support Agreements, the Parent Board approved the Parent Stockholder Support Agreements and the transactions contemplated thereby.

        3.4    Vote Required.     (a) The affirmative vote (or written consent) of the holders of at least seventy-seven percent (77%) of the outstanding shares of Parent Series A Preferred Stock, voting as a separate class, and the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock, voting as a separate class, are the only votes of the holders of any class or series of Parent's capital stock necessary to effect the Parent Series A Preferred Automatic Conversion, immediately following the consummation of the Private Placement, effected by the Parent Pre-Effective Time Charter Amendment with the Secretary of State of the State of Delaware filed immediately prior to the Effective Time, (b) the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock, voting as a separate class, is the only vote of the holders of any class or series of Parent's capital stock necessary to approve the proposals in Sections 5.3(a)(i) and 5.3(a)(iv), and (c) the affirmative vote of a majority of the votes cast at the Parent Stockholders' Meeting is the only vote of the holders of any class or series of Parent's capital stock necessary to approve the proposals in Section 5.3(a)(ii) (the "Required Parent Stockholder Vote").

        3.5    Non-Contravention; Consents.     Subject to obtaining the Required Parent Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Parent or Proteon Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

          (a)   contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Proteon Merger Sub;

          (b)   contravene, conflict with or result in a material violation of, or, to the Knowledge of Parent, give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or its Subsidiaries, or any of the assets owned or used by Parent or its Subsidiaries, is subject, except as would not reasonably be expected to be material to Parent or its business;

          (c)   contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or its Subsidiaries except as would not reasonably be expected to be material to Parent or its business;

          (d)   contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) demand any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material breach, default, penalty or modification; or

          (e)   result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Parent or its Subsidiaries (except for Permitted Encumbrances).

        Except for (i) the Required Parent Stockholder Vote, (ii) the Parent Pre-Effective Time Charter Amendment, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, neither Parent nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (A) the execution, delivery or performance of this Agreement, the Parent Stockholder Support Agreements, and the Parent Lock-up Agreements or (B) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent and Proteon Merger Sub to consummate the Contemplated Transactions. The Parent Board and the Proteon Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Parent Stockholder Support Agreements, the Parent Lock-Up Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Parent Stockholder Support Agreements, the Parent Lock-Up Agreements or any of the other Contemplated Transactions.

        3.6    Capitalization.

          (a)   The authorized capital stock of Parent as of the date of this Agreement consists of (i) 100,000,000 shares of Parent Common Stock, par value $0.001 per share, of which 19,585,394 shares have been issued and are outstanding as of the close of business on the Reference Date, and (ii) 10,000,000 shares of preferred stock of Parent, par value $0.001 per share, of which 21,660 shares have been designated Parent Series A Preferred Stock and have been issued and are outstanding as of the close of business on the Reference Date and 21,771,032 shares of Parent Common Stock were reserved for future issuance upon the conversion of such outstanding shares of Parent Series A Preferred Stock. Parent does not hold any shares of its capital stock in its treasury.

          (b)   All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract or, to Parent's Knowledge, any other Contract, relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities. There are no repurchase or forfeiture rights with respect to shares of Parent Common Stock (including shares issued pursuant to the exercise of stock options).

          (c)   Except for the Parent Stock Plans, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the close of business on the Reference Date, 2,298,697 shares have been reserved for issuance upon exercise of Parent Options granted under the Parent Stock Plans that are outstanding as of the date of this Agreement, and 3,637,638 shares remain available for future issuance pursuant to the Parent Stock Plans. Section 3.6(c) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Option outstanding as of the date of this Agreement: (i) the name of the holder; (ii) the number of shares of Parent Common Stock subject to such Parent Option at the time of grant; (iii) the number of shares of Parent Common Stock subject to such Parent Option as of the date of this Agreement; (iv) the exercise price of such Parent Option; (v) the date on which such Parent Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Parent Option expires (and whether there has been any extension of such expiration date or any other provisions or agreements that may result in an extension of the expiration date of such Parent Option beyond the date(s) provided in the form of stock option agreement provided to the Company); and (viii) whether such Parent Option is intended to constitute an "incentive stock option" (as defined in the Code) or a non-qualified stock option. Parent has made available to the Company accurate and complete copies of the Parent Stock Plans and all forms of the stock option and other award agreements evidencing outstanding awards granted thereunder.

          (d)   Except for the Parent Series A Preferred Stock, the Parent Stock Plans, and the Parent Options, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries; or (iii) to the Parent's Knowledge, condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or any of its Subsidiaries. There are no outstanding or authorized (x) stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries, stockholder rights plans (or similar plan commonly referred to as a "poison pill") or Contracts under which Parent or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities, or (y) bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.

          (e)   All outstanding shares of Parent Series A Preferred Stock, Parent Common Stock, Parent Options and other securities of Parent have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, (ii) all requirements set forth in applicable Contracts, and (iii) if applicable, the Parent Stock Plans.

        3.7    SEC Filings; Financial Statements.

          (a)   Except as set forth in Section 3.7(a) of the Parent Disclosure Schedule, since January 1, 2017, Parent has filed or furnished (as applicable) on a timely basis all forms, reports and documents (including all exhibits, schedules and annexes thereto) required to be filed with or furnished to the SEC under applicable Laws, including any amendments or supplements thereto (collectively, together with all documents filed on a voluntary basis on Form 8-K and together with all documents and information incorporated by reference therein, the "Parent SEC Documents"). Parent has delivered or made available to the Company accurate and complete copies of all Parent SEC Documents, other than such documents that can be obtained on the SEC's website at www.sec.gov. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the "Certifications") are accurate and complete and comply as to form and content with all applicable Laws, and no current or former executive officer of Parent has failed to make the Certifications required of him or her. Parent has made available to the Company true and complete copies of all correspondence, other than transmittal correspondence, between the SEC, on the one hand, and Parent, on the other, since January 1, 2017, including all SEC comment letters and responses to such comment letters and responses to such comment letters by or on behalf of Parent. As used in this Section 3.7, the term "file" and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. From the time of the initial filing of Parent's registration statement on Form S-1 with the SEC, Parent has been and is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012. As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC relating to the Parent SEC Documents and none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, including with regards to any accounting practices of Parent.

          (b)   The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-K of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent's accounting methods or principles that would be required to be disclosed in Parent's financial statements in accordance with GAAP. The books of account and other financial records of Parent and its consolidated Subsidiaries are true and complete in all material respects.

          (c)   Parent's independent registered accounting firm has at all times since the date Parent became subject to the applicable provisions of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Parent, "Independent" with respect to Parent within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

          (d)   Since January 1, 2017 through the date of this Agreement, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from officials of Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq. Parent has not disclosed any unresolved comments in the Parent SEC Documents.

          (e)   Since January 1, 2017, there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, principal accounting officer or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

          (f)    Parent is and since January 1, 2017 has been, in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq.

          (g)   Parent maintains, and at all times since January 1, 2017 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Parent maintains records in reasonable detail accurately and fairly reflecting the transactions and dispositions of the assets of Parent and its Subsidiaries; (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent's assets that could have a material effect on Parent's financial statements. Parent has evaluated the effectiveness of Parent's internal control over financial reporting as of December 31, 2017 and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent's auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure) (A) all material weaknesses and significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent's ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in Parent's internal control over financial reporting. Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent's internal control over financial reporting.

          (h)   Parent maintains "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods required by the SEC, and that all such information is accumulated and communicated to Parent's management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

          (i)    Since January 1, 2017, (i) Parent has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent's internal accounting controls relating to periods after January 1, 2017, including any material complaint, allegation, assertion or claim that Parent has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date of this Agreement which have no reasonable basis), and (ii) no attorney representing Parent, whether or not employed by Parent, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after January 1, 2017, by Parent or agents to the Parent Board or any committee thereof or, to the Knowledge of Parent, to any director or officer of Parent.

        3.8    Absence of Changes.     Between the date of the Parent Balance Sheet and the date of this Agreement, Parent and its Subsidiaries have conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

        3.9    Absence of Undisclosed Liabilities.     As of the date hereof, Parent and its Subsidiaries do not have any Liability, individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) Liabilities that have been incurred by Parent or its Subsidiaries since the date of the Parent Balance Sheet in the Ordinary Course of Business; (c) Liabilities incurred in connection with the Contemplated Transactions; and (d) Liabilities described in Section 3.9 of the Parent Disclosure Schedule. In connection with terminating any past or current Parent Contracts, (x) there are no potential or contingent Liabilities of any amount or nature whatsoever for Parent or its Subsidiaries that would survive Closing and (y) any such termination would not negatively impact the treatment of the Merger as reorganization under Section 368(a) of the Code.

        3.10    Title to Assets.     Parent or its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to Parent or its Subsidiaries or their respective businesses, including: (a) all tangible assets reflected on the Parent Balance Sheet; and (b) all other tangible assets reflected in the books and records of Parent as being owned by Parent or its Subsidiaries, in each case, other than assets disposed of since the date of the Parent Balance Sheet. All of such assets are owned or, in the case of leased assets, leased by Parent or its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

        3.11    Real Property; Leasehold.     Parent and its Subsidiaries do not own any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent or its Subsidiaries directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent or its Subsidiaries, and (b) copies of all leases under which any such real property is possessed (the "Parent Real Estate Leases"), each of which is in full force and effect, with no existing material default thereunder. Parent's use and operation of each such leased property conforms to all applicable Laws in all material respects, and Parent or its Subsidiaries have exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.

        3.12    Intellectual Property.

          (a)   To the knowledge of Parent, as of the date of this Agreement, no cancellation, interference, opposition, reissue, reexamination or other proceeding of any nature (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration) is pending or threatened in writing, in which the scope, validity, enforceability or ownership of any Parent IP is being or has been contested or challenged.

          (b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent owns, is the assignee of, or has licensed all material Parent IP, free and clear of all Encumbrances other than Permitted Encumbrances. To the Knowledge of Parent, each Parent Associate involved in the creation or development of any material Parent IP, pursuant to such Parent Associate's activities on behalf of Parent, has signed a written agreement containing an assignment of such Parent Associate's rights in such Parent IP to Parent and confidentiality provisions protecting the Parent IP.

          (c)   To the Knowledge of Parent, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create Parent IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such Parent IP or the right to receive royalties for the practice of such Parent IP.

          (d)   Section 3.12(d) of Parent Disclosure Schedule sets forth each license agreement pursuant to which the Parent or its Subsidiaries (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by Parent in its business as currently conducted (each a "Parent In-bound License") or (ii) grants to any third party a license under any material Parent IP or material Intellectual Property Right licensed to the Parent or its Subsidiaries under a Parent In-bound License (each a "Parent Out-bound License"); provided, that, Parent In-bound Licenses shall not include, when entered into in the ordinary course of business, material transfer agreements, services agreements, clinical trial agreements, agreements with Parent Associates, non-disclosure agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements; and Parent Out-bound Licenses shall not include, when entered into in the ordinary course of business, material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, or non-exclusive outbound licenses.

          (e)   To the Knowledge of Parent: (i) the operation of the business of Parent and its Subsidiaries since January 1, 2017, does not infringe, misappropriate or otherwise violate any valid and enforceable patent that is not included on Section 2.12(a) of the Company Disclosure Schedule and (ii) no other Person is infringing, misappropriating or otherwise violating any material Parent IP. No Legal Proceeding is pending or, to the Knowledge of Parent, is threatened in writing (A) against Parent alleging that the operation of the business of Parent infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by Parent alleging that another Person has infringed, misappropriated or otherwise violated any of the material Parent IP or any Intellectual Property Rights exclusively licensed to Parent. Since January 1, 2017, Parent has not received any written notice or other written communication alleging that the operation of the business of Parent infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

          (f)    None of Parent IP or, to the Knowledge of Parent, any material Intellectual Property Rights exclusively licensed to Parent is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by Parent of any such Parent IP or material Intellectual Property Rights exclusively licensed to Parent or its Subsidiaries.

          (g)   To the Knowledge of Parent, the operation of Parent's and its Subsidiaries' business are in substantial compliance with all Laws pertaining to data privacy and data security of Sensitive Data, except to the extent that such noncompliance has not and would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, since January 1, 2017, there have been (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of Parent or its Subsidiaries, (ii) no violations of any security policy of Parent regarding any such Sensitive Data used in the business of Parent or its Subsidiaries, and (iii) no unauthorized access, unauthorized use or unintended or improper disclosure of any Sensitive Data used in the business of Parent or its Subsidiaries, in each case of (i) through (iii), except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

        3.13    Agreements, Contracts and Commitments.     Section 3.13 of the Parent Disclosure Schedule lists the following Parent Contracts in effect as of the date of this Agreement (and, except with respect to clauses (m) and (n) below, other than any Parent Benefit Plans) (each, a "Parent Material Contract" and collectively, the "Parent Material Contracts"):

          (a)   each Parent Contract that is a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

          (b)   each Parent Contract the primary purpose of which is indemnification or guaranty not entered into in the Ordinary Course of Business;

          (c)   each Parent Contract containing (A) any covenant limiting the freedom of Parent or its Subsidiaries to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement or similar term by which any Person is or could become entitled to any benefit, right or privilege that must be at least as favorable to such Person as those offered to another Person, (C) any exclusivity provision, right of first refusal or right of first negotiation or similar covenant, or (D) any non-solicitation provision with respect to employees of other Persons, in each case, except for restrictions that would not materially affect the ability of Parent or its Subsidiaries to conduct their respective businesses;

          (d)   each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $25,000 pursuant to its express terms and not cancelable without penalty;

          (e)   each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $25,000, other than Parent Contracts in which the applicable acquisition or disposition has been consummated and there are no material ongoing obligations;

          (f)    each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of Parent or its Subsidiaries or any loans or debt obligations with officers or directors of Parent or its Subsidiaries, in each case, having an outstanding principal in an amount in excess of $25,000;

          (g)   each Parent Contract requiring payment by or to Parent after the date of this Agreement in excess of $25,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by Parent; or (D) any Parent Contract to license or engage any third party to manufacture or produce any product or drug substance, service or technology of Parent, any Contract for raw materials or warehousing of products or any Parent Contract to sell, distribute or commercialize any products or service of Parent;

          (h)   each Parent Contract with any financial advisor, broker, finder, investment banker or other similar Person, providing advisory services to Parent or its Subsidiaries in connection with the Contemplated Transactions;

          (i)    each Parent Real Estate Lease;

          (j)    each Parent Contract with any Governmental Body (other than clinical trial agreements for clinical trial studies);

          (k)   each Parent Out-bound License and Parent In-bound License;

          (l)    each Parent Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent or its Subsidiaries or obligation to pay any royalties, fees or other payments to any owner, licensor, or other claimant to any Intellectual Property Rights, in each case, in excess of $25,000;

          (m)  each offer letter, employment agreement, or independent contractor agreement with any employee, consultant or independent contractor currently providing services to Parent or its Subsidiaries that (A) is not terminable by Parent or a Subsidiary of Parent without sixty (60) days' or more notice, severance, or other cost or liability, or (B) provides for retention payments, change of control payments, severance, accelerated vesting, or any payment or benefit that may or will become due as a result of the Merger (whether alone or in connection with any other event);

          (n)   each Parent Contract that is a collective bargaining agreement or is with a professional employer agency, temporary employment agency or labor contractor; or

          (o)   any Parent Contract that is not terminable at will (with no penalty or payment) by Parent and (A) which involves payment or receipt by Parent after the date of this Agreement under any such agreement, contract or commitment of more than $25,000 in the aggregate, or obligations after the date of this Agreement in excess of $25,000 in the aggregate, or (B) that is material to the business or operations of Parent.

        Parent has delivered or made available to the Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. Neither Parent nor any of its Subsidiaries has nor, to Parent's Knowledge, as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to Parent or its Subsidiaries or their respective businesses. As to Parent or its Subsidiaries, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. As of the date of this Agreement, no Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent or its Subsidiaries under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

        3.14    Compliance; Permits.

          (a)   Parent and each of its Subsidiaries is, and since January 1, 2017 has been, in compliance in all material respects with all applicable Laws, including the FDCA, the FDA regulations adopted thereunder, the Public Health Service Act and any other similar Law administered or promulgated by the FDA or other Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to Parent. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon Parent or its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or its Subsidiaries, any acquisition of material property by Parent or its Subsidiaries or the conduct of business by Parent or its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent's ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

          (b)   Parent or its Subsidiaries holds all required Governmental Authorizations which are material to the operation of the business of Parent and its Subsidiaries as currently conducted (the "Parent Permits"). Section 3.14(b) of the Parent Disclosure Schedule identifies each Parent Permit. Parent and its Subsidiaries are in material compliance with the terms of the Parent Permits, as applicable. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit.

          (c)   There are no proceedings pending or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries with respect to an alleged material violation by Parent of the FDCA, FDA regulations adopted thereunder, the Public Health Service Act or any other similar Law administered or promulgated by any Drug Regulatory Agency.

          (d)   All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries, or in which Parent or its Subsidiaries or their respective current products or product candidates have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, as applicable, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of Parent has been terminated or suspended prior to completion for safety or non-compliance reasons. Since January 1, 2017, neither Parent nor its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Parent threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries or in which Parent or its current products or product candidates have participated.

          (e)   Parent and each of its Subsidiaries is not the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Parent, Parent and each of its Subsidiaries has not committed any acts, made any statement, or has not failed to make any statement, in each case in respect of its business or products that would violate the FDA's "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" Final Policy, and any amendments thereto. Parent, each of its Subsidiaries, and any of their respective officers, employees or, to the Knowledge of Parent, agents has not been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of Parent, threatened against Parent, its Subsidiaries, or any of their officers, employees or, to the Knowledge of Parent, agents.

          (f)    Parent and its Subsidiaries have complied with all Laws relating to HIPAA, including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. Parent and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate Agreements to which Parent or a Subsidiary is a party or otherwise bound. Parent and its Subsidiaries have created and maintained written policies and procedures to protect the privacy of all protected health information, provide training to all employees and agents as required under HIPAA, and have implemented security procedures, including physical, technical and administrative safeguards, to protect all personal information and Protected Health Information stored or transmitted in electronic form. Neither Parent nor any of its Subsidiaries has received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Body of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. No successful Security Incident, Breach of Unsecured Protected Health Information or breach of personally identifiable information under applicable state or federal laws have occurred with respect to information maintained or transmitted to Parent, any of its Subsidiaries or an agent or third party subject to a Business Associate Agreement with Parent or any of its Subsidiaries. Parent and its Subsidiaries are currently submitting, receiving and handling or are capable of submitting, receiving and handling transactions in accordance with the Standard Transaction Rule. Parent and each of its Subsidiaries has materially complied with its requirements related to protection of Protected Health Information under its clinical trial agreements with health care provider Covered Entities that have participated in Parent's or its Subsidiaries' clinical studies under such agreements. All capitalized terms in this Section 3.14(f) not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

        3.15    Legal Proceedings; Orders.

          (a)   As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Parent, (B) any of Parent's Subsidiaries, (C) any Parent Associate (in his or her capacity as such) or (D) any of the material assets owned or used by Parent or its Subsidiaries;

  or (ii) that challenges, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

          (b)   Since January 1, 2017 through the date of this Agreement, no Legal Proceeding has been pending against Parent or its Subsidiaries that resulted in material liability to Parent or its Subsidiaries.

          (c)   There is no order, writ, injunction, judgment or decree to which Parent, any of its Subsidiaries, or any of the material assets owned or used by Parent or any of its Subsidiaries, is subject. To the Knowledge of Parent, no officer of Parent or its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or its Subsidiaries or to any material assets owned or used by Parent or its Subsidiaries.

        3.16    Tax Matters.

          (a)   All income and other material Tax Returns required to have been filed by the Parent or any Subsidiary have been timely filed (taking into account any extension of time within which to file) with the applicable Governmental Body. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No claim has ever been made by any Governmental Body in any jurisdiction where Parent or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that Parent or any Subsidiary is subject to taxation by that jurisdiction.

          (b)   All material Taxes due and owing by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been fully and timely paid. The unpaid Taxes of Parent and its Subsidiaries did not, as of the date of the Parent Balance Sheet, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Parent Balance Sheet. Since the Parent Balance Sheet Date, neither Parent nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.

          (c)   All material Taxes required to have been withheld, collected, or deposited by or with respect to the Parent and each Subsidiary have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Governmental Body, and the Parent and each Subsidiary has complied with all material Tax information reporting provisions of applicable Law.

          (d)   There are no Encumbrances for material Taxes (other than Permitted Encumbrances) upon any of the assets of Parent or any of its Subsidiaries.

          (e)   All deficiencies asserted, or assessments made, against the Parent or any Subsidiary as a result of any examinations by any Governmental Body have been fully paid and there are no deficiencies for Taxes of Parent or any of its Subsidiaries claimed or proposed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of Parent, threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.

          (f)    Neither Parent nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

          (g)   Neither Parent nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or other similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

          (h)   Neither Parent nor any of its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent). Neither Parent nor any of its Subsidiaries has any Liability for Taxes of any Person (other than Parent and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), or as a transferee or successor or by contract (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes).

          (i)    Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or non-U.S. Law).

          (j)    Neither Parent nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a "listed transaction" that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

        For purposes of this Section 3.16, each reference to Parent or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent or any Subsidiary, as applicable.

        3.17    Employee and Labor Matters; Benefit Plans.

          (a)   Section 3.17(a) of the Parent Disclosure Schedule is a list of all material Parent Benefit Plans. "Parent Benefit Plan" means each (i) "employee benefit plan" as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based (other than individual Parent Options made pursuant to the Parent's or its Subsidiaries' standard forms, in which case only representative standard forms of such stock option agreements shall be scheduled), phantom equity, employment agreement or offer letter, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen), in any case, maintained, contributed to, or required to be contributed to, by Parent or any of its Subsidiaries for the benefit of any current or former employee, director, officer or independent contractor of Parent or its Subsidiaries or under which Parent or its Subsidiaries have any actual or contingent liability (including, without limitation, as the result of being treated as a single employer under ERISA Section 4001(b) or Code Section 414 with any other person).

          (b)   As applicable with respect to each material Parent Benefit Plan listed on Section 3.17(a) of the Parent Disclosure Schedule, Parent has made available to the Company, true and complete copies of (i) each material Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten material Parent Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, and the nondiscrimination testing reports, actuarial reports, financial statements and trustee reports for the two most recently completed plan years, (vii) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations prepared or received in the most recent six years, and (viii) all policies and procedures established to comply with the privacy and security rules of HIPAA.

          (c)   Each Parent Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.

          (d)   The Parent Benefit Plans which are "employee pension benefit plans" within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination letters or, in the case of preapproved plans, the underlying plan documents have received favorable advisory or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of Parent nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Parent Benefit Plan or the tax exempt status of the related trust.

          (e)   Neither Parent nor any of its Subsidiaries nor any "Parent ERISA Affiliate" maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any "employee pension benefit plan" (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any "multiemployer plan" (within the meaning of Section 3(37) of ERISA), or (iii) any "multiple employer plan" (within the meaning of Section 413 of the Code). Neither the Company nor any of its Subsidiaries maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, any "multiple employer welfare arrangement" (within the meaning of Section 3(40) of ERISA).

          (f)    There are no pending or, to the Knowledge of the Company, threatened audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending or, to the Knowledge of Parent, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan, any fiduciary thereof or service provider thereto (in such Person's capacity as fiduciary thereof or service provider thereto), in any case, except as would not be reasonably expected to result in material liability to Parent or its Subsidiaries. All contributions and premium payments required to have been made under any of the Parent Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been made in all material respects and neither Parent nor its Subsidiaries has any material liability for any unpaid contributions with respect to any Parent Benefit Plan.

          (g)   Neither Parent or any of its Subsidiaries, nor to the Knowledge of Parent, any fiduciary, trustee or administrator of any Parent Benefit Plan (in such Person's capacity as fiduciary, trustee or administrator thereof), has engaged in, nor are the contemplated transactions reasonably expected to result in, any transaction with respect to any Parent Benefit Plan which would subject Parent or any Affiliate of Parent to a material Tax, material penalty or material liability for a non-exempt "prohibited transaction" under Section 406 of ERISA or Section 4975 of the Code.

          (h)   No Parent Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law.

          (i)    Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of

  Parent or its Subsidiaries, (ii) increase any amount of compensation or benefits otherwise payable under any Parent Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan.

          (j)    Neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a "disqualified individual" (within the meaning of Code Section 280G) with respect to Parent of any payment or benefit that is or could be characterized as a "parachute payment" (within the meaning of Code Section 280G).

          (k)   The exercise price of each Parent Option is not, and never has been, less than the fair market value of one share of Parent Common Stock as of the grant date of such Parent Option, as determined in a manner consistent with Section 409A of the Code and regulations thereunder.

          (l)    Each Parent Benefit Plan providing for deferred compensation that constitutes a "nonqualified deferred compensation plan" (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.

          (m)  No current or former employee, officer, director or independent contractor of Parent or its Subsidiaries has any "gross up" agreements with the Parent or other assurance of reimbursement by the Parent or its Subsidiaries for any Taxes imposed under Code Section 409A or Code Section 4999.

          (n)   Parent has provided or made available to the Company an accurate list, as of the date of this Agreement, containing the names of independent contractors of Parent and its Subsidiaries and, as applicable: (i) the annual dollar amount of base or other fixed compensation, director's fees, and target bonus, payable to each person; (ii) dates of employment or service; (iii) title; (iv) whether the individual has any eligibility to receive severance, notice of termination, retention payment, change of control payment, or other similar compensation, other than through a broad-based plan that is generally available to similarly situated employees; (v) visa status, if applicable; and (vi) with respect to employees, a designation of whether they are classified as exempt or non-exempt for purposes of FLSA and any similar state law. Parent has two full-time employee and no part-time or temporary employees. Parent's Subsidiaries have no full-time, part-time or temporary employees. As of the Closing Date, Parent and its Subsidiaries shall have no employees of any type.

          (o)   Parent and each of its Subsidiaries is not and never has been a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent or its Subsidiaries, including through the filing of a petition for representation election. There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity, against Parent or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity.

          (p)   Parent and each of its Subsidiaries is, and since January 1, 2017 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, payment of wages (including overtime wages), unemployment and workers' compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Parent and its Subsidiaries, with respect to employees of Parent and its Subsidiaries, Parent and each Subsidiary, since January 1, 2017: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of Parent, threatened or reasonably anticipated against Parent or its Subsidiaries relating to any employee, applicant for employment, consultant, employment agreement or Parent Benefit Plan (other than routine claims for benefits).

          (q)   Except as would not be reasonably likely to result in a material liability to Parent or its Subsidiaries, with respect to each individual who currently renders services to Parent or its Subsidiaries, Parent has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Parent has accurately classified him or her as exempt or nonexempt under all applicable Laws. Parent has no material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt under all applicable Laws.

          (r)   Within the preceding five (5) years, neither Parent nor any of its Subsidiaries has implemented any "plant closing" or "mass layoff" of employees that would reasonably be expected to require notification under the WARN Act or any similar state or local Law, no such "plant closing" or "mass layoff" will be implemented before the Closing Date without advance notification to and approval of Parent, and there has been no "employment loss" as defined by the WARN Act within the 90 days prior to the Closing Date.

          (s)   There is no Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries relating to labor, employment, employment practices, or terms and conditions of employment.

          (t)    No Parent Benefit Plan is maintained outside the United States.

          (u)   As of the Closing Date, Parent and its Subsidiaries shall have no material Liability pursuant to any Parent Benefit Plan.

        3.18    Environmental Matters.     Parent and each of its Subsidiaries is and since January 1, 2017 has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental

Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Parent has not received since January 1, 2017 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that Parent or its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of Parent, there are no circumstances that would reasonably be expected to prevent or interfere with Parent's or its Subsidiaries' compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to have a Parent Material Adverse Effect. No current or (during the time a prior property was leased or controlled by Parent) prior property leased or controlled by Parent or its Subsidiaries has had a release of or exposure to Hazardous Materials in violation of Environmental Law, except as would not reasonably be expected to have a Parent Material Adverse Effect. Prior to the date hereof, Parent has provided or otherwise made available to the Company true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of Parent with respect to any property leased or controlled by each of Parent or its Subsidiaries or any business operated by it.

        3.19    Transactions with Affiliates.     Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent's Annual Report on Form 10-K for the year ended December 31, 2017 as filed with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K.

        3.20    Insurance.    Parent has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and its Subsidiaries, which include accurate and complete copies of the existing policies (primary and excess) of directors' and officers' liability insurance maintained by Parent. Each of such insurance policies is in full force and effect and Parent and its Subsidiaries is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2017 through the date of this Agreement, Parent has not received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent or its Subsidiaries for which Parent has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent of its intent to do so.

        3.21    No Financial Advisors.     Other than H.C. Wainwright & Co., LLC, no broker, finder or investment banker is entitled to any brokerage fee, finder's fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent or its Subsidiaries.

        3.22    Anti-Bribery.    Neither Parent nor any of its Subsidiaries nor any of their respective directors, officers, employees or, to Parent's Knowledge, agents or any other Person acting on its behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of Anti-Bribery Laws. Parent and each of its Subsidiaries is not and has not been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

        3.23    Valid Issuance.     The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

        3.24    Opinion of Financial Advisor.     The Parent Board has received an opinion of H.C. Wainwright & Co., LLC to the effect that, as of the date of this Agreement and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent. Parent shall, promptly following the execution of this Agreement by the Parties, furnish a copy of such written opinion to the Company solely for information purposes, it being agreed and understood that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company.

        3.25    Shell Company Status.     Parent is not an issuer identified in Rule 144(i)(1) of the Securities Act or a shell company as defined in Rule 12b-2 of the Exchange Act.

        3.26    Disclosure.    The information supplied by Parent and any of its Subsidiaries for inclusion in the Registration Statement or the Proxy Statement/Prospectus (including any of Parent's financial statements) will not, as of the effective date of the Registration Statement, the date of the Proxy Statement/Prospectus, or the date that the Proxy Statement/Prospectus is first mailed to Parent stockholders or the Company stockholders, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading.

Section 4.    CERTAIN COVENANTS OF THE PARTIES

        4.1    Operation of Parent's Business.

          (a)   Except as set forth on Section 4.1(a) of the Parent Disclosure Schedule, as expressly permitted by this Agreement (including in connection with the Divestiture Transactions, subject to Section 4.7), as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the "Pre-Closing Period"): each of Parent and its Subsidiaries shall conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Parent Material Contracts.

          (b)   Except (i) as expressly permitted by this Agreement (including in connection with the Divestiture Transactions, subject to Section 4.7), (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit its Subsidiaries to, do any of the following:

              (i)  declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Parent Stock Plans in accordance with the terms of such award in effect on the date of this Agreement and except for repurchases of unvested shares of Parent Common Stock from terminated employees, directors or consultants of the Company pursuant to Parent Contracts, that have been made available to the Company prior to the date of this Agreement);

             (ii)  sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent (except for Parent Common Stock issued upon the valid exercise or conversion of outstanding Parent Options or Parent Series A Preferred Stock); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent;

            (iii)  Other than the Parent Series A Preferred Stockholder Matters and the Parent Common Stockholder Matters, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

            (iv)  except for Proteon Merger Sub, form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

             (v)  (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment;

            (vi)  other than as required by applicable Law or the terms of any Parent Benefit Plan or Parent Contract as in effect on the date of this Agreement that have been made available to the Company prior to the date of this Agreement or the terms of any Parent Contract to be entered into after the date of this Agreement as contemplated under Section 4.1(b) of the Parent Disclosure Schedule (only to the extent that (x) there are no potential or contingent Liabilities of any amount or nature whatsoever for Parent or its Subsidiaries that would survive Closing and (y) any such action would not negatively impact the treatment of the Merger as reorganization under Section 368(a) of the Code): (A) adopt, terminate, establish or enter into any Parent Benefit Plan; (B) cause or permit any Parent Benefit Plan to be amended in any material respect (other than in connection with the termination thereof); (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees; (D) increase the severance, retention or change of control benefits offered to any current or former or new employees, directors or consultants; or (E) hire or retain any officer, employee or consultant;

           (vii)  recognize any labor union, labor organization, or similar Person except as otherwise required by law and after advance notice to the Company;

          (viii)  acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, other than the Divestiture Transactions (subject to Section 4.7), or grant any Encumbrance with respect to such assets or properties;

            (ix)  sell, assign, transfer, license, sublicense or otherwise dispose of any material Parent IP (other than the Divestiture Transactions (subject to Section 4.7));

             (x)  make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six (6) months), or adopt or change any material accounting method in respect of Taxes;

            (xi)  enter into, materially amend or terminate any Parent Material Contract other than in connection with the Divestiture Transactions, subject to Section 4.7; provided that Parent may terminate such Parent Material Contract as long as (x) there are no potential or contingent Liabilities of any amount or nature whatsoever for Parent or its Subsidiaries that would survive Closing and (y) any such termination would not negatively impact the treatment of the Merger as reorganization under Section 368(a) of the Code;

           (xii)  other than incurrence or payment of Parent Transaction Expenses, other than in connection with Divestiture Transactions (subject to Section 4.7) and other than in the Ordinary Course of Business, make any expenditures or incur any liabilities, in each case, in amounts that exceed $25,000 in the aggregate;

          (xiii)  other than as required by Law or GAAP, take any action to change accounting policies or procedures;

          (xiv)  subject to Section 5.18, initiate or settle any Legal Proceeding; or

           (xv)  agree, resolve or commit to do any of the foregoing.

          (c)   Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

        4.2    Operation of the Company's Business.

          (a)   Except as set forth on Section 4.2(a) of the Company Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: each of the Company and its Subsidiaries shall conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts.

          (b)   Except (i) as expressly permitted by this Agreement, (ii) as expressly permitted in the Subscription Agreement or any of the other definitive agreements entered into on the date of this Agreement in connection with the Private Placement, (iii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iv) as required by applicable Law or (v) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

              (i)  declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

             (ii)  sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options); (B) any option, warrant, right to acquire any capital stock or any other security (other than grants of awards under the Company Plans or Benefit Contracts); or (C) any other instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries (other than grants of awards under the Company Plans or Benefit Contracts);

            (iii)  except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries' Organizational Documents, or effect or be a party to any merger,

    consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

            (iv)  form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

             (v)  (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $100,000;

            (vi)  recognize any labor union, labor organization, or similar Person, except as otherwise required by law and after advance notice to the Parent;

           (vii)  other than in the Ordinary Course of Business, acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties;

          (viii)  sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

            (ix)  make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six (6) months), or adopt or change any material accounting method in respect of Taxes;

             (x)  other than in the Ordinary Course of Business or any Benefit Contracts, enter into, materially amend or terminate any Company Material Contract;

            (xi)  other than as required by Law or GAAP, take any action to change accounting policies or procedures;

           (xii)  initiate or settle any Legal Proceeding in the amounts that exceed $100,000 individually or $500,000 in the aggregate; or

          (xiii)  agree, resolve or commit to do any of the foregoing.

          (c)   Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

        4.3    Access and Investigation.

          (a)   Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party's Representatives to: (i) provide the other Party and such other Party's Representatives with reasonable access, upon reasonable notice and during normal business hours to such Party's Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (ii) provide the other Party and such other Party's Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (iii) permit the other Party's officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer (or interim chief financial officer, as applicable), chief executive officer, and other officers and managers of such Party responsible for such Party's financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate; and (iv) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

          (b)   Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

        4.4    Parent Non-Solicitation.

          (a)   Parent agrees that, during the Pre-Closing Period, it shall not, and shall not authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any nonpublic information regarding Parent to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions contained in this Section 4.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.4(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Parent Stockholder Vote, Parent may furnish non-public information regarding Parent to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person, which the Parent Board determines in good faith, after consultation with Parent's outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Parent nor any of its Representatives shall have breached this Section 4.4 in any material respect; (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) at least two (2) Business Days prior to furnishing such nonpublic confidential information to, or entering into discussions with, such Person, Parent gives the Company written notice of the identity of such Person and of Parent's intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) Parent receives from such Person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to Parent as those contained in the Confidentiality Agreement and which includes a customary standstill provision (only to the extent if the failure to include such standstill provision is reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law) (a "Parent Permitted Confidentiality Agreement"); and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent (whether or not such Representative is purporting to act on behalf of Parent) takes any action that, if taken by Parent, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.

          (b)   If Parent or any Representative of Parent receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than twenty-four (24) hours after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof) and provide a copy of all written materials relating to such Acquisition Proposal or Acquisition Inquiry, including a written summary of all material oral communications made by any Person in connection with such Acquisition Proposal or Acquisition Inquiry, confidentiality agreements and Parent responses. Parent shall keep the Company reasonably informed on a current basis with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry (including any amendment thereto) and the status of any such discussions or negotiations, including by promptly including copies of any additional requests, proposals or offers, including any drafts of proposed agreements and amendments thereto.

          (c)   Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and as soon as practicable after the date of this Agreement and in any event prior to the Closing Date request the destruction or return of any nonpublic information of Parent provided to any Person that Parent has had discussions, negotiations and communications that relate to any Acquisition Proposal or Acquisition Inquiry.

        4.5    Company Non-Solicitation.

          (a)   The Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions contained in this Section 4.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.5 and subject to compliance with this Section 4.5, prior to obtaining the Required Company Stockholder Vote, the Company may furnish non-public information regarding the Company to, and enter into discussions or negotiations with, any Person in response to a bona fide Acquisition Proposal by such Person, which the Company Board determines in good faith, after consultation with the Company's outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither the Company nor any of its Representatives shall have breached this Section 4.5 in any material respect; (B) the Company Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law; (C) at least two (2) Business Days prior to furnishing such nonpublic confidential information to, or entering into discussions with, such Person, the Company gives Parent written notice of the identity of such Person and of the Company's intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) the Company receives from such Person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to the Company as those contained in the Confidentiality Agreement (a "Company Permitted Confidentiality Agreement"); and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.

          (b)   If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than twenty-four (24) hours after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof) and provide a copy of all written materials relating to such Acquisition Proposal or Acquisition Inquiry, including a written summary of all material oral communications made by any Person in connection with such Acquisition Proposal or Acquisition Inquiry, confidentiality agreements and Company responses. The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry(including any amendment thereto) and the status of any such discussions or negotiations, including by promptly including copies of any additional requests, proposals or offers, including any drafts of proposed agreements and amendments thereto.

          (c)   The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and promptly (and in any event within three (3) Business Days) request the destruction or return of any nonpublic information of the Company or any of its Subsidiaries provided to any Person that the Company has had discussions, negotiations and communications that relate to any Acquisition Proposal or Acquisition Inquiry.

        4.6    Notification of Certain Matters.

          (a)   During the Pre-Closing Period, the Company shall promptly notify Parent (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company or its Subsidiaries is commenced, or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries or, to the Knowledge of the Company, any director or officer of the Company or its Subsidiaries; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this

  Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in the case of (iii) and (iv) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 7, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company or any of its Subsidiaries contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6 and 7, as applicable.

          (b)   During the Pre-Closing Period, Parent shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent is commenced, or, to the Knowledge of Parent, threatened against Parent or, to the Knowledge of Parent, any director or officer of Parent; (iii) Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Parent to comply with any covenant or obligation of Parent or Proteon Merger Sub; in the case of (iii) and (iv) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6 and 8, as applicable.

        4.7    Potential Divestiture.     Notwithstanding anything in this Agreement to the contrary (but subject to the provisions set forth below in this Section 4.7), Parent shall be entitled to divest the Divestiture Assets; provided, however, that (a) if (i) there are any potential or contingent post-disposition Liabilities of any amount or nature whatsoever for Parent or its Subsidiaries in connection with such disposition or (ii) any such disposition could negatively impact the treatment of the Merger as reorganization under Section 368(a) of the Code, then Parent shall seek the Company's written consent (not to be unreasonable withheld, conditioned or delayed) prior to entering into a definitive agreement for such disposition and (b) Parent shall use reasonable efforts to structure the terms of any Divestiture Transaction so that such Divestiture Transaction is consummated no earlier than five Business Days prior to the Closing Date. Notwithstanding anything to the contrary in this Agreement, the Contemplated Transactions shall not be delayed by or conditioned upon the Divestiture Transaction. For clarity, if the Divestiture Transaction is not completed at or prior to the Effective Time, the Divestiture Assets shall be retained by Parent. Notwithstanding anything in the foregoing provisions of this Section 4.7 express or implied to the contrary, if the Company provides written notice to Parent at any time prior to the Closing Date (the "Company No Divestiture Notice") requesting that Parent not enter into a Divestiture Transaction with respect to any Divestiture Assets prior to the Closing, and if, prior to receipt of the Company No Divestiture Notice, Parent has not given written notice to the Company that Parent has entered into, or promptly after the date of such written notice given by Parent, will be entering into, a binding Contract with a third party for a Divestiture Transaction with respect to any Divestiture Assets (any such written notice by Parent, a "Parent Divestiture Notice"), then, unless otherwise agreed in writing by the Company, Parent shall not be entitled to enter into a binding Contract to effect a Divestiture Transaction that involves any Divestiture Assets subject to the Company No Divestiture Notice.

Section 5.    ADDITIONAL AGREEMENTS OF THE PARTIES

        5.1    Registration Statement; Proxy Statement/Prospectus.

          (a)   As promptly as practicable after the date of this Agreement (but in no event later than 50 days following the date of this Agreement), the Parties shall prepare, and Parent shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus. Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at the time that the Proxy Statement/Prospectus or any amendment or supplement thereto is filed with the SEC or is first mailed to the Parent stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by the Company or its Subsidiaries to Parent for inclusion in the Registration Statement (including the Company Audited Financial Statements and the Company Interim Financial Statements) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or its Subsidiaries or any of their Representatives in writing specifically for inclusion therein. Notwithstanding the foregoing, the Company makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by Parent or any of its Representatives specifically for inclusion therein. As soon as reasonably practicable, Parent shall establish a record date for, duly call, give notice of and, as soon as reasonably practicable thereafter, in accordance with Section 5.3, convene the Parent Stockholders' Meeting. Parent shall notify the Company promptly of the receipt of any comments from the SEC or staff of the SEC, for amendments or supplements to the Registration Statement or for additional information and shall supply the Company with copies of all correspondence between Parent or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Registration Statement or Proxy Statement/Prospectus. Each of the Parties shall use commercially reasonable efforts to cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff (and to give the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments to the SEC or its staff) and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Parent shall use commercially reasonable efforts to cause the Proxy Statement/Prospectus to be mailed to Parent's stockholders as promptly as practicable (but within five Business Days) after the Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party's Affiliates and such Party's stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Parent, Proteon Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Parent stockholders.

          (b)   Prior to the Effective Time, Parent shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger

  (to the extent required) shall be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Company Capital Stock has an address of record on the applicable record date for determining the holders of Company Capital Stock entitled to notice and to vote pursuant to the Company Stockholder Written Consent.

          (c)   The Company shall reasonably cooperate with Parent and provide, and require its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company or its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement. Each Party will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of such Party's independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to the other Party), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

          (d)   Prior to filing of the Registration Statement, Parent (and Proteon Merger Sub) and the Company shall use their respective reasonable best efforts to execute and deliver to Cooley LLP ("Cooley") and to Morgan, Lewis & Bockius LLP ("Morgan Lewis") the applicable "Tax Representation Letters" referenced in Section 5.9(d). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, Parent and the Company shall use their respective reasonable best efforts to cause Cooley to deliver to the Company, and to cause Morgan Lewis to deliver to Parent, a Tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the Tax Representation Letters referred to in this Section 5.1(d) and Section 5.9(d).

        5.2    Company Information Statement; Stockholder Written Consent.

          (a)   Promptly after the Registration Statement shall have been declared effective under the Securities Act, and in any event no later than five (5) Business Days thereafter, the Company shall prepare, with the cooperation of Parent, and commence mailing to its stockholders an information statement, which shall include a copy of the Proxy Statement/Prospectus (the "Information Statement"), to solicit the Company Stockholder Written Consent evidencing the Required Company Stockholder Vote for purposes of (within ten (10) Business Days after the Registration Statement shall have been declared effective) (i) adopting this Agreement and thereby approving the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (collectively, the "Company Stockholder Matters"). Under no circumstances shall the Company, other than with the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), assert that any other approval or consent is necessary by its stockholders to approve the Company Stockholder Matters. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(a) shall be subject to Parent's advance review and reasonable approval (which consent shall not be unreasonably withheld, delayed or conditioned).

          (b)   The Company covenants and agrees that the Information Statement, including any pro forma financial statements included therein (and the letter to stockholders and form of Company

  Stockholder Written Consent included therewith), will not, at the time that the Information Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company, at the time of receipt of the Required Company Stockholder Vote and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no covenant, representation or warranty with respect to statements made in the Information Statement or incorporated by reference from the Registration Statement (and the letter to the stockholders and form of Company Stockholder Written Consent included therewith), if any, based on information furnished in writing by Parent specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Information Statement to comply with the DGCL and the applicable rules and regulations promulgated by the SEC in all material respects (which consent shall not be unreasonably withheld, delayed or conditioned).

          (c)   Promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the "Stockholder Notice") to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the applicable rules and regulations promulgated by the SEC and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company's stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(c) shall be subject to Parent's advance review and reasonable approval.

          (d)   The Company agrees that, subject to Section 5.2(e): (i) the Company Board shall recommend that the Company's stockholders vote to approve the Company Stockholder Matters and shall use reasonable best efforts to solicit such approval from each of the Company stockholders necessary to deliver the Company Stockholder Written Consent evidencing the Required Company Stockholder Vote within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company's stockholders vote to adopt and approve this Agreement being referred to as the "Company Board Recommendation"); (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a "Company Board Adverse Recommendation Change"); and (iii) other than a Company Permitted Confidentiality Agreement, neither the Company nor its Affiliates shall enter into any agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any Acquisition Proposal, submit any Acquisition Proposal to the vote of any stockholders of the Company or resolve, propose or agree to do any of the foregoing.

          (e)   Notwithstanding anything to the contrary contained in this Agreement, if at any time prior to the approval of Company Stockholder Matters by the Required Company Stockholder Vote:

              (i)  Company has received a written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.5) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Company Board may make a Company Board Adverse Recommendation Change, if and only if: (A) the Company Board determines in good faith, after consultation with Company's outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board to the Company's stockholders under applicable Law; (B) Company shall have given the Parent prior written notice of its intention to consider making a Company Board Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(g) at least four (4) Business Days prior to making any such Company Board Adverse Recommendation Change or termination (a "Company Determination Notice") (which notice shall not constitute a Company Board Adverse Recommendation Change); and (C) (1) the Company shall have provided to Parent the material terms and conditions and written material relating to the Acquisition Proposal in accordance with Section 4.5(b) , including unredacted copies of the Acquisition Proposal and all other documents related to the Acquisition Proposal, (2) the Company shall have given Parent the four (4) Business Days after the Company Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Board Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(g) would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board to the Company's stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.2(e)(i) shall also apply to any material change to the facts and circumstances relating to such Acquisition Proposal and require a new Company Determination Notice, except that the references to four (4) Business Days shall be deemed to be three (3) Business Days.

             (ii)  other than in connection with an Acquisition Proposal, the Company Board may make a Company Board Adverse Recommendation Change in response to a Company Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company's outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board to Company's stockholders under applicable Law; (B) the Company shall have given Parent a Company Determination Notice at least four (4) Business Days prior to making any such Company Board Adverse Recommendation Change; and (C) (1) Company shall have specified the Company Change in Circumstance in reasonable detail, (2) the Company shall have given Parent the four (4) Business Days after the Company Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Company Board Adverse Recommendation Change in response to such Company Change in Circumstance would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board to the Company's stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.2(e)(ii) shall also apply to any material change to the facts and circumstances relating to such Company Change in Circumstance and require a new Company Determination Notice, except that the references to four (4) Business Days shall be deemed to be three (3) Business Days.

          (f)    The Company's obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or by any Company Board Adverse Recommendation Change.

        5.3    Parent Stockholders' Meeting.

          (a)   Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock for the purpose of seeking approval of:

              (i)  the amendment of Parent's certificate of incorporation to effect the Nasdaq Reverse Split;

             (ii)  the issuance pursuant to the Merger and the Private Placement of shares of Parent Capital Stock that represent (or are convertible into) more than twenty percent (20%) of the shares of Parent Common Stock outstanding immediately prior to the Merger and the change of control of Parent resulting from the Merger and the Private Placement, in each case pursuant to the Nasdaq rules;

            (iii)  the amendment of Parent's certificate of incorporation to effect the Parent Series A Preferred Automatic Conversion immediately following the consummation of the Private Placement; and

            (iv)  the Parent EIP Amendment (the matters contemplated by the clauses 5.3(a)(i) through (iv) are referred to as the "Parent Common Stockholder Matters," and the matters contemplated by the clauses 5.3(a)(i) through (iii) are referred to as the "Closing Parent Common Stockholder Matters" and such meeting, the "Parent Stockholders' Meeting").

          (b)   The Parent Stockholders' Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and in any event no later than 50 calendar days thereafter. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders' Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders' Meeting, or a date preceding the date on which the Parent Stockholders' Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the required approval of the holders of Parent Common Stock at the Parent Stockholders' Meeting with respect to all of the Parent Common Stockholder Matters, whether or not a quorum would be present at the Parent Stockholders' Meeting or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders' Meeting, Parent and the Company may mutually agree to postpone or adjourn the Parent Stockholders' Meeting as long as the date of the Parent Stockholders' Meeting is not postponed or adjourned more than an aggregate of twenty (20) consecutive calendar days in connection with such postponement or adjournment.

          (c)   Parent agrees that, subject to Section 5.3(d): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Common Stockholder Matters and shall use commercially reasonable efforts to solicit such approval (the recommendation of the Parent Board with respect to the Parent Common Stockholder Matters being referred to, collectively, as the "Parent Board Recommendation"); (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Parent Board recommends that holders of Parent Common Stock vote to approve the Parent Common Stockholder Matters; (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not resolve or publicly propose or agree to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company (the actions set forth in the foregoing clause (iii), collectively, a "Parent Board Adverse Recommendation Change"); and (iv) other than a Parent Permitted Confidentiality Agreement, neither Parent nor its Affiliates shall enter into any agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any Acquisition Proposal, submit any Acquisition Proposal to the vote of any stockholders of Parent or resolve, propose or agree to do any of the foregoing.

          (d)   Notwithstanding anything to the contrary contained in this Agreement, if at any time prior to the approval of the Parent Common Stockholder Matters by the required vote of the holders of Parent Common Stock at the Parent Stockholders' Meeting:

              (i)  Parent has received a written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.4) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Parent Board may make a Parent Board Adverse Recommendation Change, if and only if: (A) the Parent Board determines in good faith, after consultation with Parent's outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board to Parent's stockholders under applicable Law; (B) Parent shall have given the Company prior written notice of its intention to consider making a Parent Board Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(j) at least four (4) Business Days prior to making any such Parent Board Adverse Recommendation Change or termination (a "Determination Notice") (which notice shall not constitute a Parent Board Adverse Recommendation Change); and (C) (1) Parent shall have provided to the Company the material terms and conditions and written material relating to the Acquisition Proposal in accordance with Section 4.4(b), including unredacted copies of the Acquisition Proposal and all other documents related to the Acquisition Proposal (2) Parent shall have given the Company the four (4) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with the Company with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Parent Board Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(j) would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board to Parent's stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.3(d)(i) shall also apply to any material change to the facts and circumstances relating to such Acquisition Proposal and require a new Determination Notice, except that the references to four (4) Business Days shall be deemed to be three (3) Business Days.

             (ii)  other than in connection with an Acquisition Proposal, the Parent Board may make a Parent Board Adverse Recommendation Change in response to a Parent Change in Circumstance, if and only if: (A) the Parent Board determines in good faith, after consultation with Parent's outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board to Parent's stockholders under applicable Law; (B) Parent shall have given the Company a Determination Notice at least four (4) Business Days prior to making any such Parent Board Adverse Recommendation Change; and (C) (1) Parent shall have specified the Parent Change in Circumstance in reasonable detail, (2) Parent shall have given the Company the four (4) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with the Company with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that the failure to make the Parent Board Adverse Recommendation Change in response to such Parent Change in Circumstance would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board to Parent's stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.3(d)(ii) shall also apply to any material change to the facts and circumstances relating to such Parent Change in Circumstance and require a new Determination Notice, except that the references to four (4) Business Days shall be deemed to be three (3) Business Days.

          (e)   Subject to Section 9.1(j), Parent's obligation to solicit the approval of the Parent Common Stockholder Matters by the required vote of the holders of Parent Common Stock at the Parent Stockholders' Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or by any Parent Board Adverse Recommendation Change.

          (f)    Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a "stop, look and listen" communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to the Parent stockholders that is required by applicable Law; provided that Parent shall not effect or disclose pursuant to such rules or Law or otherwise take a position which constitutes, a Parent Board Adverse Recommendation Change unless specifically permitted pursuant to the terms of Section 5.3.

        5.4    Company Options.

          (a)   At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as Parent and the Company mutually agree are appropriate to reflect the substitution of the Company Options by Parent to purchase shares of Parent Common Stock). All rights with respect to Company Common Stock under Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent. Notwithstanding anything to the contrary in this Section 5.4(a), the conversion of each Company Option (regardless of whether such option qualifies as an "incentive stock option" within the meaning of Section 422 of the Code) into an option to purchase shares of Parent Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option shall not constitute a "modification" of such Company Option for purposes of Section 409A or Section 424 of the Code.

          (b)   Parent shall file with the SEC, reasonably promptly after the Effective Time, a registration statement on Form S-8 (or any successor or alternative form), relating to the shares of Parent Common Stock issuable with respect to Company Options assumed by Parent in accordance with Section 5.4(a).

          (c)   Prior to the Effective Time, the Company and Parent shall take all actions that may be reasonably necessary (under the Company Plan and otherwise) to effectuate the provisions of this Section 5.4 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.4.

        5.5    Indemnification of Officers and Directors.

          (a)   The provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

          (b)   From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its directors and officers as of immediately prior to the Closing pursuant to any indemnification provisions under the Company's Organizational Documents and pursuant to any indemnification agreements between the Company and such directors and officers, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its directors and officers as of immediately prior to the Closing pursuant to any indemnification provisions under Parent's Organizational Documents and pursuant to any indemnification agreements between Parent and such directors and officers, with respect to claims arising out of matters occurring at or prior to the Effective Time.

          (c)   From and after the Effective Time, Parent shall maintain directors' and officers' liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, a six (6) year prepaid "tail policy" for the non-cancellable extension of the directors' and officers' liability coverage of Parent's existing directors' and officers' insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (the "D&O Tail Policy"); provided, however, that (i) the D&O Tail Policy shall have a maximum liability coverage of $20,000,000 and a retention of $2,500,000, notwithstanding that Parent's existing directors' and officers insurance policies have a higher maximum liability coverage and a lower retention, and (ii) in no event shall Parent expend for the D&O Tail Policy a one-time premium in excess of three hundred percent (300%) of the annual premium currently paid by Parent for Parent's existing directors' and officers insurance policies; and provided, further, that, if the one-time premium for the D&O Tail Policy exceeds the amount contemplated under clause (ii) above, Parent shall obtain a D&O Tail Policy with the greatest coverage available that is consistent with clause (i) above for a cost not exceeding the amount contemplated under clause (ii) above.

          (d)   From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys' fees, that are incurred by the persons referred to in this Section 5.5 in connection with their successful enforcement of the rights provided to such persons in this Section 5.5.

          (e)   The provisions of this Section 5.5 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent, Proteon Merger Sub and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of such current and former directors and officers, their heirs and their representatives.

          (f)    In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.5. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.5.

        5.6    Additional Agreements.     The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party to this Agreement: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract (with respect to Contracts set forth in Section 5.6 of the Company Disclosure Schedule) to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

        5.7    Disclosure.    The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Parent Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to Parent Associates or Company Associates without the other Party's written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Parent SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, and subject to any limitations pursuant to Sections 5.2 or 5.3, issue any such press release or make any such public announcement or statement as may be required by any Law; and (c) a Party need not consult with the other Party in connection with such portion of any press release, public statement or filing to be issued or made with respect to any Acquisition Proposal or Parent Board Adverse Recommendation Change or Company Board Adverse Recommendation Change, as applicable.

        5.8    Listing.    Parent shall (a) maintain its existing listing on Nasdaq until the Effective Time and obtain approval of the listing of the combined corporation on Nasdaq; (b) prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions (including, without limitation, the Parent Series A Preferred Automatic Conversion), and to cause such shares to be approved for listing (subject to official notice of issuance); (c) to effect the Nasdaq Reverse Split; and (d) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the "Nasdaq Listing Application"), which Nasdaq Listing Application shall be prepared by the Company, and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Parties will use reasonable best efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Each Party will promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. All Nasdaq fees associated with the Nasdaq Listing Application and the Nasdaq Reverse Split, if any (the "Nasdaq Fees") shall be borne by the Company. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.8.

        5.9    Tax Matters.

          (a)   For United States federal income Tax purposes, (i) the Parties desire that the Merger qualify as a "reorganization" within the meaning of Section 368(a) of the Code (the "Intended Tax Treatment"), and (ii) this Agreement is intended to be, and is hereby adopted as, a "plan of reorganization" for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which the Parent, Proteon Merger Sub and the Company are parties under Section 368(b) of the Code.

          (b)   The Parties acknowledge and agree that each has relied upon the advice of its own tax advisors in connection with the Merger and the Contemplated Transactions and that none of Parent, Company and Proteon Merger Sub makes any representation or warranty as to the Intended Tax Treatment.

          (c)   The Parties shall use their respective commercially reasonable efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment.

          (d)   The Company shall use its reasonable best efforts to deliver to Cooley and Morgan Lewis a "Tax Representation Letter," dated as of the date of the Tax opinions referenced in Section 5.1(d) and signed by an officer of the Company, containing representations of the

  Company, and Parent (and Proteon Merger Sub) shall use their reasonable best efforts to deliver to Cooley and Morgan Lewis a "Tax Representation Letter," dated as of the date of the Tax opinions referenced in Section 5.1(d) and signed by an officer of Parent (and Proteon Merger Sub), containing representations of Parent (and Proteon Merger Sub), in each case as shall be reasonably necessary or appropriate to enable Cooley and Morgan Lewis to render the applicable tax opinions described in Section 5.1(d).

        5.10    Legends.    Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Common Stock to be received in the Merger by equity holders of the Company who may be considered "affiliates" of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

        5.11    Directors and Officers.     The Parties shall take all necessary action, including by adopting resolutions and amending its Organizational Documents, so that effective as of the Effective Time, (a) the Parent Board is comprised of seven (7) members, with five (5) such members designated by the Company, one (1) such member designated by Parent, and one (1) such member being the Chief Executive Officer of Parent following the Effective Time and (b) the Persons listed in Exhibit C under the heading "Officers" are elected or appointed, as applicable, to the positions of officers of Parent and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law. If any Person listed in Exhibit C is unable or unwilling to serve as an officer of Parent or the Surviving Corporation, as set forth therein, as of the Effective Time, the Parties shall mutually agree upon a successor. The Persons listed in Exhibit C under the heading "Board Designees—Company" shall be the Company's designees pursuant to clause (a) of this Section 5.11 (which list may be changed by the Company at any time prior to the Closing by written notice to Parent to include different board designees who are reasonably acceptable to Parent) and the Person listed in Exhibit C under the heading "Board Designee—Parent" shall be Parent's designee pursuant to clause (a) of this Section 5.11 (which Person shall be an "independent director" under Nasdaq Stock Market Rule 5605 and may be changed by Parent at any time prior to the Closing by written notice to the Company to include a different board designee who is reasonably acceptable to the Company, so long as any such substitute would be an "independent director" under Nasdaq Stock Market Rule 5605).

        5.12    Termination of Certain Agreements and Rights.     The Company shall cause any Investor Agreements (excluding the Company Stockholder Support Agreements and Company Lock-up Agreements) to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

        5.13    Section 16 Matters.     Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock, restricted stock awards to purchase Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. At least thirty (30) calendar days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Common Stock owned by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger, and (b) the number of other derivative securities (if any) with respect to Company Common Stock owned by such individual and expected to be converted into shares of Parent Common Stock, restricted stock awards to purchase Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

        5.14    Cooperation.    Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.

        5.15    Allocation Certificates.

          (a)   The Company will prepare and deliver to Parent at least five (5) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time) (i) each holder of Company Common Stock and Company Options; (ii) such holder's name and address; (iii) the number and type of Company Common Stock held and/or underlying the Company Options as of the immediately prior to the Effective Time for each such holder; and (iv) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Parent Option to be issued to such holder, pursuant to this Agreement in respect of the Company Common Stock or Company Options held by such holder as of immediately prior to the Effective Time (the "Allocation Certificate").

          (b)   Parent will prepare and deliver to the Company at least five (5) Business Days prior to the Closing Date a certificate signed by the Interim Chief Financial Officer or President of Parent in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time (after giving effect to the Nasdaq Reverse Split and the Parent Series A Preferred Automatic Conversion assuming, solely for purposes of such certificate, that the Parent Series A Preferred Automatic Conversion is effected immediately prior to the Effective Time) (i) each record holder of Parent Common Stock or Parent Options; and (ii) such record holder's name and address (the "Parent Outstanding Shares Certificate").

        5.16    Company Financial Statements.     As promptly as reasonably practicable following the date of this Agreement (i) the Company will furnish to Parent audited financial statements for the fiscal years ended 2017 and 2018 for inclusion in the Proxy Statement/Prospectus and the Registration Statement (the "Company Audited Financial Statements") and (ii) the Company will furnish to Parent unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the "Company Interim Financial Statements"), each such Company Interim Financial Statements to be furnished to Parent no later than forty-five (45) days following the end of the interim period to which such Company Interim Financial Statements relate. Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Proxy Statement/Prospectus and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders' equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

        5.17    Takeover Statutes.     If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

        5.18    Stockholder Litigation.     Parent shall conduct and control the defense and settlement of any stockholder litigation against Parent or any of its directors relating to this Agreement or the

Contemplated Transactions; provided, that, any settlement and any cost and expenses in relation thereto (or a reasonable estimate agreed by the parties hereto for potential settlement and any cost and expenses in relation thereto) that cannot be paid in full out of Parent Net Cash (disregarding the deduction in item (vi) in such definition solely for this purpose) prior to the Effective Time shall be subject to the prior written consent of the Company (provided that such consent shall not be unreasonably withheld, conditioned or delayed). Without limiting the foregoing, prior to the Closing, Parent shall give the Company the opportunity to consult with Parent in connection with the defense of any such stockholder litigation, in good faith take any comments of the Company into account with respect to such stockholder litigation, give the Company the right to review and comment in advance on all material filings or responses to be made by Parent in connection with any such stockholder litigation, give the Company the right to participate in such stockholder litigation and shall keep the Company apprised of any material developments in connection with any such stockholder litigation.

        5.19    [Intentionally Omitted]

        5.20    Parent Options.

          (a)   Prior to the Closing, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each unexpired and unexercised Parent Option (other than the Parent Consultant Options and any Parent Options held by the Person listed in Exhibit C under the heading "Board Designee—Parent"), whether vested or unvested, shall be cancelled effective as of immediately prior to the Effective Time in accordance with the Parent Stock Plans.

          (b)   Prior to the Closing, Parent shall take all actions that may be necessary (under the Parent Stock Plans and otherwise) to effectuate the provisions of this Section 5.20.

        5.21    Company Lock-Up.     Only to the extent not obtained at or prior to the date of this Agreement, the Company shall use commercially reasonable efforts to obtain execution of a Lock-Up Agreement from each officer and director of the Company and each stockholder of the Company (other than those stockholders listed on Section A-2 of the Company Disclosure Schedule) expected to own more than two percent (2%) of the outstanding Parent Common Stock after the Closing and the consummation of the Private Placement.

        5.22    Parent Lock-Up.     Only to the extent not obtained at or prior to the date of this Agreement, Parent shall use commercially reasonable efforts to obtain execution of a Lock-Up Agreement from each person listed on Section A-2 of the Parent Disclosure Schedule.

        5.23    Employee Benefits.

          (a)   Except for the Company Plans, following the Closing, the Company Benefit Plans shall remain in full and force and effect and shall not be terminated or discontinued in connection with or following the Closing.

          (b)   Prior to the Closing Date, and subject to any applicable law, Parent shall, and shall cause its Subsidiaries to, terminate the employment and service, as applicable, of each employee, independent contractor, officer or director of Parent, any of its Subsidiaries or any Affiliate of Parent (each, a "Parent Associate"), other than the service of any current member of the Parent Board that is designated by Parent pursuant to Section 5.11 to serve as a member of the Parent Board after the Effective Time (all Parent Associates whose employment or service is terminated pursuant to the foregoing provisions of this Section 5.23(b) are hereinafter referred to, collectively, as the "Terminated Parent Associates"), such that Parent and its Subsidiaries shall have no Parent Associate in their employ or service, as applicable, as of the Closing Date, other than any such current member of the Parent Board that is designated by Parent pursuant to Section 5.11 to serve as a member of the Parent Board after the Effective Time. Parent shall, and shall cause any of its

  Subsidiaries to, terminate the employment and service of each the Parent Associate to be terminated pursuant to this Section 5.23(b) in full compliance with applicable laws, regulations, and contractual agreements, and shall provide the Company with evidence that all Parent Associates have been terminated in accordance with this Section 5.23 and its subparts by no later than the Closing Date.

          (c)   As a condition to the payment or provision of any change of control, retention, notice, severance, termination or similar payments or obligations, bonuses, accrued vacations or paid time off, accelerated vesting and other payments or benefits (including COBRA costs) owed to or to be paid or provided to a Terminated Parent Associate and prior to the Closing Date, Parent shall obtain from each Terminated Parent Associate an effective general release of all known and unknown claims, in the form made available to the Company prior to the date of this Agreement, and effective as of the Closing Date. Prior to the Closing Date, Parent shall, and cause any of its Subsidiaries to, comply with all of the requirements of the WARN Act and any applicable state laws or other legal requirements regarding redundancies, reductions in force, mass layoffs, and plant closings, including all obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff, or plant closing to affected employees, representatives, any state dislocated worker unit and local government officials, or any other Governmental Body, and any other requirements under applicable laws equivalent with respect to the Terminated Parent Associates.

          (d)   Section 5.23(d) of the Parent Disclosure Schedule sets forth, with respect to each Terminated Parent Associate and each Parent Associate whose employment or service may be terminated on or prior to the Closing (collectively, the "Former Parent Associates"), Parent's good faith estimate of the amount of any change of control, retention, notice, severance, termination or similar payments or obligations, bonuses, accrued vacations or paid time off, accelerated vesting and other payments or benefits (including COBRA costs) owed to or to be paid or provided to each Former Parent Associate that will be included or will be required to be included in the Parent Cash Calculation. To the extent required to be paid prior to the Closing, Parent shall cause all such change of control, retention, notice, severance, termination or similar payments or obligations, accelerated vesting, bonuses, accrued vacation and/or paid time off, and other payments or benefits (including COBRA costs) to be paid and satisfied in full such that Parent, the Surviving Corporation, the Parent and any of their Affiliates shall not have any Tax or other Liability with respect to the Former Parent Associates on or following the Effective Time.

          (e)   If requested by the Company prior to the Closing, Parent shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the Closing Date, any Parent Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a "Parent 401(k) Plan"). If Parent is required to terminate any Parent 401(k) Plan pursuant to this Section 5.23(e), Parent shall provide to the Company no later than five (5) Business Days prior to the Closing Date written evidence of the adoption by the Parent Board (and/or other relevant governing body) of resolutions authorizing the termination of such Parent 401(k) Plan (the form and substance of which resolutions shall be subject to the prior review and approval of the Company). Parent also shall take such other actions in furtherance of terminating such Parent 401(k) Plan as the Company may reasonably request.

          (f)    The provisions of this Section 5.23 are for the sole benefit of Parent, the Company and their respective Subsidiaries, and no provision of this Agreement shall (i) create any third-party beneficiary or other rights in any Person, including rights in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan, Parent Benefit Plan or rights to continued employment or service with the Company or the Parent (or any Subsidiary thereof), (ii) be construed as an amendment, waiver or creation of or limitation on the ability to terminate any Company Benefit Plan or Parent Benefit Plan, or (iii) limit the ability of the Parent to terminate the employment of any employees of the Company after the Closing.

        5.24    Nasdaq Reverse Split.     Parent and the Company shall use reasonable best efforts to mutually agree upon the actual reverse stock split ratio to be determined in accordance with the definition of "Nasdaq Reverse Split."

Section 6.    CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

        The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

        6.1    Effectiveness of Registration Statement.     The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

        6.2    No Restraints.     No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

        6.3    Stockholder Approval.     (a) Parent shall have obtained the Required Parent Stockholder Vote on the Closing Parent Common Stockholder Matters and (b) the Company shall have obtained the Required Company Stockholder Vote.

        6.4    Listing.    The existing shares of Parent Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date, the approval of the listing on Nasdaq of additional shares of Parent Common Stock to be issued pursuant to the Parent Series A Preferred Automatic Conversion shall have been obtained and the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.

        6.5    Filing of Parent Pre-Effective Time Charter Amendment.     Parent shall have filed the Parent Pre-Effective Time Charter Amendment with the Secretary of State of the State of Delaware and, upon and by virtue of such filing, (i) the Nasdaq Reverse Split shall have been effected and consummated, and (ii) the Parent Series A Preferred Automatic Conversion shall become effective and shall be consummated immediately following the consummation of the Private Placement.

Section 7.    ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND PROTEON MERGER SUB

        The obligations of Parent and Proteon Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

        7.1    Accuracy of Representations.     The representations and warranties of the Company contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

        7.2    Performance of Covenants.     The Company shall have performed or complied with, in all material respects, all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

        7.3    Documents.    Parent shall have received the following documents, each of which shall be in full force and effect:

          (a)   a certificate executed by the Chief Executive Officer of the Company (the "Company Certificate") certifying (i) that the conditions set forth in Sections 7.1, 7.2, 7.5, and 7.6 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.15 is true and accurate in all respects as of the Closing Date; and

          (b)   the Allocation Certificate.

        7.4    FIRPTA Certificate.     Parent shall have received (i) an original signed statement from the Company that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a "United States real property holding corporation," as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company, and in form and substance reasonably acceptable to Parent.

        7.5    No Company Material Adverse Effect.     Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

        7.6    Termination of Investor Agreements.     The Investor Agreements shall have been terminated.

        7.7    Company Lock-Up Agreements.     Parent shall have received the Company Lock-Up Agreements duly executed by each officer and director of the Company and by each stockholder of the Company (other than the stockholders listed on Section A-2 of the Company Disclosure Schedules) expected to own more than two percent (2%) of the outstanding Parent Common Stock after the Closing and the consummation of the Private Placement, and each of such Company Lock-Up Agreements shall be in full force and effect.

        7.8    Dissenting Shares.     No more than 1% of the Company Common Stock outstanding shall be Dissenting Shares.

        7.9    Private Placement.     The Subscription Agreement and each other definitive agreement in connection with the Private Placement shall be in full force and effect; each party (other than Parent) to the Subscription Agreement and each such other definitive agreement shall be ready, able and willing to consummate the transactions contemplated under the Subscription Agreement and each such other definitive agreement in accordance with their respective terms; all of the conditions precedent (other than (i) the consummation of the Merger at the Effective Time and (ii) Section 7.01(l)(Board Composition; CEO Appointment) under the Subscription Agreement, provided that, for purposes of this clause (ii), no event or circumstance shall have occurred that would reasonably be expected to cause or that otherwise indicates that the condition precedent in Section 7.01(l) of the Subscription Agreement shall not be satisfied) to the obligation of the parties to the Subscription Agreement and each such other definitive agreement to consummate the Private Placement and the other transactions contemplated under the Subscription Agreement and each such other definitive agreement shall have been satisfied or waived, and, at Parent's request, Parent shall have been provided with documentation that all of such conditions precedent shall have been so satisfied or waived and that the Private Placement will be consummated immediately after the Effective Time; and upon consummation of the Private Placement in accordance with the terms of the Subscription Agreement and each such other definitive agreement, Parent shall receive gross proceeds from the Private Placement in an amount not less than $40,000,000.

Section 8.    ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

        The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

        8.1    Accuracy of Representations.     The representations and warranties of Parent and Proteon Merger Sub contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

        8.2    Performance of Covenants.     Parent and Proteon Merger Sub shall have performed or complied with, in all material respects, all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

        8.3    Documents.    The Company shall have received the following documents, each of which shall be in full force and effect:

          (a)   a certificate executed by the President or Chief Financial Officer of Parent (the "Parent Certificate") certifying (i) that the conditions set forth in Sections 8.1, 8.2, 8.4, 8.8 and 8.11 have been duly satisfied and (ii) as to the Divestiture Transactions, including that the transactions contemplated thereby are anticipated to be consummated concurrently with the Closing and as to the amount of aggregate proceeds thereof.

          (b)   the Parent Outstanding Shares Certificate; and

          (c)   a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by each of the officers and directors of Parent who are not to continue as officers or directors of Parent after the Closing pursuant to Section 5.11 hereof.

        8.4    No Parent Material Adverse Effect.     Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.

        8.5    Private Placement.     The Subscription Agreement and each other definitive agreement in connection with the Private Placement shall be in full force and effect; each party to the Subscription Agreement and each such other definitive agreement shall be ready, able and willing to consummate the transactions contemplated under the Subscription Agreement and each such other definitive agreement in accordance with their respective terms; all of the conditions precedent (other than (i) the consummation of the Merger at the Effective Time and (ii) Section 7.01(l)(Board Composition; CEO Appointment) under the Subscription Agreement, provided that, for purposes of this clause (ii), no event or circumstance shall have occurred that would reasonably be expected to cause or that otherwise indicates that the condition precedent in Section 7.01(l) (Board Composition; CEO Appointment) of the Subscription Agreement shall not be satisfied) to the obligation of the parties to the Subscription Agreement and each such other definitive agreement to consummate the Private Placement and the other transactions contemplated under the Subscription Agreement and each such other definitive agreement shall have been satisfied or waived, and, at the Company's request, the Company shall have been provided with documentation that all of such conditions precedent shall have been so satisfied or waived and that the Private Placement will be consummated immediately after the Effective Time; and upon consummation of the Private Placement in accordance with the terms of the Subscription Agreement and each such other definitive agreement, Parent shall receive gross proceeds from the Private Placement in an amount not less than $40,000,000.

        8.6    Parent Lock-up Agreements.     The Company shall have received the Parent Lock-Up Agreements duly executed by each person listed on Section A-2 of the Parent Disclosure Schedule, and each of such Parent Lock-Up Agreements shall be in full force and effect.

        8.7    Board of Directors.     Parent shall have caused the Parent Board to be constituted as set forth in Section 5.11 of this Agreement effective as of the Effective Time.

        8.8    Satisfaction of Liabilities.     Parent has satisfied all of its Liabilities with respect to the matters set forth on Section 3.9 of the Parent Disclosure Schedule and the Company has received payoff letters of other proof of payment evidencing the satisfaction of such Liabilities and authorization of release of any Encumbrances related to such Liabilities, in form and substance reasonably satisfactory to the Company.

        8.9    Termination of Contracts; Acknowledgment.     Company has received evidence, in form and substance satisfactory to it, that all Parent Contracts listed on Schedule 8.9 have been terminated, assigned or fully performed by Parent and all obligations of Parent thereunder have been fully satisfied, waived or otherwise discharged, including any work or purchase orders, statement of work or verbal agreement.

        8.10    Parent Net Cash.     As of the Closing Date, Parent Net Cash is equal to or greater than $0.

        8.11    Parent Series A Preferred Stockholder Matters.     The Parent Series A Preferred Stockholder Matters shall have been approved by the required vote as described in Section 3.4(a).

Section 9.    TERMINATION

        9.1    Termination.    This Agreement may be terminated prior to the Effective Time (whether before or after the Required Parent Stockholder Vote and/or the Required Company Stockholder Vote has been obtained, unless otherwise specified below):

          (a)   by mutual written consent of Parent and the Company;

          (b)   by either Parent or the Company if the Contemplated Transactions shall not have been consummated by January 31, 2020 (subject to possible extension as provided in this Section 9.1(b), the "End Date"); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party's action or failure to act has been a principal cause of the failure of the

  Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement; provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) days by written notice to the other the Party; provided, further, however, that, in the event an adjournment or postponement of the Parent Stockholders' Meeting has occurred as permitted pursuant to Section 5.3(b) and such adjournment or postponement continues through the End Date, then the End Date shall automatically extend until the date that is 10 calendar days following such adjournment or postponement;

          (c)   by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

          (d)   by Parent if the Company Stockholder Written Consent evidencing the Required Company Stockholder Vote shall not have been obtained within ten (10) Business Days after the Registration Statement has become effective in accordance with the provisions of the Securities Act; provided, however, that once the Company Stockholder Written Consent evidencing the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);

          (e)   by either Parent or the Company if (i) the Parent Stockholders' Meeting (including, if applicable, the adjournment or postponement thereof as permitted pursuant to Section 5.3(b)) shall have been held and completed and the holders of Parent Common Stock shall have taken a final vote on the Parent Common Stockholder Matters and (ii) the Closing Parent Common Stockholder Matters shall not have been approved at the Parent Stockholders' Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Parent where the failure to obtain the approval of the Closing Parent Common Stockholder Matters at the Parent Stockholders' Meeting by the Required Parent Stockholder Vote has been caused by the action or failure to act of Parent or Proteon Merger Sub and such action or failure to act constitutes a material breach by Parent or Proteon Merger Sub of this Agreement;

          (f)    by the Company (at any time prior to Parent obtaining the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

          (g)   by Parent (at any time prior to the Company obtaining the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

          (h)   by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Proteon Merger Sub or if any representation or warranty of Parent or Proteon Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent's or Proteon Merger Sub's representations and warranties or breach by Parent or Proteon Merger Sub is curable by the End Date by Parent or Proteon Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the expiration of a thirty (30) day period commencing upon delivery of written notice from the Company to Parent or Proteon Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Proteon Merger Sub is cured prior to such termination becoming effective);

          (i)    by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company's representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the expiration of a thirty (30) day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or

          (j)    by Parent, at any time prior to obtaining the Required Parent Stockholder Vote and following compliance with all of the requirements set forth in the proviso to this Section 9.1(j), if (i) Parent has received a Superior Offer, (ii) Parent has complied with its obligations under Section 4.4 and Section 5.3, (iii) Parent concurrently terminates this Agreement and enters into a Permitted Alternative Agreement and (iv) Parent shall concurrently pay to the Company the amount set forth in Section 9.3(d).

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

        9.2    Effect of Termination.     In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.7, Section 9.3, Section 10 and the definitions of the defined terms in such sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for common law fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. "Willful Breach" means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement.

        9.3    Expenses; Termination Fees.

          (a)   Except as set forth in this Section 9.3, whether or not the Merger is consummated, (i) all Parent Transaction Expenses shall be paid by Parent (or on behalf of Parent) at or prior to the Closing and (ii) all Company Transaction Expenses shall be paid by the Company at or prior to Closing; provided, however, that Parent and the Company shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC. It is understood and agreed that all fees and expenses incurred or to be incurred by the Company in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by the Company in cash at or prior to the Closing.

          (b)   If (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(e), or this Agreement is terminated by the Company pursuant to Section 9.1(b), (ii) at any time after the date of this Agreement and prior to the Parent Stockholders' Meeting an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been withdrawn) and (iii) within 12 months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Parent shall pay to the Company, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $750,000.

          (c)   If this Agreement is terminated by the Company pursuant to Section 9.1(f), then Parent shall pay to the Company, a nonrefundable fee in an amount equal to $750,000 within three (3) Business Days of such termination.

          (d)   If this Agreement is terminated by Parent pursuant to Section 9.1(j), then Parent shall pay to the Company, concurrent with such termination, a nonrefundable fee in an amount equal to $750,000.

          (e)   If (i) this Agreement is terminated by Parent pursuant to Section 9.1(d), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn), and (iii) within 12 months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Parent, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $750,000.

          (f)    If (i) this Agreement is terminated by Parent pursuant to Section 9.1(g), and (ii) an Acquisition Proposal with respect to the Company shall have been publicly announced or disclosed or otherwise communicated to Company or the Company Board after the date of this Agreement but prior to the termination of this Agreement, and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to any Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Parent, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $750,000.

          (g)   If this Agreement is terminated (i) by the Company pursuant to Section 9.1(h), then Parent shall pay to the Company an amount equal to the Company's documented out-of-pocket expenses incurred in connection with this Agreement and the Contemplated Transactions up to an aggregate of $350,000 within five (5) Business Days of terminating this Agreement, (ii) by Parent pursuant to Section 9.1(i), then the Company shall pay to Parent an amount equal to Parent's documented out-of-pocket expenses incurred in connection with this Agreement and the Contemplated Transactions up to an aggregate of $350,000 within five (5) Business Days of terminating this Agreement.

          (h)   Any fee payable by the Company or Parent under Section 9.2 or this Section 9.3 shall be paid when due by wire transfer pursuant to written instructions provided by the Party being paid. If a Party fails to pay when due any amount payable by it under Section 9.2 or this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under Section 9.2 and this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the "prime rate" (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

          (i)    The Parties agree that, subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Parent or the Company be required to pay the individual fees or damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following the payment of the fees and expenses set forth in this Section 9.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) the other Party and its respective Affiliates shall not be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) the other Party and its respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(i) shall limit the rights of any Party under Section 10.11.

          (j)    Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without such agreements, the Parties would not enter into this Agreement, and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the applicable Party in the circumstances in which such amount is payable.

Section 10.    MISCELLANEOUS PROVISIONS

        10.1    Non-Survival of Representations and Warranties.     The representations and warranties of the Company, Parent and Proteon Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

        10.2    Amendment.    This Agreement may be amended with the approval of the respective boards of directors of the Company, Proteon Merger Sub and Parent at any time (whether before or after obtaining the Required Parent Stockholder Vote and the Required Company Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party's stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Proteon Merger Sub and Parent.

        10.3    Waiver.

          (a)   No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

          (b)   No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

        10.4    Entire Agreement; Counterparts; Exchanges by Electronic Transmission.     This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

        10.5    Applicable Law; Jurisdiction.     This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8; and (f) irrevocably and unconditionally waives the right to trial by jury.

        10.6    Attorneys' Fees.     In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

        10.7    Assignability.    This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party's rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party's prior written consent shall be void and of no effect.

        10.8    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. New York time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

        if to Parent or Proteon Merger Sub:

    Proteon Therapeutics, Inc.
    200 West Street
    Waltham, Massachusetts 02451
    Attention: Chief Executive Officer
    Email: ceo@proteontx.com

        with a copy (which shall not constitute notice) to:

    Morgan, Lewis & Bockius LLP
    One Federal Street
    Boston, Massachusetts 02210
    Attention: Julio E. Vega
    Email: julio.vega@morganlewis.com

        if to the Company:

    ArTara Therapeutics
    1 Little W 12th Street
    New York, NY 10014
    Attention: Jesse Shefferman
    Email: jesse.shefferman@artaratx.com

        with a copy (which shall not constitute notice) to:

    Cooley LLP
    500 Boylston Street, 14th Floor
    Boston, MA 02116-3736
    Attention: Ryan Sansom
    Email: rsansom@cooley.com

        10.9    Cooperation.    Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

        10.10    Severability.    Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

        10.11    Other Remedies; Specific Performance.     Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

        10.12    No Third Party Beneficiaries.     Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the directors and officers to the extent of their respective rights pursuant to Section 5.5) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

        10.13    Certain Acknowledgements.

          (a)   Each Party acknowledges that, except as set forth in Section 2 hereof or in the Company Certificate, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed, and except as set forth in Section 3 or in the Parent Certificate, Parent and Proteon Merger Sub make no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

          (b)   The Company acknowledges and agrees that, except for the representations and warranties of Parent and Proteon Merger Sub set forth in Section 3 or in the Parent Certificate, none of the Company or any of its Representatives is relying on any other representation or warranty of Parent or any other Person made outside of Section 3 and the Parent Certificate, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case, with respect to the Contemplated Transactions. Parent and Proteon Merger Sub acknowledge and agree that, except for the representations and warranties of the Company set forth in Section 2 or in the Company Certificate, none of Parent, Proteon Merger Sub or any of their respective Representatives is relying on any other representation or warranty of the Company or any other Person made outside of Section 2 and the Company Certificate, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case, with respect to the Contemplated Transactions.

        10.14    Construction.

          (a)   References to "cash," "dollars" or "$" are to U.S. dollars.

          (b)   For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

          (c)   The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

          (d)   As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

          (e)   Except as otherwise indicated, all references in this Agreement to "Sections," "Exhibits" and "Schedules" are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

          (f)    Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations, and statutory instruments issued or related to such legislations.

          (g)   The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

          (h)   The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

          (i)    Each of "delivered" or "made available" means, with respect to any documentation, that prior to 11:59 p.m. (New York time) on the date that is one (1) Business Day prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC's Electronic Data Gathering Analysis and Retrieval system.

          (j)    Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

[Remainder of page intentionally left blank; signatures follow on next page]

        IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

PROTEON THERAPEUTICS, INC.
By:	/s/ TIMOTHY P. NOYES
	Name:	Timothy P. Noyes
	Title:	President and Chief Executive Officer
REM 1 ACQUISITION, INC.
By:	/s/ TIMOTHY P. NOYES
	Name:	Timothy P. Noyes
	Title:	President and Chief Executive Officer
ARTARA THERAPEUTICS, INC.
By:	/s/ JESSE SHEFFERMAN
	Name:	Jesse Shefferman
	Title:	Chief Executive Officer

EXHIBIT A

CERTAIN DEFINITIONS

        (a)   For purposes of this Agreement (including this Exhibit A):

        "Acquisition Inquiry" means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company or any of its Affiliates, on the one hand, or Parent or any of its Affiliates, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

        "Acquisition Proposal" means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

        "Acquisition Transaction" means any transaction or series of related transactions (other than the Contemplated Transactions) involving:

            (i)  any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

           (ii)  any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for twenty percent (20%) or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole (excluding any Divestiture Transaction).

        "Affiliate" of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

        "Agreement" means this Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

        "Business Day" means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.

        "Cash and Cash Equivalents" means all (a) cash and cash equivalents and (b) marketable securities, in each case determined in accordance with GAAP, in a manner consistently applied in the Parent Audited Financial Statement.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Company Associate" means any current or former employee, independent contractor, officer or director of the Company or its Subsidiaries.

        "Company Board" means the board of directors of the Company.

A-A-1

        "Company Capital Stock" means the Company Common Stock, including exchangeable common stock of the Company.

        "Company Change in Circumstance" means a change in circumstances (other than an Acquisition Proposal, any events, changes or circumstances relating to Parent, Proteon Merger Sub or any of their Subsidiaries or the mere fact that the Company meets, exceeds, or falls short of any internal or analysts' published projections, estimates or predictions of revenue, earnings or other financial or operating metrics for an period on or after the date hereof) that affects the business, assets or operations of the Company and its Subsidiaries (taken as a whole) that occurs or arises after the date of this Agreement that was neither known nor reasonably foreseeable by the Company Board as of, or prior to, the date of this Agreement, nor known nor reasonably foreseeable by the officers of the Company as of, or prior to, the date of this Agreement.

        "Company Common Stock" means the Common Stock, $0.0001 par value per share, of the Company, including exchangeable common stock as set forth in Section 2.6 of the Company Disclosure Schedule.

        "Company Contract" means any Contract: (a) to which the Company or any of its Subsidiaries is a Party; (b) by which the Company or any of its Subsidiaries or any Company IP or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

        "Company ERISA Affiliate" means any corporation or trade or business (whether or not incorporated) that is (or at any relevant time was) treated with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code or Section 4001(b) of ERISA.

        "Company IP" means all Intellectual Property Rights that are owned or purported to be owned by, assigned to, or exclusively licensed by, the Company or its Subsidiaries.

        "Company Material Adverse Effect" means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business, economic or political conditions affecting the industry in which the Company and its Subsidiaries operate, (b) any natural disaster or any acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) the failure of the Company to meet internal or analysts' expectations or projections or the results of operations of the Company, (e) any clinical trial programs or studies, including any adverse data, event or outcome arising out of or relating to any such programs or studies, (f) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (g) resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions, or (h) resulting from the taking of any action, or the failure to take any action, by the Company that is required to be taken or not taken by this Agreement; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

        "Company Options" means options or other rights to purchase shares of Company Common Stock issued by the Company.

        "Company Plans" means the 2017 Equity Incentive Plan of the Company, as amended.

A-A-2

        "Company Transaction Expenses" means all fees and expenses incurred at or prior to the Effective Time in connection with the Contemplated Transactions and this Agreement for which the Company is liable, including (a) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors for which the Company is liable, including, without limitation, for preparation of the Registration Statement, Proxy Statement/Prospectus, Information Statement, and any amendments and supplements to any of the foregoing, preparing responses to any SEC comments, and drafting any charter amendments (and in each case, the related disclosure required in the Registration Statement, Proxy Statement/Prospectus and Information Statement); (b) fifty percent (50%) of (i) the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement/Prospectus, and any amendments and supplements thereto with the SEC; (ii) all fees and expenses incurred in relation to the printing and mailing of the Registration Statement, the Proxy Statement/Prospectus (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer; (iii) the fees and expenses paid or payable to the Exchange Agent pursuant to the engagement agreement with the Exchange Agent; and (iv) any fees and expenses incurred by Computershare Trust Company, N.A., Parent's transfer agent, and a proxy solicitor reasonably acceptable to the Company, in connection with the filing and distribution of the Registration Statement, the Proxy Statement/Prospectus and any amendments and supplements thereto with the SEC (without duplication of the fees and expenses addressed in clause (b)(i) above); (c) one hundred percent (100%) of the Nasdaq Fees; (d) one hundred percent (100%) of the fees and expenses (including reasonable fees and disbursements of counsel) in connection with the registration, qualification or exemption from registration or qualification (as well as any filings and filing fees in connection therewith) under the securities law of any State of the United States in connection with the offer, sale or issuance of shares of Parent Common Stock to any holder of Company Capital Stock pursuant to the Merger; and (e) one hundred percent (100%) of all fees and expenses in relation to the printing and mailing of the Information Statement. Company Transaction Expenses shall also include all fees and expenses incurred by Parent or the Company at or prior to the Effective Time in connection with the Private Placement and the Subscription Agreement, including, without limitation, (1) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of Parent or the Company, including, without limitation, for preparation, negotiation, execution and delivery of the Subscription Agreement and each other definitive agreement in connection with the Private Placement and the consummation of the Private Placement and any other transaction contemplated under the Subscription Agreement and each such other definitive agreement, and any amendments and supplements to any of the foregoing, (2) any fees and expenses incurred by Computershare Trust Company, N.A., Parent's transfer agent, in connection with the Private Placement; (3) one hundred percent (100%) of the Nasdaq Fees in connection with the Private Placement; and (4) one hundred percent (100%) of the fees and expenses (including reasonable fees and disbursements of counsel) in connection with the registration, qualification or exemption from registration or qualification (as well as any filings and filing fees in connection therewith) under the securities law of any State of the United States in connection with the offer, sale or issuance of shares of Parent Capital Stock pursuant to the Private Placement.
        "Company Triggering Event" shall be deemed to have occurred if: (a) the Company shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; (c) the Company shall have entered into any letter of intent or similar document relating to any Acquisition Proposal; or (d) the Company, or any director or officer of the Company, shall have willfully and intentionally breached the provisions set forth in Section 4.5.

        "Company Unaudited Interim Balance Sheet" means the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 14, 2019 provided to Parent prior to the date of this Agreement.

A-A-3

        "Confidentiality Agreement" means the non-disclosure and confidentiality agreement, dated as of April 23, 2019 between the Company and Parent.

        "Consent" means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

        "Contemplated Transactions" means the Merger, the Parent Series A Preferred Automatic Conversion, the Nasdaq Reverse Split, and the other transactions and actions contemplated by this Agreement.

        "Contract" means, with respect to any Person, any written or oral agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

        "DGCL" means the General Corporation Law of the State of Delaware.

        "Divestiture Assets" means Parent IP, quantities of vonapanitase owned or held by or on behalf of Parent and other assets of Parent, in each case only if and to the extent necessary or useful to the development, manufacture, use or commercialization of pharmaceutical products for the treatment of peripheral arterial disease. "Divestiture Assets" shall not include (i) any of Parent's assets (including, without limitation, Parent IP and Parent's know-how and confidential information) used by Parent in its research and development programs (other than Parent's vonapanitase research and development program for the treatment of peripheral arterial disease (the "PAD Program")), (ii) Parent Contracts that pertain to Parent's research and development programs other than the PAD Program, (iii) pre-clinical data and clinical data generated pursuant to Parent's research and development programs other than the PAD Program, in the case of each of items referred to in the foregoing clauses (i) through (iii), such items shall be excluded from the Divestiture Assets only if and to the extent that such items are not necessary or useful to the development, manufacture, use or commercialization of pharmaceutical products for the treatment of peripheral arterial disease.

        "Divestiture Transactions" means transactions pursuant to which Parent shall sell, assign, convey, license or otherwise transfer the Divestiture Assets on or prior to the Closing Date pursuant to bona fide arms' length transaction documents.

        "Effect" means any effect, change, event, circumstance, or development.

        "Encumbrance" means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

        "Enforceability Exceptions" means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

        "Entity" means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

        "Environmental Law" means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water,

A-A-4

land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Exchange Ratio" means, subject to Section 1.5(g), the following ratio (rounded to six decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

  •
  "Adjusted Parent Valuation" means the Parent Base Valuation Amount, plus the amount (if any) by which the Parent Net Cash as finally determined pursuant to Section 1.12 (Calculation of Parent Net Cash) (the "Final Parent Net Cash") exceeds the upper limit of the Target Parent Net Cash Range or minus the amount (if any) by which the Final Parent Net Cash is less than the lower limit of the Target Parent Net Cash Range; provided, for the avoidance of doubt, that if the Final Parent Net Cash is within the Target Parent Net Cash Range (including in the event the Final Parent Net Cash equals either the upper limit or lower limit of the Target Parent Net Cash Range), then no adjustment shall be made and the Adjusted Parent Valuation shall equal the Parent Base Valuation Amount.

  •
  "Aggregate Valuation" means the sum of (a) the Company Valuation, plus (b) the Adjusted Parent Valuation.

  •
  "Company Allocation Percentage" means an amount, expressed as a percentage, equal to 1.00 minus the Parent Allocation Percentage (expressed as a decimal rounded to six decimal places).

  •
  "Company Merger Shares" means the product (rounded down to the nearest whole number) of (i) the Post-Closing Parent Shares multiplied by (ii) the Company Allocation Percentage (expressed as a decimal rounded to six decimal places).

  •
  "Company Outstanding Shares" means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to, and as-exercised or as-issued for, Company Common Stock basis, assuming, without limitation or duplication, (i) the exercise of all Company Options outstanding immediately prior to the Effective Time (whether then vested or unvested, exercisable or not exercisable) and (ii) the issuance immediately prior to the Effective Time of all shares of Company Capital Stock issuable in respect of either (1) any and all other options, warrants or rights outstanding immediately prior to the Effective Time (whether then vested or unvested, exercisable or not exercisable), or (2) any and all options, warrants or rights triggered by or associated with the consummation of the Merger (whether then vested or unvested, exercisable or not exercisable).

  •
  "Company Valuation" means $20,000,000.

  •
  "Parent Allocation Percentage" means the quotient determined by dividing (i) the Adjusted Parent Valuation by (ii) the Aggregate Valuation.

  •
  "Parent Base Valuation Amount" is $7,250,000.

  •
  "Parent Outstanding Shares" means, subject to Section 1.5(g) and the Nasdaq Reverse Split, the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time determined on a fully-diluted, as-converted to, and as-exercised for, Parent Common Stock basis after giving effect to the Parent Series A Preferred Automatic Conversion (assuming, solely for purposes of this definition of "Parent Outstanding Shares", that the Parent Series A Preferred Automatic Conversion is effected immediately prior to the Effective Time and after giving effect

A-A-5

    to the Nasdaq Reverse Split) and assuming, without limitation or duplication, (i) the exercise of all Parent Options outstanding immediately prior to the Effective Time (whether then vested or unvested and/or exercisable or not exercisable), but only to the extent that such Parent Options are not cancelled or terminated at the Effective Time or otherwise and are not exercised prior to the Effective Time, and (ii) the issuance immediately prior to the Effective Time of all shares of Parent Common Stock issuable in respect of either (1) any and all other options, warrants or rights outstanding immediately prior to the Effective Time (whether then vested or unvested, exercisable or not exercisable), but only to the extent that such other options, warrants or rights are not cancelled or terminated at or prior to the Effective Time pursuant to the terms thereof or otherwise and are not exercised prior to the Effective Time, or (2) any and all options, warrants or rights triggered by or associated with the consummation of the Merger (whether vested or unvested, exercisable or not exercisable), but only to the extent that such options, warrants or rights are not cancelled or terminated at or prior to the Effective Time pursuant to the terms thereof or otherwise and are not exercised prior to the Effective Time.

  •
  "Post-Closing Parent Shares" means the quotient (rounded down to the nearest whole number) determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage (expressed as a decimal rounded to six decimal places).

  •
  "Target Parent Net Cash Range" means an amount of Parent Net Cash that is not less than $2,950,000 and not greater than $3,550,000; provided that (a) if the initial filing of the Registration Statement is delayed and made by Parent after October 15, 2019 but on or before October 30, 2019, then the lower limit of the Target Parent Net Cash Range shall be decreased by $200,000 to $2,750,000, (b) if the filing of the Registration Statement is further delayed and made by Parent after October 30, 2019, then the lower limit of the Target Parent Net Cash Range (after giving effect to the prior reduction in the lower limit of the Target Parent Net Cash Range pursuant to the foregoing clause (a)) shall be further decreased by increments of $250,000 effective on the 16th day and 1st day of each month, commencing on November 1, 2019, (c) if the Company does not provide the Company No Divestiture Notice to Parent on or at any time prior to the Closing Date and Parent does not provide a Parent Divestiture Notice to the Company on or at any time prior to the Closing Date, then the lower limit of the Target Parent Net Cash Range (after giving effect to any and all prior reductions of such lower limit that may become applicable pursuant to the foregoing clauses (a) and (b)) shall be further decreased by 100% of the Ordinary Course of Business out-of-pocket documented costs and expenses incurred by Parent to maintain the Parent IP, the inventory of vonapanitase and any related assets from the date of this Agreement through the Closing Date, and (d) if the Company provides the Company No Divestiture Notice to Parent on or at any time prior to the Closing Date and, prior to receipt of the Company No Divestiture Notice, Parent has not provided a Parent Divestiture Notice to the Company, then the lower limit of the Target Parent Net Cash Range (after giving effect to any and all prior reductions of such lower limit that may become applicable pursuant to the foregoing clauses (a) and (b)) shall be further decreased by $400,000. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the lower limit of the Target Parent Net Cash Range be an amount less than zero.

        "GAAP" means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

        "Governmental Authorization" means any: (a) permit, license, certificate, certification, franchise, permission, approval, exemption, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

A-A-6

        "Governmental Body" means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).

        "Hazardous Materials" means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

        "Intellectual Property Rights" means and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; and (e) other similar proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses "(a)" through "(f)" above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

        "IRS" means the United States Internal Revenue Service.

        "Knowledge" means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual's employment responsibilities. Any Person that is an Entity shall have Knowledge if any officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.

        "Law" means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

        "Legal Proceeding" means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

        "Nasdaq" means The Nasdaq Stock Market, LLC, including The Nasdaq Global Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.

        "Nasdaq Reverse Split" means a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio anywhere in the range between 1-for-30 and 1-for-50 (with the actual reverse stock split ratio to be mutually agreed upon by Parent and the Company that is effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards and authorization of shares of Parent Common Stock for issuance in connection with the Contemplated Transactions and the Private Placement.

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        "Ordinary Course of Business" means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

        "Organizational Documents" means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

        "Parent Associate" means any current or former employee, independent contractor, officer or director of Parent.

        "Parent Audited Financial Statements" means the audited consolidated financial statements set forth in Parent's Report on Form 10-K filed with the SEC for the period ended December 31, 2018, as amended.

        "Parent Balance Sheet" means the audited balance sheet of Parent as of December 31, 2018 (the "Parent Balance Sheet Date"), included in Parent's Report on Form 10-K for the twelve month period ended December 31, 2018, as filed with the SEC.

        "Parent Board" means the board of directors of Parent.

        "Parent Capital Stock" means the Parent Common Stock and the Parent Preferred Stock (including, without limitation, the Parent Series A Preferred Stock).

        "Parent Change in Circumstance" means a change in circumstances (other than an Acquisition Proposal, any events, changes or circumstances relating to Company or any of its Subsidiaries or the mere fact that the Company meets, exceeds, or falls short of any internal or analysts' published projections, estimates or predictions of revenue, earnings or other financial or operating metrics for an period on or after the date hereof) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement that was neither known nor reasonably foreseeable by the Parent Board as of, or prior to, the date of this Agreement, nor known nor reasonably foreseeable by the officers of Parent as of, or prior to, the date of this Agreement.

        "Parent Common Stock" means the Common Stock, $0.001 par value per share, of Parent.

        "Parent Consultant Options" means those 4,410 Parent Options issued to certain consultants of Parent on February 5, 2010, with an exercise price of $3.174 and which expire on February 5, 2020.

        "Parent Contract" means any Contract: (a) to which Parent or its Subsidiaries is a party; (b) by which Parent, its Subsidiaries, or any Parent IP or any other asset of Parent or its Subsidiaries is bound or under which Parent or its Subsidiaries has, or may become subject to, any obligation; or (c) under which Parent or its Subsidiaries has or may acquire any right or interest.

        "Parent EIP Amendment" means an amendment to the Parent Stock Plans to increase the shares available for issuance thereunder by such additional number of shares of Parent Common Stock such that the total number of shares of Parent Common Stock subject to the Parent Stock Plans, after giving effect to such additional number of shares of Parent Common Stock, would not exceed 15.2% of the shares of Parent Common Stock outstanding immediately after the Effective Time, after giving effect to the Nasdaq Reverse Split, the Private Placement and the Parent Series A Preferred Automatic Conversion, as determined by or on behalf of the Company prior to the effectiveness of the Registration Statement.

        "Parent ERISA Affiliate" means any corporation or trade or business (whether or not incorporated) that is (or at any relevant time was) treated with Parent or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code or Section 4001(b) of ERISA.

A-A-8

        "Parent IP" means all Intellectual Property Rights that are owned or purported to be owned by, assigned to, or licensed by, Parent or its Subsidiaries.

        "Parent Material Adverse Effect" means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) general business, economic or political conditions affecting the industry in which Parent operates, (b) any natural disaster or any acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) the taking of any action required to be taken by this Agreement, (e) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (f) the failure of Parent to meet internal or analysts' expectations or projections or the results of operations of Parent; (g) any clinical trial programs or studies, including any adverse data, event or outcome arising out of or related to any such programs or studies; (h) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP); (i) resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions (including, without limitation, any action, suit or proceeding against Parent or any of its officers or directors that is seeking to challenge or restrain any of the Contemplated Transactions); or (j) resulting from the taking of any action or the failure to take any action, by Parent that is required to be taken or not to be taken by this Agreement, except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Parent relative to other similarly situated companies in the industries in which Parent operates.

        "Parent Net Cash" means, without duplication, (i) the sum of all Cash and Cash Equivalents, short-term investments, accrued investment interest receivable, any remaining prepaid amount applicable to the period commencing on the Closing Date for the existing directors' and officers' insurance policies and annual Nasdaq listing payments, and any prepaid refundable deposits, in each case, of Parent as of the Determination Date, calculated in a manner consistent with the manner in which such items were historically determined and in accordance with the Parent Audited Financial Statements, plus (ii) the aggregate cash proceeds of all Divestiture Transactions actually received by Parent on or prior to the Closing Date without any contingency and excluding, for the avoidance of doubt, any earn-out, royalties, escrow, holdback or other contingent payment amounts, less (iii) the sum of Parent's short and long term Liabilities, including accounts payable and accrued expenses (without duplication of any expenses accounted for herein) and in connection with any Divestiture Transactions, in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined in accordance with the Parent Audited Financial Statements and Parent Interim Balance Sheet, less (iv) all liabilities of Parent to any current or former officer, director, employee, consultant or independent contractor of Parent or any other third party, including change of control payments, retention payments, severance and other employee-, consultant- or independent contractor-related termination costs, in each case payment of which is triggered by the Contemplated Transactions, including pursuant to any Parent Benefit Plan, including but not limited to payments of deferred compensation, accrued but unpaid bonuses, accelerated vesting and accrued but unpaid vacation or paid time-off (including related employer taxes on all of the foregoing), regardless of whether or not such amounts are accrued or due as of the Anticipated Closing Date and regardless of when paid or payable and regardless of whether such amounts will be paid or are payable as a result of actions taken at, or immediately prior to or immediately after the Effective Time, less (v) all payroll, employment or other withholding Taxes incurred by Parent and any Parent Associate (to the extent paid or to be paid by Parent on behalf of such Parent Associate) in connection with any payment

A-A-9

amounts set forth in (iv) or in connection with the exercise of any Parent Option on or prior to the Effective Time, less (vi) any cost and expense for which Parent is liable (up to the unpaid retention or deductible payment amounts due under any insurance policy) with respect to any Legal Proceedings against Parent or Proteon Merger Sub or Legal Proceedings under Section 5.18, including, without limitation, any such Legal Proceedings that are resolved or settled prior to the Closing (or if not resolved or settled prior to the Closing, a reasonable estimate agreed by the parties hereto for any such cost and expenses in connection with a resolution or settlement), subject to Section 5.18, less (vii) notice payments, fines or other payments to be made by Parent in order to terminate any existing agreement to which Parent is a party, less (viii) the Parent Transaction Expenses and any other cost and expenses to be borne by Parent under this Agreement, plus (ix) any transaction expenses and any other costs and expenses borne or to be borne by Parent, on or before the Closing, for which the Company is required to reimburse Parent pursuant to this Agreement (including, without limitation, the costs and expenses described in clause (b) of the definition of "Company Transaction Expenses"), regardless of whether such reimbursement is required to have been made or to be made by Company prior to, on or after the date of calculation of the Parent Net Cash, but which, as of the date of calculation of the Parent Net Cash, Parent has not invoiced or otherwise requested reimbursement and/or Parent has not received reimbursement; provided that, if the Effective Time occurs on or after January 1, 2020 and (A) the SEC has not reviewed or commented on the Registration Statement, 100% of any documented out-of-pocket cost and expenses arising out of preparing the audited financial statements in compliance with applicable Laws to be included in Parent's Annual Report on Form 10-K for the year ended December 31, 2019 shall not be deducted from the Parent Net Cash or (B) the SEC has reviewed or commented on the Registration Statement, 50% of any documented out-of-pocket cost and expenses arising out of preparing the audited financial statements in compliance with applicable Laws to be included in Parent's Annual Report on Form 10-K for the year ended December 31, 2019 shall be deducted from the Parent Net Cash; provided, further, that notwithstanding anything to the contrary herein, in the event that the Effective Time occurs on or after January 1, 2020, any costs or expenses that Parent has not incurred, but that Parent is otherwise required to accrue under GAAP, related to preparing the audited financial statements in compliance with applicable Laws to be included in Parent's Annual Report on Form 10-K for the year ended December 31, 2019 will not be treated as Liabilities of Parent for purposes of calculating Parent Net Cash.

        "Parent Options" means options or other rights to purchase shares of Parent Common Stock issued by Parent.

        "Parent Preferred Stock" means the Preferred Stock, $0.001 par value per share, of Parent.

        "Parent Series A Preferred Automatic Conversion" means the automatic conversion of all of issued and outstanding shares of Parent Series A Preferred Stock into shares of Parent Common Stock immediately following the consummation of the Private Placement at the then effective conversion rate (after giving effect to the Nasdaq Reverse Split) applicable to the Parent Series A Preferred Stock under the Parent Series A Preferred Stock Certificate of Designation, such automatic conversion to be pursuant to and in accordance with the terms of the proposed amendment to Parent's certificate of incorporation, as set forth in the Parent Pre-Effective Time Charter Amendment, to effect such automatic conversion.

        "Parent Series A Preferred Stock" means Series A Convertible Preferred Stock, $0.001 par value per share, of Parent.

        "Parent Series A Preferred Stock Certificate of Designation" means the Certificate of Designation of Preferences, Rights and Limitations of Parent Series A Preferred Stock, originally filed by Parent with the Secretary of State of the State of Delaware on August 1, 2017 and as thereafter amended and in effect from time to time.

A-A-10

        "Parent Stock Plans" means the Proteon Therapeutics, Inc. Amended and Restated 2006 Equity Incentive Plan and the Proteon Therapeutics, Inc. Amended and Restated 2014 Equity Incentive Plan.

        "Parent Transaction Expenses" means all fees and expenses incurred at or prior to the Effective Time in connection with the Contemplated Transactions and this Agreement for which Parent is liable, including (a) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, finders and other advisors for which Parent is liable, including, without limitation, for preparation of the Registration Statement, Proxy Statement/Prospectus and any amendments and supplements thereto, preparing responses to any SEC comments, drafting any charter amendments (and in each case, the related disclosure required in the Registration Statement and Proxy Statement/Prospectus) and; (b) fifty percent (50%) of (i) the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement/Prospectus and any amendments and supplements thereto with the SEC; (ii) all fees and expenses incurred in relation to the printing and mailing of the Registration Statement, the Proxy Statement/Prospectus (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer; (iii) the fees and expenses paid or payable to the Exchange Agent pursuant to the engagement agreement with the Exchange Agent; and (iv) any fees and expenses incurred by Computershare Trust Company, N.A., Parent's transfer agent, and the proxy solicitor (reasonably acceptable to the Parties), in connection with the filing and distribution of the Registration Statement, the Proxy Statement/Prospectus and any amendments and supplements thereto with the SEC (without duplication of the fees and expenses addressed in clause (b)(i) above); and (c) any unpaid premium payable by Parent in satisfaction of its obligations under Section 5.5(c) with respect to the D&O Tail Policy. Parent Transaction Expenses shall in no event include any fees and expenses incurred by Parent or the Company at or prior to the Effective Time in connection with the Private Placement and the Subscription Agreement, including, without limitation, (1) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of Parent or the Company, including, without limitation, for preparation, negotiation, execution and delivery of the Subscription Agreement and each other definitive agreement in connection with the Private Placement and the consummation of the Private Placement and any other transaction contemplated under the Subscription Agreement and each such other definitive agreement, and any amendments and supplements to any of the foregoing, (2) any fees and expenses incurred by Computershare Trust Company, N.A., Parent's transfer agent, in connection with the Private Placement; (3) any of the Nasdaq Fees in connection with the Private Placement; and (4) any of the fees and expenses (including reasonable fees and disbursements of counsel) in connection with the registration, qualification or exemption from registration or qualification (as well as any filings and filing fees in connection therewith) under the securities law of any State of the United States in connection with the offer, sale or issuance of shares of Parent Capital Stock pursuant to the Private Placement.

        "Parent Triggering Event" shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement/Prospectus the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change or Parent Board shall have failed to publicly reaffirm the Parent Board Recommendation within ten (10) Business Days after the Company so requests in writing; (b) the Parent Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) Parent shall have entered into any letter of intent or similar document relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4); or (d) Parent, or any director or officer of Parent, shall have willfully and intentionally breached the provisions set forth in Section 4.4.

        "Parent Unaudited Interim Balance Sheet" means the unaudited consolidated balance sheet of Parent set forth in Parent's Report on Form 10-Q for the quarterly period ended June 30, 2019.

        "Party" or "Parties" means the Company, Proteon Merger Sub and Parent.

A-A-11

        "Permitted Alternative Agreement" means a definitive agreement with respect to an Acquisition Transaction that constitutes a Superior Offer.

        "Permitted Encumbrance" means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Parent, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property Rights granted by the Company or any of its Subsidiaries or Parent, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

        "Person" means any individual, Entity or Governmental Body.

        "Proteon Merger Sub Board" means the board of directors of Proteon Merger Sub.

        "Proxy Statement/Prospectus" means the combined proxy statement/prospectus to be sent to Parent's stockholders in connection with the Parent Stockholders' Meeting and to be sent to the Company's stockholders prior to the solicitation pursuant to Section 5.2(a) of the Company Stockholder Written Consent evidencing the Required Company Stockholder Vote.

        "Reference Date" means September 23, 2019.

        "Registered IP" means all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, and all applications for any of the foregoing.

        "Registration Statement" means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock) to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to be issued in exchange for shares of Company Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

        "Representatives" means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

        "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002.

        "SEC" means the United States Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Subscription Agreement" means the Subscription Agreement attached hereto as Exhibit E, among Parent and the Persons named therein, pursuant to which such Persons have agreed to purchase, in a private placement, the number of shares of Parent Capital Stock set forth therein in connection with the Private Placement.

        "Subsequent Transaction" means any Acquisition Transaction (with all references to twenty percent (20%) in the definition of Acquisition Transaction being treated as references to ninety (90%) for these purposes).

        "Subsidiary" means, with respect to a Person, another entity of which such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other

A-A-12

interests that is sufficient to enable such Person to elect at least a majority of the members of such entity's board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

        "Superior Offer" means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 90% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith following consultation with its outside legal counsel and outside financial advisors, if any, would reasonably be expected to be consummated in accordance with its terms and would result in a transaction that is more favorable, from a financial point of view, to Parent's stockholders or the Company's stockholders, as applicable, than the terms of the Contemplated Transactions; provided, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not reasonably capable of being obtained by such third party (after taking into account any revisions to the Contemplated Transactions offered by the other Party).

        "Takeover Statute" means any "fair price," "moratorium," "control share acquisition" or other similar anti-takeover Law.

        "Tax" means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers' compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

        "Tax Return" means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

        "Treasury Regulations" means the United States Treasury regulations promulgated under the Code.

        "WARN Act" means the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local plant closing mass layoff statute, rule or regulation.

          (b)   Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	1.11(e)
Allocation Certificate	5.15(a)
Anti-Bribery Laws	2.23
Anticipated Closing Date	1.11(a)
Business Associate Agreement	2.14(f)
Certificate of Merger	1.3
Certifications	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble

A-A-13

Term	Section
Company Audited Financial Statements	5.16
Company Benefit Plan	2.17(a)
Company Board Adverse Recommendation Change	5.2(d)
Company Board Recommendation	5.2(d)
Company Disclosure Schedule	Section 2
Company Financials	2.7(a)
Company In-bound Licenses	2.12(d)
Company Interim Financial Statements	5.16
Company Lock-Up Agreement	Recitals
Company Material Contract	2.13(a)
Company Out-bound Licenses	2.12(d)
Company Permits	2.14(b)
Company Real Estate Leases	2.11
Company Signatories	Recitals
Company Stock Certificate	1.6
Company Stockholders Agreement	2.4
Company Stockholder Matters	5.2(a)
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consent	2.4
Costs	5.5(a)
D&O Indemnified Parties	5.5(a)
D&O Tail Policy	5.5(d)
Determination Date	1.11(a)
Determination Notice	5.3(d)(i)
Dispute Notice	1.11(b)
Dissenting Shares	1.8(a)
Drug Regulatory Agency	2.14(a)
Effective Time	1.3
End Date	9.1(b)
Exchange Agent	1.7(a)
Exchange Fund	1.7(a)
FDA	2.14(a)
FDCA	2.14(a)
FLSA	2.17(p)
HIPAA	2.14(f)
Term	Section
Information Statement	5.2(a)
Intended Tax Treatment	5.9(a)
Investor Agreements	2.22(b)
Liability	2.9
Merger	Recitals
Merger Consideration	1.5(a)(ii)
Proteon Merger Sub	Preamble
Nasdaq Fees	5.8
Nasdaq Listing Application	5.8
Parent	Preamble
Parent Benefit Plan	3.17(a)
Parent Board Adverse Recommendation Change	5.3(c)
Parent Board Recommendation	5.3(c)
Parent Cash Calculation	1.11(a)

A-A-14

Term	Section
Parent Cash Schedule	1.11(a)
Parent Disclosure Schedule	Section 3
Parent In-bound License	3.12(d)
Parent Lock-Up Agreement	Recitals
Parent Material Contract	3.13
Parent Out-bound License	3.12(d)
Parent Permits	3.14(b)
Parent Pre-Effective Time Charter Amendment	1.3
Parent Real Estate Leases	3.11
Parent SEC Documents	3.7(a)
Parent Series A Preferred Stockholder Matters	Recitals
Parent Signatories	Recitals
Parent Common Stockholder Matters	Recitals
Parent Stockholder Support Agreement	Recitals
Parent Stockholders' Meeting	Recitals
Pre-Closing Period	4.1(a)
Private Placement	Recitals
Required Company Stockholder Vote	2.4
Required Parent Stockholder Vote	3.4
Response Date	1.11(b)
Sensitive Data	2.12(g)
Stockholder Notice	5.2(c)
Surviving Corporation	1.1

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Exhibit B-1

        Form of Company Stockholder Support Agreement

A-B-1-1

Exhibit B-2

        Form of Parent Stockholder Support Agreement

A-B-2-1

Exhibit C

Officers

Board Designees—Company

Board Designee—Parent

A-C-1

Exhibit D

        Form of Lock-Up Agreement

A-D-1

Exhibit E

        Form of Subscription Agreement

A-E-1

Exhibit F

        Form of Parent Pre-Effective Time Charter Amendment

A-F-1

Annex B

September 22, 2019

Board of Directors
Proteon Therapeutics, Inc.
200 West Street
Waltham, Massachusetts 02451

Ladies and Gentlemen:

        You have requested our opinion as to the fairness, from a financial point of view, to Proteon Therapeutics, Inc. ("Parent") of the Exchange Ratio (as defined below) to be paid by Parent pursuant to the proposed Agreement and Plan of Merger and Reorganization (the "Agreement") to be entered into among Parent, REM 1 Acquisition, Inc. ("Merger Sub") and ArTara Therapeutics, Inc. (the "Company"). Capitalized terms used herein have the respective meanings ascribed thereto in the September 19, 2019 draft of the Agreement provided to us by Parent (the "Draft Agreement").

        As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth therein, the Agreement provides for the acquisition by Parent of the Company through the merger of Merger Sub with and into the Company, with the Company as the surviving entity thereof (the "Merger"). By virtue of the Merger, each share of Company Capital Stock outstanding immediately prior to the Effective Time (including shares to be issued immediately prior to the Effective Time in connection with the exercise of the Company Options but excluding shares of Company Capital Stock held as treasury stock or held or owned by the Company, Merger Sub or any Subsidiary of the Company (which will be cancelled in the Merger) and excluding Dissenting Shares) will be converted into a number of shares of Parent Common Stock equal to the Exchange Ratio.

        The Merger Agreement provides that the Exchange Ratio will be based on the relative valuations of Parent and the Company with Parent having a valuation equal to $7.25 million, plus the amount, if any, by which Final Parent Net Cash exceeds the upper limit of the Target Parent Net Cash Range or minus the amount, if any, by which Final Parent Net Cash is less than the lower limit of the Target Parent Net Cash Range, and the Company having a valuation equal to $20.0 million.

        The obligations of the parties to consummate the Merger are conditioned upon the execution and delivery by Parent and the investors named therein of a Subscription Agreement and related transaction documents providing for the consummation immediately following the Effective Time of a Private Placement resulting in gross proceeds to Parent of an amount not less than $40 million. For purposes of this opinion, with your approval and without independent verification, we have assumed that the Private Placement is consummated in accordance with its terms and that Parent receives gross proceeds of $40 million pursuant thereto.

        For purposes of this opinion, with your approval and without independent verification, we have assumed that: (i) Final Parent Net Cash will fall within the Target Parent Net Cash Range, (ii) the Exchange Ratio will be 0.196516, (iii) the former holders of Company Capital Stock and the investors in the Private Placement will own 89.2% of the outstanding equity of Parent immediately following the Effective Time and after giving effect to the Private Placement, and (iv) the holders of the outstanding equity of Parent immediately prior to the Merger will own 10.8% of the outstanding equity of Parent immediately following the Effective Time and after giving effect to the Private Placement.

        In connection with our review of the proposed Merger, and in arriving at our opinion, we have: (i) reviewed the financial terms of the Merger described in the Draft Agreement; (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Parent and the Company that were furnished to us by management of Parent and the Company, respectively; (iii) conducted discussions with members of senior management and representatives of Parent and the Company concerning the matters described in clause (ii); (iv) reviewed the pro forma ownership structure of the combined entity resulting from the Merger; (v) discussed the past and current operations and financial condition and the prospects of Parent and the Company with members of senior management of Parent and of the Company, respectively; (vi) reviewed the financial terms, to the extent publicly available, of certain acquisition and financing transactions that we deemed relevant; and (vii) performed such other analyses and considered such other factors as we deemed appropriate for the purpose of rendering our opinion.

        We have assumed and relied upon, without verifying independently, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by or for us for purposes of preparing this opinion. We have further assumed that the financial information provided has been prepared by the respective managements of Parent and the Company on a reasonable basis in accordance with industry practice, and that the managements of Parent and the Company are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that the respective managements of Parent and the Company prepared reasonably the financial forecasts, estimates and other forward-looking information reviewed by us, based on assumptions reflecting their best currently available estimates and judgments as to the expected future results of operations and financial condition of Parent and the Company, respectively. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based.

        In connection with our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. Our opinion does not address any legal, regulatory, tax or accounting issues.

        In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the Draft Agreement reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties set forth in the Agreement and all related documents and instruments that are referred to therein are true and correct, (ii) each party to the Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto, and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company.

        In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Parent or the Company, and have not been furnished or provided with any such appraisals or valuations. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Parent, the Company or any of their respective affiliates is a party or may be subject, and at your direction and with your consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

        This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the value of the shares of Parent Common Stock to be issued in the Merger or the prices at which shares of Parent Common Stock may trade following announcement of the Merger or at any future time, nor are we expressing any opinion regarding the fairness, from a financial point of view, to Parent of the Private Placement. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

        We have been engaged by Parent to act as its financial advisor. We received a $75,000 retainer from Parent at the time of our engagement and we will receive a separate opinion fee in the amount of $250,000 for the provision of this opinion, which fee is not contingent on the successful completion of the Merger. An additional transaction fee of $1,200,000 (inclusive of the retainer) is payable to us contingent upon the successful completion of the Merger. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates' own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Parent and the Company, and, accordingly, may at any time hold a long or a short position in such securities. We have not had a material relationship with, nor otherwise received fees from, Parent or the Company during the two years preceding the date hereof. In the future, we may provide financial advisory and investment banking services to Parent, the Company or their respective affiliates for which we would expect to receive compensation.

        Consistent with applicable legal and regulatory requirements, H.C. Wainwright & Co., LLC has adopted policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Parent, the Company and/or the Merger that differ from the views of our investment banking personnel.

        This opinion has been prepared for the information of the Board of Directors of Parent for its use in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder of Parent as to how such stockholder should vote on any matter relating to the Merger or any other matter. This opinion shall not be disclosed, referred to or published (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the H.C. Wainwright & Co., LLC Fairness Opinion Committee.

        This opinion addresses only the fairness, from a financial point of view, to Parent of the proposed Exchange Ratio and does not address the relative merits of the Merger or any alternatives to the Merger, Parent's underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion does not address the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Parent. We are not experts in, nor do we express an opinion on, legal, tax, accounting or regulatory issues. We do not express an opinion about the fairness of the amount or nature of any compensation payable or to be paid to any of the officers, directors or employees of Parent, whether or not relative to the Merger.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to Parent.

Sincerely,

/s/ H.C. Wainwright & Co., LLC

H.C. WAINWRIGHT & Co., LLC

Annex C

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE REGARDING
APPRAISAL RIGHTS

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF
DELAWARE

§ 262. Appraisal rights.

(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

    d.
    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

  (3)
  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (4)
  In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder's request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D

CERTIFICATE OF AMENDMENT
TO
SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
PROTEON THERAPEUTICS, INC.

        Proteon Therapeutics, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby certify that:

  1.
  The name of the corporation is Proteon Therapeutics, Inc.

  2.
  The amendments to the Sixth Amended and Restated Certificate of Incorporation of the Corporation, as heretofore amended (the "Certificate of Incorporation"), set forth in this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law by the directors and the stockholders of the Corporation.

  3.
  The Certificate of Incorporation is hereby amended by:

  (i)
  Amending Article One to read in its entirety as follows:

      "The name of the Corporation is ArTara Therapeutics, Inc."

    (ii)
    Adding a new Section 4 of Article Four to read in its entirety as follows:

            "Section 4.    Reverse Stock Split.

      Immediately prior to the Effective Time (as defined below in this Section 4) (the "Reverse Stock Split Effective Time"), a 1-for-[        ](1) reverse stock split of the shares of the Common Stock issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall become effective, whereby every [            ](2) shares of Common Stock issued and outstanding immediately prior to the Reverse Stock Split Effective Time, automatically, and without any action on the part of the holder thereof, shall be reclassified and combined into one (1) share of Common Stock (the "Reverse Stock Split"). The par value of the Common Stock and the Preferred Stock following the Reverse Stock Split shall remain at $0.001 per share. The number of authorized shares of Common Stock and Preferred Stock set forth in the first paragraph of Article Four of this Restated Certificate shall not be affected by, and shall remain unchanged following, the Reverse Stock Split. No fractional shares of Common Stock shall be issued or issuable in connection with the Reverse Stock Split and, in lieu thereof, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split (determined after aggregating all of such fractional shares) shall be entitled to receive, following the Reverse Stock Split, a cash payment equal to the fraction of which such holder would otherwise be entitled multiplied by the fair value per share of Common Stock as determined by the board of directors.

      Each stock certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall, from and

(1)
The specific reverse stock split ratio is to be mutually agreed to by the Corporation and ArTara Therapeutics, Inc. prior to, or at the time of, the filing of this Certificate of Amendment immediately prior to Effective Time (as defined in the Merger Agreement), provided that the specific reverse stock split ratio must be anywhere in the range between 1-for-30 and 1-for-50.

(2)
See footnote 1.

      after the Reverse Stock Split Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock into which the shares formerly represented by such stock certificate have been reclassified and combined as a result of the Reverse Stock Split (as well as the right to receive cash in lieu of fractional shares of Common Stock after the effectiveness of the Reverse Stock Split). As soon as practicable after the effectiveness of the Reverse Stock Split and, if applicable in the case of shares of Common Stock represented by a stock certificate, the surrender of the stock certificate or stock certificates (or lost stock certificate affidavit and agreement in lieu thereof) for such shares of Common Stock, the Corporation shall (a) issue and deliver, or cause to be issued and delivered, to each holder of shares of Common Stock immediately prior to the Reverse Stock Split Effective Time, or to his, her or its nominees, either a stock certificate or stock certificates or a notice of a book-entry made by the Corporation in its stock records, as applicable, for the number of full shares of Common Stock into which the number of shares of Common Stock held by such holder immediately prior to the effectiveness of the Reverse Stock Split has been reclassified and combined upon the effectiveness of the Reverse Stock Split and (b) pay, or cause to be paid, cash in lieu of any fraction of a share of Common Stock resulting from the Reverse Stock Split.

      For purposes hereof:

        "Effective Time" has the meaning given to such term in the Merger Agreement.

        "Merger Agreement" means the Agreement and Plan of Merger and Reorganization, dated as of September 23, 2019, among the Corporation, REM 1 Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of the Corporation, and ArTara Therapeutics, Inc., a Delaware corporation, without amendment, restatement or other modification in any material respect."

    (iii)
    Adding a new Section 5 of Article Four to read in its entirety as follows:

            "Section 5.    Automatic Conversion.

            5.1    Effectiveness.    Subject to, and immediately following the later of the Effective Time and the consummation of the Private Placement (as such term is defined in the Merger Agreement) (the later of the foregoing, the "Automatic Conversion Effective Time"), all outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Corporation (the "Series A Convertible Preferred Stock") shall automatically be converted into shares of Common Stock, at the then effective Conversion Rate (as defined in the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the "Certificate of Designation")) applicable to Series A Convertible Preferred Stock, after giving effect to the Reverse Stock Split and as otherwise determined in accordance with the provisions of Section 7(c) of the Certificate of Designation, all pursuant to and in accordance with the terms of the Certificate of Designation, as if each Holder (as defined in the Certificate of Designation) had delivered a Conversion Notice (as defined in the Certificate of Designation) at the Automatic Conversion Effective Time but without any such Holder being required to actually deliver such Conversion Notice, but without regard to any limitation on the conversion of the Series A Convertible Preferred Stock, including, without limitation the 9.985% Cap (as such term is defined in the Certificate of Designation). The automatic conversion of all outstanding shares of Series A Convertible Preferred Stock into Common Stock pursuant to this Section 5.1 is sometimes referred to herein as the "Automatic Conversion."

            5.2    No Inconsistent Provisions; Termination.    In the event that any provision of this Section 5 shall conflict with, or not be consistent with, any provision of the Certificate of Designation, such provision of this Section 5 shall govern and control. The provisions of this Section 5 shall automatically, without further action by any Holder or the Corporation, terminate and be of no further force or effect upon the termination of the Merger Agreement prior to the Automatic Conversion Effective Time."

  4.
  The Certificate of Incorporation, as amended, is hereby ratified and confirmed in all other respects.

[The remainder of this page intentionally left blank]

        IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to the Certificate of Incorporation to be duly executed on behalf of the Corporation on                .

PROTEON THERAPEUTICS, INC.
By:
	Name:	Timothy P. Noyes
	Title:	Chief Executive Officer

[Proteon Therapeutics, Inc.—Signature Page to Amendment to Certificate of Incorporation]

Annex E

PROTEON THERAPEUTICS, INC.

AMENDED AND RESTATED 2014 EQUITY INCENTIVE PLAN

1.     Purpose

        This Plan is intended to provide incentives that will attract, retain and motivate highly competent officers, directors, employees, consultants and advisors to promote the success of the Company's business and align employees' interests with stockholders' interests. The Plan is intended to be an incentive stock option plan within the meaning of Section 422 of the Code, but not all Awards are required to be Incentive Options. The Plan was first effective on August 21, 2014, and is being amended as of the Restatement Effective Date to (i) increase the number of shares of Stock available for issuance under the Plan and (ii) make conforming changes to updates to Section 162(m) of the Code.

2.     Definitions

        As used in this Plan, the following terms shall have the respective meanings set out below, unless the context clearly requires otherwise:

        2.1.  Accelerate, Accelerated, and Acceleration, means: (a) when used with respect to an Option or Stock Appreciation Right, that as of the time of reference such Option or Stock Appreciation Right will become exercisable with respect to some or all of the shares of Stock for which it was not then otherwise exercisable by its terms; (b) when used with respect to Restricted Stock or Restricted Stock Units, that the Risk of Forfeiture otherwise applicable to such Restricted Stock or Restricted Stock Units shall expire with respect to some or all of such shares of Restricted Stock or such Restricted Stock Units then still otherwise subject to the Risk of Forfeiture; and (c) when used with respect to Performance Units, that the applicable Performance Goals or other business objectives shall be deemed to have been met as to some or all of such Performance Units.

        2.2.  Affiliate means any corporation, partnership, limited liability company, business trust, or other entity controlling, controlled by or under common control with the Company.

        2.3.  Award means any grant or sale pursuant to the Plan of Options, Stock Appreciation Rights, Performance Units, Restricted Stock, Restricted Stock Units, Stock Grants or any of the foregoing intended to constitute Performance-Based Awards.

        2.4.  Award Agreement means an agreement between the Company and the recipient of an Award, or other notice of grant of an Award, setting forth the terms and conditions of the Award.

        2.5.  Board means the Company's Board of Directors.

        2.6.  Change of Control means the occurrence of any of the following after the date of the approval of the Plan by the Board:

          (a)   a Transaction (as defined in Section 8.4), unless securities possessing more than 50% of the total combined voting power of the survivor's or acquiror's outstanding securities (or the securities of any parent thereof) are held by a person or persons who held securities possessing more than 50% of the total combined voting power of the Company's outstanding securities immediately prior to that Transaction, or

          (b)   any person or group of persons (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended and in effect from time to time) that, directly or indirectly, acquires, including but not limited to by means of a merger or consolidation, beneficial ownership (determined pursuant to Securities and Exchange Commission Rule 13d-3 promulgated under the said Exchange Act) of securities possessing more than 50% of the total combined voting power of the Company's outstanding securities unless pursuant to a tender or exchange offer made directly to the Company's stockholders that the Board recommends such stockholders accept, other than (i) the Company or any of its Affiliates, (ii) an employee benefit plan of the Company or any of its Affiliates, (iii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, or (iv) an underwriter temporarily holding securities pursuant to an offering of such securities, or

          (c)   over a period of thirty-six (36) consecutive months or less, there is a change in the composition of the Board such that a majority of the Board members (rounded up to the next whole number, if a fraction) ceases, by reason of one or more proxy contests for the election of Board members, to be composed of individuals who either (i) have been Board members continuously since the beginning of that period, or (ii) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in the preceding clause (i) who were still in office at the time that election or nomination was approved by the Board; or

          (d)   a majority of the Board votes in favor of a decision that a Change of Control has occurred, which vote may adopted by the Board with the intention that such vote become effective subject to and contingent upon the occurrence of certain events, in which case such Change of Control shall not be deemed to have occurred unless and until such vote becomes effective in accordance with its terms.

        2.7.  Code means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto, and any regulations issued from time to time thereunder.

        2.8.  Committee means the Compensation Committee of the Board, which in general is responsible for the administration of the Plan, as provided in Section 5 of this Plan. For any period during which no such committee is in existence "Committee" shall mean the Board and all authority and responsibility assigned to the Committee under the Plan shall be exercised, if at all, by the Board.

        2.9.  Company means Proteon Therapeutics, Inc., a corporation organized under the laws of the State of Delaware.

        2.10.  Convertible Security means any security that the Company may issue that is convertible into or exchangeable for Stock, including, but not limited to, preferred stock or warrants.

        2.11.  Effective Date means August 21, 2014.

        2.12.  Forfeiture, forfeit, and derivations thereof, when used in respect of Restricted Stock purchased by a Participant, includes the Company's repurchase of such Restricted Stock at less than its then Market Value as a means intended to effect a forfeiture of value.

        2.13.  Grant Date means the date as of which an Option is granted, as determined under Section 7.1(a).

        2.14.  Incentive Option means an Option which by its terms is to be treated as an "incentive stock option" within the meaning of Section 422 of the Code.

        2.15.  Market Value means the value of a share of Stock on a particular date determined by such methods or procedures as may be established by the Committee. Unless otherwise determined by the Committee, the Market Value of Stock as of any date is the closing price for the Stock as reported on the New York Stock Exchange (or on any other national securities exchange on which the Stock is then listed) for that date or, if no closing price is reported for that date, the closing price on the first following date for which a closing price is reported. For purposes of Awards effective as of the effective date of the Company's initial public offering, Market Value of Stock shall be the price at which the Company's Stock is offered to the public in its initial public offering.

        2.16.  Nonstatutory Option means any Option that is not an Incentive Option.

        2.17.  Option means an option to purchase shares of Stock.

        2.18.  Optionee means an eligible individual to whom an Option shall have been granted under the Plan.

        2.19.  Participant means any holder of an outstanding Award under the Plan.

        2.20.  Performance-Based Awards means Awards granted to a Participant under Section 7.7, to receive cash, Stock or other Awards, the payment of which is contingent on achieving Performance Goals or other business objectives established by the Committee.

        2.21.  Performance Criteria and Performance Goals have the meanings given such terms in Section 7.7(f).

        2.22.  Performance Period means the one or more periods of time, which may be of varying and overlapping durations, selected by the Committee, over which the attainment of one or more Performance Goals or other business objectives will be measured for purposes of determining a Participant's right to, and the payment of, an Award.

        2.23.  Performance Unit means a right granted to a Participant under Section 7.5, to receive cash, Stock or other Awards, the payment of which is contingent on achieving Performance Goals or other business objectives established by the Committee.

        2.24.  Plan means this 2014 Equity Incentive Plan of the Company, as amended from time to time, and including any attachments or addenda hereto.

        2.25.  Restatement Effective Date means [                        ].

        2.26.  Restricted Stock means a grant or sale of shares of Stock to a Participant subject to a Risk of Forfeiture.

        2.27.  Restricted Stock Units means rights to receive shares of Stock at the close of a Restriction Period, subject to a Risk of Forfeiture.

        2.28.  Restriction Period means the period of time, established by the Committee in connection with an Award of Restricted Stock or Restricted Stock Units, during which the shares of Restricted Stock or Restricted Stock Units are subject to a Risk of Forfeiture described in the applicable Award Agreement.

        2.29.  Risk of Forfeiture means a limitation on the right of the Participant to retain Restricted Stock or Restricted Stock Units, including a right of the Company to reacquire shares of Restricted Stock at less than their then Market Value, arising because of the occurrence or non-occurrence of specified events or conditions.

        2.30.  Stock means common stock, par value $0.001 per share, of the Company, and such other securities as may be substituted for such common stock pursuant to Section 8.

        2.31.  Stock Appreciation Right means a right to receive any excess in the Market Value of shares of Stock (except as otherwise provided in Section 7.2(c)) over a specified exercise price.

        2.32.  Stock Grant means the grant of shares of Stock not subject to restrictions or other forfeiture conditions.

        2.33.  Stockholders' Agreement means any agreement by and among the holders of at least a majority of the outstanding voting securities of the Company and setting forth, among other provisions, restrictions upon the transfer of shares of Stock or on the exercise of rights appurtenant thereto (including but not limited to voting rights).

        2.34.  Ten Percent Owner means a person who owns, or is deemed within the meaning of Section 422(b)(6) of the Code to own, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or any parent or subsidiary corporations of the Company, as defined in Sections 424(e) and (f), respectively, of the Code). Whether a person is a Ten Percent Owner shall be determined with respect to an Option based on the facts existing immediately prior to the Grant Date of the Option.

3.     Term of the Plan

        Unless the Plan shall have been earlier terminated by the Board, Awards may be granted under this Plan at any time in the period commencing on the date of approval of the Plan by the Board and ending immediately prior to the tenth anniversary of the earlier of the adoption of the Plan by the Board and approval of the Plan by the Company's stockholders. Awards granted pursuant to the Plan within that period shall not expire solely by reason of the termination of the Plan. Awards of Incentive Options granted prior to stockholder approval of the Plan are expressly conditioned upon such approval, but in the event of the failure of the stockholders to approve the Plan shall thereafter and for all purposes be deemed to constitute Nonstatutory Options.

4.     Stock Subject to the Plan

        4.1.    Plan Share Limitations.

          (a)    Limitation.    At no time shall the number of shares of Stock issued pursuant to or subject to outstanding Awards granted under the Plan (including pursuant to Incentive Options), nor the number of shares of Stock issued pursuant to Incentive Options, exceed [            ] shares of Stock provided, however, that beginning on January 1, 2015, the number of shares of Stock authorized under this Section 4.1(a) of the Plan will be increased each January 1 by an amount equal to four percent (4%) of outstanding Stock as of the end of the immediately preceding fiscal year. Notwithstanding the foregoing, the Board may act prior to January 1 of a given year to provide that there will be no such January 1 increase in the number of shares of Stock authorized under this Section 4.1(a) of the Plan for such year or that the increase in the number of shares of Stock authorized under this Section 4.1(a) of the Plan for such year will be a lesser number than would otherwise occur pursuant to the preceding sentence. Notwithstanding the preceding sentences, in no event shall the number of shares available for issuance pursuant to Incentive Options exceed [                ] shares of Stock. For purposes of this Section 4.1(a), "Stock" shall be deemed to include the number of shares of Stock that may be issued upon conversion of any outstanding Convertible Securities at each January 1.

          (b)    Application.    For purposes of applying the foregoing limitation of Section 4.1(a), (i) if any Option or Stock Appreciation Right expires, terminates, or is cancelled for any reason without having been exercised in full, or if any other Award is forfeited, the shares of Stock not purchased by the holder or which are forfeited, as the case may be, shall again be available for Awards to be granted under the Plan, (ii) if any Option is exercised by delivering previously owned shares of Stock in payment of the exercise price therefor, only the net number of shares, that is, the number of shares of Stock issued minus the number received by the Company in payment of the exercise price, shall be considered to have been issued pursuant to an Award granted under the Plan, and (iii) any shares of Stock either delivered to or withheld by the Company in satisfaction of tax withholding obligations of the Company or an Affiliate with respect to an Award shall again be available for Awards to be granted under the Plan. In addition, settlement of any Award shall not count against the foregoing limitations except to the extent settled in the form of Stock. Shares of Stock issued pursuant to the Plan may be either authorized but unissued shares or shares held by the Company in its treasury.

        4.2.    Adjustment of Limitations.     Each of the share limitations of this Section 4 shall be subject to adjustment pursuant to Section 8 of the Plan.

5.     Administration

        The Plan shall be administered by the Committee; provided, however, that at any time and on any one or more occasions the Board may itself exercise any of the powers and responsibilities assigned the Committee under the Plan and when so acting shall have the benefit of all of the provisions of the Plan pertaining to the Committee's exercise of its authorities hereunder; and provided further, however, that the Committee may delegate to an executive officer or officers the authority to grant Awards hereunder to employees who are not officers, and to consultants, up to such maximum number and in accordance with such other guidelines as the Committee shall specify by resolution at any time or from time to time. Any such delegation may not include the authority to grant Restricted Stock, unless the delegate is a committee of the Board, including a committee consisting solely of an executive officer who is a Board member. Subject to the provisions of the Plan, the Committee shall have complete authority, in its discretion, to make or to select the manner of making all determinations with respect to each Award to be granted by the Company under the Plan including the officer, employee, consultant, advisor or director to receive the Award and the form of Award. In making such determinations, the Committee may take into account the nature of the services rendered by the respective officers, employees, consultants, advisors and directors, their present and potential contributions to the success of the Company and its Affiliates, and such other factors as the Committee in its discretion shall deem relevant. Subject to the provisions of the Plan, the Committee shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, to determine the terms and provisions of the respective Award Agreements (which need not be identical), and to make all other determinations necessary or advisable for the administration of the Plan. The Committee's determinations made in good faith on matters referred to in the Plan shall be final, binding and conclusive on all participants, beneficiaries, heirs, assigns or other persons having or claiming any interest under the Plan or an Award made pursuant hereto.

6.     Authorization of Grants

        6.1.    Eligibility.     The Committee may grant from time to time and at any time prior to the termination of the Plan one or more Awards, either alone or in combination with any other Awards, to any officer or employee of or consultant or advisor to one or more of the Company and its Affiliates or to any non-employee member of the Board or of any board of directors (or similar governing authority) of any Affiliate. However, only employees of the Company, and of any parent or subsidiary corporations of the Company, as defined in Sections 424(e) and (f), respectively, of the Code, shall be eligible for the grant of an Incentive Option.

        6.2.    General Terms of Awards.     Each grant of an Award shall be subject to all applicable terms and conditions of the Plan (including but not limited to any specific terms and conditions applicable to that type of Award set out in the following Section), and such other terms and conditions, not inconsistent with the terms of the Plan, as the Committee may prescribe. No prospective Participant shall have any rights with respect to an Award, unless and until such Participant shall have complied with the applicable terms and conditions of such Award (including if applicable delivering a fully executed copy of any agreement evidencing an Award to the Company).

        6.3.    Effect of Termination of Employment, Etc.     Unless the Committee shall provide otherwise with respect to any Award (including, but not limited to, in a Participant's Award Agreement), if the Participant's employment or other association with the Company and its Affiliates ends for any reason, including because of the Participant's employer ceasing to be an Affiliate, (a) any outstanding Option or Stock Appreciation Right of the Participant shall cease to be exercisable in any respect not later than ninety (90) days following that event and, for the period it remains exercisable following that event, shall be exercisable only to the extent exercisable at the date of that event, and (b) any other outstanding Award of the Participant to the extent that it is then still subject to Risk of Forfeiture shall be forfeited or otherwise subject to return to or repurchase by the Company on the terms specified in the applicable Award Agreement. Cessation of the performance of services in one capacity, for example, as an employee, shall not result in termination of an Award while the Participant continues to perform services in another capacity, for example as a director. Military or sick leave or other bona fide leave shall not be deemed a termination of employment or other association, provided that it does not exceed the longer of ninety (90) days or the period during which the absent Participant's reemployment rights, if any, are guaranteed by statute or by contract. To the extent consistent with applicable law, the Committee may provide that Awards continue to vest for some or all of the period of any such leave, or that their vesting shall be tolled during any such leave and only recommence upon the Participant's return from leave, if ever.

        6.4.    Non-Transferability of Awards.     Except as otherwise provided in this Section 6.4, Awards shall not be transferable, and no Award or interest therein may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. The provisions of the immediately preceding sentence shall not be applicable to Stock Grants which shall not be subject to any transfer restrictions under this Section 6.4. All of a Participant's rights in any Award may be exercised during the life of the Participant only by the Participant or the Participant's legal representative. However, the Committee may, at or after the grant of an Award of a Nonstatutory Option, or shares of Restricted Stock, provide that such Award may be transferred by the recipient to a family member; provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer shall be valid unless first approved by the Committee, acting in its sole discretion. For this purpose, "family member" means any child, stepchild, grandchild, parent, grandparent, stepparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the employee's household (other than a tenant or employee), a trust in which the foregoing persons have more than fifty (50) percent of the beneficial interests, a foundation in which the foregoing persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty (50) percent of the voting interests.

7.     Specific Terms of Awards

        7.1.    Options.

          (a)    Date of Grant.    The granting of an Option shall take place at the time specified in the Award Agreement.

          (b)    Exercise Price.    The price at which shares of Stock may be acquired under each Incentive Option shall be not less than 100% of the Market Value of Stock on the Grant Date, or not less than 110% of the Market Value of Stock on the Grant Date if the Optionee is a Ten Percent Owner. The price at which shares of Stock may be acquired under each Nonstatutory Option shall not be so limited solely by reason of this Section.

          (c)    Option Period.    No Incentive Option may be exercised on or after the tenth anniversary of the Grant Date, or on or after the fifth anniversary of the Grant Date if the Optionee is a Ten Percent Owner. The Option period under each Nonstatutory Option shall not be so limited solely by reason of this Section.

          (d)    Exercisability.    An Option may be immediately exercisable or become exercisable in such installments, cumulative or non-cumulative, as the Committee may determine. In the case of an Option not otherwise immediately exercisable in full, the Committee may Accelerate such Option in whole or in part at any time; provided, however, that in the case of an Incentive Option, any such Acceleration of the Option would not cause the Option to fail to comply with the provisions of Section 422 of the Code or the Optionee consents to the Acceleration.

          (e)    Method of Exercise.    An Option may be exercised by the Optionee giving written notice, in the manner provided in Section 17, specifying the number of shares of Stock with respect to which the Option is then being exercised. The notice shall be accompanied by payment in the form of cash or check payable to the order of the Company in an amount equal to the exercise price of the shares of Stock to be purchased or, subject in each instance to the Committee's approval, acting in its sole discretion, and to such conditions, if any, as the Committee may deem necessary to avoid adverse accounting effects to the Company,

              (i)  by delivery to the Company of shares of Stock having a Market Value equal to the exercise price of the shares to be purchased, or

             (ii)  by surrender of the Option as to all or part of the shares of Stock for which the Option is then exercisable in exchange for shares of Stock having an aggregate Market Value equal to the difference between (1) the aggregate Market Value of the surrendered portion of the Option, and (2) the aggregate exercise price under the Option for the surrendered portion of the Option, or

            (iii)  unless prohibited by applicable law, by delivery to the Company of the Optionee's executed promissory note in the principal amount equal to the exercise price of the shares of Stock to be purchased and otherwise in such form as the Committee shall have approved.

  If the Stock is traded on an established market, payment of any exercise price may also be made through and under the terms and conditions of any formal cashless exercise program authorized by the Company entailing the sale of the Stock subject to an Option in a brokered transaction (other than to the Company). Receipt by the Company of such notice and payment in any authorized or combination of authorized means shall constitute the exercise of the Option. Within thirty (30) days thereafter but subject to the remaining provisions of the Plan, the Company shall deliver or cause to be delivered to the Optionee or his agent a certificate or certificates or shall cause the Stock to be held in book-entry position through the direct registration system of the Company's transfer agent for the number of shares then being purchased. Such shares of Stock shall be fully paid and nonassessable.

          (f)    Limit on Incentive Option Characterization.    An Incentive Option shall be considered to be an Incentive Option only to the extent that the number of shares of Stock for which the Option first becomes exercisable in a calendar year do not have an aggregate Market Value (as of the date of the grant of the Option) in excess of the "current limit". The current limit for any Optionee for any calendar year shall be $100,000 minus the aggregate Market Value at the date of grant of the number of shares of Stock available for purchase for the first time in the same year under each other Incentive Option previously granted to the Optionee under the Plan, and under each other incentive stock option previously granted to the Optionee under any other incentive stock option plan of the Company and its Affiliates, after December 31, 1986. Any shares of Stock which would cause the foregoing limit to be violated shall be deemed to have been granted under a separate Nonstatutory Option, otherwise identical in its terms to those of the Incentive Option.

          (g)    Notification of Disposition.    Each person exercising any Incentive Option granted under the Plan shall be deemed to have covenanted with the Company to report to the Company any disposition of the shares of Stock issued upon such exercise prior to the expiration of the holding periods specified by Section 422(a)(1) of the Code and, if and to the extent that the realization of income in such a disposition imposes upon the Company federal, state, local or other withholding tax requirements, or any such withholding is required to secure for the Company an otherwise available tax deduction, to remit to the Company an amount in cash sufficient to satisfy those requirements.

        7.2.    Stock Appreciation Rights.

          (a)    Tandem or Stand-Alone.    Stock Appreciation Rights may be granted in tandem with an Option (at or, in the case of a Nonstatutory Option, after, the award of the Option), or alone and unrelated to an Option. Stock Appreciation Rights in tandem with an Option shall terminate to the extent that the related Option is exercised, and the related Option shall terminate to the extent that the tandem Stock Appreciation Rights are exercised.

          (b)    Exercise Price.    Stock Appreciation Rights shall have an exercise price of not less than one hundred percent (100%) of the Market Value of the Stock on the date of award, or in the case of Stock Appreciation Rights in tandem with Options, the exercise price of the related Option.

          (c)    Other Terms.    Except as the Committee may deem inappropriate or inapplicable in the circumstances, Stock Appreciation Rights shall be subject to terms and conditions substantially similar to those applicable to a Nonstatutory Option. In addition, a Stock Appreciation Right related to an Option which can only be exercised during limited periods following a Change of Control may entitle the Participant to receive an amount based upon the highest price paid or offered for Stock in any transaction relating to the Change of Control or paid during the thirty (30) day period immediately preceding the occurrence of the Change of Control in any transaction reported in the stock market in which the Stock is normally traded.

        7.3.    Restricted Stock.

          (a)    Purchase Price.    Shares of Restricted Stock shall be issued under the Plan for such consideration, if any, in cash, other property or services, or any combination thereof, as is determined by the Committee.

          (b)    Issuance of Stock.    Each Participant receiving a Restricted Stock Award, subject to subsection (c) below, shall be issued a stock certificate in respect of such shares of Restricted Stock or the shares shall be held in book-entry position through the direct registration system of the Company's transfer agent. If a certificate is issued, such certificate shall be registered in the name of such Participant, and, if applicable, shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award substantially in the following form:

    The shares evidenced by this certificate are subject to the terms and conditions of Proteon Therapeutics, Inc.'s 2014 Equity Incentive Plan and an Award Agreement entered into by the registered owner and Proteon Therapeutics, Inc., copies of which will be furnished by the Company to the holder of the shares evidenced by this certificate upon written request and without charge.

  If the Stock is in book-entry position through the direct registration system of the Company's transfer agent, the restrictions will be appropriately noted.

          (c)    Escrow of Shares.    The Committee may require that any stock certificates evidencing shares of Restricted Stock be held in custody by a designated escrow agent (which may but need not be the Company) until the restrictions thereon shall have lapsed, and that the Participant deliver a stock power, endorsed in blank, relating to the Stock covered by such Award.

          (d)    Restrictions and Restriction Period.    During the Restriction Period applicable to shares of Restricted Stock, such shares shall be subject to limitations on transferability and a Risk of Forfeiture arising on the basis of such conditions related to the performance of services, Company or Affiliate performance or otherwise as the Committee may determine and provide for in the applicable Award Agreement. Any such Risk of Forfeiture may be waived or terminated, or the Restriction Period shortened, at any time by the Committee on such basis as it deems appropriate.

          (e)    Rights Pending Lapse of Risk of Forfeiture or Forfeiture of Award.    Except as otherwise provided in the Plan or the applicable Award Agreement, the Participant shall have all of the rights of a stockholder of the Company with respect to any outstanding shares of Restricted Stock, including the right to vote, and the right to receive any dividends with respect to, the shares of Restricted Stock (but any dividends or other distributions payable in shares of Stock or other securities of the Company shall constitute additional Restricted Stock, subject to the same Risk of

  Forfeiture as the shares of Restricted Stock in respect of which such shares of Stock or other securities are paid). The Committee, as determined at the time of Award, may permit or require the payment of cash dividends to be deferred and, if the Committee so determines, reinvested in additional Restricted Stock to the extent shares of Stock are available under Section 4.

          (f)    Lapse of Restrictions.    If and when the Restriction Period expires without a prior forfeiture, any certificates for such shares shall be delivered to the Participant promptly if not theretofore so delivered.

        7.4.    Restricted Stock Units.

          (a)    Character.    Each Restricted Stock Unit shall entitle the recipient to a share of Stock at a close of such Restriction Period as the Committee may establish and subject to a Risk of Forfeiture arising on the basis of such conditions relating to the performance of services, Company or Affiliate performance or otherwise as the Committee may determine and provide for in the applicable Award Agreement. Any such Risk of Forfeiture may be waived or terminated, or the Restriction Period shortened, at any time by the Committee on such basis as it deems appropriate.

          (b)    Form and Timing of Payment.    Payment of earned Restricted Stock Units shall be made promptly following the close of the applicable Restriction Period. At the discretion of the Committee, Participants may be entitled to receive payments equivalent to any dividends declared with respect to Stock referenced in grants of Restricted Stock Units but only following the close of the applicable Restriction Period and then only if the underlying Stock shall have been earned. Unless the Committee shall provide otherwise, any such dividend equivalents shall be paid, if at all, without interest or other earnings.

        7.5.    Performance Units.

          (a)    Character.    Each Performance Unit shall entitle the recipient to the value of a specified number of shares of Stock, over the initial value for such number of shares, if any, established by the Committee at the time of grant, at the close of a specified Performance Period to the extent specified business objectives, including but not limited to Performance Goals, shall have been achieved.

          (b)    Earning of Performance Units.    The Committee shall set Performance Goals or other business objectives in its discretion which, depending on the extent to which they are met within the applicable Performance Period, will determine the number and value of Performance Units that will be paid out to the Participant. After the applicable Performance Period has ended, the holder of Performance Units shall be entitled to receive payout on the number and value of Performance Units earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals or other business objectives have been achieved.

          (c)    Form and Timing of Payment.    Payment of earned Performance Units shall be made in a single lump sum following the close of the applicable Performance Period. At the discretion of the Committee, Participants may be entitled to receive any dividends declared with respect to Stock which have been earned in connection with grants of Performance Units which have been earned, but not yet distributed to Participants. The Committee may permit or, if it so provides at grant require, a Participant to defer such Participant's receipt of the payment of cash or the delivery of Stock that would otherwise be due to such Participant by virtue of the satisfaction of any requirements or goals with respect to Performance Units. If any such deferral election is required or permitted, the Committee shall establish rules and procedures for such payment deferrals.

        7.6.    Stock Grants.     Stock Grants shall be awarded solely in recognition of significant prior or expected contributions to the success of the Company or its Affiliates, as an inducement to employment, in lieu of compensation otherwise already due and in such other limited circumstances as the Committee deems appropriate. Stock Grants shall be made without forfeiture conditions of any kind.

        7.7.    Performance-Based Awards.

          (a)    Discretion of Committee with Respect to Performance-Based Awards.    Any form of Award permitted under the Plan, other than a Stock Grant, may be granted as a Performance-Based Award. Options and Stock Appreciation Rights may be granted as Performance-Based Awards in accordance with Section 7.1 and 7.2, respectively, except that the exercise price of any Option or Stock Appreciation Right intended to qualify as a Performance-Based Award shall in no event be less that the Market Value of the Stock on the date of grant, and may become exercisable based on continued service, on satisfaction of Performance Goals or other business objectives, or on a combination thereof. Each other Award intended to qualify as a Performance-Based Award, such as Restricted Stock, Restricted Stock Units, or Performance Units, shall be subject to satisfaction of one or more Performance Goals except as otherwise provided in this Section 7.7. The Committee will have full discretion to select the length of any applicable Restriction Period or Performance Period, the kind and/or level of the applicable Performance Goal, and whether the Performance Goal is to apply to the Company, a subsidiary of the Company or any division or business unit or to the individual. Any Performance Goal or Goals applicable to Performance-Based Awards shall be objective, shall be established not later than ninety (90) days after the beginning of any applicable Performance Period.

          (b)    Payment of Performance-Based Awards.    A Participant will be eligible to receive payment under a Performance-Based Award which is subject to achievement of a Performance Goal or Goals only if the applicable Performance Goal or Goals are achieved within the applicable Performance Period, as determined by the Committee, provided, that a Performance-Based Award may be deemed earned as a result of death, becoming disabled, or in connection with a change of control if otherwise provided in the Plan or the applicable Award Agreement. In determining the actual size of an individual Performance-Based Award, the Committee may reduce or eliminate the amount of the Performance-Based Award earned for the Performance Period, if in its sole and absolute discretion, such reduction or elimination is appropriate.

          (c)    Adjustments for Certain Events.    The Committee retains the discretion to adjust or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for a Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement .

          (d)    Definitions.    For purposes of the Plan

              (i)  Performance Criteria means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria used to establish Performance Goals are limited to: (i) net earnings (either before or after one or more of (A) interest, (B) taxes, (C) depreciation and (D) amortization), (ii) gross or net sales or revenue, (iii) net income (either before or after taxes), (iv) adjusted net income, (v) operating earnings or profit, (vi) cash flow (including, but not limited to, operating cash flow and free cash flow, (vii) return on assets, (viii) return on capital, (ix) return on stockholders' equity, (x) total stockholder return, (xi) return on sales, (xii) gross or net profit or operating margin, (xiii) costs, (xiv) expenses, (xv) working capital, (xvi) earnings per share, (xvii) adjusted earnings per share, (xviii) price per share, (xix) regulatory body approval for commercialization of a product, (xx) implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; (xxi) market share, (xxii) economic value, (xxiii) revenue, (xxiv) revenue growth and (xxv) operational and organizational metrics.

             (ii)  Performance Goals means, for a Performance Period, the written goal or goals established by the Committee for the Performance Period based upon one or more of the

    Performance Criteria. The Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, subsidiary, or an individual, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Affiliate, either individually, alternatively or in any combination, and measured either quarterly, annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee. The Committee will objectively define the manner of calculating the Performance Goal or Goals it selects to use for such Performance Period for such Participant, including whether or to what extent there shall not be taken into account any of the following events that occurs during a Performance Period: (i) asset write-downs, (ii) litigation, claims, judgments or settlements, (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs and (v) any extraordinary, unusual, non-recurring or non-comparable items (A) as described in Accounting Standard Codification Section 225-20, (B) as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report to stockholders for the applicable year, or (C) publicly announced by the Company in a press release or conference call relating to the Company's results of operations or financial condition for a completed quarterly or annual fiscal period.

        7.8.    Awards to Participants Outside the United States.     The Committee may modify the terms of any Award under the Plan granted to a Participant who is, at the time of grant or during the term of the Award, resident or primarily employed outside of the United States in any manner deemed by the Committee to be necessary or appropriate in order that the Award shall conform to laws, regulations, procedures, and customs of the country in which the Participant is then resident or primarily employed, or so that the value and other benefits of the Award to the Participant, as affected by foreign tax laws and other restrictions applicable as a result of the Participant's residence or employment abroad, shall be as comparable as practicable to the value of such an Award to a Participant who is resident or primarily employed in the United States. The Committee may establish supplements or sub-plans to, or amendments, restatements, or alternative versions of, the Plan for the purpose of granting and administrating any such modified Award. No such modification, supplement, sub-plan, amendment, restatement or alternative version may increase the share limit of Section 4.

8.     Adjustment Provisions

        8.1.    Adjustment for Corporate Actions.     All of the share numbers set forth in the Plan reflect the capital structure of the Company as of October 3, 2014. If subsequent to that date the outstanding shares of Stock (or any other securities covered by the Plan by reason of the prior application of this Section) are increased, decreased, or exchanged for a different number or kind of shares or other securities, or if additional shares or new or different shares or other securities are distributed with respect to shares of Stock, as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar distribution with respect to such shares of Stock, an appropriate and proportionate adjustment will be made in (i) the maximum numbers and kinds of shares provided in Section 4, (ii) the numbers and kinds of shares or other securities subject to the then outstanding Awards, (iii) the exercise price for each share or other unit of any other securities subject to then outstanding Options and Stock Appreciation Rights (without change in the aggregate purchase price as to which such Options or Rights remain exercisable), and (iv) the repurchase price of each share of Restricted Stock then subject to a Risk of Forfeiture in the form of a Company repurchase right.

        8.2.    Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.     In the event of any corporate action not specifically covered by the preceding Section, including but not limited to an extraordinary cash distribution on Stock, a corporate separation or other reorganization or liquidation, the Committee may make such adjustment of outstanding Awards and their terms, if any, as it, in its sole discretion, may deem equitable and appropriate in the circumstances. The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in this Section) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

        8.3.    Related Matters.     Any adjustment in Awards made pursuant to Section 8.1 or 8.2 shall be determined and made, if at all, by the Committee, acting in its sole discretion, and shall include any correlative modification of terms, including of Option exercise prices, rates of vesting or exercisability, Risks of Forfeiture, applicable repurchase prices for Restricted Stock, and Performance Goals and other business objectives which the Committee may deem necessary or appropriate so as to ensure the rights of the Participants in their respective Awards are not substantially diminished nor enlarged as a result of the adjustment and corporate action other than as expressly contemplated in this Section 8. The Committee, in its discretion, may determine that no fraction of a share of Stock shall be purchasable or deliverable upon exercise, and in that event if any adjustment hereunder of the number of shares of Stock covered by an Award would cause such number to include a fraction of a share of Stock, such number of shares of Stock shall be adjusted to the nearest smaller whole number of shares. No adjustment of an Option exercise price per share pursuant to Sections 8.1 or 8.2 shall result in an exercise price which is less than the par value of the Stock.

        8.4.    Transactions.

          (a)    Definition of Transaction.    In this Section 8.4, "Transaction" means (1) any merger or consolidation of the Company with or into another entity as a result of which the Stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or is cancelled, (2) any sale or exchange of all or substantially all of the outstanding Stock of the Company for cash, securities or other property, (3) any sale, transfer, or other disposition of all or substantially all of the Company's assets to one or more other persons in a single transaction or series of related transactions or (4) any liquidation or dissolution of the Company.

          (b)    Treatment of Awards.    In a Transaction, the Committee may take any one or more of the following actions as to all or any (or any portion of) outstanding Awards, subject to the provisions of Section 9 of this Plan.

            (1)   Provide that any Awards shall be assumed, or substantially equivalent rights shall be provided in substitution therefor, by the acquiring or succeeding entity (or an affiliate thereof).

            (2)   Upon written notice to the holders, provide that all or any of the holders' unexercised outstanding Options and Stock Appreciation Rights (collectively, "Rights") will terminate immediately prior to the consummation of such Transaction unless exercised within a specified period following the date of such notice.

            (3)   Provide that all or any Awards that are subject to Risk of Forfeiture will terminate immediately prior to the consummation of such Transaction.

            (4)   Provide that all or any outstanding Rights shall Accelerate so as to become exercisable prior to or upon such Transaction with respect to some or all of the shares of Stock for which any such Rights would not then otherwise be exercisable by their terms.

            (5)   Provide that outstanding all or any Awards that are subject to Risk of Forfeiture shall Accelerate so that the Risk of Forfeiture otherwise applicable to such Awards shall expire prior to or upon such Transaction with respect to any such Awards that would then still otherwise be subject to the Risk of Forfeiture.

            (6)   Provide for cash payments, net of applicable tax withholdings, to be made to holders equal to the excess, if any, of (A) the acquisition price times the number of shares of Stock subject to an Option (to the extent the exercise price does not exceed the acquisition price) over (B) the aggregate exercise price for all such shares of Stock subject to the Option, in exchange for the termination of such Option; provided, that if the acquisition price does not exceed the exercise price of any such Option, the Committee may cancel that Option without the payment of any consideration therefore prior to or upon the Transaction. For purposes of this paragraph 6 and paragraph 7 below, "acquisition price" means the amount of cash, and market value of any other consideration, received in payment for a share of Stock surrendered in a Transaction but need not take into account any deferred consideration unless and until received.

            (7)   Provide for cash payments, net of applicable tax withholdings, to be made to holder or holders of all or any Awards (other than Options) equal to the acquisition price times the number of shares of Stock subject to any such Awards, in exchange for the termination of any such Awards; provided, that the Committee may cancel, pursuant to paragraph 3 above, any such Award that is subject to a Risk of Forfeiture at the time of the consummation of such Transaction without the payment of any consideration therefor prior to or upon the Transaction.

            (8)   Provide that, in connection with a liquidation or dissolution of the Company, all or any Awards (other than Restricted Stock or Stock Grants) shall convert into the right to receive liquidation proceeds net of the exercise price thereof and any applicable tax withholdings.

            (9)   Any combination of the foregoing.

  In the event that the Committee determines in its discretion to take the actions contemplated under paragraph (1) above of this Section 8.4(b) with respect to all or any Awards, the Committee shall ensure that, upon consummation of the Transaction, any such Awards are assumed and/or exchanged or replaced with another similar award issued by the acquiring or succeeding entity (or an affiliate thereof) and that, as a result of such assumption and/or exchange or replacement, the holder of such assumed Award and/or such exchanged or replaced similar award has the right to purchase or receive the value of, for each share of Stock subject to such Award immediately prior to the consummation of the Transaction, the consideration (whether cash, securities or other property) received as a result of the Transaction by holders of Stock for each share of Stock held immediately prior to the consummation of the Transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Stock); provided, however, that if such consideration received as a result of the Transaction is not solely common stock (or its equivalent) of the acquiring or succeeding entity (or an affiliate thereof), the Committee may, with the consent of the acquiring or succeeding entity (or an affiliate thereof), provide for the consideration to be received with respect to such assumed Award and/or such exchanged or replaced similar award to consist of or be based solely on common stock (or its equivalent) of the acquiring or succeeding entity (or an affiliate thereof) equivalent in value to the per share consideration received by holders of outstanding shares of Stock as a result of the Transaction; and provided, further, that if such Award is an Option, the holder of such Option must exercise the Option and make payment of the applicable exercise price in connection therewith in order to receive such consideration.

          (c)    Treatment of Other Awards.    Upon the occurrence of a Transaction other than a liquidation or dissolution of the Company which is not part of another form of Transaction, then, subject to the provisions of Section 9 below, with respect to all outstanding Awards (other than Options and Share Appreciation Rights) that are not terminated prior to or upon such Transaction, the repurchase and other rights of the Company under each such Award shall inure to the benefit of the Company's successor and shall, unless the Committee determines otherwise, apply to the cash, securities or other property which the Stock was converted into or exchanged for pursuant to such Transaction in the same manner and to the same extent as they applied to the Award.

          (d)    Related Matters.    In taking any of the actions permitted under this Section 8.4, the Committee shall not be obligated to treat all Awards, all Awards held by a Participant, or all Awards of the same type, identically. Any determinations required to carry out the foregoing provisions of this Section 8.4, including but not limited to the market value of other consideration received by holders of Stock in a Transaction and whether substantially equivalent Rights have been substituted, shall be made by the Committee acting in its sole discretion. In connection with any action or actions taken by the Committee in respect of Awards and in connection with a Transaction, the Committee may require such acknowledgements of satisfaction and releases from Participants as it may determine.

9.     Change of Control

        Except as otherwise provided below, upon the occurrence of a Change of Control, to the extent that the surviving entity declines to continue, convert, assume or replace outstanding Awards, then, notwithstanding anything express or implied to the contrary in Section 8.4 above:

          (a)   any and all Options and Stock Appreciation Rights not already exercisable in full shall Accelerate with respect to 100% of the shares for which such Options or Stock Appreciation Rights are not then exercisable;

          (b)   any Risk of Forfeiture applicable to Restricted Stock and Restricted Stock Units which is not based on achievement of Performance Goals or other business objectives shall lapse with respect to 100% of the Restricted Stock and Restricted Stock Units still subject to such Risk of Forfeiture immediately prior to the Change of Control; and

          (c)   all outstanding Awards of Restricted Stock and Restricted Stock Units conditioned on the achievement of Performance Goals or other business objectives and the payouts attainable under outstanding Performance Units shall be deemed to have been satisfied as of the effective date of the Change of Control, except if and to the extent otherwise determined by the Committee in its sole discretion at any time prior to, or upon, such Change of Control.

All such Awards of Performance Units and Restricted Stock Units shall be paid to the extent earned to Participants in accordance with their terms within thirty (30) days following the effective date of the Change of Control. None of the foregoing shall apply, however, (i) in the case of any Award pursuant to an Award Agreement requiring other or additional terms upon a Change of Control (or similar event), (ii) if specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges, or (iii) as otherwise provided in Section 7.7, concerning Performance-Based Awards.

10.   Settlement of Awards

        10.1.    In General.     Options and Restricted Stock shall be settled in accordance with their terms. All other Awards may be settled in cash, Stock, or other Awards, or a combination thereof, as determined by the Committee at or after grant and subject to any contrary Award Agreement. The

Committee may not require settlement of any Award in Stock pursuant to the immediately preceding sentence to the extent issuance of such Stock would be prohibited or unreasonably delayed by reason of any other provision of the Plan.

        10.2.    Violation of Law.     Notwithstanding any other provision of the Plan or the relevant Award Agreement, if, at any time, in the reasonable opinion of the Company, the issuance of shares of Stock covered by an Award may constitute a violation of law, then the Company may delay such issuance until (i) approval shall have been obtained from such governmental agencies, other than the Securities and Exchange Commission, as may be required under any applicable law, rule, or regulation and (ii) in the case where such issuance would constitute a violation of a law administered by or a regulation of the Securities and Exchange Commission, one of the following conditions shall have been satisfied:

          (a)   the shares of Stock are at the time of the issue of such shares effectively registered under the Securities Act of 1933, as amended; or

          (b)   the Company shall have determined, on such basis as it deems appropriate (including an opinion of counsel in form and substance satisfactory to the Company) that the sale, transfer, assignment, pledge, encumbrance or other disposition of such shares does not require registration under the Securities Act of 1933, as amended or any applicable State securities laws.

Furthermore, the inability of the Company to obtain or maintain, or the impracticability of it obtaining or maintaining, authority from any governmental agency having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance of any Stock hereunder, shall relieve the Company of any liability in respect of the failure to issue such Stock as to which such requisite authority shall not have been obtained, and shall constitute circumstances in which the Committee may determine to amend or cancel Awards pertaining to such Stock, with or without consideration to the affected Participants.

        10.3.    Corporate Restrictions on Rights in Stock.     Any Stock to be issued pursuant to Awards granted under the Plan shall be subject to all restrictions upon the transfer thereof which may be now or hereafter imposed by the charter, certificate or articles, and by-laws, of the Company. Whenever Stock is to be issued pursuant to an Award, if the Committee so directs at or after grant, the Company shall be under no obligation to issue such shares until such time, if ever, as the recipient of the Award (and any person who exercises any Option, in whole or in part), shall have become a party to and bound by the Stockholders' Agreement, if any.

        10.4.    Investment Representations.     The Company shall be under no obligation to issue any shares of Stock covered by any Award unless the shares to be issued pursuant to Awards granted under the Plan have been effectively registered under the Securities Act of 1933, as amended, or the Participant shall have made such written representations to the Company (upon which the Company believes it may reasonably rely) as the Company may deem necessary or appropriate for purposes of confirming that the issuance of such shares will be exempt from the registration requirements of that Act and any applicable state securities laws and otherwise in compliance with all applicable laws, rules and regulations of any jurisdiction in which Participants may reside or primarily work, including but not limited to that the Participant is acquiring the shares for his or her own account for the purpose of investment and not with a view to, or for sale in connection with, the distribution of any such shares.

        10.5.    Registration.     If the Company shall deem it necessary or desirable to register under the Securities Act of 1933, as amended, or other applicable statutes any shares of Stock issued or to be issued pursuant to Awards granted under the Plan, or to qualify any such shares of Stock for exemption from the Securities Act of 1933, as amended or other applicable statutes, then the Company shall take such action at its own expense. The Company may require from each recipient of an Award, or each holder of shares of Stock acquired pursuant to the Plan, such information in writing for use in any registration statement, prospectus, preliminary prospectus or offering circular as is reasonably necessary for that purpose and may require reasonable indemnity to the Company and its officers and directors from that holder against all losses, claims, damage and liabilities arising from use of the information so furnished and caused by any untrue statement of any material fact therein or caused by the omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made. In addition, the Company may require of any such person that he or she agree that, without the prior written consent of the Company or the managing underwriter in any public offering of shares of Stock, he or she will not sell, make any short sale of, loan, grant any option for the purchase of, pledge or otherwise encumber, or otherwise dispose of, any shares of Stock during the 180 day period commencing on the effective date of the registration statement relating to the underwritten public offering of securities (or during such shorter or longer period of time as the Committee shall determine in its sole discretion, which period of time shall commence from and after such effective date of such registration statement). Without limiting the generality of the foregoing provisions of this Section 10.5, if in connection with any underwritten public offering of securities of the Company the managing underwriter of such offering requires that the Company's directors and officers enter into a lock-up agreement containing provisions that are more restrictive than the provisions set forth in the preceding sentence, then (a) each holder of shares of Stock acquired pursuant to the Plan (regardless of whether such person has complied or complies with the provisions of clause (b) below) shall be bound by, and shall be deemed to have agreed to, the same lock-up terms as those to which the Company's directors and officers are required to adhere; and (b) at the request of the Company or such managing underwriter, each such person shall execute and deliver a lock-up agreement in form and substance equivalent to that which is required to be executed by the Company's directors and officers.

        10.6.    Placement of Legends; Stop Orders; etc.     Each share of Stock to be issued pursuant to Awards granted under the Plan may bear a reference to the investment representations made in accordance with Section 10.4 in addition to any other applicable restrictions under the Plan, and the terms of the Award and under the Stockholders' Agreement and, if applicable, to the fact that no registration statement has been filed with the Securities and Exchange Commission in respect to such shares of Stock. All shares of Stock or other securities issued under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of any stock exchange upon which the Stock is then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions, or, if the Stock will be held in book-entry position through the direct registration system of the Company's transfer agent, the restrictions will be appropriately noted.

        10.7.    Tax Withholding.     Whenever shares of Stock are issued or to be issued pursuant to Awards granted under the Plan, the Company shall have the right to require the recipient to remit to the Company an amount sufficient to satisfy federal, state, local, foreign or other withholding tax requirements if, when, and to the extent required by law (whether so required to secure for the Company an otherwise available tax deduction or otherwise) prior to the delivery of any certificate or certificates, held in book-entry position through the direct registration system of the Company's transfer agent, for such shares. The obligations of the Company under the Plan shall be conditional on satisfaction of all such withholding obligations and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to a Participant or to utilize any other withholding method prescribed by the Committee from time to time. However, in such cases Participants may elect, subject to the approval of the Committee, acting in its sole discretion, to satisfy an applicable withholding requirement, in whole or in part, by having the Company withhold shares of Stock to satisfy their tax obligations. All elections shall be irrevocable, made in writing, signed by the Participant, and shall be subject to any restrictions or limitations that the Committee deems appropriate. If shares of Stock are withheld to satisfy an applicable withholding requirement, the shares of Stock withheld shall have a Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction, provided, however, if shares of Stock are withheld to satisfy a withholding requirement imposed by a country other than the United States, the amount withheld may exceed such minimum, provided that it is not in excess of the actual amount required to be withheld with respect to the Participant under applicable tax law or regulations.

        10.8.    Company Charter and By-Laws; Other Company Policies.     This Plan and all Awards granted hereunder are subject to the charter and By-Laws of the Company, as they may be amended from time to time, and all other Company policies duly adopted by the Board, the Committee or any other committee of the Board and as in effect from time to time regarding the acquisition, ownership or sale of Stock by officers, employees, directors, consultants, advisors and other service providers, including, without limitation, policies intended to limit the potential for insider trading and to avoid or recover compensation payable or paid on the basis of inaccurate financial results or statements, employee conduct, and other similar events.

11.   Reservation of Stock

        The Company shall at all times during the term of the Plan and any outstanding Awards granted hereunder reserve or otherwise keep available such number of shares of Stock as will be sufficient to satisfy the requirements of the Plan (if then in effect) and the Awards and shall pay all fees and expenses necessarily incurred by the Company in connection therewith.

12.   Limitation of Rights in Stock; No Special Service Rights

        A Participant shall not be deemed for any purpose to be a stockholder of the Company with respect to any of the shares of Stock subject to an Award, unless and until a certificate shall have been issued therefor and delivered to the Participant or his agent, or the Stock shall be issued through the direct registration system of the Company's transfer agent. Any Stock to be issued pursuant to Awards granted under the Plan shall be subject to all restrictions upon the transfer thereof which may be now or hereafter imposed by the certificate or articles of incorporation and the by-laws of the Company. Nothing contained in the Plan or in any Award Agreement shall confer upon any recipient of an Award any right with respect to the continuation of his or her employment or other association with the Company (or any Affiliate), or interfere in any way with the right of the Company (or any Affiliate), subject to the terms of any separate employment or consulting agreement or provision of law or corporate articles or by-laws to the contrary, at any time to terminate such employment or consulting agreement or to increase or decrease, or otherwise adjust, the other terms and conditions of the recipient's employment or other association with the Company and its Affiliates.

13.   Unfunded Status of Plan

        The Plan is intended to constitute an "unfunded" plan for incentive compensation, and the Plan is not intended to constitute a plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Stock or payments with respect to Awards hereunder, provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

14.   Nonexclusivity of the Plan

        Neither the adoption of the Plan by the Board nor any action taken in connection with the adoption or operation of the Plan shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including without limitation, the granting of stock options and restricted stock other than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

15.   No Guarantee of Tax Consequences

        It is intended that all Awards shall be granted and maintained on a basis which ensures they are exempt from, or otherwise compliant with, the requirements of Section 409A of the Code, pertaining non-qualified plans of deferred compensation, and the Plan shall be governed, interpreted and enforced consistent with such intent. However, neither the Company nor any Affiliate, nor any director, officer, agent, representative or employee of either, guarantees to the Participant or any other person any particular tax consequences as a result of the grant of, exercise of rights under, or payment in respect of an Award, including but not limited to that an Option granted as an Incentive Option has or will qualify as an "incentive stock option" within the meaning of Section 422 of the Code or that the provisions and penalties of Section 409A of the Code will or will not apply and no person shall have any liability to a Participant or any other party if a payment under an Award that is intended to benefit from favorable tax treatment or avoid adverse tax treatment fails to realize such intention or for any action taken by the Board or the Committee with respect to the Award.

16.   Termination and Amendment of the Plan

        16.1.    Termination or Amendment of the Plan.     Subject to the limitations contained in Section 16.3 below, including specifically the requirement of stockholder approval, if applicable, the Board may at any time suspend or terminate the Plan or make such modifications of the Plan as it shall deem advisable. Unless the Board otherwise expressly provides, no amendment of the Plan shall affect the terms of any Award outstanding on the date of such amendment.

        16.2.    Termination or Amendment of Outstanding Awards; Assumptions.     Subject to the limitations contained in Section 16.3 below, including specifically the requirement of stockholder approval, if applicable, the Committee may at any time:

          (a)   amend the terms of any Award theretofore granted, prospectively or retroactively, provided that the Award as amended is consistent with the terms of the Plan;

          (b)   within the limitations of the Plan, modify, extend or assume outstanding Awards or accept the cancellation of outstanding Awards or of outstanding stock options or other equity-based compensation awards granted by another issuer in return for the grant of new Awards for the same or a different number of shares of Stock and on the same or different terms and conditions (including but not limited to the exercise price of any Option); and

          (c)   offer to buy out for a payment in cash or cash equivalents an Award previously granted or authorize the recipient of an Award to elect to cash out an Award previously granted, in either case at such time and based upon such terms and conditions as the Committee shall establish.

        16.3.    Limitations on Amendments, Etc.

          (a)   Without the approval of the Company's stockholders, no amendment or modification of the Plan by the Board may (i) increase the number of shares of Stock which may be issued under the Plan, (ii) change the description of the persons eligible for Awards, or (iii) effect any other change for which stockholder approval is required by law or the rules of any relevant stock exchange.

          (b)   No action by the Board or the Committee pursuant to this Section 16 shall impair the rights of the recipient of any Award outstanding on the date of such amendment or modification of such Award, as the case may be, without the Participant's consent; provided, however, that no such consent shall be required (A) in the case of any amendment or termination of any outstanding Award that is permitted by any provision of this Plan that is set forth in Section 16.4 below, Section 8, Section 9 or in any other section of this Plan that is not Section 16.2 or (B) if the Board or Committee, as the case may be, (i) determines in its sole discretion and prior to the date of any Change of Control that such amendment or alteration either is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation, including without limitation the provisions of Section 409A of the Code, or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, (ii) determines in its sole discretion and prior to the date of any Change of Control that such amendment or alteration is not reasonably likely to significantly diminish the benefits provided under the Award, or that any such diminution has been adequately compensated, or (iii) reasonably determines on or after the date of Change of Control that such amendment or alteration either is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation, including without limitation the provisions of Section 409A of the Code.

        16.4    Option Repricing.     Notwithstanding anything in Section 16.3 express or implied to the contrary, the Committee is expressly authorized to amend any or all outstanding Options at any time and from time to time to effect a repricing thereof by lowering the exercise price applicable to the shares of Stock subject to such Option or Options without the consent or approval of the stockholders of the Company or the holder or holders of such Option or Options, and, in connection with such repricing, to amend or modify any of the other terms of the Option or Options so repriced, including, without limitation, for purposes of reducing the number of shares subject to such Option or Options or for purposes of adversely affecting the provisions applicable to such Option or Options that relate to the vesting or exercisability thereof, in each case without the approval or consent of stockholders of the Company or the holder or holders of such Option or Options.

17.   Notices and Other Communications

        Any communication or notice required or permitted to be given under the Plan shall be in such form as the Committee may determine from time to time. If a notice, demand, request or other communication is required or permitted to be given in writing, then any such notice, demand, request or other communication hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by first class registered, certified or overnight mail, postage prepaid, or telecopied with a confirmation copy by regular, certified or overnight mail, addressed or telecopied, as the case may be, (i) if to the recipient of an Award, at his or her residence address last filed with the Company and (ii) if to the Company, at its principal place of business, addressed to the attention of its Treasurer, or to such other address or telecopier number, as the case may be, as the addressee may have designated by notice to the addressor. All such notices, requests, demands and other communications shall be deemed to have been received: (i) in the case of personal delivery, on the date of such delivery; (ii) in the case of mailing, when received by the addressee; and (iii) in the case of facsimile transmission, when confirmed by facsimile machine report.

18.   Governing Law

        The Plan and all Award Agreements and actions taken hereunder and thereunder shall be governed, interpreted and enforced in accordance with the laws of the Commonwealth of Massachusetts, without regard to the conflict of laws principles thereof.

PART II
INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

Item 20—Indemnification and Officers

        Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

        As permitted by Delaware law, Proteon's certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to Proteon or its stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law such protection would be not available for liability:

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  for any breach of a duty of loyalty to us or Proteon's stockholders;

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  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

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  for any transaction from which the director derived an improper benefit; or

  •
  for an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

        Proteon's certificate of incorporation also provides that if Delaware law is amended after the approval by Proteon's stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of Proteon's directors will be eliminated or limited to the fullest extent permitted by Delaware law.

        Proteon's bylaws further provide that Proteon must indemnify its directors and officers to the fullest extent permitted by Delaware law. The bylaws also authorize Proteon to indemnify any of its employees or agents and permit Proteon to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

        In addition, Proteon's bylaws provide that Proteon is required to advance expenses to its directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the bylaws are not exclusive.

        At present, there is no pending litigation or proceeding involving any of Proteon's directors, officers or employees for which indemnification is sought, and Proteon is not aware of any threatened litigation that may result in claims for indemnification.

        Proteon has entered enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require Proteon to indemnify each director and officer to the fullest extent permitted by Delaware law, the certificate of incorporation and bylaws, for expenses such as, among other things, attorneys' fees, judgments, fines, and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in Proteon's right, arising out of the person's services as Proteon's director or executive officer or as the director or executive officer of any subsidiary of Proteon or any other company or enterprise to which the person provides services at Proteon's request. We also maintain directors' and officers' liability insurance.

        The SEC has taken the position that personal liability of directors for violation of the federal securities laws cannot be limited and that indemnification by Proteon for any such violation is unenforceable. The limitation of liability and indemnification provisions in Proteon's certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against Proteon's directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against Proteon's directors and officers, even though an action, if successful, might benefit Proteon and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that Proteon pays the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Item 21—Exhibits

(a)   Exhibit Index

        A list of exhibits filed with this Registration Statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b)   Financial Statements

        The financial statements filed with this Registration Statement on Form S-4 are set forth on the Financial Statement Index and are incorporated herein by reference.

Item 22—Undertakings

(a)
The undersigned registrant hereby undertakes as follows:

(1)
To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(2)
That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus/information statement which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus/information statement will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(3)
That every proxy statement/prospectus/information statement (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

(c)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

(d)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

Exhibit		Description
2.1		Agreement and Plan of Merger and Reorganization, dated September 23, 2019, by and among the Registrant, ArTara Therapeutics, Inc. and REM 1 Acquisition, Inc. (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K as filed on September 24, 2019, and incorporated herein by reference)

2.2		Form of the ArTara Therapeutics, Inc.'s Support Agreement, dated September 23, 2019, by and between the Registrant, ArTara Therapeutics, Inc.. and each of the parties named in each agreement therein (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K as filed on April 8, 2019, and incorporated herein by reference)

2.3		Form of Registrants' Support Agreement, dated September 23, 2019, by and between the Registrant, ArTara Therapeutics, Inc.. and each of the parties named in each agreement therein (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K as filed on April 8, 2019, and incorporated herein by reference)

2.4		Form of Lock-Up Agreement, dated September 23, 2019, by each of the parties named in each agreement therein (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K as filed on April 8, 2019, and incorporated herein by reference)

3.1		Sixth Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K as filed on October 27, 2014, and incorporated herein by reference)

3.2		Second Amended and Restated Bylaws (filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K as filed on August 3, 2017, and incorporated herein by reference)

3.3		Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K as filed on August 3, 2017, and incorporated herein by reference)

4.1		Specimen stock certificate evidencing the shares of common stock (filed as Exhibit 4.1 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1, as filed on October 7, 2014, and incorporated herein by reference)

4.2		Fifth Amended and Restated Investors' Rights Agreement, dated as of June 22, 2017 (filed as Exhibit 4.18 to the Registrant's Current Report on Form 8-K, filed on June 23, 2017, as filed on October 7, 2014, and incorporated herein by reference)

4.3		Registration Rights Agreement, dated as of August 2, 2017 (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K, as filed on August 3, 2017, and incorporated herein by reference)

5.1	+	Opinion of Morgan, Lewis & Bockius, LLP regarding the validity of the securities

8.1	*	Opinion of Morgan, Lewis & Bockius, LLP regarding tax matters

8.2	*	Opinion of Cooley, LLP regarding tax matters

10.1	†	2006 Equity Incentive Plan, as amended and restated August 21, 2014 (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed on October 7, 2014 (File No. 333-198777)).

10.2	†	Letter Agreement by and between the Company and F. Nicholas Franano, dated August 22, 2014 (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 filed on September 16, 2014).

Exhibit		Description
10.3		Lease Agreement by and between the Company and Boston Properties Limited Partnership, dated July 13, 2009, as amended by that Amendment No. 1 dated September 14, 2012, as amended by that Amendment No. 2 dated October 17, 2013, as amended by that Amendment No. 3 dated August 4, 2014 (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 filed on September 16, 2014).
10.4		Assignment of Rights/License Agreement, effective as of February 4, 2002, by and between Johns Hopkins University and F. Nicholas Franano (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 filed on September 16, 2014).

10.5		Assignment of Patent made and entered into as of December 30, 2002, by and between F. Nicholas Franano and Proteon Therapeutics, L.L.C (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 filed on September 16, 2014).

10.6		Letter Agreement, dated October 1, 2010, among the National Institutes of Health, F. Nicholas Franano and the Company (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 filed on September 16, 2014).

10.7		Letter Agreement, dated January 12, 2009, by and between F. Nicholas Franano and the Company (as successor-in-interest to Proteon Therapeutics, L.L.C.) (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 filed on September 16, 2014).

10.8		Quitclaim Deed, dated January 17, 2011, by F. Nicholas Franano to the Company (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 filed on September 16, 2014).

10.9	†	Form of Stock Option Grant Notice and Stock Option Agreement under the Company's 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 filed on September 16, 2014).

10.10	†	2014 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.25 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed on October 7, 2014).

10.11	†	Amended and Restated Employment Agreement by and between the Company and Timothy P. Noyes, dated October 1, 2014 (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed on October 7, 2014).

10.12	†	Amended and Restated Employment Agreement by and between the Company and Steven Burke, dated October 1, 2014 (incorporated by reference to Exhibit 10.27 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed on October 7, 2014).

10.13	†	Amended and Restated Employment Agreement by and between the Company and George Eldridge, dated October 1, 2014 (incorporated by reference to Exhibit 10.28 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed on October 7, 2014).

10.14	†	Amended and Restated Employment Agreement by and between the Company and Daniel Gottlieb, dated October 1, 2014 (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed on October 7, 2014).

10.15		Form of Amended and Restated Indemnification Agreement (incorporated by reference to Exhibit 10.30 to Amendment No. 1 to the Company's Registration Statement on Form S-1/A filed on October 7, 2014).

10.16		Manufacturing Services Agreement by and between the Company and Lonza Ltd, dated as of June 30, 2015 and signed July 9, 2015 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed on November 12, 2015).

Exhibit		Description
10.17	††	Amendment to Manufacturing Services Agreement by and between the Company and Lonza LTD entered into on January 21, 2016 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed on May 9, 2016).

10.18	†	Amendment No. 1 to Employment Agreement by and between the Company and George Eldridge dated as of March 15, 2017 (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed on March 16, 2017).

10.19		Securities Purchase Agreement, dated as of June 23, 2017, by and among the Company and the purchasers party thereto (incorporated by reference to Exhibit 10.20 of Current Report on Form 8-K, filed on June 23, 2017).

10.20	†	Amended and Restated 2014 Equity Incentive Plan of Proteon Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K, filed on August 3, 2017).

10.21		Fourth Amendment to Lease by and between Proteon Therapeutics, Inc. and Boston Properties Limited Partnership, dated August 17, 2009 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed on November 7, 2017).

21.1		List of Subsidiaries (filed as Exhibit 21.1 to the Registrant's Annual Report on Form 10-K as filed on March 27, 2015, and incorporated herein by reference)

23.1	+	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm to the Registrant

23.2	+	Consent of Marcum, LLP, Independent Registered Public Accounting Firm to ArTara Therapeutics, Inc.

23.3	+	Consent of Morgan, Lewis & Bockius, LLP (included as part of its opinion filed as Exhibits 5.1 and 8.1 hereto and incorporated herein by reference)

23.4	*	Consent of Cooley, LLP (included as part of its opinion filed as Exhibit 8.2 hereto and incorporated herein by reference)

24.1	+	Power of Attorney (included on signature page)

99.1	+	Opinion of H.C. Wainwright & Co., LLC, financial advisor to Proteon Therapeutics, Inc., dated September 22, 2019 (included as Annex B to the proxy statement/prospectus/information statement forming part of this Registration Statement)

99.2	+	Consent of H.C. Wainwright & Co., LLC, financial advisor to Proteon Therapeutics, Inc.

99.3	+	Proposed Amendment to Sixth Amended and Restated Certificate of Incorporation of Proteon Therapeutics, Inc. (included as Annex D to the proxy statement/prospectus/information statement forming a part of this Registration Statement)

99.4	*	Form of Proxy Card for Proteon Therapeutics, Inc. Special Meeting of Stockholders

99.5	+	Consent of Luke Beshar, as designee to the board of directors.

99.6	+	Consent of Scott Braunstein, M.D., as designee to the board of directors.

99.7	+	Consent of Roger Garceau, M.D., as designee to the board of directors.

99.8	+	Consent of Jesse Shefferman, as designee to the board of directors.

99.9	+	Consent of Michael Solomon, Ph.D., as designee to the board of directors.

+
Filed herewith.

*
To be filed by amendment.

†
Confidential treatment has been granted with respect to certain portions of this exhibit.

††
Portions of this exhibit (indicated by asterisks) have been omitted as the Registrant has determined that (i) the omitted information is not material, and (ii) the omitted information would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Waltham, Commonwealth of Massachusetts on November 6, 2019.

PROTEON THERAPEUTICS, INC.
By:	/s/ TIMOTHY P. NOYES Timothy P. Noyes President & Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy P. Noyes and George A. Eldridge, and each of them, as his or her true and lawful agent, proxy and attorney-in-fact, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign, and file with the SEC any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Name	Title	Date

/s/ TIMOTHY P. NOYES Timothy P. Noyes	President, Chief Executive Officer and Director (Principal Executive Officer)	November 6, 2019
/s/ GEORGE ELDRIDGE George Eldridge	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary (Principal Financial Officer and Principal Accounting Officer)	November 6, 2019
/s/ HUBERT BIRNER, PH.D. Hubert Birner, Ph.D.	Director	November 6, 2019
/s/ GAREN BOHLIN Garen Bohlin	Director	November 6, 2019

Name	Title	Date

/s/ JOHN G. FREUND, M.D. John G. Freund, M.D.	Director	November 6, 2019
/s/ PAUL HASTINGS Paul Hastings	Director	November 6, 2019